As filed with the Securities and Exchange Commission on October 8, 2009
Registration No. 333-161546

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Doral Financial Corporation
((Exact name of registrant issuer as specified in its charter)

Puerto Rico	6029	66-0312162
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

D. Rhett Brandon Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Samir A. Gandhi Sidley Austin LLP 787 Seventh Avenue New York, New York 10019-6018 (212) 839-5300

Approximate date of commencement of proposed exchange offer: As soon as practicable after this Registration Statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
Securities to be Registered	registered(1)	offering price per share	aggregate offering price(2)	registration fee(3)(4)
Common Stock, par value $0.01		N/A	$75,670,980	$4,223

(1)	This Registration Statement registers the maximum number of shares of the Registrant’s common stock, par value $0.01 per share, that may be issued in connection with the exchange offer by the Registrant for a number of its outstanding shares of our 4.75% Perpetual Cumulative Convertible Preferred Stock (“convertible preferred stock”).
(2)	Represents the proposed maximum aggregate offering price, estimated solely for purpose of calculating the registration fee pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act of 1933, as amended, and based on the market value of the convertible preferred stock. The proposed maximum aggregate offering price is the product of (i) $70.00, the average of the bid and asked price per share of the convertible preferred stock in the OTC market on May 8, 2009 (the latest date for which prices are available) and (ii) 1,081,014, the maximum number of shares of convertible preferred stock that could be accepted for exchange in the exchange offer.
(3)	Computed in accordance with Section 6(b) of the Securities Act of 1933, as amended, by multiplying .00005580 by the proposed maximum aggregate offering price.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete this exchange offer and the securities being registered may not be exchanged or distributed until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED OCTOBER 8, 2009

DORAL FINANCIAL CORPORATION

Offer to Exchange

Up to        Shares of Doral Financial Corporation Common Stock for up to $     Liquidation Preference of the Issued and Outstanding Shares of Doral Financial Corporation 4.75% Perpetual Cumulative Convertible Preferred Stock (CUSIP No. 25811P704)

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, up to $      liquidation preference of properly tendered and accepted shares of our 4.75% Perpetual Cumulative Convertible Preferred Stock (“convertible preferred stock”) for newly issued shares of our common stock, par value $0.01 per share (the “common stock”).

For each share of convertible preferred stock tendered and accepted for exchange we are offering        shares of common stock (the “exchange offer consideration”). Because the number of shares of common stock to be issued in the exchange offer is fixed, changes in the trading prices of the common stock will result in the market value of the common stock you receive in exchange for tendering your shares being different than the value reflected above.

We will issue no more than           shares of our common stock in the exchange offer. Depending on the number of shares of our convertible preferred stock tendered in the exchange offer and the exchange ratio determined as described above, we may have to prorate tendered shares of convertible preferred stock to remain within this limit.

The exchange offer will expire at 11:59 p.m., New York City time, on        , 2009 (the “expiration date”), unless extended or earlier terminated by us. You must validly tender your shares of convertible preferred stock for exchange in the exchange offer on or prior to the expiration date to receive the exchange offer consideration. You should carefully review the procedures for tendering shares of convertible preferred stock beginning on page 247 of this prospectus. You may withdraw shares of convertible preferred stock tendered in the exchange offer at any time prior to the expiration date.

In order to validly tender your shares of convertible preferred stock, you must deliver a consent to amend the certificate of designation of the convertible preferred stock as more fully described in this prospectus and in the consent solicitation statement attached to this prospectus as Annex A.

The exchange offer is subject to a number of conditions that must be satisfied or waived by us. The exchange offer is not conditioned on any minimum number or aggregate liquidation preference of convertible preferred stock being tendered.

The shares of convertible preferred stock are not listed for trading on any securities exchange. Our common stock is traded on the New York Stock Exchange under the symbol “DRL.” The last reported sale price of our common stock on October 7, 2009, was $3.80 per share. The shares of our common stock to be issued in the exchange offer will be approved for listing on the New York Stock Exchange.

We urge you to carefully read the “Risk factors” section of this prospectus beginning on page 21 before you make any decision regarding the exchange offer.

You must make your own decision whether to tender shares of convertible preferred stock in the exchange offer, and, if so, the liquidation preference of convertible preferred stock to tender. Neither we, the dealer manager, the information agent, the exchange agent (each as defined herein) nor any other person is making any recommendation as to whether or not you should tender your convertible preferred stock for exchange in the exchange offer.

The shares of our common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state or Commonwealth of Puerto Rico securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of this transaction or these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Dealer Manager for the exchange offer is:
UBS Investment Bank

The Information Agent and Exchange Agent for the exchange offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The date of this document is          , 2009.

IMPORTANT

Certain shares of convertible preferred stock were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of The Depository Trust Company (“DTC”). If your securities are book entry securities, you may tender your shares of convertible preferred stock by transferring them through DTC’s Automated Tender Offer Program (“ATOP”) or following the other procedures described under “The exchange offer—Procedures for Tendering.”

If your interest as a holder of convertible preferred stock is in certificated form, you must deliver to the exchange agent (1) the certificates for the shares of your convertible preferred stock to be exchanged, together with a Consent (as defined below) in the manner specified in the accompanying letter of transmittal and (2) a properly completed letter of transmittal.

To tender shares of convertible preferred stock, MacKenzie Partners, Inc., the exchange agent, must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such shares of convertible preferred stock and an agent’s message through ATOP of DTC according to the procedure for book-entry transfer described in this prospectus, together with a Consent in the manner specified in the accompanying letter of transmittal. If you tender under DTC’s ATOP, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. If you wish to tender shares of convertible preferred stock that are held in the name of a broker or other nominee, you should instruct your broker or other nominee to tender on your behalf, including, if you are a beneficial owner of shares of convertible preferred stock, the giving of a Consent set forth in the corresponding letter of transmittal.

In order to deliver a Consent without tendering shares of convertible preferred stock, you must deposit the corresponding number of shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the exchange offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your

i

Consent in respect of such withdrawn shares. All shares of convertible preferred stock deposited for the purpose of giving your Consent and which were not deposited to be tendered for exchange in the exchange offer will be returned, without expense, to you promptly following the settlement date, or as promptly as practicable after termination by us of the exchange offer or your valid withdrawal of your shares of convertible preferred stock.

We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the expiration date. We describe the procedures for tendering shares of convertible preferred stock in more detail in the section of this prospectus entitled “The exchange offer—Procedures for Tendering.”

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus. We are not making an offer of the common stock in any jurisdiction where such offer is not permitted.

In this prospectus, except as otherwise specified, the words “Doral,” “Doral Financial,” the “Company,” “we,” “our,” “ours,” and “us” refer to Doral Financial Corporation and its subsidiaries.

ii

Special note regarding forward-looking statements

Statements included herein may constitute forward-looking statements. These forward-looking statements may relate to the Company’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal proceedings and new accounting standards on the Company’s financial condition and results of operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, and are generally identified by the use of words or phrases such as “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “expect,” “may” or similar expressions.

Doral cautions readers not to place undue reliance on any of these forward-looking statements as they speak only as of the date made and represent Doral’s expectations of future conditions or results and are not guarantees of future performance. Doral does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:

➢	the continued recessionary conditions of the Puerto Rico and the United States economies and the continued weakness in the performance of the global financial markets leading to, among other things, (i) a deterioration in the credit quality of our loans and other assets, (ii) decreased demand for our products and services and lower revenue and earnings, (iii) reduction in our interest margins, and (iv) decreased availability and increased pricing of our funding sources, including brokered certificates of deposit;

➢	the strength or weakness of the real estate markets and of the consumer and commercial credit sectors and its impact in the credit quality of our loans and other assets which may lead to, among other things, an increase in our non-performing loans, charge-offs and loan loss provisions;

➢	a decline in the market value and estimated cash flows of our mortgage-backed securities and other assets may result in the recognition of other-than-temporary-impairment of such assets under generally accepted accounting principles in the United States of America (“GAAP”);

➢	our ability to derive sufficient income to realize the benefit of the deferred tax assets;

➢	uncertainty about the legislative and other measures adopted by the Puerto Rico government in response to its fiscal situation and the impact of such measures on several sectors of the Puerto Rico economy;

➢	uncertainty about the effectiveness of the various actions undertaken to stimulate the United States economy and stabilize the United States financial markets, and the impact of such actions on our business, financial condition and results of operations;

➢	changes in interest rates and the potential impact of such changes in interest rates on our net interest income and the value of our loans and investments;

➢	the commercial soundness of our various counterparties of financing and other securities transactions, which could lead to possible losses when the collateral held by us to secure the obligations of the counterparty is not sufficient or to possible delays or losses in recovering any excess collateral belonging to us held by the counterparty;

➢	our ability to collect payment of a receivable from Lehman Brothers Inc. (“LBI”), which results from the excess of the value of securities owned by Doral that were held by LBI above the amounts owed by Doral under certain terminated repurchase agreements and forward agreement;

Special note regarding forward-looking statements

➢	higher credit losses because of federal or state legislation or regulatory action that either (i) reduces the amount that our borrowers are required to pay us, or (ii) limits our ability to foreclose on properties or collateral or makes foreclosures less economically feasible;

➢	changes in our accounting policies or in accounting standards, and changes in how accounting standards are interpreted or applied;

➢	general competitive factors and industry consolidation;

➢	developments in the regulatory and legal environment for financial services companies in Puerto Rico and the United States as a result of, among other things, recent legislative and regulatory proposals made by the federal government;

➢	potential adverse outcome in the legal or regulatory proceedings described in this prospectus; and

➢	the other risks and uncertainties detailed in the “Risk factors” section of this prospectus.

Available information

This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the securities to be exchanged, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete.

We have historically filed annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports and other information may be inspected and copied at the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its Washington address. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy statements and other information regarding companies like us that file electronically with the SEC.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Doral Financial Corporation
Attention: Investor Relations
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
Telephone number: 787-474-6298

Questions and answers about the exchange offer

These answers to questions that you may have as a holder of our convertible preferred stock are highlights of selected information included elsewhere in this prospectus. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate in it, you should carefully read this prospectus in its entirety, including the section entitled “Risk factors” and the information in the historical financial statements and related notes appearing elsewhere in this prospectus. See “Available information.” Except as otherwise specified, the words “Doral,” “Doral Financial,” the “Company,” “we,” “our,” “ours,” and “us” refer to Doral Financial Corporation and its subsidiaries.

Why are we making the exchange offer and consent solicitation?

We are making this offer to reduce our future dividend obligations and to improve our capital structure. At the proposed exchange offer consideration amount, this offer will allow us to record an increase to our tangible common shareholders equity, which is our common shareholders equity less our intangible assets. Our future dividend obligations associated with our convertible preferred stock will also be reduced.

Assuming the transactions described in this prospectus are consummated, we believe that the increase in our tangible common equity capitalization and preservation of liquidity as a result of this exchange offer will improve our ability to operate in the current economic environment and enhance our long-term financial stability.

In addition, we are seeking the consent of holders of shares of the convertible preferred stock to amend the certificate of designation of our convertible preferred stock (the “Convertible Preferred Stock Amendment”). The Convertible Preferred Stock Amendment will eliminate the requirement that full dividends in arrearages on the convertible preferred stock must have been declared and paid before we redeem, repurchase or otherwise acquire for consideration shares of our 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A preferred stock”), our 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B preferred stock”), and our 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C preferred stock”, and together with the Series A preferred stock and the Series B preferred stock, the “noncumulative preferred stock”). The convertible preferred stock and the noncumulative preferred stock shall be collectively referred to as the “preferred stock”. We are requiring holders of shares of convertible preferred stock that participate in the exchange offer to grant their consent to the Convertible Preferred Stock Amendment as a condition to exchange their shares of convertible preferred stock. For additional information on the Convertible Preferred Stock Amendment, please refer to the Consent Solicitation Statement (as defined below), which is attached to this prospectus as Annex A. See “The exchange offer—Convertible Preferred Stock Consent.” The affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment.

What shares of convertible preferred stock are being sought in the exchange offer?

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, up to $      liquidation preference of properly tendered and accepted shares of convertible preferred stock for newly issued shares of our common stock.

We will issue no more than           shares of our common stock in the exchange offer. Depending on the number of shares of our convertible preferred stock tendered in the exchange offer and the exchange ratio determined as described below, we may have to prorate tendered shares of convertible preferred stock to remain within this limit.

Questions and answers about the exchange offer

What will I receive in the exchange offer if I tender my shares of convertible preferred stock and they are accepted?

For each share of convertible preferred stock tendered and accepted for exchange we are offering           shares of common stock (the “exchange offer consideration”). Because the number of shares of common stock to be issued in the exchange offer is fixed, changes in the trading prices of the common stock will result in the market value of the common stock you receive in exchange for tendering your shares being different than the value reflected above.

The exchange offer is not subject to any minimum number of shares or liquidation preference of convertible preferred stock being tendered. We will not issue fractional shares of common stock upon exchange of the convertible preferred stock in the exchange offer. Instead, we will pay cash for all fractional shares based upon a price per share of common stock of $      . See “The exchange offer—Fractional Shares.”

Your right to receive the exchange offer consideration in the exchange offer is subject to all of the conditions set forth in this prospectus and the related letter of transmittal.

If I am a holder of shares of convertible preferred stock am I required to consent to the Convertible Preferred Stock Amendment if I wish to participate in the exchange offer?

Yes, holders of shares of convertible preferred stock are required to give their Consent in favor of the proposal if they wish to participate in the exchange offer. In order to validly tender your shares of convertible preferred stock in the exchange offer, you must: (1) give a written consent, in the manner specified in the letter of transmittal, in favor of the Convertible Preferred Stock Amendment, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give a written consent on your behalf, in the manner specified in the letter of transmittal, with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment (each of the instructions referred to in (1) and (2) above, a “Tendering Consent”).

May I Consent without participating in the exchange offer?

Yes, you may give a Consent without tendering your shares of convertible preferred stock in the exchange offer. In order to deliver your Consent without tendering shares of convertible preferred stock, you must deposit the corresponding number of shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the exchange offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares. You may withdraw shares of convertible preferred stock deposited with the exchange agent for the purpose of giving your Consent on or prior to the expiration of the exchange offer. All shares of convertible preferred stock deposited for the purpose of giving your Consent and which were not deposited to be tendered for exchange in the exchange offer will be returned, without additional expense, promptly following the settlement date, or as promptly as practicable after termination by us of the exchange offer or your valid withdrawal of your shares of convertible preferred stock.

What happens to tendered shares of convertible preferred stock that are not accepted for exchange?

If your tendered shares of convertible preferred stock are not accepted for payment for any reason pursuant to the terms and conditions of the exchange offer, such shares will be returned without expense to you or, in the case of shares of convertible preferred stock tendered by book-entry transfer, such shares will be credited to an account maintained at DTC, designated by the participant who delivered such shares, in each case, promptly following the expiration date or the termination of the

Questions and answers about the exchange offer

exchange offer. Any tendered shares of convertible preferred stock that are not accepted for payment will be deemed to have consented to the Convertible Preferred Stock Amendment, even after such shares have been returned or credited as described above. If you do not wish to consent to the Convertible Preferred Stock Amendment, you must withdraw your shares of convertible preferred stock deposited with the exchange agent on or prior to the expiration of the exchange offer.

Do I have a choice in whether to tender my convertible preferred stock?

Yes. Holders of convertible preferred stock are not required to tender their convertible preferred stock pursuant to this prospectus. All rights and obligations under the certificate of designation pursuant to which the convertible preferred stock was issued will continue with respect to the convertible preferred stock that remains outstanding after the expiration date, subject to the Convertible Preferred Stock Amendment, if it is approved.

May I tender only a portion of the convertible preferred stock that I hold?

Yes. You do not have to tender all of your convertible preferred stock to participate in the exchange offer. You may choose to tender in the exchange offer all or any portion of the convertible preferred stock that you hold.

Will the common stock to be issued in the exchange offer be listed for trading?

Yes. The shares of our common stock to be issued in the exchange offer will be approved for listing on the New York Stock Exchange under the symbol “DRL.” For more information regarding the market for our common stock, see the section of this prospectus entitled “Market price, dividend and distribution information.”

How does the amount of consideration that I will receive if I validly tender shares of convertible preferred stock in the exchange offer compare to amounts that I would otherwise receive if I do not tender?

Should you decide to not participate in this offer, we make no assurance that you will be entitled to any future consideration from us for your shares of convertible preferred stock. Any value received from any sale of your shares of convertible preferred stock will depend on such factors as the market prices and the level of demand for the convertible preferred stock.

What other rights will I lose if I tender my shares of convertible preferred stock in the exchange offer?

If you validly tender your convertible preferred stock and we accept them for exchange, you will lose the rights of a holder of convertible preferred stock with respect to those shares, which are described below in this prospectus. For example, you would lose the right to receive any accumulated and unpaid dividends in respect of the tendered shares of convertible preferred stock as well as any dividends that in the future may be declared in respect of such shares. You would also lose the right to receive, out of assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the convertible preferred stock (including common stock), a liquidation preference on the convertible preferred stock, and accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of the Company. See “Comparison of rights between the convertible preferred stock and our common stock.”

Questions and answers about the exchange offer

What do we intend to do with the shares of convertible preferred stock that are tendered in the exchange offer?

Shares of convertible preferred stock accepted for exchange by us in the exchange offer will be retired and canceled and restored to the status of authorized but unissued shares of preferred stock undesignated as to series.

Are we making a recommendation regarding whether you should tender in the exchange offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your convertible preferred stock in the exchange offer. Accordingly, you must make your own determination as to whether to tender your convertible preferred stock in the exchange offer and, if so, the number of shares of convertible preferred stock to tender. Before making your decision, we urge you to carefully read this prospectus in its entirety, including the information set forth in the “Risk factors” section of this prospectus and the information in the historical financial statements and related notes appearing elsewhere in this prospectus.

When does the exchange offer expire?

Unless earlier terminated by us, the exchange offer will expire at 11:59 p.m., New York City time, on             , 2009, or at such other time if this date is extended by us. Convertible preferred stock tendered may be validly withdrawn at any time before the expiration date, but not thereafter. If a broker, dealer, commercial bank, trust company or other nominee holds your convertible preferred stock, such nominee may have an earlier deadline for accepting the exchange offer. You should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds your convertible preferred stock to determine its deadline.

What are the conditions to the exchange offer?

The exchange offer is conditioned upon the closing conditions described in “The exchange offer—Conditions of the Exchange Offer.” The exchange offer is not conditioned upon any minimum number or aggregate liquidation preference of shares of convertible preferred stock being tendered. We may waive certain conditions of the exchange offer described in this prospectus prior to the expiration date. If any of the conditions are not satisfied or waived, we will not complete the exchange offer.

Up to           shares of the convertible preferred stock validly tendered (and not withdrawn) will be accepted and the exchange offer consideration will be paid to all tendering holders, unless we terminate or amend the exchange offer. We will exchange up to $      liquidation preference of properly tendered and accepted shares of convertible preferred stock and issue no more than           shares of our common stock in the exchange offer. Depending on the number of shares of our convertible preferred stock tendered in the exchange offer and the exchange ratio determined as described above, we may have to prorate tendered shares of convertible preferred stock to remain within this limit. See “The exchange offer—Proration.”

Under what circumstances can the exchange offer be extended, amended or terminated?

We reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this prospectus or waive a material condition to the exchange offer. During any extension of the exchange offer, convertible preferred stock that was previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, but subject to applicable law, to terminate the exchange offer at any time prior to the expiration date if any condition

Questions and answers about the exchange offer

to the exchange offer is not met. If the exchange offer is terminated, no shares of convertible preferred stock will be accepted for purchase, and any shares of convertible preferred stock that have been tendered will be promptly returned to the holder. For more information regarding our right to extend, amend or terminate the exchange offer, see “The exchange offer—Expiration Date; Extensions; Termination; Amendment.”

How will I be notified if the exchange offer is extended, amended or terminated?

If the exchange offer is extended, amended or terminated, we will promptly make a public announcement thereof. For more information regarding notification of extensions, amendments or the termination of the exchange offer, see “The exchange offer—Expiration Date; Extensions; Termination; Amendment.”

How do I tender shares of convertible preferred stock in the exchange offer?

Certain shares of convertible preferred stock were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of DTC. If your securities are book entry securities, you may tender your shares of convertible preferred stock by transferring them through ATOP or following the other procedures described under “The exchange offer—Procedures for Tendering.”

If your interest as a holder of convertible preferred stock is in certificated form, you must deliver to the exchange agent (1) the certificates for the shares of your convertible preferred stock to be exchanged, together with a written notice of your Consent (as defined below) in the manner specified in the accompanying letter of transmittal and (2) a properly completed letter of transmittal.

If you hold your shares of convertible preferred stock through a bank, broker or other nominee, in order to validly tender your shares of convertible preferred stock in the exchange offer, you must follow the instructions provided by your bank, broker, custodian, commercial bank, trust company or other nominee with regard to procedures for tendering, in order to enable your bank, broker, custodian, commercial bank, trust company or other nominee to comply with the procedures described below. Beneficial owners are urged to appropriately instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate time processing time for their instruction.

In order for a bank, broker, custodian, commercial bank, trust company or other nominee to validly tender your shares of convertible preferred stock in the exchange offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the exchange agent an electronic message that will contain:

➢	a Consent to approve the Convertible Preferred Stock Amendment;

➢	your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

➢	a timely confirmation of book-entry transfer of your shares of convertible preferred stock into the exchange agent’s account.

Should you have any questions as to the procedures for tendering your shares of convertible preferred stock and giving the Consent required by the accompanying letter of transmittal, please call your bank, broker, custodian, trust company or other nominee; or call the information agent.

Questions and answers about the exchange offer

If I am a holder of shares of convertible preferred stock, but I do not wish to tender my shares in the exchange offer, how do I vote on the Convertible Preferred Stock Amendment?

If you do not wish to tender your shares of convertible preferred stock in the exchange offer, but you wish to give a consent with respect to the Convertible Preferred Stock Amendment, you must: (1) consent to the Convertible Preferred Stock Amendment using the detachable form provided in the letter of transmittal, and you must deposit the corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the exchange offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to consent on your behalf, in the manner specified in the accompanying letter of transmittal with respect to the Convertible Preferred Stock Amendment (each of the instructions referred to in (1) and (2) above, a “Non-Tendering Consent” and, together with each Tendering Consent, a “Consent”).

Will there be a meeting of the holders of convertible preferred stock?

No, there will not be a meeting. In order to save the expense associated with holding a special meeting, we have elected to obtain approval of the Convertible Preferred Stock Amendment from holders of convertible preferred stock by a solicitation of written consents pursuant to Article 7.17 of the Puerto Rico General Corporation Law and the provisions of the certificate of designation of the convertible preferred stock, rather than by calling a meeting of holders of convertible preferred stock. We are soliciting Consents from all of our holders of shares of convertible preferred stock.

What if I don’t indicate my decision with respect to the Convertible Preferred Stock Amendment?

If you are a holder of record of shares of convertible preferred stock and return a signed detachable voting instruction form or letter of transmittal without indicating your decision on the Convertible Preferred Stock Amendment, you will be deemed to have given your Consent in favor of the Convertible Preferred Stock Amendment.

If you hold your shares of convertible preferred stock through a bank, broker, custodian, commercial bank, trust company or other nominee, and you return your voting instruction without indicating your decision, you will be deemed to have voted against the Convertible Preferred Stock Amendment. Your bank, broker, custodian, commercial bank, trust company or other nominee will not have the discretion to consent with respect to the shares beneficially owned by you, and the failure to consent will be equivalent to a vote against the Convertible Preferred Stock Amendment.

If I change my mind, can I withdraw my tender of convertible preferred stock?

You may withdraw previously tendered convertible preferred stock at any time until the exchange offer has expired, unless extended by us. See “The exchange offer—Withdrawal of Tenders.” If you withdraw your shares of convertible preferred stock, you will automatically revoke any Consent that you delivered with respect to those withdrawn shares of convertible preferred stock.

Will I have to pay any fees or commissions if I tender my convertible preferred stock?

Tendering holders are not obligated to pay brokerage fees or commissions to us or to the dealer manager, the information agent or the exchange agent. If your shares of convertible preferred stock are held through a broker or other nominee who tenders the convertible preferred stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See “The exchange offer.”

Questions and answers about the exchange offer

What risks should I consider in deciding whether or not to tender any or all of my convertible preferred stock?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties pertaining to the exchange offer, and those affecting our businesses and an investment in our common stock, described in this section “Questions and answers about the exchange offer,” and in the section entitled “Risk factors”.

What are the U.S. federal and Puerto Rico income tax considerations of participating in the exchange offer?

Please see the section of this prospectus entitled “Certain United States federal income tax considerations” and “Certain Puerto Rico tax considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the exchange offer.

How will the exchange offer affect the trading market for the shares of convertible preferred stock that are not acquired by the Company?

The convertible preferred stock is not listed on any securities exchange. If a sufficiently large liquidation preference of the convertible preferred stock does not remain outstanding after the exchange offer, the trading market for the remaining outstanding convertible preferred stock may become less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the convertible preferred stock. In such an event, your ability to sell your convertible preferred stock not tendered in the exchange offer may be impaired. See “Summary—Recent Developments,” “Risk factors—Risks Related to Holding Shares of Convertible Preferred Stock after the Exchange Offer” and “Market price, dividend and distribution information.”

What is the impact of the exchange offer to the Company’s earnings per share and capitalization?

As a result of the exchange of the convertible preferred stock described herein, the number of outstanding shares of our common stock will increase, which will result in dilution of ownership to our existing holders of common stock and have a negative impact on our earnings per share. Future dividends on the convertible preferred stock exchanged will no longer be accounted for in our financial results or paid, which will have a favorable impact on our earnings per share.

Assuming a sufficient number of outstanding shares of convertible preferred stock are validly tendered and accepted and not withdrawn so that we issue all         shares of our common stock being offered pursuant to this prospectus, we would have        shares of our common stock outstanding, an increase of        million shares from the amount outstanding on the date of this prospectus. Additionally, in the period in which the exchange is recorded, we will incur a one-time adjustment to income available to common shareholders in the calculation of earnings per share reflecting a decrease in such amount equivalent to the excess of the fair value of our common stock issued in the exchange over the fair value of securities issuable pursuant to the original conversion terms. The reduction in retained earnings will be offset by an increase in additional paid in capital with no net impact to stockholders’ equity as a result of this inducement. See “The exchange offer—Accounting Treatment.”

Assuming a sufficient number of outstanding shares of convertible preferred stock are validly tendered and accepted for exchange so that we issue all         shares of our common stock being offered pursuant to this prospectus, and assuming a value per share of common stock of $  , we expect to record a $   million increase in our common stockholders’ equity. As a result, as of        , 2009, our tangible common equity will increase to $   million from $   million, and our tangible common stockholders’ equity per share will increase to $   from $  . See “Regulatory capital ratios” for a discussion of our use of non-GAAP financial measures in this prospectus.

Questions and answers about the exchange offer

Are any convertible preferred stock held by the Company’s directors or officers?

No. To our knowledge, none of our directors or executive officers beneficially holds convertible preferred stock.

Will the Company receive any cash proceeds from the exchange offer?

No. The Company will not receive any cash proceeds from the exchange offer.

With whom may I talk if I have questions about the exchange offer?

If you have questions regarding the procedures for tendering in the exchange offer or require assistance in tendering your convertible preferred stock, please contact the dealer manager or the exchange agent listed on the back cover of this prospectus. If you would like additional copies of this prospectus, our annual, quarterly, and current reports or proxy statement, please contact either the information agent or our Investor Relations Department. The contact information for our Investor Relations Department is set forth in the section of this prospectus entitled “Available information.” The contact information for the dealer manager is: UBS Investment Bank, Liability Management Group, 677 Washington Boulevard, Stamford, Connecticut 06901, U.S. toll-free: (888) 719-4210 or collect: (203) 719-4210. The contact information for the exchange agent and information agent is: Mackenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, (212) 929-5500 or (800) 322-2885. Holders of convertible preferred stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees through whom they hold their convertible preferred stock with questions and requests for assistance.

WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO THE EXPIRATION DATE. IF YOU HOLD YOUR CONVERTIBLE PREFERRED STOCK THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE EXCHANGE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO TENDER CONVERTIBLE PREFERRED STOCK ON YOUR BEHALF ON OR PRIOR TO THE EXPIRATION DATE. TENDERS NOT RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE WILL BE DISREGARDED AND HAVE NO EFFECT. IF YOUR INTEREST AS A HOLDER OF CONVERTIBLE PREFERRED STOCK IS IN CERTIFICATED FORM, YOU MUST DELIVER THE CONVERTIBLE PREFERRED STOCK CERTIFICATE TO BE EXCHANGED, TOGETHER WITH A WRITTEN NOTICE OF YOUR CONSENT IN THE MANNER SPECIFIED IN THE ACCOMPANYING LETTER OF TRANSMITTAL AND A PROPERLY COMPLETED LETTER OF TRANSMITTAL.

Summary

This summary highlights material information related to the exchange offer and the consent solicitation contained in this prospectus. It may not contain all of the information that you should consider before making a decision as to whether or not to participate in the exchange offer and is qualified in its entirety by the more detailed information included in this prospectus. You should carefully read this entire prospectus and the related letter of transmittal, including the “Risk factors” section and the information in the historical financial statements and related notes appearing elsewhere in this prospectus, before making your decision. For a more complete description of our business, see the “Business” section in this prospectus.

DORAL FINANCIAL

Doral Financial Corporation was organized in 1972 under the laws of the Commonwealth of Puerto Rico. We presently operate as a bank holding company. Our operations are principally conducted in Puerto Rico. We also operate in the mainland United States, principally in the New York metropolitan area. Our principal executive offices are located at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and our telephone number is (787) 474-6700.

We manage our business through four operating segments that are organized by legal entity and aggregated by line of business: banking (including thrift operations), mortgage banking, insurance agency and institutional securities. We primarily conduct operations in the following segments:

Banking

Through our principal banking subsidiary, Doral Bank, a Puerto Rico commercial bank (“Doral Bank PR”), we accept deposits from the general public and institutions, obtain borrowings, originate and invest in loans (primarily residential real estate mortgage loans), invest in mortgage-backed securities as well as in other investment securities, and offer traditional banking services. Approximately 96% of Doral Bank PR’s loan portfolio is secured by real estate. Doral Bank PR operates 39 branch offices in Puerto Rico. Loans are primarily originated through the branch office network and centralized loan departments. Internal mortgage loan originations are also supplemented by wholesale loan purchases from third parties.

This segment also includes the operations conducted through Doral Bank PR’s subsidiaries, Doral Money, Inc. (“Doral Money”), which engages in commercial and construction lending in the New York City metropolitan area, and CB, LLC, a Puerto Rico limited liability company organized in connection with the receipt, in lieu of foreclosure, of the real property securing an interim construction loan and our decision to continue the development of the residential housing project on a temporary basis. On July 1, 2008, Doral International, Inc., which was a subsidiary of Doral Bank PR licensed as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico, was merged with and into Doral Bank PR in a transaction structured as a tax free reorganization. On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico.

Doral Financial also operates a federal savings bank in New York, New York under the name of Doral Bank, FSB (“Doral Bank NY”) which, following the sale of its eleven retail branches in July 2007, operates through a single branch. Doral Bank NY gathers deposits primarily through an internet-based platform and originates and invests in loans, consisting primarily of interim loans secured by multifamily apartment buildings and other commercial properties and also invests in investment securities.

Mortgage banking

Prior to 2007, the holding company and various of its subsidiaries were engaged in mortgage originations, securitization and related activities. As part of its business transformation effort substantially completed in 2007, Doral Financial transferred its mortgage origination and servicing platforms, subject to certain exclusions, to Doral Bank PR (including its wholly-owned subsidiary, Doral Mortgage LLC (“Doral Mortgage”)). Our mortgage origination business is now conducted by Doral Mortgage, a wholly-owned subsidiary of Doral Bank PR, and our mortgage servicing business is operated by Doral Bank PR. Prior to July 2007, the origination of residential mortgage loans and the servicing of these loans was principally conducted through an operating division of the holding company and a number of mortgage banking subsidiaries of the holding company. Loans that were not securitized or sold in the secondary market were generally funded by Doral Bank PR under a master production agreement. With the exception of Doral Mortgage, operations of all other mortgage banking subsidiaries were ceased. The holding company, which is considered part of the mortgage banking segment, also held a substantial portfolio of investment securities. Substantially all new loan origination and investment activities at the holding company level were also terminated.

Insurance agency

Doral Financial through its wholly-owned subsidiary, Doral Insurance Agency, Inc. (“Doral Insurance Agency”), offers property, casualty, life and title insurance as an insurance agency, primarily to its mortgage loan customers.

Institutional securities

During 2006, we reduced the operations of Doral Securities, Inc. (“Doral Securities”) and sold substantially all of Doral Securities’ investment securities. During the third quarter of 2007, Doral Securities voluntarily withdrew its license as broker dealer with the SEC and its membership with the Financial Industry Regulatory Authority. As a result of this decision, Doral Securities’ operations during 2008 were limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

BACKGROUND TO THE EXCHANGE OFFER AND CONSENT SOLICITATION

We are making this offer to reduce our future dividend obligations and to improve our capital structure. At the proposed exchange offer consideration amount, this offer will allow us to record an increase to our tangible common shareholders equity, which is our common shareholders equity less our intangible assets. Our future dividend obligations associated with our convertible preferred stock will also be reduced.

Assuming the transactions described in this prospectus are consummated, we believe that the increase in our tangible common equity capitalization and preservation of liquidity as a result of this offer will improve our ability to operate in the current economic environment and enhance our long-term financial stability.

In addition, we are seeking the consent of holders of shares of the convertible preferred stock to amend the certificate of designation of our convertible preferred stock (the “Convertible Preferred Stock Amendment”). The Convertible Preferred Stock Amendment will eliminate the requirement that full dividends in arrearages on the convertible preferred stock must have been declared and paid before we redeem, repurchase or otherwise acquire for consideration shares of noncumulative preferred stock. We are requiring holders of shares of convertible preferred stock that participate in the exchange offer to grant their consent to the Convertible Preferred Stock Amendment.

We are subject to a mutually agreed upon consent cease and desist order with the Federal Reserve, which requires us to request permission from the Federal Reserve prior to the purchase or redemption of shares of our capital stock, among other actions. See “Legal matters — Banking Regulatory Matters.” On August 26, 2009, the Federal Reserve advised us that it does not object to our request to proceed with the exchange offer and consent solicitation.

RECENT DEVELOPMENTS

On March 20, 2009, our board of directors announced that it had suspended the declaration and payment of all dividends on all outstanding shares of our convertible preferred stock and our noncumulative preferred stock. The suspension of dividends for our noncumulative preferred stock was effective and commenced with the dividends for the month of April 2009. The suspension of dividends for our convertible preferred stock was effective and commenced with the dividends for the quarter starting April 2009.

On May 7, 2009, the Company announced the commencement of an offer (the “prior exchange offer”) to acquire a portion of its outstanding preferred stock in exchange for shares of common stock plus a cash payment. The prior exchange offer was also optional to holders of our preferred stock. The prior exchange offer expired on June 8, 2009 and on June 11, 2009 the Company settled the prior exchange offer. Pursuant to the terms of the prior exchange offer, the Company issued 2,619,710 shares of common stock and paid $3,737,347.83 in cash in exchange for 298,986 shares of convertible preferred stock, 493,058 shares of common stock and paid $456,448.12 in cash in exchange for 228,173 shares of Series A preferred stock, 234,929 shares of common stock and paid $217,400.87 in cash in exchange for 217,339 shares of Series B preferred stock and 606,195 shares of common stock and paid $560,916.28 in cash in exchange for 560,798 shares of Series C preferred stock. Overall, $105.6 million liquidation preference of the Company’s preferred stock were validly tendered, not withdrawn and exchanged upon the terms and subject to the conditions set forth in the offer to exchange of the prior exchange offer, which then represented 18.4% of the aggregate liquidation preference of its preferred shares. An aggregate of 1,305,296 shares of preferred stock were retired upon receipt. As a result of the prior exchange offer, Doral issued an aggregate of 3,953,892 shares of common stock and paid an aggregate of $4,972,113.10 in cash premium payments. After settlement of the prior exchange offer, 1,266,827 shares of Series A preferred stock, 1,782,661 shares of Series B preferred stock, 3,579,202 shares of Series C preferred stock, and 1,081,014 shares of convertible preferred stock remained outstanding.

On August 6, 2009, the Company announced its financial results and filed its quarterly report on Form 10-Q for the quarter ended June 30, 2009. The Company reported net income of $8.2 million for the quarter ended June 30, 2009, compared to a net income of $1.6 million for the comparable 2008 period. See “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

Summary of terms of the exchange offer
and consent solicitation

The following summary is provided solely for the convenience of holders of the convertible preferred stock. This summary is not intended to be complete and should be read in conjunction with the information appearing elsewhere in this prospectus. Holders of convertible preferred stock are urged to read this prospectus in its entirety.

Exchange offer	Upon the terms and subject to the conditions of the exchange offer up to $ liquidation preference of the convertible preferred stock properly tendered (and not duly withdrawn) will be accepted for the exchange offer consideration described below.

Consideration	Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal for each share of convertible preferred stock tendered and accepted for exchange we are offering shares of common stock (the “exchange offer consideration”).

Because the number of shares of common stock to be issued in the exchange offer is fixed, changes in the trading prices of the common stock will result in the market value of the common stock you receive in exchange for tendering your shares being different than the value reflected above.

Fractional shares will not be issued in the exchange offer and cash will be paid in lieu of any fractional shares.

Proration	We will issue no more than shares of our common stock in the exchange offer. Depending on the number of shares of our convertible preferred stock tendered in the exchange offer and the exchange ratio determined as described above, we may have to prorate tendered shares of convertible preferred stock to remain within this limit. Any convertible preferred stock not accepted for exchange as a result of proration will be returned to tendering holders promptly after the expiration date or termination date. See “The exchange offer—Proration.”

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on , 2009, unless extended or earlier terminated by us. If a broker, dealer, commercial bank, trust company or other nominee holds your convertible preferred stock, such nominee may have an earlier deadline for accepting the offer. You should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds your shares of convertible preferred stock to determine its deadline.

Settlement Date	The settlement date in respect of any shares of convertible preferred stock that are validly tendered prior to the expiration date will be promptly following the expiration date and is anticipated to be on or about , 2009. See “The exchange offer—Settlement Date.”

Certain Consequences to Non-Tendering Holders	Shares of convertible preferred stock not exchanged in the exchange offer will remain outstanding after the consummation of the exchange offer. The convertible preferred stock is not listed in any securities exchange and there is no established trading market for the convertible preferred stock. If a sufficiently large number of shares of convertible preferred stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of convertible preferred stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of convertible preferred stock.

The reduction in the number of shares available for trading, the suspension of dividends on the underlying convertible preferred stock and, if approval of the Convertible Preferred Stock Amendment is obtained, the Convertible Preferred Stock Amendment may have a significant and adverse effect on the liquidity of any trading market for, and the price of, convertible preferred stock not exchanged in the exchange offer and may result in the convertible preferred stock being illiquid for an indefinite period of time. In addition, if approval of the Convertible Preferred Stock Amendment is obtained, holders of the convertible preferred stock may lose certain rights.

Conditions to the Exchange Offer	The exchange offer is conditioned upon the closing conditions described in “The exchange offer—Conditions of the Exchange Offer.” Our obligation to exchange is not subject to any minimum tender condition. Although it is a condition to submitting the convertible preferred stock for tender that the holder submit its Consent, the exchange offer is not subject to the Convertible Preferred Stock Amendment being approved.

No Appraisal Rights	No appraisal rights are available to holders of convertible preferred stock in connection with the exchange offer.

Procedures For Tendering Shares of Convertible Preferred Stock	Certain shares of convertible preferred stock were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of DTC. If your securities are book entry securities, you may tender your shares of convertible preferred stock by transferring them through ATOP or following the other procedures described under “The exchange offer—Procedures for Tendering.”

If you hold your shares of convertible preferred stock through a bank, broker or other nominee, in order to validly tender your shares of convertible preferred stock in the exchange offer, you must follow the instructions provided by your bank, broker, custodian, commercial bank, trust company or other nominee with regard to procedures for tendering, in order to enable your bank, broker, custodian, commercial bank, trust company or other nominee to comply with the procedures described below.

Beneficial owners are urged to instruct appropriately their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

In order for a bank, broker, custodian, commercial bank, trust company or other nominee to validly tender your shares of convertible preferred stock in the exchange offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the exchange agent an electronic message that will contain:

➢ a Consent to approve the Convertible Preferred Stock Amendment;

➢ your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

➢ a timely confirmation of book-entry transfer of your shares of convertible preferred stock into the exchange agent’s account.

Should you have any questions as to the procedures for tendering your shares of convertible preferred stock and giving the Consent required by the accompanying letter of transmittal, please call your bank, broker, custodian, trust company or other nominee; or call the information agent.

On the date of any tender for exchange, if your interest in shares of convertible preferred stock is in certificated form, you must do each of the following in order to validly tender for exchange:

➢ complete and manually sign the accompanying letter of transmittal provided by the exchange agent, or a facsimile of the conversion notice, and deliver the signed letter to the exchange agent;

➢ surrender the certificates for your shares of convertible preferred stock to the exchange agent;

➢ if required, furnish appropriate endorsements and transfer documents; and

➢ if required, pay all transfer or similar taxes.

You may obtain copies of the required form of the letter of transmittal from the exchange agent.

We describe the procedures for tendering shares of convertible preferred stock in more detail in the section of this prospectus entitled “The exchange offer—Procedures for Tendering.”

WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO

THE EXPIRATION DATE. TENDERS NOT RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE WILL BE DISREGARDED AND HAVE NO EFFECT.

IF YOUR INTEREST AS A HOLDER OF CONVERTIBLE PREFERRED STOCK IS IN CERTIFICATED FORM, YOU MUST DELIVER THE PREFERRED STOCK CERTIFICATES TO BE EXCHANGED, TOGETHER WITH A WRITTEN NOTICE OF YOUR CONSENT IN THE MANNER SPECIFIED IN THE ACCOMPANYING LETTER OF TRANSMITTAL AND A PROPERLY COMPLETED LETTER OF TRANSMITTAL.

Withdrawal Rights	You may withdraw any convertible preferred stock tendered in the exchange offer at any time prior to the expiration date. If we decide for any reason not to accept any convertible preferred stock tendered for exchange, the convertible preferred stock will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. Any withdrawn or unaccepted convertible preferred stock will be credited to the tendering holder’s account at DTC. If you withdraw your shares of convertible preferred stock, it will automatically revoke any Consent that you delivered with respect to those withdrawn shares of convertible preferred stock.

For further information regarding the withdrawal of tendered preferred stock, see “The exchange offer—Withdrawal of Tenders.”

Return of Unaccepted Shares	If any tendered shares of convertible preferred stock are not accepted for payment for any reason pursuant to the terms and conditions of the exchange offer, such shares will be returned without expense to the tendering holder or, in the case of shares tendered by book-entry transfer, such shares will be credited to an account maintained at DTC, designated by the participant therein who so delivered such shares, in each case, promptly following the expiration date or the termination of the exchange offer. Any tendered shares of convertible preferred stock that are not accepted for payment will be deemed to have consented to the Convertible Preferred Stock Amendment, even after such shares have been returned to the tendering holder or credited to the account maintained at DTC as described above. If you do not wish to consent to the Convertible Preferred Stock Amendment, you must withdraw your shares of convertible preferred stock deposited with the exchange agent on or prior to the expiration of the exchange offer.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk factors” before deciding whether to participate in the exchange offer.

United States Federal and Puerto Rico Income Tax Considerations For Preferred Stock Holders	For United States federal income tax purposes: (i) the exchange of convertible preferred stock for common stock will qualify as a “recapitalization”, within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended and (ii) it is intended that this prospectus, in combination with the related letter of transmittal, will constitute a plan of reorganization, within the meaning of Treasury Regulation Section 1.368-2(g).

It is intended that, for Puerto Rico income tax purposes: (i) the exchange of convertible preferred stock for common stock will be treated as a recapitalization under the applicable provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”) and (ii) this prospectus, in combination with the related letter of transmittal, shall constitute a plan of reorganization, within the meaning of the applicable provisions of the PR Code.

For a discussion of the United States federal and Puerto Rico income tax considerations of participating in the exchange offer please see the section titled “Certain United States federal income tax considerations” and “Certain Puerto Rico tax considerations.”

Use of Proceeds	We will not receive any cash proceeds from the tender of the convertible preferred stock pursuant to the exchange offer.

Brokerage Commissions	If your shares of convertible preferred stock are held through a broker or other nominee who tenders shares of convertible preferred stock on your behalf, your broker may charge you a commission for doing so.

Soliciting Dealer Fee	With respect to any tender of shares of convertible preferred stock, we will pay the relevant soliciting dealer a fee of 0.50% of the aggregate liquidation preference accepted for exchange. See “The exchange offer—Soliciting Dealer Fee.”

Information Agent and Exchange Agent	MacKenzie Partners, Inc.

Dealer Manager	UBS Investment Bank

Market-Trading	Our shares of convertible preferred stock are not traded on any exchange but instead are traded in the over-the-counter market, and the price quotations are reported by Bloomberg, through the Pink Sheets LLC or by other sources. Our common stock is listed on the New York Stock Exchange under the symbol “DRL.” The shares of our common stock to be issued in the exchange offer will be approved for listing on the New York Stock Exchange. See “Market price, dividend and distribution information.”

Convertible Preferred Stock Amendment	Together with this prospectus, we have delivered to holders of our convertible preferred stock a consent solicitation statement relating to the Convertible Preferred Stock Amendment. The consent solicitation statement is attached to this prospectus as Annex A, and forms a part of this prospectus.

We are seeking the consent of holders of shares of the convertible preferred stock to authorize the Convertible Preferred Stock Amendment. The Convertible Preferred Stock Amendment will eliminate the requirement that full dividends in arrearages on the convertible preferred stock must have been declared and paid before we redeem, repurchase or otherwise acquire for consideration shares of noncumulative preferred stock. The affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment. See “The exchange offer—Convertible Preferred Stock Consent.”

Further Information	If you have questions regarding the procedures for tendering in the exchange offer or about delivering a Consent without tendering shares of convertible preferred stock or require assistance in tendering your shares of convertible preferred stock, please contact the dealer manager, the exchange agent or the information agent. If you would like additional copies of this prospectus, our annual, quarterly, and current reports, proxy statement and other information, please contact either the information agent or our Investor Relations Department. The contact information for the dealer manager, the exchange agent and the information agent is set forth on the back cover of this prospectus. The contact information for our Investors Relations Department is set forth above under “Available information.”

Risk factors

You should carefully consider the risk factors set forth below and all of the information contained in this prospectus before deciding whether to participate in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition, operating results or cash flow; however, the following risks are not the only risks facing us.

RISKS RELATED TO OUR BUSINESS

During the first half of 2009, Doral Financial’s credit quality, including the potential for credit losses on its investment portfolio, continued to be affected by the sustained deterioration of the economic conditions affecting our markets, including higher unemployment levels, much lower absorption rates and further declines in property values.

Doral Financial’s credit quality has continued to be under pressure during the first half of 2009 as a result of continued recessionary conditions in Puerto Rico and the United States that have led to, among other things, higher unemployment levels, much lower absorption rates for new residential construction projects and further declines in property values.

Our business depends on the creditworthiness of our customers and counterparties and the value of the assets securing our loans or underlying our investments. If the credit quality of the customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, our business, financial condition, allowance levels, asset impairments, liquidity, capital and results of operations could be adversely affected.

There is no certainty that our allowance for loan and lease losses will be sufficient to cover future credit losses in the portfolio because of continued adverse changes in the economy, market conditions or events negatively affecting specific customers, industries or markets both in Puerto Rico and the United States. We periodically review the allowance for loan and lease losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and non-performing assets.

Some of our mortgage-backed and other investments continue to experience declines in their market values as a result of adverse market conditions. As of June 30, 2009, the Company recognized other-than-temporary impairment (“OTTI”) on three of its non-agency collateralized mortgage obligations (“CMO”). For securities determined to be OTTI management believes they are not more likely than not to be sold before anticipated recovery of remaining amortized cost basis. Management has determined that unrealized losses in its investment portfolio are temporary. Valuation and OTTI determinations will continue to be affected by external market factors including default rates, severity rates and macro-economic factors in the United States and Puerto Rico. Doral Financial’s future results may be materially affected by worsening defaults and severity rates related to the underlying collateral.

The actions of the U.S. government, U.S. Federal Reserve, U.S. Treasury and other government and regulatory bodies for the purpose of stabilizing the U.S. financial markets, or market response to those actions, may not achieve the intended effect.

On October 3, 2008, the President of the United States signed into law the Emergency Economic Stabilization Act of 2008, or EESA. The legislation was the result of a proposal by then Treasury Secretary Henry Paulson to the U.S. Congress on September 20, 2008, in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. The EESA provides the U.S. Treasury Secretary with the authority to use up to $700 billion to, among other things, inject capital into financial institutions and establish the Troubled Asset Relief Program, or TARP, to purchase mortgages, mortgage-backed securities and certain

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other financial instruments from financial institutions for the purposes of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the U.S. Treasury Secretary announced a plan to use up to $250 billion of the $700 billion approved under the EESA to purchase senior preferred shares in financial institutions, including nine of the nation’s largest banks. The President of the United States also granted authority for the U.S. Treasury Secretary to get access to an additional $100 billion of the $700 billion approved under the EESA to buy difficult-to-price assets from financial institutions, bringing the total commitment under EESA to $350 billion. On November 12, 2008, then Treasury Secretary Paulson announced that the U.S. Treasury Department was abandoning its original strategy to purchase troubled assets from financial institutions through the use of TARP funds under the EESA.

In January 2009, the U.S. Congress effectively released the remaining $350 billion of TARP funds to the Obama administration. On February 10, 2009, Treasury Secretary Timothy Geithner put forward a general description of a new Financial Stability Plan, including a revised approach to TARP. The new Financial Stability Plan may commit in excess of $2.0 trillion, from a combination of the remaining $350 billion in TARP funds, Federal Reserve funds and private-sector investments.

The new Financial Stability Plan includes: (i) new capital injections into banks that undergo a comprehensive stress test and need an additional capital buffer to help absorb losses; (ii) a new public-private investment fund to be started by the U.S. Treasury Department, along with the Federal Reserve and the FDIC, to assist in disposition of illiquid assets in the balance sheets of financial institutions (the plan initially seeks to leverage private capital with public funds on an initial scale of $500 billion, but potentially up to $1.0 trillion); (iii) an expansion of the previously announced TALF program from $200 billion to $1.0 trillion and the inclusion in such program of commercial mortgage-backed securities; and (iv) the commitment of $50 billion from the TARP for foreclosure mitigation programs (this is part of a much broader foreclosure mitigation program included in the Homeowner Affordability and Stability Plan discussed below).

On February 18, 2009, President Obama announced the administration’s Homeowner Affordability and Stability Plan that is designed to, among other things, assist homeowners unable to refinance their loans or struggling to meet their mortgage obligations. The proposed Homeowner Affordability and Stability Plan seeks to help these homeowners by providing: (i) access for borrowers to low-cost refinancing on conforming loans owned or guaranteed by the Federal National Mortgage Association (“FNMA”) or the Federal Home Loan Mortgage Corporation (“FHLMC”); (ii) a $75 billion homeowner stability initiative to prevent foreclosures; and (iii) additional commitments allowing the U.S. Treasury Department to purchase up to an additional $200 billion of preferred stock of FNMA and FHLMC and allowing FNMA and FHLMC to increase the size of their retained mortgage portfolios by $50 billion. The $75 billion homeowner stability proposal includes financial incentives to borrowers and servicers in connection with loan modifications, the development of national standards for loan modifications, and support for the modification of bankruptcy laws to allow bankruptcy judges to modify residential mortgage loans.

The actual impact, however, that the EESA and the new Financial Stability Plan will have on the financial markets, including the extreme levels of volatility and limited credit availability being experienced, is uncertain. The failure of the EESA and the new Financial Stability Plan to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, or access to credit.

In addition, the U.S. government, the Federal Reserve, the U.S. Treasury Department, the FDIC and other governmental and regulatory bodies have taken, or are considering taking, other actions to address the financial crisis. We cannot predict whether or when such actions may occur or what impact,

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if any, such actions could have on our business, financial condition, results to operations, or access to credit.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than 12 months. During the second half of 2008, the volatility and disruption reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, we could experience an adverse effect, which may be material, on our ability to access credit and on our business, financial condition and results of operations.

The soundness of other financial institutions could affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, investment companies and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any such losses could materially and adversely affect our business, financial condition and results of operations.

In addition, in certain of these transactions we are required to post collateral to secure our obligations to the counterparties. In the event of a bankruptcy or insolvency proceeding involving one of such counterparties, we may experience delays in recovering our assets posted as collateral or may incur a loss to the extent that the counterparty was holding collateral in excess of our obligation to such counterparty. Any such losses could materially and adversely affect our business, financial condition and results of operations.

An additional loss may have to be accrued by Doral Financial with respect to a pending Lehman Brothers Inc. claim.

Doral Financial and Doral Bank PR (combined “Doral”), had counterparty exposure to Lehman Brothers Inc. (“LBI”) in connection with repurchase financing agreements and forward TBA (“To-Be Announced”) agreements. LBI was placed in a Securities Investor Protection Corporation (“SIPC”) liquidation proceeding after the filing for bankruptcy of its parent Lehman Brothers Holdings Inc. The filing of the SIPC liquidation proceeding was an event of default under the repurchase agreements and the forward agreements resulting in their termination as of September 19, 2008.

The termination of the agreements led to a reduction in the Company’s total assets and total liabilities of approximately $509.8 million and caused Doral to recognize a previously unrealized loss on the value of the securities subject to the agreements, resulting in a $4.2 million charge during the third quarter of 2008. Doral filed a claim with the SIPC trustee for LBI that it is owed approximately $43.3 million, representing the excess of the value of the securities held by LBI above the amounts owed by Doral under the agreements, plus ancillary expenses and damages. Doral has fully reserved ancillary expenses and interest. In December 2008, the SIPC trustee announced that final submission of claims for customers was January 2009 and set a deadline of June 2009 for other creditor claims. They also announced that they expect to have enough assets to cover customer claims but stated that they could not determine at this point what would be available to pay general creditors. Based on this information,

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Doral determined that the process will likely take more than a year and that mounting legal and operating costs would likely impair the ability of LBI to pay 100% of the claims, especially for general creditors. The fourth quarter of 2008 also saw the continued decline in asset values and management concluded that it was likely that LBI assets would also decline in value. Management evaluated this receivable in accordance with the guidance provided by SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”), and related pronouncements. As a result, Doral accrued a loss of $21.6 million against the $43.3 million owed by LBI as of December 31, 2008. The net receivable of $21.7 million is recorded in “Accounts Receivable” on the Company’s consolidated statements of financial condition included in this prospectus. Determining the reserve amount requires management to use considerable judgment and is based on the facts currently available.

On August 19, 2009 the SIPC trustee issued notices of determination to Doral (i) denying Doral’s claims for treatment as a customer with respect to the cash and/or securities held by LBI under the repurchase financing agreements and forward TBA agreements between Doral and LBI, and (ii) converting Doral’s claim to a general creditor claim. On September 18, 2009, Doral filed its objection to this determination by the SIPC trustee.

Once a final determination regarding Doral’s objection is issued and once additional information on the SIPC proceeding is obtained (such as, for example, the amount of general creditor claims and the amount of funds that may be available to cover such general creditor claims), Doral may need to accrue an additional loss with respect to the net LBI receivable of $21.7 million. Such accrual of an additional loss may have a material adverse effect on the Company’s results of operations for the period in which such additional loss is accrued.

Difficult market conditions have already affected our industry and may adversely affect us.

Given that almost all of our business is in Puerto Rico and the United States and given the degree of interrelation between Puerto Rico’s economy and that of the United States, we are particularly exposed to downturns in the U.S. economy. Dramatic declines in the U.S. housing market over the past year, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial banks and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, have caused many financial institutions to seek additional capital from private and government entities, to merge with larger and stronger financial institutions and, in some cases, fail.

Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has already adversely affected our industry and may adversely affect our business, financial condition and results of operations. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

➢	We expect to face increased regulation of our industry, including as a result of the EESA and the new Financial Stability Plan. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

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➢	Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future behaviors.

➢	The processes we use to estimate losses inherent in our credit exposure requires difficult, subjective, and complex judgments, including forecast of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation and which may, in turn, impact the reliability of the processes.

➢	Our ability to borrow from other financial institutions or to engage in sales of mortgage loans to third parties (including mortgage loan securitization transactions with government sponsored entities) on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, including deteriorating investor expectations.

➢	Competition in our industry could intensify as a result of increasing consolidation of financial services companies in connection with current market conditions.

➢	The FDIC has already increased the amount of the assessments that we will have to pay on our insured deposits during 2009 because market developments have led to a substantial increase in bank failures and an increase in FDIC loss reserves, which in turn has led to a depletion of the insurance fund of the FDIC and a reduction of the ratio of reserves to insured deposits. In addition, the FDIC announced on February 27, 2009 an interim rule pursuant to which it would be imposing an emergency special assessment of 20 cents per $100 of domestic deposits for the second quarter for all banks to be collected on September 30, 2009. In May 2009, the FDIC adopted the final rule, effective June 30, 2009, that will instead impose a special assessment of five cents for every $100 on each insured depository institution’s assets minus its Tier 1 capital as of June 30, 2009, subject to a cap equal to 10 cents per $100 of assessable deposits for the second quarter of 2009. We may be required to pay in the future significantly higher FDIC assessment on our deposits if market conditions do not improve or if market conditions deteriorate. For more information on FDIC assessments, please refer to “Business—Banking Activities—FDIC insurance assessments.”

➢	Higher credit losses because of federal or state legislation or regulatory action that either (i) reduces the amount that our borrowers are required to pay us, or (ii) limits our ability to foreclose on properties or collateral or makes foreclosures less economically viable. In particular, there is legislation pending in the U.S. Congress that would allow a Chapter 13 bankruptcy plan to “cram down” the value of certain mortgages on a consumer’s principal residence to its market value and/or reset debtor interest rate and monthly payments to an amount that permits them to remain in their homes.

Doral Financial’s business is concentrated in Puerto Rico and continued weakness of Puerto Rico economy may continue to adversely affect Doral Financial.

Doral Financial’s business activities and credit exposure are concentrated in Puerto Rico. Consequently, our financial condition and results of operations are highly dependent on economic conditions in Puerto Rico. Adverse political or economic developments, decreases in housing values or natural disasters, such as hurricanes, could result in a downturn in loan originations, an increase in the level of non-performing assets, an increase in the rate of foreclosure loss on mortgage loans and a reduction in the value of Doral Financial’s loans and loan servicing portfolio.

Since 2006, the Puerto Rico economy has been experiencing recessionary conditions. Based on information published by the Puerto Rico Planning Board on February 9, 2009, Puerto Rico real gross national product decreased 1.8% during the fiscal year ended June 30, 2007. The preliminary figures for the fiscal year ended June 30, 2008 are that the Puerto Rico gross national product decreased by 2.5%.

According to the latest information published by the Puerto Rico Planning Board on August 21, 2009, the Puerto Rico Planning Board expects that recessionary conditions continued in Puerto Rico during the fiscal year ended in June 30, 2009. During fiscal year 2009 the projection is a reduction in real

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gross national product of between 4.1% and 5.5%, and during fiscal year 2010 the projection is an increase in real gross national product of 2.1%.

The continued adverse economic conditions in Puerto Rico, the recessionary conditions in the United States, as well as increased uncertainty in the credit and real estate markets may also have an adverse effect on the credit quality of the Company’s loan portfolios, as delinquency rates are expected to increase in the short-term, until the economy stabilizes. Also, a potential reduction in consumer spending may also impact growth in other interest and non-interest revenue sources of the Company.

Deteriorating credit quality particularly in real estate loans has adversely impacted Doral and may continue to adversely impact Doral Financial.

Doral Financial has experienced a downturn in credit performances during 2007, 2008 and the first six months of 2009, and the Company expects credit conditions and the performance of its loan portfolio to continue to deteriorate in the near future. Construction loans to finance residential or commercial projects involve greater credit risk than residential mortgage loans because they are larger in size, concentrate more risk in a single borrower and are generally more sensitive to economic conditions. The properties securing these loans are also harder to dispose of in foreclosure. Increases in the allowance for loan and lease losses may be necessary in the future. Accordingly, a decrease in the quality of Doral Financial’s credit portfolio could have a material adverse effect on Doral Financial’s earnings and results of operations.

Changes in interest rates could affect Doral Financial’s income and cash flows.

Doral Financial’s income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors that are beyond Doral Financial’s control, including general economic conditions and the policies of various governmental and regulatory agencies (in particular, the Federal Reserve Board). Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the prepayment speed of loans, the value of loans, investment securities and mortgage servicing assets, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits or other sources of funding.

The hedging transactions that the Company enters into may not be effective in managing the exposure to interest rate risk.

The Company uses derivatives, to a limited extent, to manage part of its exposure to market risk caused by changes in interest rates. The derivative instruments that the Company may use also have their own risks, which include: (i) basis risk, which is the risk of loss associated with variations in the spread between the asset yield and funding and/or hedge cost; (ii) credit or default risk, which is the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder; and (iii) legal risk, which is the risk that the Company is unable to enforce the terms of such instruments. All or any of these risks could expose the Company to losses.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect us.

Management of risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures may not be comprehensive given current market conditions. Some of our methods for managing risk and exposures are based upon the use of observed historical market

Risk factors

behavior or statistics based on historical models. As a result, these methods may not fully predict future exposures, which could be significantly greater than our historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

The preparation of Doral Financial’s financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates that affect Doral Financial’s financial statements. Three of Doral Financial’s most critical estimates are the level of the allowance for loan and lease losses, the valuation of mortgage servicing rights and the amount of its deferred tax asset. Due to the inherent nature of these estimates Doral Financial may significantly increase the allowance for loan and lease losses and/or sustain credit losses that are significantly higher than the provided allowance, and may recognize a significant provision for impairment of its mortgage servicing rights. If Doral Financial’s allowance for loan and lease losses is not adequate, Doral Financial’s business, financial condition, including its liquidity and capital, and results of operations could be materially adversely affected. Additionally, in the future, Doral Financial may increase its allowance for loan and lease losses, which could have a material adverse effect on its capital and results of operations. For more information on the sensitivity of these estimates, please refer to the “Management’s discussion and analysis of financial condition and results of operations—Critical Accounting Policies” section of this prospectus.

As of June 30, 2009, Doral Financial had a deferred tax asset of approximately $95.3 million. The deferred tax asset is net of a valuation allowance of $402.7 million. The realization of Doral Financial’s deferred tax asset ultimately depends on the existence of sufficient taxable income to realize the value of this asset. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that Doral Financial will be required to record adjustments to the valuation allowance in future reporting periods. Doral Financial’s results of operations would be negatively impacted if it determines that increases to its deferred tax asset valuation allowance are required in a future reporting period. For additional information on Doral Financial’s deferred tax asset please refer to the information in “Management’s discussion and analysis of financial condition and results of operations—Income taxes” section of this prospectus.

Defective and repurchased loans may harm Doral Financial’s business and financial condition.

In connection with the sale and securitization of mortgage loans, Doral Financial is required to make a variety of customary representations and warranties regarding the Company and the loans being sold or securitized. Doral Financial’s obligations with respect to these representations and warranties are generally outstanding for the life of the loan, and they relate to, among other things:

➢	compliance with laws and regulations;

➢	underwriting standards;

➢	the accuracy of information in the loan documents and loan file; and

➢	the characteristics and enforceability of the loan.

A loan that does not comply with these representations and warranties may take longer to sell, may impact Doral Financial’s ability to obtain third-party financing for the loan, and be unsaleable or saleable only at a significant discount. If such a loan is sold before Doral Financial detects a non-compliance, Doral Financial may be obligated to repurchase the loan and bear any associated loss directly, or Doral Financial may be obligated to indemnify the purchaser against any such loss, either of

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which could reduce Doral Financial’s cash available for operations and liquidity. The Company’s current management team believes that it has established controls to ensure that loans are originated in accordance with the secondary market’s requirements, but mistakes may be made, or certain employees may deliberately violate the Company’s lending policies. Doral Financial seeks to minimize repurchases and losses from defective loans by correcting flaws, if possible, and selling or re-selling such loans. Doral Financial does not have a reserve on its financial statements for possible losses related to repurchases resulting from representation and warranty violations because it does not expect any such losses to be significant. Losses associated with defective loans may adversely impact our results of operations or financial condition. See in the “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources”.

Doral Financial is exposed to credit risk from mortgage loans held pending sale and mortgage loans that have been sold subject to recourse arrangements.

Doral Financial is generally at risk for mortgage loan defaults from the time it funds a loan until the time the loan is sold or securitized into a mortgage-backed security. In the past, Doral Financial retained, through recourse arrangements, part of the credit risk on sales of mortgage loans that did not qualify for GNMA, FNMA or FHLMC sale or exchange programs and consequently may suffer losses on these loans. Doral Financial suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan and the costs of holding and disposing of the related property. For additional information, please refer to the “Management discussion and analysis of financial condition and results of operations—Other uses of cash”.

Doral Financial is subject to risks in servicing loans for others.

Doral Financial’s profitability may also be adversely affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under many of its servicing contracts, Doral Financial must advance all or part of the scheduled payments to the owner of an outstanding mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that Doral Financial, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. Doral Financial generally recovers its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, Doral Financial must absorb the cost of the funds it advances during the time the advance is outstanding. Doral Financial must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and Doral Financial will not receive any future servicing income with respect to that loan. For additional information, please refer to the “Management discussion and analysis of financial condition and results of operations—Other uses of cash”.

Unforeseen disruptions in the brokered deposits market could compromise Doral Financial’s liquidity position.

A relatively large portion of Doral Financial’s funding is retail brokered deposits issued by Doral Bank PR. Total brokered deposits as of June 30, 2009 for Doral Financial were $2.2 billion. An unforeseen disruption in the brokered deposits market, stemming from factors such as legal, regulatory or financial risks, could adversely affect Doral Financial’s ability to fund a portion of its operations and/or meet obligations.

Risk factors

Adverse credit market conditions may affect Doral Financial’s ability to meet its liquidity needs.

The credit markets have recently been experiencing extreme volatility and disruption. During the last twelve months, the volatility and disruptions reached unprecedented levels. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity of certain issuers.

Doral Financial needs liquidity to, among other things, pay its operating expenses, interest on its debt and dividends on its preferred stock (if dividends are declared and paid), maintain its lending activities and replace certain maturing liabilities. Without sufficient liquidity, Doral Financial may be forced to curtail its operations. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit and Doral Financial’s credit capacity. Doral Financial’s cash flows and financial condition could be materially affected by continued disruptions in the financial markets.

Doral Financial may fail to retain and attract key employees and management personnel.

Doral Financial’s success has been and will continue to be influenced by its ability to retain and attract key employees and management personnel, including senior and middle management. Doral Financial’s ability to attract and retain key employees and management personnel may be adversely affected as a result of the workload and stress associated with the resolution of legacy issues and business transformation efforts, and related risks and uncertainties.

Competition with other financial institutions could adversely affect the profitability of Doral Financial’s operations.

Doral Financial faces significant competition from other financial institutions, many of which have significantly greater assets, capital and other resources. As a result, many of Doral Financial’s competitors have advantages in conducting certain businesses and providing certain services. This competitive environment could force Doral Financial to increase the rates it offers on deposits or lower the rates it charges on loans and, consequently, could adversely affect the profitability of Doral Financial’s operations.

Doral Financial operates within a highly regulated industry and its business and results are significantly affected by the regulations to which it is subject; changes in statutes and regulations could adversely affect Doral Financial.

Doral Financial operates within a highly regulated environment. The regulations to which the Company is subject will continue to have a significant impact on the Company’s operations and the degree to which it can grow and be profitable. Certain regulators which supervise the Company have significant power in reviewing the Company’s operations and approving its business practices. These powers include the ability to place limitations or conditions on activities in which the Company engages or intends to engage. Particularly in recent years, the Company’s businesses have experienced increased regulation and regulatory scrutiny, often requiring additional Company resources.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The U.S. Government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis, by enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, and increasing insurance on bank deposits.

These programs have subjected participating financial institutions to additional restrictions, oversight and costs. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry and impose restrictions

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on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including aspects such as compensation, interest rates, financial product offerings and disclosures, and the impact of bankruptcy proceedings on consumer residential real estate mortgages, among others. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

On June 17, 2009, the U.S. Treasury Department released a white paper entitled “Financial Regulatory Reform—A New Foundation: Rebuilding Financial Regulation and Supervision,” which outlined the Obama administration’s plan to make extensive and wide ranging reforms to the U.S. financial regulatory system. The plan contains proposals to, among other things, (i) create a new financial regulatory agency called the Consumer Financial Protection Agency, (ii) eliminate the federal thrift charter and create a new national bank supervisor, (iii) dispose of the interstate branching framework of the Riegle-Neal Act by giving national and state-chartered banks the unrestricted ability to branch across state lines, (iv) establish strengthened capital and prudential standards for banks and bank holding companies, (v) increase supervision and regulation of large financial firms, and (vi) create an Office of National Insurance within the U.S. Treasury Department.

We cannot predict the substance or impact of any change in regulation, whether by regulators or as a result of legislation enacted by the United States Congress or by the Puerto Rico Legislature, or in the way such statutory or regulatory requirements are interpreted or enforced. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business practices, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner.

Damage to Doral Financial’s reputation could damage Doral Financial’s businesses.

Maintaining a positive reputation for Doral Financial is critical to Doral Financial attracting and maintaining customers, investors and employees. Damage to its reputation can therefore cause significant harm to the Company’s business and prospects. Harm to the Company’s reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failing to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding the Company, whether or not true, may also result in harm to the Company’s prospects.

Doral Financial and its banking subsidiaries are subject to the supervision and regulation of various banking regulators and have entered into consent orders with these regulators, and these regulators could take action against the Company or its banking subsidiaries.

As a regulated financial services firm, Doral Financial’s good standing with its regulators is of fundamental importance to the continuation and growth of its businesses. Doral Financial is subject to supervision and regulation by the Federal Reserve and the Office of the Commissioner, Doral Bank PR is subject to supervision and regulation by the FDIC and the Office of the Commissioner and Doral Bank NY is subject to supervision and regulation by the OTS and the FDIC.

Federal banking regulators, in the performance of their supervisory and enforcement duties, have significant discretion and power to initiate enforcement actions for violations of laws and regulations and unsafe or unsound practices. The enforcement powers available to federal banking regulators include, among others, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders, to require written agreements and to initiate injunctive actions. As discussed in the “Legal matters—Banking Regulatory Matters” in this prospectus, Doral Financial and Doral Bank PR have entered into consent orders with the Federal Reserve, the FDIC and the Office of the Commissioner, which, among other things, prohibit the Company’s banking subsidiaries from paying dividends to the parent company, and prohibit Doral Financial from paying dividends to its common and preferred

Risk factors

shareholders, without regulatory approval and require Doral Bank PR to take various actions to ensure compliance with the provisions of the Bank Secrecy Act. While the FDIC and the Office of the Commissioner have lifted their consent orders, these banking regulators could take further action with respect to Doral Financial or our banking subsidiaries and, if any such further action were taken, such action could have a material adverse effect on Doral Financial. The Company’s banking regulators could take additional actions to protect the Company’s banking subsidiaries or to ensure that the holding company remains as a source of financial and managerial strength to its banking subsidiaries, and such actions could have adverse effects on one or more of the Company’s stockholders.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect Doral Financial’s financial statements.

Doral Financial’s financial statements are subject to the application of GAAP, which are periodically revised and/or expanded. Accordingly, from time to time Doral Financial is required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board (the “FASB”). Market conditions have prompted accounting standard setters to promulgate new guidance which further interprets or seeks to revise accounting pronouncements related to financial instruments, structures or transactions as well as to issue new standards expanding disclosures. The impact of accounting pronouncements that have been issued but not yet implemented is disclosed in this prospectus. An assessment of proposed standards is not provided as such proposals are still subject to change. It is possible that future accounting standards that Doral Financial is required to adopt could change the current accounting treatment that Doral Financial applies to its consolidated financial statements and that such changes could have a material adverse effect on Doral Financial’s financial condition and results of operations.

Doral Financial has been the subject of an investigation by the U.S. Attorney’s Office for the Southern District of New York, which could require it to pay substantial fines or penalties.

On August 24, 2005, Doral Financial received a grand jury subpoena from the U.S. Attorney’s Office for the Southern District of New York regarding the production of certain documents, including financial statements and corporate, auditing and accounting records prepared during the period relating to the restatement of Doral Financial’s financial statements. Doral Financial cannot predict when this investigation will be completed or what the results of this investigation will be. The effects and results of this investigation could have a material adverse effect on Doral Financial’s business, results of operations, financial condition and liquidity. Adverse developments related to this investigation, including any expansion of its scope, could negatively impact the Company and could divert efforts and attention of its management team from Doral Financial’s ordinary business operations. Doral Financial may be required to pay material fines, judgments or settlements or suffer other penalties, each of which could have a material adverse effect on its business, results of operations, financial condition and liquidity. This investigation could adversely affect Doral Financial’s ability to obtain, and/or increase the cost of obtaining, directors’ and officers’ liability insurance and/or other types of insurance, which could have a material adverse effect on Doral Financial’s businesses, results of operations and financial condition.

Doral Financial may be required to advance significant amounts to cover the legal expense of its former officers and directors.

Under Doral Financial’s by-laws, Doral Financial is obligated to pay in advance the reasonable expenses incurred by former officers and directors in defending civil or criminal actions or proceedings pending final disposition of such actions. Since 2005, Doral Financial has been advancing funds on behalf of various former officers and directors in connection with the grand jury proceeding referred to above and ongoing investigations by the Securities and Exchange Commission relating to the restatement of

Risk factors

Doral Financial’s financial statements. On March 6, 2008, a former treasurer of Doral Financial was indicted for alleged criminal violations involving securities and wire fraud. On August 13, 2009, the former treasurer filed an action against the Company in the Supreme Court of the State of New York. The complaint alleges that the Company breached a contract with the plaintiff and the Company’s by-laws by failing to advance payment of certain legal fees and expenses that the former treasurer has incurred in connection with the criminal indictment. In addition, the complaint claims that Doral fraudulently induced the plaintiff to enter into agreements concerning the settlement of a civil litigation arising from the restatement of the Company’s financial statements for fiscal years 2000 through 2004. Doral intends to vigorously defend this action. While Doral Financial may be able to recover amounts advanced following a final disposition of the matter and may contest the reasonableness of the amounts requested to be advanced, the amounts required to be advanced in a lengthy criminal proceeding could be substantial and could materially adversely affect Doral Financial’s results from operations.

RISKS RELATED TO THE EXCHANGE OFFER

The value of the common stock being offered in the exchange offer is lower than the liquidation preference of the convertible preferred stock.

We are valuing the exchange offer consideration at only  % of the liquidation preference per share of convertible preferred stock. Depending upon the value of the common stock at the time of settlement of this exchange, the exchange offer consideration could represent an even lower percentage of liquidation preference upon settlement.

The number of shares of common stock offered per share of convertible preferred stock in the exchange offer is fixed and will not be adjusted. The market price of our common stock may fluctuate, and the market price of the shares of common stock upon settlement of the exchange offer could be less than the market price at the time you tender your convertible preferred stock.

The number of shares of common stock offered for each share of convertible preferred stock accepted for exchange is fixed at the amounts specified on the cover of this prospectus and will not be adjusted regardless of any increase or decrease in the market price of our common stock or the convertible preferred stock between the date of this prospectus and the settlement date. Therefore, the market price of the common stock at the time you receive your common stock on the settlement date, when we deliver common stock in exchange for convertible preferred stock, could be less than the market price at the time you tender your convertible preferred stock. The market price of our common stock has recently been subject to significant fluctuations and volatility. The market price of our common stock could continue to fluctuate and be subject to volatility during the period of time between when we accept convertible preferred stock for exchange in the exchange offer and the settlement date, when we deliver common stock in exchange for convertible preferred stock, or any extension of the exchange offer.

The value of the common stock that you receive may fluctuate.

We are offering to exchange shares of our common stock for each share of convertible preferred stock. The price of our common stock may fluctuate widely in the future. If the market price of our common stock declines, the value of the shares you will receive in exchange for your shares of convertible preferred stock will decline. The trading value of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally, many of which are beyond our control. Please see “—Risks Related to Our Business.” In addition to the adverse effect a price decline could have on holders of our common stock, such a decline would also impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Risk factors

We will not accept shares of convertible preferred stock for exchange unless the tendering holder grants a Consent to approve the Convertible Preferred Stock Amendment.

Tendering holders of shares of convertible preferred stock must grant a Consent to approve the Convertible Preferred Stock Amendment. As a result, even if you believe that the Consent would not be in your best interest (for example, if you elect to tender some, but not all of your shares of convertible preferred stock in the exchange offer), if you wish to tender any of your shares of convertible preferred stock you must nonetheless follow the instructions in the accompanying letter of transmittal to execute a written consent in favor of the Convertible Preferred Stock Amendment with respect to the shares of convertible preferred stock you tender.

Our common share price may decline due to the number of shares of common stock to be issued in exchange for the convertible preferred stock.

The market price of our common stock could decline as a result of the issuance of a large number of shares of common stock in the market after the exchange offer or the perception that such an issuance could occur. This issuance, or the possibility that such issuance may occur, also might make it more difficult for holders of shares of our common stock to sell such shares in the future at a time and at a price they would deem appropriate.

Assuming a sufficient number of shares of outstanding convertible preferred stock subject to the offer to exchange are validly tendered and accepted for exchange so that we issue all       shares of our common stock being offered under this prospectus, we would have       shares of our common stock outstanding, an increase of       million shares from the amount outstanding on the date of this prospectus.

Additional issuances of common stock or securities convertible into common stock may further dilute existing holders of our common stock, including participants in the exchange offer.

We may determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of our common stock, securities convertible into or exchangeable for shares of our common stock, or common-equivalent securities to fund strategic initiatives or other business needs or to raise additional capital. Depending on our capital needs, we may make such a determination in the near future or in subsequent periods. The market price of our common stock could decline as a result of this offering or other offerings, as well as other sales of a large block of shares of our common stock or similar securities in the market thereafter, or the perception that such sales could occur. We may need to increase our authorized capital in order to raise such equity capital.

In addition, such additional equity issuances would reduce any earnings available to the holders of our common stock and the return thereon unless our earnings increase correspondingly. We cannot predict the timing or size of future equity issuances, if any, or the effect that they may have on the market price of the common stock. The issuance of substantial amounts of equity, or the perception that such issuances may occur, could adversely affect the market price of our common stock. See also “—Our common share price may decline due to the number of shares of common stock to be issued in exchange for the convertible preferred stock.”

The price of our common stock is depressed and may not recover.

The price of our common stock has declined significantly from a closing price of $985.00 on December 31, 2004 (adjusted to reflect a 1-for-20 reverse stock split effective August 17, 2007), to a closing price of $       on          , 2009, the last trading day prior to the date of this prospectus. See “Market price, dividend and distribution information.” Our stock price may not recover to prior levels or to any particular level. Many factors that we cannot predict or control, including the factors listed under “—The value of the common stock that you receive may fluctuate,” may cause sudden changes in the price of our common stock or prevent the price of our common stock from recovering.

Risk factors

On April 25, 2006, we announced that, as a prudent capital management decision designed to preserve and strengthen the Company’s capital, our board of directors had suspended the quarterly dividend on the common stock. Our ability to pay dividends in the future is limited by various regulatory requirements and policies of bank regulatory agencies having jurisdiction over the Company and its banking subsidiaries, its earnings, cash resources and capital needs, general business conditions and other factors deemed relevant by our board of directors. Under an existing consent order with the Federal Reserve, we are restricted from paying dividends on our capital stock without the prior written approval of the Federal Reserve. We are required to request permission for the payment of dividends on our common stock and preferred stock not less than 30 days prior to a proposed dividend declaration date. We may not receive approval for the payment of such dividends in the future or, even with such approval, our board of directors may not resume payment of dividends.

In addition, as a result of the exchange of the convertible preferred stock described herein, the number of outstanding shares of our common stock will increase, which will result in significant dilution and have a negative impact on our earnings per share. While future dividends on the convertible preferred stock exchanged will no longer be paid, which will have a favorable impact on our earnings per share, the declaration and payment of dividends on all our convertible preferred stock has been suspended since April 2009, thereby reducing the favorable impact on our earnings per share as a result of the exchange. See “Summary—Recent Developments.”

All of our debt obligations and our preferred stock, including any shares of convertible preferred stock that remain outstanding after the exchange offer, will have priority over our common stock with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of Doral Financial, our common stock would rank below all debt claims against us and all of our outstanding shares of preferred stock, including the shares of convertible preferred stock that are not tendered and accepted by us in the exchange offer described in this prospectus. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

By tendering your shares of convertible preferred stock, you will lose your right to receive certain cash payments and other rights associated with the convertible preferred stock.

Holders of shares of our convertible preferred stock are entitled to cumulative quarterly dividends, which are paid when, if and as declared by our board of directors. In addition, our certificate of incorporation currently requires us to pay dividends on our convertible preferred stock before we pay any dividends on our common stock. On March 20, 2009, our board of directors announced that it had suspended the declaration and payment of all dividends on all outstanding convertible preferred stock. If your shares of convertible preferred stock are validly tendered and accepted for exchange, you will lose the right to receive any dividend payments that may be made in the future on such shares after completion of the exchange offer, including dividends on the convertible preferred stock that will accumulate until the shares of convertible preferred stock are converted as described in “Description of the preferred stock—Convertible Preferred Stock.” Similarly, you will lose other rights associated with convertible preferred stock, such as the liquidation preference.

Our certificate of incorporation, our bylaws and our security holders and registration rights agreement contain provisions that could discourage an acquisition or change of control of our company.

Our shareholders’ agreement, together with certain provisions of our certificate of incorporation and bylaws, may make it more difficult to effect a change in control of our company, to acquire us or to

Risk factors

replace incumbent management. These provisions could potentially deprive our stockholders of opportunities to sell shares of our stock at above-market prices. Please read “Description of capital stock—Anti-Takeover Provisions.”

Our controlling shareholder is able to determine the outcome of any matter that may be submitted for a vote of the shareholders.

Our principal shareholder represents approximately 83.8% of our common stock on a fully diluted basis. The interests of our controlling shareholder may differ from those of our other shareholders, and it may take actions that advance its interests to the detriment of our other shareholders. Our controlling shareholder will generally have sufficient voting power to determine the outcome of corporate actions submitted to the shareholders for approval and to influence our management and affairs, including a merger or consolidation of our Company, a sale of all or substantially all of the assets of our Company, an amendment of our organizational documents and the election of members of our board of directors. This concentration of ownership could also have the effect of delaying, deferring or preventing a change in our control or impeding a merger or consolidation, takeover or other business combination that could be favorable to you, and the trading prices of our common stock may be adversely affected by the absence or reduction of a takeover premium in the trading price. In addition, this concentration of ownership may prevent attempts to remove or replace senior management.

We may not accept all shares of convertible preferred stock tendered in the exchange offer.

We will exchange up to $      liquidation preference of properly tendered and accepted shares of convertible preferred stock and issue no more than      shares of our common stock in the exchange offer. Depending on the number of shares of convertible preferred stock tendered in the exchange offer, we may have to prorate and limit the number of convertible preferred stock that we accept in this exchange offer to remain within this limit. See “The exchange offer—Proration.”

RISKS RELATED TO HOLDING SHARES OF CONVERTIBLE PREFERRED STOCK AFTER THE EXCHANGE OFFER

Shares of convertible preferred stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer.

The convertible preferred stock is not listed in any securities exchange. If a sufficiently large number of shares of convertible preferred stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of convertible preferred stock may be less liquid and market prices may fluctuate significantly depending on the volume of trading in shares of convertible preferred stock. Furthermore, a security with a smaller “float” may command a lower price and trade with greater volatility or much less frequently than would a comparable security with a greater float. This decreased liquidity may also make it more difficult for holders of shares of convertible preferred stock that do not tender to sell their shares of convertible preferred stock.

If you do not participate in the exchange offer, shares of convertible preferred stock will continue to be subject to our right to cause the conversion of convertible preferred stock into shares of common stock upon satisfaction of certain conditions.

Shares of convertible preferred stock that remain outstanding after the completion of the exchange offer will continue to be subject to our right to convert such shares of convertible preferred stock into shares of our common stock upon the satisfaction of certain conditions. The conversion price of the convertible preferred stock is subject to adjustment upon the occurrence of certain events as described in the certificate of designation of the convertible preferred stock. In addition, if there are fewer than 120,000 shares of convertible preferred stock outstanding, we may, at our option, with the prior

Risk factors

approval of the Federal Reserve, cause the convertible preferred stock to be automatically converted. See “Description of the preferred stock—Convertible Preferred Stock—Conversion at the option of the Company.”

We may not be able to pay cash dividends on our convertible preferred stock.

On March 20, 2009, our board of directors suspended the declaration and payment of all dividends on all of our outstanding series of preferred stock, including the convertible preferred stock, in order to preserve our capital. Our ability to pay dividends in the future is limited by the consent order entered into with the Federal Reserve, applicable federal and Puerto Rico banking laws and regulations. It is unlikely that we will pay any dividends on our capital stock in the foreseeable future. In any event, the declaration and payment of future dividends by our board of directors will be dependent upon our earnings, capital needs and financial condition of the Company, general economic and market conditions and other factors deemed relevant by our board of directors. Therefore, the amount or timing of the declaration and payment of future dividends is uncertain.

The trading prices for the shares of convertible preferred stock that remain outstanding after the exchange offer will continue to be directly affected by the trading prices of our common stock.

Because the convertible preferred stock is convertible into shares of our common stock, the trading prices of the convertible preferred stock in the secondary market is directly affected by the trading prices of our common stock. It is impossible to predict whether the price of the common stock will rise or fall. Trading prices of the common stock will be influenced by the factors described in the section of this prospectus entitled “—Risks Related to the Exchange Offer—The value of the common stock that you receive may fluctuate” and “—Risks Related to Our Business.”

ADDITIONAL RISKS RELATED TO THE EXCHANGE OFFER

We may fail to realize all of the anticipated benefits of the exchange offer.

The primary goal of the exchange offer is to reduce our fixed future dividend obligations (if we are able and permitted to declare and pay any dividends on our capital stock) and to improve our consolidated balance sheet and capital structure by increasing our tangible common shareholders equity. However, given the rapidly changing and uncertain financial environment, we may not achieve these objectives and the benefits, if any, realized from the exchange offer may not be sufficient to restore market and public perception of our financial strength.

We have not obtained a third-party determination that the exchange offer is fair to holders of the convertible preferred stock.

We are not making a recommendation as to whether you should exchange your convertible preferred stock in the exchange offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the convertible preferred stock for purposes of negotiating the exchange offer or preparing a report concerning the fairness of the exchange offer. You must make your own independent decision regarding your participation in the exchange offer.

Failure to successfully complete the exchange offer could negatively affect the price of our common stock and our convertible preferred stock.

Several conditions must be satisfied or waived in order to complete the exchange offer, including that no event has occurred that in our reasonable judgment would materially impair the anticipated benefits to us of the exchange offer or that has had, or could reasonably be expected to have, a material adverse effect on us, our businesses, condition (financial or otherwise) or prospects. See “The exchange offer—

Risk factors

Conditions of the Exchange Offer.” The foregoing conditions may not be satisfied, and if not satisfied or waived, the exchange offer may not occur or may be delayed.

If the exchange offer is not completed or is delayed, we may be subject to material risks, including:

➢	the market price of our common stock may decline to the extent that the current market price of our common stock reflects a market assumption that the exchange offer has been or will be completed; and

➢	the market price of our convertible preferred stock may decline to the extent that the current market price of our convertible preferred stock reflects a market assumption that the exchange offer has been or will be completed.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our capital ratios or the capital ratios of our banking subsidiaries fall below the required minimums, we or our banking subsidiaries could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Risk factors

In the event you do not wish to tender your shares but elect to vote on the Convertible Preferred Stock Amendment, you will not be able to sell, transfer or otherwise dispose of your shares while they are deposited with the exchange agent.

If you do not wish to tender your shares of convertible preferred stock in the exchange offer, but you wish to give a consent with respect to the Convertible Preferred Stock Amendment, you must (1) consent to the Convertible Preferred Stock Amendment using the detachable form provided in the letter of transmittal, and you must deposit the corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the exchange offer or you validly withdraw all your shares of convertible preferred stock previously deposited, or (2) contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to consent on your behalf, in the manner specified in the accompanying letter of transmittal with respect to the Convertible Preferred Stock Amendment. See “The exchange offer—Consent Without Tendering Shares of Convertible Preferred Stock.” During the period of time that your shares of convertible preferred stock are deposited with the exchange agent, you will not be able to transfer, sell or otherwise dispose of such shares unless you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares.

Use of proceeds

We will not receive any cash proceeds from the exchange offer. We will pay all fees and expenses related to the exchange offer, other than any commissions or concessions of any broker or dealer. Except as otherwise provided in the letter of transmittal, we will pay the transfer taxes, if any, on the exchange of any shares of convertible preferred stock.

Regulatory capital ratios

The following tables set forth Doral’s regulatory capital ratios, as of June 30, 2009, on an “as reported” basis, as well as on a pro forma basis for Doral Financial under a “High Participation Scenario” and a “Low Participation Scenario” as described under “Unaudited pro forma financial information”. The regulatory capital ratios of Doral Bank PR and Doral Bank NY are not affected by the exchange offer. These tables should be read in conjunction with the information set forth under “Selected consolidated financial data”, “Management’s discussion and analysis of financial condition and results of operations” and our consolidated unaudited financial statements for the quarter and six month period ended June 30, 2009.

	As of June 30, 2009
	Doral	Doral	Doral
	Financial(2)	Bank PR	Bank NY

Total Capital Ratio (Total capital to risk-weighted assets)	15.2%	13.7%	15.9%
Tier 1 Capital Ratio (Tier 1 capital to risk-weighted assets)	13.3%	12.4%	15.4%
Leverage Ratio(1)	8.2%	6.4%	10.8%

As of June 30, 2009
Doral Financial(2)
Pro Forma
High Participation	Low Participation
Scenario	Scenario

Total Capital Ratio (Total capital to risk weighted assets)%	%
Tier 1 Capital Ratio (Tier 1 capital to risk weighted assets)%	%
Leverage Ratio (Tier 1 capital to average assets)%	%

(1)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank PR and Tier 1 capital to adjusted total assets in the case of Doral Bank NY.

(2)	Doral Financial was not subject to regulatory capital requirements as of June 30, 2009. Ratios were prepared as if the company were subject to the requirement for comparability purposes.

In addition, regulatory agencies monitor Tier 1 Common Ratio. As of June 30, 2009, Doral Financial’s Tier 1 Common Ratio was 6.4%. Assuming that a sufficient number of shares of convertible preferred stock are validly tendered so that we will issue all           shares of our common stock being offered under this prospectus, the Tier 1 Common Ratio on an as adjusted basis for Doral Financial would be     %.

Non-GAAP reconciliation of Tier 1 Common Equity and Tangible Common Equity to Stockholders’ Equity

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, the Company has procedures in place to calculate these measures using the appropriate GAAP or regulatory components. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

Tier 1 common equity is considered to be a non-GAAP measure because it is not formally defined by GAAP. Ratios calculated based upon Tier 1 common equity have become a focus of regulators and investors, and management believes ratios based on Tier 1 common equity assist investors in analyzing Doral’s capital position. The Federal Reserve began supplementing its assessment of the capital

Regulatory capital ratios

adequacy of bank holding companies based on a variation of Tier 1 capital known as Tier 1 common equity in connection with the Supervisory Capital Assessment Program.

The following table provides a reconciliation of stockholders’ equity (GAAP) to Tier 1 common equity (non-GAAP):

June 30, 2009

(in thousands)

Stockholders’ equity	$833,903
Plus: net unrealized losses on available for sale securities, net of tax	140,155
Less: preferred stock	(467,641)
Less: disallowed intangible assets	(16,743)
Less: disallowed deferred tax assets	(96,191)

Total Tier 1 common equity	$393,483

Tangible common equity and ratios calculated based upon this measure are also non-GAAP measures. Tangible common shareholders equity is generally used by financial analysts and other stakeholders to evaluate capital adequacy. Management and many stock analysts use the tangible common equity and ratios derived from tangible common equity in conjunction with more traditional bank capital ratios to compare the adequacy of banking organizations with significant amounts of goodwill or other intangible assets. Neither tangible common equity, or related measures, should be considered in isolation or as a substitute for stockholders’ equity or any other measure calculated in accordance with GAAP. Moreover, the manner in which the Company calculates its tangible common equity and other related measures may differ from that of other companies reporting measures with similar names.

The following table provides a reconciliation of stockholders’ equity (GAAP) to tangible common equity (non-GAAP):

June 30, 2009

(in thousands)

Stockholders’ equity	$833,903
Less: preferred stock	(467,641)
Less: intangible assets (excluding mortgage servicing rights)	(5,456)

Total Tangible common equity	$360,806

Selected consolidated financial data

The following table sets forth certain selected historical consolidated financial and operating data as of and for the dates and periods indicated and are derived from and should be read in conjunction with our audited or unaudited consolidated financial statements and the related notes and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus. Our results for any of these periods are not necessarily indicative of the results to be expected as of and for the year ended December 31, 2009 or any other future period.

						Six month
						period ended
	Year ended December 31,					June 30,
	2008	2007	2006	2005	2004	2009	2008

	(dollars in thousands, except for share data)

Selected Income Statement Data:
Interest income	$524,674	$578,960	$821,895	$947,779	$722,709	$231,072	$263,754
Interest expense	347,193	424,619	620,505	667,182	385,086	152,912	175,855

Net interest income	177,481	154,341	201,390	280,597	337,623	78,160	87,899
Provision for loan and lease losses	48,856	78,214	39,829	22,369	10,384	33,758	15,469

Net interest income after provision for loan and lease losses	128,625	76,127	161,561	258,228	327,239	44,402	72,430

Net gain (loss) on mortgage loan sales and fees	13,112	2,223	(34,456)	52,131	83,585	5,017	6,226
Investment activities	25,082	(125,205)	(64,896)	(44,204)	(99,722)	(15,122)	(54)
(Loss) gain on extinguishment of liabilities	—	(14,806)	(4,157)	2,000	—	—	—
Servicing (loss) income	(7,700)	20,687	6,904	16,715	(18)	11,185	9,723
Commissions, fees and other income	49,035	41,704	37,378	35,906	32,333	19,634	26,379

Total non-interest income (loss)	79,529	(75,397)	(59,227)	62,548	16,178	20,714	42,274

Non-interest expenses	240,412	303,492	374,342	288,493	214,114	115,952	110,189

(Loss) income before income taxes	(32,258)	(302,762)	(272,008)	32,283	129,303	(50,836)	4,515
Income tax expense (benefit)	286,001	(131,854)	(48,107)	19,091	(85,491)	(12,762)	5,171

Net (loss) income	$(318,259)	$(170,908)	$(223,901)	$13,192	$214,794	$(38,074)	$(656)

Net (loss) income attributable to common shareholders	$(351,558)	$(204,207)	$(257,200)	$(20,107)	$181,495	$(40,091)	$(17,306)

Cash Dividends Declared:
Common stock	$—	$—	$8,634	$66,914	$64,744	$—	$—

Preferred stock	$33,299	$33,299	$33,299	$33,299	$33,299	$11,386	$16,650

Selected consolidated financial data

						Six month
						period ended
	Year ended December 31,					June 30,
	2008	2007	2006	2005	2004	2009	2008

	(dollars in thousands, except for share data)

Per Common Share Data:
Basic:
Net (loss) income	$(6.53)	$(7.45)	$(47.66)	$(3.73)	$33.64	$(0.74)	$(0.32)

Diluted:
Net (loss) income	$(6.53)	$(7.45)	$(47.66)	$(3.73)	$32.68	$(0.74)	$(0.32)

Dividends	$0.00	$0.00	$1.60	$12.40	$12.00	$0.00	$0.00
Book value	$6.17	$14.37	$61.17	$106.86	$131.85	$6.34	$12.20
Weighted—Average Common Shares Outstanding:
Basic	53,810,110	27,415,242	5,397,057	5,396,351	5,395,385	54,247,004	53,810,110
Diluted	53,810,110	27,415,242	5,397,057	5,396,352	5,553,502	54,247,004	53,810,110
Common shares outstanding at end of period	53,810,110	53,810,110	5,397,412	5,395,512	5,395,443	57,764,002	53,810,110

	December 31,					June 30,
	2008	2007	2006	2005	2004	2009	2008

	(dollars in thousands, except for share data)

Selected Balance Sheet Data:
Cash and cash equivalents	$187,517	$789,169	$1,145,861	$1,546,502	$2,535,726	$314,617	$517,358
Securities held for trading	251,877	276,462	183,805	388,676	489,070	49,254	231,256
Securities available for sale	3,429,151	1,921,940	2,408,686	4,631,573	4,982,508	3,061,061	3,156,066
Securities held to maturity	—	—	2,082,937	2,099,694	2,301,695	—	—
Total loans(1)	5,506,303	5,344,756	5,159,027	7,800,155	6,670,206	5,548,370	5,484,414
Servicing assets, net	114,396	150,238	176,367	150,576	123,586	112,869	145,527
Total assets	10,138,867	9,304,378	11,856,424	17,298,749	17,839,376	9,754,438	10,449,871
Deposit accounts	4,402,772	4,268,024	4,250,760	4,237,269	3,643,080	4,064,257	4,330,728
Securities sold under agreements to repurchase	1,907,447	1,444,363	3,899,365	6,054,598	6,305,163	1,776,184	2,100,271
Advances from Federal Home Loan Bank (FHLB)	1,623,400	1,234,000	1,034,500	969,500	1,294,500	1,580,400	1,829,000
Other short-term borrowings	351,600	—	—	—	—	557,000	—
Loans payable	366,776	402,701	444,443	3,578,230	3,638,507	352,834	379,815
Notes payable	276,868	282,458	923,913	965,621	1,095,977	273,910	279,716
Total liabilities	9,233,696	7,957,671	10,953,020	16,148,940	16,554,759	8,920,535	9,220,384
Stockholders’ equity	905,171	1,346,707	903,404	1,149,809	1,284,617	833,903	1,229,487
Operating Data:
Loan production	1,328,000	1,332,000	2,017,000	5,480,000	5,466,000	534,278	755,383
Loan servicing portfolio(2)	9,460,000	10,073,000	11,997,000	9,803,000	9,209,000	9,065,032	9,680,896

Selected consolidated financial data

	December 31,					June 30,
	2008	2007	2006	2005	2004	2009	2008

	(dollars in thousands, except for share data)

Selected Financial Ratios(3)
Performance:
Net interest margin	1.89%	1.60%	1.41%	1.56%	2.51%	1.68%	1.91%
Efficiency ratio	83.93%	167.76%	211.80%	75.14%	62.63%	110.79%	88.33%
Return on average assets	(3.11)%	(1.63)%	(1.47)%	0.07%	1.50%	(0.76)%	(0.01)%
Return on average common equity(4)	(56.27)%	(40.25)%	(59.25)%	(3.04)%	30.20%	(38.27)%	(5.16)%
Dividend payout ratio for common stock	—%	—%	(3.36)%	(332.44)%	36.72%	—%	—%
Average common equity to average assets	6.11%	4.83%	2.84%	3.51%	4.21%	2.59%	6.73%
Capital:
Leverage ratio	7.59%	10.80%	4.54%	5.54%	6.78%	8.16%	9.47%
Tier 1 risk-based capital ratio	13.80%	16.52%	10.30%	11.69%	14.40%	13.32%	15.65%
Total risk-based capital ratio	17.07%	17.78%	13.70%	12.69%	14.77%	15.19%	17.00%
Asset quality:
Non-performing loans to total loans (excluding GNMA defaulted loans)	13.19%	11.91%	7.36%	2.57%	1.97%	14.64%	12.31%
Non-performing assets to total assets	7.73%	7.25%	3.47%	1.25%	0.84%	9.12%	6.97%
Allowance for loan and lease losses to total loans receivable	2.51%	2.47%	1.94%	1.39%	1.18%	2.77%	2.33%
Allowance for loan and lease losses to non-performing loans (excluding loans held for sale)	18.45%	19.75%	21.58%	140.99%	76.86%	18.35%	18.26%
Net charge-offs to average loans receivable	0.80%	0.50%	0.23%	0.39%	0.23%	0.73%	0.71%
Recoveries to charge-offs	2.37%	3.73%	9.71%	7.39%	8.47%	2.10%	3.94%

(1)	Includes loans held for sale.

(2)	Represents the total portfolio of loans serviced for third parties. Excludes $4.3 billion, $3.7 billion, $3.3 billion, $5.9 billion and $5.1 billion of mortgage loans owned by Doral Financial at December 31, 2008, 2007, 2006, 2005 and 2004, respectively, and $4.3 billion and $3.8 billion owned by Doral Financial at June 30, 2009 and 2008, respectively.

(3)	Average balances are computed on a daily basis.

(4)	Excludes $9.4 million of effect of conversion of preferred stock as of June 30, 2009.

Selected consolidated financial data

Our ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends on a consolidated basis for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004, and the six months ended June 30, 2009 and 2008 are as follows:

											Six months ended
	Year ended December 31,										June 30,
	2008		2007		2006		2005		2004		2009		2008

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits		(A)		(A)		(A)	1.05	x	1.33	x		(A)	1.03	x
Excluding Interest on Deposits		(A)		(A)		(A)	1.06	x	1.42	x		(A)	1.05	x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including Interest on Deposits		(A)		(A)		(A)	(B	)	1.27	x		(A)		(A)
Excluding Interest on Deposits		(A)		(A)		(A)	(B	)	1.33	x		(A)		(A)

(A)	For the years ended 2008, 2007 and 2006 and the six month periods ended June 30, 2009 and 2008, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. We would have had to generate additional earnings of $28.9 million, $243.8 million, $312.5 million, $66.0 million and $110.1 million, to achieve ratios of 1:1 in 2008, 2007 and 2006, and the six months ended June 30, 2009 and 2008, respectively.

(B)	During 2005, earnings were not sufficient to cover preferred dividends and the ratio was less than 1:1. We would have had to generate additional earnings of $49.2 million to achieve a ratio of 1:1 in 2005.

For purposes of computing these consolidated ratios, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Doral Financial’s estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits. The term “preferred stock dividends” is the amount of pre-tax earnings that is required to pay dividends on our outstanding preferred stock.

The principal balance of Doral Financial’s long-term obligations (excluding deposits) and the aggregate liquidation preference of its outstanding preferred stock on a consolidated basis as of December 31, of each of the five years in the period ended December 31, 2008 is set forth below.

	Year ended December 31,
	2008	2007	2006	2005	2004

	(in thousands)

Long-term obligations	$3,459,246	$2,885,164	$4,834,163	$9,774,714	$7,636,373
Cumulative preferred stock	$345,000	$345,000	$345,000	$345,000	$345,000
Non-cumulative preferred stock	$228,250	$228,250	$228,250	$228,250	$228,250

Unaudited pro forma financial information

The following selected unaudited pro forma financial information has been presented to give effect to and show the pro forma impact of the exchange offer on the Company’s balance sheet as of June 30, 2009, and also describes the impact of the exchange offer on the Company’s results of operations for the fiscal year ended December 31, 2008 and for the six month period ended June 30, 2009.

The unaudited pro forma financial information is presented for illustrative purposes and does not necessarily indicate the financial position or results that would have been realized had the exchange offer been completed as of the dates indicated or that will be realized in the future when and if the exchange offer is consummated. The selected unaudited pro forma financial information has been derived from, and should be read in conjunction with, the selected consolidated financial data included elsewhere in this prospectus and the Company’s historical consolidated financial statements included in this prospectus for the year ended December 31, 2008 and for the six month period ended June 30, 2009.

UNAUDITED PRO FORMA BALANCE SHEETS

The unaudited pro forma consolidated balance sheets of the Company as of June 30, 2009 have been presented as if the exchange offer had been completed on June 30, 2009. We have shown the pro forma impact of a “High Participation Scenario” and a “Low Participation Scenario” prepared using the assumption set forth below.

The High Participation Scenario assumes the exchange of          % of the outstanding shares of convertible preferred stock ($      million aggregate liquidation preference) for shares or our common stock at an exchange price of $     .

The Low Participation Scenario assumes the exchange of          % of the outstanding shares of convertible preferred stock ($      million aggregate liquidation preference) for shares or our common stock at an exchange price of $     .

There can be no assurances that the foregoing assumptions will be realized.

Unaudited pro forma financial information

HIGH PARTICIPATION SCENARIO

	As reported	Exchange	Pro forma
	June 30,	offer	June 30,
	2009	adjustments	2009

	(in thousands)

Assets
Cash and due from banks	$265,363	—	$265,363
Money market investments	49,254	—	49,254
Securities held for trading, at fair value	49,141	—	49,141
Securities available for sale, at fair value	3,061,061	—	3,061,061
Federal Home Loan Bank of NY stock, at cost	119,241	—	119,241

Total investment securities	3,229,443	—	3,229,443
Loans held for sale	400,600	—	400,600
Loans receivable, net	147,770	—	147,770

Loans, net	548,370	—	548,370
Other assets	662,008	—	662,008

Total assets	$9,754,438	—	$9,754,438

Liabilities
Total deposits	$4,064,257	—	$4,064,257
Securities sold under agreements to repurchase	1,776,184	—	1,776,184
Advances from FHLB	1,580,400	—	1,580,400
Other short-term borrowings	557,000	—	557,000
Loans payable	352,834	—	352,834
Notes payable	273,910	—	273,910
Accrued expenses and other liabilities	315,950	—	315,950

Total liabilities	8,920,535	—	8,920,535
Stockholders’ equity
Preferred stock	467,641
Common stock	578
Additional paid-in capital	940,502
Accumulated deficit	(434,663)
Accumulated other comprehensive loss, net	(140,155)	—	(140,155)

Total stockholders’ equity	833,903

Total liabilities and stockholders’ equity	$9,754,438	—	$9,754,438

Book value per common share	$6.34	$	$
Tangible book value per common share	$4.31	$	$

Unaudited pro forma financial information

LOW PARTICIPATION SCENARIO

	As reported	Exchange	Pro forma
	June 30,	offer	June 30,
	2009	adjustments	2009

	(in thousands)

Assets
Cash and due from banks	$265,363	—	$265,363
Money market investments	49,254	—	49,254
Securities held for trading, at fair value	49,141	—	49,141
Securities available for sale, at fair value	3,061,061	—	3,061,061
Federal Home Loan Bank of NY stock, at cost	119,241	—	119,241

Total investment securities	3,229,443	—	3,229,443
Loans held for sale	400,600	—	400,600
Loans receivable, net	147,770	—	147,770

Loans, net	548,370	—	548,370
Other assets	662,008	—	662,008

Total assets	$9,754,438	—	$9,754,438

Liabilities
Total deposits	$4,064,257	—	$4,064,257
Securities sold under agreements to repurchase	1,776,184	—	1,776,184
Advances from FHLB	1,580,400	—	1,580,400
Other short-term borrowings	557,000	—	557,000
Loans payable	352,834	—	352,834
Notes payable	273,910	—	273,910
Accrued expenses and other liabilities	315,950	—	315,950

Total liabilities	8,920,535	—	8,920,535
Stockholders’ equity
Preferred stock	467,641
Common stock	578
Additional paid-in capital	940,502
Accumulated deficit	(434,663)
Accumulated other comprehensive loss, net	(140,155)	—	(140,155)

Total stockholders’ equity	833,903

Total liabilities and stockholders’ equity	$9,754,438	—	$9,754,438

Book value per common share	$6.34	$	$
Tangible book value per common share	$4.31	$	$

Unaudited pro forma financial information

PRO FORMA EARNINGS IMPLICATIONS

The following table presents the pro forma impact of the exchange offer on certain statement of income items and earnings per share for the fiscal year ended December 31, 2008 and the six month period ended June 30, 2009 as if the exchange offer had been completed on January 1, 2008. We have calculated the pro forma information below by (1) eliminating all the actual dividends paid to the holders of shares of the Series A preferred stock, Series B preferred stock and Series C preferred stock (but not the convertible preferred stock) in 2008 and 2009, and (2) assuming that the new shares of our common stock issuable in exchange for the convertible preferred stock were issued on January 1, 2008.

	Full year 2008			Six month period ended June 30, 2009
		High	Low		High	Low
	Actual	scenario	scenario	Actual	scenario	scenario

	(in thousands, except per share amounts)

Net Loss	$(318,259)	$(318,259)	$(318,259)	$(38,074)	$(38,074)	$(38,074)
Convertible preferred stock dividend	(16,388)	(16,388)	(16,388)	(7,158)	(7,158)	(7,158)
Noncumulative preferred stock dividend	(16,911)			(4,228)
Effect of conversion of preferred stock	—			9,369

Actual/Pro forma loss from continuing operations attributable to common shareholders	(351,558)			(40,091)
Weighted average common shares used to calculate actual loss per common share	53,810	53,810	53,810	54,247	54,247	54,247
Common shares newly issued	—			—

Actual/Pro forma common shares	53,810			54,247

Actual/Pro forma loss per common share (basic and diluted)	$(6.53)	$	$	$(0.74)	$	$

Management’s discussion and analysis of financial condition and results of operations

The following Management’s Discussion and Analysis of our consolidated financial position and consolidated results of operations should be read in conjunction with the “Selected consolidated financial data” and consolidated financial statements, notes and tables included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk factors” section of this prospectus.

You also should read the following discussion of our results of operations and financial condition together with the “Business” section of this prospectus for a discussion of certain of our important financial policies and objectives; performance measures and operational factors we use to evaluate our financial condition and operating performance; and our business segments.

OVERVIEW OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008

Net loss for the year ended December 31, 2008 amounted to $318.3 million, compared to net losses of $170.9 million and $223.9 million for the years 2007 and 2006, respectively. Compared to 2007, Doral Financial’s 2008 financial performance showed improvement, on a pre-tax basis, of $270.5 million mainly driven by (1) an increase of $23.2 million in net interest income to $177.5 million principally related to a significant decline in interest expense; (2) a reduction of $29.4 million in provision for loan and lease losses; (3) an increase in non-interest income of $154.9 million to $79.5 million, associated to (i) an increase in gains from mortgage loan sales, retail banking fees and insurance agency commissions; (ii) an increase in gain from trading activities which offset the reduction in servicing income, net of mark-to-market adjustments; and (iii) a significant reduction in losses from investment securities; and (4) a reduction of $63.1 million in non-interest expense to $240.4 million, associated primarily to decreases in compensation and benefits and professional services expenses. These pre-tax improvements were offset by the recognition of an income tax expense of $286.0 million for 2008 compared to an income tax benefit of $131.9 million for the corresponding 2007 period, primarily related to an increase of $301.2 million in the deferred tax asset valuation allowance during 2008. This resulted in an increase of $147.4 million during 2008 in the Company’s after tax loss to $318.3 million when compared to 2007 results.

Important factors impacting the Company’s financial results for the year ended December 31, 2008 included the following:

➢	Net loss for the year ended December 31, 2008 was $318.3 million, compared to net losses of $170.9 million and $223.9 million for the years 2007 and 2006, respectively. After the payment of preferred stock dividends, there was a net loss attributable to common shareholders of $351.6 million for the year ended December 31, 2008, compared to a net loss attributable to common shareholders of $204.2 million and $257.2 million for the years ended 2007 and 2006, respectively.

➢	Diluted loss per share for the year ended December 31, 2008 was $6.53, compared to a diluted loss per share of $7.45 and $47.66 for the years ended December 31, 2007 and 2006, respectively.

➢	Net interest income for the year ended December 31, 2008 was $177.5 million, compared to $154.3 million and $201.4 million for the years ended December 31, 2007 and 2006, respectively. The increase of $23.2 million in net interest income for 2008, compared to 2007, was mainly related to the decrease of $77.4 million in interest expense partially offset by the decrease in interest income of $54.3 million. The reduction in interest expense was principally related to (i) a $44.5 million reduction associated with the interest expense of securities sold under agreement to repurchase; (ii) a

Management’s discussion and analysis of financial condition and results of operations

$14.5 million reduction in deposits costs as a result of the repositioning of the Company’s deposits products and the general decline in interest rates; and (iii) a reduction of $32.7 million in borrowing costs also associated with the repayment of $625.0 million in senior notes in July 2007 and the general decline in interest rates. The decline in interest expense was partially offset by a decrease in interest income primarily related to the reduction of $1.6 billion in the average balance of investment securities and other interest earning assets, primarily money markets. Average interest earning assets decreased from $9.6 billion for the year ended December 31, 2007 to $9.4 billion for the year ended December 31, 2008, while the average interest bearing-liabilities decreased from $8.7 billion to $8.3 billion, respectively. The growth in interest earning assets net of interest bearing liabilities, was partially funded by the $610.0 million from the recapitalization of the Company during 2007, and resulted in a reduction on the Company’s leverage. This reduction in leverage, along with the decline in cost of funds, resulted in an expansion in the net interest margin from 1.60% for 2007 to 1.89% for 2008 (see Tables A and B below for information regarding the Company’s net interest income).

➢	The provision for loan and lease losses for the year ended December 31, 2008 was $48.9 million, compared to $78.2 million and $39.8 million for 2007 and 2006, respectively. The decrease in the provision is mostly driven by a reduction of $50.2 million in delinquencies in the Company’s construction loan portfolio during 2008 which has attributed to higher losses in recent years, partially offset by the impact of increased delinquencies in the Company’s residential mortgage and commercial loan portfolios. Non-performing loans as of December 31, 2008 increased by $85.4 million, or 13%, compared to December 31, 2007, while they increased by $258.9 million, or 69%, in the corresponding preceding period.

➢	Non-interest income for the year ended December 31, 2008 was $79.5 million, compared to non-interest loss of $75.4 million and $59.2 million in 2007 and 2006, respectively. Non-interest income performance for the year ended December 31, 2008, compared to 2007, was primarily driven by (i) an increase of $10.9 million in gain on mortgage loans sales and fees, principally related to the increase of $140.7 million in loan sales and securitization; (ii) an increase of $57.7 million in income from trading activities principally related to the Company’s U.S. Treasury investments which serve as an economic hedge to the Company’s mark-to-market risk in its mortgage servicing rights and to positive marks related to the Company’s IO investments; (iii) a $92.6 million reduction in losses from investment securities principally related to a significant charge in 2007 associated with the Company’s balance sheet restructuring which was partially offset by a charge of $4.2 million on investment securities associated with the termination of the agreements the Company had with LBI after the filing for bankruptcy of its parent Lehman Brothers Holdings Inc., during the third quarter of 2008 (please refer to Note 15 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information); (iv) a reduction of $28.4 million in servicing income due to the reduction in market value of the Company’s mortgage servicing rights due to the general decline in interest rates; (v) a $6.9 million increase in retail banking fees and commissions due to an increase in customer transactions and a re-pricing of fees charged; (vi) a $1.7 million increase in insurance agency commissions due to increase volume of policies written for mortgage customers; partially offset by a $1.4 million decrease in other income as 2007 included the gain-on-sale of its New York branches partially offset by a 2008 gain of $5.2 million from the redemption of shares of VISA, Inc., pursuant to their global restructuring agreements.

➢	Non-interest expense for the year ended December 31, 2008 was $240.4 million, compared to $303.5 million and $374.3 million for the years ended December 31, 2007 and 2006, respectively. Compared to 2007, the reduction of $63.1 million, or 21%, in non-interest expenses for 2008 was driven by the elimination of expenses associated with 2007 recapitalization and reorganization efforts and the cost control measures implemented by the Company during 2008. The elimination of expenses and cost control measures impacted principally expenses associated with compensation and benefits by $48.1 million and professional services by $31.5 million. These reductions were partially

Management’s discussion and analysis of financial condition and results of operations offset by a provision for claim receivable of $21.6 million and increases in the Company’s communication expenses of $2.9 million, mainly associated to an increase in fee income of $3.4 million in ATH and VISA debit card activity.

➢	For the year ended December 31, 2008, Doral Financial reported an income tax expense of $286.0 million, compared to an income tax benefit of $131.9 million and $48.1 million for the years ended December 31, 2007 and 2006, respectively. The recognition of an income tax expense for 2008 was related to the increase of $301.2 million in the valuation allowance driven by the fact that, in the fourth quarter of 2008, the Company was unable to meet the projected income, due primarily to a reduction in net interest income and increases in the provision for loan and lease losses. During the fourth quarter of 2008, the Company took action which prioritized safety of principal and liquidity over returns causing a drop in its net interest income which contributed in a fourth quarter pre-tax loss.

➢	For the year ended December 31, 2008, the Company had other comprehensive loss of approximately $90.1 million, compared to other comprehensive income of $73.8 million and $18.5 million for the years ended December 31, 2007 and 2006, respectively. The other comprehensive loss for the year ended December 31, 2008 was mainly driven by the reduction in value of the Company’s private label collateralized mortgage obligations (“CMO”) as a result of the price movement on these securities that has been affected by the conditions of the U.S. financial markets, specially the non-agency mortgage market. Other comprehensive income recognized during 2007 resulted from the realization of the losses reflected in the Company’s accumulated other comprehensive loss (net of income tax benefit) at December 31, 2007, as a result of the sale of the $1.9 billion in available for sale investment securities during the third quarter of 2007. As of December 31, 2008, the Company’s accumulated other comprehensive loss (net of income tax benefit) was $123.2 million, compared to $33.1 million and $106.9 million as of December 31, 2007 and 2006, respectively.

➢	Doral Financial’s loan production for the year ended December 31, 2008 was $1.3 billion, compared to $1.3 billion for 2007. The production remained steady during 2008 when compared to 2007. The lack of growth in Doral Financial’s loan production for 2008 was primarily the result of (i) tighter commercial and consumer underwriting standards, (ii) the decision to cease financing construction of new housing projects in Puerto Rico, and (iii) changes in laws and regulations, such as the recent amendment to the Puerto Rico Notary Law that led to an increase of the closing costs and fees payable by persons involved in real estate purchase and mortgage loan transactions in Puerto Rico, which in turn led to a reduction in the number of real estate purchase and mortgage loan transactions in Puerto Rico.

➢	Total assets as of December 31, 2008 were $10.1 billion, compared to $9.3 billion as of December 31, 2007. The increase in total assets during 2008 was principally due to an increase in the Company’s securities portfolio of $1.5 billion as a result of a Company’s plan to increase its earning assets by $1.0 billion during 2008. The increase in assets was partially offset by a reduction of $718.1 million in money markets and securities purchased under agreements to resell and $272.0 million in the deferred tax asset. Total liabilities as of December 31, 2008 were $9.2 billion, compared to $8.0 billion as of December 31, 2007. The increase in liabilities resulted from the increase in borrowings used to finance the purchase of the securities. During the third quarter of 2008, the Company reduced its assets and liabilities by $0.5 billion, associated with the termination of repurchase financing arrangements and the sale of collateral associated with such financing arrangements with LBI as a result of the SIPC liquidation proceedings as of September 19, 2008.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make a number of judgments,

Management’s discussion and analysis of financial condition and results of operations estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in the Company’s consolidated financial statements and accompanying notes. Certain of these estimates are critical to the presentation of the Company’s financial condition since they are particularly sensitive to the Company’s judgment and are highly complex in nature. The Company believes that the judgments, estimates and assumptions used in the preparation of its consolidated financial statements for the year ended December 31, 2008 and for the six month period ended June 30, 2009 included in this prospectus are appropriate given the factual circumstances as of December 31, 2008 and June 30, 2009, respectively. However, given the sensitivity of Doral Financial’s consolidated financial statements to these estimates, the use of other judgments, estimates and assumptions could result in material differences in the Company’s results of operations or financial condition.

Various elements of the Company’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2008 included in this prospectus contains a summary of the most significant accounting policies followed by the Company in the preparation of its financial statements. The accounting policies that have a significant impact on the Company’s statements and that require the most judgment are set forth below.

Fair value measurements

Pursuant to SFAS 157, the Company uses fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Securities held for trading, securities available for sale, derivatives and servicing assets are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other financial assets on a nonrecurring basis, such as loans held for sale, loans receivable and certain other assets. These nonrecurring fair value adjustments typically involve the application of the lower-of-cost-or-market accounting or write-downs of individual assets.

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosures requirements for fair value measurements. This statement defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date.

SFAS No. 157 established a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimates about market data.

➢	Level 1—Valuation is based upon unadjusted quoted prices for identical instruments traded in active markets.

➢	Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market, or are derived principally from or corroborated by observable market data, by correlation or by other means.

➢	Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In accordance with SFAS No. 157, Doral Financial’s intent is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available,

Management’s discussion and analysis of financial condition and results of operations the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. Substantially all of Doral Financial’s financial instruments use either of the foregoing methodologies, collectively Level 1 and Level 2 measurements, to determine fair value adjustments recorded to the Company’s financial statements. However, in certain cases, when market observable inputs for model-based valuation techniques may not be readily available, the Company is required to make judgments about assumptions market participants would use in estimating the fair value of the financial instruments.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in the market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, the Company uses valuation techniques requiring more management judgment to estimate the appropriate fair value measurement. The discussion about the extent to which fair value is used to measure assets and liabilities, the valuation methodologies used and its impact on earnings is included in Note 36 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus.

Gain or loss on mortgage loan sales

The Company generally securitizes a portion of the residential mortgage loans that it originates. Federal Housing Administration (“FHA”) and Veterans Administration (“VA”) loans are generally securitized into Government National Mortgage Association (“GNMA”) mortgage-backed securities and held as trading securities. After holding these securities for a period of time, Doral Financial sells these securities for cash. Conforming conventional loans are generally sold directly to Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) or institutional investors or exchanged for FNMA or FHLMC-issued mortgage-backed securities, which Doral Financial sells for cash through broker-dealers. Prior to 2007, the Company sold mortgage loans that did not conform to GNMA, FNMA or FHLMC requirements (non-conforming loans) as whole loan pools to financial institutions.

As part of its mortgage loan sale and securitization activities, Doral Financial generally retains the right to service the mortgage loans it sells. In connection with the sale of loans, generally non-conforming mortgage loan pools, Doral Financial may also retain certain interests in the loans sold, such as the right to receive any interest payments on such loans above the contractual pass-through rate payable to the investor. Doral Financial determines the gain on sale of a mortgage-backed security or loan pool by allocating the carrying value of the underlying mortgage loans between the mortgage-backed security or mortgage loan pool sold and its retained interests, based on their relative estimated fair values. The gain on sale reported by Doral Financial is the difference between the proceeds received from the sale and the cost allocated to the loans sold. The proceeds include cash and other assets received in the transaction (primarily mortgage servicing rights (“MSR”)) less any liabilities incurred (i.e., representations and warranty provisions). The reported gain or loss is the difference between the proceeds from the sale of the security or mortgage loan pool and its allocated cost. The amount of gain on sale is therefore influenced by the values of the MSRs and retained interest recorded at the time of sale. See “—Retained interest valuation” below for additional information.

If in a transfer of financial assets in exchange for cash or other consideration (other than beneficial interests in transferred assets), Doral Financial has not surrendered control over the transferred assets

Management’s discussion and analysis of financial condition and results of operations according to the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), Doral Financial accounts for the transfer as a secured borrowing (loan payable) with a pledge of collateral.

Retained interest valuation

In the past, Doral Financial’s sale and securitization activities generally resulted in the recording of one or two types of retained interests: MSRs and IOs. During 2008, the Company’s sale and securitization activities resulted in the recording of only one type of retained interest: MSRs. MSRs represent the estimated present value of the normal servicing fees (net of related servicing costs) expected to be received on a loan being serviced over the expected term of the loan. MSRs entitle Doral Financial to a future stream of cash flows based on the outstanding principal balance of the loans serviced and the contractual servicing fee. The annual servicing fees generally range between 25 and 50 basis points, less, in certain cases, any corresponding guarantee fee. In addition, MSRs may entitle Doral Financial, depending on the contract language, to ancillary income including late charges, float income, and prepayment penalties net of the appropriate expenses incurred for performing the servicing functions. In certain instances, the Company also services loans with no contractual servicing fee. The servicing asset or liability associated with such loans is evaluated based on ancillary income, including float, late fees, prepayment penalties and costs. MSRs are classified as servicing assets in Doral Financial’s Consolidated Statements of Financial Condition. Any servicing liability recognized is included as part of accrued expenses and other liabilities in Doral Financial’s Consolidated Statements of Financial Condition.

Unlike U.S. Treasury and agency mortgage-backed securities, the fair value of MSRs and IOs cannot be readily determined because they are not traded in active securities markets. Doral Financial engages third party specialists to assist with its valuation of the Company’s entire servicing portfolio (governmental, conforming and non-conforming portfolios). The fair value of the MSRs is determined based on a combination of market information on trading activity (MSRs trades and broker valuations), benchmarking of servicing assets (valuation surveys) and cash-flow modeling. The valuation of the Company’s MSRs incorporate two sets of assumptions: (1) market derived assumptions for discount rates, servicing costs, escrow earnings rate, float earnings rate and cost of funds and (2) market derived assumptions adjusted for the Company’s loan characteristics and portfolio behavior, for escrow balances, delinquencies and foreclosures, late fees, prepayments and prepayment penalties. For the year ended December 31, 2008, the MSRs fair value amounted to $42.6 million, which represents a value decline of $21.8 million compared to December 31, 2007.

The Company, upon remeasurement of the MSRs at fair value in accordance with SFAS No. 156 “Accounting for Servicing of Financial Assets”, recorded a cumulative effect adjustment of $0.9 million to retained earnings (net of tax) on January 1, 2007 for the difference between the fair value and the carrying amount to bring the December 31, 2006 MSR balance to the fair value.

Prior to the adoption of SFAS No. 156 in 2007, impairment charges were recognized through a valuation allowance for each individual stratum of servicing assets. The valuation allowance was adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeded its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum was not recognized. Other-than-temporary impairment, if any, was recognized as a direct write-down of the servicing asset, and the valuation allowance was applied to reduce the cost basis of the servicing asset.

The amortization of the MSRs was based on an income forecast cash-flow method. The income forecast method was based on the forecasted cash flows determined by the third-party market valuation and the amortization was calculated by applying to the carrying amount of the MSRs the ratio of the cash flows projected for the current period to total remaining forecasted cash flow.

Management’s discussion and analysis of financial condition and results of operations

The Company’s MSR values experienced a reduction of over 24% during 2008. The generalized drop in MSR values was mainly driven by increases in projected prepayments speeds. Consistent with this market trend, prepayment speeds for the Company’s MSR collateral were increased by more than 200 basis points during 2008. The generalized increase in prepayment speeds was largely due to a decline in the level of interest rates. Reductions in the general level interest rates were concentrated in the fourth quarter of 2008, after ten consecutive reductions in FED targets pushed the FED fund rate close to zero and the flight to quality to U.S. Treasuries caused long-term interest rates to fall which resulted in increased expectations of a mortgage refinancing transactions. Secondary components of the drop in MSR carrying values were: (1) a reduction of $630.4 million in unpaid principal balance of MSR underlying mortgages; and (2) reduction in forecasted float and ancillary income caused by lower interest rates.

The valuation of the Company’s MSR is also impacted by changes in laws and regulations, such as the recent amendment to the Puerto Rico Notary Law that led to an increase of the closing costs and fees payable by persons involved in real estate purchase and mortgage loan transactions in Puerto Rico, which in turn has led to a reduction in the number of real estate purchase and mortgage loan transaction in Puerto Rico. The result was a partial tempering of refinancing transactions.

IOs represent the estimated present value of the cash flows retained by the Company that are generated by the underlying fixed rate mortgages (as adjusted for prepayments) after subtracting: (1) the interest rate payable to the investor (adjusted for any embedded cap, if applicable); and (2) a contractual servicing fee. As of December 31, 2008, the carrying value of the IOs of $52.2 million is related to $365.5 million of outstanding principal balance of mortgage loans sold to investors. IOs are classified as securities held for trading in Doral Financial’s Consolidated Statements of Financial Condition.

To determine the value of its portfolio of variable IOs, Doral Financial uses an internal valuation model that forecasts expected cash flows using forward LIBOR rates derived from the LIBOR/Swap yield curve at the date of the valuation. This characteristics of the variable IOs results in an increase in cash flows when LIBOR rates fall and a reduction in cash flows when LIBOR rates rise. This provides a mitigating effect on the impact of prepayment speeds on the cash flows, with prepayments expected to rise when long-term interest rates fall reducing the amount of expected cash flows and the opposite when long-term interest rise. Prepayment assumptions incorporated into the valuation model for variable and fixed IOs are based on publicly available, independently verifiable, prepayment assumptions for FNMA mortgage pools and statistically derived prepayment adjusters based on observed relationships between the Company’s and the FNMA’s U.S. mainland mortgage pool prepayment experiences.

This methodology resulted in a CPR of 12.74% for 2008, 9.81% for 2007 and 13.73% for 2006. The change in the CPR between 2008 and 2007 was due mostly to a generalized decrease in market interest rates. However, Puerto Rico prepayments speeds continue to be slower than U.S. especially considering the persistence of recessionary conditions.

The IO internal valuation model utilizes a Z-spread approach to determine discount rates. The Z-spread is the market-recognized spread over the LIBOR/Swap curve that takes into consideration incremental yield requirements based on the risk characteristics of a particular instrument. The Z-spread incorporates a premium for prepayment optionality and liquidity risk over the period-end swap curve. The Company obtains FNMA and FHLMC Trust IO Z-spread from major investment banking firms and combines along with base LIBOR/Swap curve and liquidity premiums to generate discount rate assumptions for IOs. The market for Agency Trust IOs showed mixed trends during 2008, with Trust IOs with moderate collateral over performing seasoned collateral, for-like coupon levels. The net effect of Z-spread trends in 2008 was to push upward discount rates, given the seasoning mix of the Company’s IO portfolio, which is predominantly composed by seasoned collateral.

Management’s discussion and analysis of financial condition and results of operations

As of December 31, 2007, the Company determined that a 500 basis points liquidity premium (an increase of 200 basis points versus the 2006 inputs) was appropriate in order to set its discount rate within the range of discount rates used in the market for retained interest. As of December 31, 2008, management conducted its evaluation of its liquidity premium and determined that a liquidity premium of 501 basis points was appropriate for the period. The resulting discount rate of 13% reflected the range and movement of discount rates for retained interests observed in the marketplace. This methodology resulted in a discount rate of 13.00% for 2008, 12.11% for 2007 and 12.22% for 2006.

For IOs, Doral Financial recognizes as interest income (through the life of the IO) the excess of all estimated cash flows attributable to these interests over their recorded balance using the effective yield method in accordance with Emerging Issue Task Force (“EITF”) Issue No. 99-20 “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” Doral Financial recognizes as interest income the excess of the cash collected from the borrowers over the yield payable to investors, less a servicing fee (“retained spread”), up to an amount equal to the yield on the IOs that equals the discount rate used in the internal valuation model. Doral Financial accounts for any excess retained spread as amortization to the gross IO capitalized at inception. The Company updates its estimates of expected cash flows periodically and recognizes changes in calculated effective yield on a prospective basis. The following table presents a detail of the cash flows received and the losses on the valuation of Doral Financial’s portfolio of IOs for 2008, 2007 and 2006 based on the internal valuation model:

	Year ended December 31,
	2008	2007	2006

	(in thousands)

Total cash flows received on IO portfolio	$12,560	$12,533	$23,042
Amortization of IOs, as offset to cash flows	(5,398)	(6,552)	(16,520)

Net cash flows recognized as interest income	$7,162	$5,981	$6,522

Gain (loss) on the value of the IOs	$5,649	$8,554	$(41,967)

As discussed above, Doral Financial classifies its IOs as securities held for trading with changes in the fair value recognized in current earnings as a component of net gain (loss) on securities held for trading.

The following table shows the weighted averages of the key economic assumptions used by the Company in its external and internal valuation models and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions for mortgage loans at December 31, 2008:

	Servicing	Interest-only
	assets	strips

	(dollars in thousands)

Carrying amount of retained interest	$114,396	$52,179
Weighted-average expected life (in years)	6.35	4.69
Constant prepayment rate (weighted-average annual rate)	13.58%	12.74%
Decrease in fair value due to 10% adverse change	$(4,630)	$(2,441)
Decrease in fair value due to 20% adverse change	$(8,906)	$(4,670)
Residual cash flow discount rate (weighted-average annual rate)	11.41%	13.00%
Decrease in fair value due to 10% adverse change	$(4,122)	$(535)
Decrease in fair value due to 20% adverse change	$(7,965)	$(992)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the table

Management’s discussion and analysis of financial condition and results of operations above, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or offset the sensitivities.

The following table summarizes the estimated change in the fair value of the Company’s IOs, the constant prepayment rate and the weighted-average expected life under the Company’s valuation model, given several hypothetical (instantaneous and parallel) increases or decreases in interest rates. As of December 31, 2008, all of the mortgage loan sale contracts underlying the Company’s floating rate IOs were subject to interest rate caps, which prevent a negative fair value for the floating rate IOs.

		Weighted-	Change in fair
	Constant	average	value of
	prepayment	expected	interest-only
Change in interest rates (basis points)	rate	life rate	strips	% Change

	(dollars in thousands)

+ 200	6.9%	6.7	$2,447	4.7%
+ 100	9.4%	5.7	2,040	3.9%
+ 50	11.0%	5.2	806	1.5%
Base	12.7%	4.7	—	0%
- 50	13.7%	4.5	1,860	3.6%
- 100	14.3%	4.3	4,251	8.1%
- 200	15.2%	4.2	9,287	17.8%

The Company’s IOs included in the table above are primarily variable rate IOs, subject to interest rate caps. Accordingly, in a declining interest rate scenario (as shown in the table), decreases in the fair value of the interest rate caps only partially offsets the positive impact that declining interest rates would have on the fair values of the IOs. This results in net increases in the fair values of the IOs.

Valuation of trading securities and derivatives

Doral Financial’s net gain (loss) on securities held for trading includes gains and losses, whether realized or unrealized, on securities accounted for as held for trading, including IOs, as well as various other financial instruments, including derivative contracts, that Doral Financial uses to manage its interest rate risk. Securities held for trading and derivatives are recorded at fair values with increases or decreases in such values reflected in current earnings. The fair values of many of Doral Financial’s trading securities (other than IOs) are based on market prices obtained from renowned market data sources, such as Bloomberg LLP and Interactive Data Corporation. For instruments not traded on a recognized market, Doral Financial generally determines fair value by reference to quoted market prices for similar instruments. The fair values of derivative instruments are obtained using internal valuation models based on renowned financial modeling tools and using market derived assumptions obtained from Bloomberg LLP.

Securities accounted as held for trading includes U.S. Treasury security positions, taken as economic hedges against the valuation adjustment of the Company’s capitalized mortgage servicing rights.

Generally, derivatives are financial instruments with little or no initial net investment in comparison to their notional amount and whose value is based on the value of an underlying asset, index, reference rate or other variable. They may be standardized contracts executed through organized exchanges or privately negotiated contractual agreements that can be customized to meet specific needs, including certain commitments to purchase and sell mortgage loans and mortgage-backed securities. The fair value of derivatives is generally reported net by counterparty, provided that a legally enforceable master agreement exists. Derivatives in a net asset position are reported as part of securities held for trading, at

Management’s discussion and analysis of financial condition and results of operations fair value. Similarly, derivatives in a net liability position are reported as part of accrued expenses and other liabilities, at fair value.

For those derivatives not designated as an accounting hedge, fair value gains and losses are reported as part of net gain (loss) on securities held for trading in the Consolidated Statements of Loss.

Other income recognition policies

Interest income on loans is accrued by Doral Financial when earned. Loans are placed on a non-accrual basis when any portion of principal or interest is more than 90 days past due, or earlier if concern exists as to the ultimate collectibility of principal or interest. When a loan is placed on non-accrual status, all accrued but unpaid interest to date is fully reversed. Such interest, if collected, is credited to income in the period of recovery. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

Loan origination fees, as well as discount points and certain direct origination costs for loans held for sale, are initially recorded as an adjustment to the cost of the loan and reflected in Doral Financial’s earnings as part of the net gain on mortgage loan sales and fees when the loan is sold or securitized into a mortgage-backed security. In the case of loans held for investment, such fees and costs are deferred and amortized to income as adjustments to the yield of the loan in accordance with SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.”

Allowance for loan and lease losses

Doral Financial maintains an allowance for loan and lease losses to absorb probable credit-related losses on its loans receivable portfolio. The allowance consists of specific and general components and is based on Doral Financial’s assessment of default probabilities, internal risk ratings (based on borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), probable loss and recovery rates, and the degree of risks inherent in the loans receivable portfolio. The allowance is maintained at a level that Doral Financial considers to be adequate to absorb probable losses. Credit losses are charged and recoveries are credited to the allowance, while increases to the allowance are charged to operations. Unanticipated increases in the allowance for loan and lease losses could adversely impact Doral Financial’s net income in the future.

The Company evaluates impaired loans and the related valuation allowance based on SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Doral Financial measures impaired loans at their estimated realizable values determined by discounting the expected future cash flows discounted at the loan’s effective interest rate or, if practical, at the fair value of the collateral, if the loan is collateral dependent. In assessing the reserves under the discounted cash flows, the Company considers the estimate of future cash flows based on reasonable and supportable assumptions and projections. All available evidence, including estimated costs to sell if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan, are considered in developing those estimates. The likelihood of the possible outcomes is considered in determining the best estimate of expected future cash flows.

Doral Financial’s mortgage loan portfolio consists primarily of homogeneous loans that are secured by residential real estate and are made to consumers. Doral Financial does not evaluate individual small-balance homogeneous loans for impairment. Instead, it records an allowance (including residential mortgages, consumer, commercial and construction loans under $2.0 million) on a group basis under the provisions of SFAS No. 5 “Accounting for Contingencies”. For such loans, the allowance is determined considering the historical charge-off experience of each loan category and delinquency levels as well as charge-off and delinquency trends and economic data, such as interest rate levels, inflation and the strength of the housing market in the areas where the Company operates.

Management’s discussion and analysis of financial condition and results of operations

The Company engages in the restructuring of the debt of borrowers who are delinquent due to economic or legal reasons, if the Company determines that it is in the best interest for both the Company and the borrower to do so. In some cases, due to the nature of the borrower’s financial condition, the restructure or loan modification fits the definition of Troubled Debt Restructuring (“TDR”) as defined by the SFAS 15 “Accounting by Debtors and Creditors of Troubled Debt Restructurings”. Such restructures are identified as TDRs and accounted for based on the provisions SFAS 114.

Estimated recourse obligation

Prior to 2006, the Company normally sold mortgage loans and mortgage-backed securities subject to recourse provisions. Pursuant to these recourse arrangements, the Company agreed to retain or share the credit risk with the purchaser of such mortgage loans for a specified period or up to a certain percentage of the total amount in loans sold. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and includes such obligation with the net proceeds from the sale, resulting in lower gain-on-sale recognition. Doral Financial recognized the fair value of its recourse obligation by estimating the amount that the Company would be required to pay for mortgage insurance from a third party in order to be relieved of its estimated recourse exposure on these loans. During the third quarter of 2008, Doral Financial refined its estimate for determining expected losses from recourse obligations as it began to develop more data regarding historical losses from foreclosure and disposition of mortgage loans adjusted for expectations of changes in portfolio behavior and market environment. This actual data on losses showed a substantially different experience than that used for newer loans for which insurance quotes are published. The Company believes that this method resulted in an adequate valuation of its recourse allowance as of December 31, 2008, but actual future recourse obligations may be different and a different result may have been obtained if the Company had used another method for estimating this liability.

Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities based on current tax laws. To the extent tax laws change, deferred tax assets and liabilities are adjusted, to the extent necessary, in the period that the tax change is enacted. The Company recognizes income tax benefits when the realization of such benefits is probable. A valuation allowance is recognized for any deferred tax asset which, based on management’s evaluation, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against deferred tax assets. In determining the realizability of deferred tax assets the Company considers, among other matters, all sources of taxable income, including the future reversal of existing temporary differences, future taxable income, carryforwards and tax planning strategies. In the determination of the realizability of the deferred tax asset, the Company evaluates both positive and negative evidence regarding the ability of the Company to generate sufficient taxable income. The amount of the valuation allowance has been determined based on our estimates of taxable income over the periods in which the deferred tax assets will be recoverable. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with current operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets.

On January 1, 2007, the Company adopted the provision of FIN 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”. The Company classifies all interest and penalties related to tax uncertainties as income tax expenses.

Management’s discussion and analysis of financial condition and results of operations

Income tax benefit or expense includes (i) deferred tax expense or benefit, which represents the net change in the deferred tax assets or liability balance during the year plus any change in the valuation allowance, if any; and (ii) current tax expense.

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2008

Net loss

Doral Financial incurred a net loss of $318.3 million for the year ended December 31, 2008, compared to a net loss of $170.9 million and $223.9 million for the years ended December 31, 2007 and 2006, respectively. Diluted loss per common share for the year ended December 31, 2008 was $6.53, compared to a diluted loss per common share of $7.45 and $47.66 for the years ended December 31, 2007 and 2006, respectively.

2008 compared to 2007.  Doral Financial incurred a net loss of $318.3 million for the year ended December 31, 2008, compared to net loss of $170.9 million for the year ended December 31, 2007. The results for 2008 are primarily related to the following factors:

➢	An increase in net interest income of $23.2 million, or 15%, in 2008 compared to the same period in 2007, primarily driven by a $77.4 million decline in interest expense partially offset by a reduction in interest income of $54.3 million. The reduction in interest expense was principally driven by (i) a $14.5 million reduction in deposits costs as a result of repositioning of the Company’s deposits products and the general decline in interest rates, and (ii) a $62.9 million reduction in borrowing costs, $44.5 million of which was associated with the decrease in interest expense for repurchase agreements, a $10.0 million decrease in loans payable borrowing expense due to the general decline in interest rates, $22.7 million decrease in notes payable expense as a result of a reduction in 2008 of the average balance of notes payable, and partially offset by an increase of $14.0 million in interest of advances from FHLB. The decline in interest expense resulted in a reduction of 0.71% in average costs of funds, partially offset by an increase of $0.4 billion in average balance of interest-bearing liabilities.

➢	A decrease of $29.4 million in the provision for loan and lease losses mostly driven by a reduction of $50.2 million in delinquencies in the Company’s construction portfolio during 2008 which has attributed to higher losses in recent years, partially offset by the impact of increased delinquencies in the Company’s residential mortgage and commercial loan portfolios. Non-performing loans as of December 31, 2008 increased by $85.4 million, or 13%, compared to December 31, 2007, while they increased by $258.9 million, or 69%, in the corresponding preceding period.

➢	A substantial improvement in non-interest income representing an increase of $154.9 million, compared to the same period in 2007. Non-interest income performance for 2008 was mainly driven by (i) an increase of $10.9 million in gain on mortgage loans sales and fees, principally related to the increase of $140.7 million in loan sales and securitization; (ii) an increase of $57.7 million in income from trading activities principally related to the Company’s U.S. Treasury investments which serve as an economic hedge to the Company’s mark-to-market risk in its mortgage servicing rights and to positive marks related to the Company’s IO investments; (iii) a $92.6 million reduction in losses from investment securities principally related to a significant charge in 2007 associated with the Company’s balance sheet restructuring which was partially offset by a charge of $4.2 million on investment securities associated with the termination of the agreements the Company had with LBI after the filing for bankruptcy of its parent Lehman Brothers Holdings Inc., during the third quarter of 2008 (please refer to Note 15 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information); (iv) a reduction of $28.4 million in servicing income due to the reduction in market value of the Company’s mortgage servicing rights due to the general decline in interest rates; (v) a $6.9 million increase in retail banking fees and commissions due to an increase in customer transactions and a re-pricing of fees

Management’s discussion and analysis of financial condition and results of operations charged; (vi) a $1.7 million increase in insurance agency commissions due to increase volume of policies written for mortgage customers; partially offset by a $1.4 million decrease in other income as 2007 included the gain-on-sale of its New York branches partially offset by a 2008 gain of $5.2 million from the redemption of shares of VISA, Inc., pursuant to their global restructuring agreements.

➢	A significant decrease in non-interest expense of $63.1 million, or 21%, in 2008 compared to the same period in 2007, principally related to the elimination of expenses associated with 2007 recapitalization and reorganization efforts and the cost control measures implemented by the Company during 2008. The elimination of expenses and cost control measures impacted principally expenses associated with compensation and benefits by $48.1 million and professional services by $31.5 million. These reductions were partially offset by a provision for claim receivable of $21.6 million and increases in the Company’s communication expenses of $2.9 million, mainly associated to an increase in fee income of $3.4 million in ATH and VISA debit card activity.

➢	The strengthening of the Company’s net interest income, the substantial improvement of the non-interest income and the cost control measures implemented to reduce non-interest expenses resulted in overall improvement of $270.5 million on a pre-tax basis. The recognition of an income tax expense for 2008 was related to the increase of $301.2 million in the valuation allowance of the deferred tax asset driven by the deterioration of global and local market and liquidity conditions in the latter part of 2008 which caused negative earnings pressure on the Company. During the fourth quarter of 2008, the Company took action which prioritized safety of principal and liquidity over returns causing a drop in its net interest income which contributed to a fourth quarter pre-tax loss.

2007 compared to 2006.  Doral Financial incurred a net loss of $170.9 million for the year ended December 31, 2007, compared to net loss of $223.9 million for the year ended December 31, 2006. Diluted loss per common share for the year ended December 31, 2007 was $7.45, compared to a diluted loss per common share of $47.66 for the year ended December 31, 2006. For 2007 as compared to 2006, the decrease in the diluted loss per share was disproportionate to the decrease in the net loss due to the significant number of shares issued in connection with the Company’s recapitalization.

Doral Financial’s results for 2007 were mainly driven by important decisions made by the Company described as follow:

➢	On July 19, 2007, Doral Financial completed its Recapitalization through, the private sale of 48,412,698 newly issued shares of common stock to Doral Holdings, a newly formed entity in which Irving Place Capital (formerly known as Bear Stearns Merchant Banking) and other investors including funds managed by Marathon Asset Management, Perry Capital, the DE Shaw Group and Tennenbaum Capital invested, for an aggregate purchase price of $610.0 million.

➢	Doral Financial transferred its mortgage servicing and mortgage origination operations to Doral Bank PR, its principal banking subsidiary, and contributed its mortgage servicing and related assets to Doral Bank PR in the form of additional equity.

➢	On July 26, 2007, the Company sold the branch network of Doral Bank NY.

➢	In connection with the transactions mentioned above, Doral Bank PR obtained regulatory approval to pay a $155.0 million cash dividend to the holding company and Doral Bank NY received regulatory approval to effect a capital distribution to the holding company in the amount of $50.0 million, of which $45.0 million was paid on July 30, 2007.

➢	The transactions described above resulted in the significant recapitalization of the holding company and provided the Company with sufficient funds to repay in full its $625.0 million floating rate senior notes that matured on July 20, 2007, to fund in August 2007 the settlement of the restatement-related consolidated class action and derivative shareholder litigation, and to pay related transaction expenses.

Management’s discussion and analysis of financial condition and results of operations

➢	During the third quarter of 2007, after the completion of the recapitalization, in order to reduce interest rate risk, and based on existing market conditions, Doral Financial’s newly constituted Board of Directors reassessed (the “Third Quarter Reassessment”) the Company’s intent of holding available for sale securities until maturity or recovery of losses and approved the sale of approximately $1.9 billion in available for sale investment securities.

➢	During the fourth quarter of 2007, the Board of Directors reassessed (the “Fourth Quarter Reassessment”) the Company’s intent of holding held to maturity securities until maturity and approved the transfer of $1.8 billion in investment securities from the held to maturity portfolio to the available for sale portfolio. The decision was made, based on existing market conditions, to provide the Company with a greater ability to manage interest rate risk. Subsequently, the Company sold $437.5 million of long dated U.S. Treasury securities for a gain.

The results for 2007 reflected decreases in net income related primarily to the following factors:

➢	A decrease in net interest income of $47.1 million, or 23%, in 2007 compared to the same period in 2006, related primarily to a decrease in the average balance of interest-earning assets, primarily related to the sale of $2.4 billion of available for sale securities during the second half of 2007, partially offset by a decrease in the average balance of interest-bearing liabilities primarily related to the termination of the funding associated with the investment securities sold and to the repayment of the $625.0 million in senior notes.

➢	An increase of $38.4 million in the provision for loan and lease losses as a result of increases in reserves related to the allowance for the Company’s construction loan portfolio, as well as increases in the provision to reflect delinquency trends of the residential mortgage, commercial and consumer loan portfolios.

➢	A non-interest loss attributable principally to a significant loss related to a sale of $1.9 billion in available for sale investment securities during the third quarter of 2007 and related transactions at a pre-tax loss of approximately $128.0 million, consisting of a loss of $16.4 million on economic hedging transactions, a net loss on extinguishment of liabilities of $14.8 million and a loss on sale of investment securities of $96.8 million. The sale of Doral Bank NY’s branch network and related assets during the third quarter of 2007 also contributed to a charge of $4.1 million, net of $9.5 million premium paid on deposits sold. Commissions, fees and other income decreased by $5.2 million primarily due to reduced income from a residential housing project in possession of the Company.

➢	A decrease in non-interest expense of $70.8 million, or 19%, in 2007 compared to the same period in 2006, principally related to the decrease in other expenses related to a contingency provision of $95.0 million recorded in 2006 in connection with an agreement to settle the Company’s consolidated securities class action and shareholder derivative litigation related to the restatement of prior-period financial statements. The Company’s expenses for 2007 were principally driven by charges related to its recapitalization and reorganization efforts, including: (i) $33.3 million in compensation and benefit expenses related to the termination of the stock options, payment of an escrow account maintained on behalf of the Company’s Chief Executive Officer pursuant to the terms of his employment agreement, payment of the Key Employee Incentive Plan, and severance payments; (ii) $8.5 million in professional services related to remediation of legacy issues; (iii) $6.1 million in professional services for investment banking and other services; and (iv) $6.6 million in legal expenses. In addition, the Company paid $1.9 million in professional services related to Doral Holdings and incurred advertising and marketing expenses of $2.5 million associated with Doral’s refreshed branding program.

➢	The decrease in interest income and the increase in non-interest loss were offset in part by a tax benefit of $131.9 million for 2007, compared to $48.1 million for the comparable 2006 period. The recognition of an income tax benefit reflected the release of the valuation allowance of the deferred

Management’s discussion and analysis of financial condition and results of operations tax asset, primarily as a result of higher forecasted taxable income due to the recapitalization of the Company and the implementation of certain strategies to generate future taxable income.

NET INTEREST INCOME

Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest incurred on its interest-bearing liabilities. Doral Financial’s net interest income is subject to interest rate risk due to the repricing and maturity mismatch in the Company’s assets and liabilities. Generally, Doral Financial’s assets have a longer maturity and a later repricing date than its liabilities, which results in lower net interest income in periods of rising short-term interest rates and higher net interest income in periods of declining short term interest rates. Refer to “—Risk Management” below for additional information on the Company’s exposure to interest rate risk.

Net interest income for the years 2008, 2007 and 2006, was $177.5 million, $154.3 million, and $201.4 million, respectively.

2008 compared to 2007.  Doral Financial’s net interest income for the year ended December 31, 2008, increased by $23.2 million, or 15%, compared to 2007. The increase in net interest income was principally due to a faster decline in interest expense than interest income during a period of declining interest rates. This is because Company’s interest bearing assets on average have longer re-pricing periods than its interest-bearing liabilities. Another principal factor was the reduction in the Company’s leverage resulting from the repayment of $625.0 million in senior notes in July 2007 which was funded primarily with a $610.0 million capital raise. The Company also reduced its leverage through the sale of investment securities during the latter half of 2007 as part of the Company’s interest rate risk management efforts and the reduction in investments securities in the latter half of 2008 associated with the liquidation of LBI and the exercise of call options by issuers on bonds owned by the Company. Net interest margin increased from 1.60% for the year ended December 31, 2007 to 1.89% for the year ended December 31, 2008.

Average balance of interest-bearing liabilities decreased by $0.4 billion compared to the corresponding 2007 period. The reduction in the average balance of the interest-bearing liabilities was principally impacted by (i) a reduction of $0.8 billion in the average balance of the repurchase agreements mainly related to the reduction of $0.5 billion associated with the termination of repurchase financing arrangements associated with such financing arrangements with LBI as a result of the Securities Investor Protection Corporation (“SIPC”) liquidation proceedings as of September 19, 2008 during the third quarter of 2008; (ii) a reduction of $0.4 billion in the average balance of the notes payable related to the repayment of $625.0 million in senior notes on July 20, 2007; and (iii) partially offset by an increase of $0.6 billion in the average balance of the advances from FHLB used to finance the Asset Purchase Program (as defined below).

The reduction in the average balance of the interest-bearing liabilities was partially offset by a reduction in the average balance of the interest-earning assets. The average balance of the interest-earning assets decreased by $0.2 billion, or 2%, when compared to the corresponding 2007 period. The reduction in the average balance of interest-earning assets was principally impacted by (i) a decrease of $1.1 billion in the average balance of investment securities mainly related (a) to the sale of $1.9 billion of investment securities during the third and fourth quarters of 2007, and (b) to the reduction of $0.5 billion associated with the termination of repurchase financing arrangements and the sale of collateral associated with such financing arrangements with LBI as a result of the SIPC liquidation proceedings as of September 19, 2008 during the third quarter of 2008; (ii) by a decrease of $0.5 billion in money markets investments used to finance the purchase of securities associated with the Company’s plan to increase its earning assets (“Asset Purchase Program”); and (iii) partially offset by an increase of $1.0 billion in the average balance of the mortgage-backed securities mainly related to the purchase of securities associated to the Asset Purchase Program.

Management’s discussion and analysis of financial condition and results of operations

2007 compared to 2006.  Doral Financial’s net interest income for the year ended December 31, 2007, decreased by $47.1 million, or 23%, compared to 2006. The decrease in net interest income was principally due to a reduction in interest-earning assets, partially offset by a decrease in interest-bearing liabilities. Net interest margin increased from 1.41% for the year ended December 31, 2006 to 1.60% for the year ended December 31, 2007.

The reduction in the average balance of the interest-earning assets was principally related to the sale of $2.4 billion in available for sale investment securities during 2007 as a result of the Third and Fourth Quarters Reassessments. This reduction was partially offset by a decrease in the average balance of interest-bearing liabilities related to the termination of the funding associated with the investment securities sold and to the repayment of $625.0 million in senior notes on July 20, 2007. The repayment of the senior notes was funded primarily from the $610.0 million equity investment by Doral Holdings on July 19, 2007. This transaction caused a reduction in Doral Financial’s leverage and resulted in the increase in the net interest margin.

The increase in net interest margin during 2007, compared to 2006, was due primarily to the recapitalization of the Company and the sale of available for sale investment securities. The Recapitalization had the effect of replacing debt for equity therefore increasing the net interest margin. The sale of available for sale investment securities also had the effect of increasing the net interest margin because the net spread between the assets and liabilities funding the assets was dilutive to the net interest margin and therefore the sale contributed positively to increasing the margin.

The decrease in interest-earning assets reflected a decrease in the average balance of loans as a result of the sale, during the second quarter of 2006, of approximately $3.1 billion in mortgage loans as part of the restructuring of prior mortgage loan transfers that were recharacterized as secured borrowings as part of the restatement. This sale also impacted the decrease in the interest-bearing liabilities reflected in the average balance of the loans payable as a result of the repayment of the secured borrowings.

Management’s discussion and analysis of financial condition and results of operations

The following table presents Doral Financial’s average balance sheet for the years indicated, the total dollar amount of interest income from its average interest-earning assets and the related yields, as well as the interest expense on its average interest-bearing liabilities, expressed in both dollars and rates, and the net interest margin and spread. The table does not reflect any effect of income taxes. Average balances are based on average daily balances.

Table A—Average balance sheet and summary of net interest income

	2008			2007			2006
	Average		Average	Average		Average	Average		Average
	balance	Interest	yield/rate	balance	Interest	yield/rage	balance	Interest	yield/rate

	(dollars in thousands)

Assets:
Interest-Earning Assets:
Total loans(1)(2)	$5,566,644	$342,631	6.16%	$5,156,667	$353,202	6.85%	$6,707,339	$458,307	6.83%
Mortgage-backed securities	2,267,259	111,940	4.94%	1,259,398	69,914	5.55%	3,639,618	186,697	5.13%
Interest-only strips	52,049	7,162	13.76%	52,557	5,981	11.38%	51,476	6,522	12.67%
Investment securities	1,006,585	47,602	4.73%	2,141,932	97,598	4.56%	2,824,931	119,415	4.23%
Other interest-earning assets	516,014	15,339	2.97%	1,012,527	52,265	5.16%	1,086,178	50,954	4.69%

Total interest-earning assets/interest income	9,408,551	$524,674	5.58%	9,623,081	$578,960	6.02%	14,309,542	$821,895	5.74%

Total non-interest-earning assets	811,524			873,701			967,495

Total assets	$10,220,075			$10,496,782			$15,277,037

Liabilities and Stockholders’ Equity:
Interest-Bearing Liabilities:
Deposits	$4,003,331	$156,730	3.91%	$3,772,111	$171,232	4.54%	$3,922,793	$155,418	3.96%
Repurchase agreements	1,974,732	80,527	4.08%	2,788,039	124,983	4.48%	5,540,978	240,787	4.35%
Advances from FHLB	1,669,975	69,643	4.17%	1,097,978	55,636	5.07%	1,036,007	46,455	4.48%
Other short-term borrowings	37,652	233	0.62%	—	—	—	—	—	—
Loans payable	380,772	18,865	4.95%	425,375	28,834	6.78%	1,993,303	118,491	5.94%
Notes payable	279,104	21,195	7.59%	634,445	43,934	6.92%	893,805	59,354	6.64%

Total interest-bearing liabilities/interest expense	8,345,566	$347,193	4.16%	8,717,948	$424,619	4.87%	13,386,886	$620,505	4.64%

Total non-interest-bearing liabilities	676,523			698,265			882,823

Total liabilities	9,022,089			9,416,213			14,269,709
Stockholders’ equity	1,197,986			1,080,569			1,007,328

Total liabilities and stockholders’ equity	$10,220,075			$10,496,782			$15,277,037

Net interest-earning assets	$1,062,985			$905,133			$922,656

Net interest income on a non-taxable equivalent basis		$177,481			$154,341			$201,390

Interest rate spread(3)			1.42%			1.15%			1.10%

Interest rate margin(4)			1.89%			1.60%			1.41%

Net interest-earning assets ratio			112.74%			110.38%			106.89%

(1)	Average loan balances include the average balance of non-accruing loans, on which interest income is recognized when collected. Also includes the average balance of GNMA defaulted loans for which the Company has an unconditional buy-back option.

(2)	Interest income on loans includes $1.3 million, $2.5 million and $3.0 million for 2008, 2007 and 2006, respectively, of income from prepayment penalties related to the Company’s loan portfolio.

(3)	Interest rate spread represents the difference between Doral Financial’s weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(4)	Interest rate margin represents net interest income on an annualized basis as a percentage of average interest-earning assets.

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Doral Financial’s interest income and

Management’s discussion and analysis of financial condition and results of operations interest expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by current year volume); and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated in proportion to the absolute dollar amounts of the changes due to rate and volume.

Table B—Net interest income variance analysis

	2008 compared to 2007			2007 compared to 2006
	increase/(decrease) due to:			increase/(decrease) due to:
	Volume	Rate	Total	Volume	Rate	Total

	(in thousands)

Interest Income Variance
Total loans	$27,980	$(38,551)	$(10,571)	$(106,105)	$1,000	$(105,105)
Mortgage-backed securities	55,872	(13,846)	42,026	(122,091)	5,308	(116,783)
Interest-only strips	(58)	1,239	1,181	137	(678)	(541)
Investment securities	(51,709)	1,713	(49,996)	(28,826)	7,009	(21,817)
Other interest-earning assets	(25,624)	(11,302)	(36,926)	(3,459)	4,770	1,311

Total interest
income variance	6,461	(60,747)	(54,286)	(260,344)	17,409	(242,935)

Interest Expense Variance
Deposits	$10,563	$(25,065)	$(14,502)	$(5,983)	$21,797	$15,814
Repurchase agreements	(36,536)	(7,920)	(44,456)	(119,514)	3,710	(115,804)
Advances from FHLB	29,025	(15,018)	14,007	2,764	6,417	9,181
Other short-term borrowings	—	233	233	—	—	—
Loans payable	(3,017)	(6,952)	(9,969)	(93,221)	3,564	(89,657)
Notes payable	(24,607)	1,868	(22,739)	(17,227)	1,807	(15,420)

Total interest expense variance	(24,572)	(52,854)	(77,426)	(233,181)	37,295	(195,886)

Net interest income variance	$31,033	$(7,893)	$23,140	$(27,163)	$(19,886)	$(47,049)

INTEREST INCOME

Total interest income for the years 2008, 2007 and 2006, was $524.7 million, $579.0 million and $821.9 million, respectively.

2008 compared to 2007.  Interest income decreased by approximately $54.3 million, or 9%, for the year ended December 31, 2008 compared to the corresponding 2007 period. The decrease in interest income during 2008 was mainly related to the decrease of the average balance of investment securities by $1.1 billion and other interest-earning assets by $0.5 billion, partially offset by the increase of $1.0 billion of the average balance of the mortgage-backed securities.

Interest income on loans decreased by approximately $10.6 million, or 3%, for the year ended December 31, 2008, compared to 2007. The average rate earned on the Company’s loans decreased by 69 basis points for the year ended December 31, 2008, compared to 2007, and the average balance of loans increased by $0.4 billion or 8%, compared to 2007. The decrease in the interest income on loans was mainly related to the increase in delinquencies in the Company’s loan portfolio during 2008.

Management’s discussion and analysis of financial condition and results of operations

Interest income on mortgage-backed securities for the year ended December 31, 2008 increased by approximately $42.0 million, or 60%, compared to 2007. The results for 2008 reflects an increase in the average balance of mortgage-backed securities, which increased by 1.0 billion, or 80%, from 2007 to 2008, offset in part by a decrease in the average rate earned on mortgage-backed securities of 61 basis points. The increase in the average balance of mortgage-backed securities was driven by the purchase of securities during 2008, which amounted to $2.6 billion, through the Company’s Assets Purchase Program.

Interest income on IOs for the year ended December 31, 2008 increased by $1.2 million, or 20%, compared to 2007. The increase in interest income on IOs was principally attributable to the decline in interest rates during 2008 as compared to 2007. The impact of the increase in the average balance of outstanding IOs and the increase in the interest income of the IOs contributed to an increase of 238 basis points in the average yield of the IOs. The actual cash flow received on Doral Financial’s portfolio of IOs, particularly its floating rate IOs, increased to $12.6 million for 2008, compared to $12.5 million for 2007. See “Critical Accounting Policies—Retained interest valuation” for additional information regarding the cash flows of the IO portfolio.

Interest income on investment securities for the year ended December 31, 2008 decreased by approximately $50.0 million, or 51%, compared to 2007. The results for 2008 reflect a reduction in the average balance of investment securities, which decreased by $1.1 billion, or 53%, from 2007 to 2008, mainly related to the sale of $1.9 billion of available for sale investment securities during the second half of 2007 and to the reduction of $0.5 billion associated with the termination of repurchase financing arrangements and the sale of collateral associated with such financing arrangements with LBI as a result of the SIPC liquidation proceedings as of September 19, 2008 during the third quarter of 2008.

Interest income on other interest-earning assets for the year ended December 31, 2008 decreased by approximately $36.9 million, or 71%, compared to 2007. Other interest-earning assets consist primarily of fixed income money market investments whose original maturity is less than three months, including overnight deposits, term deposits and reverse repurchase agreements. A decrease of 219 basis points for the year ended December 31, 2008 in the average yield on other interest-earning assets was due to decline in interest rates, compared to 2007. During 2008 the average balance of other interest-earning assets decreased by $0.5 billion, or 49%, compared to 2007. The decrease was primarily related to the use of money market instruments for the purchase of assets and for liquidity purposes.

2007 compared to 2006.  Interest income decreased by approximately $242.9 million, or 30%, for the year ended December 31, 2007 compared to 2006. The decrease in interest income during 2007 was primarily related to the decrease in Doral Financial’s total average balance of interest-earning assets, which decreased from $14.3 billion for the year ended December 31, 2006 to $9.6 billion for 2007.

Interest income on loans decreased by approximately $105.1 million, or 23%, for the year ended December 31, 2007, compared to 2006. The average rate earned on the Company’s loans increased by two basis points for the year ended December 31, 2007, compared to 2006, and the average balance of loans decreased by $1.6 billion or 23%, compared to 2006. The decrease in the average balance of loans was the result of the sale, during the second quarter of 2006, of approximately $3.1 billion in mortgage loans as part of the restructuring of prior mortgage loan transfers that were recharacterized as secured borrowings as part of the restatement.

Interest income on mortgage-backed securities and investment securities for the year ended December 31, 2007 decreased by approximately $116.8 million and $21.8 million, or 63% and 18%, respectively, compared to 2006. The results for 2007 reflected a decrease in the average balance of mortgage-backed securities and average investment securities, which decreased by 65% and 24%, respectively, from 2006 to 2007, offset in part by an increase in the average rate earned on mortgage-backed securities of 42 basis points and in the average rate of the investment securities of 33 basis

Management’s discussion and analysis of financial condition and results of operations points. The decrease in the average balance of mortgage-backed and investment securities reflected the strategy adopted by the Company’s current management to gradually de-emphasize investments from the Company’s balance sheet and retain more loans in its balance sheet, together with the efforts to reduce the gap between the repricing of its assets and liabilities. As part of this strategy, the Company sold $2.4 billion from its available for sale investment securities portfolio during the second half of 2007.

Interest income on IOs for the year ended December 31, 2007 decreased by $0.5 million, or 8%, compared to 2006. The decrease in interest income on IOs was principally attributable to higher average short-term interest rates as compared to 2006. The impact of the increase in the average balance of outstanding IOs was offset in part by a decrease of 129 basis points in the average yield of the IOs, which equals the average discount rate used in the internal valuation model. The actual cash flow received on Doral Financial’s portfolio of IOs, particularly its floating rate IOs, decreased to $12.5 million for 2007, compared to $23.0 million for 2006. See “Critical Accounting Policies—Retained interest valuation” for additional information regarding the cash flows of the IO portfolio.

Interest income on other interest-earning assets for the year ended December 31, 2007 decreased by approximately $1.3 million, or 3%, compared to 2006. Other interest-earning assets consist primarily of fixed income money market investments whose original maturity is less than three months, including overnight deposits, term deposits and reverse repurchase agreements. An increase of 47 basis points for the year ended December 31, 2007 in the average yield on other interest-earning assets was due to higher short-term interest rates, compared to 2006. The average balance of other interest-earning assets during 2007 decreased by $73.7 million, or 7%, compared to 2006 relating primarily to the decrease in the use of money market instruments for liquidity purposes.

INTEREST EXPENSE

Total interest expense for the years 2008, 2007 and 2006, was $347.2 million, $424.6 million and $620.5 million, respectively. The decrease in interest expense experienced during 2008 was principally due to a general decline in interest rates.

2008 compared to 2007.  Total interest expense for the year ended December 31, 2008 decreased by $77.4 million, or 18%, compared to 2007. The decrease in interest expense for 2008 was primarily due to the reposition of liabilities and the general decline in interest rates. A reduction in the average balance of interest-bearing liabilities was primarily related to the decrease in the average balance of repurchase agreements and notes payable, offset by the increase in the average balance of advances from FHLB. The average balance of interest-bearing liabilities during 2008 decreased by $0.4 billion, or 4%, compared to 2007, and the average cost of borrowings decreased during 2008 by 71 basis points, compared to 2007.

Interest expense on deposits for the year ended December 31, 2008 decreased by $14.5 million, or 8%, compared to 2007. The decrease in interest expense on deposits resulted from the repositioning of the Company’s deposits products and the general decline in interest rates. The increase in the average balance of deposits during 2008 by $231.2 million, or 6%, compared to 2007, combined with the decrease in the interest expense on deposits resulted in a decrease in the average interest cost on deposits during 2008 by 63 basis points, compared to the corresponding 2007 period.

Interest expense related to securities sold under agreements to repurchase for the year ended December 31, 2008 decreased by $44.5 million, or 36%, compared to 2007. The decrease in interest expense on securities sold under agreements to repurchase during 2008 was principally related to the decrease of $0.8 billion, or 29%, in average balance of securities sold under agreements to repurchase primarily driven by the reduction of $0.5 billion associated with the termination of repurchase financing arrangements and the sale of collateral associated with such financing arrangements with LBI as a result of the SIPC liquidation proceedings during the third quarter of 2008. Also, the decrease in the average

Management’s discussion and analysis of financial condition and results of operations balance of securities sold under agreements to repurchase resulted from the cancellation of borrowings used to finance mortgage-backed securities and other investment securities as a result of the sale of $2.4 billion of available for sale securities during the second half of 2007. The decline in interest expense related to the securities sold under agreements to repurchase along with the decrease in their average balance resulted in a decrease in the average interest cost during 2008 by 40 basis points, compared to 2007 period.

Interest expense on advances from FHLB for the year ended December 31, 2008 increased by approximately $14.0 million, or 25%, compared to 2007. The increase in the interest expense on advances from FHLB was directly related to the increase of $0.6 billion, or 52%, in the average balance on advances from FHLB. The increase of the average balance of advances from FHLB resulted from its use to finance the purchase of securities. The general decline in interest rates allowed the Company to obtain financing for the increase in interest earning-assets at lower average interest cost. While, the interest expense on advances from FHLB and the average balance on advances from FHLB increased during 2008, the average interest cost during 2008 decreased by 90 basis points, when compared to the corresponding 2007 period.

Interest expense related to loans payable for the year ended December 31, 2008 decreased by approximately $10.0 million, or 35%, compared to 2007. The decrease in the interest expense related to loans payable was directly related to the decrease of $44.6 million, or 10%, in the average balance of loans payable during 2008. The reduction in the average balance of loans payable resulted from the regular repayment of borrowings. The average interest cost on loans payable during 2008 decreased by 183 basis points compared to the corresponding 2007 as a result of the general decline in interest rates.

Interest expense on notes payable for the year ended December 31, 2008 decreased by $22.7 million, or 52%, compared to 2007. The reduction in interest expense was directly related to the reduction in the average balance of notes payable during 2008 by $0.4 billion, compared to 2007. This decrease was principally related to the repayment of $625.0 million in senior notes on July 20, 2007, funded primarily from the $610.0 million equity investment by Doral Holdings on July 19, 2007, and which represented a reduction of $21.7 million in interest expense during 2008. The average interest cost on notes payable during 2008 increased by 67 basis points compared to 2007, which reflects the fixed rates nature of most of the Company’s notes payable.

Interest expense on other short-term borrowings amounted to $0.2 million for the year ended December 31, 2008. The average balance of other short term borrowings during 2008 was $37.7 million, which represents the balance of a line of credit with the Federal Home Loan Bank and an auction term funds to depository institutions granted by the Federal Reserve under the Term Auction Facility (“TAF”).

2007 compared to 2006.  Total interest expense for the year ended December 31, 2007 decreased by $195.9 million, or 32%, compared to 2006. The decrease in interest expense for 2007 was primarily due to a decrease in the average balance of interest-bearing liabilities. The decrease in the average balance of interest-bearing liabilities was due to the cancellation of borrowings related to the $2.4 billion asset sale and the repayment of the $625.0 million in senior notes. The average balance of interest-bearing liabilities during 2007 decreased by $4.7 billion, or 35%, compared to 2006, and the average cost of borrowings increased during 2007 by 23 basis points, compared to 2006.

Interest expense on deposits for the year ended December 31, 2007 increased by $15.8 million, or 10%, compared to 2006. The increase in interest expense on deposits reflects an increase in the average cost of deposits held at Doral Financial’s banking subsidiaries. The average balance of deposits during 2007 decreased by $150.7 million, or 4%, compared to 2006. The decrease in the average balance of deposits was primarily related to the sale of deposits of $377.5 million in connection with the sale of Doral Bank NY’s branch network and related assets during the third quarter of 2007. The average interest cost on deposits during 2007 increased by 58 basis points, compared to 2006.

Management’s discussion and analysis of financial condition and results of operations

Interest expense related to securities sold under agreements to repurchase for the year ended December 31, 2007 decreased by $115.8 million, or 48%, compared to 2006. The decrease in interest expense on securities sold under agreements to repurchase during 2007 reflects decreased borrowings to finance mortgage-backed securities and other investment securities, as compared to 2006. The average balance of borrowings under repurchase agreements for 2007 decreased by $2.8 billion, or 50%, compared to 2006, the cancellation of borrowings used to finance mortgage-backed securities and other investment securities as a result of the sale of $2.4 billion of available for sale securities during the second half of 2007. The average cost of securities sold under agreements to repurchase increased by 13 basis points from 2006 to 2007.

Interest expense on advances from FHLB for the year ended December 31, 2007 increased by approximately $9.2 million, or 20%, compared to 2006. The average balance of advances from FHLB during 2007 increased by $62.0 million, or 6%, compared to 2006. The average interest cost on advances from FHLB increased by 59 basis points from 2006 to 2007.

Interest expense related to loans payable for the year ended December 31, 2007 decreased by approximately $89.7 million, or 76%, compared to 2006. This decrease was due to a decrease in the average balance of loans payable, partially offset by higher average cost of loans payable. The average balance of loans payable during 2007 decreased by $1.6 billion, or 79%, compared to 2006. This reduction was related to the restructuring of prior loan transfer transactions that had been characterized as secured borrowings with local financial institutions during 2006. The average interest cost on loans payable during 2007 increased by 84 basis points compared to 2006.

Interest expense on notes payable for the year ended December 31, 2007 decreased by $15.4 million, or 26%, compared to 2006. The average balance of notes payable during 2007 decreased by $259.4 million, or 29%, compared to 2006. This decrease was principally related to the repayment of $625.0 million in senior notes on July 20, 2007 which was funded primarily from the $610.0 million equity investment by Doral Holdings on July 19, 2007. The average interest cost on notes payable during 2007 increased by 28 basis points compared to 2006, which reflects the re-pricing nature of most of the Company’s notes payable, which are floating rate notes indexed to the 3-month LIBOR.

PROVISION FOR LOAN AND LEASE LOSSES

The provision for loan and lease losses is charged to earnings to bring the total allowance for loan and lease losses to a level considered appropriate by management based on Doral Financial’s historical loss experience, current delinquency rates, known and inherent risks in the loan portfolio, an assessment of individual troubled loans, the estimated value of the underlying collateral or discounted expected cash flows, and an assessment of current economic conditions and emerging risks. While management believes that the current allowance for loan and lease losses is adequate, future additions to the allowance could be necessary if economic conditions change or if credit losses increase substantially from those forecasted by Doral Financial in determining the allowance. Unanticipated increases in the allowance for loan and lease losses could result in reductions in Doral Financial’s net income.

2008 compared to 2007.  Doral Financial’s provision for loan and lease losses for the year ended December 31, 2008 decreased by $29.4 million, or 38%, compared to 2007. The provision for loan and lease losses for the year ended December 31, 2007, included the transfer of $1.4 billion of loans from the held for sale portfolio to the loans receivable portfolio, which resulted in an increase in the provision of $9.0 million. No such transfer was executed in 2008. The decrease in the provision for loan and lease losses was also affected by the fact that delinquency during 2008, was steadier than the delinquency performance indicators of the corresponding 2007 period. Non-performing loans as of December 31, 2008 increased by $85.4 million compared to December 31, 2007, while they increased by $258.9 million in the corresponding 2007 period. As of December 31, 2008, the allowance for loan and lease losses was 2.51% of total loans receivable compared to 2.47% as of December 31, 2007.

Management’s discussion and analysis of financial condition and results of operations

Refer to the discussions under “Non-performing assets and allowance for loan and lease losses” and “Credit risk” for further analysis of the allowance for loan and lease losses and non-performing assets and related ratios.

The 2008 period reflected a higher increase in delinquencies in the residential portfolio, which was partially offset by a better performance of the construction loan portfolio which has contributed to higher losses in recent years. During 2008, the Company increased the allowance for loan losses for its residential mortgage loans portfolio from $21.1 million to $33.0 million, or 57%. Doral Financial recognized total provisions for loan and lease losses of $48.9 million and $78.2 million for the years ended December 31, 2008 and 2007, respectively.

2007 compared to 2006.  Doral Financial’s provision for loan and lease losses for the year ended December 31, 2007 increased by $38.4 million, or 96%, compared to 2006. The increase in the provision for loan and lease losses reflected principally an increase in reserves related to the allowance for the Company’s construction, residential mortgages, commercial real estate and consumer loans portfolios, as well as a deterioration in the delinquency trends of the overall loan portfolio, particularly in the construction and residential mortgages portfolios. The Company believed that this deterioration reflected the overall decline in the Puerto Rico real estate market resulting in worsening macroeconomic conditions in Puerto Rico. This decline had a major impact on the provision for the quarter ended December 31, 2007 as collateral values of some of the loans within the construction portfolio fell sharply resulting in the need for additional reserves. As of December 31, 2007, the allowance for loan and lease losses was 2.47% of total loans receivable compared to 1.94% as of December 31, 2006.

During 2007, the Company increased the allowance for loan losses for its construction loans portfolio from $37.6 million, or 4.60%, of the total portfolio as of December 31, 2006 to $56.8 million, or 9.65%, as of December 31, 2007. Doral Financial recognized total provisions for loan and lease losses of $78.2 million and $39.8 million for the years ended December 31, 2007 and 2006, respectively.

NON-INTEREST INCOME (LOSS)

Non-interest income (loss) consists of net gain (loss) on mortgage loan sales and fees, trading activities, net loss on investment securities, net loss on extinguishment of liabilities, net servicing (loss) income and commissions, fees, and other income.

	For the year ended December 31,
	2008	2007	2006

	(in thousands)

Non-interest income (loss):
Net gain (loss) on mortgage loan sales and fees	$13,112	$2,223	$(34,456)
Net gain (loss) on securities held for trading, including gains and losses on the fair value of IOs	29,981	(27,725)	(37,228)
Net loss on investment securities	(4,899)	(97,480)	(27,668)
Net loss on extinguishment of liabilities	—	(14,806)	(4,157)
Servicing (loss) income (net of mark-to-market adjustment for 2007, and net of amortization and impairment/recovery for 2006)	(7,700)	20,687	6,904
Commissions, fees and other income	49,035	32,183	37,378
Net premium on deposits sold	—	9,521	—

Total non-interest income (loss)	$79,529	$(75,397)	$(59,227)

Net Gain (Loss) on Mortgage Loan Sales and Fees.  Set forth below is certain information regarding the Company’s loan sale and securitization activities and resulting MSR capitalization for the years ended December 31, 2008, 2007, and 2006.

Management’s discussion and analysis of financial condition and results of operations

	For the year ended December 31,
	2008	2007	2006

	(in thousands)

Loan sales:
Loans sales and securitizations	$374,248	$233,527	$876,368
Loans sales as cash windows	54,544	62,564	177,136
Loans sales relating to restructuring of prior mortgage loan transfer	—	—	3,137,860

Total loan sales	$428,792	$296,091	$4,191,364

Net gain (loss) on mortgage loan sales and fees	$13,112	$2,223	$(34,456)
MSRs capitalized	$7,387	$5,305	$55,394

2008 compared to 2007.  Net gain from mortgage loan sales and fees increased by $10.9 million from a net gain of $2.2 million during the year ended December 31, 2007 to a net gain of $13.1 million for 2008. Gains from mortgage loan sales and fees during 2008 were significantly impacted by an increase in the volume of loan sales and securitizations which resulted on the recognition of higher mortgage loan fees. Net mortgage loan fees and total loan sales amounted to $6.2 million and $428.8 million, respectively, for the year ended December 31, 2008, compared to a net mortgage loan cost of $1.2 million and total loan sales amounted to $296.1 million for the corresponding 2007 period due to a change in the composition of the loans sold and the improvement of the market conditions.

Net gain on mortgage loan sales and fees for the year ended December 31, 2008 was also driven by a higher capitalization of MSRs when compared to the corresponding 2007 period. MSRs capitalization amounted to $7.4 million for the year ended December 31, 2008 compared to $5.3 million for 2007 period. The MSRs capitalization results were directly related to the increase of $132.7 million, or 45%, in the loan sales with servicing retained during 2008. For additional information please refer to “—Critical Accounting Policies—Gain or loss on mortgage loan sales.”

2007 compared to 2006.  Net gain from mortgage loan sales and fees increased by 106% from a net loss of $34.5 million during the year ended December 31, 2006 to a net gain of $2.2 million for 2007. Gains from mortgage loan sales and fees during 2007 were adversely impacted by a lower-of-cost-or-market adjustment of $2.1 million at Doral Bank NY related to the sale of loans in connection with the sale of Doral Bank NY’s branch network during the third quarter of 2007. The net loss on mortgage loan sales and fees for the comparable 2006 period was principally due to the amount charged against earnings related to the loans transferred from the held for sale portfolio to the loans receivable portfolio. During 2006, the Company reassessed its plan to sell certain of its mortgage loan portfolio classified as held for sale, specifically loans with a low FICO score or with documentation and compliance issues, and transferred $961.5 million from its portfolio of loans held for sale to its loans receivable portfolio. This transfer resulted in a $27.2 million charge against earnings for the year ended December 31, 2006, compared to $2.1 million charge against earnings for 2007.

Net gain on mortgage loan sales and fees was also adversely impacted by the reduced activity of total loan sales (excluding sales related to the restructuring of prior mortgage loan transfers) during 2007. The reduction in the volume of sales and securitizations was tied to the reduction of the Company’s loan production during the year. See “—Critical Accounting Policies—Gain or loss on mortgage loan sales.”

Trading Activities.  Trading activities include gains and losses, whether realized or unrealized, in the market value of Doral Financial’s securities held for trading, including IOs, as well as forward contracts, interest rate caps and other derivative instruments used for interest rate risk management purposes. Set forth below is a summary of the components of gains and losses from trading activities for the years ended December 31, 2008, 2007, and 2006.

Management’s discussion and analysis of financial condition and results of operations

Table C—Components of trading activities

	Year ended December 31,
	2008	2007	2006

	(in thousands)

Net realized gains (losses) on sales of securities held for trading	$1,126	$(25,935)	$(8,554)
Net gains (losses) on securities held for trading economically hedging MSRs	27,551	(818)	—
Gain (loss) on the IO valuation	5,649	8,554	(41,967)
Net unrealized losses on trading securities, excluding IOs	(402)	(7,739)	(2,662)
Net realized and unrealized (losses) gains on derivative instruments	(3,943)	(1,787)	15,955

Total	$29,981	$(27,725)	$(37,228)

2008 compared to 2007.  Net gain on securities held for trading for the year ended December 31, 2008 increased by $57.7 million, compared to 2007. The gain on trading activities during 2008 was primarily related to a gain of $27.6 million in U.S. Treasury security positions, representing economic hedges against the valuation adjustment of the Company’s capitalized mortgage servicing rights, as a result of a decrease in interest rates during 2008, compared to a loss of $0.8 million for the corresponding 2007 period.

The Company had net realized gains on sales of securities amounted to $1.1 million for the year ended December 31, 2008, compared to a net realized loss of $25.9 million on sales of securities held for trading during 2007. The loss on sale of securities held for trading during 2007 reflected a realized loss of $19.3 million resulting from the termination of economic hedging transactions associated with the sale of $1.9 billion of available for sale securities during the third quarter of 2007 and a loss of $2.7 million principally related to the sale of securities transferred from the held to maturity portfolio to trading portfolio in connection with the sale of certain assets of Doral Bank NY.

The net gain on trading activities was also related to a gain of $5.6 million in the IO valuation for the year ended December 31, 2008, compared to a gain of $8.6 million for the corresponding 2007 period. The gain in the value of the IOs during 2008 and 2007 was primarily related to a decline in interest rates in the corresponding years. The floating IO’s value is inversely related to the level of short-term rates, thus the value will increase when short-term rates fall. The discount rate on the IOs based on the Company’s internal valuation model was 13.0% at December 31, 2008 compared to 12.1% at December 31, 2007.

Net losses on derivative instruments for the period ended December 31, 2008 amounted to $3.9 million compared to $1.8 million for the comparable period of 2007. The loss on derivative instruments was primarily related to the drop in interest rates experienced since the fourth quarter of 2007 throughout 2008 specially related to the interest rate caps. For an overview of the Company’s new risk management practices, as well as current exposure to changes in interest rates, see “—Risk Management”.

2007 compared to 2006.  Net losses on securities held for trading for the year ended December 31, 2007 decreased by $9.5 million, compared to 2006. The net loss on trading activities was primarily related to a loss of $19.3 million resulting from the termination of economic hedging transactions associated with the sale of $1.9 billion of available for sale securities during the third quarter of 2007.

The Company had net realized losses on sales of securities held for trading for the year ended December 31, 2007 of $25.9 million, compared to losses of $8.6 million during 2006. The loss on sale of securities held for trading during 2007 reflected a realized loss of $19.3 million resulting from the termination of economic hedging transactions associated with the sale of $1.9 billion of available for sale securities during the third quarter of 2007 and a loss of $2.7 million principally related to the sale of securities transferred from the held to maturity portfolio to trading portfolio in connection with the

Management’s discussion and analysis of financial condition and results of operations sale of certain assets of Doral Bank NY. The net realized loss on sale of securities held for trading during 2006 was primarily associated with the increase of the price of the underlying securities in certain forward FNMA contracts that affected the sale at the time of the settlement.

The net loss on trading activities was partially offset by a gain of $8.6 million in the IO valuation. The gain in the value of the IOs for 2007 was primarily related to a decline in interest rates during 2007. The floating IO’s value is inversely related to the level of short-term rates, thus the value will increase when short-term rates fall. This change in rates resulted in a gain of $8.6 million compared to a loss of $42.0 million during 2006. The discount rate on the IOs based on the Company’s internal valuation model was 12.11% at December 31, 2007 compared to 12.22% at December 31, 2006.

Net loss on derivative instruments for the period ended December 31, 2007 amounted to $1.8 million compared to a gain of $16.0 million for the comparable period of 2006. The loss on derivative instruments was primarily related to fewer positions in derivatives and the drop in rates experienced in the fourth quarter of 2007. For an overview of the Company’s new risk management practices, as well as current exposure to changes in interest rates, see “—Risk Management”.

Net Loss on Investment Securities.  Net loss on investment securities represents the impact on Doral Financial’s income of transactions involving the sale of securities classified as available for sale, as well as unrealized losses for other-than-temporary-impairments.

2008 compared to 2007.  For the year ended December 31, 2008, the Company experienced a net loss on investment securities of $4.9 million, compared to a net loss of $97.5 million for 2007. The net loss experienced during 2008 was primarily related to the realization of a $4.2 million loss arising from the sale of securities held by LBI under the repurchase agreements that the Company had with LBI, which was placed in liquidation by the SIPC. There was also an unrealized loss of $0.9 million related to other-than-temporary-impairments of the P.R. private label CMOs. The net loss on investment securities for 2007 was related to the sale of $1.9 billion in available for sale securities during the third quarter of 2007.

2007 compared to 2006.  For the year ended December 31, 2007, the Company experienced a net loss on sale of investment securities of $97.5 million, compared to a net loss of $27.7 million for 2006. The net loss experienced during 2007 was primarily related to the sale of $1.9 billion of available for sale investment securities. As a result of the Third Quarter Reassessment, based on existing market conditions, in order to reduce interest rate risk, the Company sold $1.9 billion, and realized a total loss of $96.7 million. During 2006, the net loss was principally driven by the Company’s decision to sell $1.7 billion from its available for sale portfolio (of which $231.0 million settled during the first quarter of 2007) at a loss of $22.7 million, during the fourth quarter of 2006. The Company’s decision was designed as a measure to decrease interest rate risk, increase liquidity and strengthen its capital ratios.

Net loss on investment securities also includes a gain of $45,000 on securities called during 2007.

Net Loss on Extinguishment.  Net loss on extinguishment represents the cancellation fees on the early extinguishment of certain securities sold under agreements to repurchase and a net gain on the mortgage servicing rights recognized on the restructuring of a loan sale transaction with a local financial institution in 2006. The transaction, which was previously reported as a secured borrowing, was restructured and recognized as a sale in accordance with SFAS 140.

For the year ended December 31, 2008, no gain or loss on extinguishment of liabilities was recognized.

2007 compared to 2006.  For the year ended December 31, 2007, net loss on extinguishment amounted to $14.8 million compared to a loss of $4.2 million at December 31, 2006. The loss recognized during 2007 was driven by the Company’s reassessment, based on existing market conditions, which resulted in the sale of $1.9 billion on available for sale securities and the cancellation of the related borrowings used to finance these securities. During 2006, the Company sold $1.7 billion

Management’s discussion and analysis of financial condition and results of operations from its available for sale securities resulting in a net loss of $4.2 million that was the result of a loss of $6.9 million related to early extinguishment on certain securities sold under agreements to repurchase and a $2.7 million gain on the restructuring of a loan sale transaction with a local financial institution.

Net Servicing (Loss) Income.  Servicing income represents revenues earned for administering mortgage loans for others, adjusted for changes in the value of the capitalized mortgage servicing rights, under the requirements of SFAS 156. The main component of Doral Financial’s servicing income is loan servicing fees, which depend on the type of mortgage loan being serviced. The servicing fees on residential mortgage loans generally range from 0.25% to 0.50% of the outstanding principal balance of the serviced loan. As of December 31, 2008, the weighted-average gross servicing fee rate for the entire portfolio was 0.39%. Other components of net servicing income include late charges, prepayment penalties, interest loss, and changes in fair value (since the adoption of SFAS No. 156) or amortization and impairment of servicing assets (prior to 2007).

Set forth below is a summary of the components of net servicing (loss) income using the fair value method for the year ended December 31, 2008 and 2007.

Table D—Components of net servicing (loss) income

	Year ended December 31,
	2008	2007

	(in thousands)

Servicing fees (net of guarantee fees)	$31,572	$35,378
Late charges	9,058	9,057
Prepayment penalties	417	635
Interest loss	(6,733)	(3,969)
Other servicing fees	628	386

Servicing income, gross	34,942	41,487
Changes in fair value of mortgage servicing rights	(42,642)	(20,800)

Total net servicing (loss) income	$(7,700)	$20,687

Set forth below is a summary of the components of net servicing income for the year ended December 31, 2006.

Table E—Components of net servicing income

Year ended
December 31, 2006

(in thousands)

Servicing fees (net of guarantee fees)	$36,557
Late charges	9,470
Prepayment penalties	1,024
Interest loss	(4,601)
Other servicing fees	251

Servicing income, gross	42,701
Amortization of servicing assets	(31,211)
Net impairment of servicing assets	(4,586)

Servicing income, net	$6,904

Effective January 1, 2007, under SFAS No. 156 “Accounting for Servicing of Financial Assets”, Doral Financial elected to apply fair value accounting to its mortgage servicing rights (“MSR”). The

Management’s discussion and analysis of financial condition and results of operations

Company, upon valuation of the MSR’s at fair value in accordance with SFAS No. 156, recorded a cumulative effect adjustment to retained earnings (net of tax) of $926,000 as of January 1, 2007 for the difference between fair value and the carrying amount to bring the MSR balance as of December 31, 2006 to fair value.

Upon the adoption of SFAS No. 156, the Company recorded a cumulative effect adjustment to retained earnings (net of tax) as of January 1, 2007 for the difference between the fair value and the carrying amount to bring the December 31, 2006 MSR balance to the fair value. The table below reconciles the balance of MSRs as of December 31, 2006 and January 1, 2007.

(in thousands)

Balance at December 31, 2006	$176,367
Adjustment upon adoption of SFAS No. 156	1,517

Balance at January 1, 2007	$177,884

The change in servicing assets measured using the fair value method for the years ended December 31, 2008 and 2007 are described in Table F below. For a discussion of the assumptions used to value MSRs refer to “Critical Accounting Policies—Retained interest valuation.”

The following table shows the changes in Doral Financial’s MSRs for the years ended December 31, 2008, 2007 and 2006:

Table F—Change in mortgage-servicing assets

	Year ended December 31,
	2008	2007	2006

	(in thousands)

Balance at beginning of year	$150,238	$177,884	$156,812
Capitalization of servicing assets	7,387	5,305	50,028
Sales of servicing assets(1)	—	(9,581)	—
MSRs reversal on loans purchased(2)	(587)	(2,570)	—
Net servicing assets recognized as part of the restructured mortgage loan sale transactions	—	—	11,351
Rights purchased	—	—	209
Amortization	—	—	(31,211)
Application of valuation allowance to write-down permanently impaired servicing assets	—	—	(410)

Balance before valuation allowance at end of year	157,038	171,038	186,779
Change in fair value (2008 and 2007), valuation allowance for temporary impairment (2006)	(42,642)	(20,800)	(10,412)

Balance at end of year(3)	$114,396	$150,238	$176,367

(1)	Amount represents MSR sales related to $693.9 million in principal balance of mortgage loans.

(2)	Amount represents the adjustment of MSR fair value related to repurchase of $26.7 million and $276.8 million in principal balance of mortgage loans serviced for others as of December 31, 2008 and 2007, respectively.

(3)	Outstanding balance of loans serviced for third parties amounted to $9.5 billion, $10.1 billion and $12.0 billion as of December 31, 2008, 2007 and 2006, respectively.

2008 compared to 2007.  For the year ended December 31, 2008, total net servicing loss, including the adjustment for changes in fair value, as a result of the Company’s adoption of SFAS 156 in January 2007, amounted to $7.7 million, compared to a net servicing income of $20.7 million for 2007. The net servicing loss resulted for 2008 was principally driven by the change in fair value of MSRs. The change

Management’s discussion and analysis of financial condition and results of operations in fair value of MSR amounted to $42.6 million for the year ended December 31, 2008, compared to $20.8 million loss for the corresponding 2007 period. The decrease in fair value during 2008 was mainly related to a decrease in interest rates which primarily impacted the earnings rate on escrow balances, which accounted for $27.3 million of the loss in the fair value. The remaining $15.3 million was due to a realized principal amortizations and higher forecasted prepayments. Changes in the fair value of MSRs may result from changes in the valuation model inputs or assumptions (principally reflecting changes in discount rates and prepayments speed assumptions) or other changes due to the collection or realization of expected cash flows.

Loan servicing fees, net of guarantee fees, decreased by $3.8 million, or 11%, for the year ended December 31, 2008, compared to 2007, principally due to a decrease in the average servicing portfolio for third parties. Doral Financial’s servicing portfolio for third parties amounted to $9.5 billion and $10.1 billion as of December 31, 2008 and 2007, respectively. The changes in the Company’s servicing portfolio were mainly related to the repurchase of loans serviced for others.

For the year ended December 31, 2008, interest loss increased by $2.8 million, or 70%, compared to the corresponding 2007 period. The increase in interest loss is directly related to the increase in the repurchase of loans, specially related to the repurchase of delinquent loans.

2007 compared to 2006.  For the year ended December 31, 2007, net servicing income amounted to $20.7 million, compared to $6.9 million for 2006. The increase in net servicing income for 2007 was principally the result of the adoption of the fair value method of valuation for the Company’s MSR in accordance with SFAS No. 156. For the year ended December 31, 2007, the Company recognized as part of net servicing income a change in fair value of $20.8 million, compared to a net amount of $35.8 million recognized for the corresponding 2006 period as amortization and impairment of servicing asset.

Loan servicing fees, net of guarantee fees, decreased by $1.2 million, or 3%, for the year ended December 31, 2007, compared to 2006, principally due to a decrease in the average servicing portfolio (excluding the Company’s owned portfolio). Doral Financial’s mortgage-servicing portfolio, including its own loan portfolio of $3.7 billion at December 31, 2007 and $3.3 billion at December 31, 2006, was approximately $13.8 billion at December 31, 2007, compared to $15.3 billion at December 31, 2006. The decrease in the Company’s servicing portfolio was principally related to the decrease in loan production during 2007 and to the sale of $682.1 million of loans subserviced by the Company during the second quarter of 2007.

Capitalization of MSR.  The value of the servicing asset retained in the sale of a mortgage loan reduces the basis of the mortgage loan and thereby results in increased “Net Gain on Mortgage Loan Sales and Fees” at the time of sale. See “—Critical Accounting Policies—Gain or loss on mortgage loan sales”. For the year ended December 31, 2008, 2007 and 2006, Doral Financial recognized as capitalization of servicing assets $7.4 million, $5.3 million and $50.0 million, respectively, in connection with the sale of loans to third parties, including sales, during 2006, related to the restructuring of prior mortgage loan transfers that had been classified as secured borrowings as part of the restatement.

Management’s discussion and analysis of financial condition and results of operations

Commissions, Fees and Other Income.  Set forth below is a summary of Doral Financial’s principal sources of commissions, fees and other income for the year ended December 31, 2008, 2007, and 2006:

Table G—Commissions, fees and other income

	Year ended December 31,
	2008	2007	2006

	(in thousands)

Retail banking fees	$28,060	$21,131	$19,323
Insurance agency commissions	10,550	8,834	8,813
Asset management fees and commissions	618	572	1,011
Other income	4,573	1,646	8,231
Income from the redemption of shares of VISA, Inc.	5,234	—	—
Net premium on deposits sold	—	9,521	—

Total	$49,035	$41,704	$37,378

2008 compared to 2007.  Commissions, fees and other income for the year ended December 31, 2008 increased by $7.3 million, or 18%, compared to 2007. The increase in commissions, fees and other income during 2008 was mainly related to an increase in retail banking fees. Doral Financial’s banking fees increased by $6.9 million, or 33%, compared to 2007, principally driven by a higher number of checking accounts, the conversion of ATH card holders to debit cards, as well as higher service fees associated with these accounts.

Doral Financial’s insurance agency business is closely integrated with its mortgage origination business and insurance agency commissions are comprised principally of commissions on dwelling and title insurance policies sold to borrowers who obtain residential mortgage loans through Doral Bank PR’s subsidiary, Doral Mortgage LLC. Insurance agency commissions amounted to $10.6 million for the year ended December 31, 2008, compared to $8.8 million for 2007. The increase of $1.8 million during 2008 was principally related to higher penetration and increase in commissions.

Doral Financial’s asset management fees and commissions amounted to $0.6 million for the year ended December 31, 2008 and 2007. The income remained steadier due to the fact that Doral Securities was limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

Doral Financial’s other income increased by $2.9 million compared to 2007. The increased income for 2008 compared to the corresponding 2007 period was principally related to income associated to the sale of certain residential units of a residential housing project that the Company took possession of in 2005 amounting to $1.8 million, compared to $1.1 million for 2007. Also, other income for the year ended December 31, 2008 was impacted by an increase of $1.5 million driven by income related to the reimbursement of expenses associated to dwelling policies.

Commissions, fees and other income were impacted during 2008 by a gain of $5.2 million derived from the redemption of shares of VISA, Inc., pursuant to their global restructuring agreement.

2007 compared to 2006.  Commissions, fees and other income for the year ended December 31, 2007 increased by $4.3 million, or 12%, compared to 2006. Doral Financial’s banking fees increased by $1.8 million, or 9%, compared to 2006, due to higher number of checking accounts as well as higher service fees associated with these accounts.

Doral Financial’s insurance agency business is closely integrated with its mortgage origination business and insurance agency commissions are comprised principally of commissions on dwelling and title

Management’s discussion and analysis of financial condition and results of operations insurance policies sold to borrowers who obtain residential mortgage loans through Doral Bank PR. Insurance agency commissions amounted to $8.8 million for the year ended December 31, 2007, compared to $8.8 million for 2006.

Doral Financial’s asset management fees and commissions decreased by $0.4 million, or 43%, compared to 2006. The decrease experienced during 2007 was attributable to a substantial reduction in Doral Securities’ operations that was limited to acting as a co-investment manager to a local fixed-income investment company. During the third quarter of 2007, Doral Securities voluntarily withdrew its license as a broker dealer with the SEC and its membership with FINRA.

Doral Financial’s other income decreased by $6.6 million, or 80%, compared to 2006. The reduced income for 2007 compared to the 2006 period was related to a gain of $3.6 million, during the second quarter of 2006, that was included as part of Other Income in connection with an agreement with a local financial institution to restructure all outstanding mortgage loan sale transactions between the parties. In addition, the Company sold certain residential units within a residential housing project that the Company took possession in 2005, resulting in revenues of approximately $3.1 million in 2006 compared to $1.1 million for 2007, also included as part of Other Income.

Net premium on deposits sold.  As a result of the sale of deposits and certain assets of Doral Bank NY a net premium on deposits sold was received amounting to $9.5 million during the third quarter of 2007.

Non-Interest Expenses.  A summary of non-interest expenses for the years ended December 31, 2008, 2007, and 2006 is provided below.

Table H—Non-interest expenses

	Year ended December 31,
	2008	2007	2006

	(in thousands)

Compensation and employee benefits	$70,562	$118,709	$96,342
Taxes, other than payroll and income taxes	9,880	11,312	12,552
Advertising	8,519	11,378	9,849
Professional services	24,156	55,617	62,051
Communication expenses	17,672	14,776	15,391
EDP service charges	11,146	8,630	7,489
Occupancy expenses	18,341	18,295	19,152
Office expense	6,099	5,915	5,865
Depreciation and amortization	16,013	17,586	22,028
Provision for contingencies	—	—	95,000
Other	58,024	41,274	28,623

Total non-interest expenses	$240,412	$303,492	$374,342

2008 compared to 2007.  Non-interest expense for the year ended December 31, 2008 decreased by $63.1 million, or 21%, compared to 2007. The decrease in non-interest expenses during 2008 was driven by the elimination of expenses associated with 2007 recapitalization and reorganization efforts and the cost control measures implemented by the Company during 2008. These reductions were partially offset by a provision for claim receivable of $21.6 million and increases in the Company’s communication and information system expenses, mainly associated to an increase in ATH and VISA debit card activity.

For the year ended December 31, 2008 compensation and employee benefits decreased by $48.1 million, or 41%, compared to 2007. The decrease in compensation and employee benefits during

Management’s discussion and analysis of financial condition and results of operations

2008 was primarily related to (i) a reduction of $24.2 million in production, performance and other bonuses; (ii) a significant reduction related to incentive and stock option compensation made during 2007 amounted to $8.2 million, of which $4.4 million was related to the payment remaining in an escrow account maintained on behalf of the Company’s Chief Executive Officer pursuant to the terms of his employment agreement and $3.8 million to the recognition of stock-based compensation related to the termination of stock options; and (iii) a reduction of $3.0 million related to payments to agencies employees.

Taxes, other than payroll and income taxes decreased by $1.4 million, or 13%, compared to the corresponding 2007 period. The decrease in taxes, other than payroll and income taxes was primarily related to a decrease in the payment of municipal taxes principally driven by a decrease in the patent payment obligation associated to a lower business volume during 2008.

Advertising expenses for the year ended December 31, 2008 decreased by $2.9 million, or 25%, compared to 2007. The decrease in advertising expense for 2008 was principally related to the elimination of expenses associated with Doral’s refreshed branding which amounted to $1.8 million for the year ended December 31, 2007 and also a general reduction in advertising expenses related to the cost control measures implemented by the Company during 2008.

For the year ended December 31, 2008 professional fees decreased by $31.5 million, or 57%, compared to 2007. The decrease in professional fees was primarily related to the elimination of expenses associated to the recapitalization and reorganization efforts and to the settlement of the class action lawsuit in August 2007. The decline in professional expenses during 2008 was driven by (i) the elimination of $19.6 million, $8.6 million in professional services related to the remediation of legacy issues, $5.0 million of other legal expenses and $6.0 million in professional services for investment banking and other services, and (ii) a reduction of $1.4 million in legal expenses and $1.8 million in accounting and auditing expenses. However, the Company has been required to continue advancing legal expenses to former officials and directors in connection to the legal proceedings related to the Restatement process. For additional information please refer to the “Risk factors” section herein.

Communication expenses for the year ended December 31, 2008 increased by $2.9 million, or 20%, compared to the corresponding 2007 period. The increase in communication and information system was mainly related to an increase in fee income of $3.4 million in ATH and VISA expenses associated with the increase in usage of the Company’s ATH and credit cards by its customers.

For the year ended December 31, 2008, EDP service charges increased by $2.5 million, or 29%, compared to the corresponding 2007 period. The increase in EDP service changes was impacted by an increase of $2.6 million in software expenses related to a new service implemented by the Company in 2008.

For the year ended December 31, 2008 depreciation and amortization expense decreased by $1.6 million, or 9%, compared to 2007. The decrease in depreciation expense was principally related to an adjustment of $0.8 million resulting from the physical inventory of the Company’s fixed assets realized during 2008.

Other expenses for the year ended December 31, 2008 increased by $16.8 million, or 41%, compared to 2007. The increase in other expenses during 2008 was principally driven by (i) a decrease of $3.4 million in legal expenses; (ii) a decrease of $7.9 million related to a combination of elimination of charges made in 2007 related to a net increase in the recourse liability of $2.3 million, write offs of certain uncollectible commissions of approximately $1.5 million, and expenses related to foreclosure claims of approximately $4.1 million; and (iii) offset by a provision of $21.6 million on a claim receivable related to the Lehman default, a loss of $3.4 million related to the elimination of tax credits granted to customers under Law 197, by an increase of $1.0 million in foreclosures expenses, an increase of $1.2 million primarily related to increases in costs associated to the sale of certain residential

Management’s discussion and analysis of financial condition and results of operations units of a residential housing project that the Company took possession of in 2005, and by an increase of $1.3 million in FDIC insurance fees.

2007 compared to 2006.  Non-interest expense for the year ended December 31, 2007 decreased by $70.9 million, or 19%, compared to 2006. The decrease in 2007 was primarily due to an accrual recorded in 2006, in connection with an agreement to settle the Company’s consolidated securities class action and shareholder derivative litigation related to the restatement.

Compensation and employee benefits during 2007 increased by $22.4 million, or 23%, compared to 2006. The increase in compensation and employee benefits during 2007 was primarily due to (i) the payment of $17.0 million in cash bonuses pursuant to the Key Employee Incentive Plan; (ii) $7.4 million primarily related to the accrual of severance payments in connection with the separation of approximately 40 highly compensated employees in January 2008; (iii) the payment of $4.4 million remaining in an escrow account maintained on behalf of the Company’s Chief Executive Officer pursuant to the terms of his employment agreement; and (iv) the recognition of $3.8 million of stock-based compensation related to the termination of stock options.

Advertising expense for 2007 increased by $1.5 million, or 16%, compared to 2006. The increase in advertising expense for 2007 was principally due to $1.8 million related to the expenses associated with Doral’s refreshed branding.

Professional fees for 2007 decreased by $6.4 million, or 10%, compared to 2006. The decrease in professional fees is primarily related to the decrease in the restatement-related expenses during 2007. During 2006, the Company incurred in $24.0 million associated to restatement-related expenses, compared to $8.6 million in professional services related to remediation of legacy issues and to $5.0 million in other legal expenses for 2007. Also, professional expenses for 2007 included an expense of $6.0 million in professional services for investment banking and other services, and $1.9 million in professional services related to Doral Holdings.

Depreciation and amortization expense during 2007 decreased by $4.4 million, or 20%, compared to 2006. The decrease in depreciation was principally related to the acceleration in 2006 of leasehold improvements on vacated properties.

Other expenses for the year ended December 31, 2007 increased by $12.7 million, or 44%, compared to 2006. The increase in other expenses was principally related to net increase in the recourse liability of $2.2 million, write offs of certain uncollectible commissions of approximately $1.5 million, and expenses related to foreclosure claims of approximately $4.1 million.

Income taxes

Background

Income taxes include Puerto Rico income taxes as well as applicable federal and state taxes. As Puerto Rico corporations, Doral Financial and all of its Puerto Rico subsidiaries are generally required to pay federal income taxes only with respect to their income derived from the active conduct of a trade or business in the United States (excluding Puerto Rico) and certain investment income derived from U.S. assets. Any such tax is creditable, with certain limitations, against Puerto Rico income taxes. Except for the operations of Doral Bank NY and Doral Money, substantially all of the Company’s operations are conducted through subsidiaries in Puerto Rico. Doral Bank NY and Doral Money are U.S. corporations and are subject to U.S. income-tax on their income derived from all sources.

Under Puerto Rico Income Tax Law, the Company and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

The maximum statutory corporate income tax rate in Puerto Rico is 39.0%. In May 2006, the Government of Puerto Rico approved a one year transitory tax applicable only to the banking industry

Management’s discussion and analysis of financial condition and results of operations that raised the maximum statutory tax rate to 43.5% for taxable years commenced during calendar year 2006. For taxable years beginning after December 31, 2006, the maximum statutory tax rate was 39.0%.

Doral Financial enjoys an income tax exemption on interest income derived from FHA and VA mortgage loans financing the original acquisition of newly constructed housing in Puerto Rico and securities backed by such mortgage loans. Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. On July 1, 2008, the Company transferred substantially all of the assets previously held at the international banking entity to Doral Bank PR to increase the level of its interest earning assets. Previously, Doral Financial used its international banking entity subsidiary to invest in various U.S. securities and U.S. mortgage-backed securities, for which interest income and gain on sale, if any, is exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction in the case of interest, and, in the case of capital gains, because the gains are sourced outside the United States.

Income tax expense

The components of income tax expense (benefit) for the years ended December 31, are summarized below:

	2008	2007	2006

	(in thousands)

Current income tax expense:
Puerto Rico	$1,642	$2,396	$406
United States	2,598	1,540	3,482

Total current income tax expense	4,240	3,936	3,888
Deferred income tax expense (benefit):
Puerto Rico	281,616	(134,344)	(51,868)
United States	145	(1,446)	(127)

Total deferred income tax expense (benefit)	281,761	(135,790)	(51,995)

Total income tax expense (benefit)	$286,001	$(131,854)	$(48,107)

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes as follows:

	Year ended December 31,
	2008	2007	2006

	(dollars in thousands)

Loss before income taxes	$(32,258)	$(302,762)	$(272,008)

Management’s discussion and analysis of financial condition and results of operations

		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Loss	Amount	Loss	Amount	Loss

Tax at statutory rates	$12,581	39.0	$118,077	39.0	$112,883	41.5
Tax effect of exempt income, net of expense disallowance	4,393	13.6	2,794	0.9	5,365	2.0
Net income (loss) from the international banking entity	5,728	17.8	(27,583)	(9.1)	11,732	4.3
Net (increase) decrease in deferred tax valuation allowance(1)	(295,887)	(917.3)	90,327	29.8	(125,923)	(46.3)
Other, net	(12,816)	(39.7)	(51,761)	(17.0)	44,050	16.2

Income tax (expense) benefit	$(286,001)	(886.6)	$131,854	43.6	$48,107	17.7

(1)	Net of the effect, in 2007, of realization of NOLs (previously with a valuation allowance) related to intercompany transactions.

Deferred tax components

The Company’s deferred tax asset is composed primarily of the differential in the tax basis of IOs sold, net operating loss carry-forwards and other temporary differences arising from the daily operations of the Company. The largest component of the deferred tax asset arises from the differential in the tax basis of IOs sold.

During 2006, the Company entered into two separate agreements with the Puerto Rico Treasury Department regarding the Company’s deferred tax asset related to prior intercompany transfers of IOs (the “IO Tax Asset”). The first agreement, executed during the first quarter, confirmed the previously established tax basis of all the IO transfers within the DFC corporate group. The second agreement, executed during the third quarter of 2006, clarified that for Puerto Rico income tax purposes, the IO Tax Asset is a stand-alone intangible asset subject to a straight-line amortization based on a useful life of 15 years. Furthermore, the agreement provided that the IO Tax Asset could be transferred to any entity within the Doral corporate group, including the Puerto Rico banking subsidiary. The realization of the deferred tax asset is dependent upon the existence of, or generation of, taxable income during the remaining 11 year period (15 year original amortization period) in which the amortization deduction of the IO Tax Asset is available.

During the first quarter of 2008, the Company entered into an agreement with the Puerto Rico Treasury Department with respect to the allocation method (and period) of expenses incurred related to a settlement agreement (“Settlement Expenses”) that resulted from litigation related to the Company’s restatement. This agreement was effective as of December 31, 2007 and permits the total expense related to the settlement of the lawsuit ($96.0 million) to be allocated to any entity within the Company over a period of three years.

Management’s discussion and analysis of financial condition and results of operations

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company’s deferred tax assets at December 31, were as follow:

	2008	2007

	(in thousands)

Deferred income tax asset resulting from:
Differential in tax basis of IOs sold	$234,630	$256,472
Net operating loss carry-forwards	125,134	121,337
Allowance for loan and lease losses	51,585	48,644
Provision for contingencies	12,520	—
Capital loss carry-forward	9,111	8,570
Net unrealized losses on trading and available for sale securities	17,822	10,970
MSRs	13,566	2,961
Net deferred loan origination fees/costs	4,827	2,049
Other reserves and allowances	40,171	29,169

Gross deferred tax asset	509,366	480,172
Valuation allowance	(388,539)	(87,312)

Net deferred tax asset	$120,827	$392,860

At December 31, 2008, the valuation allowance was $388.5 million, a $301.2 million increase over 2007. A large portion of this allowance was established during the fourth quarter of 2008 due to both (i) a three-year cumulative loss position in some of the Company’s Puerto Rico taxable entities, and (ii) that during the fourth quarter of the year were unable to meet the tax projection, due primarily to the global financial crisis which resulted in lower than expected net interest income and higher provisions for loan and lease losses. The allowance covers all deferred tax assets in two entities with cumulative three-year losses except for the IO deduction that will be transferred to the profitable Puerto Rico taxable entities in the amount of $83.9 million and the deferred tax asset on unrealized losses on available for sale securities of $19.3 million. The allowance also includes a valuation allowance of $5.3 million related to deferred taxes on unrealized losses on cash flow hedges.

Net operating loss carry-forwards outstanding at December 31, 2008 expire as follows:

(in thousands)

2012	$113
2013	76,483
2014	18,818
2015	29,721

$125,135

The tax expense recognized for the year ended December 31, 2008 was primarily related to a charge through earnings of an additional valuation allowance on its deferred tax assets of approximately $295.9 million. The recognition of the income tax benefit for the year ended December 31, 2007 was principally related to changes in the Company’s valuation allowance for its deferred tax assets resulting from changes in earnings expectations used to evaluate the realization of the tax assets as a result of the Company’s $610.0 million recapitalization in July 2007.

The Company evaluates its deferred tax assets in accordance with SFAS No. 109, “Accounting for Income Taxes” which states that deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%)

Management’s discussion and analysis of financial condition and results of operations that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

In assessing the realization of deferred tax assets, the Company considers the expected reversal of its deferred tax assets and liabilities, projected future taxable income, cumulative losses in recent years, and tax planning strategies, in making this assessment.

The determination of a valuation allowance on deferred tax assets requires judgment based on the weight of all available evidence and considering the relative impact of negative and positive evidence. Certain events occurred in the fourth quarter of 2008 that led management to reassess its expectations of the realization of its deferred tax assets and to conclude that an additional valuation allowance was necessary.

As of December 31, 2008, two of the Company’s Puerto Rico taxable entities had a three year cumulative loss in earnings before tax, and during the fourth quarter of the year were unable to meet the projected income, due primarily to a reduction in net interest income and increases in the provision for loan and lease losses. These two entities had a pretax loss of $36.9 million versus a projected pretax income of $8.4 million for the fourth quarter of 2008. For purposes of assessing the realization of the deferred tax assets, this fourth quarter 2008 pretax loss and the cumulative taxable loss position for these two entities are considered significant negative evidence and have caused management to conclude that the Company will not be able to fully realize the deferred tax assets related to those two entities in the future, considering the criteria of SFAS No. 109. Accordingly, as of December 31, 2008, the Company determined that it is more likely than not that $388.5 million of its gross deferred tax asset will not be realized and maintains a valuation allowance for that amount. For Puerto Rico taxable entities with positive core earnings, a valuation allowance on deferred tax assets has not been recorded since they are expected to continue to be profitable. At December 31, 2008, the net deferred tax asset associated with these companies was $16.5 million. Approximately $83.9 million of the IO tax asset would be realized through these entities. In management’s opinion, for these companies, the positive evidence of profitable core earnings outweighs any negative evidence.

As of December 31, 2007 and September 30, 2008, the Company’s deferred tax assets amounted to $480.2 million and $505.8 million, respectively, with a valuation allowance of $87.3 million $92.6 million, respectively. At that time, the Company assessed the realization of the deferred tax assets by considering both the positive and negative evidence regarding its ability to generate sufficient taxable income. Positive evidence included realization of pre-tax income for the nine month period ended September 30, 2008, projected earnings attributable to the core business through the projection period, repayment of $625.0 million in senior notes on July 20, 2007, as a result of the recapitalization which served to significantly reduce interest expense, and the results of the leveraging plan. The Company believes that the losses incurred in 2006 and 2007 were due to specific and unusual events that were rooted in the restatement of the Company’s financial statements from 2000 to 2004, including expenses related to outside consultants, advisors, and lawyers, the settlement of the shareholder lawsuit, the expenses associated with its recapitalization and restructuring of its balance sheet to reduce the impact of legacy issues on its future earnings. After the recapitalization and simultaneous corporate reorganization the Company started operating under a different business model which enabled it achieve significant improvements in its operating results during the latter half of 2007 and in the first nine months of 2008. Positive evidence of the Company’s ability to realized its deferred tax assets also included the ability to isolate verifiable nonrecurring charges in historical losses, the core earnings of the business absent these nonrecurring items and the flexibility to move the IO Tax Asset amortization and the Settlement Expenses to profitable entities in accordance with Doral Financial’s agreements with the Puerto Rico Treasury Department. During the fourth quarter of 2007, the Company implemented certain tax planning actions in order to generate future taxable income that contributed to the reduction in its valuation allowance. These include the increase in interest earning assets of Doral Bank PR, through among other things, transferring certain assets from its international banking entity to Doral

Management’s discussion and analysis of financial condition and results of operations

Bank PR. Negative evidence included lower than expected pre-tax income for the first nine months of 2008, and losses for the years ended December 31, 2007 and 2006, and the shorter operating loss carry-forward period of 7 years, as well as uncertainty regarding its ability to generate future taxable income and the economic outlook. In assessing the realization of the deferred tax assets, management considered all sources of taxable income as detailed in SFAS No. 109, including its projection of future taxable income, cost reductions already effected and tax-planning strategies. At December 31, 2007 and September 30, 2008, management concluded that it was more likely than not that a portion of its gross deferred tax asset would not be realized and maintained a valuation allowance of $87.3 million and $92.6 million, respectively.

Management did not establish a valuation allowance on the deferred tax assets generated on the unrealized losses of its securities available for sale since it has the intent and ability to hold these until recovery of value and has therefore determined that a valuation allowance is not necessary at this time.

Failure to achieve sufficient projected taxable income in the entities and deferred tax assets where a valuation allowance has not been established, might affect the ultimate realization of the net deferred tax asset.

Management will reassess the realization of its deferred tax assets at each reporting period based on the criteria of SFAS No. 109. To the extent that earnings improve and the deferred tax assets become realizable, the Company may be able to reduce the valuation allowance through earnings.

FIN 48

As a result of the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, on January 1, 2007, the Company recorded an adjustment to retained earnings of $2.4 million. As of December 31, 2008 and 2007, the Company had unrecognized tax benefits of $13.7 million and interest and penalties of $5.2 million and $3.7 million, respectively. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. For both years ended December 31, 2008 and 2007, the Company recognized approximately $1.4 million in interest and penalties.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statutes of limitation, changes in management’s judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. As of December 31, 2008, the following years remain subject to examination: U.S. Federal jurisdictions—2003 through 2007 and Puerto Rico—2004 through 2007.

It is reasonably possible that within the next twelve months the Company will resolve all matters presently contemplated as unrecognized tax benefits due primarily to the expiration of the statute of limitations. The resolution of these matters would likely result in a reduction of the provision for income taxes and the effective tax rate in the period of resolution of substantially all the unrecognized tax benefits. Refer to Note 28 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information on income taxes.

OPERATING SEGMENTS

Doral Financial manages its business in four operating segments: mortgage banking activities, banking (including thrift operations), institutional securities operations and insurance agency activities. The Company’s segment reporting is organized by legal entity and aggregated by line of business. Legal entities that do not meet the threshold for separate disclosure are aggregated with other legal entities with similar lines of business. Management made this determination based on operating decisions particular to each business line and because each one targets different customers and requires different

Management’s discussion and analysis of financial condition and results of operations strategies. The majority of the Company’s operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area.

During 2006, the Company reduced the operations of Doral Securities and sold substantially all of Doral Securities’ investment securities. During the third quarter of 2007, Doral Securities voluntarily withdrew its license as broker dealer with the SEC and its membership with FINRA. As a result of this decision, Doral Securities’ operations during 2008 were limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

During 2006, the Company consolidated all of its mortgage origination activities under a single Doral Mortgage brand, thus eliminating the mortgage banking operations of Sana Mortgage, Centro Hipotecario and HF Mortgage Bankers.

During 2007, in connection with the recapitalization transaction, Doral Financial transferred the Company’s mortgage origination platform and servicing portfolio, subject to certain exceptions, to Doral Bank PR. Following the transfer, Doral Financial’s mortgage origination business is conducted by Doral Mortgage, as a wholly-owned subsidiary of Doral Bank PR, and Doral Financial’s servicing business is operated from Doral Bank PR. Management determined that it was impracticable to change the composition of reportable segments for earlier periods. Therefore, the financial information related to the operating segment presented below use the old report segment structure. In establishing the old reportable segment structure for the year ended December 31, 2008 and 2007, the servicing assets and related income and expenses that were transferred during the third quarter of 2007 to Doral Bank PR have been reclassified to the mortgage banking segment including the elimination of the dividend paid by Doral Bank PR to the Company as a result of the transfer. Please refer to Note 38 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for summarized financial information regarding these operating segments.

Banking

The banking segment includes Doral Financial’s banking operations in Puerto Rico, which operated through 41 retail bank branches during 2008, and in the mainland United States, principally in the New York City metropolitan area. On July 27, 2007, Doral Financial completed the sale of its 11 branches in the New York City Metropolitan Area and certain related assets to New York Commercial Bank, subsidiary of New York Community Bancorp. Doral Financial retained Doral Bank NY’s federal thrift charter.

Doral Financial accepts deposits from the general public and institutions, obtains borrowings, originates and invests in loans, and invests in mortgage-backed securities as well as in other investment securities and offers traditional banking services. Net loss for the banking segment amounted to $121.0 million during 2008, compared to a net loss of $153.7 million during 2007 and to a net income of $22.4 million during 2006, respectively.

2008 compared to 2007.  Net interest income for the banking segment was $158.0 million for 2008, compared to $153.0 million for 2007. The increase in net interest income was driven by a decline in interest expense of $35.7 million, partially offset by a reduction in interest income of $30.8 million. The reduction in interest expense was principally related to (i) a reduction of $15.6 million in deposits costs as a result of the repositioning of the Company’s deposit products and the general decline in interest rates, and (ii) a reduction of $34.4 million in the interest expense of the repurchase agreements impacted in part by the Lehman default and by the cancellation of borrowings to finance securities sold during the second half of 2007. These reductions were partially offset by an increase of $14.0 million in advances from FHLB. Total average interest-earning assets for the banking segment amounted to $8.4 billion for 2008, compared to $8.2 billion for the corresponding 2007 period. For the year ended

Management’s discussion and analysis of financial condition and results of operations

December 31, 2008, interest rate margin was 1.87%, compared to 1.86% for the comparable 2007 period.

The provision for loan and lease losses decreased $23.3 million from $68.8 million in 2007 to $45.5 million in 2008 due in part to a transfer of $1.4 billion of loans from the held for sale portfolio to the loans receivable portfolio, which resulted in an increase in the provision of $9.0 million in 2007. No such transfer was executed in 2008.

Non-interest income for the banking segment amounted to $27.3 million for 2008, compared to a loss of $103.0 million in 2007. The loss in 2007 was driven by the Company’s decision to sell $2.4 billion of available for sale investment securities, of which $2.2 million was related to the banking subsidiaries, during the second half of 2007, as a result of the Third and Fourth Quarter Reassessments.

Income tax expense for 2008 was $111.7 million compared to an income tax benefit of $5.3 million for 2007. This increase of $117.0 million was due to an increase in the deferred tax asset valuation allowance in 2008.

2007 compared to 2006.  Net interest income for the banking segment was $153.0 million for 2007, compared to $192.9 million for 2006. The decrease in net interest income was principally due to a reduction in interest-earning assets, partially offset by a decrease in interest-bearing liabilities, resulting in an increase in the net interest margin from 1.74% for the year ended December 31, 2006 to 1.86% for the year ended December 31, 2007. Total average interest-earning assets for the banking segment for 2007 were $8.2 billion, compared to $11.1 billion for 2006. The reduction in the average balance of the interest-earning assets is primarily related to the sale of $2.2 billion of available for sale investment securities during 2007.

Non-interest loss for the banking segment was $103.0 million for 2007, compared to a loss of $9.1 million in 2006. The non-interest loss during 2007 was principally driven by the Company’s decision to sell $2.4 billion of available for sale investment securities, of which $2.2 billion relates to the banking subsidiaries, during the second half of 2007, as a result of the Third and Fourth Quarter Reassessments. The non-interest loss for 2006 was principally related to the Company’s decision to sell $1.7 billion from its available for sale portfolio at a loss of approximately $25.4 million during the fourth quarter of 2006, of which $231.0 million settled during the first quarter of 2007. The Company’s decision was designed as a measure to increase future net interest income and liquidity, as well as to strengthen its capital ratios.

Non-interest expenses for this segment increased to $157.7 million during 2007 compared to $127.2 million in 2006. Total non-interest expenses during 2007 includes increases in compensation and benefits expenses principally related to $2.7 million of severance payments and marketing expenses associated with Doral’s new branding campaign amounting to $2.5 million. Non-interest expense for 2006 was driven principally by increases in professional fees associated with the reengineering and recapitalization efforts.

Mortgage banking

Prior to 2007, the holding company and various of its subsidiaries were engaged in mortgage originations, securitizations and related activities. As part of the business transformation effort, Doral Financial transferred its mortgage origination and servicing platforms, subject to certain exclusions, to Doral Bank PR, including its wholly-owned subsidiary, Doral Mortgage. The Company’s mortgage origination business is now conducted by Doral Mortgage LLC, a wholly-owned subsidiary of Doral Bank PR, and the Company’s mortgage servicing business is operated by Doral Bank PR. Prior to July 2007, the origination of residential mortgage loans and the servicing of these loans was principally conducted through an operating division of the holding company and a number of mortgage banking subsidiaries of the holding company. With the exception of Doral Mortgage, operations of all other

Management’s discussion and analysis of financial condition and results of operations mortgage banking subsidiaries were ceased. Loans that were not securitized or sold in the secondary market were generally funded by Doral Bank PR under a master production agreement. The holding company, which is considered part of the mortgage bank segment, also held a substantial portfolio of investment securities. Substantially all new loan origination and investment activities at the holding company level were also terminated.

During 2006, the Company decided to consolidate its activities in this area that were previously conducted through four mortgage banking units—HF Mortgage Bankers, an operating division within the parent company, and three wholly owned subsidiaries, Doral Mortgage, Centro Hipotecario de Puerto Rico, Inc. and Sana Mortgage—under a single Doral brand. The result was the elimination of Sana Mortgage, Centro Hipotecatio and HF Mortgage Bankers and the transfer of Doral Mortgage to Doral Bank PR, as its wholly-owned subsidiary.

2008 compared to 2007.  Net interest income for the mortgage banking segment amounted to $17.4 million for 2008, compared to a net interest loss of $2.4 million for the comparable period of 2007. The increase in net interest income for 2008 was driven by a $42.8 million decline in interest expense partially offset by $23.0 million reduction in interest income, when compared to 2007 period. The mortgage banking segment was fully benefited in 2008 from the repayment of the $625.0 million in senior notes from the proceeds of the Company’s capital raise in July 2007, allowing for the larger reduction in interest expense. Net interest loss in 2007 was driven by a loss of interest income due to the sale of $3.1 billion in mortgage loans. For the year ended December 31, 2008, the interest rate margin for the mortgage banking segment was 1.52% compared to (0.16%) for 2007. The average balance of interest-earning assets for the segment was $1.1 billion and $1.5 billion for December 31, 2008 and 2007, respectively.

Non-interest income for the mortgage banking segment amounted to $64.5 million for 2008, compared to $39.1 million for the corresponding 2007 period. The non-interest income for 2008 was primarily related to a reduction of $42.6 million in the fair value of the Company’s MSR offset by $27.6 million in trading gains associated with the economic hedge for the MSR, and by a $10.9 million gain on sale of mortgages. Non-interest income for 2007 was primarily related to servicing income of $24.3 million and $11.9 million on gain on sale of mortgage loans.

Non-interest expenses for this segment amounted to $71.9 million in 2008 compared to $171.5 million in 2007. The decrease in non-interest expense during 2008 was primarily related to a reduction in compensation and benefit expenses and professional services expenses of $53.2 million and $28.1 million, respectively, when compared to the corresponding 2007 period. Non-interest expenses for 2007 was impacted by (i) the payment of $4.4 million remaining in an escrow account maintained on behalf of the Company’s Chief Executive Officer pursuant to the terms of his employment agreement; (ii) the recognition of $3.8 million of stock-based compensation related to the termination of stock options; (iii) $3.6 million related to severance payments; and (iv) $1.6 million of professional services related to accounting matters of Doral Holding GP, ultimate holding company.

Net loss for 2008 was $161.2 million compared to $7.8 million for the corresponding 2007 period. The net loss for the year ended December 31, 2008 was primarily driven by an increase in income tax expense related to the increase in the valuation allowance for deferred tax assets. Income taxes expense for 2008 amounted to $170.5 million compared to an income tax benefit of $128.5 for the comparable 2007 period.

2007 compared to 2006.  Net interest loss for the mortgage banking segment amounted to $2.4 million for 2007, compared to net interest income of $3.5 million for the comparable period of 2006. The net interest loss was driven by a loss of interest income due to the sale of $3.1 billion in mortgage loans. The decrease in net interest income in 2006 was due to a significant reduction in net interest margin caused by an increase in interest expense, coupled with a 48% reduction in the average balance of interest-earning assets. The average balance of interest-earning assets for the segment was $1.5 billion and $3.3 billion for 2007 and 2006, respectively.

Management’s discussion and analysis of financial condition and results of operations

Non-interest income for the mortgage banking segment amounted to $39.1 million for 2007, compared to a loss of $40.1 million for the corresponding period of 2006. Non-interest income for 2007 was primarily related to $24.3 million of net servicing income and $11.9 million on gain on sale of mortgage loans, compared to a non-interest loss of $40.1 million during 2006, principally related to a $42.0 million loss on the IOs valuation, which, in turn, was principally related to losses suffered during the first half of 2006 from the impact of increases in short-term interest rates on IOs that did not have caps on the pass-through interest payable to investors and an $8.2 million net loss in connection with the previously announced restructurings of prior loan sale transactions with local financial institutions.

Non-interest expenses for this segment amounted to $171.5 million for the year ended December 31, 2007 compared to $247.2 million for the comparable period in 2006. Non-interest expense for 2007 was impacted by (i) the payment of $4.4 million remaining in an escrow account maintained on behalf of the Company’s Chief Executive Officer pursuant to the terms of his employment agreement; (ii) the recognition of $3.8 million of stock-based compensation related to the termination of stock options; (iii) $3.6 million related to severance payments; and (iv) $1.6 million of professional services related to accounting matters of Doral Holding GP, ultimate holding company. The increase in non-interest expenses for this segment in 2006 was driven principally by a $95.0 million reserve established in connection with an agreement to settle the Company’s consolidated securities class action and shareholder derivative litigation related to the restatement and increases in professional fees associated with the ongoing legacy and transformation process.

Institutional securities operations

Doral Financial has been steadily decreasing the operations of this segment. During 2002, Doral Financial sold its retail securities brokerage business to an unaffiliated broker-dealer. As part of the Company’s expense reduction efforts, during the fourth quarter of 2005, the Company terminated its institutional sales and investment banking services. During 2006, the Company sold substantially all of Doral Securities’ investment securities and during the third quarter of 2007, Doral Securities voluntarily withdrew its license as a broker-dealer with the SEC and its membership with the FINRA. Doral Securities’ operations were limited during 2008 to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

Net loss for this segment amounted to $141,000 for the year ended December 31, 2008, compared to net income of $0.4 million for the corresponding period of 2007 and to a net loss of $0.3 million for the comparable 2006 period. The net loss for 2006, compared to net income for the corresponding period of 2007, was primarily related to a loss of $1.3 million on trading activities during 2006.

Insurance agency

Doral Financial operates its insurance agency activities through its wholly-owned subsidiary Doral Insurance Agency. Doral Insurance Agency’s principal insurance products are hazard, title and flood insurance, which are sold primarily to Doral Financial’s mortgage customers. Doral Insurance Agency also offers a diversified range of insurance products such as auto, life, home protector and disability, among others. Net income for this segment amounted to $6.3 million during 2008, compared to $3.2 million for 2007 and $4.2 million for 2006. The increase in net income during 2008 was principally related to an increase in volume driven by higher sales volume as well as an increase related to the insurance portfolio acquired from CitiSeguros P. R. Retail Bank, a subsidiary of Citigroup, Inc., of approximately 11,000 policies on February 27, 2008. For the year ended December 31, 2008, insurance fees and commissions amounted to $10.6 million, compared to $8.8 million in 2007 and $8.8 million in 2006.

Management’s discussion and analysis of financial condition and results of operations

BALANCE SHEET AND OPERATING DATA ANALYSIS

Loan production

Loan production includes loans internally originated by Doral Financial as well as residential mortgage loans purchased from third parties with the related servicing rights. Purchases of mortgage loans from third parties were $182.2 million, $85.1 million and $88.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The following table sets forth the number and dollar amount of Doral Financial’s loan production for the years indicated:

Table I—Loan production

	Year ended December 31,
	2008	2007	2006

	(dollars in thousands,
	except for average initial loan balance)

FHA/VA mortgage loans
Number of loans	2,727	1,392	2,001
Volume of loans	$349,238	$143,714	$200,495
Percent of total volume	26%	11%	10%
Average initial loan balance	$128,067	$103,243	$100,197
Conventional conforming mortgage loans
Number of loans	806	1,268	1,564
Volume of loans	$95,828	$145,079	$187,480
Percent of total volume	7%	11%	9%
Average initial loan balance	$118,893	$114,416	$119,872
Conventional non-conforming mortgage loans(1)
Number of loans	4,044	3,598	8,751
Volume of loans	$514,163	$461,432	$925,232
Percent of total volume	39%	34%	46%
Average initial loan balance	$127,142	$128,247	$105,729
Construction developments loans(2)
Number of loans	24	24	115
Volume of loans	$82,880	$64,661	$66,199
Percent of total volume	6%	5%	3%
Average initial loan balance	$3,453,333	$2,694,208	$575,643
Disbursements of construction developments loans
Volume of loans	$87,309	$229,634	$414,660
Percent of total volume	7%	17%	21%
Commercial loans(3)
Number of loans	200	384	621
Volume of loans	$130,048	$235,761	$178,596
Percent of total volume	10%	18%	9%
Average initial loan balance	$650,237	$613,960	$287,594
Consumer loans(3)
Number of loans	7,631	6,876	2,491
Volume of loans	$61,455	$49,300	$34,991
Percent of total volume	5%	4%	2%
Average initial loan balance	$8,053	$7,170	$14,047
Other(4)
Number of loans	3	2	5
Volume of loans	$6,600	$2,188	$9,553
Percent of total volume	—	—	—
Average initial loan balance	$2,200	$1,094	$1,911

Total loans
Number of loans	15,435	13,544	15,548
Volume of loans	$1,327,521	$1,331,769	$2,017,206

(footnotes on following page)

Management’s discussion and analysis of financial condition and results of operations

(1)	Includes $29.2 million, $29.0 million and $73.4 million, in second mortgages for the years ended December 31, 2008, 2007 and 2006, respectively.

(2)	Construction development loans during 2008 relates to new commitments to fund construction loans in New York.

(3)	Commercial and consumer lines of credit are included in the loan production according to the credit limit approved.

(4)	Consists of multifamily loans.

Total loan production for 2008 remained steady when compared to 2007 corresponding period. However, loans originated by the Company during 2008 decreased by $101.4 million, or 8%, compared to 2007, partially offset by an increase of $97.2 million associated to production purchased from third parties. The decrease in Doral Financial’s loans internally originated is due to a number of factors including changes in underwriting standards, deteriorating economic conditions in Puerto Rico, competition from other financial institutions and changes in laws and regulations, such as the amendment to the Puerto Rico Notarial Law and the impact of Law 197. For additional information regarding the amendment to the Puerto Rico Notarial Law and Law 197 please refer to “Business—Changes to legislation or regulation” of this prospectus.

A substantial portion of Doral Financial’s total residential mortgage loan originations has consistently been composed of refinancing transactions. For the years ended December 31, 2008, 2007, and 2006, refinancing transactions represented approximately 53%, 54% and 55%, respectively, of the total dollar volume of internally originated mortgage loans. Doral Financial’s future results could be adversely affected by a significant increase in mortgage interest rates that may reduce refinancing activity. However, the Company believes that refinancing activity in Puerto Rico is less sensitive to interest rate changes than in the mainland United States because a significant number of refinance loans in the Puerto Rico mortgage market are made for debt consolidation purposes rather than interest savings due to lower rates.

Loan origination channels

In Puerto Rico, Doral Financial relies primarily on Doral Bank PR’s extensive branch network to originate loans. It supplements these originations with wholesale purchases from other financial institutions. Purchases generally consist of conventional mortgage loans. Doral Financial also originates consumer, commercial, construction and land loans primarily through its banking subsidiaries. Due to worsening economic conditions in Puerto Rico, new lending activity was limited during 2008.

The following table sets forth the sources of Doral Financial’s loan production as a percentage of total loan originations for the years indicated:

Table J—Loan origination sources

	Year ended December 31,
	2008			2007			2006
	Puerto			Puerto
	Rico	U.S.	Total	Rico	U.S.	Total	Total

Retail	58%	—	58%	50%	—	50%	60%
Wholesale(1)	14%	—	14%	6%	—	6%	4%
Construction Developments(2)	6%	7%	13%	20%	2%	22%	24%
Other(3)	8%	7%	15%	20%	2%	22%	12%

(1)	Refers to purchases of mortgage loans from other financial institutions and mortgage lenders.

(2)	Includes new construction loans and disbursement of existing construction loans.

(3)	Refers to commercial, consumer and multifamily loans originated through the banking subsidiaries.

Management’s discussion and analysis of financial condition and results of operations

Mortgage loan servicing

Doral Financial’s principal source of servicing rights has traditionally been sales of loans from its internal loan production. However, Doral Financial also purchases mortgage loans on a servicing-released basis as well as servicing rights in bulk. During 2008 and 2007, the Company did not purchase servicing rights, as compared to approximately $16.4 million of purchased servicing rights for the year ended December 31, 2006, in principal amount of mortgage loans. Doral Financial intends to continue growing its mortgage-servicing portfolio primarily by internal loan originations, but may also continue to seek and consider attractive opportunities for wholesale purchases of loans with the related servicing rights and bulk purchases of servicing rights from third parties.

The following table sets forth certain information regarding the total mortgage loan servicing portfolio:

Table K—Loans serviced for third parties

	Year ended December 31,
	2008	2007	2006

	(dollars in thousands,
	except for average size of loans serviced)

Composition of Portfolio Serviced for Third Parties at Year End:
GNMA	$2,267,782	$2,115,760	$2,154,476
FHLMC/FNMA	3,451,334	3,756,019	4,041,920
Other conventional mortgage loans(1)(2)	3,741,234	4,200,759	5,800,928

Total portfolio serviced for third parties	$9,460,350	$10,072,538	$11,997,324
Activity of Portfolio Serviced for Third Parties:
Beginning servicing portfolio	$10,072,538	$11,997,324	$9,802,750
Additions to servicing portfolio	431,317	296,091	4,191,364
Bulk servicing acquired	—	—	16,376
Servicing sold and released due to repurchases(3)	63,964	752,315	40,924
Run-off(4)	979,541	1,468,652	1,972,242

Ending servicing portfolio	$9,460,350	$10,072,538	$11,997,324

Selected Data Regarding Mortgage Loans Serviced for Third Parties:
Number of loans	112,150	119,306	139,700
Weighted-average interest rate	6.41%	6.60%	6.54%
Weighted-average remaining maturity (months)	246	255	255
Weighted-average gross servicing fee rate—loans serviced to others	0.39%	0.39%	0.39%
Average-servicing portfolio(5)	$9,645,932	$10,782,861	$11,427,454
Principal prepayments	$632,694	$769,074	$1,114,858
Constant prepayment rate	6%	7%	9%
Average size of loans	$84,354	$84,426	$85,879
Servicing assets, net	$114,396	$150,238	$176,367

Management’s discussion and analysis of financial condition and results of operations

	Year ended December 31,
	2008	2007	2006

	(dollars in thousands,
	except for average size of loans serviced)

Delinquent Mortgage Loans and Pending Foreclosures at Year End:
60-89 days past due	2.08%	1.70%	1.58%
90 days or more past due	3.55%	2.10%	1.64%

Total delinquencies excluding foreclosures	5.63%	3.80%	3.22%

Foreclosures pending	2.55%	2.11%	2.12%

(1)	Excludes $4.3 billion, $3.7 billion and $3.3 billion of mortgage loans owned by Doral Financial at December 31, 2008, 2007 and 2006, respectively.

(2)	Includes portfolios of $177.0 million, $201.7 million and $242.2 million at December 31, 2008, 2007 and 2006, respectively, of delinquent FHA/VA and conventional mortgage loans sold to third parties.

(3)	As of December 31, 2008 includes $48.1 million of principal balance of loans repurchased from a third party. As of December 31, 2007 includes $693.9 million of principal balance of loans related to MSRs sales.

(4)	Run-off refers to regular amortization of loans, prepayments and foreclosures.

(5)	Excludes the average balance of mortgage loans owned by Doral Financial of $4.0 billion, $3.4 billion and $4.2 billion at December 31, 2008, 2007 and 2006, respectively.

Most of the mortgage loans in Doral Financial’s servicing portfolio are secured by single (one-to-four) family residences located in Puerto Rico. At December 31, 2008 and 2007, less than one percent of Doral Financial’s mortgage-servicing portfolio was related to mortgages secured by real property located in the United States, compared to approximately 1% for the corresponding period in 2006.

The amount of principal prepayments on mortgage loans serviced for third parties by Doral Financial was $0.6 billion, $0.8 billion, and $1.1 billion for the years ended December 31, 2008, 2007 and 2006, respectively.

Total delinquencies excluding foreclosures increased from 3.80% to 5.63% from 2007 to 2008 as a result of the economic recession and general deterioration of the mortgage sector. Pending foreclosures increased from 2.11% and 2.12% as of December 31, 2007 and 2006, respectively, to 2.55% as of December 31, 2008, due to the economic recession and general deterioration in the mortgage sector. The Company does not expect significant losses related to these items since it has a provision for loans under recourse agreements and for other non recourse loans has not experienced significant losses in the past.

During the fourth quarter of 2007, the Company decided to enter into an economic hedge to reduce exposure to fluctuations in the market value of its MSRs. The Company executed this economic hedge by purchasing U.S. Treasuries and placing the notes in the trading account. Although the positions will not provide a perfect economic hedge, they will offset the general movements in market value of the Company’s MSRs tied to changes in interest rates. As of December 31, 2008, the Company continued to maintain the position given its performance.

Loans held for sale

Loans held for sale are carried on Doral Financial’s Consolidated Statements of Financial Condition at the lower of net cost or market value on an aggregate portfolio basis. Market values are determined by reference to market prices for comparable mortgage loans, adjusted by the portfolio credit risk. The amount by which costs exceed market value, if any, is accounted for as a loss during the period in which the change in valuation occurs. Given traditional consumer preferences in Puerto Rico,

Management’s discussion and analysis of financial condition and results of operations substantially all of Doral Financial’s residential loans held for sale are fixed-rate loans. Please refer to Note 11 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information regarding Doral Financial’s portfolio of loans held for sale.

As of December 31, 2008, Doral Financial owned approximately $386.6 million in loans held for sale, of which approximately $348.3 million consisted of residential mortgage loans.

During the first quarter of 2008, the Company transferred $48.2 million from the loans held for sale portfolio to the loans receivable portfolio. The Company transferred the loans because they were deemed not salable to the Agencies. Also during 2007, the Company performed a review of its loans held for sale portfolio. As a result of this review, the Company reassessed its plan to sell certain of its mortgage portfolio classified as held for sale and transferred a total amount of $1.4 billion of loans from the held for sale portfolio to its loans receivable portfolio, at lower-of-cost-or-market on an aggregated basis and no charge resulted.

GNMA programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the Company provides servicing. At the Company’s option and without GNMA prior authorization, Doral Financial may repurchase such delinquent loans for an amount equal to 100% of the loan’s remaining principal balance. This buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional (but not an obligation). When the loans backing a GNMA security are initially securitized, the Company treats the transaction as a sale for accounting purposes and the loans are removed from the balance sheet because the conditional nature of the buy-back option means that the Company does not maintain effective control over the loans. When individual loans later meet GNMA’s specified delinquency criteria and are eligible for repurchase, Doral Financial is deemed to have regained effective control over these loans. In such case, for financial reporting purposes, the delinquent GNMA loans are brought back into the Company’s portfolio of loans held for sale, regardless of whether the Company intends to exercise the buy-back option. An offsetting liability is also recorded. As of December 31, 2008, the portfolio of loans held for sale includes $165.6 million related to GNMA defaulted loans, compared to $126.0 million and $100.3 million as of December 31, 2007 and 2006, respectively.

Loans receivable

Doral Financial originates mortgage loans secured by income-producing residential and commercial properties, construction loans, land loans, certain residential mortgage loans and other commercial and consumer loans that are held for investment and classified as loans receivable. Loans receivable are originated primarily through Doral Financial’s banking subsidiaries. During 2007, the Company experienced a significant increase in loans receivable principally related to the reclassification of $1.4 billion of loans from the loans held for sale portfolio to the loans receivable portfolio. A significant portion of Doral Financial’s loans receivable consists of loans made to entities or individuals located in Puerto Rico.

The maximum aggregate amount in unsecured loans that Doral Bank PR could make to a single borrower under Puerto Rico banking regulations as of December 31, 2008, was approximately $89.6 million. Puerto Rico banking regulations permit larger loans to a single borrower to the extent secured by qualifying collateral. The maximum aggregate amount in loans that Doral Bank NY could make to a single borrower under the OTS banking regulations as of December 31, 2008, was $2.3 million. Doral Financial’s largest aggregated indebtedness to a single borrower or a group of related borrowers as of December 31, 2008 was $47.5 million.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth certain information regarding Doral Financial’s loans receivable:

Table L—Loans receivable, net

	As of December 31,
	2008	2007	2006	2005	2004

			(in thousands)

Construction loans	$506,031	$588,175	$817,352	$795,848	$629,913
Residential mortgage loans	3,650,222	3,340,162	1,785,454	514,164	409,005
Commercial—secured by real estate	757,112	767,441	541,891	891,795	568,842
Consumer—secured by real estate	—	—	—	—	320
Consumer—other	90,188	91,157	86,961	81,464	70,579
Lease financing receivable	23,158	33,457	43,565	44,636	7,488
Commercial non-real estate	136,210	126,484	158,963	142,909	36,848
Loans on savings deposits	5,240	11,037	16,811	15,082	9,354
Land secured	118,870	119,232	42,769	50,358	51,853

Loans receivable, gross	5,287,031	5,077,145	3,493,766	2,536,256	1,784,202

Less:
Discount on loans	(15,735)	(17,615)	(22,016)	—	—
Unearned interest and deferred loan fees, net	(19,583)	(8,597)	(14,580)	(23,252)	(15,622)
Allowance for loan and lease losses	(132,020)	(124,733)	(67,233)	(35,044)	(20,881)

	(167,338)	(150,945)	(103,829)	(58,296)	(36,503)

Loans receivable, net	$5,119,693	$4,926,200	$3,389,937	$2,477,960	$1,747,699

The following table sets forth certain information as of December 31, 2008, regarding the dollar amount of Doral Financial’s loans receivable portfolio based on the remaining contractual maturity. Expected maturities may differ from contractual maturities because of prepayments and other market factors. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

Table M—Loans receivable by contractual maturities

	As of December 31, 2008
	1 year	1 to 5	Over 5
	or less	years	years	Total

	(in thousands)

Construction loans	$353,833	$125,306	$26,892	$506,031
Residential mortgage loans	24,270	180,707	3,445,245	3,650,222
Commercial—secured by real estate	191,383	291,516	274,213	757,112
Consumer—other	52,164	35,071	2,953	90,188
Lease financing receivable	1,152	21,571	435	23,158
Commercial non-real estate	38,648	97,297	265	136,210
Loans on savings deposits	905	3,902	433	5,240
Land secured	84,822	20,548	13,500	118,870

Loans receivable, gross	$747,177	$775,918	$3,763,936	$5,287,031

Management’s discussion and analysis of financial condition and results of operations

Scheduled contractual amortization of loans receivable does not reflect the expected life of Doral Financial’s loans receivable portfolio. The average life of these loans is substantially less than their contractual terms because of prepayments and, with respect to conventional mortgage loans, due-on-sale clauses, which give Doral Financial the right to declare a conventional mortgage loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are lower than rates on existing mortgage loans. Under the latter circumstance, the weighted-average yield on loans decreases as higher-yielding loans are repaid or refinanced at lower rates.

The following table sets forth the dollar amount of total loans receivable at December 31, 2008, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates that have a contractual maturity of more than one year.

Table N—Loans receivable by fixed and floating or adjustable rates

		Due after one year
	1 year	Fixed-	Floating or
	or less	rate	adjustable-rate	Total

	(in thousands)

Construction loans	$353,833	$90,359	$61,839	$506,031
Residential mortgage loans	24,270	3,625,952	—	3,650,222
Commercial—secured by real estate	191,383	486,453	79,276	757,112
Consumer—other	52,164	38,024	—	90,188
Lease financing receivable	1,152	22,006	—	23,158
Commercial non-real estate	38,648	81,625	15,937	136,210
Loans on savings deposits	905	4,335	—	5,240
Land secured	84,822	28,443	5,605	118,870

Loans receivable, gross	$747,177	$4,377,197	$162,657	$5,287,031

Doral Financial’s banking subsidiaries originate floating or adjustable and fixed interest-rate loans. Unlike its portfolio of residential mortgage loans, which is comprised almost entirely of fixed rate mortgage loans, a significant portion of Doral Financial’s construction, land, and other commercial loans classified as loans receivable carry adjustable rates. At December 31, 2008, 2007 and 2006, approximately 13%, 17% and 26%, respectively, of Doral Financial’s gross loans receivable were adjustable rate loans. The decrease in the percentage of adjustable rate loans over the years was the result of the transfers of $1.4 billion and $961.5 million of residential mortgage loans from the held for sale portfolio to the loans receivable portfolio during 2007 and 2006, respectively, resulting in the increase of the Company’s fixed-rate portfolio. Also, the decrease in adjustable rate loans in the portfolio relates to the decrease in the construction loans portfolio. The adjustable rate construction, commercial and land loans have interest rate adjustment limitations and are generally tied to the prime rate, and often provide for a maximum and minimum rate beyond which the applicable interest rate will not fluctuate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Financial pays on the different funding sources used to finance these loans. Please refer to Note 12 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information regarding Doral Financial’s portfolio of loans receivable.

Investment and trading activities

As part of its mortgage securitization activities, Doral Financial is involved in the purchase and sale of mortgage-backed securities. At December 31, 2008, Doral Financial, principally through its banking

Management’s discussion and analysis of financial condition and results of operations subsidiaries, held securities for trading with a fair market value of $251.9 million, of which $198.7 million consisted of U.S. Treasuries securities. During the fourth quarter of 2007, the Company decided to enter into an economic hedge to reduce exposure to fluctuations in the market value of its MSRs. The Company executed this economic hedge by purchasing U.S. Treasuries and placing the notes in the trading account.

Securities held for trading are reflected on Doral Financial’s consolidated financial statements at their fair market value with resulting gains or losses included in current period earnings as part of net gain (loss) on securities held for trading. See “Critical Accounting Policies—Valuation of trading securities and derivatives” above for additional information on how Doral Financial determines the fair values of its trading securities.

As part of its strategy to diversify its revenue sources and maximize net interest income, Doral Financial also invests in securities that are classified as available for sale, or prior to December 31, 2007 held to maturity. As of December 31, 2008, Doral Financial, principally through its banking subsidiaries, held $3.4 billion of investment securities that were classified as available for sale and reported at fair value based on quoted or evaluated market prices, with unrealized gains or losses included in stockholders’ equity and reported as accumulated other comprehensive loss, net of income tax in Doral Financial’s consolidated financial statements. Of this amount, approximately 97% was held at Doral Financial’s banking subsidiaries. At December 31, 2008, Doral Financial had unrealized losses on investment securities available for sale, net of tax in accumulated other comprehensive income of $109.5 million, compared to unrealized losses of $32.6 million at December 31, 2007 related to its available for sale portfolio.

The Company evaluates its investment securities for impairment at least quarterly or earlier if other factors indicative of potential impairment exist. An impairment charge in the consolidated statements of income is recognized when the decline in the fair value of the securities below their cost basis is judged to be other than temporary. The Company evaluates for other than temporary impairment in accordance with FASB Staff Position FAS115-1/124-1: “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which requires that the Company consider various factors in determining whether it should recognize an impairment charge, including, but not limited to, the length of time and extent to which the fair value has been below cost basis, the expectations for the security’s performance, the creditworthiness of the issuer, and the Company’s intention and ability to hold the security until maturity. The unrealized losses in the Company’s investment securities are almost entirely related to increased spreads required by investors over benchmark securities due to liquidity concerns, which tend to reduce the value of fixed income securities, and are not related to credit impairments. Most of the Company’s securities are mortgage-backed securities or securities backed by a U.S. government sponsored entity, that are highly rated. Doral Financial’s investment portfolio is mostly composed of debt securities with AAA rating. The Company has the ability and intent to hold such securities until maturity or until the unrealized losses are recovered.

As of December 31, 2008, the U.S. Private Label CMOs that were purchased during the fourth quarter of 2007 as part of the Company’s asset purchase program were showing significant unrealized losses. The price movement on these securities has been adversely affected by the conditions of the U.S. financial markets, specifically the non-agency mortgage market. Prices of many of the Company’s private label mortgage-backed securities dropped dramatically during the year ended December 31, 2008, as delinquencies and foreclosures affecting the loans underlying these securities continued to worsen and as credit markets became highly illiquid beginning in late February and March 2008. The collateral underlying these bonds can be split up into two categories: Hybrid ARMs amounting to $120.9 million and Pay Option ARMs amounting to $221.4 million. Hybrid ARM collateral has been less impacted by the recent market turmoil principally due to the fact the underlying characteristics of the collateral provide for more stable cash flows and the delinquencies of the underlying deals has been

Management’s discussion and analysis of financial condition and results of operations less than that of the Pay Option ARM backed deals. Price performance and delinquency trends of the Pay Option ARM backed deals have been worse than that of the Hybrid ARM deals. Most of the bonds are first or second tier AAA superior senior or senior mezzanine tranches which means they are at the top of the capital structure. These bonds have an average subordination of 26% and a range of subordination of from 9.0% to 47.7%, beneath them. Management has evaluated different frequency and severity of loss assumptions and expects to receive all principal on or before maturity of securities. Management has also compared the subordination on these bonds to Standard & Poor’s current loss estimates and loss estimates are below the current subordination level with a reasonable margin existing between the two. As a result of the characteristics of both, the Option ARMs and Hybrid ARMs, the level of subordination, and the evaluation of possible loss scenarios, management concluded it would not incur losses. Management therefore expects these securities to recover value and intends and has the ability to hold them until value is recovered. However, it is possible that future loss assumptions could change and cause future other-than-temporary-impairment charges.

Private Label CMOs also include the P.R. Private Label CMOs amounting to $9.8 million that are comprised of subordinate tranches of 2006 securitizations using Doral originated collateral primarily of 2003 and 2004 vintage loans. Doral purchased the CMOs at a discounted price of 61% of par value, anticipating a partial loss of principal and interest value and as a result, account for these investments under the guidance of EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”. During the first quarter of 2008, the Company transferred these securities from held for trading portfolio to the available for sale portfolio at a price of 41% of par value. Recent price performance of these bonds has generated unrealized losses, driven primarily by liquidity events in the U.S. mortgage market. The delinquency trend of the underlying collateral has deteriorated from original expectations, although performance has been considerably better than that of similar U.S. mortgage backed assets. Furthermore, home prices in Puerto Rico have not experienced the significant deterioration in value as those in the U.S. mainland. During the third quarter of 2008, as part of its impairment testing under EITF 99-20, the Company recognized an other-than-temporary-impairment of approximately $0.9 million on one security from this portfolio due to the probability of higher principal and interest losses. Two additional securities were also evaluated. Expected losses have not increased for these securities, and management believes they are not other-than-temporarily-impaired. In January 2009, the FASB issued an amendment to EITF 99-20 aligning the impairment model of Issue No 99-20 to be more consistent with that of FASB Statement 115, “Accounting for Certain Investments in Debt and Equity Securities”, by eliminating the requirement to consider market participants’ views of cash flows of a security in determining whether or not an-other-than-temporary impairment had occurred. This change was effective for interim and annual reporting periods ending after December 15, 2008. At December 31, 2008, the Company revised its procedures to account for this change and determined that no additional impairments were required under EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.” However, it is possible that future loss assumptions could change and cause future other-than-temporary-impairment charges.

During the fourth quarter of 2007, the Company transferred its held to maturity portfolio, amounting to approximately $1.8 billion, to the available for sale portfolio and subsequently sold $437.5 million in long dated U.S. Treasury securities for a gain. The sale was executed to reduce the Company’s interest rate risk exposure. Management weighed certain factors in making the decision to transfer the securities from the held to maturity to available for sale, and determined its revised interest rate risk parameters required greater flexibility in asset/liability management. Since the transfer did not qualify under the exemption provisions for the sale or transfer of held to maturity securities under SFAS 115, the reclassification decision by the Company is deemed to have “tainted” the held to maturity category and it will not be permitted to classify prospectively any investment securities scoped under SFAS 115 as held to maturity for a period of two years. The Company recognized at the time of the transfer the unrealized loss on available for sale securities, net of taxes. Under current conditions, based on credit

Management’s discussion and analysis of financial condition and results of operations characteristics of the investment portfolio, management assessment is that the Company has the intent and ability to retain its portfolio of investment securities until market recovery.

During the fourth quarter of 2007, the Company entered into various interest rate cap transactions to hedge part of the interest rate risk associated with some assets purchases. These transactions are intended to be economic hedges, but will be accounted for as trading account instruments.

The following table summarizes Doral Financial’s securities holdings as of December 31, 2008.

Table O—Investment securities

	Held	Available	Total investment
	for trading	for sale	securities

	(in thousands)

Mortgage-backed securities
GNMA, FHLMC and FNMA	$—	$1,107,779	$1,107,779
CMO Government Sponsored Agencies	—	1,584,737	1,584,737
CMO Private Label	731	352,079	352,810
Variable interest-only strips	51,709	—	51,709
Fixed interest-only strips	470	—	470
U.S. Treasury	198,680	—	198,680
U.S. government sponsored agency obligation	—	292,943	292,943
Puerto Rico government obligations	—	89,638	89,638
Other	287	1,975	2,262

Total	$251,877	$3,429,151	$3,681,028

For additional information regarding the composition of Doral Financial’s investment securities, please refer to Notes 6, 7 and 8 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus.

Liquidity and capital resources

Doral Financial has an ongoing need for capital to finance its lending, servicing and investing activities. Doral Financial’s cash requirements arise mainly from loan originations and purchases, purchases and holding of securities, repayments of debt upon maturity, payments of operating and interest expenses, servicing advances and loan repurchases pursuant to recourse or warranty obligations. Sources of funds include deposits, advances from FHLB and other borrowings, proceeds from the sale of loans, and of certain available for sale investment securities and other assets, payment from loans held on balance sheet, and cash income from assets owned, including payments from owned mortgage servicing rights and interest only strips. The Company’s Asset and Liability Committee (“ALCO”) established and monitors liquidity guidelines to ensure the Company’s ability to meet these needs. Doral Financial currently has and anticipates that it will continue to have adequate liquidity, financing arrangements and capital resources to finance its operations in the ordinary course of business.

Impact of Recapitalization of the holding company and restructuring of mortgage operations on liquidity

On July 19, 2007, Doral Financial completed the private sale of 48,412,968 newly issued shares of common stock to Doral Holdings for an aggregate purchase price of $610.0 million (the “Recapitalization”). The Recapitalization ensured that the holding company remained a source of strength for its banking subsidiaries.

Management’s discussion and analysis of financial condition and results of operations

In connection with the Recapitalization, on July 19, 2007, Doral Financial also transferred its mortgage servicing and mortgage origination operations to Doral Bank PR, its principal banking subsidiary. This transfer has resulted in a more traditional operating structure in which most of the Company’s operational liquidity needs are at the subsidiary level.

On July 26, 2007, the Company sold the branch network of Doral Bank NY. In connection with these transactions, Doral Bank PR obtained regulatory approval to pay a cash dividend of $155.0 million to the holding company and Doral Bank NY received regulatory approval to effect a capital distribution to the holding company in the amount of $50.0 million, of which $45.0 million was paid on July 30, 2007.

The transactions described above resulted in the significant recapitalization of the holding company and provided the holding company with sufficient funds to repay in full its $625.0 million floating rate senior notes that matured on July 20, 2007, and to fund in August 2007 the settlement of the restatement-related consolidated class action and derivative shareholder litigation and to pay related transaction expenses.

As of December 31, 2008, the holding company’s current principal uses of funds are the payment of its obligations, primarily the payment of principal and interest on its debt obligations, and the payment of dividends on its preferred stock. The holding company no longer directly funds any mortgage banking activities. Beyond the amount of unencumbered liquid assets at the holding company, the principal sources of funds for the holding company are principal and interest payments on the portfolio of loans and securities retained on the balance sheet by the holding company and dividends from its subsidiaries, including Doral Bank PR, Doral Bank NY and Doral Insurance Agency. The existing cease and desist order applicable to the holding company requires prior regulatory approval for the payment of any dividends from Doral Bank PR to the holding company. In addition, various federal and Puerto Rico statutes and regulations limit the amount of dividends that the Company’s banking and other subsidiaries may pay without regulatory approval. No restrictions exist on the dividends available from Doral Insurance Agency, other than those generally applicable under the Puerto Rico corporation law.

Since April 2006, Doral Financial has not paid dividends on the Company’s common stock. On March 20, 2009, our Board of Directors suspended the declaration and payment of dividends on all of our outstanding series of preferred stock in order to preserve our capital.

Liquidity is managed at the level of the holding company that owns the banking and non-banking subsidiaries. It is also managed at the level of the banking and non-banking subsidiaries.

Other than changes in short-term borrowings and deposits in the normal course of business and the impact in the Company’s assets and liabilities as a result of the Company’s exposure to LBI in connection with repurchase agreements and forward TBA agreements, there have been no significant or unusual changes in the Corporation’s funding activities and strategy during 2008.

Doral Financial and Doral Bank PR (combined “Doral”), had counterparty exposure to LBI in connection with repurchase financing agreements and forward TBA (“To-Be Announced”) agreements. LBI was placed in a SIPC liquidation proceeding after the filing for bankruptcy of its parent Lehman Brothers Holdings Inc. The filing of the SIPC liquidation proceeding was an event of default under the repurchase agreements and the forward agreements resulting in their termination as of September 19, 2008.

The termination of the agreements led to a reduction in the Company’s total assets and total liabilities of approximately $509.8 million. The termination of the agreements caused Doral to recognize a previously unrealized loss on the value of the securities subject to the agreements, resulting in a $4.2 million charge during the third quarter of 2008. Doral filed a claim with the SIPC trustee for LBI that it is owed approximately $43.3 million, representing the excess of the value of the securities held by LBI above the amounts owed by Doral under the agreements, plus ancillary expenses and damages.

Management’s discussion and analysis of financial condition and results of operations

Doral has fully reserved ancillary expenses and interest. In December 2008, the SIPC trustee announced that final submission of claims for customers was January 2009 and set a deadline of June 2009 for other creditor claims. They also announced that they expect to have enough assets to cover customer claims but stated that they could not determine at this point what would be available to pay general creditors. Based on this information, Doral determined that the process will likely take more than a year and that mounting legal and operating costs would likely impair the ability of LBI to pay 100% of the claims, especially for general creditors. The fourth quarter also saw the continued decline in asset values and management concluded that it was likely that LBI assets would also decline in value. Management evaluated this receivable in accordance with the guidance provided by SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”), and related pronouncements. As a result, Doral accrued a loss of $21.6 million against the $43.3 million owed by LBI as of December 31, 2008. The net receivable of $21.7 million is recorded in “Accounts Receivable” on the Consolidated Statements of Financial Condition. Determining the reserve amount requires management to use considerable judgment and is based on the facts currently available.

On August 19, 2009 the SIPC trustee issued notices of determination to Doral (i) denying Doral’s claims for treatment as a customer with respect to the cash and/or securities held by LBI under the repurchase financing agreements and forward TBA agreements between Doral and LBI, and (ii) converting Doral’s claim to a general creditor claim. On September 18, 2009, Doral filed its objection to this determination by the SIPC trustee.

Once a final determination regarding Doral’s objection is issued and once additional information on the SIPC proceeding is obtained (such as, for example, the amount of general creditor claims and the amount of funds that may be available to cover such general creditor claims), Doral may need to accrue an additional loss with respect to the net LBI receivable of $21.7 million. Such accrual of an additional loss may have a material adverse effect on the Company’s results of operations for the period in which such additional loss is accrued.

The following sections provide further information on the Company’s major funding activities and needs. Also, please refer to the consolidated statements of cash flows in the accompanying consolidated financial statements which provide information on the Company’s cash inflows and outflows.

Liquidity of the banking subsidiaries

Doral Financial’s liquidity and capital position at the holding company differ from the liquidity and capital positions of the Company’s banking subsidiaries. Doral Financial’s banking subsidiaries rely primarily on deposits, including brokered deposits which are all insured so as to meet the coverage for FDIC deposit insurance up to applicable limits, borrowings under advances from FHLB and repurchase agreements secured by pledges of their mortgage loans and mortgage-backed securities as their primary sources of liquidity. The banking subsidiaries also have significant investments in loans and investment securities, which together with the owned mortgage servicing rights, serve as a source of cash. To date, these sources of liquidity for Doral Financial’s banking subsidiaries have not been materially adversely impacted by the current adverse liquidity conditions in the U.S. mortgage and credit markets.

Cash sources and uses

Doral Financial’s sources of cash as of December 31, 2008 include retail and commercial deposits, borrowings under advances from FHLB, repurchase financing agreements, principal repayments and sale of loans and securities.

Management does not contemplate material uncertainties in the rolling over of deposits, both retail and wholesale, and is not engaged in capital expenditures that would materially affect the capital and liquidity positions. In addition, the Company’s banking subsidiaries maintain borrowing facilities with

Management’s discussion and analysis of financial condition and results of operations the FHLB and at the discount window of the Federal Reserve, and have a considerable amount of collateral that can be used to raise funds under these facilities.

Doral Financial uses of cash as of December 31, 2008 include origination and purchase of loans, purchase of investment securities, repayment of obligations as they become due, dividend payments related to the preferred stock, and other operational needs. The Company also is required to deposit cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines because of changes in interest rates, a liquidity crisis or any other factors, the Company will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity.

Primary sources of cash

The following table shows Doral Financial’s sources of borrowings and the related average interest rates as of December 31, 2008 and 2007:

Table P—Sources of borrowings

	As of December 31,
	2008		2007
	Outstanding	Average	Outstanding	Average
	balance	rate	balance	rate

		(dollars in thousands)

Deposits	$4,402,772	3.58%	$4,268,024	4.11%
Repurchase agreements	1,907,447	3.62%	1,444,363	4.97%
Advances from FHLB	1,623,400	3.83%	1,234,000	4.94%
Other short-term borrowings	351,600	0.52%	—	—
Loans payable	366,776	7.27%	402,701	6.88%
Notes payable	276,868	7.31%	282,458	7.31%

Doral Financial’s banking subsidiaries obtain funding for their lending activities through the receipt of deposits, through repurchase agreements, advances from FHLB, from other short-term borrowings, such as term notes backed by Federal Home Loan Bank of New York (“FHLB-NY”) letters of credit and an auction term funds to depository institutions granted by the Federal Reserve under TAF, and other borrowings. As of December 31, 2008, Doral Financial’s banking subsidiaries held approximately $4.2 billion in interest-bearing deposits at a weighted-average interest rate of 3.78%. For additional information regarding the Company’s sources of borrowings please refer to Notes 21, 22, 23, 24, 25 and 26 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus.

Management’s discussion and analysis of financial condition and results of operations

The following table presents the average balance and the annualized average rate paid on each deposit type for the years indicated.

Table Q—Average deposit balance

	Year ended December 31,
	2008		2007		2006
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate

			(dollars in thousands)

Certificates of deposit	$2,994,604	4.45%	$2,782,709	4.94%	$2,945,898	4.27%
Regular passbook savings	332,032	2.56%	380,710	3.56%	449,732	3.28%
NOW accounts and other transaction accounts	381,848	1.57%	437,321	3.04%	527,163	2.80%
Money market accounts	294,847	3.07%	171,371	4.05%	—	—

Total interest bearing	4,003,331	3.91%	3,772,111	4.54%	3,922,793	3.96%
Non-interest bearing	254,566	—	309,482	—	340,794	—

Total deposits	$4,257,897	3.68%	$4,081,593	4.20%	$4,263,587	3.65%

The reduction in total average rate on deposits for the year ended December 31, 2008 was driven by the decline in interest rates during 2008, when compared to the corresponding 2007 period. During the fourth quarter of 2007, the Company reduced interest rates on deposits on its pricing grid impacting the average rate for 2008. Also, the Company was able to replace approximately $0.8 million of matured brokered deposits at lower rates during 2008.

The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at December 31, 2008.

Table R—Certificates of deposit maturities

Amount

(in thousands)

Certificates of deposit maturing:
Three months or less	$800,178
Over three through six months	415,866
Over six through twelve months	638,993
Over twelve months	979,854

Total	$2,834,891

The amounts in the above table, include $2.7 billion in brokered deposits issued in denominations greater than $100,000 to broker-dealers. As of December 31, 2008 all brokered deposits were within the applicable FDIC insurance limit. On October 3, 2008, the President of the U.S. signed the Emergency Economic Stabilization Act of 2008, which among others things, temporarily raised the basic limit on FDIC deposit insurance from $100,000 to $250,000. The temporary increase in deposit insurance became effective upon the President’s signature and ends on December 31, 2009.

On May 20, 2009, the President of the U.S. signed the Helping Families Save Their Homes Act, which extends the temporary increase in the standard maximum deposit insurance amount (“SMDIA”) to $250,000 per depositor through December 31, 2013. This extension of the temporary $250,000 coverage limit became effective immediately upon the President’s signature. The legislation provides that the SMDIA will return to $100,000 on January 1, 2014.

Management’s discussion and analysis of financial condition and results of operations

As of December 31, 2008 and 2007, Doral Financial’s retail banking subsidiaries had approximately $2.7 billion and $2.5 billion, respectively, in brokered deposits obtained through broker-dealers. Brokered deposits are used by Doral Financial’s retail banking subsidiaries as a source of long-term funds, and Doral Financial’s retail banking subsidiaries have traditionally been able to replace maturing brokered deposits. Certificates of deposit with principal amounts of $100,000 or more include time deposits issued to deposit brokers in form of large ($100,000 or more) certificates of deposits that have been participated out by the broker in shares of less than $100,000. As of December 31, 2008, all certificates of deposits were within the applicable FDIC insurance limit. Brokered deposits, however, are generally considered a less stable source of funding than core deposits obtained through retail bank branches. Brokered-deposit investors are generally very sensitive to interest rates and will generally move funds from one depository institution to another based on minor differences in rates offered on deposits.

Doral Financial’s banking subsidiaries, as members of the FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. In addition, the FHLB-NY makes available additional borrowing capacity in form of repurchase agreements on qualifying high grade securities. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 100% of the advances or reimbursement obligations. As of December 31, 2008, Doral Financial’s banking subsidiaries had $1.6 billion in outstanding advances from the FHLB-NY at a weighted-average interest rate cost of 3.83%. Please refer to Note 23 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information regarding such advances.

Doral Financial also derives liquidity from the sale of mortgage loans in the secondary mortgage market. The U.S. (including Puerto Rico) secondary mortgage market is the most liquid in the world in large part because of the sale or guarantee programs maintained by FHA, VA, HUD, FNMA and FHLMC. To the extent these programs are curtailed or the standard for insuring or selling loans under such programs is materially increased, or, for any reason, Doral Financial were to fail to qualify for such programs, Doral Financial’s ability to sell mortgage loans and consequently its liquidity would be materially adversely affected.

Other uses of cash

Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and to mortgage loans sold to certain other investors, require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. While Doral Financial generally recovers funds advanced pursuant to these arrangements within 30 days, it must absorb the cost of the funds it advances during the time the advance is outstanding. For the year ended December 31, 2008, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $36.8 million, compared to $34.7 million for 2007. To the extent the mortgage loans underlying Doral Financial’s servicing portfolio experience increased delinquencies, Doral Financial would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts. In the past, Doral Financial sold pools of delinquent FHA and VA and conventional mortgage loans. Under these arrangements, Doral Financial is required to advance the scheduled payments whether or not collected from the underlying borrower. While Doral Financial expects to recover the amounts advanced through foreclosure or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of the delinquent status of the loans. As of December 31, 2008 and 2007, the outstanding principal balance of such delinquent loans was $177.0 million and $201.7 million, respectively, and the aggregate monthly amount of funds advanced by Doral Financial was $15.5 million and $17.3 million, respectively.

Management’s discussion and analysis of financial condition and results of operations

When Doral Financial sells mortgage loans to third parties, which serves as a source of cash, it also generally makes customary representations and warranties regarding the characteristics of the loans sold. To the extent the loans do not meet specified characteristics, investors are generally entitled to cause Doral Financial to repurchase such loans.

In addition to its servicing and warranty obligations, in the past Doral Financial’s loan sale activities have included the sale of non-conforming mortgage loans subject to recourse arrangements that generally require Doral Financial to repurchase or substitute the loans if the loans are 90 days or more past due or otherwise in default up to a specified amount or limited to a period of time after the sale. To the extent the delinquency ratios of the loans sold subject to recourse are greater than anticipated and Doral Financial is required to repurchase more loans than anticipated, Doral Financial’s liquidity requirements would increase. Please refer to “—Off-balance sheet activities” below for additional information on these arrangements.

In the past, Doral Financial sold or securitized mortgage loans with FNMA on a partial or full recourse basis. Doral Financial’s contractual agreements with FNMA authorize FNMA to require Doral Financial to post collateral in the form of cash or marketable securities to secure such recourse obligation to the extent Doral Financial does not maintain an investment grade rating. As of December 31, 2008, Doral Financial’s maximum recourse exposure with FNMA amounted to $860.0 million and required the posting of a minimum of $44.0 million in collateral to secure recourse obligations. While deemed unlikely by Doral Financial, FNMA has the contractual right to request collateral for the full amount of Doral Financial’s recourse obligations. Any such request by FNMA would have a material adverse effect on Doral Financial’s liquidity and business. Please refer to Note 17 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information and “—Off-balance sheet activities” below for additional information on these arrangements.

Under Doral Financial’s repurchase lines of credit and derivative contracts, Doral Financial is required to deposit cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines because of changes in interest rates, Doral Financial will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity.

Regulatory capital ratios

As of December 31, 2008, Doral Bank PR and Doral Bank NY were in compliance with all the regulatory capital requirements that were applicable to them as a state non-member bank and federal savings bank, respectively, (i.e., total capital and Tier 1 capital to risk-weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). However, as described below, Doral Financial is subject to a consent order pursuant to which it submitted a capital plan in which it has agreed to maintain higher ratios at both the holding company and Doral Bank PR level. As a result of the recapitalization pursuant to which Doral Holdings LLC acquired 90% of the common stock of Doral Financial, except for the requirements of the consent order, Doral Financial is no longer required to meet regulatory capital standards. Set forth below are Doral Financial’s, and its banking subsidiaries’ regulatory capital ratios as of December 31, 2008, based on existing Federal Reserve, FDIC and OTS guidelines. For purpose of these tables, ratios for Doral Financial are calculated as if Doral Financial were the ultimate holding company.

Management’s discussion and analysis of financial condition and results of operations

Table S—Regulatory capital ratios

		Banking Subsidiaries
				Well-
	Doral	Doral	Doral	capitalized
	Financial(2)	Bank-PR	Bank NY	Minimum

Total capital ratio (Total capital to risk-weighted assets)	17.1%	15.5%	19.1%	10.0%
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)	13.8%	14.3%	18.5%	6.0%
Leverage ratio(1)	7.6%	6.4%	15.0%	5.0%

(1)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank PR and Tier 1 capital to adjusted total assets in the case of Doral Bank NY.

(2)	Doral Financial was not subject to regulatory capital requirements as of December 31, 2008. Ratios were prepared as if the company were subject to the requirement for comparability purposes.

As of December 31, 2008, Doral Bank PR and Doral Bank NY were considered well-capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well capitalized institution under the FDIC’s regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on Doral Financial.

On March 16, 2006, Doral Financial entered into a consent order with the Federal Reserve, pursuant to which the Company submitted a capital plan in which it established a target minimum leverage ratio of 5.5% for Doral Financial and 6.0% for Doral Bank PR. For a detailed description of this order, please refer to the “Legal matters” section of this prospectus. While the Tier 1 and Total capital ratios have risk weighting components that take into account the low level of risk associated with the Company’s mortgage and securities portfolios, the Leverage Ratio is significantly lower because it is based on total average assets without any risk weighting. As of December 31, 2008, the Doral Financial’s banking subsidiaries were in compliance with all capital requirements.

On February 15, 2008 and July 30, 2008, the Board of Directors of Doral Financial approved a capital infusion of $80.0 million and $100.0 million, respectively, to Doral Bank to maintain its regulatory capital ratios above well capitalized levels.

Assets and liabilities

At December 31, 2008, Doral Financial’s total assets were $10.1 billion compared to $9.3 billion at December 31, 2007. The increase in assets during 2008 corresponded to the Company’s plan to increase its earning assets by $1.0 billion during 2008. The increase in assets was principally driven by an increase of $1.5 billion in investment securities portfolio, primarily related to the purchase of $3.6 billion in investment securities during 2008, offset by maturities and sales and also, to the increase of $168.8 million in the loan portfolio.

Total liabilities were $9.2 billion at December 31, 2008, compared to $8.0 billion at December 31, 2007. The increase in liabilities largely corresponded to the increase in investment securities and was reflected by the increase of $0.5 billion in securities sold under agreements to repurchase and $0.4 million in advances from FHLB-NY. Also, the increase in liabilities was related to other short-term borrowings amounted to $0.4 billion which represents the balance of a line of credit with the Federal

Management’s discussion and analysis of financial condition and results of operations

Home Loan Bank and auction term funds to depository institutions granted by the Federal Reserve under TAF.

During September 2008, the company reduced its total assets and liabilities by $509.8 million. This reduction was associated with the termination of repurchase financing arrangements and the sale of the collateral associated with such financing arrangements with LBI as a result of the SIPC’s liquidation proceedings of LBI as of September 19, 2008. The termination of the agreements has also caused Doral to recognize a previously unrealized loss on the value of the securities subject to the agreements, resulting in a $4.2 million charge during the third quarter of 2008. Doral filed a claim with the SIPC trustee for LBI that it is owed approximately $43.3 million, representing the excess of the value of the securities held by LBI above the amounts owed by Doral under the agreements, plus ancillary expenses and damages. Doral has fully reserved ancillary expenses and interest. In December 2008, the SIPC trustee announced that final submission of claims for customers was January 2009 and set a deadline of June 2009 for other creditor claims. They also announced that they expect to have enough assets to cover customer claims but stated that they could not determine at this point what would be available to pay general creditors. Based on this information, Doral determined that the process will likely take more than a year and that mounting legal and operating costs would likely impair the ability of LBI to pay 100% of the claims, especially for general creditors. The fourth quarter also saw the continued decline in asset values and management concluded that it was likely that LBI assets would also decline in value. Management evaluated this receivable in accordance with the guidance provided by SFAS No. 5, “Accounting for Contingencies ”(“SFAS 5”), and related pronouncements. As a result, Doral accrued a loss of $21.6 million against the $43.3 million owed by LBI as of December 31, 2008. The net receivable of $21.7 million is recorded in “Accounts Receivable” on the Consolidated Statements of Financial Condition. Determining the reserve amount requires management to use considerable judgment and is based on the facts currently available.

On August 19, 2009 the SIPC trustee issued notices of determination to Doral (i) denying Doral’s claims for treatment as a customer with respect to the cash and/or securities held by LBI under the repurchase financing agreements and forward TBA agreements between Doral and LBI, and (ii) converting Doral’s claim to a general creditor claim. On September 18, 2009, Doral filed its objection to this determination by the SIPC trustee. Once a final determination regarding Doral’s objection is issued and once additional information on the SIPC proceeding is obtained (such as, for example, the amount of general creditor claims and the amount of funds that may be available to cover such general creditor claims), Doral may need to accrue an additional loss with respect to the net LBI receivable of $21.7 million. Such accrual of an additional loss may have a material adverse effect on the Company’s results of operations for the period in which such additional loss is accrued.

Off-balance sheet activities

Prior to 2006, the Company normally sold loans that did not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC (“non-conforming loans”) to local financial institutions on a recourse basis pursuant to which Doral Financial retained part of the credit risk associated with such loans after sale. The Company also sold loans under various recourse agreements to FNMA and FHLMC. Doral Financial’s contingent obligation with respect to such recourse provision is not reflected on Doral Financial’s consolidated financial statements, except for a liability of $8.8 million, as of December 31, 2008, for estimated losses from such recourse agreements, which is included as part of “Accrued Expenses and Other Liabilities.” Doral Financial’s current strategy is to sell loans on a non-recourse basis, except recourse for certain early payment defaults.

In the past, in relation to its asset securitization and loan sale activities, the Company sold pools of delinquent FHA, VA and conventional mortgage loans on a servicing retained basis. Following these transactions, the loans are not reflected on Doral Financial’s Consolidated Statements of Financial

Management’s discussion and analysis of financial condition and results of operations

Condition. Under these arrangements, as part of its servicing responsibilities, Doral Financial is required to advance the scheduled payments of principal and interest whether or not collected from the underlying borrower. While Doral Financial expects to recover a significant portion of the amounts advanced through foreclosure or, in the case of FHA and VA loans, under applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of delinquent status of the loans.

In addition, Doral Financial’s loan sale activities in the past included certain mortgage loan sale and securitization transactions subject to recourse arrangements that require Doral Financial to repurchase or substitute the loan if the loans are 90-120 days or more past due or otherwise in default. The Company is also required to pay interest on delinquent loans in the form of servicing advances. Under certain of these arrangements, the recourse obligation is terminated upon compliance with certain conditions, which generally involve: (1) the lapse of time (normally from four to seven years), (2) the lapse of time combined with certain other conditions such as the unpaid principal balance of the mortgage loans falling below a specific percentage (normally less than 80%) of the appraised value of the underlying property or (3) the amount of loans repurchased pursuant to recourse provisions reaching a specific percentage of the original principal amount of loans sold (generally from 10% to 15%). As of December 31, 2008, the Company’s records reflected that the outstanding principal balance of loans sold subject to full or partial recourse was $1.1 billion. As of such date, the Company’s records also reflected that the maximum contractual exposure to Doral Financial if it were required to repurchase all loans subject to recourse was $1.0 billion. Doral Financial’s contingent obligation with respect to its recourse provision is not reflected on the Company’s Consolidated Financial Statements, except for a liability for estimated losses from such recourse agreements. The Company discontinued the practice of selling loans with recourse obligations in 2005.

The Company’s approach for estimating its liability for expected losses from recourse obligations was based on the amount that would be required to pay for mortgage insurance to a third party in order to be relieved of its recourse exposure on these loans. During the third quarter of 2008, Doral Financial refined its estimate for determining expected losses from recourse obligations as it began to develop more data regarding historical losses from foreclosure and disposition of mortgage loans adjusted for expectations of changes in portfolio behavior and market environment. This actual data on losses showed a substantially different experience than that used for newer loans for which insurance quotes are published.

Doral Financial reserves for its exposure to recourse and the other credit-enhanced transactions explained above amounted $18.5 million and $22.9 million as of December 31, 2008 and December 31, 2007, respectively. The change in the approach used to estimate the extent of the expected losses resulted in a $0.6 million change in the underlying reserves. For additional information regarding sales of delinquent loans refer to “Liquidity and capital resources” above.

Doral Financial is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company’s exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of these instruments. Doral Financial uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 2008, commitments to extend credit and commercial and financial standby letters of credit amounted to approximately $125.8 million and $0.3 million, respectively, and commitments to sell loans amounted to approximately $137.8 million.

Management’s discussion and analysis of financial condition and results of operations

Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

In the ordinary course of the business, Doral Financial makes certain representations and warranties to purchasers and insurers of mortgage loans at the time of the loan sales to third parties regarding the characteristics of the loans sold, and in certain circumstances, such as in the event of early or first payment default. To the extent the loans do not meet specified characteristics, if there is a breach of contract of a representation or warranty or if there is an early payment default, Doral Financial may be required to repurchase the mortgage loan and bear any subsequent loss related to the loan. See “Risk factors—Risks Related To Our Business—Defective and repurchased loans may harm Doral Financial’s business and financial condition.”

Contractual obligations and other commercial commitments

The following tables summarize Doral Financial’s contractual obligations, on the basis of contractual maturity or first call date, whichever is earlier, and other commercial commitments as of December 31, 2008.

Table T—Contractual obligations

	Payments due by period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands)

Deposits	$4,402,772	$3,367,808	$455,630	$244,594	$334,740
Repurchase agreements(1)(2)	1,907,447	609,947	691,000	606,500	—
Advances from the FHLB(1)(2)	1,623,400	552,480	729,920	341,000	—
Other short-term borrowings	351,600	351,600	—	—	—
Loans payable(3)	366,776	49,742	88,954	67,266	160,814
Notes payable	276,868	6,357	12,081	44,291	214,139
Other liabilities	109,306	109,306	—	—	—
Non-cancelable operating leases	46,238	5,993	9,951	9,077	21,217

Total Contractual Cash Obligations	$9,084,407	$5,053,233	$1,987,536	$1,312,728	$730,910

(1)	Amounts included in the table above do not include interest.

(2)	Includes $278.5 million of repurchase agreements with an average rate of 4.88% and $304.0 million in advances from FHLB with an average rate of 5.40%, which the lenders have the right to call before their contractual maturities. The majority of such repurchase agreements and advances from FHLB are included in the less-than-one-year category in the above table but have actual contractual maturities ranging from January 2009 to February 2014. They are included on the first call date basis because increases in interest rates over the average rate of the Company’s callable borrowings may induce the lenders to exercise their call right.

(3)	Secured borrowings with local financial institutions, collateralized by real estate mortgage loans at fixed and variable interest rates tied to 3-month LIBOR. These loans are not subject to scheduled payments, but are expected to be repaid according to the regular amortization and prepayments of the underlying mortgage loans. For purposes of the table above, the Company used a CPR of 12.74% to estimate the repayments.

Management’s discussion and analysis of financial condition and results of operations

Table U—Other commercial commitments(1)

	Amount of commitment expiration per period
	Total amount	Less than			After
	committed	1 year	1-3 years	3-5 years	5 years

	(in thousands)

Commitments to extend credit	$125,762	$99,108	$26,646	$8	$—
Commitments to sell loans	137,797	137,797	—	—	—
Commercial and performance standby letters of credit	325	325	—	—	—
Maximum contractual recourse exposure	1,005,967	—	—	—	1,005,967

Total	$1,269,851	$237,230	$26,646	$8	$1,005,967

(1)	Refer to “Off-Balance Sheet Activities” for additional information regarding other commercial commitments of the Company.

RISK MANAGEMENT

Doral Financial’s business is subject to four broad categories of risks: interest rate risk, credit risk, operational risk and liquidity risk. Doral Financial has specific policies and procedures which have been designed to identify, measure and manage risks to which the company is exposed.

Interest rate risk management

Interest rate risk refers to the risk that changes in interest rates may adversely affect the value of Doral Financial’s assets and liabilities and its net interest income.

Doral Financial’s risk management policies are designed with the goal of maximizing shareholder value with emphasis on stability of net interest income and market value of equity. These policies are also designed to ensure the maintenance of adequate capitalization, liquidity, and other regulatory requirements. The objectives of Doral Financial’s risk management policies are pursued within the limits established by the Board of Directors of the Company. The Board of Directors has delegated the monitoring of interest rate and market risk to its Risk Policy Committee.

Doral Financial’s Asset/Liability Management Committee (“ALCO”) has been created under the authority of the Board of Directors to manage the Company’s interest rate and market risk. The ALCO is primarily responsible for ensuring that Doral Financial operates within the Company’s established asset/liability management policy guidelines and procedures. The ALCO reports directly to the Risk Policy Committee of the Board of Directors.

The ALCO is responsible for:

➢	developing the Company’s asset/liability management and liquidity strategy;

➢	recommending for Board approval asset/liability and liquidity risk limits that are consistent with the Company’s policies;

➢	overseeing product pricing and volume objectives for customer-related activities;

➢	overseeing the Company’s secondary market activities;

➢	monitoring compliance with risk limits and judging adequacy of the execution of tactics by the Funds Management Group; and

Management’s discussion and analysis of financial condition and results of operations

➢	overseeing the maintenance of management information systems that supply, on a timely basis, the information and data necessary for the ALCO to fulfill its role as the Company’s asset/liability manager.

Risk identification measurement and control

Doral Financial manages interest rate exposure related to its assets and liabilities on a consolidated basis. Changes in interest rates can affect the volume of Doral Financial’s mortgage loan originations, the net interest income earned on Doral Financial’s portfolio of loans and securities, the amount of gain on the sale of loans and the value of Doral Financial’s servicing assets, IOs, and loans and securities holdings.

As part of its interest rate risk management practices, Doral Financial has implemented measures to better identify the interest rate risk associated with the Company’s assets and liabilities and has developed policies and procedures to control and manage these risks. Doral Financial continues to explore ways to improve its interest rate risk management practices. The Company currently manages its interest rate risk by principally focusing on the following metrics: (a) net interest income sensitivity; (b) market value equity sensitivity; (c) effective duration of equity; and (d) maturity / repricing gaps. Doral Financial Asset/Liability Management Policies provides a limit structure based on interest income sensitivity, market value equity sensitivity and effective duration of equity. A single limit is defined for effective duration of equity. Net interest income sensitivity limits are set for a twelve month horizon and for defined for instantaneous parallel rate shifts. Specific parallel rate shifts defined for net interest income and market value equity limits are -300 bps, -200 bps, -100 bps, +100 bps, +200 bps, and +300 bps. No specific limits are defined for maturity/repricing gaps, since mismatch risk is fully reflected in net interest income and market value equity sensitivity measures. The explanations below provide definitions, methodologies and assumptions used to estimate interest rate risk metrics:

➢	Net Interest Income Sensitivity. Refers to the relationship between market interest rates and net interest income due to the maturity and repricing characteristics of Doral Financial’s interest-earning assets and interest-bearing liabilities. To measure net interest income exposure to changes in market interest rates, the Company uses earning simulations techniques. These simulations techniques allow for the forecasting of net interest income and expenses under various rate scenarios for the measurement interest rate risk exposures of Doral Financial. Primary scenarios include instantaneous parallel and non-parallel rate shocks. Net interest income sensitivity is measured for time horizons ranging from twelve to sixty months and therefore is a measure focused on short to medium term risk. The basic underlying assumptions for net interest income simulations are: (a) static balance sheet; (b) full reinvestment of funds in similar product/instruments with similar maturity and repricing characteristics; (c) spread risk modeled and assumed constant; (d) prepayment rates on mortgages and mortgage related securities modeled using multi-factor prepayment model; and (e) non-maturity deposit run-offs and embedded options are also taken into account as part of net interest income simulations and risk measurements.

➢	Market Value of Equity Sensitivity. Used to capture and measure the risks associated with longer-term maturity and re-pricing imbalances. Doral Financial uses value simulations techniques for all financial components of the statement of financial condition. Valuation techniques include static cash flows analyses, stochastic models to qualify value of embedded options and prepayment modeling. To complement and broaden the risk analysis, the Company uses duration and convexity analysis to measure the sensitivity of the market value of equity to changes in interest rates. Duration measures the linear change in market value of equity caused by changes in interest rates, while, convexity measures the asymmetric changes in market value of equity caused by changes in interest rates due to the presence of options. The analysis of duration and convexity combined provide a better understanding of the sensitivity of the market value of equity to changes in interest rates.

Management’s discussion and analysis of financial condition and results of operations

➢	Effective Duration of Equity. The effective duration of equity is a broad measure of the impact of interest rates changes on Doral Financial’s capital. The measure summarizes the net sensitivity of assets and liabilities, adjusted for off-balance sheet positions. The stated threshold for Doral Financial effective duration of equity is +/- 12 years.

INTEREST RATE RISK MANAGEMENT STRATEGY

Doral Financial’s current interest rate management strategy is implemented by the ALCO and is designed to reduce the volatility of the Company’s net interest income and to protect the market value of equity. While the current strategy will also use a combination of derivatives and balance sheet management, more emphasis is being placed on balance sheet management. Under the Company’s risk management strategy, the Company’s outstanding open derivative positions increased from $494.0 million at December 31, 2007 to $650.0 million at December 31, 2008.

Net Interest Income Risk.  In order to protect net interest income against interest rate risk, the ALCO employs a number of strategies, which are adjusted in relation to prevailing market conditions.

Internal balance sheet management practices are designed to reduce the re-pricing gaps of the Company’s assets and liabilities. These techniques seek longer term funds through the use of long-term repurchase agreements, advances from FHLB-NY and brokered deposits.

Currently, the Company mainly uses interest rate swaps as part of its interest rate risk management activities. Interest rate swaps represent a mutual agreement to exchange interest rate payments; one party pays fixed rate and the other pays a floating rate. For net interest income protection, Doral Financial typically pays a fixed rate of interest and receives a floating rate of interest.

Market Value of Equity Hedging Strategies.  Due to the composition of Doral Financial’s assets and liabilities, the Company has exposure to decreasing interest rates in the short run and to rising interest rates in medium term to long term. The Company measures the market value of all rate sensitive assets and liabilities; the difference is what is termed market value of equity. The Company measures how this market value of equity fluctuates with different rate scenarios. Management uses duration matching strategies to manage the fluctuations of market value of equity within the long-term targets established by the Board of Directors of the Company.

Duration Risk.  In order to bring duration measures within the long-term target of the Company, management may use a combination of internal liabilities management techniques and derivative instruments. Doral Financial primarily uses the following derivatives for such purposes:

➢	Interest rate swaps

➢	Swaptions

➢	Eurodollar futures

➢	Treasury futures

Doral Financial also enters into forward sale agreements to sell mortgage-backed securities by setting the price in advance to protect the Company against increases in interest rates and concurrent reductions in the price of mortgage-backed securities.

Convexity Risk.  Convexity is a measure of how much duration changes as interest rates change. For Doral Financial, convexity risk primarily results from mortgage prepayment risk. In order to bring convexity measures within the long-term targets of the Company, management primarily uses a combination of internal balance sheet management and the following derivatives:

➢	Swaptions

➢	Put and call options on Eurodollar futures

➢	Put and call options on agency mortgage-backed securities

Management’s discussion and analysis of financial condition and results of operations

➢	Put and call options on treasury futures

Call options represent the right to buy a specified security at a specified price in the future. Their value generally increases as interest rates fall. Put options represent the right to sell a specified security in the future. Their value generally increases as interest rates rise. These instruments enable the Company to hedge against adverse changes in market value of equity due to unexpected movements in interest rates, taking into consideration the duration and interest rate sensitivity of the Company’s loan and investment portfolio.

DORAL FINANCIAL’S RISK PROFILE

Doral Financial’s goal is to manage market and interest rate risk within targeted levels established and periodically reviewed by the Board of Directors. The interest risk profile of the Company is managed by using natural offsets generated by the different components of the balance sheet during the natural course of business operations and through active hedging activities using debt and derivative instruments to achieve targeted risk levels.

The Company’s interest rate risk exposure can be segregated into linear and non-linear risk components based on the varying changes to the market value of equity due to changes in interest rates. The linear risk is managed through interest rate caps and future contracts. The non-linear risk arises primarily from embedded optionality in our products and transactions which allows clients and counterparties to modify the maturity of loans, securities, deposits and/or borrowings. Examples of non-linear risks include the ability of a mortgagee to prepay his/her mortgage or a counterparty exercising its puttable option on a structured transaction. The embedded optionality is primarily managed by purchasing or selling options or by other active risk management strategies involving the use of derivatives, including the forward sale of mortgage-backed securities.

The tables below show the risk profile of Doral Financial (taking into account the derivatives set forth below) under 100-basis point parallel and instantaneous increases or decreases of interest rates, as of December 31, 2008 and 2007.

	Market value	Net interest
As of December 31, 2008	of equity risk	income risk(1)

+ 100 BPS	(0.3)%	15.9%
- 100 BPS	1.2%	2.2%

	Market value	Net interest
As of December 31, 2007	of equity risk	income risk(1)

+ 100 BPS	(10.7)%	(0.8)%
- 100 BPS	1.2%	(1.9)%

(1)	Based on a 12-month forward change in net interest income.

As of December 31, 2008, the market value of equity (“MVE”) sensitivity measure showed a reduction when compared to December 31, 2007. This reduction in MVE sensitivity is due primarily to a contraction of asset durations, specially mortgage loan and mortgage-related investment securities. Also, extensions in maturities of wholesale liabilities help in maintaining MVE sensitivity at a low level. The Company has been actively managing the balance sheet to maintain the interest rate risk measures within policy limits. During the third and fourth quarter of 2008, the Company reduced its portfolio of long dated callable securities and has replaced some of those investments with shorter duration hybrid and variable rate mortgage securities. The Company also extended the maturity of its advances from FHLB, issued long-term brokered certificates of deposits and entered into pay fixed received floating interest rate swaps.

Management’s discussion and analysis of financial condition and results of operations

The net interest income (“NII”) sensitivity measure, based on a 12-month horizon, increased when comparing December 31, 2008 to December 31, 2007. This increase in NII sensitivity was mainly due to the shortening of assets durations.

The following table shows the Company’s investment portfolio sensitivity to changes in interest rates. The table below assumes parallel and instantaneous increases and decreases of interest rates as of December 31, 2008 and December 31, 2007.

	December 31, 2008	December 31, 2007
	change in fair	change in Fair
	value of available	value of available
Change in interest rates (Basis Points)	for sale securities	for sale securities

	(in thousands)

+200	$(169,044)	$(223,737)
+100	(72,832)	(102,851)
Base	—	—
-100	47,100	70,755
-200	80,303	129,464

During the past year Doral Financial has taken steps to structure its balance sheet to reduce the overall interest rate risk. As part of this strategy the Company has reduced its long-term fixed rate and callable investment securities and increased shorter-duration investment securities. Since December 2006, the Company has sold over $4.3 billion of long duration securities and negotiated the termination of callable funding arrangements associated with these securities. Over the course of 2008, the Company increased investment positions in hybrid and variable rate mortgage securities and extended the duration of liabilities as part of its hedging program. This strategy has reduced the overall risk profile of the Company (as measured by MVE) and has increased net interest income sensitivity in the short run. The net interest income sensitivity exposure is expected to decline beyond the twelve month horizon, as liabilities continue to shorten and the Company continues to actively manage balance sheet mismatches to obtain stable net interest income over time.

Derivatives.  As described above, Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates. Derivatives are generally either privately negotiated over-the-counter (“OTC”) contracts or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, caps and collars, forwards and options. Exchange-traded derivatives include futures and options.

The Company is subject to various interest rate cap agreements to manage its interest rate exposure. Interest rate cap agreements generally involve purchase of out of the money caps to protect the Company from larger rate moves and to provide the Company with positive convexity. Non-

Management’s discussion and analysis of financial condition and results of operations performance by the counterparty exposes Doral Financial to interest rate risk. The following table summarizes the Company’s interest rate caps outstanding at December 31, 2008.

Table V—Interest rate caps

Notional	Maturity	Entitled payment	Premium	Fair
amount	date	conditions	paid	value

	(dollars in thousands)

$ 25,000	September, 2010	1-month LIBOR over 5.00%	$205	$1
15,000	September, 2011	1-month LIBOR over 5.50%	134	10
15,000	September, 2012	1-month LIBOR over 6.00%	143	17
35,000	October, 2010	1-month LIBOR over 5.00%	199	1
15,000	October, 2011	1-month LIBOR over 5.00%	172	15
15,000	October, 2012	1-month LIBOR over 5.50%	182	29
50,000	November, 2012	1-month LIBOR over 6.50%	228	52
50,000	November, 2012	1-month LIBOR over 5.50%	545	98
50,000	November, 2012	1-month LIBOR over 6.00%	350	64

$270,000			$2,158	$287

The Company is subject to various interest rate swap agreements to manage its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. The Company principally uses interest rate swaps to convert floating rate liabilities to fixed rate by entering into pay fixed receive floating interest rate swaps. Non-performance by the counterparty exposes Doral Financial to interest rate risk. The following table summarizes the Company’s interest rate swaps outstanding at December 31, 2008.

Table W—Interest rate swaps

Notional	Maturity	Pay	Receive	Fair
amount	date	fixed rate	floating rate	value

	(dollars in thousands)

CASH FLOW HEDGE
$200,000	July, 2010	3.00%	3-month LIBOR minus 0.04%	$(4,608)
10,000	September, 2009	4.57%	1-month LIBOR plus 0.02%	(279)
8,000	September, 2010	4.62%	1-month LIBOR plus 0.02%	(490)
3,000	September, 2011	4.69%	1-month LIBOR plus 0.02%	(259)
10,000	October, 2009	4.30%	1-month LIBOR plus 0.04%	(287)
8,000	October, 2010	4.37%	1-month LIBOR plus 0.02%	(471)
6,000	October, 2011	4.51%	1-month LIBOR plus 0.05%	(491)
5,000	October, 2012	4.62%	1-month LIBOR plus 0.05%	(522)
20,000	November, 2009	4.35%	1-month LIBOR plus 0.02%	(641)
15,000	November, 2010	4.42%	1-month LIBOR	(932)
15,000	November, 2011	4.55%	1-month LIBOR plus 0.02%	(1,281)
45,000	November, 2012	4.62%	1-month LIBOR plus 0.02%	(4,835)

$345,000				$(15,096)

Freestanding Derivatives.  Doral Financial uses derivatives to manage market risk and generally accounts for such instruments on a mark-to-market basis with gains or losses charged to current operations as part of net gain (loss) on securities held for trading as they occur. Contracts with positive fair values are recorded as assets and contracts with negative fair values as liabilities, after the application of netting arrangements. Fair values of derivatives such as interest rate futures contracts or

Management’s discussion and analysis of financial condition and results of operations options are determined by reference to market prices. Fair values for derivatives purchased in the over-the-counter market are determined by valuation models and validated with prices provided by external sources. The notional amounts of freestanding derivatives totaled $305.0 million and $414.0 million, respectively, as of December 31, 2008 and 2007. Notional amounts indicate the volume of derivatives activity, but do not represent Doral Financial’s exposure to market or credit risk. Historically, the high volume of derivatives used by Doral Financial was associated with the Company’s economic hedging strategy. Doral Financial’s current risk management strategy is more focused on internal balance sheet management and the use of interest rate swaps for interest rate risk management purposes. The increased focus on internal balance sheet management has resulted in a lower volume of derivatives.

Derivatives—Hedge Accounting.  Doral Financial seeks to designate derivatives under hedge accounting guidelines when it can clearly identify an asset or liability that can be hedged using hedge accounting guidelines. The notional amounts of swaps treated under hedge accounting totaled $345.0 million and $80.0 million as of December 31, 2008 and 2007, respectively. The Company typically uses interest rate swaps to convert floating rate advances from FHLB to fixed rate by entering into pay fixed receive floating swaps. In these cases, the Company matches all of the terms in the advances from FHLB to the floating leg of the interest rate swap. Since both transactions are symmetrically opposite the effectiveness of the hedging relationship is high.

The following table summarizes the total derivatives positions at December 31, 2008 and 2007, respectively, and their different designations.

Table X—Derivatives positions

	December 31, 2008		December 31, 2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value

	(in thousands)

Cash flow Hedges
Interest rate swaps	$345,000	$(15,096)	$80,000	$(937)
Other derivatives
Interest rate swaps	—	—	115,000	(1,951)
Interest rate caps	270,000	287	270,000	1,481
Forward contracts	35,000	(187)	29,000	(6)

	305,000	100	414,000	(476)

	$650,000	$(14,996)	$494,000	$(1,413)

The following tables summarize the fair values of Doral Financial’s derivatives as well as the source of the fair values.

Table Y—Fair value reconciliation

Year ended
December 31, 2008

(in thousands)

Fair value of contracts outstanding at the beginning of the year	$(476)
Adjustment related to swaps designated as cash flow hedge during the year	1,952
Changes in fair values during the year	(1,376)

Fair value of contracts outstanding at the end of the year	$100

Management’s discussion and analysis of financial condition and results of operations

Table Z—Source of fair value

	Payment due by period
	Maturity			Maturity
	less than	Maturity	Maturity	in excess of	Total fair
As of December 31, 2008	1 year	1-3 years	3-5 years	5 years	value

	(in thousands)

Source of Fair Value
Prices actively quoted	$(187)	$—	$—	$—	$(187)
Prices provided by internal sources	—	27	260	—	287

	$(187)	$27	$260	$—	$100

The use of derivatives involves market and credit risk. The market risk of derivatives arises principally from the potential for changes in the value of derivative contracts based on changes in interest rates.

The credit risk of OTC derivatives arises from the potential of counterparties to default on their contractual obligations. To manage this credit risk, Doral Financial deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, as needed, obtains collateral. Master netting agreements incorporate rights of set-off that provide for the net settlement of contracts with the same counterparty in the event of default. As a result of the ratings downgrades affecting Doral Financial, counterparties to derivatives contracts used for interest risk management purposes could increase the applicable margin requirements under such contracts, or could require the Company to terminate such agreements.

Table AA—Derivative counterparty credit exposure

	December 31, 2008
						Weighted
			Total			average
			exposure			contractual
	Number of		at fair	Negative	Total	Maturity
Rating(1)	counterparties(2)	Notional	value(3)	fair values	fair value	(in years)

	(dollars in thousands)

AA-	1	$215,000	$259	$—	$259	3.45
A+	2	410,000	28	(15,137)	(15,109)	1.95
A	1	25,000	—	(146)	(146)	0.07

Total derivatives	4	$650,000	$287	$(15,283)	$(14,996)	2.37

(1)	Based on the S&P Long-Term Issuer Credit Ratings.

(2)	Based on legal entities. Affiliated legal entities are reported separately.

(3)	For each counterparty, this amount includes derivatives with a positive fair value including the related accrued interest receivable/payable (net).

Management’s discussion and analysis of financial condition and results of operations

	December 31, 2007
						Weighted
			Total			average
			exposure			contractual
	Number of		at fair	Negative	Total	maturity
Rating(1)	counterparties(2)	Notional	value(3)	fair values	fair value	(in years)

	(dollars in thousands)

AA	1	$250,000	$241	$(2,889)	$(2,648)	2.95
AA-	1	215,000	1,241	—	1,241	4.45
A+	2	29,000	6	(12)	(6)	0.04

Total derivatives	4	$494,000	$1,488	$(2,901)	$1,413	3.43

(1)	Based on the S&P Long-Term Issuer Credit Ratings.

(2)	Based on legal entities. Affiliated legal entities are reported separately.

(3)	For each counterparty, this amount includes derivatives with a positive fair value including the related accrued interest receivable/payable (net).

Credit risk

Doral Financial is subject to credit risk with respect to its portfolio of loans receivable. Loans receivable are loans that Doral Financial holds for investment and, therefore, the Company is at risk for the term of the loans. With respect to mortgage loans originated for sale as part of its mortgage banking business, Doral Financial is generally at risk for any mortgage loan default from the time it originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, Doral Financial is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed within a range of 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750, in addition to the mortgage collateral.

Prior to 2006, the Company sold loans on a recourse basis as part of the ordinary course of business. As part of such transactions, the Company committed to make payments to remedy loan defaults or to repurchase defaulted loans. Please refer to “Off-Balance Sheet Activities” above for additional information regarding recourse obligations. In mid 2005, the Company discontinued the practice of selling mortgage loans with recourse, except for recourse related to early payments defaults. The residential mortgage portfolio includes loans that, at some point were repurchased pursuant to recourse obligations and, as a result, have a higher credit risk. Repurchases of delinquent loans from recourse obligations in 2008 amounted to $23.2 million and resulted in a loss of $2.4 million. When repurchased from recourse obligations, loans are recorded at their market value, which includes a discount for poor credit performance.

Doral Financial has historically provided land acquisition, development, and construction financing to developers of residential housing projects and, as consequence, has a relatively high credit risk exposure to this sector. Construction loans extended to developers are typically adjustable rate loans, indexed to the prime interest rate with terms ranging generally from 12 to 36 months. Doral Financial principally targeted developers of residential construction for single-family primary-home occupancy. As a result of the negative outlook for the Puerto Rico economy and its adverse effect on the construction industry, in the fourth quarter of 2007, the Company ceased financing new housing projects in Puerto Rico. As a result, the exposure to the residential construction sector has decreased from $594.7 million as of December 31, 2007, to $437.5 million as of December 31, 2008. Management expects that the amounts of loans and exposure to the construction industry will continue to decrease in subsequent years.

Management’s discussion and analysis of financial condition and results of operations

Because most of Doral Financial’s loans are made to borrowers located in Puerto Rico and secured by properties located in Puerto Rico, the Company is subject to credit risks tied to adverse economic, political or business developments and natural hazards, such as hurricanes, that may affect Puerto Rico. Puerto Rico economy has been in a recession since 2006. This has affected borrowers’ disposable incomes and their ability to make payments as due, causing an increase in delinquency and foreclosures rates. The Company believes that these conditions will continue to affect its credit quality. In addition, there is evidence that property values have declined from their peak. This has reduced borrowers’ capacity to refinance and increased the exposure to loss upon default. This decline is incorporated into the loss rates used for calculating the Company’s allowance for loan and lease losses.

Doral Financial mitigates loan defaults on its construction and commercial portfolios through its Loan Workout function. The function’s main responsibilities are avoiding defaults and minimizing losses upon default of relatively large credit relationships. The group utilizes relationship officers, collection specialists and attorneys. In the case of residential construction projects, the workout function monitors project specifics, such as project management and marketing, as deemed necessary. With respect to residential mortgages, the Company employs industry standard collection and loss mitigation strategies.

The Company also engages in the restructuring of the debt of borrowers who are delinquent due to economic or legal reasons, if the Company determines that it is in the best interest for both the Company and the borrower to do so. In some cases, due the nature of the borrower’s financial condition, the restructure or loan modification fits the definition of Troubled Debt Restructuring (“TDR”) as defined by the Standard of Financial Accounting 15 “Accounting by Debtors and Creditors of Troubled Debt Restructurings”. Such restructures are identified as TDRs and accounted for based on the provisions SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. As of December 31, 2008, the Company had restructured $163.9 million, $38.0 million and $67.8 million of residential construction, commercial and residential mortgage loans within its portfolio, respectively, that fit the definition of TDR’s.

Non-performing assets and allowance for loan and lease losses

Non-performing assets consist of loans on a non-accrual basis, other real estate owned and other non-performing assets. Loans are placed on a non-accrual basis after they are delinquent for more than 90 days. On a case by case basis, the Company may decide that a particular loan should be placed in non-accrual status based on the borrower’s financial condition, or, in the case of construction loans, if a given project is considered to be seriously behind schedule or experiencing economic distress. Generally, when the loan is placed on non-accrual, all accrued but unpaid interest to date is reversed. Such interest, if collected, is credited to income in the period of the recovery, and the loan returns to accrual when it becomes current and/or collectibility is reasonably assured. The Company places in non-accrual status all residential construction loans classified as substandard whose sole source of payment are interest reserves funded by Doral Financial. For the years ended December 31, 2008, 2007 and 2006, Doral Financial would have recognized $24.6 million, $22.8 million and $7.2 million, respectively, in additional interest income had all delinquent loans been accounted for on an accrual basis. This amount also includes interest reversal on loans placed on non-accrual status during the year.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth information with respect to Doral Financial’s non-accrual loans, other real estate-owned (“OREO”) and other non-performing assets as of the dates indicated.

Table BB—Non-performing Assets

	As of December 31,
	2008	2007	2006	2005	2004

	(dollars in thousands)

Non-accrual loans:
Residential mortgage loans—held for sale(1)	$4,942	$4,603	$62,466	$171,298	$14,537
Residential mortgage loans—held for sale past due 90 days and still accruing(1)(2)	—	—	—	—	85,075
Residential mortgage loans—held for investment(3)	346,579	256,949	110,332	3,904	3,644

Total non-accrual residential mortgage loans(4)	351,521	261,552	172,798	175,202	103,256
Other lending activities:
Construction loans(5)	215,080	265,275	144,638	9,042	16,639
Commercial real estate loans	116,841	86,590	47,162	8,594	4,786
Commercial real estate loans—held for sale	1,130	—	3,384	2,923	3,749
Consumer loans	3,288	4,303	2,813	1,932	1,457
Commercial non-real estate loans	3,179	3,040	5,571	1,056	512
Lease financing receivable	1,053	1,032	1,075	158	—
Land loans	29,613	14,507	—	—	—

Total non-accrual other lending activities	370,184	374,747	204,643	23,705	27,143

Total non-accrual loans	721,705	636,299	377,441	198,907	130,399
Construction loans past due 90 days and still accruing	—	—	—	170	128

Total non-performing loans	721,705	636,299	377,441	199,077	130,527
Repossessed Units	191	419	577	—	—
OREO(6)	61,340	38,154	33,197	17,662	20,072

Total NPAs of Doral Financial (consolidated)	$783,236	$674,872	$411,215	$216,739	$150,599

Total NPAs as a percentage of the loans portfolio, net and OREO (excluding GNMA defaulted loans)	14.50%	12.84%	8.08%	2.80%	2.28%
Total NPAs of Doral Financial as a percentage of consolidated total assets	7.73%	7.25%	3.47%	1.25%	0.84%
Total non-performing loans to total loans (excluding GNMA defaulted loans)	13.19%	11.91%	7.36%	2.57%	1.97%
Ratio of allowance for loan and lease losses to total non-performing loans (excluding loans held for sale) at end of period(7)	18.45%	19.75%	21.58%	140.99%	76.86%

(1)	Does not include approximately $165.6 million, $126.0 million, $100.3 million, $74.0 million and $71.2 million of GNMA defaulted loans (for which the Company has the option, but not an obligation, to buy-back from the pools serviced), included as part of the loans held for sale portfolio as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively. Also, excludes $10.2 million, of 90-days-past-due FHA/VA loans as of December 31, 2004, which were not considered non-performing assets by Doral Financial because the principal balance of these loans is insured or guaranteed under applicable FHA and VA programs and interest is, in most cases, fully recovered in foreclosure proceedings. Under the new estimates, which were modified during the first quarter of 2005, all FHA/VA loans 90 days past due are placed in non-accrual and therefore, considered non-performing assets.

Management’s discussion and analysis of financial condition and results of operations

(2)	During the first quarter of 2005, the Company changed its estimates for non-accrual loans as a result of conforming the non-accrual policies of its mortgage banking units to that of its banking subsidiaries, pursuant to which loans held for sale are placed on a non-accrual basis after they are delinquent for more than 90 days. Prior to 2005, loans held for sale by Doral Financial’s mortgage banking units were placed on a non-accrual status if they had been delinquent for more than 180 days to the extent that the loan-to-value ratio indicated concern as to the collectibility of the loan. From the second quarter of 2002 until 2004, loans held for sale by the Company’s mortgage banking units were placed on a non-accrual basis after they were delinquent for more than 180 days to the extent that the loan-to-value ratio indicated that there was a concern as to ultimate collectibility of the loan.

(3)	During 2007 and 2006, the Company reclassified $1.4 billion and $961.5 million, respectively, from its loans held for sale portfolio to its loans receivable portfolio.

(4)	Includes approximately $5.3 million, $2.1 million, $1.0 million and $6.8 million of FHA and VA loans where the principal balance of these loans is insured or guaranteed under applicable programs and interest is, in most cases, fully recovered in foreclosure proceedings as of December 31, 2008, 2007, 2006 and 2005, respectively.

(5)	As of December 31, 2007 and 2006, construction loans included $113.3 million and $68.8 million, respectively, of construction, land and commercial loans, classified as substandard but accruing.

(6)	Excludes FHA and VA claims amounting to $17.9 million, $16.4 million, $11.5 million, $12.9 million and $32.4 million as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

(7)	Refer to non-performing loans and allowance for loan and lease losses above for additional information regarding the Company’s methodology for assessing the adequacy of the allowance for loan and lease losses.

Non-performing assets increased by $108.4 million, or 16%, during 2008. The increase in non-performing assets was mainly driven by increases in delinquency within the residential mortgage portfolio, as a direct consequence of adverse macroeconomic trends in Puerto Rico. Delinquency within the residential mortgage portfolio was partially offset by improvement in the performance of the construction development portfolio. During 2008, the mix of non-performing loans changed. As of December 31, 2007, the majority of the non-performing loans pertained to the residential mortgage portfolio; specifically 44%. The residential mortgage portfolio was followed by construction and land, which contributed 42% of non-performers. As of the end of 2008, the contribution of construction and land loans decreased to 31%, while that of the residential mortgage increased to 53%. This trend in the non-performing portfolio mix should result in relatively lower charge-offs in future periods, arising from the fact that the construction and land portfolios have historically had significantly higher charge-offs than the residential mortgage portfolio.

As of December 31, 2008, non-performing residential mortgage loans increased by $89.6 million, or 35%, compared to December 31, 2007. The increase in delinquency is mostly attributable to two main factors. Because of high geographical concentration of risk in Puerto Rico, Doral borrowers have been subject to higher level of economic stress in 2008. Macroeconomic pressure has significantly affected both early stage delinquency and cures from later delinquency segments. Deteriorating performance has affected the Company’s own portfolio as well as its $9.5 billion portfolio of loans serviced for third parties. Non-performing levels have also been affected by the natural aging of its 2004 and 2005 vintages, which reached their delinquency peaks in 2008. These vintages account for 48% and 53% of the total mortgage and non-performing mortgage portfolios, respectively.

Doral Financial bears a lower credit risk on its mortgage portfolio when compared to other large-scale mortgage bankers in the continental United States as a result of the characteristics of its portfolio. Doral

Management’s discussion and analysis of financial condition and results of operations

Financial does not hold a significant amount of adjustable interest rate, negative amortization, or other exotic credit features that are common in other parts of the United States. Substantially all residential mortgage loans are fixed rate, regular amortizing loans. The following table shows the composition of the mortgage non-performing loans according to their actual loan-to-value and whether they are covered by mortgage insurance. Loan-to-value ratios are calculated based on current unpaid balances and original property values.

Table CC—Composition of mortgage non-performing assets

Collateral type	Loan to value	Distribution

FHA/VA loans		1.5%
Loans with private mortgage insurance		8.5%
Loans with no mortgage insurance	< 60%	16.5%
	61-80%	46.2%
	81-90%	19.0%
	Over 91%	8.3%

Total loans		100.0%

Actual loan-to-value ratios are considered when establishing the levels of general reserves allocated the individual loans within the residential mortgage portfolio. Assumed severity losses fluctuate depending on the different LTV levels of individual loans. Refer to paragraphs below for additional information on the assumptions used to establish general reserves for this portfolio.

As part of its regular collection and loss mitigation activities, as of December 31, 2008, the Company has fully restructured $163.9 million of mortgage loans. A portion of these loans have proven repayment capacity for a sufficient amount of time and therefore, have been replaced in accruing status. Restructured loans amounting to $30.3 million are yet to prove repayment capacity and/or not complying with their modified contractual terms. Accordingly, the Company continues to place them in non-accrual status and reporting them as non-performing within Table BB above.

Doral Financial believes that the value of the OREO reflected on its consolidated statements of financial condition as of December 31, 2008 represents a reasonable estimate of the properties’ fair values, net of disposition costs. The fair value of the OREO is normally determined on the basis of internal and external appraisals and physical inspections. During 2008, the Company sold 336 OREO properties, representing $33.0 million in unpaid balance. Total proceeds amounted to $31.6 million, representing the recovery of 96% and 107% of unpaid balance and book value, respectively.

During 2008, non-performing construction loans decreased by $50.2 million, or 19%, compared to December 31, 2007. The consolidated construction loan portfolio decreased by $82.1 million, or 14%, since December 31, 2007. The reduction in this portfolio was driven by a $157.2 million decrease in the portfolio of construction loans to develop residential housing in Puerto Rico. Such decrease came as a result of an increased number of unit sales underlying the portfolio projects and regular portfolio run-off. During most of 2008, several residential construction projects financed by the Company experienced increased levels of unit sales, representing an aggregate repayment of $195.4 million of principal. The pick up in sales volume was mainly attributable to the incentives established by the government of Puerto Rico through Law 197 for buyers of newly constructed homes, in the form of a $25,000 down payment assistance and the Company’s own programs to assist builders to market and sell finished units. Although the tax credits available under Law 197 have expired, the Company anticipates that the exposure to the residential construction sector will continue decreasing.

Despite favorable activity during 2008, the construction loan portfolio contributes 30% of the Company’s total non-performing loans. This portfolio has been directly affected by the deterioration in the overall Puerto Rico economy because the underlying loans’ repayment capacity is dependent on the

Management’s discussion and analysis of financial condition and results of operations ability to attract home-purchasers and maintain housing prices. During most of the past two years, but especially during the latter part of 2007, the Company’s portfolio experienced a significant increase in default rates resulting from borrowers not being able to sell finished units within the loan term. As of December 31, 2008 and 2007, 43% and 45%, respectively, of the loans within the construction portfolio were considered non-performing loans. Although the Company is taking steps to mitigate the credit risk underlying these loans, their ultimate performance will be affected by each borrower’s ability to complete the project, maintain the pricing level of the housing units within the project, and sell the inventory of units within a reasonable timeframe.

During 2008, Doral Financial did not enter into commitments to fund new construction loans in Puerto Rico for residential housing projects. Commitments to fund new construction loans in New York amounted to $54.9 million for the year ended December 31, 2008. For the year ended December 31, 2007, Doral Financial entered into $414.3 million of commitments to disburse construction loans. The following table presents further information on the Company’s construction portfolio.

	As of December 31
	2008	2007

	(dollars in thousands)

Construction loans(1)	$506,031	$588,174
Total undisbursed funds under existing commitments(2)	54,160	139,172
Construction loans, in non-accrual status	215,080	152,021
Construction loans, classified as substandard, but accruing(3)	—	113,254

Total non-performing construction loans	$215,080	$265,275

Net charge offs—Construction loans	$21,749	$6,060
Allowance for loan losses—Construction loans	$45,159	$56,776
Non-performing construction loans to total construction loans	42.5%	45.1%
Allowance for loan losses—construction loans to total construction loans	8.9%	9.7%
Net charge-offs to total construction loans	4.3%	1.0%

(1)	Includes $422.6 million and $422.4 million of construction loans for residential housing projects as of December 31, 2008 and 2007, respectively. Also includes $83.4 million and $165.8 million of construction loans for commercial, condominiums and multi-family projects as of December 31, 2008 and 2007, respectively.

(2)	Excludes undisbursed funds to matured loans and loans in non-accrual status.

(3)	Since January 1, 2008, the Company placed in non-accrual all residential construction loans classified as substandard if their source of payment was interest reserves funded by Doral Financial.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes certain information regarding Doral Financial’s allowance for loan and lease losses for both Doral Financial’s banking and mortgage banking businesses for the years indicated.

Table DD—Allowance for loan and lease losses

	As of December 31,
	2008	2007	2006	2005	2004

	(dollars in thousands)

Allowance for loan and lease losses:
Balance at beginning of year	$124,733	$67,233	$35,044	$20,881	$14,919
Provision (recovery) for loan and lease losses:
Construction loans	10,142	25,240	17,907	13,212	5,364
Residential mortgage loans	13,968	17,127	4,298	368	332
Commercial real estate loans	12,235	11,065	8,703	2,557	1,834
Consumer loans—secured by mortgage	—	—	—	—	(4)
Consumer loans	8,101	10,510	5,810	4,729	2,060
Lease financing	606	464	1,022	788	150
Commercial non-real estate loans	2,383	2,642	1,839	775	933
Land secured loans	1,421	11,166	250	(60)	(285)

Total provision for loan and lease losses	48,856	78,214	39,829	22,369	10,384
Charge-offs:
Construction loans	(21,749)	(6,060)	(1,050)	(4,938)	(831)
Residential mortgage loans	(2,006)	(1,444)	—	(223)	(20)
Commercial real estate loans	(8,690)	(2,379)	(965)	(29)	—
Consumer loans	(7,891)	(7,931)	(4,612)	(2,744)	(2,521)
Commercial non-real estate loans	(1,232)	(2,542)	(1,665)	(827)	(723)
Lease financing receivable	(1,012)	(1,160)	—	—	—
Land secured loans	—	—	(170)	—	—

Total charge-offs	(42,580)	(21,516)	(8,462)	(8,761)	(4,095)
Recoveries:
Construction loans	—	—	224	—	100
Commercial real estate loans	132	7	14	173	—
Consumer loans	593	454	260	255	202
Commercial non-real estate loans	71	102	324	219	45
Leasing financing receivable	215	239	—	—	—

Total recoveries	1,011	802	822	647	347
Net charge-offs	(41,569)	(20,714)	(7,640)	(8,114)	(3,748)
Other	—	—	—	(92)	(674)

Balance at end of year	$132,020	$124,733	$67,233	$35,044	$20,881
Allowance for loan and lease losses as a percentage of loans receivable outstanding, at the end of year(1)(2)	2.51%	2.47%	1.94%	1.39%	1.18%
Provision for loan losses to net charge- offs	117.53%	377.59%	521.32%	275.68%	277.05%
Net charge-offs to average loans receivable outstanding	0.80%	0.50%	0.23%	0.39%	0.23%
Allowance for loan and lease losses to net charge-offs	317.59%	602.17%	880.01%	431.90%	557.12%

(1)	For purpose of this ratio, the denominator includes loans secured by real estate of $448.0 million and $200.1 million as of December 31, 2005 and 2004, respectively, resulting from mortgage transfers from local institutions that were recharacterized as commercial loans for accounting and financial reporting purposes and for which no allowance for loan losses was provided.

(2)	During 2007 and 2006, the Company transferred $1.4 billion and $961.5 million from loans held for sale to the loans receivable portfolio. The loans transferred were recognized in the Company’s loans receivable portfolio discounted at its market value.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth information concerning the allocation of Doral Financial’s allowance for loan and lease losses by loan category and the percentage of loans in each category to total loans as of the dates indicated:

Table EE—Allocation of allowance for loan and lease losses

	2008		2007		2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(dollars in thousands)

Loans receivable:
Construction	$45,159	10%	$56,766	12%	$37,586	24%	$20,748	31%	$12,510	35%
Residential mortgage loans	33,026	69%	21,064	66%	5,381	52%	1,063	20%	974	23%
Commercial—secured by real estate	27,076	14%	23,399	15%	14,706	16%	6,798	35%	4,097	32%
Consumer—other	7,964	2%	7,161	1%	4,128	1%	4,272	3%	2,032	4%
Lease financing receivable	1,312	0%	1,503	1%	1,960	1%	938	2%	150	0%
Commercial non-real estate	4,290	3%	3,068	3%	2,866	5%	766	6%	599	2%
Loans on savings deposits	—	0%	—	0%	—	0%	—	1%	—	1%
Land secured	13,193	2%	11,772	2%	606	1%	459	2%	519	3%

Total	$132,020	100%	$124,733	100%	$67,233	100%	$35,044	100%	$20,881	100%

Starting in the second half of 2006 and throughout 2007, Doral Financial experienced higher levels of delinquencies and noted worsening trends in the Puerto Rico economy that suggested increased credit risk. As a result, the Company increased its loan loss provisions to account for the increased levels of risk and their effect on the portfolio. The Company’s allowance for loan and lease losses increased by $80.6 million, or 183%, between June 30, 2006 and December 31, 2007. As a result of the increase, the allowance for loan and lease losses as a percentage of loans receivable increased from 1.27% to 2.47% between June 30, 2006 and December 31, 2007. During 2008, Puerto Rico experienced deteriorating macroeconomics trends that contributed to continued increases in default levels in the retail business units. Portfolios underlying retail products including residential mortgage and small-commercial real estate suffered significant increases in defaulted rates. The portfolios entailing large commercial and residential construction loans, however, experienced improved performance in 2008. The Company attributes improved performance to tightened workout efforts and the decision to interrupt lending within the residential construction sector in 2007.

Doral Financial’s provision for loan and lease losses for the year ended December 31, 2008, amounted to $48.9 million, compared to $78.2 million for the corresponding 2007 period. The decrease in the provision is mostly driven by the fact that delinquency during 2008 was steadier than the delinquency and performance indicators of the corresponding 2007 period. Non-performing loans as of December 31, 2008 increased by $85.4 million, or 13%, compared to December 31, 2007, while they increased by $258.9 million, or 69%, in the corresponding preceding period. The decrease in provision is also attributed to the change in the mix of non-performing loans experienced during 2008. The increase on non-performing loans in 2008 was concentrated in the residential mortgage portfolio, whereas the increase in 2007 was concentrated within the construction portfolio. Historical charge-offs experienced in the construction portfolio have been significantly higher than those of the residential portfolio, and therefore, the latter bears a lower inherent risk and lower expected severity losses. The provision for 2007 was mainly driven by the request and receipt of several appraisals of real estate properties used as collateral on several of the portfolio’s construction and large-commercial loans. These appraisals corresponded, to the most part, to loans that defaulted in 2007. Although 2008 appraisals suggest a similar depreciation in collateral values, the volume of defaults was lower.

Management’s discussion and analysis of financial condition and results of operations

Net charge-offs for the year ended December 31, 2008 increased when compared to the corresponding 2007 period by $20.9 million, or 100%. The increase was mostly driven by troubled loan relationships within the commercial and residential construction portfolios that had been identified and reserved for in earlier periods, including 2007. Given the mature stage of its portfolio and the fact that new lending was discontinued in the fourth quarter of 2007, the Company expects that the residential construction portfolio will continue its current trend in which realized losses through charge-offs are higher than current provisions.

Higher charge-off rates in the construction and commercial real estate portfolios during 2008 resulted in a decrease in the ratios of the allowance for loan and lease losses to total loans and the corresponding ratio over non-performing loans. The resulted decrease is related to the fact that the charge-offs decreased the loan allowance and total loan balance, including non-performers, by the same amount. Should no charge-offs had been executed, the coverage ratios would have amounted to 3.32% and 23.03%, respectively.

The Company evaluates impaired loans and the related valuation allowance based on SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Commercial and construction loans over $2.0 million that are classified as substandard are evaluated individually for impairment. Loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement. The impairment loss, if any, on each individual loan identified as impaired is generally measured based on the present value of expected cash flows discounted and the loan’s effective interest rate. As a practical expedient, impairment may be measured based on the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. If foreclosure is probable, the Company is required to measure the impairment based on the fair value of the collateral. The fair value of the collateral is generally obtained from appraisals. Should the appraisal show a deficiency, the Company records a specific reserve for the underlying loan.

The following table summarizes the Company’s impaired loans and the related allowance:

	Year ended December 31,
	2008	2007

	(in thousands)

Impaired loans with allowance	$207,949	$263,234
Impaired loans without allowance	120,378	34,320

Total impaired loans	$328,327	$297,554

Related allowance	$45,099	$53,973
Average impaired loans	$317,844	$257,478

As part of the regular loan workout cycle, the Doral Financial charges off the portion of specific reserves for impaired loans that it considers to be confirmed losses. Accordingly, certain loans considered impaired and measured for specific reserve in accordance with SFAS No. 114 are carried at an unpaid balance that has already been reduced by charge-offs, and therefore, carry a relatively lower dollar allowance. Under some circumstances, the economics of a particular credit relationship suggest that the underlying loans are sufficiently collateralized and that no specific reserve is necessary. SFAS No. 114 prohibits the allocation of general reserves for those loans for which an impairment analysis has been conducted and for which no specific reserve is required. As of December 31, 2008, Doral Financial construction and commercial real estate portfolio includes $118.1 million of impaired loans that are adequately collateralized and, accordingly, carry no specific reserves.

Doral Financial records an allowance for small-balance homogeneous loans (including residential mortgages, consumer, commercial and construction loans under $2.0 million) on a group basis under the provisions of SFAS No. 5 “Accounting for Contingencies” (“SFAS No. 5”). For such loans, the

Management’s discussion and analysis of financial condition and results of operations allowance is determined considering the historical charge-off experience of each loan category and delinquency levels as well as economic data, such as interest rate levels, inflation and the strength of the housing market in the areas where the Company operates.

The general allowance for residential mortgage loans is calculated based on the probability that loans within different delinquency buckets will default and, in the case of default, the extent of losses that the Company expects to realize. In determining the probabilities of default, the Company considers recent experience of rolls of loans from one delinquency bucket into the next. The roll rates for 2008 show that the proportion of loans rolling into subsequent buckets followed an increasing trend throughout the year. For purposes of forecasting the future behavior of the portfolio, Doral Financial determined that it should only use the roll-rates of relatively recent months, which show a more aggressive deteriorating trend that those in the first half of 2008. Using the older historical performance would yield lower probabilities of default that may not reflect recent macroeconomic trends. Severity losses are calculated based on historical results from foreclosure and ultimate disposition of collateral. Historical results are adjusted for the Company’s expectation of housing prices. Severity assumptions for the residential portfolio range between 3% and 75% depending on the different loan types and loan-to-value ratios.

Generally, the percentage of the allowance for loan and lease losses to non-performing loans will not remain constant due to the nature of Doral Financial’s portfolio of loans, which are primarily collateralized by real estate. The collateral for each non-performing mortgage loan is analyzed to determine potential loss exposure, and, in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan and lease losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan and lease losses. In determining the adequacy of the allowance, management considers such factors as default probabilities, internal risk ratings (based on borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), probable loss and recovery rates, and the degree of risk inherent in the loan portfolios. Allocated specific and general reserves are supplemented by a macroeconomic or emerging risk reserve. This portion of the total allowance for loan and lease losses reflects management’s evaluation of conditions that are not directly reflected in the loss factors used in the determination of the allowance. The conditions evaluated in connection with the macroeconomic and emerging risk allowance include national and local economic trends, industry conditions within the portfolios, recent loan portfolio performance, loan growth, changes in underwriting criteria and the regulatory and public policy environment.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth information concerning the composition of Doral Financial’s allowance for loan and lease losses by loan category and whether the allowance and related provisions were calculated individually through the requirements of SFAS No. 114 or through a general valuation allowance in accordance with the provisions of SFAS No. 5 as of December 31, 2008:

	Construction	Residential
	and	mortgage	Commercial	Consumer and
	land secured	loans	loans	lease	Total

	(dollars in thousands)

FAS 114—Specific Reserves
Unpaid balance	$262,303	$5,941	$60,083	$—	$328,327
Allowance for loan and lease losses	41,404	1,449	2,246	—	45,099
Allowance for loan and lease losses to unpaid principal balance	15.78%	24.39%	3.74%	—	13.74%
FAS 5—General Allowance
Unpaid balance	361,242	3,614,309	831,588	116,247	4,923,386
Allowance for loan and lease losses	16,948	31,577	29,120	9,276	86,921
Allowance for loan and lease losses to unpaid principal balance	4.69%	0.87%	3.50%	7.98%	1.77%
Total Portfolio
Unpaid balance	$623,545	$3,620,250	$891,671	$116,247	$5,251,713
Allowance for loan and lease losses	58,352	33,026	31,366	9,276	132,020
Allowance for loan and lease losses to unpaid principal balance	9.36%	0.91%	3.52%	7.98%	2.51%

Loans deemed by management to be uncollectible are charged to the allowance for loan and lease losses. Recoveries on loans previously charged-off are credited to the allowance. Provisions for loan and lease losses are charged to expenses and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan and lease losses is adequate, future additions to the allowance may be necessary. If economic conditions change substantially from the assumptions used by Doral Financial in determining the allowance for loan and lease losses further increases in the allowance may be required.

Operational risk

Operational risk includes the potential for financial losses resulting from failed or inadequate controls. Operational risk is inherent in every aspect of business operations, and can result from a range of factors including human judgments, process or system failures, or business interruptions. Operational risk is present in all of Doral Financial’s business processes, including financial reporting. The Company has adopted a policy governing the requirements for operational risk management activities. This policy defines the roles and responsibilities for identifying key risks, key risk indicators, estimation of probabilities and magnitudes of potential losses and monitoring trends.

Management’s discussion and analysis of financial condition and results of operations

Overview of operational risk management

Doral Financial has a corporate-wide Chief Risk Officer, who is responsible for implementing the process of managing the risks faced by the Company. The Chief Risk Officer is responsible for coordinating with the Company’s Internal Audit group, risk identification and monitoring throughout Doral Financial. In addition, the Internal Audit function will provide support to ensure compliance with Doral Financial’s system of policies and controls and to ensure that adequate attention is given to correct issues identified.

Liquidity risk

For a discussion of the risks associated with Doral Financial’s ongoing need for capital to finance its lending, servicing and investing activities, please refer to “—Liquidity and capital resources” above.

General business, economic and political conditions

The Company’s business and earnings are sensitive to general business and economic conditions in Puerto Rico and the United States. Significant business and economic conditions include short- and long-term interest rates, inflation and the strength of the Puerto Rico and U.S. economies and housing markets. If any of these conditions deteriorate, the Company’s business and earnings could be adversely affected. For example, business and economic conditions that negatively impact household income could decrease the demand for residential mortgage loans and increase the number of customers who become delinquent or default on their loans; or, a dramatically rising interest rate environment could decrease the demand for loans.

Inflation also generally results in increases in general and administrative expenses. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Please refer to “Risk Management” above for a discussion of the effects of changes of interest rates on Doral Financial’s operations.

Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than 12 months, due largely to the stresses affecting the global financial system, which accelerated significantly in the second half of 2008. The United States, Europe and Japan have entered into severe recessions that are likely to persist well into and perhaps through 2009, despite past and expected governmental intervention in the world’s major economies.

The Puerto Rico economy has been experiencing recessionary conditions since 2006. Based on information published by the Puerto Rico Planning Board on February 9, 2009, Puerto Rico real gross national product decreased 1.9% during the fiscal year ended June 30, 2007. The preliminary figures for the fiscal year ended June 30, 2008 are that the Puerto Rico gross national product decreased by 2.5%.

According to the latest information published by the Puerto Rico Planning Board on August 21, 2009, the Puerto Rico Planning Board expects that recessionary conditions will continue in Puerto Rico during the fiscal year ending in June 30, 2009. During fiscal year 2009, the projection is a reduction in real gross national product of between 4.1% and 5.5%, and during fiscal year 2010 the projection is an increase in real gross national product of 2.1%.

The new government in the Commonwealth of Puerto Rico, which started in January 2009, has estimated that Puerto Rico faces an estimated budget deficit of approximately $3.2 billion for fiscal year 2009. The increase in the projected deficit from the estimated $1.0 billion deficit at the time that the fiscal year 2009 budget was approved in July 2008 is the result of (i) revenues are expected to be lower than initially estimated by approximately $700.0 million and (ii) expenses are expected to be higher by approximately $1.5 billion because of higher medical reform expenses of approximately $500.0 million,

Management’s discussion and analysis of financial condition and results of operations other deficits and higher debt service of approximately $265.0 million and government account payables from prior fiscal years of approximately $750.0 million.

Given the magnitude of the projected budget deficit for fiscal year 2009 and comparable projected budget deficits in future fiscal years, the new Puerto Rico administration announced in January 2009 that it was taking the following steps: (i) implemented a series of expense reduction measures and announced that it was in the process of analyzing and considering additional expense reduction measures; (ii) commenced the implementation of multi-year and zero-based budgeting; (iii) commenced the implementation of measures to improve tax compliance and enforcement to increase revenues; and (iv) commenced the analysis of various temporary and permanent revenue increasing measures. In addition, the Puerto Rico government has stated that it will have to finance a portion of the budget deficits by borrowing additional funds.

On March 3, 2009 the Puerto Rico Governor unveiled a plan to (i) stimulate the Puerto Rico economy; (ii) increase government revenues; (iii) reduce government expenses (including substantial job reductions); and (iv) promote public-private partnerships for development projects. In order to implement the plan, the Puerto Rico Governor filed on March 4, 2009 four legislative bills with the Puerto Rico Legislature. The Puerto Rico Legislature approved three of these bills with certain amendments on March 6, 2009. The approved legislative bills were signed into law by the Puerto Rico Governor on March 9, 2009. The public-private partnerships law was signed into law by the Puerto Rico Governor on June 8, 2009.

Doral Financial cannot predict at this time the impact that the current fiscal situation of the Commonwealth of Puerto Rico and the various legislative and other measures adopted by the Puerto Rico government in response to such fiscal situation will have on the Puerto Rico economy and on Doral Financial’s financial condition and results of operations.

The Company operates in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. The Company faces competition in such areas as mortgage and banking product offerings, rates and fees, and customer service. In addition, technological advances and increased e-commerce activities have, generally, increased accessibility to products and services for customers which has intensified competition among banking and non-banking companies in the offering of financial products and services, with or without the need for a physical presence.

OVERVIEW OF RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2009

Net income for the quarter ended June 30, 2009 amounted to $8.2 million, compared to a net income of $1.6 million for the comparable 2008 period. Doral Financial’s performance for the second quarter of 2009, compared to the corresponding 2008 quarter, resulted from (1) a $6.8 million decrease in net interest income due to the compression of net interest margin and increasing non-performing loans in a declining interest rate and credit environment and slightly lower interest earning assets (2) a $5.8 million decrease in non-interest income due principally to other-than-temporary impairment (“OTTI”) charges related to the investment portfolio; offset by (3) a decrease in normal non-interest expenses of $4.3 million offset by the one-time deposit insurance special assessment of $4.2 million; and (4) by the recognition of an income tax benefit of $12.7 million, compared to an income tax expense of $5.8 million for the corresponding 2008 period.

The significant events affecting the Company’s financial results for the quarter ended June 30, 2009 included the following:

➢	On May 7, 2009, the Company announced the commencement of an offer to exchange a stated amount of its shares of common stock and a cash payment in exchange for a limited number of its shares of outstanding preferred stock. The transaction was settled on June 11, 2009 and resulted in

Management’s discussion and analysis of financial condition and results of operations the retirement of $105.6 million in preferred stock and an increase in common equity of $100.6 million.

➢	Net income attributable to common shareholders for the second quarter of 2009 of $14.5 million, resulted in a diluted earnings per share of $0.27, compared to a net loss attributable to common shareholders for the corresponding 2008 period of $6.7 million, or a diluted loss per share of $0.12. The $0.39 improvement in earnings per share was due to net income attributable to common shareholders of $5.2 million before the effect of preferred stock conversion, which resulted in $0.10 per share for the quarter, and to the results of the preferred stock conversion effected in June of 2009 of $0.17 per share.

➢	Net interest income for the second quarter of 2009 was $42.1 million, compared to $48.9 million for the comparable period in 2008. The decrease of $6.8 million in net interest income for 2009, compared to 2008, resulted from a reduction in interest income of $21.1 million, partially offset by a reduction in interest expense of $14.3 million. The reduction in net interest income resulted from (a) a 0.70% reduction in yield on assets reflecting the lower market interest rate environment, and (b) the $367.2 million decrease in average interest earning assets, particularly $1.2 billion floating rate securities sold in May 2009, offset by growth in loans, mortgage backed securities, and other investment securities. The decrease in interest expense resulted from a 0.62% decrease in yield on liabilities primarily reflected in lower costs of deposits and certain loans payable combined with slightly lower average interest-bearing liabilities. Average interest-earning assets decreased from $9.7 billion for the second quarter of 2008 to $9.4 billion for the corresponding 2009 period, while the average interest-bearing liabilities decreased from $8.6 billion to $8.5 billion, respectively. The reduction in leverage, combined with a decline in interest expense, resulted in a contraction of net interest margin from 2.02% in the second quarter of 2008 to 1.80% in the corresponding 2009 period.

➢	Doral Financial’s provision for loan and lease losses for the quarter ended June 30, 2009 amounted to $10.1 million, compared to $10.7 million for the corresponding 2008 period. Second quarter results were impacted by the effects of continuing deterioration of Puerto Rico economy on the residential real estate market, causing lower home absorption rates on new construction, increased defaults on existing mortgages and weakening economic situation of existing borrowers. An increase in the provision for the residential mortgage portfolio of $3.1 million was offset by decreases of $1.6 million and $2.3 million in the provision for loan and lease losses of the commercial and construction (including land) portfolios, respectively.

➢	Non-interest income for the second quarter of 2009 was $19.1 million, compared to $24.9 million for the corresponding period in 2008. The decrease in non-interest income of $5.8 million for the second quarter of 2009, compared to the same period in 2008, resulted from $6.8 million other-than-temporary impairment realized on investment securities in the 2009 second quarter and a $5.2 million gain recognized in the second quarter of 2008 from the redemption of shares of VISA, Inc., pursuant to their global restructuring agreement. These decreases were partially offset by a gain on investment securities of $4.8 million related to the sale of approximately $1.2 billion of its floating rate securities and lower losses on trading activities of $2.1 million.

➢	Non-interest expense for the second quarter of 2009 was $55.5 million, compared to $55.6 million for the corresponding period in 2008. Although total non-interest expenses for the second quarter of 2009 remained flat compared to 2008 the results were impacted by decreases in operating expenses for compensation and benefits, advertising, occupancy and depreciation and amortization expenses, largely offset by: (i) an increase of $4.2 million related to the FDIC special assessment expense during the quarter; and (ii) an increase of $1.1 million in EDP expenses.

➢	An income tax benefit of $12.7 million for the second quarter of 2009 was related to a net release of unrecognized tax benefits of $15.5 million. The release of unrecognized tax benefits was due to the

Management’s discussion and analysis of financial condition and results of operations expiration of the statute of limitations and was net of an accrual for unrecognized tax benefits of $3.6 million.

➢	The Company reported other comprehensive losses of approximately $4.2 million for the second quarter of 2009 compared to $42.7 million for the corresponding 2008 period. The Company’s other comprehensive loss for the second quarter of 2009 resulted principally from the reduction in value of securities in its available for sale investment portfolio. As of June 30, 2009, the Company’s accumulated other comprehensive loss (net of income tax benefit) totaled $140.2 million, compared to $123.2 million as of December 31, 2008.

➢	Doral Financial’s loan production for the second quarter of 2009 was $291.9 million, compared to $383.3 million for the comparable 2008 period, a decrease of approximately 24%. The decrease in Doral Financial’s loan production for the second quarter of 2009 reflects the reduction in Puerto Rico real estate purchase and mortgage lending activity caused by the end of the Puerto Rico government tax incentive program for the purchase of new homes, changes in laws and regulations and to the general economic conditions in Puerto Rico.

➢	Total assets as of June 30, 2009 amounted to $9.8 billion compared to $10.1 billion as of December 31, 2008. A decrease of $569.5 million in the Company’s securities portfolio was partially offset by increases in cash and due from banks of $81.1 million and money market investments of $46.0 million. Total liabilities were $8.9 billion at June 30, 2009, compared to $9.2 billion at December 31, 2008. Total liabilities declined due to a decrease of $338.5 million in deposits driven by a decrease of $448.0 million in brokered deposits offset by an increase in money markets of $141.6 million, and a decrease of $131.3 million in securities sold under agreements to repurchase that was partially offset by an increase of $205.4 million in other short-term borrowings.

➢	Non-performing assets as of June 30, 2009 were $889.8 million, an increase of $110.6 million since December 31, 2008. Non-performing loans (which are included in non-performing assets) as of June 30, 2009 were $805.7 million, and increase of $88.0 million since December 31, 2008. However, non-performing assets have increased only $7.6 million from the March 31, 2009 non-performing asset balance of $882.2 million, and non-performing loans decreased $6.1 million from the March 31, 2009 non-performing loan balance of $811.8 million.

Table FF—Selected financial data

	Quarter ended		Six month periods ended
	June 30,		June 30,
	2009	2008	2009	2008

	(dollars in thousands)

Selected Income Statement Data:
Interest income	$114,578	$135,646	$231,072	$263,754
Interest expense	72,488	86,791	152,912	175,855

Net interest income	42,090	48,855	78,160	87,899
Provision for loan and lease losses	10,133	10,683	33,758	15,469

Net interest income after provision for loan and lease losses	31,957	38,172	44,402	72,430
Total non-interest income	19,131	24,895	20,714	42,274
Non-interest expenses	55,526	55,626	115,952	110,189

(Loss) income before income taxes	(4,438)	7,441	(50,836)	4,515
Income tax (benefit) expense(1)	(12,654)	5,799	(12,762)	5,171

Net income (loss)	$8,216	$1,642	$(38,074)	$(656)

Management’s discussion and analysis of financial condition and results of operations

	Quarter ended		Six month periods ended
	June 30,		June 30,
	2009	2008	2009	2008

	(dollars in thousands)

Net income (loss) attributable to common shareholders	$14,524	$(6,683)	$(40,091)	$(17,306)

Net income (loss) per common share(2)	$0.27	$(0.12)	$(0.74)	$(0.32)

Cash Dividends Declared, Preferred Stock	$3,061	$8,325	$11,386	$16,650
Book Value Per Common Share	$6.34	$12.20	$6.34	$12.20
Weighted—Average Common Shares Outstanding	54,679,097	53,810,110	54,247,004	53,810,110
Common shares outstanding at end of period	57,764,002	53,810,110	57,764,002	53,810,110
Selected Balance Sheet Data at Period End:
Total investment securities	$3,229,443	$3,501,462	$3,229,443	$3,501,462
Total loans, net(3)	5,548,370	5,484,414	5,548,370	5,484,414
Servicing assets, net	112,869	145,527	112,869	145,527
Total assets	9,754,438	10,449,871	9,754,438	10,449,871
Deposit accounts	4,064,257	4,330,728	4,064,257	4,330,728
Total borrowings	4,540,328	4,588,802	4,540,328	4,588,802
Total liabilities	8,920,535	9,220,384	8,920,535	9,220,384
Preferred stock	467,641	573,250	467,641	573,250
Common stock	578	538	578	538
Stockholders’ equity	833,903	1,229,487	833,903	1,229,487
Selected Average Balance Sheet Data for Period End:
Total interest-earning assets	9,353,177	9,720,382	9,396,168	9,230,712
Total assets	10,061,918	10,470,986	10,042,917	10,015,366
Total interest-bearing liabilities	8,500,380	8,643,916	8,542,163	8,115,766
Preferred equity	550,039	573,250	561,581	573,250
Total stockholders’ equity	791,424	1,231,371	822,182	1,247,732

Management’s discussion and analysis of financial condition and results of operations

	Quarter ended		Six month periods ended
	June 30,		June 30,
	2009	2008	2009	2008

	(dollars in thousands)

Operating Data:
Loan production	$291,940	$383,309	$534,278	$755,383
Loan servicing portfolio(4)	9,065,032	9,680,896	9,065,032	9,680,896
Selected Financial Ratios(5)
Performance:
Net interest margin	1.80%	2.02%	1.68%	1.91%
Return on average assets	0.33%	0.06%	(0.76)%	(0.01)%
Return on average common equity(5)(6)	8.57%	(4.08)%	(38.27)%	(5.16)%
Capital:
Leverage ratio	8.16%	9.47%	8.16%	9.47%
Tier 1 risk-based capital ratio	13.32%	15.65%	13.32%	15.65%
Total risk-based capital ratio	15.19%	17.00%	15.19%	17.00%
Other ratios:
Average common equity to average assets	2.40%	6.29%	2.59%	6.73%
Tier 1 common equity to risk-weighted assets	6.36%	6.34%	6.36%	6.34%

(1)	See Note 22 of the consolidated financial statements for the quarter and six month period ended June 30, 2009 for an explanation of the computation of income tax benefit.

(2)	For the quarters and six month periods ended June 30, 2009 and 2008, net income (loss) per common share represents the basic and diluted earnings (loss) per common share, respectively, for each of the periods presented.

(3)	Includes loans held for sale.

(4)	Represents the total portfolio of loans serviced for third parties. Excludes $4.3 billion and $3.8 billion of mortgage loans owned by Doral Financial at June 30, 2009 and 2008, respectively.

(5)	Average balances are computed on a daily basis.

(6)	Excludes $9.4 million of effect of conversion of preferred stock.

RESULTS OF OPERATIONS FOR THE QUARTERS AND SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

Net interest income

Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest incurred on its interest-bearing liabilities. Doral Financial’s net interest income is subject to interest rate risk due to the repricing and maturity mismatch in the Company’s assets and liabilities. Generally, Doral Financial’s assets have a longer maturity and a later repricing date than its liabilities, which results in lower net interest income in periods of rising short-term interest rates and higher net interest income in periods of declining short-term interest rates. Please refer to “Risk Management” below for additional information on the Company’s exposure to interest rate risk.

Net interest income for the quarter ended June 30, 2009 totaled $42.1 million, compared to $48.9 million for the corresponding 2008 period, a decrease of $6.8 million, or 14%. The decrease in net interest income for second quarter of 2009, compared to the corresponding period in 2008, resulted from a reduction in interest income of $21.1 million, partially offset by a reduction in interest expense

Management’s discussion and analysis of financial condition and results of operations of $14.3 million. The reduction in interest income was principally related to (i) a reduction of $4.7 million in interest income of loans primarily related to the increase in delinquencies in the Company’s loan portfolio; (ii) a decrease of $11.1 million in interest income on investment securities associated with a reduction of $816.1 million in the average balance of investment securities as a result of a reduction of $0.5 billion associated to the termination of repurchase financing arrangements and the sale of collateral associated with such financing arrangements with LBI; (iii) a decrease of $2.7 million in interest income of mortgage-backed securities resulted from the effect of lower market interest rates on the Company’s floating rate investment security portfolio, and (iv) a reduction of $2.4 million in the interest income of other interest-earning assets resulting from a decrease of $322.9 million in the average balance of other interest-earning assets from the use of these instruments to finance the purchase of securities associated with the Company’s plan to replace its earning assets (“Asset Replacement Program”).

The decrease in interest income was partially offset by a decrease in interest expense. Interest expense for the quarter ended June 30, 2009 decreased by $14.3 million, or 16%, compared to the corresponding 2008 period. The decrease in interest expense was driven by (i) a reduction of $6.4 million in interest expense of deposits related to a decrease of $209.1 million in the average balance of deposits, due to the repositioning of the Company’s deposit products, driven by the run-off of brokered deposits and the general decline in interest rates; and (ii) reductions of $4.6 million in the interest expense on securities sold under agreement to repurchase, $1.6 million in interest expense on advances from FHLB and $2.0 million in interest expense on loans payable associated to a reduction related to the general decline in interest rates and lower borrowing costs under lines of credit with the Federal Home Loan Bank and an auction of term funds to depository institutions granted by the Federal Reserve under the Term Auction Facility (“TAF”) which increased its average balance to $647.9 million for the quarter ended June 30, 2009, when compared to the corresponding 2008 period.

Average interest-earning assets decreased from $9.7 billion for the second quarter of 2008 to $9.4 billion for the corresponding 2009 period, while the average interest-bearing liabilities decreased from $8.6 billion to $8.5 billion, respectively. The reduction in leverage, combined with a decline in interest expense, resulted in a contraction of the net interest margin from 2.02% in the second quarter of 2008 to 1.80% in the corresponding 2009 period.

Net interest income for the six month period ended June 30, 2009 totaled $78.2 million, compared to $87.9 million for the corresponding 2008 period, a decrease of $9.7 million, or 11%. The decrease in net interest income for the six month period ended June 30, 2009, compared to the corresponding 2008 period, resulted from a reduction in interest income of $32.7 million, partially offset by a reduction in interest expense of $22.9 million. The reduction in interest income was principally related to (i) a reduction of $8.5 million in interest income on loans primarily related to the increase in delinquencies in the Company’s loan portfolio between periods of $131.5 million; (ii) a decrease of $21.0 million in interest income on investment securities associated with a reduction of $737.8 million in the average balance of investment securities as a result of a reduction of $0.5 billion associated to the termination of repurchase financing arrangements and the sale of collateral associated with such financing arrangements with LBI, partially offset by an increase of $5.6 million in interest income on mortgage backed securities as a result of an increase in the average balance of these securities of $1.3 billion; and (iii) a decrease of $8.6 million in the interest income on other interest-earning assets resulting from a decrease of $487.2 million in the average balance of other interest-earning assets related to the use of these instruments to finance the purchase of securities associated with the Asset Replacement Program.

The decrease in interest income was partially offset by a decrease in interest expense. Interest expense for the six month period ended June 30, 2009 decreased by $22.9 million, or 13%, compared to the corresponding 2008 period. The decrease in interest expense was driven by (i) a reduction of $10.8 million in interest expense on deposits related to the repositioning of the Company’s deposits products, driven by the run-off of brokered deposits and the general decline in interest rates; and

Management’s discussion and analysis of financial condition and results of operations

(ii) reductions of $5.7 million in the interest expense on securities sold under agreement to repurchase, $2.8 million in interest expense on advances from FHLB and $4.2 million in interest expense on loans payable associated to a reduction associated with the general decline in interest rates and lower borrowing costs under lines of credit with the Federal Home Loan Bank and an auction of term funds to depository institutions granted by the Federal Reserve under TAF which increased is average balance to $629.6 million for the six month period ended June 30, 2009, when compared to the corresponding 2008 period.

Average interest-earning assets increased from $9.2 billion for the six month period ended June 30, 2008 to $9.4 billion for the corresponding 2009 period, while the average interest-bearing liabilities increased from $8.1 billion to $8.5 billion, respectively. The increase in leverage, combined with an increase in interest expense, resulted in a contraction of the net interest margin from 1.91% for the six month period ended June 30, 2008 to 1.68% for the corresponding 2009 period.

The following tables present, for the periods indicated, Doral Financial’s average balance sheet, the total dollar amount of interest income from its average interest-earning assets and the related yields, as well as the interest expense on its average interest-bearing liabilities, expressed in both dollars and rates, and the net interest margin and spread. These tables do not reflect any effect of income taxes. Average balances are based on average daily balances.

Management’s discussion and analysis of financial condition and results of operations

Table GG—Average balance sheet and summary of net interest income

	Quarter ended June 30,
	2009			2008
	Average		Average	Average		Average
	balance	Interest	yield/rate	balance	Interest	yield/rate

	(dollars in thousands)

ASSETS:
Interest-earnings assets:
Total loans(1)(2)	$5,667,466	$81,245	5.75%	$5,553,218	$85,910	6.22%
Mortgage-backed securities	2,977,412	27,256	3.67%	2,316,989	29,936	5.20%
Interest-only strips (“IOs”)	48,964	1,575	12.90%	51,817	1,756	13.63%
Investment securities	360,725	2,765	3.07%	1,176,813	13,912	4.75%
Other interest-earning assets	298,610	1,737	2.33%	621,545	4,132	2.67%

Total interest-earning assets/interest income	9,353,177	$114,578	4.91%	9,720,382	$135,646	5.61%

Total non-interest-earning assets	708,741			750,604

Total assets	$10,061,918			$10,470,986

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Deposits	$3,842,363	$30,872	3.22%	$4,051,419	$37,268	3.70%
Repurchase agreements	1,785,233	17,481	3.93%	2,181,718	22,091	4.07%
Advances from FHLB	1,591,938	15,988	4.03%	1,745,374	17,549	4.04%
Other short-term borrowings	647,912	406	0.25%	—	—	—
Loans payable	357,956	2,538	2.84%	384,698	4,568	4.78%
Notes payable	274,978	5,203	7.59%	280,707	5,315	7.62%

Total interest-bearing liabilities/interest expense	8,500,380	$72,488	3.42%	8,643,916	$86,791	4.04%

Total non-interest-bearing liabilities	770,114			595,699

Total liabilities	9,270,494			9,239,615
Stockholders’ equity	791,424			1,231,371

Total liabilities and stockholders’ equity	$10,061,918			$10,470,986

Net interest-earning assets	$852,797			$1,076,466

Net interest income on a non-taxable equivalent basis		$42,090			$48,855

Interest rate spread(3)			1.49%			1.57%
Interest rate margin(4)			1.80%			2.02%
Net interest-earning assets ratio(5)			110.03%			112.45%

(1)	Average loan balances include the average balance of non-accruing loans, on which interest income is recognized when collected. Also, includes the average balance of GNMA defaulted loans for which the Company has an unconditional buy-back option.
(2)	Interest income on loans includes $0.4 million and $0.4 million for the second quarter of 2009 and 2008, respectively, of income from prepayment penalties related to the Company’s loan portfolio.
(3)	Interest rate spread represents the difference between Doral Financial’s weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4)	Interest rate margin represents net interest income on an annualized basis as a percentage of average interest-earning assets.
(5)	Net interest-earning assets ratio represents average interest-earning assets as a percentage of average interest-bearing liabilities.

Management’s discussion and analysis of financial condition and results of operations

Table HH—Average balance sheet and summary of net interest income

	Six months periods ended June 30,
	2009			2008
	Average		Average	Average		Average
	balance	Interest	yield/rate	balance	Interest	yield/rate

	(dollars in thousands)

ASSETS:
Interest-earning assets:
Total loans(1)(2)	$5,631,025	$162,833	5.83%	$5,501,828	$171,292	6.26%
Mortgage-backed securities	3,052,901	54,637	3.61%	1,791,175	49,038	5.51%
Interest-only strips	50,422	3,203	12.81%	50,830	3,430	13.57%
Investment securities	437,696	7,672	3.53%	1,175,526	28,678	4.91%
Other interest-earning assets	224,124	2,727	2.45%	711,353	11,316	3.20%

Total interest-earning assets/interest income	9,396,168	$231,072	4.96%	9,230,712	$263,754	5.75%

Total non-interest-earning assets	646,749			784,654

Total assets	$10,042,917			$10,015,366

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Deposits	$3,876,902	$69,079	3.59%	$3,954,914	$79,916	4.06%
Repurchase agreements	1,795,324	34,713	3.90%	1,858,953	40,404	4.37%
Advances from FHLB	1,603,533	32,002	4.02%	1,634,467	34,807	4.28%
Other short-term borrowings	629,590	842	0.27%	—	—	—
Loans payable	361,138	5,847	3.27%	387,769	10,077	5.23%
Notes payable	275,676	10,429	7.63%	279,663	10,651	7.66%

Total interest-bearing liabilities/interest expense	8,542,163	$152,912	3.61%	8,115,766	$175,855	4.36%

Total non-interest-bearing liabilities	678,572			651,868

Total liabilities	9,220,735			8,767,634
Stockholders’ equity	822,182			1,247,732

Total liabilities and stockholders’ equity	$10,042,917			$10,015,366

Net interest-earning assets	$854,005			$1,114,946

Net interest income on a non-taxable equivalent basis		$78,160			$87,899

Interest rate spread(3)			1.35%			1.39%
Interest rate margin(4)			1.68%			1.91%
Net interest-earning assets ratio(5)			110.00%			113.74%

(1)	Average loan balances include the average balance of non-accruing loans, on which interest income is recognized when collected. Also, includes the average balance of GNMA defaulted loans for which the Company has an unconditional buy-back option.
(footnotes continued on following page)

Management’s discussion and analysis of financial condition and results of operations

(2)	Interest income on loans includes $0.6 million and $0.7 million for the first half of 2009 and 2008, respectively, of income from prepayment penalties related to the Company’s loan portfolio.

(3)	Interest rate spread represents the difference between Doral Financial’s weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(4)	Interest rate margin represents net interest income on an annualized basis as a percentage of average interest-earning assets.

(5)	Net interest-earning assets ratio represents average interest-earning assets as a percentage of average interest-bearing liabilities.

The following tables present the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Doral Financial’s interest income and interest expense during the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated in proportion to the absolute dollar amounts of the changes due to rate and volume.

Table II—Net interest income variance analysis

	Quarter ended June 30,
	2009 compared to 2008
	increase (decrease) due to:
	Volume	Rate	Total

	(in thousands)

INTEREST INCOME VARIANCE
Total loans	$10,173	$(14,838)	$(4,665)
Mortgage-backed securities	33,568	(36,248)	(2,680)
Interest-only strips	(92)	(89)	(181)
Investment securities	(7,382)	(3,765)	(11,147)
Other interest-earning assets	(1,924)	(471)	(2,395)

TOTAL INTEREST INCOME VARIANCE	$34,343	$(55,411)	$(21,068)

INTEREST EXPENSE VARIANCE
Deposits	$(1,820)	$(4,576)	$(6,396)
Repurchase agreements	(3,876)	(734)	(4,610)
Advances from FHLB	(1,518)	(43)	(1,561)
Other short-term borrowings	203	203	406
Loans payable	(297)	(1,733)	(2,030)
Notes payable	(94)	(18)	(112)

TOTAL INTEREST EXPENSE VARIANCE	$(7,402)	$(6,901)	$(14,303)

NET INTEREST INCOME VARIANCE	$41,745	$(48,510)	$(6,765)

Due to the current interest rate environment changes net interest income were significantly impacted by the lower rates. The decrease in margin attributed to decreases in rates was partially offset by decreases in the interest expense attributed to the volume of interest bearing liabilities. There was a decrease in average deposits, repurchase agreements and FHLB Advances that was partially offset by an increase in average other short term borrowings at 0.25% rates that had a positive impact on the Company’s net interest income during the quarter.

Management’s discussion and analysis of financial condition and results of operations

Table JJ—Net interest income variance analysis

	Six month period ended June 30,
	2009 compared to 2008
	increase (decrease) due to:
	Volume	Rate	Total

	(in thousands)

INTEREST INCOME VARIANCE
Total loans	$9,899	$(18,358)	$(8,459)
Mortgage-backed securities	49,454	(43,855)	5,599
Interest-only strips	(28)	(199)	(227)
Investment securities	(14,509)	(6,497)	(21,006)
Other interest-earning assets	(6,399)	(2,190)	(8,589)

TOTAL INTEREST INCOME VARIANCE	$38,417	$(71,099)	$(32,682)

INTEREST EXPENSE VARIANCE
Deposits	$(1,578)	$(9,259)	$(10,837)
Repurchase agreements	(1,374)	(4,317)	(5,691)
Advances from FHLB	(666)	(2,139)	(2,805)
Other short-term borrowings	421	421	842
Loans payable	(655)	(3,575)	(4,230)
Notes payable	(174)	(48)	(222)

TOTAL INTEREST EXPENSE VARIANCE	$(4,026)	$(18,917)	$(22,943)

NET INTEREST INCOME VARIANCE	$42,443	$(52,182)	$(9,739)

Due to the current interest rate environment changes net interest income were significantly impacted by the lower rates. The decrease in net interest margin attributed to decreases in rates was partially offset by increases in interest income attributed to the volume of interest earning assets and decreases in the interest expense attributed to the volume of interest bearing liabilities. Mortgage-backed securities had a $1.3 billion increase in average balance as investment securities terminated pursuant to the LBI default were replaced as well as with the execution of the Company’s Asset Replacement Program. Nevertheless, floating rates on this portfolio had an adverse impact on interest income during the period. Decreases in average deposits, repurchase agreements and FHLB Advances were only partially offset by an increase in average other short-term borrowings at 0.25%.

Provision for loan and lease losses

The provision for loan and lease losses is charged to earnings to bring the total allowance for loan and lease losses to a level considered appropriate by management based on Doral Financial’s historical loss experience, current delinquency rates, known and inherent risks in the loan portfolio, an assessment of individual troubled loans, the estimated value of the underlying collateral or discounted expected cash flows, and an assessment of current economic conditions and emerging risks. While management believes that the current allowance for loan and lease losses is adequate, future additions to the allowance could be necessary if economic conditions change or if credit losses increase substantially from those forecast by Doral Financial in determining the allowance. Unanticipated increases in the allowance for loan and lease losses could materially affect Doral Financial’s net income in future periods.

Doral Financial’s provision for loan and lease losses for the quarter ended June 30, 2009 amounted to $10.1 million, compared to $10.7 million for the corresponding 2008 period. Second quarter results were impacted by the effects of continuing deterioration of Puerto Rico economy on the residential real estate market, causing lower home absorption rates on new construction, increased defaults on existing

Management’s discussion and analysis of financial condition and results of operations mortgages and weakening economic situation of existing borrowers. An increase in the provision for the residential mortgage portfolio of $3.1 million was offset by decreases of $1.6 million and $2.3 million in the provision for loan and lease losses of the commercial and construction portfolios, respectively.

There is a risk of continued deterioration in asset quality as a result of the continued deterioration of the Puerto Rico economy. The continued Puerto Rican recession may result in continued high loan loss provisions and charge-offs of loans against previously established loan loss reserves.

Refer to the discussions under “Non-performing assets and allowance for loan and lease losses” and “Credit risk” below for further analysis of the allowance for loan and lease losses and non-performing assets and related ratios.

NON-INTEREST INCOME

Table KK—Non-interest income

	Quarter ended June 30,			Six month periods ended June 30,
	2009	2008	$ Variance	2009	2008	$ Variance

	(in thousands)

Net other-than-temporary impairment losses	$(6,795)	$—	$(6,795)	$(6,795)	$—	$(6,795)
Net gain on mortgage loan sales and fees	3,298	3,858	(560)	5,017	6,226	(1,209)
Net gain (loss) on securities held for trading	104	(479)	583	1,783	(479)	2,262
Gain (loss) on IO valuation	569	(706)	1,275	7	(29)	36
(Loss) gain on MSR economic hedge	(6,895)	(7,889)	994	(14,196)	459	(14,655)
Gain (loss) on derivatives	426	1,158	(732)	(718)	(199)	(519)

Net loss on securities held for trading, including gains and losses on the fair value of IOs	(5,796)	(7,916)	2,120	(13,124)	(248)	(12,876)
Net gain on investment securities	4,810	—	4,810	4,797	194	4,603
Servicing income
Servicing fees	7,134	7,805	(671)	14,975	16,199	(1,224)
Late charges	2,059	2,274	(215)	4,335	4,490	(155)
Prepayment penalties	136	148	(12)	262	248	14
Other servicing fees	141	147	(6)	274	403	(129)
Interest loss on serial notes and others	(2,065)	(2,438)	373	(3,863)	(4,518)	655
Mark-to-market adjustment of servicing assets	6,555	4,498	2,057	(4,798)	(7,099)	2,301

Total servicing income	13,960	12,434	1,526	11,185	9,723	1,462
Commissions, fees and other income:
Retail banking fees	7,127	6,587	540	14,209	12,969	1,240
Insurance agency commissions	2,463	2,856	(393)	4,887	5,261	(374)
Other income	64	7,076	(7,012)	538	8,149	(7,611)

Total commissions, fees and other income	9,654	16,519	(6,865)	19,634	26,379	(6,745)

Total non-interest income	$19,131	$24,895	$(5,764)	$20,714	$42,274	$(21,560)

Management’s discussion and analysis of financial condition and results of operations

Significant variances in non-interest income for the quarter ended June 30, 2009, when compared to the corresponding 2008 period, are as follow:

➢	During the second quarter of 2009 it was determined that three of the Company’s non-agency CMOs, representing an aggregate amortized cost of $68.9 million, were other-than-temporarily impaired and recognized a credit loss of $6.8 million on these securities during the quarter. Please refer to Note 7 in the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus for additional information on OTTI.

➢	An improvement of approximately $2.1 million in the net loss on securities held for trading was driven by (i) a $1.3 million increase in the valuation of the IO due to higher prepayments during the quarter and (ii) a $1.0 million improvement on the economic hedge on the mortgage servicing rights (“MSRs”) due to a change in the hedging strategy during the quarter from the use of U.S. Treasuries to forward contracts.

➢	Net gain on investment securities of $4.8 million resulted from the sale of approximately $1.2 billion of CMO floaters during the second quarter of 2009 as part of the execution of the Company’s Asset Replacement Program during the second quarter of 2009.

➢	An increase in the mark-to-market adjustment of servicing assets of $2.1 million primarily driven by the decrease in expected prepayment speed caused by the increase in interest rates during the second quarter of 2009, compared to the corresponding 2008 period.

➢	A decrease in other income of $7.0 million was related to a gain of $5.2 million recognized in 2008 from the redemption of shares of VISA, Inc., pursuant to their global restructuring agreement, and to income associated with the sale of certain units of a residential housing project that the Company took possession of in 2005 totaling $0.9 million in the second quarter of 2008.

Significant variances in non-interest income for the six month period ended June 30, 2009, when compared to the corresponding 2008 period, are as follow:

➢	For OTTI of $6.8 million, please refer to explanation for the quarter above.

➢	The decrease in net loss on securities held for trading was driven principally by a loss of $14.2 million related to the U.S. Treasuries that were serving as an economic hedge on the Company’s capitalized MSR as the spreads between declining mortgage rates and the U.S. Treasury curve compressed as a result of the U.S. Government and FED Monetary Policy implemented at the end of 2008 designed to promote mortgage loan originations and reduce mortgage loan interest rates.

➢	Net gain on investment securities of $4.8 million resulted from the sale of approximately $1.2 billion of CMO floaters during 2009 as a result of the execution of the Company’s Asset Replacement Program during the second quarter of 2009.

➢	The mark-to-market adjustment of servicing assets of $4.8 million for the first half of 2009 was principally impacted by the decline in interest rates that caused the increase in expected prepayments speed during the first quarter of 2009, partially offset by a subsequent increase in interest rates during the second quarter of 2009.

➢	A decrease in other income of $7.6 million primarily related to a gain of $5.2 million recognized in 2008 from the redemption of shares of VISA, Inc. Please refer to explanation for the quarter above.

Management’s discussion and analysis of financial condition and results of operations

NON-INTEREST EXPENSE

Table LL—Non-interest expense

	Quarter ended June 30,			Six month periods ended June 30,
	2009	2008	$ Variance	2009	2008	$ Variance

	(in thousands)

Compensation and benefits	$15,823	$17,057	$(1,234)	$38,651	$36,135	$2,516
Taxes, other than payroll and income taxes	2,423	2,379	44	4,911	4,801	110
Advertising	1,424	2,273	(849)	2,872	4,505	(1,633)
Professional services	7,391	7,117	274	13,518	12,025	1,493
Communication expenses	4,005	4,486	(481)	8,413	8,626	(213)
EDP expenses	3,167	2,053	1,114	6,783	4,475	2,308
Occupancy expenses	2,914	4,214	(1,300)	6,915	8,503	(1,588)
Office expenses	1,203	1,527	(324)	2,669	3,151	(482)
Depreciation and amortization	3,217	4,072	(855)	6,670	8,127	(1,457)
FDIC insurance expense	6,144	1,424	4,720	8,081	2,320	5,761
Other expenses	7,815	9,024	(1,209)	16,469	17,521	(1,052)

Total non-interest expense	$55,526	$55,626	$(100)	$115,952	$110,189	$5,763

Significant variances in non-interest expenses for the quarter ended June 30, 2009, when compared to the corresponding 2008 period, are as follow:

➢	The decrease in compensation and benefits of $1.2 million is primarily related to a decrease of $2.1 million in salaries as a result of a 17% workforce reduction between periods.

➢	An increase of $1.1 million related to EDP expenses primarily related to certain initiatives to optimize and update the Company’s banking and mortgage platforms.

➢	The decrease of $1.3 million in occupancy expenses is principally related to higher expenses incurred in 2008 related to the Company’s rebranding efforts together with strict cost controls for maintenance projects, contract negotiations to reduce rent expenses and lower utility costs due to the installation of light sensors, and reductions in fuel costs.

➢	An increase of $4.7 million in the FDIC insurance expense related primarily related to $4.2 million of the FDIC special assessment expense during the quarter.

➢	The decrease of $1.2 million in other expenses is principally related to project construction costs incurred in 2008 of $1.1 million related to the sale of certain units of a residential housing project that the Company took possession of in 2005.

Significant variances in non-interest expenses for the six month period ended June 30, 2009, when compared to the corresponding 2008 period, are as follow:

➢	An increase in compensation and benefits of $2.5 million primarily related to severance payments made by the Company to certain employees totaling $3.8 million during the first quarter of 2009, partially offset by a reduction in personnel.

➢	The decrease of $1.6 million in advertising principally related to cost control measures implemented by the Company throughout 2008 and during the first half of 2009. During 2008, the Company incurred higher advertising expenses related to its re-branding.

➢	An increase of $1.5 million in professional services expenses driven by amounts advanced to cover legal expenses of the Company’s former officers.

➢	An increase of $2.3 million in EDP expenses primarily related to certain initiatives to optimize and update the Company’s banking and mortgage platforms.

Management’s discussion and analysis of financial condition and results of operations

➢	An increase of $5.8 million in the FDIC insurance expense primarily related to $4.2 million of the FDIC special assessment expense during the second quarter of 2009.

➢	The $1.1 million decrease in other expenses was due to lower project construction costs of $1.3 million related to the sale of units of the residential project the Company manages, lower charges for uncollectible items of $0.6 million and lower loan processing costs of $0.7 million due to tighter controls around expenses and operations. These decreases were partially offset by an increase of $1.5 million in OREO provisions, maintenance and foreclosure expenses as a result of higher levels of repossessed units, higher expenses to maintain the properties in saleable conditions and lower appraisals due to the current economic conditions in the Puerto Rico real estate market.

Income taxes

For the quarter and six month period ended June 30, 2009, Doral Financial recognized an income tax benefit of $12.7 million and $12.8 million, respectively, compared to income tax expense of $5.8 million and $5.2 million, respectively, for the corresponding 2008 periods. The recognition of current income tax benefit for the second quarter of 2009 and the six month period then ended, was related to the release of unrecognized tax benefits due to the expiration of the statute of limitations on certain tax positions. During the quarter ended June 30, 2009, the Company released $13.7 million of unrecognized tax benefits and $5.4 million of interest and penalties thereon. In addition, the Company accrued $3.1 million for additional unrecognized benefits and $0.5 million for interest on that position.

As of June 30, 2009, two of the Company’s Puerto Rico taxable entities had a three year cumulative loss in earnings before tax. For purposes of assessing the realization of the deferred tax assets, this cumulative taxable loss position for these two entities is considered significant negative evidence that has caused management to conclude that the Company will not be able to fully realize the deferred tax assets related to those two entities in the future. Accordingly, as of June 30, 2009, the Company determined that it was more likely than not that $402.7 million of its gross deferred tax assets would not be realized and maintained a valuation allowance for that amount. For Puerto Rico taxable entities with positive core earnings, a valuation allowance on deferred tax assets has not been recorded since they are taxed as separate entities and are expected to continue to be profitable. At June 30, 2009, the net deferred tax asset associated with these two companies was $15.2 million, compared to $16.5 million at December 31, 2008. In management’s opinion, for these companies, the positive evidence of profitable core earnings outweighs any negative evidence.

The allowance also includes a valuation allowance of $3.9 million related to deferred taxes on unrealized losses on cash flow hedges as of June 30, 2009.

Management does not establish a valuation allowance on the deferred tax assets generated on the unrealized losses of its securities available for sale because the Company does not intend to sell the securities before recovery of value, and based on available evidence it is not more likely than not the Company will decide or be required to sell the securities before the recovery of its amortized cost basis. Management has therefore determined that a valuation allowance on deferred tax assets generated on the unrealized losses of its securities available for sale is not necessary at this time.

Failure to achieve sufficient projected taxable income in the entities where a valuation allowance on deferred tax assets has not been established, might affect the ultimate realization of the net deferred tax asset.

Management assesses the realization of its deferred tax assets at each reporting period based on the criteria of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). To the extent that earnings improve and the deferred tax assets become realizable, the Company may be able to reduce the valuation allowance through earnings.

Management’s discussion and analysis of financial condition and results of operations

Please refer to Note 22 in the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus for additional information related to the Company’s income taxes.

BALANCE SHEET AND OPERATING DATA ANALYSIS

Loan production

Loan production includes loans internally originated by Doral Financial as well as residential mortgage loans purchased from third parties with the related servicing rights. Purchases of mortgage loans from third parties were $38.8 million and $65.5 million for the quarter and six month period ended June 30, 2009, compared to $39.9 million and $85.5 million for the corresponding 2008 periods.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth the number and dollar amount of Doral Financial’s loan production for the periods indicated:

Table MM—Loan production

	Quarters ended		Six month periods ended
	June 30,		June 30,
	2009	2008	2009	2008

	(dollars in thousands, except for average initial loan balance)

FHA/VA mortgage loans
Number of loans	761	760	1,265	1,221
Volume of loans	$108,534	$91,755	$180,929	$142,249
Percent of total volume	37%	24%	34%	19%
Average initial loan balance	$142,620	$120,730	$143,027	$116,502
Conventional conforming mortgage loans
Number of loans	216	240	484	476
Volume of loans	$26,696	$28,213	$60,750	$56,874
Percent of total volume	9%	7%	11%	8%
Average initial loan balance	$123,593	$117,554	$125,516	$119,483
Conventional non-conforming mortgage loans(1)
Number of loans	654	1,087	1,311	2,180
Volume of loans	$99,650	$136,201	$201,622	$291,629
Percent of total volume	34%	36%	38%	39%
Average initial loan balance	$152,370	$125,300	$153,792	$133,775
Construction developments loans
Number of loans	—	13	—	13
Volume of loans	$—	$44,596	$—	$44,596
Percent of total volume	0%	12%	0%	6%
Average initial loan balance	$—	$3,430,462	$—	$3,430,462
Disbursement under existing construction development loans
Volume of loans	$22,196	$23,186	$29,989	$51,613
Percent of total volume	8%	6%	5%	7%
Commercial loans(2)
Number of loans	9	86	24	178
Volume of loans	$24,507	$52,719	$47,914	$117,894
Percent of total volume	8%	14%	9%	15%
Average initial loan balance	$2,723,000	$613,012	$1,996,417	$662,326
Consumer loans(2)
Number of loans	172	508	484	6,572
Volume of loans	$1,157	$4,639	$3,874	$48,528
Percent of total volume	1%	1%	1%	6%
Average initial loan balance	$6,727	$9,132	$8,004	$7,384
Other(3)
Number of loans	1	1	1	1
Volume of loans	$9,200	$2,000	$9,200	$2,000
Percent of total volume	3%	0%	2%	0%

Total loans
Number of loans	1,813	2,695	3,569	10,641
Volume of loans	$291,940	$383,309	$534,278	$755,383

(1)	Includes $0.6 million and $8.1 million in second mortgages for the quarters ended June 30, 2009 and 2008, respectively, and $1.5 million and $17.6 million in second mortgages for the six month periods ended June 30, 2009 and 2008, respectively.

(2)	Commercial and consumer lines of credit are included in the loan production according to the credit limit approved.

(3)	Consists of multifamily loans.

Management’s discussion and analysis of financial condition and results of operations

The decrease of $91.4 million, or 24%, in loan production for the second quarter of 2009, and $221.1 million or 29% for the first half of 2009, when compared to the corresponding 2008 periods, resulted from significant decreases in construction and commercial lending. Due to the worsening economic conditions in Puerto Rico, new lending activity, particularly related to commercial and construction lending, was limited by the Company since 2008 throughout 2009.

The decrease in Doral Financial’s internally originated loans is due to a number of factors including deteriorating economic conditions in Puerto Rico, competition from other financial institutions, changes in underwriting standards, changes in laws and regulations, and the general economic conditions in Puerto Rico.

A substantial portion of Doral Financial’s total residential mortgage loan originations has consistently been composed of refinancing transactions. For the six month periods ended June 30, 2009 and 2008 refinancing transactions represented approximately 83% and 50%, respectively, of the total dollar volume of internally originated mortgage loans. Doral Financial’s future results could be adversely affected by a significant increase in mortgage interest rates that may reduce refinancing activity. However, the Company believes that refinancing activity in Puerto Rico is less sensitive to interest rate changes than in the mainland United States because a significant number of refinance loans in the Puerto Rico mortgage market are made for debt consolidation purposes rather than interest savings due to lower rates.

The following table sets forth the sources of Doral Financial’s loan production as a percentage of total loan originations for the periods indicated:

Table NN—Loan origination sources

	Six month periods ended June 30,
	2009			2008
	Puerto Rico	US	Total	Puerto Rico	US	Total

Retail	71%	—	71%	54%	—	54%
Wholesale(1)	12%	—	12%	11%	—	11%
Housing Developments(2)	2%	4%	6%	6%	7%	13%
Other(3)	1%	10%	11%	13%	9%	22%

(1)	Refers to purchases of mortgage loans from other financial institutions and mortgage lenders.

(2)	Includes new construction development loans and the disbursement of existing construction development loans.

(3)	Refers to commercial, consumer and multifamily loans originated through the banking subsidiaries.

Mortgage loan servicing

Doral Financial’s principal source of servicing rights has traditionally been sales of loans from its internal loan production. However, Doral Financial also purchases mortgage loans on a servicing-released basis as well as servicing rights in bulk. Doral Financial intends to maintain its mortgage-servicing portfolio, primarily by internal loan originations, but may also seek and consider attractive opportunities for wholesale purchases of loans with the related servicing rights, and bulk purchases of servicing rights from third parties.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth certain information regarding the total mortgage loan-servicing portfolio of Doral Financial for the periods indicated:

Table OO—Loans serviced for third parties

	As of June 30,
	2009	2008

	(dollars in thousands, except for
	average size of loans serviced)

Composition of Portfolio Serviced for Third Parties at Period End:
GNMA	$2,334,067	$2,135,166
FHLMC/FNMA	3,248,679	3,607,022
Other conventional mortgage loans(1)(2)	3,482,286	3,938,708

Total portfolio serviced for third parties	$9,065,032	$9,680,896

Activity of Portfolio Serviced for Third Parties:
Beginning servicing portfolio	$9,460,350	$10,072,538
Additions to servicing portfolio	239,384	147,574
Servicing released due to repurchases	(42,788)	(46,138)
MSRs sales(3)	(7,111)	—
Run-off(4)	(584,803)	(493,078)

Ending servicing portfolio	$9,065,032	$9,680,896

Selected Data Regarding Mortgage Loans Serviced for Third Parties:
Number of loans	107,608	115,094
Weighted-average interest rate	6.36%	6.44%
Weighted-average remaining maturity (months)	244	247
Weighted-average gross servicing fee rate	0.39%	0.39%
Average servicing portfolio(5)	$9,264,298	$9,875,978
Principal prepayments	$388,922	$359,141
Constant prepayment rate	7.75%	6.78%
Average size of loans	$84,241	$84,113
Servicing assets, net	$112,869	$145,527
Mortgage-servicing advances	$26,012	$32,659
Delinquent Mortgage Loans and Pending Foreclosures at Period End:
60-89 days past due	2.21%	1.98%
90 days or more past due	4.07%	2.31%

Total delinquencies excluding foreclosures	6.28%	4.29%

Foreclosures pending	3.02%	2.48%

(1)	Excludes $4.3 billion and $3.8 billion of mortgage loans owned by Doral Financial at June 30, 2009 and 2008, respectively.

(2)	Includes portfolios of $163.0 million and $189.7 million at June 30, 2009 and 2008, respectively, of delinquent FHA/VA and conventional mortgage loans sold to third parties.

(3)	Amount represents MSRs sales related to $7.1 million in principal balance of mortgage loans.

(4)	Run-off refers to regular amortization of loans, prepayments and foreclosures.

(5)	Excludes the average balance of mortgage loans owned by Doral Financial of $4.2 billion and $3.7 billion as of June 30, 2009 and 2008, respectively.

Management’s discussion and analysis of financial condition and results of operations

Most of the mortgage loans in Doral Financial’s servicing portfolio are secured by single (one-to-four) family residences located in Puerto Rico. At June 30, 2009 and 2008, less than 1% of Doral Financial’s mortgage-servicing portfolio to third parties was related to mortgages secured by real property located on the U.S. mainland.

The main component of Doral Financial’s servicing income is loan servicing fees, which depend on the type of mortgage loan being serviced. The servicing fees on residential mortgage loans generally range from 0.25% to 0.50% of the outstanding principal balance of the serviced loan.

Total delinquencies excluding foreclosures increased from 4.29% to 6.28% and pending foreclosures increased from 2.48% to 3.02% from June 30, 2008 to the corresponding period in 2009, respectively, as a result of the economic recession and general deterioration of the mortgage sector. The Company does not expect significant losses related to these delinquencies since it has a provision for loans under recourse agreements and for other non recourse loans has not experienced significant losses in the past.

As part of its servicing responsibilities, Doral Financial is required to advance the scheduled payments of principal or interest whether or not collected from the underlying borrower. While Doral Financial generally recovers funds advanced pursuant to these arrangements within 30 days, it must absorb the cost of funding the advances during the time the advance is outstanding. In the past, Doral Financial sold pools of delinquent FHA and VA and conventional mortgage loans. Under these arrangements, Doral Financial is required to advance the scheduled payments whether or not collected from the underlying borrower. While Doral Financial expects to recover a significant portion of the amounts advanced through foreclosure or, in the case of FHA and VA loans, under the applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of the delinquent status of the loans.

Liquidity and capital resources

Doral Financial has an ongoing need for capital to finance its lending, servicing and investing activities. Doral Financial’s cash requirements arise mainly from loan originations and purchases, purchases and holding of securities, repayments of debt upon maturity, payments of operating and interest expenses, servicing advances and loan repurchases pursuant to recourse or warranty obligations. Sources of funds include deposits, advances from FHLB and other borrowings, proceeds from the sale of loans, and of certain available for sale investment securities and other assets, payment from loans held on balance sheet, and cash income from assets owned, including payments from owned servicing rights and interest-only strips. The Company’s Assets and Liability Committee (“ALCO”) establishes and monitors liquidity guidelines to ensure the Company’s ability to meet these needs. Doral Financial currently has and anticipates that it will continue to have adequate liquidity, financing arrangements and capital resources to finance its operations in the ordinary course of business.

Liquidity of the holding company

The holding company’s principal uses of funds are the payment of its obligations, primarily the payment of principal and interest on its debt obligations. The holding company no longer directly funds any mortgage banking activities. Beyond the amount of unencumbered liquid assets at the holding company, the principal sources of funds for the holding company are principal and interest payments on the portfolio of loans and securities retained on the balance sheet by the holding company and dividends from its subsidiaries, including Doral Bank PR, Doral Bank NY and Doral Insurance Agency. The existing cease and desist order applicable to the holding company requires prior regulatory approval for the payment of any dividends from Doral Bank PR to the holding company. In addition, various federal and Puerto Rico statutes and regulations limit the amount of dividends that the Company’s banking and other subsidiaries may pay without regulatory approval. No restrictions exist on the dividends available

Management’s discussion and analysis of financial condition and results of operations from Doral Insurance Agency, other than those generally applicable under the Puerto Rico corporation law.

Since April 2006, Doral Financial has not paid dividends on the Company’s common stock.

On March 20, 2009, the Company announced that in order to preserve capital the Board of Directors approved the suspension of the payment of dividends on all of its outstanding series of cumulative and non-cumulative preferred stock. The suspension of dividends is effective and commenced with the dividends for the month of April 2009 for Doral Financial’s noncumulative preferred stock and the dividends for the second quarter of 2009 for Doral Financial’s cumulative preferred stock.

Liquidity is managed at the holding company level that owns the banking and non-banking subsidiaries. It is also managed at the level of the banking and non-banking subsidiaries.

Other than changes in short-term borrowings and deposits in the normal course of business, the repayment of certain long-term callable certificates of deposits, the impact in the Company’s assets and liabilities as a result of the Company’s exposure to LBI in connection with repurchase agreements and forward TBA agreements, and the suspension of payment of dividends on outstanding preferred stock, there have been no significant or unusual changes in the Corporation’s funding activities and strategy during 2008 and the first half of 2009.

The following sections provide further information on the Company’s major funding activities and needs. Also, please refer to the consolidated statements of cash flows for the six month period ended June 30, 2009 included in this prospectus in the accompanying consolidated financial statements for the quarter and six month period ended June 30, 2009 which provides information on the Company’s cash inflows and outflows.

Liquidity of the banking subsidiaries

Doral Financial’s liquidity and capital position at the holding company differ from the liquidity and capital positions of the Company’s banking subsidiaries. Doral Financial’s banking subsidiaries rely primarily on deposits, including brokered deposits which are all insured so as to meet the coverage for FDIC deposit insurance up to applicable limits, borrowings under advances from FHLB, repurchase agreements secured by pledges of their mortgage loans and mortgage-backed securities as their primary sources of liquidity, other borrowings, such as term notes backed by Federal Home Loan Bank of New York (“FHLB-NY”) letters of credit and an auction term funds to depository institutions granted by the Federal Reserve under TAF, and other borrowings. The banking subsidiaries also have significant investments in loans and investment securities, which together with the owned mortgage servicing rights, serve as a source of cash. To date, these sources of liquidity for Doral Financial’s banking subsidiaries have not been materially adversely impacted by the current adverse liquidity conditions in the U.S. mortgage and credit markets.

Cash sources and uses

Doral Financial’s sources of cash as of June 30, 2009 include retail and commercial deposits, borrowings under advances from FHLB, repurchase financing agreements, principal repayments and sale of loans and securities.

Management does not contemplate material uncertainties in the rolling over of deposits, both retail and wholesale, and is not engaged in capital expenditures that would materially affect the capital and liquidity positions. In addition, the Company’s banking subsidiaries maintain borrowing facilities with the FHLB and at the discount window of the Federal Reserve, and have a considerable amount of collateral that can be used to raise funds under these facilities.

Management’s discussion and analysis of financial condition and results of operations

Doral Financial uses of cash as of June 30, 2009 include origination and purchase of loans, purchase of investment securities, repayment of obligations as they become due, dividend payments related to the preferred stock (which were suspended by the Company’s Board of Directors on March 2009 with effectiveness during the second quarter of 2009), and other operational needs. The Company also is required to deposit cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines because of changes in interest rates, a liquidity crisis or any other factors, the Company will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity.

Primary sources of cash

The following table shows Doral Financial’s sources of borrowings and the related average interest rates as of June 30, 2009 and December 31, 2008:

Table PP—Source of borrowings

	As of June 30, 2009		As of December 31, 2008
	Amount outstanding	Average rate	Amount outstanding	Average rate

	(dollars in thousands)

Deposits	$4,064,257	2.78%	$4,402,772	3.58%
Repurchase agreements	1,776,184	3.89%	1,907,447	3.62%
Advances from FHLB	1,580,400	3.39%	1,623,400	3.83%
Other short-term borrowings	557,000	0.25%	351,600	0.52%
Loans payable	352,834	7.27%	366,776	7.27%
Notes payable	273,910	7.31%	276,868	7.31%

As of June 30, 2009, Doral Financial’s banking subsidiaries held approximately $3.8 billion in interest-bearing deposits at a weighted-average interest rate of 2.96%. For additional information on the Company’s sources of borrowings please refer to Notes from 16 to 21 in the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus.

The following table presents the average balance and the annualized average rate paid on each deposit type for the periods indicated:

Table QQ—Average deposit balance

	Six month period ended		Year ended
	June 30, 2009		December 31, 2008
	Average balance	Average rate	Average balance	Average rate

	(dollars in thousands)

Certificates of deposit	$496,110	3.59%	$543,081	4.17%
Brokered certificates of deposits	2,307,859	4.29%	2,451,523	4.51%
Regular passbook savings	362,007	1.79%	332,032	2.56%
NOW accounts and other transaction accounts	350,932	1.44%	381,848	1.57%
Money market accounts	359,994	3.01%	294,847	3.07%

Total interest-bearing	3,876,902	3.59%	4,003,331	3.91%
Non-interest bearing	247,139	—	254,566	—

Total deposits	$4,124,041	3.38%	$4,257,897	3.68%

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at June 30, 2009.

Table RR—Certificates of deposit maturities

Amount

(in thousands)

Certificates of deposit maturing:
Three months or less	$413,433
Over three through six months	521,612
Over six through twelve months	395,720
Over twelve months	983,617

Total	$2,314,382

The amounts in the table above, include $2.2 billion in brokered deposits issued in denominations greater than $100,000 to broker-dealers. As of June 30, 2009 and December 31, 2008, all brokered deposits were within the applicable FDIC insurance limit. On October 3, 2008, the President of the U.S. signed the Emergency Economic Stabilization Act of 2008, which among other things, temporarily raised the basic limit on FDIC deposit insurance from $100,000 to $250,000. The temporary increase in deposit insurance became effective upon the President’s signature and ends on December 31, 2009.

On May 20, 2009, the President of the U.S. signed the Helping Families Save Their Homes Act, which extends the temporary increase in the standard maximum deposit insurance amount (“SMDIA”) to $250,000 per depositor through December 31, 2013. This extension of the temporary $250,000 coverage limit became effective immediately upon the President’s signature. The legislation provides that the SMDIA will return to $100,000 on January 1, 2014.

As of June 30, 2009 and December 31, 2008, Doral Financial’s retail banking subsidiaries had approximately $2.2 billion and $2.7 billion, respectively, in brokered deposits obtained through broker-dealers. Brokered deposits are used by Doral Financial’s retail banking subsidiaries as a source of long-term funds, and Doral Financial’s retail banking subsidiaries have traditionally been able to replace maturing brokered deposits. Brokered deposits, however, are generally considered a less stable source of funding than core deposits obtained through retail bank branches. Brokered-deposit investors are generally very sensitive to interest rates and will generally move funds from one depository institution to another based on minor differences in rates offered on deposits.

Doral Financial’s banking subsidiaries, as members of the FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. In addition, the FHLB-NY makes available additional borrowing capacity in the form of repurchase agreements on qualifying high grade securities. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 100% of the advances or reimbursement obligations. As of June 30, 2009, Doral Financial’s banking subsidiaries held $1.6 billion in advances from FHLB-NY at a weighted-average interest rate of 3.39%. Please refer to Note 18 in the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus for additional information regarding such advances.

Doral Financial also derives liquidity from the sale of mortgage loans in the secondary mortgage markets. The U.S. (including Puerto Rico) secondary mortgage market is the most liquid in the world in large part because of the sale or guarantee programs maintained by FHA, VA, HUD, FNMA and FHLMC. To the extent these programs are curtailed or the standard for insuring or selling loans under such programs is materially increased, or, for any reason, Doral Financial were to fail to qualify for such programs, Doral Financial’s ability to sell mortgage loans and consequently its liquidity would be materially adversely affected.

Management’s discussion and analysis of financial condition and results of operations

Other uses of cash

Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and to mortgage loans sold to certain other investors, require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. While Doral Financial generally recovers funds advanced pursuant to these arrangements within 30 days, it must absorb the cost of funding the advances during the time the advance is outstanding. For the six month period ended June 30, 2009, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $34.5 million, compared to $35.2 million for the corresponding period of 2008. To the extent the mortgage loans underlying Doral Financial’s servicing portfolio experience increased delinquencies, Doral Financial would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts. In the past, Doral Financial sold pools of delinquent FHA and VA and conventional mortgage loans. Under these arrangements, Doral Financial is required to advance the scheduled payments whether or not collected from the underlying borrower. While Doral Financial expects to recover the amounts advanced through foreclosure or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of the delinquent status of the loans. As of June 30, 2009 and December 31, 2008, the outstanding principal balance of such delinquent loans was $163.0 million and $177.0 million, respectively, and the aggregate monthly amount of funds advanced by Doral Financial was $14.1 million and $15.5 million, respectively.

When Doral Financial sells mortgage loans to third parties, which serves as a source of cash, it also generally makes customary representations and warranties regarding the characteristics of the loans sold. To the extent the loans do not meet specified characteristics, investors are generally entitled to cause Doral Financial to repurchase such loans.

In addition to its servicing and warranty obligations, in the past Doral Financial’s loan sale activities have included the sale of non-conforming mortgage loans subject to recourse arrangements that generally require Doral Financial to repurchase or substitute the loans if the loans are 90 days or more past due or otherwise in default up to a specified amount or limited to a period of time after the sale. To the extent the delinquency ratios of the loans sold subject to recourse are greater than anticipated and Doral Financial is required to repurchase more loans than anticipated, Doral Financial’s liquidity requirements would increase. Please refer to “Off-Balance Sheet Activities” below for additional information on these arrangements.

In the past, Doral Financial sold or securitized mortgage loans with FNMA on a partial or full recourse basis. Doral Financial’s contractual agreements with FNMA authorize FNMA to require Doral Financial to post collateral in the form of cash or marketable securities to secure such recourse obligation to the extent Doral Financial does not maintain an investment grade rating. As of June 30, 2009, Doral Financial’s maximum recourse exposure with FNMA amounted to $762.4 million and required the posting of a minimum of $44.0 million in collateral to secure recourse obligations. While deemed unlikely by Doral Financial, FNMA has the contractual right to request collateral for the full amount of Doral Financial’s recourse obligations. Any such request by FNMA would have a material adverse effect on Doral Financial’s liquidity and business. Please refer to Note 23 in the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus and “—Off-Balance Sheet Activities” below for additional information on these arrangements.

Under Doral Financial’s repurchase lines of credit and derivative contracts, Doral Financial is required to deposit cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines because of changes in interest rates or other market

Management’s discussion and analysis of financial condition and results of operations conditions. Doral Financial will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity.

Assets and liabilities

Doral Financial’s total assets amounted to $9.8 billion at June 30, 2009, compared to $10.1 billion at December 31, 2008. Total assets at June 30, 2009, when compared to December 31, 2008 were affected by a decrease of $569.5 million in the Company’s investment securities portfolio related to a sale of $1.2 billion during the second quarter of 2009 and amortization of mortgage-backed securities from loan prepayments, and partially offset by an increase of $127.1 million in cash and due from banks and money market investments.

Total liabilities were $8.9 billion at June 30, 2009, compared to $9.2 billion at December 31, 2008. Total liabilities as of June 30, 2009 were affected by a decrease in deposits of $338.5 million, mainly related to the decrease of $448.0 million in brokered deposits and a decrease of $131.3 million in securities sold under agreements to repurchase, partially offset by an increase in other short-term borrowings of $205.4 million, which represents the balance of a line of credit with the FHLB and auction term funds to depository institutions granted by the Federal Reserve under TAF.

Capital

Doral Financial’s total equity amounted to $833.9 million at June 30, 2009, compared to $905.2 million at December 31, 2008.

On March 20, 2009, the Board of Directors of Doral Financial announced that it had suspended the declaration and payment of all dividends on all of Doral Financial’s outstanding series of cumulative and non-cumulative preferred stock. The suspension of dividends was effective and commenced with the dividends for the month of April 2009 for Doral Financial’s three outstanding series of non-cumulative preferred stock, and the dividends for the second quarter of 2009 for Doral Financial’s one outstanding series of cumulative preferred stock.

On May 7, 2009, the Company announced the commencement of an offer to exchange a stated amount of its shares of common stock and a cash payment in exchange for a limited number of its shares of outstanding preferred stock.

The offer to exchange commenced on May 7, 2009 and expired on June 8, 2009. Each of the series of outstanding preferred stock of Doral Financial were eligible to participate in the exchange offer, subject to all terms and conditions set forth in the Company’s Offer to Exchange that was filed with the SEC on May 7, 2009, as amended. The transaction was settled on June 11, 2009.

The exchange by holders of shares of the non-cumulative preferred stock for shares of common stock and payment of a cash premium resulted in the extinguishment and retirement of such shares of non-cumulative preferred stock and an issuance of common stock. The carrying (liquidation) value of each share of non-cumulative preferred stock retired was reduced and common stock and additional paid-in-capital increased in the amount of the fair value of the common stock issued. Upon the cancellation of such shares of non-cumulative preferred stock acquired by the Company pursuant to the offer to exchange, the difference between the carrying (liquidation) value of shares of non-cumulative preferred stock retired and the fair value of the exchange offer consideration exchanged (cash plus fair value of common stock) was treated as an increase to retained earnings and income available to common shareholders for earnings per share purposes in accordance with guidance of EITF Topic No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.

The exchange by holders of convertible preferred stock for common stock and a cash premium was accounted for as an induced conversion. Common stock and additional paid-in-capital was increased by

Management’s discussion and analysis of financial condition and results of operations the carrying (liquidation) value of the amount of convertible preferred stock exchanged. The fair value of common stock issued and the cash premium in excess of the fair value of securities issuable pursuant to the original exchange terms was treated as a reduction to retained earnings and net income available to common shareholders for earnings per share purposes.

Please refer to Note 27 in the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus for additional information about the preferred stock conversion.

Regulatory capital requirements

As of June 30, 2009, Doral Bank PR and Doral Bank NY were in compliance with all the regulatory capital requirements that were applicable to them as a state non-member bank and federal savings bank, respectively (i.e., total capital and Tier 1 capital to risk weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). However, as described below, Doral Financial is subject to a consent order pursuant to which it submitted a capital plan in which it has agreed to maintain capital ratios in excess of the prompt corrective action well capitalized floors at both the holding company and Doral Bank PR level. As a result of the recapitalization pursuant to which Doral Holdings LLC acquired 90% of the common stock of Doral Financial, except for the requirements of the consent order, Doral Financial is no longer required to meet regulatory capital standards. Set forth below are Doral Financial’s, and its banking subsidiaries’ regulatory capital ratios as of June 30, 2009 and December 31, 2008, based on existing Federal Reserve, FDIC and Office of Thrift Supervision (“OTS”) guidelines. For purpose of these tables, ratios for Doral Financial are calculated as if Doral Financial were the ultimate holding company.

TABLE SS—Regulatory capital ratios

	As of June 30, 2009
	Doral	Doral	Doral
	Financial(2)	Bank PR	Bank NY

Total Capital Ratio (Total capital to risk- weighted assets)	15.2%	13.7%	15.9%
Tier 1 Capital Ratio (Tier 1 capital to risk- weighted assets)	13.3%	12.4%	15.4%
Leverage Ratio(1)	8.2%	6.4%	10.8%

(1)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank PR and Tier 1 capital to adjusted total assets in the case of Doral Bank NY.

(2)	Doral Financial was not subject to regulatory capital requirements as of June 30, 2009. Ratios were prepared as if the company were subject to the requirement for comparability purposes.

	As of December 31, 2008
	Doral	Doral	Doral
	Financial(2)	Bank PR	Bank NY

Total Capital Ratio (Total capital to risk- weighted assets)	17.1%	15.4%	19.1%
Tier 1 Capital Ratio (Tier 1 capital to risk- weighted assets)	13.8%	14.2%	18.5%
Leverage Ratio(1)	7.6%	6.4%	15.0%

(1)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank PR and Tier 1 capital to adjusted total assets in the case of Doral Bank NY.

(2)	Doral Financial was not subject to regulatory capital requirements as of December 31, 2008. Ratios were prepared as if the company were subject to the requirement for comparability purposes.

Management’s discussion and analysis of financial condition and results of operations

As of June 30, 2009, the capital ratios of Doral Bank PR and Doral Bank NY exceeded the well-capitalized thresholds for banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. Under FDIC’s regulations, a well capitalized bank must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on Doral Financial.

On March 17, 2006, Doral Financial entered into a consent order with the Federal Reserve, pursuant to which the Company submitted a capital plan in which it established a target minimum leverage ratio of 5.5% for Doral Financial and 6.0% for Doral Bank PR. While the Tier 1 and Total capital ratios have risk weighting components that take into account the low level of risk associated with the Company’s mortgage and securities portfolios, the Leverage Ratio is significantly lower because it is based on total average assets without any risk weighting.

On March 19, 2009, the Board of Directors of Doral Financial approved a capital infusion of up to $75.0 million to Doral Bank PR, of which $19.8 million was made during the first quarter of 2009.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to state certain assets and liabilities at fair value and to support fair value disclosures. Securities held for trading, securities available for sale, derivatives and servicing assets are recorded at fair value on a recurring basis. Additionally, from time to time, Doral may be required to record other financial assets at fair value on a nonrecurring basis, such as loans held for sale, loans receivable and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write-downs of individual assets.

SFAS No. 157 established a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimates about market data. These levels are:

➢	Level 1 —Valuation is based upon unadjusted quoted prices for identical instruments traded in active markets.

➢	Level 2 —Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market, or are derived principally from or corroborated by observable market data, by correlation or by other means.

➢	Level 3 —Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In accordance with SFAS No. 157, Doral Financial’s intent is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. Most of Doral Financial’s financial instruments use either of the foregoing methodologies, collectively Level 1 and Level 2 measurements, to determine fair value adjustments

Management’s discussion and analysis of financial condition and results of operations recorded to the Company’s financial statements. However, in certain cases, when market observable inputs for model-based valuation techniques may not be readily available, the Company is required to make judgments about assumptions market participants would use in estimating the fair value of the financial instruments, or Level 3 measurements.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in the market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, the Company uses valuation techniques requiring more management judgment to estimate the appropriate fair value measurement.

Approximately 33% and 37% of the Company total assets at June 30, 2009 and December 31, 2008, respectively, consisted of financial instruments recorded at fair value on a recurring basis. Assets for which fair values were measured using significant Level 3 inputs represented approximately 15% of these financial instruments at both June 30, 2009 and December 31, 2008. The fair values of the remaining assets were measured using valuation methodologies involving market-based or market-derived information, collectively Level 1 and 2 measurements.

Please refer to Note 28 of the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus for additional information about the extent to which fair value is used to measure assets and liabilities, the valuation methodologies used and its impact on earnings.

OFF-BALANCE SHEET ACTIVITIES

Prior to 2006, the Company typically sold loans that did not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC (“non-conforming loans”) to local financial institutions on a recourse basis pursuant to which Doral Financial retained part of the credit risk associated with such loans after sale. The Company also sold loans under various recourse agreements to FNMA and FHLMC. Doral Financial’s contingent obligation with respect to such recourse provision is not reflected on Doral Financial’s Consolidated Financial Statements, except for a liability of $8.8 million, as of June 30, 2009, for estimated losses from such recourse agreements, which is included as part of “Accrued expenses and other liabilities.” Doral Financial currently sells loans on a non-recourse basis, except recourse for certain early payment defaults.

In the past, in relation to its asset securitization and loan sale activities, the Company sold pools of delinquent FHA, VA and conventional mortgage loans on a servicing retained basis. Following these transactions, the loans are not reflected on Doral Financial’s Consolidated Statements of Financial Condition. Under these arrangements, as part of its servicing responsibilities, Doral Financial is required to advance the scheduled payments of principal and interest regardless of whether they are collected from the underlying borrower. While Doral Financial expects to recover a significant portion of the amounts advanced through foreclosure or, in the case of FHA and VA loans, under applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of delinquent status of the loans.

In addition, Doral Financial’s loan sale activities in the past included certain mortgage loan sale and securitization transactions subject to recourse arrangements that require Doral Financial to repurchase or substitute the loan if the loans are 90 days or more past due or otherwise in default. The Company is also required to pay interest on delinquent loans in the form of servicing advances. Under certain of

Management’s discussion and analysis of financial condition and results of operations these arrangements, the recourse obligation is terminated upon compliance with certain conditions, which generally involve: (1) the lapse of time (normally from four to seven years), (2) the lapse of time combined with certain other conditions such as the unpaid principal balance of the mortgage loans falling below a specific percentage (normally less than 80%) of the appraised value of the underlying property or (3) the amount of loans repurchased pursuant to recourse provisions reaching a specific percentage of the original principal amount of loans sold (generally from 10% to 15%). As of June 30, 2009, the Company’s records reflected that the outstanding principal balance of loans sold subject to full or partial recourse was $1.0 billion. As of such date, the Company’s records also reflected that the maximum contractual exposure to Doral Financial if it were required to repurchase all loans subject to recourse was $0.9 billion. The Company discontinued the practice of selling loans with recourse obligations in 2005.

Doral Financial reserves for its exposure to recourse and the other credit-enhanced transactions explained above amounted $17.3 million and $18.5 million as of June 30, 2009 and December 31, 2008, respectively. For additional information regarding sales of delinquent loans please refer to “Liquidity and capital resources” above.

The following table shows the changes in the Company’s liability of estimated losses from recourse agreements, included in the Statement of Financial Condition, for each of the periods shown:

	Quarter ended	Six month period
	June 30, 2009	ended June 30, 2009

	(in thousands)

Balance at beginning of period	$9,258	$8,849
Net charge-offs	(1,076)	(2,129)
Provision for recourse liability	573	2,035

Balance at end of period	$8,755	$8,755

Doral Financial is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Statement of Financial Position.

The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company’s exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of these instruments. Doral Financial uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At June 30, 2009, commitments to extend credit and commercial and financial standby letters of credit amounted to approximately $86.0 million and $0.3 million, respectively, and commitments to sell loans amounted to approximately $192.4 million.

Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

In the ordinary course of the business, Doral Financial makes certain representations and warranties to purchasers and insurers of mortgage loans at the time of the loan sales to third parties regarding the characteristics of the loans sold, and in certain circumstances, such as in the event of early or first payment default. To the extent the loans do not meet specified characteristics, if there is a breach of contract of a representation or warranty or if there is an early payment default, Doral Financial may be required to repurchase the mortgage loan and bear any subsequent loss related to the loan. Please refer

Management’s discussion and analysis of financial condition and results of operations to Risk factors, “Risks Relating to Our Business—Defective and repurchased loans may harm Doral Financial’s business and financial condition”.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The tables below summarize Doral Financial’s contractual obligations, on the basis of contractual maturity or first call date, whichever is earlier, and other commercial commitments as of June 30, 2009.

Table TT—Contractual obligations

	Payment due by period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands)

Deposits	$4,064,257	$3,041,422	$679,416	$184,954	$158,465
Repurchase agreements(1)(2)	1,776,184	1,100,684	69,000	606,500	—
Advances from FHLB(1)(2)	1,580,400	678,480	652,920	249,000	—
Other short-term borrowings	557,000	557,000	—	—	—
Loans payable(3)	352,834	43,667	80,111	62,846	166,210
Notes payable	273,910	6,121	42,960	11,409	213,420
Other liabilities	109,522	109,522	—	—	—
Non-cancelable operating leases	46,047	5,713	9,840	9,652	20,842

Total Contractual Cash Obligations	$8,760,154	$5,542,609	$1,534,247	$1,124,361	$558,937

(1)	Amounts included in the table above do not include interest.

(2)	Includes $278.5 million of repurchase agreements with an average rate of 4.88% and $279.0 million in advances from FHLB-NY with an average rate of 5.41%, which the lenders have the right to call before their contractual maturities. The majority of such repurchase agreements and advances from FHLB-NY are included in the less than one year category in the above table but have actual contractual maturities ranging from July 2009 to February 2014. They are included on the first call date basis because increases in interest rates over the average rate of the Company’s callable borrowings may induce the lenders to exercise their call right.

(3)	Secured borrowings with local financial institutions, collateralized by real estate mortgage loans at variable interest rates tied to 3-month LIBOR. These loans are not subject to scheduled payments, but are required to be repaid according to the regular amortization and prepayments of the underlying mortgage loans. For purposes of the table above, the Company used a CPR of 11.2% to estimate the repayments.

Management’s discussion and analysis of financial condition and results of operations

Table UU—Other commercial commitments(1)

	Amount of commitment expiration per period
	Total
	amount	Less than			After
	committed	1 year	1-3 years	3-5 years	5 years

	(in thousands)

Commitments to extend credit	$85,984	$79,771	$5,770	$443	$—
Commitments to sell loans	192,395	192,395	—	—	—
Commercial and financial standby letters of credit	325	325	—	—	—
Maximum contractual recourse exposure	900,610	—	—	—	900,610

Total	$1,179,314	$272,491	$5,770	$443	$900,610

(1)	Refer to “Off-Balance Sheet Activities” above for additional information regarding other commercial commitments of the Company.

RISK MANAGEMENT

Doral Financial’s business is subject to four broad categories of risks: interest rate risk, credit risk, operational risk and liquidity risk. Doral Financial has specific policies and procedures which have been designed to identify, measure and manage risks to which the company is exposed.

Interest rate and market risk management

Interest rate risk refers to the risk that changes in interest rates may adversely affect the value of Doral Financial’s assets and liabilities and its net interest income.

Doral Financial’s risk management policies are designed with the goal of maximizing shareholder value with emphasis on stability of net interest income and market value of equity. These policies are also targeted to remain well capitalized, preserve adequate liquidity, and meet various regulatory requirements. The objectives of Doral Financial’s risk management policies are pursued within the limits established by the Board of Directors of the Company. The Board of Directors has delegated the oversight of interest rate and liquidity risks to its Risk Policy Committee.

Doral Financial’s Asset/Liability Management Committee (“ALCO”) has been created under the authority of the Board of Directors to manage the Company’s interest rate, market and liquidity risk. The ALCO is primarily responsible for ensuring that Doral Financial operates within the Company’s established asset/liability management policy guidelines and procedures. The ALCO reports directly to the Risk Policy Committee of the Board of Directors.

The ALCO is responsible for:

➢	developing the Company’s asset/liability management and liquidity strategy;

➢	monitoring and management of interest rate, pricing and liquidity risk limits to ensure compliance with the Company’s policies;

➢	overseeing product pricing and volume objectives for banking and treasury activities; and

➢	overseeing the maintenance of management information systems that supply relevant information for the ALCO to fulfill its responsibilities as it relates to asset/liability management.

Management’s discussion and analysis of financial condition and results of operations

Risk identification measurement and control

Doral Financial manages interest rate exposure related to its assets and liabilities on a consolidated basis. Changes in interest rates can affect the volume of Doral Financial’s mortgage loan originations, the net interest income earned on Doral Financial’s portfolio of loans and securities, the amount of gain on the sale of loans and the value of Doral Financial’s servicing assets, loans, investment securities and other retained interests.

As part of its interest rate risk management practices, Doral Financial has implemented measures to identify the interest rate risk associated with the Company’s assets, liabilities and off-balance sheet activities. The Company has also developed policies and procedures to control and manage these risks and continues to improve its interest rate risk management practices. The Company currently manages its interest rate risk by principally focusing on the following metrics: (a) net interest income sensitivity; (b) market value equity sensitivity; (c) effective duration of equity; and (d) maturity/repricing gaps. Doral Financial’s Asset/Liability Management Policies provide a limit structure based on these four metrics. A single limit is defined for effective duration of equity. Net interest income sensitivity limits are set for a twelve month horizon and defined for instantaneous parallel rate shifts. Specific parallel rate shifts defined for net interest income and market value equity limits are -300 bps, -200 bps, -100 bps, +100 bps, +200 bps, and +300 bps. Additional limits are defined and subject to control for maturity/repricing mismatches, however management continues to emphasize risk management and controls based on net interest income and market value of equity sensitivity as these measures incorporate the effect of existing asset/liability mismatches. The explanations below provide a brief description of the metrics used by the Company and the methodologies/assumptions employed in the estimation of these metrics:

➢	Net Interest Income Sensitivity. Refers to the relationship between market interest rates and net interest income due to the maturity mismatches and repricing characteristics of Doral Financial’s interest-earning assets, interest-bearing liabilities and off-balance sheet positions. To measure net interest income exposure to changes in market interest rates, the Company uses earnings simulation techniques. These simulation techniques allow for the forecasting of net interest income and expense under various rate scenarios for the measurement of interest rate risk exposures of Doral Financial. Primary scenarios include instantaneous parallel and non-parallel rate shocks. Net interest income sensitivity is measured for time horizons ranging from twelve to sixty months and as such, serves as a measure of short to medium term earnings risk. The basic underlying assumptions used in net interest income simulations are: (a) the Company maintains a static balance sheet; (b) full reinvestment of funds in similar product/instruments with similar maturity and repricing characteristics; (c) spread assumed constant; (d) prepayment rates on mortgages and mortgage related securities are modeled using multi-factor prepayment model; (e) non-maturity deposit run-offs and elasticity assumptions are modeled, and (f) evaluation of embedded options.

➢	Market Value of Equity Sensitivity. Used to capture and measure the risks associated with longer-term maturity and re-pricing mismatches. Doral Financial uses value simulations techniques for all financial components of the Statement of Financial Condition. Valuation techniques include static cash flows analyses, stochastic models to qualify value of embedded options and prepayment modeling. To complement and broaden the risk analysis, the Company uses duration and convexity analysis to measure the sensitivity of the market value of equity to changes in interest rates. Duration measures the linear change in market value of equity caused by changes in interest rates, while, convexity measures the asymmetric changes in market value of equity caused by changes in interest rates due to the presence of options. The analysis of duration and convexity combined provide a better understanding of the sensitivity of the market value of equity to changes in interest rates.

➢	Effective Duration of Equity. The effective duration of equity is a broad measure of the impact of interest rates changes on Doral Financial’s economic capital. The measure summarizes the net

Management’s discussion and analysis of financial condition and results of operations sensitivity of assets and liabilities, adjusted for off-balance sheet positions. The stated threshold for Doral Financials effective duration of equity is 12 years.

INTEREST RATE RISK MANAGEMENT STRATEGY

Doral Financial’s current interest rate management strategy is implemented by the ALCO and is focused on reducing the volatility of the Company’s net interest income and to protect the market value of equity. While the current strategy will also use a combination of derivatives and balance sheet management, more emphasis is placed on balance sheet management.

Net Interest Income Risk.  In order to protect net interest income against interest rate risk, the ALCO employs a number of strategies, which are adjusted in relation to prevailing market conditions. Internal balance sheet management practices are designed to reduce the re-pricing gaps of the Company’s assets and liabilities. However, the Company will use derivatives, mainly interest rate swaps and interest rate caps, as part of its interest rate risk management activities. Interest rate swaps represent a mutual agreement to exchange interest rate payments; one party pays fixed rate and the other pays a floating rate. For net interest income protection, Doral Financial typically enters into a fixed rate payer-float receiver swaps to eliminate the variability of cash flows associated to floating rate debt obligations.

Market Value of Equity Hedging Strategies.  Due to the composition of Doral Financial’s assets and liabilities, the Company has earnings exposure to rising interest rates in the short run and to decreasing interest rates in longer time horizons. The Company measures the market value of all rate sensitive assets, liabilities and off-balance sheet positions; and the difference between assets and liabilities adjusted by off-balance sheet positions, is termed market value of equity. The Company measures how the market value of equity fluctuates with different rate scenarios to measure risk exposure of economic capital or market value equity. Management uses duration matching strategies to manage the fluctuations of market value of equity within the long-term targets established by the Board of Directors of the Company.

Duration Risk.  Duration is a measure of the impact (in magnitude and direction) of changes in interest rates in the economic value of financial instruments. In order to bring duration measures within the policy thresholds established by the Company, management may use a combination of internal liabilities management techniques and derivative instruments. The derivatives such as interest rate swaps, treasury futures, eurodollar futures and forward contracts may be entered into as part of the Company’s risk management.

Convexity Risk.  Convexity is a measure of how much duration changes as interest rates change. For Doral Financial, convexity risk primarily results from mortgage prepayment risk. As part of managing convexity risk management may use a combination of internal balance sheet management instruments or derivatives, such as swaptions, caps, floors, put or call options on interest rate indexes or related fixed income underlying securities (i.e. Eurodollar, treasury notes).

Call options represent the right to buy a specified security at a specified price in the future. Their value generally increases as interest rates fall. Put options represent the right to sell a specified security in the future. Their value generally increases as interest rates rise. These instruments enable the Company to hedge against adverse changes in market value of equity due to unexpected movements in interest rates, taking into consideration the duration and interest rate sensitivity of the Company’s loan and investment portfolio.

Hedging related to Mortgage Banking Activities.  As part of Doral Financial’s risk management of mortgage banking activities, such as secondary market and servicing assets, the Company enters into forward agreements to buy or sell mortgage-backed securities to protect the Company against changes in interest rates that may impact the economic value of servicing assets or the pricing of marketable loan production.

Management’s discussion and analysis of financial condition and results of operations

Hedging the various sources of interest rate risks related to mortgage banking activities is a complex process that requires sophisticated modeling and continuous monitoring. While Doral Financial balances and manages the various aspects relating to mortgage activities, there are potential risks to earnings associated to them. The following bullets summarize some of these potential risks:

➢	The valuation of mortgage servicing assets (MSRs) are recorded in earnings immediately within the accounting period in which the changes in value occur, whereas the impact of changes in interest rates are reflected in originations with a time lag and effects on servicing fee income occurs over time. Thus, even when mortgage activities could be protected from adverse changes in interest rates over a period of time (on a cumulative basis) they may display large variations in income from period to period.

➢	The degree to which the “natural hedge” associated to mortgage banking (i.e. originating and servicing) offsets changes in servicing asset valuations may be imperfect, as it may vary over time.

➢	Origination volumes, the valuation of servicing assets, economic hedging activities and other related costs are impacted by multiple factors, which include, changes in the mix of new business, changes in the term structure of interest rates, changes in mortgage spreads (mortgage basis) to other rate benchmarks, and rate volatility (among others). Interrelation of all these factors is hard to predict and, as such, the ability to perfectly hedge their effects is limited.

DORAL FINANCIAL’S RISK PROFILE

Doral Financial’s goal is to manage market and interest rate risk within targeted levels established and periodically reviewed by the Board of Directors. The interest risk profile of the Company is managed by using natural offsets generated by the different components of the balance sheet during the natural course of business operations and through active hedging activities using debt and derivative instruments to achieve targeted risk levels.

The Company’s interest rate risk exposure can be segregated into linear and non-linear risk components based on the varying changes to the market value of equity due to changes in interest rates. The linear risk is managed through interest rate caps and future contracts. The non-linear risk arises primarily from embedded optionality in our products and transactions which allows clients and counterparties to modify the maturity of loans, securities, deposits and/or borrowings. Examples of non-linear risks include the ability of a mortgagee to prepay his/her mortgage or a counterparty exercising its puttable option on a structured transaction. The embedded optionality is primarily managed by purchasing or selling options or by other active risk management strategies involving the use of derivatives, including the forward sale of mortgage-backed securities.

The table below shows the risk profile of Doral Financial (taking into account the derivatives set forth below) under 100-basis point parallel and instantaneous increases or decreases of interest rates, as of June 30, 2009 and December 31, 2008.

	Market value	Net interest
As of June 30, 2009	of equity risk	income risk(1)

+ 100 BPS	(5.0)%	0.75%
- 100 BPS	(0.6)%	(1.4)%

	Market value	Net interest
As of December 31, 2008	of equity risk	income risk(1)

+ 100 BPS	(0.3)%	15.9%
- 100 BPS	1.2%	2.2%

(1)	Based on 12-month forward change in net interest income.

Management’s discussion and analysis of financial condition and results of operations

As of June 30, 2009 the market value of equity (“MVE”) sensitivity measure increased with respect to December 31, 2008. The increased MVE sensitivity to rising interest rates, is explained for the most part by the completion of a program to restructure the investment portfolio. The program consisted of selling floating-rate agency mortgage backed securities and purchasing short-duration fixed-rate mortgage-backed securities.

The net interest income (“NII”) sensitivity measure, based on a 12-month horizon, decreased from 15.9% to 0.75% in a scenario of up 100 basis point rise in interest rates when comparing June 30, 2009 to December 31, 2008. The effect is explained by the change in repricing characteristics of investment securities as the Company sold floating rate securities and replaced them with fixed rate securities, hence the reduced upside sensitivity to rising interest rates.

The following table shows the Company’s investment portfolio sensitivity to changes in interest rates. The table below assumes parallel and instantaneous increases and decreases of interest rates as of June 30, 2009 and December 31, 2008.

	June 30, 2009	December 31, 2009
	Change in fair	Change in fair
Change in interest	value of available	value of available
rates (Basis Points)	for sale securities	for sale securities

	(in thousands)

+200	$(233,549)	$(169,044)
+100	(106,542)	(72,832)
Base	—	—
-100	70,863	47,100
-200	118,671	80,303

During 2009, Doral Financial has taken steps to structure its balance sheet to reduce the overall interest rate risk, with special emphasis on maximizing earnings potential while reducing NII sensitivity, which is reflected in the Company’s risk profile, as shown in the previous tables.

Derivatives.  As described above, Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates. Derivatives are generally either privately negotiated over-the-counter (“OTC”) contracts or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, caps and collars, forwards and options. Exchange-traded derivatives include futures and options.

Management’s discussion and analysis of financial condition and results of operations

The Company is subject to various interest rate cap agreements to manage its interest rate exposure. Interest rate cap agreements generally involve purchase of out of the money caps to protect the Company from larger rate moves and to provide the Company with positive convexity. Non-performance by the counterparty exposes Doral Financial to interest rate risk. The following table summarizes the Company’s interest rate caps outstanding at June 30, 2009.

Table VV—Interest rate caps

Notional	Maturity	Entitled payment	Premium	Fair
amount	date	conditions	paid	value

	(dollars in thousands)

$ 25,000	September, 2010	1-month LIBOR over 5.00%	$205	$2
15,000	September, 2011	1-month LIBOR over 5.50%	134	8
15,000	September, 2012	1-month LIBOR over 6.00%	143	31
35,000	October, 2010	1-month LIBOR over 5.00%	199	3
15,000	October, 2011	1-month LIBOR over 5.00%	172	16
15,000	October, 2012	1-month LIBOR over 5.50%	182	47
50,000	November, 2012	1-month LIBOR over 6.50%	228	96
50,000	November, 2012	1-month LIBOR over 5.50%	545	159
50,000	November, 2012	1-month LIBOR over 6.00%	350	122

$270,000			$2,158	$484

The Company is subject to various interest rate swap agreements to manage its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. The Company principally uses interest rate swaps to convert floating rate liabilities to fixed rate by entering into pay fixed receive floating interest rate swaps. Non-performance by the counterparty exposes Doral Financial to interest rate risk. The following table summarizes the Company’s interest rate swaps outstanding at June 30, 2009.

Table WW—Interest rate swaps

Notional	Maturity	Pay	Receive	Fair
amount	date	fixed rate	floating rate	value

	(dollars in thousands)

CASH FLOW HEDGE
$200,000	July, 2010	3.00%	3-month LIBOR minus 0.04%	$(5,234)
10,000	September, 2009	4.57%	1-month LIBOR plus 0.02%	(100)
8,000	September, 2010	4.62%	1-month LIBOR plus 0.02%	(374)
3,000	September, 2011	4.69%	1-month LIBOR plus 0.02%	(206)
10,000	October, 2009	4.30%	1-month LIBOR plus 0.04%	(123)
8,000	October, 2010	4.37%	1-month LIBOR plus 0.02%	(364)
6,000	October, 2011	4.51%	1-month LIBOR plus 0.05%	(388)
5,000	October, 2012	4.62%	1-month LIBOR plus 0.05%	(402)
20,000	November, 2009	4.35%	1-month LIBOR plus 0.02%	(316)
15,000	November, 2010	4.42%	1-month LIBOR	(726)
15,000	November, 2011	4.55%	1-month LIBOR plus 0.02%	(1,012)
45,000	November, 2012	4.62%	1-month LIBOR plus 0.02%	(3,706)

$345,000				$(12,951)

Freestanding Derivatives.  Doral Financial uses derivatives to manage its market risk and generally accounts for such instruments on a mark-to-market basis with gains or losses charged to current

Management’s discussion and analysis of financial condition and results of operations operations as part of net gain (loss) on securities held for trading as they occur. Contracts with positive fair values are recorded as assets and contracts with negative fair values as liabilities, after the application of netting arrangements. Fair values of derivatives such as interest rate futures contracts or options are determined by reference to market prices. Fair values for derivatives purchased in the over-the-counter market are determined by valuation models and validated with prices provided by external sources. The notional amounts of freestanding derivatives totaled $470.0 million and $305.0 million as of June 30, 2009 and December 31, 2008, respectively. Notional amounts indicate the volume of derivatives activity, but do not represent Doral Financial’s exposure to market or credit risk. The increase in the notional amount of freestanding derivatives with respect to December 31, 2008 is due mainly to economic hedges related to servicing assets and secondary marketing activities.

Derivatives—Hedge Accounting.  Doral Financial seeks to designate derivatives under hedge accounting guidelines when it can clearly identify an asset or liability that can be hedged using the strict hedge accounting guidelines. The notional amount of swaps treated under hedge accounting totaled $345.0 million as of both June 30, 2009 and December 31, 2008. The Company typically uses interest rate swaps to convert floating rate advances from FHLB to fixed rate by entering into pay fixed receive floating swaps. In these cases, the Company matches all of the terms in the advance from FHLB to the floating leg of the interest rate swap. Since both transactions are symmetrically opposite the effectiveness of the hedging relationship is high.

The following table summarizes the total derivatives positions at June 30, 2009 and December 31, 2008, respectively, and their different designations.

Table XX—Derivative positions

	June 30, 2009		December 31, 2008
	Notional	Fair	Notional	Fair
	amount	value	amount	value

	(in thousands)

Cash flow Hedges
Interest rate swaps	$345,000	$(12,951)	$345,000	$(15,096)
Other derivatives
Interest rate caps	270,000	484	270,000	287
Forward contracts	200,000	(264)	35,000	(187)

	470,000	220	305,000	100

	$815,000	$(12,731)	$650,000	$(14,996)

The following tables summarize the fair values of Doral Financial’s derivatives as well as the source of the fair values.

Table YY—Fair value reconciliation

Six month period ended
June 30, 2009

(in thousands)

Fair value of contracts outstanding at the beginning of the period	$100
Changes in fair values during the period	120

Fair value of contracts outstanding at the end of the period	$220

Management’s discussion and analysis of financial condition and results of operations

Table ZZ—Sources of fair value

	Payment due by period
	Maturity			Maturity
	less than	Maturity	Maturity	in excess	Total fair
	1 year	1-3 years	3-5 years	of 5 years	value

	(in thousands)

As of June 30, 2009
Prices actively quoted	$(264)	$—	$—	—	$(264)
Prices provided by internal sources	—	29	455	—	484

	$(264)	$29	$455	$—	$220

The use of derivatives involves market and credit risk. The market risk of derivatives arises principally from the potential for changes in the value of derivative contracts based on changes in interest rates.

The credit risk of OTC derivatives arises from the potential of counterparties to default on their contractual obligations. To manage this credit risk, Doral Financial deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, as needed, obtains collateral. Master netting agreements incorporate rights of set-off that provide for the net settlement of contracts with the same counterparty in the event of default. As a result of the ratings downgrades affecting Doral Financial, counterparties to derivatives contracts used for interest rate risk management purposes could increase the applicable margin requirements under such contracts, or could require the Company to terminate such agreements.

Table AAA—Derivative counterparty credit exposure

	June 30, 2009
						Weighted
			Total			average
			exposure			contractual
	Number of		at fair	Negative	Total fair	maturity
Rating(1)	counterparties(2)	Notional	value(3)	fair values	value	(in years)

	(dollars in thousands)

AA-	1	$215,000	$444	$—	$444	2.95
A+	2	450,000	289	(13,112)	(12,823)	1.34
A	1	150,000	—	(352)	(352)	0.12

Total Derivatives	4	$815,000	$733	$(13,464)	$(12,731)	1.54

(1)	Based on the S&P Long-Term Issuer Credit Ratings.

(2)	Based on legal entities. Affiliated legal entities are reported separately.

(3)	For each counterparty, this amount includes derivatives with a positive fair value including the related accrued interest receivable/payable (net).

Management’s discussion and analysis of financial condition and results of operations

	December 31, 2008
						Weighted
			Total			average
			Exposure	Negative		contractual
	Number of		at fair	fair	Total fair	maturity
Ratings(1)	counterparties	Notional	value(3)	values	value	(in years)

AA-	1	$215,000	$259	$—	$259	3.45
A+	2	410,000	28	(15,137)	(15,109)	1.95
A	1	25,000	—	(146)	(146)	0.07

Subtotal	4	$650,000	$287	$(15,283)	$(14,996)	2.37

(1)	Based on the S&P Long-Term Issuer Credit Ratings.

(2)	Based on legal entities. Affiliated legal entities are reported separately.

(3)	For each counterparty, this amount includes derivatives with a positive fair value including the related accrued interest receivable/payable (net).

Credit risk

Doral Financial is subject to credit risk with respect to its portfolio of loans receivable. Loans receivable are loans that Doral Financial holds for investment and, therefore, the Company is at risk for the term of the loans. With respect to mortgage loans originated for sale as part of its mortgage banking business, Doral Financial is generally at risk for any mortgage loan default from the time it originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, Doral Financial is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed within a range of 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750, in addition to the mortgage collateral.

Prior to 2006, the Company sold loans on a recourse basis as part of the ordinary course of business. As part of such transactions, the Company committed to make payments to remedy loan defaults or to repurchase defaulted loans. Please refer to “Off-Balance Sheet Activities” above for additional information regarding recourse obligations. In mid 2005, the Company discontinued the practice of selling mortgage loans with recourse, except for recourse related to early payments defaults. The residential mortgage portfolio includes loans that, at some point were repurchased pursuant to recourse obligations and, as a result, have a higher credit risk. Repurchases of delinquent loans from recourse obligations for the first half of 2009 amounted to $17.8 million and resulted in a loss of $2.1 million. When repurchased from recourse obligations, loans are recorded at their market value, which includes a discount for poor credit performance.

Doral Financial has historically provided land acquisition, development, and construction financing to developers of residential housing projects and, as consequence, has a relatively high credit risk exposure to this sector. Construction loans extended to developers are typically adjustable rate loans, indexed to the prime interest rate with terms ranging generally from 12 to 36 months. Doral Financial principally targeted developers of residential construction for single-family primary-home occupancy. The balance outstanding for the residential construction sector has decreased from $436.6 million as of December 31, 2008, to $364.9 million as of June 30, 2009. Management expects that the amount of loans of the construction industry will continue to decrease in subsequent years.

During the first half of 2009, absorption trends decreased significantly principally due to the termination of the tax incentive provided by Law 197 in the fourth quarter of 2008. Absorption for the six month period ended June 30, 2009 reflects 89% reduction versus the corresponding 2008 period. This event required modifications in absorption estimates, resulting in higher loss provisions. The

Management’s discussion and analysis of financial condition and results of operations

Company expects that absorption will continue to be at low levels due to the current economic environment. The Company has developed an incentive program to assist developers in the sale of their unit inventory and increase absorption. The incentive program provides a grant between $5,000 and $10,000 per unit to be used by the customer to pay for: closing costs, buy downs or purchase of appliances.

Because most of Doral Financial’s loans are made to borrowers located in Puerto Rico and secured by properties located in Puerto Rico, the Company is subject to credit risks tied to adverse economic, political or business developments and natural hazards, such as hurricanes, that may affect Puerto Rico. The Puerto Rico economy has been in a recession since 2006. This has affected borrowers’ disposable incomes and their ability to make payments when due, causing an increase in delinquency and foreclosures rates. The Company believes that these conditions will continue to affect its credit quality. In addition, there is evidence that property values have declined from their peak. This has reduced borrowers’ capacity to refinance and increased the exposure to loss upon default. This decline in prices and increases in expected defaults are incorporated into the loss rates used for calculating the Company’s allowance for loan and lease losses.

Doral Financial mitigates loan defaults on its construction and commercial portfolios through its Loan Workout function. The function’s main responsibilities are avoiding defaults and minimizing losses upon default of relatively large credit relationships. The group utilizes relationship officers, collection specialists, attorneys and has contracted with third party service providers to supplement its internal resources. In the case of residential construction projects, the workout function monitors project specifics, such as project management and marketing, as deemed necessary. With respect to residential mortgages, the Company has developed collection and loss mitigation strategies.

The Company also engages in the restructuring and/or modifications of the debt of borrowers who are delinquent due to economic or legal reasons, if the Company determines that it is in the best interest for both the Company and the borrower to do so. In some cases, due the nature of the borrower’s financial condition, the restructure or loan modification fits the definition of Troubled Debt Restructuring (“TDR”) as defined by the SFAS No. 15, Accounting by Debtors and Creditors of Troubled Debt Restructurings. Such restructures are identified as TDRs and accounted for based on the provisions SFAS No. 114, Accounting by Creditors for Impairment of a Loan. As of June 30, 2009, the Company had restructured $132.0 million, $49.4 million, $0.5 million and $293.2 million of construction, commercial, consumer and residential mortgage loans, respectively, that are considered TDR’s.

Non-performing assets and allowance for loan and lease losses

Non-performing assets consist of loans on a non-accrual basis, other real estate owned and other non-performing assets. Loans are placed on a non-accrual basis after they are delinquent for more than 90 days. On a case by case basis, the Company may decide that a particular loan should be placed in non-accrual status based on the borrower’s financial condition, or, in the case of construction loans, if a given project is considered to be seriously behind schedule or experiencing economic distress. Generally, when the loan is placed on non-accrual, all accrued but unpaid interest to date is reversed. Such interest, if collected, is credited to income in the period of the recovery, and the loan returns to accrual when it becomes current and/or collectibility is reasonably assured. The Company places in non-accrual status all residential construction loans classified as substandard whose sole source of payment are interest reserves funded by Doral Financial. For the quarter and six month periods ended June 30, 2009, Doral Financial would have recognized $6.0 million and $14.6 million, respectively, in additional interest income had all delinquent loans been accounted for on an accrual basis. This amount also includes interest reversal on loans placed on non-accrual status during the quarter and six month period ended.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth information with respect to Doral Financial’s non-accrual loans, other real estate-owned (“OREO”) and other non-performing assets (“NPAs”) as of the dates indicated:

Table BBB—Non-performing assets

	As of	As of
	June 30,	December 31,
	2009	2008

	(dollars in thousands)

Non-performing loans:
Residential mortgage loans—held for sale(1)	$4,929	$4,942
Residential mortgage loans—held for investment	377,177	346,579

Total non-performing residential mortgage loans(2)	382,106	351,521

Other lending activities:
Construction loans	264,643	215,080
Commercial real estate loans	116,490	116,841
Commercial real estate loans—held for sale	1,113	1,130
Consumer loans	518	685
Commercial non-real estate loans	1,852	1,751
Lease financing receivable	1,066	1,053
Land loans	37,891	29,613

Total non-performing other lending activities	423,573	366,153

Total non-performing loans	805,679	717,674
Repossessed Units	145	191
OREO(3)	83,964	61,340

Total NPAs of Doral Financial (consolidated)	$889,788	$779,205

Loans past due 90 days and still accruing
Consumer loans(4)	$3,129	$2,603
Commercial non-real estate loans(4)	1,196	1,428

Total loans past due 90 days and still accruing	$4,325	$4,031

Total NPAs as a percentage of the loan portfolio, net, and OREO (excluding GNMA defaulted loans)	16.36%	14.42%
Total NPAs of Doral Financial as a percentage of consolidated total assets	9.12%	7.69%
Total non-performing loans to total loans (excluding GNMA defaulted loans)	14.64%	13.11%
Ratio of allowance for loan and lease losses to total non-performing loans (excluding loans held for sale) at end of period(5)	18.35%	18.55%

(1)	Does not include approximately $146.5 million and $120.4 million of GNMA defaulted loans over 90 days delinquent (for which the Company has the option, but not an obligation, to buy back from the pools serviced), included as part of the loans held for sale portfolio as of June 30, 2009 and December 31, 2008, respectively.

(2)	Includes approximately $8.4 million and $5.3 million of FHA and VA loans where the principal balance of these loans is insured or guaranteed under applicable programs and interest is, in most cases, fully recovered in foreclosure proceedings as of June 30, 2009 and December 31, 2008, respectively.
(footnotes continued on following page)

Management’s discussion and analysis of financial condition and results of operations

(3)	Excludes FHA and VA claims amounting to $13.2 million and $17.0 million as of June 30, 2009 and December 31, 2008, respectively.

(4)	Relates to revolving lines of credit and credit cards that are still accruing until 180 days delinquent.

(5)	Refer to non-performing loans and allowance for loan and lease losses above for additional information regarding the Company’s methodology for assessing the adequacy of the allowance for loan and lease losses.

Non-performing assets increased by $110.6 million, or 14%, during the first half of 2009. The increment in non-performing assets was mainly driven by increases in the construction and residential mortgage portfolio, as a direct consequence of depressed condition of the housing market and overall macroeconomic trends in Puerto Rico. This increase in non-performing assets occurred in the first quarter of 2009. Non-performing assets as of June 30, 2009 increased only by $7.6 million when compared to March 31, 2009.

Non-performing residential mortgage loans increased by $30.6 million, or 9%, when compared to December 31, 2008. The increase in delinquency is mostly attributable to economic stress being experienced by borrowers during the first half of 2009. Macroeconomic pressure has significantly affected both early stage delinquency and cures from later delinquency segments. Deteriorating performance through the first half of 2009 has affected the Company’s own portfolio as well as its $9.1 billion portfolio of loans serviced for third parties. Non-performing residential mortgage loans decreased by $0.7 million during the second quarter compared to first quarter results, a notable improvement from the first quarter.

Doral Financial bears a lower credit risk on its mortgage portfolio when compared to other large-scale mortgage bankers in the United States as a result of the characteristics of its portfolio. Doral Financial does not hold a significant amount of adjustable interest rate, negative amortization, or other exotic credit features that are common in other parts of the United States. Substantially all residential mortgage loans are fixed rate, regular amortizing loans. The following table shows the composition of the mortgage non-performing loans according to their actual loan-to-value and whether they are covered by mortgage insurance. Loan-to-value (“LTV”) ratios are calculated based on current unpaid balances and original property values.

Table CCC—Composition of mortgage non-performing assets

Collateral type	Loan to value	Distribution

FHA/VA loans		2.7%
Loans with private mortgage insurance		7.4%
Loans with no mortgage insurance	< 60%	15.8%
	61-80%	46.9%
	81-90%	18.4%
	Over 91%	8.8%

Total loans		100.0%

Actual loan-to-value ratios are considered when establishing the levels of general reserves for the residential mortgage portfolio. Assumed loss severity fluctuates depending on the different LTV levels of individual loans. Please refer to paragraphs below for additional information on the assumptions used to establish general reserves for this portfolio.

As part of its regular collection and loss mitigation activities, as of June 30, 2009, the Company has fully restructured $293.2 million of mortgage loans, $236.4 million of these loans have proven repayment capacity for a sufficient amount of time and therefore, have been returned to accruing status. Restructured loans totaling $56.8 million are yet to prove repayment capacity and/or are not complying

Management’s discussion and analysis of financial condition and results of operations with their modified contractual terms. Accordingly, the loans continue in non-accrual status and are reported as non-performing loans within Table BBB—Non-performing assets, above.

Doral Financial believes that the value of the OREO reflected on its Consolidated Statements of Financial Condition represents a reasonable estimate of the properties’ fair values, net of disposition costs. The fair value of the OREO is normally determined on the basis of internal and external appraisals and physical inspections. For the first half of 2009, the Company sold 254 OREO properties, representing $20.9 million in unpaid balance.

For the first half of 2009, non-performing construction loans increased by $49.6 million, or 23%, compared to December 31, 2008. This increase is mainly related to 13 loans with a combined outstanding balance of $53.7 million placed in non-accrual status as they did not meet contractual terms as a result of the current downturn in the construction sector, which has affected housing unit sales in the overall market. The construction loan portfolio is affected by the deterioration in the economy because the underlying loans’ repayment capacity is dependent on the ability to attract buyers and maintain housing prices. In general, the termination in mid December 2008 of the incentive program established by the government of Puerto Rico slowed absorption compared to the trends experienced during 2008. Construction projects financed by the Company experienced lower levels of units’ sales in comparison with 2008 corresponding period, representing an aggregate repayment of $19.1 million for the first half of 2009.

During most of the past two years, the Company’s construction loan portfolio has experienced a significant increase in default rates resulting from borrowers not being able to sell finished units within the loan term. As of June 30, 2009 and December 31, 2008, the construction loan portfolio contributed 33% and 30%, respectively, of the Company’s total non-performing loans. Although the Company is taking steps to mitigate the credit risk underlying these loans, their ultimate performance will be affected by each borrower’s ability to complete the project, maintain the pricing level of the housing units within the project, and sell the inventory of units within a reasonable timeframe.

During 2008 and the first half of 2009, Doral Financial did not enter into commitments to fund new construction loans in Puerto Rico for residential housing projects. Commitments to fund new construction loans in New York amounted to $5.5 million and $17.8 million, and to $24.1 million and $42.5 million for the quarters and six month periods ended June 30, 2009 and 2008, respectively. The following table presents further information on the Company’s construction portfolio.

	As of	As of
	June 30,	December 31,
	2009	2008

	(dollars in thousands)

Construction loans(1)(2)	$480,135	$506,031
Total undisbursed funds under existing commitments(2)(3)	38,885	54,160
Total non-performing construction loans(2)	264,643	215,080
Net charge offs—Construction loans(2)	5,554	21,749
Allowance for loan losses—Construction loans(2)	50,657	45,159
Non-performing construction loans to total construction loans	55.1%	42.5%
Allowance for loan losses—construction loans to total construction loans	10.6%	8.9%
Net charge-offs on an annualized basis to total construction loans	2.3%	4.3%

(1)	Includes $307.2 million and $422.6 million of construction loans for residential housing projects as of June 30, 2009 and December 31, 2008, respectively. Also includes $172.9 million and $83.4 million of construction loans for commercial, condominiums and multifamily projects as of June 30, 2009 and December 31, 2008, respectively.

(2)	Excludes land loans.

(3)	Excludes undisbursed funds to matured loans and loans in non-accrual status.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes certain information regarding Doral Financial’s allowance for loan and lease losses for the periods indicated.

Table DDD—Allowance for loan and lease losses

	Quarters ended		Six month periods ended
	June 30,		June 30,
	2009	2008	2009	2008

	(dollars in thousands)

Allowance for Loan and Lease Losses:
Balance at beginning of period	$143,900	$121,182	$132,020	$124,733
Provision (recovery) for loan and lease losses:
Construction loans	2,697	3,598	11,052	116
Residential mortgage loans	7,523	4,375	11,919	6,924
Commercial real estate loans	(3,157)	25	2,932	3,101
Consumer loans	2,167	1,829	4,631	3,926
Lease financing	52	204	401	237
Commercial non-real estate loans	1,541	(63)	2,826	1,078
Land secured loans	(690)	715	(3)	87

Total provision for loan and lease losses	10,133	10,683	33,758	15,469

Charge-offs:
Construction loans	(1,608)	(3,780)	(5,554)	(8,333)
Residential mortgage loans	(1,186)	(773)	(2,219)	(1,199)
Commercial real estate loans	(1)	(2,994)	(2,035)	(4,027)
Consumer loans	(2,529)	(1,746)	(5,363)	(4,166)
Lease financing	7	(289)	(279)	(467)
Commercial non-real estate loans	(2,130)	(210)	(3,967)	(653)

Total charge-offs	(7,447)	(9,792)	(19,417)	(18,845)

Recoveries:
Residential mortgage loans	2	—	2	—
Commercial real estate loans	9	64	26	77
Consumer loans	145	(68)	327	433
Lease financing	21	42	40	201
Commercial non-real estate loans	6	(12)	13	31

Total recoveries	183	26	408	742

Net charge-offs	(7,264)	(9,766)	(19,009)	(18,103)

Balance at end of period	$146,769	$122,099	$146,769	$122,099

Allowance for loan losses as a percentage of loans receivable outstanding, at the end of period	2.77%	2.33%	2.77%	2.33%
Provision for loan losses to net charge-offs	139.50%	109.38%	177.59%	85.45%
Net charge-offs on an annualized basis to average loans receivable outstanding	0.55%	0.76%	0.73%	0.71%
Allowance for loan and lease losses to net charge-offs on an annualized basis	503.73%	310.82%	382.87%	335.39%

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth information concerning the allocation of Doral Financial’s allowance for loan and lease losses by loan category and the percentage of loans in each category to total loans as of the dates indicated:

Table EEE—Allocation of allowance for loan and lease losses

	June 30, 2009		December 31, 2008
	Amount	Percent	Amount	Percent

	(dollars in thousands)

Loans receivable:
Construction	$50,657	9%	$45,159	10%
Residential mortgage loans	42,728	70%	33,026	69%
Commercial—secured by real estate	28,000	15%	27,076	14%
Consumer	7,559	2%	7,964	2%
Lease financing receivable	1,474	0%	1,312	0%
Commercial non-real estate	3,161	2%	4,290	3%
Land secured	13,190	2%	13,193	2%

Total	$146,769	100%	$132,020	100%

Starting in the second half of 2006, Doral Financial has experienced higher levels of delinquencies and noted worsening trends in the Puerto Rico economy that suggest increased credit risk. As a result, the Company increased its loan loss provisions to account for the increased levels of risk and their effect on the portfolio. During 2008 and the first half of 2009, Puerto Rico experienced deteriorating macroeconomics trends that contributed to continued increases in default levels in the retail business units. Portfolios underlying retail products including residential mortgage and small-commercial real estate have suffered significant increases in default rates.

Doral Financial’s provision for loan and lease losses for the quarter ended June 30, 2009 amounted to $10.1 million, compared to $10.7 million for the corresponding 2008 period. Second quarter results were impacted by the effects of continuing deterioration of Puerto Rico economy on the residential real estate market, causing lower home absorption rates on new construction, increased defaults on existing mortgages and weakening economic situation of existing borrowers. An increase in the provision for the residential mortgage portfolio of $3.1 million was offset by decreases of $1.6 million and $2.3 million in the provision for loan and lease losses of the commercial and construction and land portfolios, respectively.

Net charge-offs for the quarter ended June 30, 2009 decreased when compared to the corresponding 2008 period by $2.5 million, or 26%; while for the six month period ended June 30, 2009 increased by $0.9 million, or 5%, compared to the corresponding 2008 period. Higher charge-offs during the first half of 2009 compared to the corresponding 2008 period were mostly driven by troubled loan relationships within the commercial and residential construction portfolios that had been identified and reserved for in earlier periods. Given the mature stage of its portfolio and the fact that new lending was discontinued in the fourth quarter of 2007, the Company expects that the residential construction portfolio may have reporting periods in which realized losses through charge-offs are higher than current provisions.

The Company evaluates impaired loans and calculates the related valuation allowance based on SFAS No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS No. 114”). Commercial and construction loans over $2.0 million that are classified as substandard are evaluated individually for impairment. Loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement.

Management’s discussion and analysis of financial condition and results of operations

The impairment loss, if any, on each individual loan identified as impaired is generally measured based on the present value of expected cash flows discounted and the loan’s effective interest rate. As a practical expedient, impairment may be measured based on the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. If foreclosure is probable, the Company is required to measure the impairment based on the fair value of the collateral. The fair value of the collateral is generally obtained from appraisals. Consistent with management’s intention of preserving capital, its strategy is to maximize proceeds from the disposition of foreclosed assets as opposed to rapid liquidation. Accordingly, the market value of appraisals is used. Should the appraisal show a deficiency, the Company records a specific reserve for the underlying loan.

The following table summarizes the Company’s impaired loans and the related allowance:

	June 30, 2009	December 31, 2008

	(in thousands)

Impaired loans with allowance	$237,993	$207,949
Impaired loans without allowance	$176,803	$120,378

Total impaired loans	$414,796	$328,327

Related allowance	$50,016	$45,099
Average impaired loans	$377,335	$317,844

As part of the regular loan workout cycle, the Company charges off the portion of specific reserves for impaired loans that it considers being confirmed losses. Accordingly, certain loans considered impaired and measured for specific reserve in accordance with SFAS No. 114 are carried at an unpaid balance that has already been reduced by charge-offs, and therefore, carry a relatively lower dollar allowance. Under some circumstances, the economics of a particular credit relationship suggest that the underlying loans are sufficiently collateralized and that no specific reserve is necessary. SFAS No. 114 prohibits the allocation of general reserves for those loans for which an impairment analysis has been conducted and for which no specific reserve is required. As of June 30, 2009, Doral Financial’s construction and commercial real estate portfolio includes $176.8 million of impaired loans that are adequately collateralized and, accordingly, carry no specific reserves.

Doral Financial records an allowance for small-balance homogeneous loans (including residential mortgages, consumer, commercial and construction loans under $2.0 million) on a group basis under the provisions of SFAS No. 5, Accounting for Contingencies (“SFAS No. 5”). For such loans, the allowance is determined considering the historical charge-off experience of each loan category and delinquency levels as well as economic data, such as interest rate levels, inflation and the strength of the housing market in the areas where the Company operates.

The general allowance for residential mortgage loans is calculated based on the probability that loans within different delinquency buckets will default and, in the case of default, the extent of losses that the Company expects to realize. In determining the probabilities of default, the Company considers recent experience of rolls of loans from one delinquency bucket into the next. Recent roll rates show that the proportion of loans rolling into subsequent buckets has been following an increasing trend throughout the last quarters. For purposes of forecasting the future behavior of the portfolio, Doral Financial determined that it should only use the roll-rates of relatively recent months, which show a more aggressive deteriorating trend than those in older periods. Using the older historical performance would yield lower probabilities of default that may not reflect recent macroeconomic trends. Severity losses are calculated based on historical results from foreclosure and ultimate disposition of collateral. Historical results are adjusted for the Company’s expectation of housing prices. Severity assumptions for the residential portfolio range between 3% and 75% depending on the different loan types and LTV ratios.

Generally, the percentage of the allowance for loan and lease losses to non-performing loans will not remain constant due to the nature of Doral Financial’s portfolio of loans, which are primarily

Management’s discussion and analysis of financial condition and results of operations collateralized by real estate. The collateral for each non-performing mortgage loan is analyzed to determine potential loss exposure, and, in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan and lease losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan and lease losses. In determining the adequacy of the allowance, management considers such factors as default probabilities, internal risk ratings (based on borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), probable loss and recovery rates, and the degree of risk inherent in the loan portfolios. Allocated specific and general reserves are supplemented by a macroeconomic or emerging risk reserve. This portion of the total allowance for loan and lease losses reflects management’s evaluation of conditions that are not directly reflected in the loss factors used in the determination of the allowance. The conditions evaluated in connection with the macroeconomic and emerging risk allowance include national and local economic trends, industry conditions within the portfolios, recent loan portfolio performance, loan growth, changes in underwriting criteria and the regulatory and public policy environment.

Counterparty risk

The Company has exposure to many different counterparties, and it routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, and other institutional clients. Loans, derivatives investments, repurchase agreements and other borrowings, receivables, among others (including the LBI transaction) expose the Company to counterparty risk. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client. In addition, the Company’s credit risk may be impacted when the collateral held by it cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to the Company. There can be no assurance that any such losses would not materially and adversely affect the Company’s results of operations.

The Company has procedures in place to mitigate the impact of a default among its counterparties. The Company requests collateral for most credit exposures with other financial institutions and monitors these on a regular basis. Nevertheless, market volatility could impact the valuation of collateral held by the Company and result in losses.

Operational risk

Operational risk includes the potential for financial losses resulting from failed or inadequate controls. Operational risk is inherent in every aspect of business operations, and can result from a range of factors including human judgment, process or system failures, or business interruptions. Operational risk is present in all of Doral Financial’s business processes, including financial reporting. The Company has adopted a policy governing the requirements for operational risk management activities. This policy defines the roles and responsibilities for identifying key risks, key risks indicators, estimation of probabilities and magnitudes of potential losses and monitoring trends.

Overview of operational risk management

Doral Financial has a corporate-wide Chief Risk Officer, who is responsible for implementing the process of managing the risks faced by the Company. The Chief Risk Officer is responsible for coordinating with the Company’s Internal Audit group, risk identification and monitoring throughout Doral Financial. In addition, the Internal Audit function will provide support to ensure compliance with Doral Financial’s system of policies and controls and to ensure that adequate attention is given to correct issues identified.

Management’s discussion and analysis of financial condition and results of operations

Liquidity risk

For a discussion of the risks associated with Doral Financial’s ongoing need for capital to finance its lending, servicing and investing activities, please refer to “Liquidity and capital resources” above.

General business, economic and political conditions

The Company’s business and earnings are sensitive to general business and economic conditions in Puerto Rico and the United States. Significant business and economic conditions include short-and long-term interest rates, inflation and the strength of the Puerto Rico and U.S. economies and housing markets. If any of these conditions deteriorate, the Company’s business and earnings could be adversely affected. For example, business and economic conditions that negatively impact household income could decrease the demand for residential mortgage loans and increase the number of customers who become delinquent or default on their loans; or, a dramatically rising interest rate environment could decrease the demand for loans.

Inflation also generally results in increases in general and administrative expenses. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Please refer to “Risk Management” above for a discussion of the effects of changes of interest rates on Doral Financial’s operations.

Markets in the United States and elsewhere have experienced extreme volatility and disruption for nearly 18 months, continuing through the first six months of 2009. The United States, Europe and Japan have entered into recessions that are likely to persist through 2009, despite past and expected governmental intervention in the world’s major economies.

The Puerto Rico economy has been in a recession since 2006. Based on information published by the Puerto Rico Planning Board on February 9, 2009, Puerto Rico real gross national product decreased 1.8% during the fiscal year ended June 30, 2007. The preliminary figures for the fiscal year ended June 30, 2008 are that the Puerto Rico gross national product decreased by 2.5%.

According to the latest information published by the Puerto Rico Planning Board on August 21, 2009, the Puerto Rico Planning Board expects that recessionary conditions will continue in Puerto Rico during the fiscal year ending in June 30, 2009. During fiscal year 2009, the projection is a reduction in real gross national product of between 4.1% and 5.9%, and during fiscal year 2010 the projection is an increase in real gross national product of 2.1%.

The new government in the Commonwealth of Puerto Rico, which started in January 2009, has estimated that Puerto Rico faces an estimated budget deficit of approximately $3.2 billion for fiscal year 2009. The increase in the projected deficit from the estimated $1.0 billion deficit at the time that the fiscal year 2009 budget was approved in July 2008 is the result of (i) revenues are expected to be lower than initially estimated by approximately $700.0 million and (ii) expenses are expected to be higher by approximately $1.5 billion because of higher medical reform expenses of approximately $500.0 million, other deficits, debt service of approximately $265.0 million and government account payables from prior fiscal years of approximately $750.0 million.

Given the magnitude of the projected budget deficit for fiscal year 2009 and comparable projected budget deficits in future fiscal years, the new Puerto Rico administration in announced in January 2009 that it was taking the following steps: (i) implemented a series of expense reduction measures and announced that it was in the process of analyzing and considering additional expense reduction measures; (ii) commenced the implementation of multi-year and zero-based budgeting; (iii) commenced the implementation of measures to improve tax compliance and enforcement to increase revenues; and (iv) commenced the analysis of various temporary and permanent revenue increasing measures. In addition, the Puerto Rico government has stated that it will have to finance a portion of the budget deficits by borrowing additional funds.

Management’s discussion and analysis of financial condition and results of operations

On March 3, 2009, the Puerto Rico Governor unveiled a plan to (i) stimulate the Puerto Rico economy; (ii) increase government revenues; (iii) reduce government expenses (including substantial job reductions); and (iv) promote public-private partnerships for development projects. In order to implement the plan, the Puerto Rico Governor filed on March 4, 2009 four legislative bills with the Puerto Rico Legislature. The Puerto Rico Legislature approved three of these bills, with certain amendments, on March 6, 2009. The approved legislative bills were signed into law by the Puerto Rico Governor on March 9, 2009. The public-private partnerships law was signed into law by the Puerto Rico Governor on June 8, 2009.

Doral Financial cannot predict at this time the impact that the current fiscal situation of the Commonwealth of Puerto Rico and the various legislative and other measures adopted by the Puerto Rico government in response to such fiscal situation will have on the Puerto Rico economy and on Doral Financial’s financial condition and results of operations.

The Company operates in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. The Company faces competition in such areas as mortgage and banking product offerings, rates and fees, and customer service. In addition, technological advances and increased e-commerce activities have, generally, increased accessibility to products and services for customers which has intensified competition among banking and non-banking companies in the offering of financial products and services, with or without the need for a physical presence.

MISCELLANEOUS

Changes in accounting standards adopted in the 2008 financial statements

Fair Value Measurements.  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the principal (or most advantageous) market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price), not the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).

This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, this Statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The notion of unobservable inputs is intended to allow for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In those situations, the reporting entity need not undertake all possible efforts to obtain

Management’s discussion and analysis of financial condition and results of operations information about market participant assumptions. However, the reporting entity must not ignore information about market participant assumptions that is reasonably available without undue cost and effort.

This Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs (within Level 3 of the fair value hierarchy), the effect of the measurements on earnings (or changes in net assets) for the period. This Statement encourages entities to combine the fair value information disclosed under this Statement with the fair value information disclosed under other accounting pronouncements, including FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” where practicable.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On January 1, 2008, the Company adopted this Statement on its consolidated financial statements with no material impact.

Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active.  In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active”. The FSP clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The FSP states that an entity should not automatically conclude that a particular transaction price is determinative of fair value. In a dislocated market, judgment is required to evaluate whether individual transactions are forced liquidations or distressed sales. When relevant observable market information is not available, a valuation approach that incorporates management’s judgments about the assumptions that market participants would use in pricing the asset in a current sale transaction would be acceptable. The FSP also indicates that quotes from brokers or pricing services may be relevant inputs when measuring fair value, but are not necessarily determinative in the absence of an active market for the asset. In weighing a broker quote as an input to a fair value measurement, an entity should place less reliance on quotes that do not reflect the result of market transactions. Further, the nature of the quote (for example, whether the quote is an indicative price or a binding offer) should be considered when weighing the available evidence.

The FSP is effective immediately, and for prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, “Accounting Changes and Error Corrections.” Accordingly, we adopted the FSP prospectively, beginning July 1, 2008. The adoption of this statement impacted the valuation methodology of some of the Company’s investment securities. Please refer to Note 36 in the Company’s financial statements for the quarter and six month period ended June 30, 2009 included in this prospectus for additional information.

SFAS No. 159 “Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.” In February 2007, the FASB issued SFAS No. 159, which provides companies with an option to report selected financial assets and liabilities at fair value. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements,” and No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early

Management’s discussion and analysis of financial condition and results of operations adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company adopted SFAS No. 159 in 2008, but chose not to apply the fair value option to any of its financial assets or financial liabilities.

The Hierarchy of Generally Accepted Accounting Principles.  In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy).

The current GAAP hierarchy, as set forth in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”, has been criticized because (1) it is directed to the auditor rather than the entity, (2) it is complex, and (3) it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process.

The FASB believes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Accordingly, the FASB concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and issued this Statement to achieve that result.

There is no expectation that this Statement will result in a change in current practice. However, transition provisions have been provided by the FASB in the unusual circumstance that the application of the provisions of this Statement results in a change in practice.

This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the effect, if any, of the adoption of this Statement on its consolidated financial statements.

Amendments to the Impairment Guidance of EITF Issue No. 99-20.  In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This FSP aligns the impairment model of Issue No. 99-20 with that of FASB Statement 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS 115 requires entities to assess whether it is probable that the holder will be unable to collect all amounts due according to the contractual terms. The FSP eliminates the requirement to consider market participants’ views of cash flows of a security in determining whether or not impairment has occurred. The FSP is effective for interim and annual reporting periods ending after December 15, 2008, and must be applied prospectively. Earlier application is not permitted. The adoption of this Statement impacted the valuation methodology of some of the Company’s investment securities. Please refer to Note 9 in the Company’s financial statements for the year ended December 31, 2008 included in this prospectus for additional information.

Business

GENERAL

Overview

The Company was organized in 1972 under the laws of the Commonwealth of Puerto Rico and operates as a bank holding company. Doral Financial’s operations are principally conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area. Doral Financial’s principal executive offices are located at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and its telephone number is (787) 474-6700.

Doral Financial manages its business through four operating segments that are organized by legal entity and aggregated by line of business: banking (including thrift operations), mortgage banking, insurance agency and institutional securities. For additional information regarding the Company’s segments please refer to “Operating Segments” of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus and Note 38 of the consolidated financial statements for the year ended December 31, 2008 included in this prospectus. Doral Financial primarily conducts operations in the following segments:

Banking.  Through its principal banking subsidiary, Doral Bank, a Puerto Rico commercial bank (“Doral Bank PR”), Doral Financial accepts deposits from the general public and institutions, obtains borrowings, originates and invests in loans (primarily residential real estate mortgage loans), invests in mortgage-backed securities as well as in other investment securities, and offers traditional banking services. Approximately 96% of Doral Bank PR’s loan portfolio is secured by real estate. Doral Bank PR operates 39 branch offices in Puerto Rico. Loans are primarily originated through the branch office network and centralized loan departments. Internal mortgage loan originations are also supplemented by wholesale loan purchases from third parties. As of June 30, 2009, Doral Bank PR had total assets and total deposits of $8.7 billion and $4.0 billion, respectively.

This segment also includes the operations conducted through Doral Bank PR’s subsidiaries, Doral Money, Inc. (“Doral Money”), which engages in commercial and construction lending in the New York City metropolitan area, and CB, LLC, a Puerto Rico limited liability company organized in connection with the receipt, in lieu of foreclosure, of the real property securing an interim construction loan and the Company’s decision to continue the development of the residential housing project on a temporary basis. On July 1, 2008, Doral International, Inc., which was a subsidiary of Doral Bank PR licensed as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico, was merged with and into Doral Bank PR in a transaction structured as a tax free reorganization. On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico.

Doral Financial also operates a federal savings bank in New York, New York under the name of Doral Bank, FSB (“Doral Bank NY”) which, following the sale of its eleven retail branches in July 2007, operates through a single branch. Doral Bank NY gathers deposits primarily through an internet-based platform and originates and invests in loans, consisting primarily of interim loans secured by multifamily apartment buildings and other commercial properties and also invests in investment securities. As of June 30, 2009, Doral Bank NY had total assets and total deposits of $132.8 million and $104.8 million, respectively.

Mortgage Banking.  Prior to 2007, the holding company and various of its subsidiaries were engaged in mortgage originations, securitization and related activities. As part of its business transformation effort, Doral Financial transferred its mortgage origination and servicing platforms, subject to certain

Business

exclusions, to Doral Bank PR (including its wholly-owned subsidiary, Doral Mortgage LLC (“Doral Mortgage”)). The Company’s mortgage origination business is now conducted by Doral Mortgage, a wholly-owned subsidiary of Doral Bank PR, and the Company’s mortgage servicing business is operated by Doral Bank PR. Prior to July 2007, the origination of residential mortgage loans and the servicing of these loans was principally conducted through an operating division of the holding company and a number of mortgage banking subsidiaries of the holding company. Loans that were not securitized or sold in the secondary market were generally funded by Doral Bank PR under a master production agreement. With the exception of Doral Mortgage, operations of all other mortgage banking subsidiaries were ceased. The holding company, which is considered part of the mortgage banking segment, also held a substantial portfolio of investment securities. Substantially all new loan origination and investment activities at the holding company level were also terminated.

Insurance Agency.  Doral Financial through its wholly-owned subsidiary, Doral Insurance Agency, Inc. (“Doral Insurance Agency”), offers property, casualty, life and title insurance as an insurance agency, primarily to its mortgage loan customers.

Institutional Securities.  During 2006, the Company reduced the operations of Doral Securities, Inc. (“Doral Securities”) and sold substantially all of Doral Securities’ investment securities. During the third quarter of 2007, Doral Securities voluntarily withdrew its license as broker dealer with the SEC and its membership with the Financial Industry Regulatory Authority (“FINRA”). As a result of this decision, Doral Securities’ operations during 2008 were limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

Availability of information on website

Doral Financial’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are available free of charge, through its website, http://www.doralfinancial.com, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. In addition, Doral Financial makes available on its website under the heading “Corporate Governance” its: (i) Code of Business Conduct and Ethics; (ii) Corporate Governance Guidelines; (iii) Information Disclosure Policy; and (iv) the charters of the Audit, Compensation, Corporate Governance and Nominating, and Risk Policy committees, and also intends to disclose on its website any amendments to its Code of Business Conduct and Ethics, or waivers of the Code of Business Conduct and Ethics on behalf of its Chief Executive Officer, Chief Financial Officer, and Controller. The aforementioned reports and materials can also be obtained free of charge upon written request to the Secretary of the Company at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.

The public may read and copy any materials Doral Financial files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. In addition, the public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Doral Financial, at its website (http://www.sec.gov).

Holding company structure

Doral Financial is a corporation organized under the laws of the Commonwealth of Puerto Rico. Doral Financial conducts its activities primarily through its wholly-owned subsidiaries, Doral Bank PR, Doral Bank NY, Doral Insurance Agency, Doral Securities, and Doral Properties, Inc. (“Doral Properties”).

Business

Doral Bank PR operates three wholly-owned subsidiaries: Doral Mortgage, Doral Money, which is engaged in commercial and construction lending in the New York City metropolitan area, and CB, LLC, an entity formed to manage a residential real estate project that Doral Bank PR received in lieu of foreclosure. On July 1, 2008, Doral International, Inc., which was a subsidiary of Doral Bank PR licensed as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico, was merged with and into Doral Bank PR in a transaction structured as a tax free reorganization. On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico.

On July 19, 2007, Doral Holdings Delaware, LLC (“Doral Holdings”), a newly formed bank holding company in which Irving Place Capital (formerly known as Bear Stearns Merchant Banking) and other investors including funds managed by Marathon Asset Management, Perry Capital, the DE Shaw Group and Tennenbaum Capital purchased 48,412,698 shares of Doral Financial common stock for an aggregate purchase price of $610.0 million (please note that all share and per share information presented in this prospectus has been adjusted to reflect a 1-for-20 reverse stock split effective August 17, 2007). As a result of this transaction Doral Holdings currently owns approximately 83.8% of the outstanding common stock of Doral Financial.

Banking activities

Doral Financial is engaged in retail banking activities in Puerto Rico through its principal banking subsidiary, Doral Bank PR. Doral Bank PR operates 39 branches in Puerto Rico. Doral Bank PR offers a variety of consumer loan products as well as deposit products and other retail banking services. Doral Bank PR’s strategy is to combine excellent service with an improved sales process to capture new clients and cross-sell additional products to existing clients. As of June 30, 2009, Doral Bank PR and its subsidiaries had a loan portfolio, classified as loans receivable, of approximately $4.8 billion, of which approximately $4.6 billion consisted of loans secured by residential real estate, including real estate development projects, and a portfolio of loans held for sale of approximately $249.7 million.

Doral Bank PR’s lending activities have traditionally focused on the origination of residential mortgage loans and were closely integrated with Doral Financial’s mortgage banking units pursuant to master production and master servicing agreements. Under these agreements, most of the loan processing and origination activities were conducted by the mortgage banking subsidiaries. As part of its business transformation efforts, commencing in July 2007, all residential mortgage origination activities are now conducted by Doral Bank PR through its wholly-owned subsidiary Doral Mortgage. Doral Bank PR also originates (through centralized loan origination units) commercial loans, including construction loans to finance the construction of residential home developments and commercial real estate projects, and commercial loans secured by real estate collateral.

Doral Financial is also engaged in the banking business in the New York City metropolitan area through its federal savings bank subsidiary, Doral Bank NY. Before July 27, 2007, Doral Bank NY operated through eleven retail branches located in the New York City metropolitan area. On July 27, 2007, Doral Bank NY sold its eleven existing branches in the New York City metropolitan area to New York Commercial Bank, the commercial bank subsidiary of New York Community Bancorp. Doral Financial retained Doral Bank NY’s federal thrift charter and currently operates through a single branch. It gathers deposits through an internet-based platform. Doral Bank NY invests primarily in interim loans secured by multi-family apartment buildings and other commercial properties located in the New York City metropolitan area, as well as in taxi medallion loans and residential mortgages purchased on a whole loan basis from other financial institutions.

Doral Bank PR and Doral Bank NY complement their lending activities by earning fee income, collecting service charges for deposit accounts and other traditional banking services.

Business

For detailed information regarding the deposit accounts of Doral Financial’s banking subsidiaries please refer to “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” in this prospectus.

Commercial lending

The Company provides commercial loans to local businesses, primarily small to middle market clients. Doral Bank PR’s strategy is to develop business relationships by combining excellent service with a well-executed sales process that emphasizes cross-selling additional products to existing customers. Doral Bank PR targets commercial clients in Puerto Rico that generally have financing needs of up to $10.0 million. Due to worsening economic conditions in Puerto Rico, new lending activity was limited during 2008 and the first six months of 2009.

At June 30, 2009, commercial loans totaled $858.4 million, or 17%, of Doral Bank PR’s gross loans receivable portfolio which included $749.2 million in commercial loans secured by real estate. Commercial loans include lines of credit and term facilities to finance business operations and to provide working capital for specific purposes, such as to finance the purchase of assets, equipment or inventory. Since a borrower’s cash flow from operations is generally the primary source of repayment, Doral Bank PR’s analysis of the credit risk focuses heavily on the borrower’s debt repayment capacity.

Lines of credit are extended to businesses based on an analysis of the financial strength and integrity of the borrowers and are generally secured primarily by real estate, accounts receivable or inventory, and have a maturity of one year or less. Such lines of credit bear an interest rate that floats with a base rate, the prime rate, London Interbank Offered Rate (“LIBOR”) or another established index.

Commercial term loans are typically made to finance the acquisition of fixed assets, provide permanent working capital or to finance the purchase of businesses. Commercial term loans generally have terms from one to five years. They may be collateralized by the asset being acquired or other available assets and bear interest rates that float with the prime rate, LIBOR or another established index, or are fixed for the term of the loan.

Doral Financial’s portfolio of commercial loans is subject to certain risks, including: (i) continued recessionary conditions and/or additional deterioration of the Puerto Rico economy and the United States economy; (ii) interest rate increases; (iii) the deterioration of a borrower’s or guarantor’s financial capabilities; and (iv) environmental risks, including natural disasters. Doral Financial attempts to reduce the exposure to such risks by: (i) reviewing each loan request and renewal individually; (ii) utilizing a centralized approval system for all unsecured and secured loans in excess of $100,000; (iii) strictly adhering to written loan policies; and (iv) conducting an independent credit review. In addition, loans based on short-term asset values are monitored on a monthly or quarterly basis.

Consumer loans

Doral Bank PR also provides consumer credit and personal secured loans. At June 30, 2009, consumer loans totaled $81.6 million, or 2% of its gross loans receivable portfolio. Doral Bank PR’s consumer loan portfolio is subject to certain risks, including: (i) amount of credit offered to consumers in the market; (ii) interest rate increases; (iii) consumer bankruptcy laws which allow consumers to discharge certain debts; and (iv) continued recessionary conditions and/or additional deterioration of the Puerto Rico economy and the United States economy. Doral Bank PR attempts to reduce its exposure to such risks by: (i) individually reviewing each loan request and renewal; (ii) utilizing a centralized approval system for loans in excess of $25,000; (iii) strictly adhering to written credit policies; and (iv) conducting an independent credit review.

Business

Leasing activities

Doral Bank PR offers open-ended leases pursuant to which the lessee is responsible for the residual value of the leased unit. At June 30, 2009, Doral Bank PR held $17.0 million in leases, representing less than one percent of its gross loans receivable portfolio. During 2008, approximately 90% of all lease originations were automobile leases. The remaining originations were primarily medical equipment and construction equipment leases. While the granting of leases is governed by many aspects of Doral Financial’s general credit policies and procedures, due to the nature of the exposure, additional credit parameters are applied to leases. Automobile leasing is done by way of finance leases, where the lessee is responsible for any residual value at the end of the lease term. The credit risk associated with this product is generally higher than commercial lending. Doral Bank PR tries to mitigate these risks by making the lessee responsible for the residual value and using a sound credit underwriting process. Credit controls, include but are not limited to, dollar limits amounts on new vehicle leases, maximum amounts on residuals, maximum terms, obligatory insurance, minimum income parameters, maximum debt service-to-income parameters and certain credit history parameters. Due to worsening economic conditions in Puerto Rico, new lending activity was limited during 2008 and the first six months of 2009.

Construction lending

Under current market conditions in Puerto Rico, the Company has ceased financing new construction of single family residential and commercial real estate projects, including for land development, in Puerto Rico. Doral will continue to evaluate and appraise market conditions to determine if and when it will resume such financing. Doral Bank had traditionally been a leading player in Puerto Rico in providing interim construction loans to finance residential development projects, primarily in the affordable and mid-range housing markets. In 2006, the Company reassessed its risk exposure to the sector and made a strategic decision to restrict construction lending to established clients with proven track records. In late 2007, as a result of the continued downturn in the Puerto Rico housing market, the Company decided that it would no longer underwrite new development projects and focus its efforts on collections, including assisting developers in marketing their properties to potential home buyers. As of June 30, 2009, Doral Bank PR had approximately $529.8 million in construction and land loans or 12% of its gross loans receivable portfolio. Construction loans extended by the Company to developers are typically adjustable rate loans, indexed to the prime rate, with terms generally ranging from 12 to 36 months.

Doral Bank NY also extends interim, construction loans and bridge loans secured by multifamily apartment buildings and other commercial properties in the New York City metropolitan area. As of June 30, 2009, Doral Bank NY had a gross loans receivable portfolio of $26.2 million in interim and bridge loans.

Doral Financial’s construction loan portfolio is subject to certain risks, including: (i) continued recessionary conditions and/or additional deterioration of the Puerto Rico economy and the United States economy; (ii) interest rate increases; (iii) deterioration of a borrower’s or guarantor’s financial capabilities; and (iv) environmental risks, including natural disasters. Doral Financial attempts to reduce the exposure to such risks by: (i) individually reviewing each loan request and renewal; (ii) utilizing a centralized approval system for secured loans in excess of $100,000; (iii) strictly adhering to written loan policies; and (iv) conducting an independent credit review.

Residential mortgage lending

Mortgage Loan Products.  Doral Bank PR is an approved seller/servicer for the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal National Mortgage Association (“FNMA”), an approved issuer for the Government National Mortgage Association (“GNMA”) and an approved

Business

servicer under the GNMA, FNMA and FHLMC mortgage-backed securities programs. Doral Financial is also qualified to originate mortgage loans insured by the Federal Housing Administration (“FHA”) or guaranteed by the Veterans Administration (“VA”) or by the Rural Housing Service (“RHS”).

Doral Bank PR originates a wide variety of mortgage loan products, some of which are held for investment and others which are held for sale, that are designed to meet consumer needs and competitive conditions. The principal residential mortgage products are 30-year and 15-year fixed rate first mortgage loans secured by single-family residential properties consisting of one-to-four family units. None of Doral Bank’s residential mortgage loans have adjustable interest rate features. Doral Financial generally classifies mortgage loans between those that are guaranteed or insured by FHA, VA or RHS and those that are not. The latter type of loans are referred to as conventional loans. Conventional loans that meet the underwriting requirements for sale or exchange under standard FNMA or FHLMC programs are referred to as conforming loans, while those that do not are referred to as non-conforming loans.

For additional information on Doral Financial’s mortgage loan originations, refer to Table I—Loan production for the years ended December 31, 2008, 2007 and 2006 and Table MM—Loan production for the quarters and six month periods ended June 30, 2009 and 2008 included in the “Management’s discussion and analysis of financial condition and results of operations” of this prospectus.

Mortgage origination channels

Doral Bank PR’s strategy is to increase the size of its mortgage servicing portfolio primarily by internal originations through its retail branch network. Doral Mortgage units are co-located with all of Doral Bank PR’s retail bank branches. Doral Bank PR supplements retail originations with wholesale purchases of loans from third parties. Doral Bank PR maintains a centralized unit for the origination of interim construction loans. The principal origination channels of Doral Financial’s loan origination units are summarized below.

Retail Channel.  Doral Bank PR originates loans through its network of loan officers located inside each of its 39 retail branches throughout Puerto Rico. Customers are sought through advertising campaigns in local newspapers and television, as well as direct mail and telemarketing campaigns. Doral Bank PR emphasizes quality customer service and offers extended operating hours to accommodate the needs of customers.

Construction Project Channel.  Doral Bank PR maintains a centralized unit that works closely with residential housing developers and specializes in originating mortgage loans to provide permanent financing for the purchase of homes in new housing projects.

Wholesale Correspondent Channel.  Doral Bank PR maintains a centralized unit that purchases closed residential mortgage loans from other financial institutions consisting primarily of conventional mortgage loans. Doral Bank PR underwrites each loan prior to purchase. For the years ended December 31, 2008, 2007, and 2006 total loan purchases amounted to approximately $182.2 million, $82.7 million and $82.1 million, respectively.

For more information on Doral Financial’s loan origination channels, refer to Table J— Loan origination sources for the years ended December 31, 2008, 2007 and 2006 and Table NN—Loan origination sources for the six month periods ended June 30, 2009 and 2008 in the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus.

Mortgage loan underwriting

Doral Bank PR’s underwriting standards are designed to comply with the relevant guidelines set forth by the Department of Housing and Urban Development (“HUD”), GNMA, RHS, VA, FNMA,

Business

FHLMC, Federal and Puerto Rico banking regulatory authorities, private mortgage investment conduits and private mortgage insurers, as applicable.

Doral Bank PR’s underwriting policies focus primarily on the borrower’s ability to pay and secondarily on collateral value. The maximum loan-to-value ratio on conventional first mortgages generally does not exceed 80%. Doral Bank PR also offers certain first mortgage products with higher loan-to-value ratios, which may require private mortgage insurance. In conjunction with a first mortgage, Doral Bank PR may also provide a borrower with additional financing through a closed end second mortgage loan, whose combined loan-to-value ratio exceeds 80%. Doral Bank PR does not originate adjustable rate mortgages (“ARM”) or negatively amortizing loans.

During the first half of 2006, the Company originated loans through various mortgage-banking subsidiaries each of which had different underwriting processes. During the second half of 2006, the Company revamped its underwriting process to achieve a uniform rules-based standard and improve the quality of its non-conforming loan originations. The implementation of these standards contributed to a significant reduction in the Company’s loan originations during the second half of 2006 and the first two quarters of 2007. The Company, however, believes that these changes have allowed it to more efficiently underwrite assets with better credit quality that is consistent with the Company’s goal of retaining a greater portion of its loan production. Doral Bank PR retains the majority of its non-conforming loan originations in portfolio.

The Company uses external credit scores as a useful measure for assessing the credit quality of a borrower. These scores are supplied by credit information providers, based on statistical models that summarize an individual’s credit record. FICO® scores, developed by Fair Isaac Corporation, are the most commonly used credit scores. The implementation of the adjustments to the Company’s underwriting standards described above has resulted in loan originations with higher FICO® scores. Set forth below is additional information about the FICO® scores (used the latest score available to date updated as of November 2008) of residential loans serviced by the Company as of December 31, 2008.

	Residential	Percentage
FICO® Scores	servicing portfolio	of total portfolio

	(dollars in thousands)

Not available	$55,974	0.4%
619 or below	3,166,936	24.1%
620-659	1,861,001	14.1%
660-719	3,755,876	28.6%
720 and above	4,314,067	32.8%
Total(1)	$13,153,854	100.0%
Weighted average FICO®(2)	674

(1)	Excludes U.S. servicing. Also excludes commercial, multi-family and construction loans serviced by the Company.

(2)	Weighted average FICO® scores do not include loans for which the FICO® score was not available.

Mortgage loan servicing

When Doral Financial sells originated or purchased mortgage loans, it generally retains the right to service such loans and to receive the associated servicing fees. Doral Financial’s principal source of servicing rights has traditionally been its mortgage loan production. Doral Financial also seeks to purchase servicing rights in bulk when it can identify attractive opportunities. In July of 2007, all servicing operations were transferred to Doral Bank PR.

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The Company believes that loan servicing for third parties is important to its asset/liability management tool because it provides an asset whose value in general tends to move in the opposite direction to the value of its loan and investment portfolio. The asset also provides additional fee income to help offset the cost of its mortgage operations.

Servicing rights represent a contractual right and not a beneficial ownership interest in the underlying mortgage loans. Failure to service the loans in accordance with contract requirements may lead to the termination of the servicing rights and the loss of future servicing fees. In general, Doral Bank PR’s servicing agreements are terminable by the investors for cause. However, certain servicing arrangements, such as those with FNMA and FHLMC, contain termination provisions that may be triggered by changes in the servicer’s financial condition that materially and adversely affect its ability to provide satisfactory servicing of the loans. As of December 31, 2008, approximately 29%, 8% and 24% of Doral Financial’s mortgage loans serviced for others related to mortgage servicing for FNMA, FHLMC and GNMA, respectively. As of December 31, 2008, Doral Bank PR serviced approximately $9.5 billion in mortgage loans on behalf of third parties. Termination of Doral Bank PR’s servicing rights by any of these agencies could have a material adverse effect on Doral Financial’s results of operations and financial condition. In certain instances, the Company also services loans with no contractual servicing fee. The servicing asset or liability associated with this type of servicing arrangement is evaluated solely based on ancillary income, float, late fees, prepayment penalties and costs.

Doral Bank PR’s mortgage loan servicing portfolio is subject to reduction by reason of normal amortization, prepayments and foreclosure of outstanding mortgage loans. Additionally, Doral Bank PR may sell mortgage loan servicing rights from time to time to other institutions if market conditions are favorable. For additional information regarding the composition of Doral Financial’s servicing portfolio, refer to Table K—Loans serviced for third parties as of December 31, 2008, 2007 and 2006 and Table OO—Loans serviced for third parties as of June 30, 2009 and 2008 in the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus.

The degree of credit risk associated with a mortgage loan servicing portfolio is largely dependent on the extent to which the servicing portfolio is non-recourse or recourse. In non-recourse servicing, the principal credit risk to the servicer is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans, such as FNMA or FHLMC, or with a private investor, insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage loan are less than the outstanding principal balance and accrued interest of such mortgage loan and the cost of holding and disposing of the underlying property. In the past, Doral Financial often sold non-conforming loans on a partial recourse basis. These recourse obligations were retained by Doral Financial when Doral Bank PR assumed the servicing rights from Doral Financial. For additional information regarding recourse obligations, see “Management’s discussion and analysis of financial condition and results of operations—Off-Balance Sheet Activities”.

Sale of loans and securitization activities

Doral Financial sells or securitizes a portion of the residential mortgage loans that it originates and purchases to generate income. These loans are underwritten to investor standards, including that of FNMA, FHLMC, and GNMA. As described below, Doral Financial utilizes various channels to sell its mortgage products. Doral Financial issues GNMA-guaranteed mortgage-backed securities, which involve the packaging of FHA loans, RHS loans or VA loans into pools of $1.0 million or more for sale primarily to broker-dealers and other institutional investors. During the years ended December 31, 2008, 2007 and 2006, Doral Financial issued approximately $333.8 million, $155.4 million and $198.1 million, respectively, in GNMA-guaranteed mortgage-backed securities.

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Conforming conventional loans are generally either sold directly to FNMA, FHLMC or private investors for cash, or are grouped into pools of $1.0 million or more in aggregate principal balance and exchanged for FNMA or FHLMC-issued mortgage-backed securities, which Doral Financial sells to broker-dealers. In connection with such exchanges, Doral Financial pays guarantee fees to FNMA and FHLMC. The issuance of mortgage-backed securities provides Doral Financial with flexibility in selling the mortgage loans that it originates or purchases and also provides income by increasing the value and marketability of such loans.

For the years ended December 31, 2008, 2007 and 2006, Doral Financial securitized approximately $40.4 million, $78.1 million and $53.5 million, respectively, of loans into FNMA and FHLMC mortgage-backed securities. In addition, for the years ended December 31, 2008, 2007 and 2006, Doral Financial sold approximately $54.5 million, $62.6 million and $177.1 million, respectively, of loans through the FNMA and FHLMC cash window programs.

Prior to the fourth quarter of 2005, Doral Financial’s non-conforming loan sales were generally made on a limited recourse basis. Pursuant to the restructuring of several recourse transactions consummated during 2006, the Company’s outstanding principal balance of loans sold subject to recourse decreased by $1.2 billion, from $2.4 billion as of December 31, 2005 to $1.2 billion as of December 31, 2006. As of December 31, 2008, 2007 and 2006, Doral Financial’s maximum contractual exposure relating to its portfolio of loans sold with recourse was approximately $1.0 billion, $1.1 billion and $1.0 billion, respectively, which included recourse obligations to FNMA and FHLMC as of such dates of approximately $1.0 billion, $1.0 billion and $0.9 billion, respectively. As of December 31, 2008, 2007 and 2006, Doral Financial had a recourse liability of $8.8 million, $11.8 million and $9.5 million, respectively, to reflect estimated losses from such recourse arrangements.

During the third quarter of 2008, Doral Financial refined its estimate for determining expected losses from recourse obligations as it began to develop more data regarding historical losses from foreclosure and disposition of mortgage loans adjusted for expectations of changes in portfolio behavior and market environment. This actual data on losses showed a substantially different experience than that used for newer loans for which insurance quotes are published. The Company believes that this method resulted in an adequate valuation of its recourse allowance as of December 31, 2008, but actual future recourse obligations may be different and a different result may have been obtained if the Company had used another method for estimating this liability.

Commencing in the fourth quarter of 2005 and continuing throughout 2006, the Company sold non-conforming loans to major financial institutions in the U.S. mainland on a non-recourse basis, except recourse for certain early defaults. During 2007 and 2008, the Company retained all of its non-conforming loan production in its loan receivable portfolio. While the Company currently anticipates that it will continue to retain its non-conforming loan production in portfolio, in the future, the Company may seek to continue to diversify secondary market outlets for its non-conforming loan products both in the U.S. mainland and Puerto Rico.

In the ordinary course of business, Doral Financial makes certain representations and warranties to purchasers and insurers of mortgage loans at the time of the loans sales to third parties regarding the characteristics of the loans sold, and in certain circumstances, such as in the event of early or first payment default. To the extent the loans do not meet specified characteristics, if there is a breach of contract of a representation or warranty or if there is an early payment default, Doral Financial may be required to repurchase the mortgage loan and bear any subsequent loss related to the loan. Doral Financial works with purchasers to review the claims and correct alleged documentation deficiencies. For the years ended December 31, 2008 and 2007, repurchases amounted to $4.0 million and $3.7 million, respectively. Please refer to Risk Factors, “Risks Related to Our Business—Defective and repurchased loans may harm Doral Financial’s business and financial condition,” and “Management’s

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discussion and analysis and results of operations—Liquidity and capital resources” for additional information.

Puerto Rico secondary mortgage market and favorable tax treatment

In general, the Puerto Rico market for mortgage-backed securities is an extension of the U.S. market with respect to pricing, rating of investment instruments, and other matters. However, Doral Financial has benefited historically from certain tax incentives provided to Puerto Rico residents to invest in FHA and VA loans and GNMA securities backed by such loans.

Under the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”), the interest received on FHA and VA loans used to finance the original purchase of newly constructed housing in Puerto Rico and mortgage-backed securities backed by such loans is exempt from Puerto Rico income taxes. This favorable tax treatment allows Doral Financial to sell tax-exempt Puerto Rico GNMA mortgage-backed securities to local investors at higher prices than those at which comparable instruments trade in the U.S. mainland, and reduces its effective tax rate through the receipt of tax-exempt interest.

Insurance agency activities

In order to take advantage of the cross-marketing opportunities provided by financial modernization legislation, enacted in 2000, Doral Financial entered the insurance agency business in Puerto Rico. On February 27, 2008, Doral Insurance Agency acquired an insurance portfolio of approximately 11,000 policies from CitiSeguros P. R. Retail Bank, a subsidiary of Citigroup, Inc. Doral Insurance Agency currently earns commissions by acting as agent in connection with the sale of insurance policies issued by unaffiliated insurance companies. During 2008, 2007 and 2006, Doral Insurance Agency produced insurance fees and commissions of $10.5 million, $8.8 million and $8.8 million, respectively. Doral Insurance Agency’s activities are closely integrated with the Company’s mortgage loan originations with most policies sold to mortgage customers. Future growth of Doral Insurance Agency’s revenues will be tied to the Company’s level of mortgage originations, its ability to expand the products and services it provides and its ability to cross-market its services to Doral Financial’s existing customer base.

Institutional securities operations

Doral Financial has been steadily decreasing the operations of this segment. During 2002, Doral Financial sold its retail securities brokerage business to an unaffiliated broker-dealer. As part of the Company’s expense reduction efforts, during the fourth quarter of 2005, the Company terminated its institutional sales and investment banking services. During 2006, the Company sold substantially all of Doral Securities’ investment securities and during the third quarter of 2007, Doral Securities voluntarily withdrew its license as a broker-dealer with the SEC and its membership with the FINRA. Doral Securities’ operations during 2008 were limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

Puerto Rico income taxes

The maximum statutory corporate income tax rate in Puerto Rico is 39.0%. In August 2005, the Government of Puerto Rico approved a legislation that imposed a special transitory income tax of 2.5% on certain corporations and partnerships, including Doral Financial and its Puerto Rico subsidiaries. It increased the maximum statutory income tax rate from 39.0% to 41.5%. This law was effective for taxable years beginning after December 31, 2004 and ending on or before December 31, 2006. In May 2006, the Government of Puerto Rico approved a 2.0% transitory tax applicable only to banking institutions such as Doral Bank PR which increased the maximum statutory tax rate for banks to

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43.5% for taxable years commencing during 2006. For taxable years beginning after December 31, 2006, the maximum statutory tax rate for all corporations, including banks, returned to 39.0%. Under the PR Code, corporations are not permitted to file consolidated returns with their subsidiaries and affiliates. Doral Financial is entitled to a 100% dividend received deduction on dividends received from Doral Bank PR or any other Puerto Rico subsidiary subject to tax under the PR Code.

On March 9, 2009, the Governor of Puerto Rico signed into law various legislative bills as part of a plan to stimulate the Puerto Rico economy and address recurring government budget deficits by reducing government expenses and increasing government revenues. One of these measures establishes for calendar years 2009 to 2011 a special 5.0% surtax on corporations that have gross income in excess of $100,000 (a corporation subject to such surtax would have to pay an additional tax of 5% of its total tax liability). This surtax is effective for tax years commenced after December 31, 2008 and before January 1, 2012. This increases the Company’s income tax rate from 39.00% to 40.95% for tax years from 2009 to 2011.

In computing its interest expense deduction, Doral Financial’s interest deduction is reduced in the same proportion that its average exempt obligations (including FHA and VA loans and GNMA securities) bear to its average total assets. Therefore, to the extent that Doral Financial holds FHA or VA loans and other tax exempt obligations, part of its interest expense may be disallowed for tax purposes.

On July 1, 2008, the Company transferred substantially all of the assets previously held at the international banking entity (Doral International) to Doral Bank PR to increase the level of its interest earning assets. The transfer was carried out pursuant to a merger of Doral International with and into Doral Bank PR, its parent company, which merger was structured as a tax free reorganization. Previously, Doral Financial used its international banking entity subsidiary to invest in various U.S. securities and U.S. mortgage-backed securities, which interest income and gain on sale, if any, was exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction in the case of interest, and, in the case of capital gains, because the gains are sourced outside the United States. On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico. Please refer to Note 28 of the accompanying financial statements for the year ended December 31, 2008 for additional information.

United States income taxes

Except for Doral Bank NY and Doral Money, Doral Financial and its subsidiaries are corporations organized under the laws of Puerto Rico. Accordingly, Doral Financial and its Puerto Rico subsidiaries are generally only required to pay U.S. federal income tax on their income, if any, derived from the active conduct of a trade or business within the United States (excluding Puerto Rico) or from certain investment income earned from U.S. sources. Doral Bank NY and Doral Money are subject to both federal and state income taxes on the income derived from their operations in the United States. Dividends paid by Doral Bank NY to Doral Financial or by Doral Money to Doral Bank PR are subject to a 10% withholding tax. Please refer to Note 28 of the accompanying financial statements for the year ended December 31, 2008 for additional information.

Employees

As of February 28, 2009, Doral Financial employed 1,199 persons compared to 1,384 as of December 31, 2008 and 1,435 as of December 31, 2007. Of the total number of employees 1,174 were employed in Puerto Rico and 25 employed in New York City as of February 28, 2009, compared to 1,359 employed in PR and 25 employed in New York City as of December 31, 2008 and to 1,416 employed in Puerto Rico and 19 employed in New York City as of December 31, 2007. As of

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February 28, 2009, of the total number of employees, 308 were employed in loan production and servicing activities, 627 were involved in branch operations, and 264 in administrative activities. None of Doral Financial’s employees are represented by a labor union and Doral Financial considers its employee relations to be good.

Segment disclosure

For information regarding Doral Financial’s operating segments, please refer to Note 38 to Doral Financial’s consolidated financial statements for the year ended December 31, 2008, “Segment Information,” and the information provided in “Management’s discussion and analysis of financial condition and results of operation—Operating Segments” in this prospectus.

Puerto Rico is the principal market for Doral Financial. Doral Financial’s Puerto Rico-based operations accounted for 98% of Doral Financial’s consolidated assets as of December 31, 2008 and 99% of Doral Financial’s consolidated losses for the year then ended. Approximately 81% of total loan originations were secured by real estate properties located in Puerto Rico. The following table sets forth the geographic composition of Doral Financial’s loan originations:

	Year ended December 31,
	2008	2007	2006

Puerto Rico	86%	96%	93%
United States	14%	4%	7%

Market area and competition

Puerto Rico is Doral Financial’s primary service area. The competition in Puerto Rico for the origination of loans and attracting of deposits is substantial. Competition comes not only from local commercial banks and credit unions, but also from banking affiliates of banks headquartered in the United States, Spain and Canada. In mortgage lending, the Company also faces competition from independent mortgage banking companies. Doral Financial competes principally by offering loans with competitive features, by emphasizing the quality of its service and by pricing its range of products at competitive rates.

The Commonwealth of Puerto Rico

General.  The Island of Puerto Rico, located in the Caribbean, is approximately 100 miles long and 35 miles wide, with an area of 3,423 square miles. The United States Census Bureau estimated that the population of Puerto Rico was 3,954,037 as of July 1, 2008. Puerto Rico is the fourth largest and most economically developed of the Caribbean islands. Its capital, San Juan, is located approximately 1,600 miles southeast of New York City and had a population of 422,665 as of July 1, 2008 according to the most recent estimate of the United States Census Bureau.

Relationship of Puerto Rico with the United States.  Puerto Rico has been under the jurisdiction of the United States since 1898. The United States and Puerto Rico share a common defense, market and currency. As a commonwealth of the United States, Puerto Rico exercises virtually the same control over its internal affairs as do the fifty states. It differs from the states, however, in its relationship with the federal government.

There is a federal district court in Puerto Rico and most federal laws are applicable to Puerto Rico. The United States postal service operates in Puerto Rico in the same manner as in the mainland United States. The people of Puerto Rico are citizens of the United States, but do not vote in national elections, and are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives, and has limited voting rights. Most federal taxes, except those, such as social security

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taxes, which are imposed by mutual consent, are not levied in Puerto Rico. No federal income tax is collected from Puerto Rico residents on ordinary income earned from sources within Puerto Rico, except for certain federal employees who are subject to taxes on their salaries.

Governmental Structure.  The Constitution of Puerto Rico provides for the separation of powers of the executive, legislative and judicial branches of government. The Governor is elected every four years. The Legislative Assembly consists of a Senate and a House of Representatives, the members of which are elected for four-year terms. The highest local court in Puerto Rico is the Supreme Court of Puerto Rico. Puerto Rico also constitutes a district in the federal judiciary and has its own United States District Court. Decisions of this federal district court may be appealed to the United States Court of Appeals for the First Circuit and from there to the United States Supreme Court.

Governmental responsibilities assumed by the central government of Puerto Rico are similar in nature to those of the various state governments. In addition, the central government of Puerto Rico assumes responsibility for local police and fire protection, education, public health and welfare programs, and economic development.

The Economy.  The economy of Puerto Rico is closely linked to that of the mainland United States. Most of the external factors that affect the Puerto Rico economy (other than the price of oil) are determined by the policies of, and economic conditions prevailing in, the United States. These external factors include exports, direct investment, the amount of federal transfer payments, the level of interest rates, the rate of inflation, and tourist expenditures. During the fiscal year ended June 30, 2007, approximately 77% of Puerto Rico’s exports went to the U.S. mainland, which was also the source of approximately 50% of Puerto Rico’s imports. In the past, the economy of Puerto Rico has generally followed economic trends in the overall United States economy. However, in recent years, economic growth in Puerto Rico has lagged behind growth in the United States.

The dominant sectors of the Puerto Rico economy in terms of production and income are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of an increased emphasis on higher-wage, high-technology industries, such as pharmaceuticals, biotechnology, computers, microprocessors, professional and scientific instruments, and certain high-technology machinery and equipment. The services sector, including finance, insurance, real estate, wholesale and retail trade, and tourism, also plays a major role in the economy. It ranks second to manufacturing in contribution to Puerto Rico’s gross domestic product and leads all sectors in providing employment.

Key economic indicators indicate that the economy of Puerto Rico has been in recession since 2006.

Although Puerto Rico’s economy is closely linked with the United States economy, for fiscal years 2007 and 2008, Puerto Rico’s gross national product decreased 1.9% and 2.5%, respectively, while the United States economy grew at a rate of 1.8% and 2.8%, respectively, during the same periods. According to the Puerto Rico Planning Board’s latest projections, the economic contraction accelerated in fiscal year 2009, with an expected further reduction in real gross national product of between 4.1% and 5.5%. While this trend was expected to continue in fiscal year 2010, the expected positive impact of the U.S. and local economic stimulus measures discussed below led the Puerto Rico Planning Board to announce on August 21, 2009 revised projections for fiscal year 2010 reflecting a projected increase in real gross national product of 2.1%.

Future growth of the Puerto Rico economy will depend on several factors including the condition of the United States economy, the relative stability of the price of oil imports, the exchange value of the United States dollar, the level of interest rates, the effectiveness of the recently approved changes to local tax incentive legislation, and the continuing economic uncertainty generated by the Puerto Rico government’s fiscal condition described below.

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Fiscal Condition.  Puerto Rico is experiencing a fiscal crisis as a result of the structural imbalance between recurring government revenues and expenses. The structural imbalance has been exacerbated during fiscal years 2008 and 2009, with recurring government expenses significantly higher than recurring revenues, which have declined as a result of the multi-year economic contraction mentioned above. In order to bridge the deficit resulting from the structural imbalance, the Puerto Rico government has used non-recurring solutions, such as borrowing from Government Development Bank for Puerto Rico (“GDB”) or in the bond market, and postponing the payment of various government expenses, such as payments to suppliers and utilities providers.

As discussed below, the structural deficit for fiscal year 2009 is projected to be $3.2 billion.

Rating Downgrades.  The continued fiscal imbalance led to successive downgrades in the Commonwealth of Puerto Rico’s general obligation debt ratings, from “Baa1” by Moody’s Investors Services (“Moody’s”) and “A−” by Standard & Poor’s Rating Services (“S&P”) in fiscal year 2004 to “Baa3” by Moody’s and “BBB-” by S&P currently. Each of the rating agencies has a stable outlook on the Commonwealth’s general obligation debt.

Fiscal Year 2009 Estimated Structural Deficit.  For the fiscal year 2009, estimated revenues of the General Fund (the primary operating fund of the Commonwealth) are $7.6 billion (down from the original budgeted revenues of $8.5 billion). Although budgeted expenditures for the fiscal year were $9.5 billion, the government has identified additional expenses for fiscal year 2009 that were not included in the budget. Unbudgeted expenses for fiscal year 2009 are estimated at $1.4 billion. Thus, the resulting estimated structural deficit for fiscal year 2009 is currently approximately $3.2 billion.

Fiscal Stabilization Plan.  The new Puerto Rico government administration, which commenced on January 2, 2009 and controls the Executive and Legislative branches of government, has developed and commenced implementing a multi-year plan designed to achieve fiscal balance and restore economic growth. The fiscal stabilization plan seeks to achieve budgetary balance on or before fiscal year 2013, while addressing expected fiscal deficits in the intervening years through the implementation of a number of initiatives, including the following: (i) a $2 billion operating expense reduction plan during fiscal year 2010, through government reorganization and reduction of operating expenses, including payroll as the main component of government expenditures; (ii) a combination of temporary and permanent tax increases, coupled with additional tax enforcement measures; and (iii) a bond issuance program through Puerto Rico Sales Tax Financing Corporation (“COFINA” by its Spanish-language acronym). Before the temporary measures expire in 2013, the administration intends to design and adopt a comprehensive reform of the tax system and a long-term economic development plan to complement the economic reconstruction and supplemental stimulus initiatives described below. The proceeds expected to be obtained from COFINA bond issuance program will be used to repay existing government debt (including debts with GDB), finance operating expenses of the Commonwealth for fiscal years 2009 through 2011 (and for fiscal year 2012, to the extent included in the government’s annual budget for such fiscal year), including costs related to the implementation of a workforce reduction plan, the funding of an economic stimulus plan, as described below, and for other purposes to address the fiscal imbalance while the fiscal stabilization plan is being implemented. The fiscal stabilization plan seeks to safeguard the investment grade ratings of the Commonwealth’s general obligation debt and lay the foundation for sustainable economic growth. Legislation has already been enacted authorizing the implementation of all the measures in the fiscal stabilization plan.

Economic Reconstruction Plan.  The current Puerto Rico government administration has also developed and commenced implementing a short-term economic reconstruction plan. The cornerstone of this plan is the implementation of U.S. federal and local economic stimuli. Puerto Rico will benefit from the American Recovery and Reinvestment Act of 2009 (“ARRA”) enacted by the U.S. government to provide a stimulus to the U.S. economy in the wake of the global economic downturn. Puerto Rico expects to receive approximately $5.0 billion from ARRA during the next two fiscal years, which

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includes tax relief, expansion of unemployment benefits and other social welfare provisions, and domestic spending in education, health care, and infrastructure, among other measures. The administration will seek to complement the U.S. federal stimulus with additional short- and medium-term supplemental stimulus measures seeking to address specific local challenges and providing investment in strategic areas. These measures include a local $500 million economic stimulus plan to supplement the federal plan. In addition, to further stimulate economic development and cope with the fiscal crisis, the administration has established a legal framework to authorize and promote the use of public-private partnerships to finance and develop infrastructure projects and operate and manage certain public assets.

The new administration is also developing a comprehensive long-term economic development plan aimed at improving Puerto Rico’s overall competitiveness and business environment and increasing private-sector participation in the Puerto Rico economy. As part of this plan, the administration will emphasize (i) the simplification and shortening of the permitting and licensing process; (ii) the strengthening of the labor market by encouraging greater labor-force participation and bringing out-of-date labor laws and regulations in line with U.S. and international standards and (iii) the adoption of a new energy policy that seeks to lower energy costs and reduce energy-price volatility by reducing Puerto Rico’s dependence on fossil fuels, particularly oil, through the promotion of diverse, renewable-energy technologies.

Fiscal Year 2010 Budget.  On July 1, 2009, the Puerto Rico Governor signed the budget for fiscal year 2010. The budget provides for total General Fund resources and appropriations of $7.67 billion. Budgeted General Fund expenditures are about $1.8 billion lower than budgeted expenditures for fiscal year 2009. To cover approximately $2 billion in additional transitory expenses for fiscal year 2010 related to the implementation of the expense-reduction plan (including expenses that will be incurred in fiscal year 2010 but will not be incurred in subsequent fiscal years) and a $500 million projected remaining structural deficit, the Commonwealth established a Stabilization Fund that will be funded with proceeds from the COFINA bond issues.

Emergency Economic Stabilization Act and other Unites States Government actions to address financial crisis

In order to address the financial crisis in the United States, the United States Government and some of its agencies and regulatory bodies have taken various actions. Some of the most important actions that have been taken or announced are generally described below.

On October 3, 2008, the President of the United States signed into law the Emergency Economic Stabilization Act of 2008 (the “EESA”). The legislation was the result of a proposal by then Treasury Secretary Henry Paulson to the United States Congress on September 20, 2008, in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. The EESA provides the U.S. Treasury Secretary with the authority to use up to $700 billion to, among other things, inject capital into financial institutions and establish the Troubled Asset Relief Program (“TARP”) to purchase mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purposes of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the U.S. Treasury Secretary announced a plan to use up to $250 billion of the $700 billion approved under the EESA to purchase senior preferred shares in financial institutions, including nine of the nation’s largest banks. The President of the United States also granted authority for the U.S. Treasury Secretary to get access to an additional $100 billion of the $700 billion approved under the EESA, bringing the total commitment thus far under EESA to $350 billion. On November 12, 2008 then Treasury Secretary Paulson announced that the U.S. Treasury Department was abandoning its original strategy to purchase troubled assets from financial institutions through the use of TARP funds under the EESA.

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The EESA also temporarily raised the basic limit on deposit insurance by the Federal Deposit Insurance Corporation (the “FDIC”) from $100,000 to $250,000. The temporary increase in deposit insurance became effective on October 3, 2008 and ends on December 31, 2009. On May 20, 2009, President Obama signed the Helping Families Save Their Homes Act, which, among other things, extends the temporary increase in the standard maximum deposit insurance amount (the “SMDIA”) to $250,000 per depositor through December 31, 2013. The legislation provides that the SMDIA will return to $100,000 on January 1, 2014.

On November 21, 2008, the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program (“TLG Program”). The TLG Program was announced by the FDIC on October 14, 2008 as an additional initiative to counter the current credit-wide crisis in the United States’ financial sector. It provided two limited guarantee programs: (i) one that guaranteed newly issued senior unsecured debt of insured depository institutions and their United States holding companies (the “Debt Guarantee Program”), and (ii) one that guaranteed certain non-interest bearing transaction accounts at insured depository institutions (the “Transaction Account Guarantee Program”). The TLG Program permitted eligible entities to opt-out of either the Debt Guarantee Program or the Transaction Account Guarantee Program or of both components of the TLG Program.

Doral Financial Corporation and its subsidiary depository institutions elected to opt-out of the Debt Guarantee Program. Doral Bank PR and Doral Bank NY have elected to participate in the Transaction Account Guarantee Program. The Transaction Account Guarantee Program provides for a temporary full guarantee by the FDIC for funds held at depository institutions in non-interest bearing transaction accounts (generally demand deposit checking accounts) above the existing $250,000 deposit insurance limit. This coverage became effective on October 14, 2008 and will terminate on December 31, 2009. Depository institutions that elected to participate will be subject to an annualized assessment of 10 cents per $100 of deposits in such non-interest bearing transaction accounts (above the existing deposit insurance limit of $250,000) commencing on November 13, 2008. On August 27, 2009 the FDIC issued a final rule that provides for a temporary extension of the transaction account guarantee program until June 30, 2010 and a modified increased fee structure for banks that decide to continue to participate in such program during the six month extension period. Banks that are currently participating will have one-time, irrevocable opportunity to opt out of the extension of the program by submitting an e-mail notice to the FDIC. Banks that are currently participating and do not opt out will have to pay a fee during the six month extension period that will increase from 10 cents per $100 in deposits to either 15 cents, 20 cents or 25 cents per $100 in deposits depending on the bank’s risk category.

On November 25, 2008, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) announced the creation of the Term Asset-Backed Securities Loan Facility (the “TALF”). Under the TALF, the Federal Reserve Bank of New York (“FRBNY”) will establish a $200 billion credit facility designed to revive the market for asset-backed securities (“ABS”) that are collateralized by receivables that benefit consumers and small businesses. As discussed below, pursuant to the new Financial Stability Plan announced by the Obama Administration, the TALF was subsequently expanded to provide for up to $1 trillion in loans collateralized by eligible ABS and to include eligible legacy and newly-issued commercial mortgage-backed securities. Under TALF the FRBNY will extend non-recourse loans secured by eligible ABS and commercial mortgage-backed securities. The loan amount is equal to the market value of the collateral minus a haircut, and the loans may have terms of up to five years. As announced by the Federal Reserve on August 17, 2009, the TALF will cease making loans collateralized by newly-issued ABS and legacy commercial mortgage-backed securities on March 31, 2010 and loans collateralized by newly-issued commercial mortgage-backed securities on June 30, 2010.

In an attempt to reduce the cost, and increase the availability, of credit to purchase homes, on November 25, 2008 the Federal Reserve announced that it will purchase direct obligations of housing-related government-sponsored entities (“GSEs”), such as Freddie Mac, Fannie Mae, Ginnie Mae and the

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Federal Home Loan Banks, and mortgage-backed securities of the GSEs. The Federal Reserve will purchase up to $100 billion in GSEs direct obligations through a series of competitive auctions, and will also purchase up to $500 billion in mortgage-backed securities of the GSEs via purchases conducted by asset managers. The expectation is that this program will increase the prices, and thus reduce the yield, for these obligations, thereby reducing the GSEs borrowing costs and the rates on underlying mortgages.

In January 2009, the United States Congress effectively released the remaining $350 billion of TARP funds to the new Obama administration. On February 10, 2009, Treasury Secretary Timothy Geithner put forward a general description of a new Financial Stability Plan, including a revised approach to TARP. The new Financial Stability Plan may commit in excess of $2.0 trillion, from a combination of the remaining $350 billion in TARP funds, Federal Reserve funds and private-sector investments.

The new Financial Stability Plan includes: (i) new capital injections into banks than undergo a comprehensive stress test and need an additional capital buffer to help absorb losses; (ii) a new public-private investment fund to be started by the U.S. Treasury Department, along with the Federal Reserve and the FDIC, to assist in disposition of illiquid assets in the balance sheets of financial institutions (the plan initially seeks to leverage private capital with public funds on an initial scale of $500 billion, but potentially up to $1.0 trillion); (iii) an expansion of the previously announced TALF program from $200 billion to $1.0 trillion and the inclusion in such program of commercial mortgage-backed securities; and (iv) the commitment of $50 billion from the TARP for foreclosure mitigation programs (this is part of a much broader foreclosure mitigation program included in the Homeowner Affordability and Stability Plan discussed below to stabilize the housing market that is being developed by the Obama administration, which involves the U.S. Treasury Department, the FDIC, the Federal Reserve and the GSEs).

On February 18, 2009, President Obama announced the administration’s Homeowner Affordability and Stability Plan that is designed to, among other things, assist homeowners unable to refinance their loans or struggling to meet their mortgage obligations. The proposed Homeowner Affordability and Stability Plan seeks to help these homeowners by providing: (i) access for borrowers to low-cost refinancing on conforming loans owned or guaranteed by FNMA or FHLMC; (ii) a $75 billion homeowner stability initiative to prevent foreclosures ; and (iii) additional commitments allowing the U.S. Treasury Department to purchase up to an additional $200 billion of preferred stock of FNMA and FHLMC and allowing FNMA and FHLMC to increase the size of their retained mortgage portfolios by $50 billion. The $75 billion homeowner stability proposal includes financial incentives to borrowers and servicers in connection with loan modifications, the development of national standards for loan modifications, and support for the modification of bankruptcy laws to allow bankruptcy judges to modify certain residential mortgage loans.

In addition, the U.S. Government, Federal Reserve, U.S. Treasury Department, FDIC and other governmental and regulatory bodies have taken, or are considering taking, other actions to address the financial crisis. There can be no assurance, however, as to actual impact that any of these actions will have on the financial markets, including the extreme levels of volatility and limited credit availability being experienced.

REGULATION AND SUPERVISION

Described below are the material elements of selected laws and regulations applicable to Doral Financial and its subsidiaries. The descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations described. Changes in applicable laws and regulations, and in their application by regulatory agencies cannot be predicted, but they may have a material effect on the business and operations of Doral Financial and its subsidiaries.

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MORTGAGE ORIGINATION AND SERVICING ACTIVITIES

Federal regulation

Doral Financial’s mortgage origination and servicing operations are subject to the rules and regulations of the FHA, VA, RHS, FNMA, FHLMC, HUD and GNMA with respect to the origination, processing, selling and servicing of mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and with respect to VA loans, fix maximum interest rates. Moreover, lenders such as Doral Financial are required annually to submit to FHA, VA, RHS, FNMA, FHLMC, GNMA and HUD audited financial statements, and each regulatory entity has its own requirements. Doral Financial’s affairs are also subject to supervision and examination by FHA, VA, RHS, FNMA, FHLMC, GNMA and HUD at all times to ensure compliance with the applicable regulations, policies and procedures. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act, the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. Doral Financial is also subject to regulation by the Office of the Commissioner of Financial Institutions of Puerto Rico (the “Office of the Commissioner”), with respect to, among other things, licensing requirements and maximum origination fees on certain types of mortgage loan products.

Puerto Rico regulation

Doral Mortgage and Doral Financial are licensed by the Office of the Commissioner as mortgage banking institutions. Such authorization to act as mortgage banking institutions must be renewed as of December 1 of each year. In the past, Doral Financial and its subsidiaries have not had any difficulty in renewing their authorizations to act as mortgage banking institutions and management is unaware of any existing practices, conditions or violations which would result in Doral Financial being unable to receive such authorization in the future. Doral Financial’s operations in the mainland United States are subject to regulation by state regulators in the states in which it conducts business.

Section 5 of the Puerto Rico Mortgage Banking Institutions Law (the “Mortgage Banking Law”) requires the prior approval of the Office of the Commissioner for the acquisition of control of any mortgage banking institution licensed under the Mortgage Banking Law. For purposes of the Mortgage Banking Law, the term “control” means the power to direct or influence decisively, directly or indirectly, the management or policies of a mortgage banking institution. The Mortgage Banking Law provides that a transaction that results in the holding of less than 10% of the outstanding voting securities of a mortgage banking institution shall not be considered a change of control. Pursuant to Section 5 of the Mortgage Banking Law, upon receipt of notice of a proposed transaction that may result in a change of control, the Office of the Commissioner is obligated to make such inquiries as it deems necessary to review the transaction. Under the Mortgage Banking Law, the determination of the Office of the Commissioner whether or not to authorize a proposed change of control is final and non-appealable.

On July 30, 2008, President Bush signed into law the Housing and Economic Recovery Act of 2008 (the “Housing Recovery Act”). Title V of the Housing Recovery Act, entitled The Secure and Fair Enforcement Mortgage Licensing Act of 2008 (“SAFE Act”), recognizes and builds on states efforts by requiring all mortgage loan originators, regardless of the type of entity they are employed by, to be either state-licensed or federally-registered. Under the SAFE Act, all states (including the Commonwealth of Puerto Rico) must implement a mortgage originator licensing process that meets certain minimum standards and must license mortgage originators through a Nationwide Mortgage Licensing System and Registry (the “NMLS”). As a result of this federal legislation, the Office of the

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Commissioner announced that it will begin accepting submissions through NMLS on April 2, 2009 and that all mortgage lenders/servicers or mortgage brokers operating in Puerto Rico must be duly registered through the NMLS by June 1, 2009.

BANKING ACTIVITIES

Federal regulation

General
Doral Financial is a bank holding company subject to supervision and regulation by the Federal Reserve under the Bank Holding Company Act of 1956 (the “BHC Act”), as amended by the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”). As a bank holding company, Doral Financial’s activities and those of its banking and non-banking subsidiaries are limited to banking activities and such other activities the Federal Reserve has determined to be closely related to the business of banking. Under the Gramm-Leach-Bliley Act, financial holding companies can engage in a broader range of financial activities than bank holding companies. Given the difficulties faced by Doral Financial following the restatement of its audited financial statements for the period between January 1, 2000 to December 31, 2004, the Company filed a notice with the Federal Reserve withdrawing its election to be treated as a financial holding company, which became effective on January 8, 2008. See “—Financial modernization legislation” below for a description of the expanded powers of financial holding companies. The withdrawal of its election to be treated as a financial holding company has not adversely affected and is not expected to adversely affect Doral Financial’s current operations, all of which are permitted for bank holding companies that have not elected to be treated as financial holding companies. Specifically, Doral Financial is authorized to engage in insurance agency activities in Puerto Rico pursuant to Regulation K promulgated by the Federal Reserve under the BHC Act. Under the BHC Act, Doral Financial may not, directly or indirectly, acquire the ownership or control of more than 5% of any class of voting shares of a bank or another bank holding company without the prior approval of the Federal Reserve.

Doral Bank PR is subject to supervision and examination by applicable federal and state banking agencies, including the FDIC and the Office of the Commissioner. Doral Bank NY is subject to supervision and examination by the Office of Thrift Supervision (“OTS”) and the FDIC. Doral Financial’s banking subsidiaries are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of other investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Doral Financial’s banking subsidiaries. In addition to the impact of regulation, commercial and savings banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

On March 16, 2006, the Company and its principal Puerto Rico banking subsidiary, Doral Bank PR, entered into consent orders with the Federal Reserve, the FDIC and the Office of the Commissioner. On January 14, 2008, the FDIC and the Office of the Commissioner jointly released Doral Bank PR from the March 16, 2006 consent order. The consent order between the Company and the Federal Reserve remained in effect. On February 19, 2008, Doral Bank PR and the FDIC entered into a new consent order with the FDIC related to Bank Secrecy Act (“BSA”). The order required Doral Bank PR, among other matters, to engage an independent consultant to review accounts and transaction activities from April 1, 2006 through March 31, 2007 to determine compliance with suspicious activity reporting requirements (the “Look Back Review”).The FDIC terminated this consent order on September 15, 2008. Since the Look Back Review was still ongoing, Doral Bank PR and the FDIC agreed to a Memorandum of Understanding that covered the remaining portion of the Look Back Review. On June 30, 2009, Doral Bank PR received a notification letter from the FDIC terminating the

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Memorandum of Understanding since the Look Back Review had been completed. On October 23, 2006, Doral Bank PR agreed to a Memorandum of Understanding with the FDIC relating the failure to comply with the data reporting requirements of the Home Mortgage Disclosure Act, and weaknesses in its policies and procedures regarding compliance with the National Flood Insurance Act. This Memorandum of Understanding was terminated on November 24, 2008. For a detailed description of how these orders and certain other regulatory proceedings affect Doral Bank PR, please refer to the Legal Matters section in this prospectus.

Doral Financial’s banking subsidiaries are subject to certain regulations promulgated by the Federal Reserve including Regulation B (Equal Credit Opportunity Act), Regulation DD (The Truth in Savings Act), Regulation E (Electronic Funds Transfer Act), Regulation F (Limits on Exposure to Other Banks), Regulation Z (Truth-in-Lending Act), Regulation CC (Expedited Funds Availability Act), Regulation X (Real Estate Settlement Procedures Act), Regulation BB (Community Reinvestment Act), Regulation C (Home Mortgage Disclosure Act) and Regulation W (Transactions with Affiliates).

During 2008, federal agencies adopted revisions to several rules and regulations that will impact lenders and secondary market activities. In 2008, the Federal Reserve revised Regulation Z, adopted under the Truth in Lending Act (“TILA”) and the Home Ownership and Equity Protection Act (“HOEPA”), by adopting a final rule which, among other things, prohibits unfair, abusive or deceptive home mortgage lending practices and restricts certain mortgage lending activities. The final rule also establishes advertising standards and requires certain mortgage disclosures to be given to the consumers earlier in the transactions. The rule is effective in October 2009. The final rule regarding TILA also includes amendments revising disclosures in connection with credit card accounts and other revolving credit plans to ensure that information provided to customers is provided in a timely manner and in a form that is readily understandable.

Other changes to regulations that will enter into effect during 2009 and 2010 which may require a review of our procedures and disclosures to customers are: Home Mortgage Disclosure Act (“HMDA”)-changes in the rate spread to be reported under HMDA (effective October 2009); Real Estate Settlement and Procedures Act (“RESPA”)-provides a new standard three page Good Faith Estimate with additional disclosures and requirements for lenders (main changes are effective January 2010); Flood Insurance-changes in the Standard Flood and Hazard Determination Form (effective in June 2009); Unfair and Deceptive Practices Act-prohibitions on engaging in certain acts or practices in connection with consumer credit accounts (effective July 2010); and Truth in Savings Act-new special disclosures covering overdraft services (effective January 2010).

Holding company structure
Doral Bank PR and Doral Bank NY, as well as any other insured depository institution subsidiary organized by Doral Financial in the future, are subject to restrictions under federal law that govern certain transactions with Doral Financial or other non-banking subsidiaries of Doral Financial, whether in the form of loans, other extensions of credit, investments or asset purchases and sales. Such transactions by any depository institution subsidiary with Doral Financial, or with any one of Doral Financial’s non-banking subsidiaries, are limited in amount to 10% of the depository institution’s capital stock and surplus and, with respect to Doral Financial and all of its non-banking subsidiaries, to an aggregate of 20% of the depository institution’s capital stock and surplus. Furthermore, such loans and extensions of credit by the depository institution subsidiary are required to be secured in specified amounts and must be at market rates and on terms and conditions that are consistent with safe and sound banking practices. All other transactions between Doral Financial or any of its non-banking subsidiaries and any of the depository institution subsidiaries, while not subject to quantitative or collateral requirements, are subject to the requirement that they be on terms and conditions no less favorable to the banking subsidiary than would be available to unaffiliated third parties.

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Under Federal Reserve policy, a bank holding company such as Doral Financial is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary depository institution will be assumed by the bankruptcy trustee and entitled to priority of payment.

As a bank holding company, Doral Financial’s right to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors (including depositors in the case of depository institution subsidiaries) except to the extent that Doral Financial may itself be a creditor with recognized claims against the subsidiary.

Under the Federal Deposit Insurance Act (the “FDIA”), a depository institution (which term includes both commercial banks and savings banks), the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution; or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or a receiver and “in danger of default” is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary depository institution to its parent company is subordinated to the subsidiary bank’s cross-guarantee liability with respect to commonly controlled insured depository institutions.

Financial modernization legislation
As discussed above, on January 8, 2008, Doral Financial withdrew its election to be treated as a financial holding company. Under the Gramm-Leach-Bliley Act, bank holding companies, all of whose depository institutions are “well capitalized” and “well managed,” as defined in the BHC Act, and which obtain satisfactory Community Reinvestment Act ratings, may elect to be treated as financial holding companies (“FHCs”). FHCs are permitted to engage in a broader spectrum of activities than those permitted to other bank holding companies. FHCs can engage in any activities that are “financial” in nature, including insurance underwriting and brokerage, and underwriting and dealing in securities without a revenue limit or other limits applicable to foreign securities affiliates (which include Puerto Rico securities affiliates for these purposes). As noted above, the withdrawal of financial holding company status did not adversely affect Doral Financial’s current operations.

The Gramm-Leach-Bliley Act also modified other laws, including laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including Doral Financial’s mortgage banking and banking subsidiaries from disclosing non-public personal financial information to third parties unless customers have the opportunity to “opt out” of the disclosure.

Capital adequacy
Under the Federal Reserve’s risk-based capital guidelines for bank holding companies, the minimum guidelines for the ratio of qualifying total capital (“Total Capital”) to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. At least half of Total Capital is to be comprised of common equity, retained earnings, minority interests in unconsolidated subsidiaries,

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noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, in the case of a bank holding company, less goodwill and certain other intangible assets discussed below (“Tier 1 Capital”). The remainder may consist of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserves (“Tier 2 Capital”).

The Federal Reserve has adopted regulations that require most intangibles, including core deposit intangibles, to be deducted from Tier l Capital. The regulations, however, permit the inclusion of a limited amount of intangibles related to readily marketable mortgage servicing rights and purchased credit card relationships and include a “grandfather” provision permitting the continued inclusion of certain existing intangibles.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to total assets, less goodwill and certain other intangible assets discussed below (the “Leverage Ratio”) of 3% for bank holding companies that have the highest regulatory rating or have implemented the Federal Reserve’s market risk capital measure. All other bank holding companies are required to maintain a minimum Leverage Ratio of 4%. The guidelines also provide that banking organizations experiencing significant internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a “tangible Tier 1 Leverage Ratio” and other indicators of capital strength in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization’s Tier 1 Capital, less all intangibles, to average total assets, less all intangibles.

The FDIC and the OTS have established regulatory capital requirements for state non-member insured banks and federal savings banks, such as Doral Bank PR and Doral Bank NY, respectively, that are substantially similar to those adopted by the Federal Reserve for bank holding companies.

On March 16, 2006, Doral Financial entered into a consent order with the Federal Reserve pursuant to which it has submitted a capital plan in which it has agreed to maintain higher ratios at both the holding company and Doral Bank PR level. Please refer to “Legal Matters” in this prospectus for additional information regarding Doral Financial’s regulatory matters. As a result of the recapitalization pursuant to which Doral Holding LLC acquired 90% of the common stock of Doral Financial, except for the requirements of the consent order, Doral Financial is no longer required to meet regulatory capital standards.

Set forth below are Doral Financial’s, Doral Bank PR’s and Doral Bank NY’s capital ratios at June 30, 2009, based on existing Federal Reserve, FDIC and OTS guidelines. For purpose of this table, ratios for Doral Financial are calculated as if Doral Financial were the ultimate top tier holding company.

	Banking subsidiaries
	Doral	Doral	Doral	Well capitalized
	Financial(1)	Bank PR	Bank NY	minimum

Total capital ratio (total capital to risk weighted assets)	15.2%	13.7%	15.9%	10.0%
Tier 1 capital ratio (Tier 1 capital to risk weighted assets)	13.3%	12.4%	15.4%	6.0%
Leverage ratio(2)	8.2%	6.4%	10.8%	5.0%

(1)	Doral Financial was not subject to regulatory capital requirements as of June 30, 2009. Ratios were prepared as if the company were subject to the requirement for comparability purposes.

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(2)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank PR and Tier 1 Capital to adjusted total assets in the case of Doral Bank NY.

As of June 30, 2009, Doral Bank PR and Doral Bank NY were in compliance with all the regulatory capital requirements that were applicable to them as a state non-member bank and federal savings bank, respectively. Please refer to the “Management’s discussion and analysis of financial condition and results of operations—Regulatory capital ratios” for additional information regarding Doral Financial’s regulatory capital ratios.

As of June 30, 2009, both of the Company’s banking subsidiaries were considered well capitalized banks for purposes of prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991.

On February 15, 2008, the Board of Directors of Doral Financial approved a capital infusion of $80.0 million to Doral Bank PR to maintain its regulatory capital ratios above well capitalized levels. Also, on July 30, 2008, Doral Financial approved an additional capital infusion to Doral Bank PR amounting to $100.0 million.

On March 19, 2009, the Board of Directors of Doral Financial approved a capital infusion of up to $75 million to Doral Bank PR, of which $19.8 million were made during the first quarter of 2009.

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on Doral Financial, such as a variety of enforcement remedies, including, with respect to an insured bank or savings bank, the termination of deposit insurance by the FDIC, and to certain restrictions on its business. Please refer to “FDICIA” below.

Basel II capital standards
The minimum risk-based capital requirements adopted by the federal banking agencies follow the Capital Accord of the Basel Committee on Banking Supervision. In 2004, the Basel Committee published its new capital guidelines (“Basel II”) governing the capital adequacy of large, internationally active banking organizations (“core banking organizations”) with at least $250 billion in total assets or at least $10 billion in foreign exposure. In December 2007, the federal banking agencies adopted final rules to implement Basel II for core banking organizations (the “Advanced Approaches final rule”). Under Basel II, core banking organizations will be required to enhance the measurement and management of their risks, including credit risk and operational risk, through the use of advanced approaches for calculating risk-based capital requirements. The agencies announced they will issue a proposed rule that will provide all non-core banking organizations which are not required to adopt Basel II’s advance approaches, such as Doral Bank PR, with the option to adopt a standardized approach under Basel II (the “Standardized Approach”). The proposed rule is intended to be finalized before the core banking organizations may start their first transition period under Basel II (December 1, 2009). This new proposal will replace the earlier proposal to adopt the so-called Basel IA option.

On June 26, 2008, the Board of Directors of the FDIC approved an interagency proposal that would provide banks with the option to adopt an alternative risk-based capital framework based largely upon the Standardized Approach set forth in the Basel II Framework. The Standardized Approach capital framework would be available to all banks except the largest and most complex banks that are subject to the Advanced Approaches final rule issued on December 7, 2007.

Until such time as the new rules for non-core banking institutions are adopted, Doral Financial is unable to predict whether it will adopt a Standardized Approach under Basel II or the effect that the new rules for non-core banking institutions might have on Doral Bank PR’s financial condition or results of its operations.

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Opting into the Basel II Standardized Approach would require Doral Bank to implement advanced measurement techniques employing internal estimates of certain key risk drivers to derive capital requirements. Opting into the Basel II Standardized Approach may also require meeting more onerous computational requirements. Prior to implementation of the new capital regime, a bank holding company will be required to demonstrate to its primary federal regulator that its measurement approaches meet relevant supervisory standards.

FDICIA
Under the Federal Deposit Insurance Corporation Improvement Act of 1991 and the regulations promulgated thereunder (“FDICIA”), federal banking regulators must take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. FDICIA and the regulations thereunder, establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution is deemed to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk-based Tier 1 capital ratio of at least 6% and a risk-based Total Capital ratio of at least 10%, and is not subject to any written agreement or regulatory directive to meet a specific capital level. A depository institution is deemed to be adequately capitalized if it is not well capitalized but maintains a Leverage Ratio of at least 4% (or at least 3% if given the highest regulatory rating and not experiencing or anticipating significant growth), a risk-based Tier l capital ratio of at least 4% and a risk-based Total Capital ratio of at least 8%. A depository institution is deemed to be undercapitalized if it fails to meet the standards for adequately capitalized institutions (unless it is deemed to be significantly or critically undercapitalized). An institution is deemed to be significantly undercapitalized if it has a Leverage Ratio of less than 3%, a risk-based Tier 1 capital ratio of less than 3% or a risk-based Total Capital ratio of less than 6%. An institution is deemed to be critically undercapitalized if it has tangible equity equal to 2% or less of total assets. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives a less than satisfactory examination rating in any one of four categories.

At June 30, 2009, Doral Financial’s banking subsidiaries were well capitalized. Doral Bank PR’s and Doral Bank NY’s capital categories, as determined by applying the prompt corrective action provisions of FDICIA, may not constitute an accurate representation of the overall financial condition or prospects of Doral Bank PR or Doral Bank NY, and should be considered in conjunction with other available information regarding the institutions’ financial condition and results of operations.

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of (i) 5% of the depository institution’s assets at the time it becomes undercapitalized or (ii) the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it were significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

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The capital-based prompt corrective action provisions of FDICIA and their implementing regulations apply to FDIC-insured depository institutions such as Doral Bank PR and Doral Bank NY, but they are not directly applicable to bank holding companies, such as Doral Financial, which control such institutions. However, federal banking agencies have indicated that, in regulating bank holding companies, they may take appropriate action at the holding company level based on their assessment of the effectiveness of supervisory actions imposed upon subsidiary insured depository institutions pursuant to such provisions and regulations.

Interstate banking legislation
Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”) amended the FDIA and certain other statutes to permit state and national banks with different home states to merge across state lines, with the approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997, expressly prohibiting interstate mergers. Under the Riegle-Neal Act amendments, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo.

For purposes of the Riegle-Neal Act amendments to the FDIA, Doral Bank PR is treated as a state bank and is subject to the same restrictions on interstate branching as other state banks. However, for purposes of the International Banking Act (the “IBA”), Doral Bank PR is considered to be a foreign bank and may branch interstate by merger or de novo to the same extent as a domestic bank in Doral Bank PR’s home state. Because Doral Bank PR does not currently operate in the mainland United States, it has not designated a “home state” for purposes of the IBA. It is not yet possible to determine how these statutes will be harmonized, with respect either to which federal agency will approve interstate transactions or with respect to which “home state” determination rules will apply.

As a federal savings bank, Doral Bank NY is subject to the branching regulations promulgated by the OTS. Such regulations allow Doral Bank NY to branch on an interstate basis without geographic limitations.

Dividend restrictions
The payment of dividends to Doral Financial by its banking subsidiaries may be affected by regulatory requirements and policies, such as the maintenance of adequate capital. If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in, or is about to engage in, an unsafe or unsound practice that, (depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such depository institution cease and desist from such practice. The Federal Reserve has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. In addition, all insured depository institutions are subject to the capital-based limitations required by FDICIA. Please refer to “—FDICIA” above for additional information.

On February 9, 2006, the OTS notified Doral Bank NY that, until further notice, it could not pay any dividends to Doral Financial without the prior written approval of the OTS. In connection with the Recapitalization, Doral Bank NY received the approval of the OTS to make a capital distribution to Doral Financial in the amount of $50.0 million of which $45.0 million was made on July 20, 2007. The OTS withdrew this notice on March 6, 2008.

On March 16, 2006, Doral Financial and its principal Puerto Rico banking subsidiary, Doral Bank PR, entered into consent orders with the Federal Reserve, the FDIC and the Office of the Commissioner.

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The mutually agreed upon orders prohibit Doral Bank PR from paying dividends to Doral Financial without obtaining prior written approval from the FDIC and Federal Reserve. The FDIC and the Office of the Commissioner lifted their consent order on January 14, 2008. The consent order with the Federal Reserve remains in effect.

Please refer to “Regulation and Supervision—Banking Activities—Puerto Rico regulation,” below, for a description of certain restrictions on Doral Bank PR’s ability to pay dividends under Puerto Rico law. Please refer to “Regulation and Supervision—Banking Activities—Savings bank regulation,” below, for a description of certain restrictions on Doral Bank NY’s ability to pay dividends under OTS regulations.

FDIC insurance assessments
The deposits of Doral Bank PR and Doral Bank NY are subject to FDIC deposit insurance assessments. On February 8, 2006, the President of the United States signed the Federal Deposit Insurance Reform Act of 2005 (the “Reform Act”) which became effective January 1, 2007. The Reform Act provides for the merger of the Bank Insurance Fund (“BIF”) and Savings Association Insurance Fund (“SAIF”) into a single Deposit Insurance Fund (“DIF”), an increase in the maximum amount of insurance coverage for certain retirement accounts, and possible “inflation adjustments” in the maximum amount of coverage available with respect to other insured accounts. In addition, it granted a one-time initial assessment credit (of approximately $4.7 billion) to recognize institutions’ past contributions to the fund.

As mentioned above, on October 3, 2008, the President of the United States signed EESA, which among other things, temporarily raised the basic limit on FDIC deposit insurance from $100,000 to $250,000. The temporary increase in deposit insurance became effective on October 3, 2008, with the President’s signature of the EESA, and ends on December 31, 2009. On May 20, 2009, President Obama signed the Helping Families Save Their Homes Act, which, among other things, extends the temporary increase in the standard maximum deposit insurance amount to $250,000 per depositor through December 31, 2013.

Under the Reform Act, the FDIC made significant changes to its risk-based assessment system so that effective January 1, 2007, the FDIC imposes insurance premiums based upon a matrix that is designed to more closely tie what banks pay for deposit insurance to the risks they pose. The new FDIC risk-based assessment system imposes premiums based upon factors that vary depending upon the size of the bank. These factors are: for banks with less than $10 billion in assets—capital level, supervisory rating, and certain financial ratios; for banks with $10 billion up to $30 billion in assets—capital level, supervisory rating, certain financial ratios and (if at least one is available) debt issuer ratings, and additional risk information; and for banks with over $30 billion in assets—capital level, supervisory rating, debt issuer ratings (unless none are available in which case certain financial ratios are used), and additional risk information. The FDIC has adopted a new base schedule of rates that the FDIC can adjust up or down, depending on the revenue needs of the DIF, and set initial premiums for 2007 that range from 5 cents to 7 cents per $100 of domestic deposits for the banks in the lowest risk category, 10 cents per $100 of domestic deposits for the banks in the second risk category, 28 cents per $100 of domestic deposits for the banks in the third risk category to 43 cents per $100 of domestic deposits for banks in the fourth and highest risk category. The new assessment system is expected to result in increased annual assessments on the deposits of Doral Financial’s banking subsidiaries of 5 to 7 basis points per $100 of deposits. Doral Financial’s banking subsidiaries have available an FDIC credit to offset future assessments. Significant increases in the insurance assessments of our bank subsidiaries will increase our costs once the credit is fully utilized. The aforementioned assessment rates that were established by the FDIC commencing on January 1, 2007 remained in effect unchanged for 2007 and 2008.

As a result of the substantial increase in bank failures in 2008 as well as the deterioration in banking and economic conditions, which have significantly increased the Deposit Insurance Fund’s losses and provisions for future losses, the FDIC announced that the DIF’s reserve ratio (measured by dividing the

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amount of available funds in the DIF by the total amount of insured deposits in all FDIC insured depository institutions) had fallen below 1.15%. On these circumstances, the Reform Act requires that the FDIC adopt a restoration plan to restore the DIF’s reserve ratio to 1.15% within five years, unless the FDIC determines that there are extraordinary circumstances. On October 16, 2008, the FDIC published a proposed rule that would implement such restoration plan. The proposed rule would implement (i) a substantial increase to the base assessment rates, and (ii) other changes to the assessment system primarily to ensure that riskier institutions will bear a greater share of the proposed increase in assessments. The proposed changes to the assessment system to ensure that riskier institutions pay a greater share would involve adjustments to an institution’s base rate based on the following: (i) a possible decrease in assessment rate based on the institution’s ratio of long-term unsecured debt to domestic deposits; (ii) a possible increase in assessment rate based on the institution’s ratio of secured debt to domestic deposits; and (iii) a possible increase in assessment rate based on the institution’s ratio of brokered deposits to domestic deposits and its related asset growth.

On December 16, 2008, the FDIC published a final rule that sets the new assessment rates for the first quarter of 2009. The final rule implemented an across the board increase of 7 cents per $100 of domestic deposits. The assessment rates for the first quarter of 2009 now range from 12 cents to 14 cents per $100 of domestic deposits for the banks in the lowest risk category, 17 cents per $100 of domestic deposits for the banks in the second risk category, 35 cents per $100 of domestic deposits for the banks in the third risk category to 50 cents per $100 of domestic deposits for banks in the fourth and highest risk category.

The increase in assessment rates is expected to result in higher assessments on the deposits of Doral Financial’s banking subsidiaries of 12 to 14 basis points per $100 of deposits, which is an increase of more than 100% when compared to the previous assessment range of 5 to 7 basis points. This initial increase will translate into a projected increase of approximately $3.1 million in the annual assessments to be paid by Doral Financial’s banking subsidiaries during 2009.

The FDIC also noted that the other proposed changes to the assessment system would be implemented in a final rule expected to be published in early 2009 and which would be effective in April 1, 2009. On February 27, 2009, the FDIC announced that it had adopted the final rule that would make changes to the risk-assessment system and set assessment rates as of April 1, 2009. The new base assessment rates commencing with the second quarter of 2009 now will range from 12 cents to 16 cents per $100 of domestic deposits for the banks in the lowest risk category, 22 cents per $100 of domestic deposits for the banks in the second risk category, 32 cents per $100 of domestic deposits for the banks in the third risk category, and 45 cents per $100 of domestic deposits for the banks in the fourth and highest risk category.

As mentioned above, there are additional adjustments to an institution’s base rate to make sure that the riskier institutions pay a greater share. The possible adjustments to the base rate involve the following: (i) a possible decrease from 0 to 5 basis points based on the institution’s ratio of long-term unsecured debt to domestic deposits; (ii) a possible increase from 0 to 22.5 basis points (the range of possible increase is larger based on the institution’s risk category) based on the institution’s ratio of secured debt to domestic deposits; and (iii) a possible adjustment from 0 to 10 basis points (there is no adjustment for institutions in the lowest risk category) based on the institution’s ratio of brokered deposits to domestic deposits and its related asset growth.

After all possible adjustments are taken into account, the new assessments for banks commencing in the second quarter of 2009 could fall in the following ranges: (i) from 7 cents to 24 cents per $100 of domestic deposits for the banks in the lowest risk category; (ii) from 17 cents to 43 cents per $100 of domestic deposits for the banks in the second risk category; (iii) from 27 cents to 58 cents per $100 of domestic deposits for the banks in the third risk category; and (iv) from 40 cents to 77.5 cents per $100 of domestic deposits for the banks in the fourth and highest risk category.

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In addition, the FDIC announced on February 27, 2009 an interim rule pursuant to which it would be imposing an emergency special assessment of 20 cents per $100 of domestic deposits for all banks to be collected on September 30, 2009. The assessment base for the emergency special assessment would be the same as the assessment base for the second quarter risk-based assessment. The FDIC stated that this emergency special assessment is being imposed because recent and anticipated failures of banks have significantly increased losses to the DIF, resulting in a large decline in the DIF’s reserve ratio, which has reached its lowest level since 1993. In addition, the FDIC’s interim rule provides the FDIC with authority to impose additional emergency special assessments of up to 10 basis points if at the end of any quarter the FDIC determines that the DIF’s reserve ratio has fallen close to zero or negative. In May 2009, the FDIC adopted the final rule, effective June 30, 2009, that will instead impose a special assessment of five cents for every $100 on each insured depository institution’s assets minus its Tier 1 capital as of June 30, 2009, subject to a cap equal to 10 cents per $100 of assessable deposits for the second quarter.

On September 29, 2009, in order to strengthen the cash position of the FDIC’s Deposit Insurance Fund immediately, the FDIC issued a notice of proposed rulemaking that would require our banking subsidiaries to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. In addition, the FDIC is proposing a three-basis point increase in assessment rates effective on January 1, 2011. Under the proposed rule each institution’s deposit assessment base would be calculated using its third quarter 2009 deposit assessment base, adjusted quarterly for an estimated 5 percent annual growth rate in the deposit assessment base through the end of 2012. The prepaid assessment would be collected on December 30, 2009 and would be mandatory for all institutions (subject to the exercise of the FDIC’s discretion to exempt an institution if the FDIC determines that the prepayment would affect the safety and soundness of the institution). If this rule is adopted as proposed by the FDIC, we have estimated that our total prepaid assessments would be approximately $71.9 million, which according to the proposed rule would be recorded as a prepaid expense (asset) as of December 30, 2009. The prepaid assessments would be amortized and recognized as an expense over the following three years.

The Deposit Insurance Funds Act of 1996 also separated the Financing Corporation assessment to service the interest on its bond obligations from the BIF and SAIF assessments. The amount assessed on individual institutions by the Financing Corporation is in addition to the amount, if any, paid for deposit insurance according to the FDIC’s risk-related assessment rate schedules. The current Financing Corporation annual assessment rate is 2.50 cents per $100 of deposits.

As of December 31, 2008, Doral Bank PR and Doral Bank NY had a DIF deposit base of approximately $4.2 billion and $75.5 million, respectively.

FDIC temporary liquidity guarantee program
As mentioned above, Doral Financial Corporation and its subsidiary depository institutions elected to opt-out of the Debt Guarantee Program. Doral Bank PR and Doral Bank NY have elected to participate in the Transaction Account Guarantee Program. The Transaction Account Guarantee Program provides for a temporary full guarantee by the FDIC for funds held at depository institutions in non-interest bearing transaction accounts (generally demand deposit checking accounts) above the existing $250,000 deposit insurance limit. This coverage became effective on October 14, 2008 and will terminate on December 31, 2009. Depository institutions that elected to participate will be subject to an annualized assessment of 10 cents per $100 of deposits in such non-interest bearing transaction accounts (above the existing deposit insurance limit of $250,000) commencing on November 13, 2008. This assessment is in addition to the deposit insurance assessments described above under “FDIC insurance assessments.”

On August 27, 2009 the FDIC issued a final rule that provides for a temporary extension of the transaction account guarantee program until June 30, 2010 and a modified increased fee structure for banks that decide to continue to participate in such program during the six month extension period.

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Banks that are currently participating will have one-time, irrevocable opportunity to opt out of the extension of the program by submitting an e-mail notice to the FDIC. Banks that are currently participating and do not opt out will have to pay a fee during the six month extension period that will increase from 10 cents per $100 in deposits to either 15 cents, 20 cents or 25 cents per $100 in deposits depending on the bank’s risk category.

Community reinvestment
Under the Community Reinvestment Act (“CRA”), each insured depository institution has a continuing and affirmative obligation, consistent with the safe and sound operation of such institution, to help meet the credit needs of its entire community, including low-and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for such institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires each federal banking agency, in connection with its examination of an insured depository institution, to assess and assign one of four ratings to the institution’s record of meeting the credit needs of its community and to take such records into account in its evaluation of certain applications by the institution, including application for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities and savings and loan holding company acquisitions. The CRA also requires that all institutions make public disclosure of their CRA ratings. Doral Bank PR and Doral Bank NY received ratings of satisfactory as of the most recent CRA report of the FDIC and the OTS, respectively.

Safety and soundness standards
Section 39 of the FDIA requires each federal banking agency to prescribe for all insured depository institutions that it supervises safety and soundness standards relating to internal control, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits and such other operational and managerial standards as the federal banking agency deems appropriate. If an insured depository institution fails to meet any of the standards described above, it may be required to submit to the appropriate federal banking agency a plan specifying the steps that will be taken to cure the deficiency. If the depository institution fails to submit an acceptable plan or fails to implement the plan, the appropriate federal banking agency will require the depository institution to correct the deficiency and, until it is corrected, may impose other restrictions on the depository institution, including any of the restrictions applicable under the prompt corrective action provisions of the FDICIA.

Brokered deposits
FDIC regulations adopted under FDICIA govern the receipt of brokered deposits. Under these regulations, a bank cannot accept, roll over or renew brokered deposits (which term is defined also to include any deposit with an interest rate more than 75 basis points above certain prevailing rates specified by regulation) unless (i) it is well capitalized, or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that is adequately capitalized may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Doral Financial does not believe the brokered deposits regulation has had or will have a material effect on the funding or liquidity of its banking subsidiaries, which are currently well capitalized institutions.

As of June 30, 2009, Doral Financial’s banking subsidiaries had approximately $2.2 billion in brokered deposits obtained through broker-dealers.

Federal Home Loan Bank system
Doral Bank PR is a member of the Federal Home Loan Bank (“FHLB”) system. The FHLB system consists of twelve regional Federal Home Loan Banks governed and regulated by the Federal Housing

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Finance Agency. The Federal Home Loan Banks serve as reserve or credit facilities for member institutions within their assigned regions. They are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system, and they make loans (advances) to members in accordance with policies and procedures established by the FHLB system and the board of directors of each regional FHLB.

Doral Bank PR is a member of the FHLB of New York (“FHLB-NY”) and as such is required to acquire and hold shares of capital stock in the FHLB-NY for a certain amount, which is calculated in accordance with the requirements set forth in applicable laws and regulations. Doral Bank PR is in compliance with the stock ownership requirements of the FHLB-NY. All loans, advances and other extensions of credit made by the FHLB-NY to Doral Bank PR are secured by a portion of Doral Bank PR’s mortgage loan portfolio, certain other investments and the capital stock of the FHLB-NY held by Doral Bank PR.

Doral Bank NY is also a member of the FHLB-NY and is subject to similar requirements as those of Doral Bank PR described above.

Activity restrictions on state-chartered banks
Section 24 of the FDIA generally provides that state-chartered banks and their subsidiaries are limited in their investment and activities engaged in as principal to those permissible under state law and that are permissible to national banks and their subsidiaries, unless such investments and principal activities are specifically permitted by the FDIA or the FDIC determines that such activity or investment would pose no significant risk to the DIF and the banks are, and continue to be, in compliance with applicable capital standards.

USA Patriot Act of 2001
On October 26, 2001, the President of the United States signed into law comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001 (the “USA Patriot Act”). Title III of the USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States.

The U.S. Treasury Department (“Treasury”) has issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions, including Doral Financial’s banking subsidiaries. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure of a financial institution to comply with the USA Patriot Act’s requirements could have serious legal and reputational consequences for the institution. Doral Financial believes that the cost of complying with Title III of the USA Patriot Act is not likely to be material to Doral Financial. As noted above, Doral Bank PR was subject to a consent order with the FDIC relating to failure to comply with certain requirements of the Bank Secrecy Act. The order required Doral Bank PR, among other things, to engage an independent consultant to review account and transaction activity from April 1, 2006 through March 31, 2007 to determine compliance with suspicious activity reporting requirements (the “Look Back Review”). The FDIC terminated the consent order on September 15, 2008. Since the Look Back Review was still ongoing, Doral Bank PR and the FDIC agreed to a Memorandum of Understanding that covers the remaining portion of the Look Back Review. On June 30, 2009, Doral Bank PR received a notification letter from the FDIC terminating the Memorandum of Understanding since the Look Back Review had been completed. Please refer to “Legal matters—Banking Regulatory Matters” for additional information regarding the terminated consent order relating to compliance with various provisions of the Bank Secrecy Act.

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Puerto Rico regulation

General
As a commercial bank organized under the laws of the Commonwealth of Puerto Rico, Doral Bank PR is subject to supervision, examination and regulation by the Office of the Commissioner, pursuant to the Puerto Rico Banking Act of 1933, as amended (the “Banking Law”). Doral Bank PR is required to file reports with the Office of the Commissioner and the FDIC concerning its activities and financial condition, and it must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. The Office of the Commissioner and the FDIC conduct periodic examinations to assess Doral Bank PR’s compliance with various regulatory requirements. The regulatory authorities have extensive discretion in connection with the exercise of their supervisory and enforcement authorities, including the setting of policies with respect to the classification of assets and the establishment of adequate loan and lease loss reserves for regulatory purposes.

Doral Bank PR derives its lending, investment and other powers primarily from the applicable provisions of the Banking Law and the regulations adopted thereunder. The Banking Law also governs the responsibilities of directors and officers of Puerto Rico banks, and the corporate powers, lending, capital and investment requirements and other activities of Puerto Rico banks. The Office of the Commissioner has extensive rulemaking power and administrative discretion under the Banking Law, and generally examines Doral Bank PR on an annual basis.

Section 27 of the Banking Law requires that at least 10% of the yearly net income of Doral Bank PR be credited annually to a reserve fund until such fund equals 100% of total paid-in capital (preferred and common). As of December 31, 2008, Doral Bank PR’s reserve fund complied with the legal requirement.

Section 27 of the Banking Law also provides that when a bank suffers a loss, the loss must first be charged against retained earnings, and the balance, if any, must be charged against the reserve fund. If the balance of the reserve fund is not sufficient to cover the loss, the difference shall be charged against the capital account of the bank and no dividend may be declared until the capital has been restored to its original amount and the reserve fund to 20% of the original capital of the institution. This reserve fund is reflected in Doral Financial’s consolidated financial statements as “Legal Surplus.”

Section 16 of the Banking Law requires every bank to maintain a reserve requirement which shall not be less than 20% of its demand deposits, other than government deposits (federal, state and municipal) secured by actual collateral. The Office of the Commissioner can, by regulation, increase the reserve requirement to 30% of demand deposits.

Section 17 of the Banking Law generally permits Doral Bank PR to make loans on an unsecured basis to any one person, firm, partnership or corporation, up to an aggregate amount of 15% of the paid-in capital and reserve fund of the bank and of such other components as the Office of the Commissioner may permit from time to time. The Office of the Commissioner has permitted the inclusion of up to 50% of retained earnings. As of December 31, 2008, the legal lending limit for Doral Bank PR under this provision based solely on its paid-in capital and reserve fund was approximately $89.6 million. If such loans are secured by collateral worth at least 25% more than the amount of the loan, the aggregate maximum amount may reach one third of the paid-in capital of the bank, plus its reserve fund and such other components as the Office of Commissioner may permit from time to time. As of December 31, 2008, the lending limit for Doral Bank PR for loans secured by collateral worth at least 25% more than the amount of the loan was $149.3 million. There are no restrictions under Section 17 on the amount of loans that are wholly secured by bonds, securities and other evidences of indebtedness of the Government of the United States or the Commonwealth, or by current debt bonds, not in default, of municipalities or instrumentalities of the Commonwealth. There are also no restrictions under Section 17 on the amount of loans made by a Puerto Rico bank to the Government of the United States

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or the Commonwealth or to any municipality, instrumentality, authority or dependency of the United States or the Commonwealth.

Section 14 of the Banking Law authorizes Doral Bank PR to conduct certain financial and related activities directly or through subsidiaries, including finance leasing of personal property, making and servicing mortgage loans and operating a small-loan company. Doral Bank PR currently operates three subsidiaries, Doral Mortgage LLC, which engages in mortgage originations and related activities, Doral Money, Inc., which engages in the commercial and construction lending in the mainland United States, and CB, LLC, a Puerto Rico limited liability company organized in connection with the receipt, in lieu of foreclosure, of the real property securing an interim construction loan and the Company’s decision to continue the development of the residential housing project on a temporary basis. On July 1, 2008, Doral International, Inc., which was a subsidiary of Doral Bank PR licensed as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico, was merged with and into Doral Bank PR in a transaction structured as a tax free reorganization. On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico.

The Finance Board, which is a part of the Office of the Commissioner, but also includes as its members the Secretary of the Treasury, the Secretary of Economic Development and Commerce, the Secretary of Consumer Affairs, the President of the Planning Board, the President of the Government Development Bank for Puerto Rico, the President of the Economic Development Bank, the Commissioner of Insurance and the President of the Public Corporation for the Supervision and Insurance of Puerto Rico Cooperatives, has the authority to regulate the maximum interest rates and finance charges that may be charged on loans to individuals and unincorporated businesses in the Commonwealth. The current regulations of the Finance Board provide that the applicable interest rate on loans to individuals and unincorporated businesses is to be determined by free competition. The Finance Board also has the authority to regulate the maximum finance charges on retail installment sales contracts and credit cards. Currently, there is no maximum interest rate that may be charged on installment sales contracts or credit cards.

On March 16, 2006, Doral Financial and its principal Puerto Rico Banking subsidiary, Doral Bank PR, entered into consent orders with the Federal Reserve, the FDIC and the Office of the Commissioner. The mutually agreed upon orders require Doral Financial and Doral Bank PR to conduct reviews of their mortgage portfolios, and to submit plans regarding the maintenance of capital adequacy and liquidity. The consent orders also prohibit Doral Financial and any of its non-banking affiliates, directly or indirectly, from entering into, participating, or in any other manner engaging in any covered transactions with its subsidiary banks, Doral Bank PR and Doral Bank NY. The consent order from the Office of the Commissioner was lifted on January 14, 2008, in a joint action with the FDIC. The consent order with the Federal Reserve remains in effect.

Savings bank regulation

As a federal savings bank, Doral Bank NY’s investments, borrowings, lending, issuance of securities, establishment of branch offices and all other aspects of its operations are subject to the jurisdiction of the OTS.

Doral Bank NY’s payment of dividends is subject to the limitations of the capital distribution regulation promulgated by the OTS. The OTS’ regulation determines a savings bank’s ability to pay dividends, make stock repurchases, or make other types of capital distributions, according to the institution’s capital position. The rule establishes amounts of capital distributions that institutions can make after providing notice to the OTS, without constituting an unsafe or unsound practice. Institutions that do not meet their capital requirements can make distributions only with the prior approval of the OTS.

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Savings banks, such as Doral Bank NY, that meet all applicable capital requirements may make a distribution without notice or an application in an amount equal to the sum of (i) the current year’s net income, and (ii) the retained net income (net income less capital distributions) from the preceding two years; so long as the savings bank continues to satisfy applicable capital requirements after the distribution. If such a distribution would cause Doral Bank NY to fall below the well-capitalized requirement, a prior 30-day notice to the OTS would be required.

OTS regulations generally permit Doral Bank NY to make total loans and extensions of credit to one borrower up to 15% of its unimpaired capital and surplus. As of December 31, 2008, the legal lending limit for Doral Bank NY under this regulation was approximately $2.3 million. Doral Bank NY’s legal lending limit may be increased by an additional 10% of its unimpaired capital and surplus if such additional extension of credit is fully secured by readily marketable collateral having a market value as determined by reliable and continuously available price quotations. Doral Bank NY’s expanded aggregate legal lending limit under this provision was approximately $2.6 million as of December 31, 2008.

On February 9, 2006, the OTS notified Doral Bank NY that, until further notice, it could not pay any dividend to Doral Financial without the prior approval of the OTS. The OTS also directed Doral Bank NY not to make any extensions of credit to Doral Financial, purchases of assets or similar transactions, without the prior written consent of the OTS. In connection with the Recapitalization, Doral Bank NY received the approval of the OTS to make a capital distribution to Doral Financial in the amount of $50.0 million, of which $45.0 million was made on July 20, 2007. On March 6, 2008, the OTS lifted this notice.

IBC Act

On July 1, 2008, Doral International, Inc., an international banking entity (“IBE”), subject to supervision, examination and regulation by the Commissioner of Financial Institutions under the International Banking Center Regulatory Act (the “IBC Act”), was merged with and into Doral Bank PR, Doral International’s parent company, with Doral Bank PR being the surviving corporation, in a transaction structured as a tax free reorganization.

On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico.

Under the IBC Act, no sale, encumbrance, assignment, merger, exchange or transfer of shares, interest or participation in the capital of an IBE may be initiated without the prior approval of the Office of the Commissioner, if by such transaction a person would acquire, directly or indirectly, control of 10% or more of any class of stock, interest or participation in the capital of the IBE. The IBC Act and the regulations issued thereunder by the Office of the Commissioner limit the business activities that may be carried out in an IBE. Such activities are generally limited to persons and assets located outside of Puerto Rico. The IBC Act provides that every IBE must have not less than $300,000 in unencumbered assets or acceptable financial securities in Puerto Rico.

Certain regulatory restrictions on investments in common stock

Because of Doral Financial’s status as a bank holding company, owners of Doral Financial’s common stock are subject to certain restrictions and disclosure obligations under various federal laws, including the BHC Act. Regulations pursuant to the BHC Act generally require prior Federal Reserve approval for an acquisition of control of an insured institution (as defined) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or persons acting in concert) acquires more than 25% of any class of voting stock of an insured institution or holding company thereof. Control is presumed to exist subject to rebuttal, if a person (or persons

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acting in concert) acquires more than 10% of any class of voting stock and either (i) the company has registered securities under Section 12 of the Exchange Act, or (ii) no person will own, control or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction. The concept of acting in concert is very broad and also is subject to certain rebuttable presumptions, including among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses.

Section 12 of the Banking Law requires the prior approval of the Office of the Commissioner with respect to a transfer of voting stock of a bank that results in a change of control of the bank. Under Section 12, a change of control is presumed to occur if a person or group of persons acting in concert, directly or indirectly, acquires more than 5% of the outstanding voting capital stock of the bank. The Office of the Commissioner has interpreted the restrictions of Section 12 as applying to acquisitions of voting securities of entities controlling a bank, such as a bank holding company. Under the Banking Law, the determination of the Office of the Commissioner whether to approve a change of control filing is final and non-appealable.

The provisions of the Mortgage Banking Law also require regulatory approval for the acquisition of more than 10% of Doral Financial’s outstanding voting securities. Please refer to “—Regulation and Supervision—Mortgage Origination and Servicing” above.

The above regulatory restrictions relating to investment in Doral Financial may have the effect of discouraging takeover attempts against Doral Financial and may limit the ability of persons, other than Doral Financial directors duly authorized by Doral Financial’s board of directors, to solicit or exercise proxies, or otherwise exercise voting rights, in connection with matters submitted to a vote of Doral Financial’s stockholders.

Insurance operations

Doral Insurance Agency is registered as a corporate agent and general agency with the Office of the Commissioner of Insurance of Puerto Rico (the “Commissioner of Insurance”). Doral Insurance Agency is subject to regulation by the Commissioner of Insurance relating to, among other things, licensing of employees, sales practices, charging of commissions and obligations to customers. Doral Insurance Agency is subject to supervision and examination by the Commissioner of Insurance.

Changes to legislation or regulation

Changes to federal and local laws and regulations (including changes in interpretation and enforcement) can affect the operating environment of the Company and its subsidiaries in substantial and unpredictable ways. From time to time, various legislative and regulatory proposals are introduced. These proposals, if adopted, may change laws and regulations and the Company’s operating environment. If adopted, some of these laws and regulations could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings institutions, credit unions and other financial institutions. The Company cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon our financial condition or results of operations. It is likely, however, that the current high level of enforcement and compliance-related activities of federal and Puerto Rico authorities will continue and potentially increase.

New proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including aspects such as compensation, interest rates, financial product offerings and disclosures, and the impact of bankruptcy proceedings on consumer residential real estate mortgages,

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among others. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

For example, on June 17, 2009 the U.S. Treasury Department released a white paper entitled “Financial Regulatory Reform—A New Foundation: Rebuilding Financial Regulation and Supervision,” which outlined the Obama administration’s plan to make extensive and wide ranging reforms to the U.S. financial regulatory system. The plan contains proposals to, among other things, (i) create a new financial regulatory agency called the Consumer Financial Protection Agency, (ii) eliminate the federal thrift charter and create a new national bank supervisor, (iii) dispose of the interstate branching framework of the Riegle-Neal Act by giving national and state-chartered banks the unrestricted ability to branch across state lines, (iv) establish strengthened capital and prudential standards for banks and bank holding companies, (v) increase supervision and regulation of large financial firms, and (vi) create an Office of National Insurance within the U.S. Treasury Department.

We cannot predict the substance or impact of pending or future legislation, regulation or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business practices, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner.

Recent Puerto Rico legislation and regulatory developments

On August 9, 2008, the Governor of Puerto Rico signed into a law an amendment to the Puerto Rico Notarial Law pursuant to which the rules regarding the payment of the notarial tariff in public deeds (includes, among other things, deeds to purchase real estate and deeds to constitute mortgages over real estate) executed before a Notary Public in Puerto Rico were changed. Subject to certain limited exceptions, the amendment makes mandatory the charging of the notarial tariff and prohibits any agreement that provides that any portion of the notarial tariff may be reduced, waived or credited to other legal services provided. The required notarial tariff equals 1% of the amount involved in the transaction (up to a transaction amount of $500,000) and thereafter 1/2 of 1% of the amount involved in the transaction in excess of $500,000 (up to a transaction amount of $10.0 million). This amendment has led to an increase of the closing costs and fees payable by persons involved in real estate purchase and mortgage loan transactions in Puerto Rico, which in turn may lead to a reduction in the number of real estate purchase and mortgage loan transactions in Puerto Rico. In addition, this amendment may further make mortgage loan refinancings in Puerto Rico less sensitive to interest rate changes than mortgage loan refinancings in the United States.

On July 23, 2009, the Puerto Rico Governor signed into law an additional amendment to the Notarial Law reducing the amounts of the notarial tariffs that had been established in August 2008 in an attempt to reduce the closing costs and fees payable by persons involved in real estate purchase and mortgage loan transactions in Puerto Rico. The new minimum notarial tariff is 1/2 of 1% of the amount involved in the transaction (up to a transaction amount of $5,000,000). For transactions that involve an amount in excess of $5,000,000, the minimum notarial tariff is 1/2 of 1% of the transaction amount for the initial $5,000,000 (or a minimum notarial tariff of $25,000) plus an additional amount to be agreed upon by the notary public and the parties to the transaction.

Law Number 197 of December 14, 2007 (as later amended, “Law 197”) was enacted in Puerto Rico to provide tax incentives for certain housing unit purchases in order to stimulate the Puerto Rico construction industry and the Puerto Rico economy. Law 197 provided tax credits to financial institutions in connection with their financing of the following housing unit purchase transactions:

(i) in connection with the purchase from a developer by an individual of a housing unit of new construction, a tax credit equal to 10% of the sales price of the housing unit up to a maximum credit of $15,000;

Business

(ii) in connection with the purchase from a developer by an individual of a housing unit of new construction that will be his or her principal residence (must be owned and used as such for a period of at least 3 years), a tax credit equal to 20% of the sales price of the housing unit up to a maximum credit of $25,000; and

(iii) in connection with the purchase from an existing owner by an individual of an existing housing unit, a tax credit equal to 10% of the sales price of the housing unit up to a maximum credit of $10,000.

In order to qualify for the credit, a financial institution had to (i) reduce the amount of the credit to be received from the principal amount owed by the borrower under the mortgage loan provided in connection with the qualifying housing purchase, and (ii) submit a credit request form to the Puerto Rico Treasury Department together with certain additional documents and information. Law 197 provides that once the financial institution had filed all of the required information, the Puerto Rico Treasury Department Secretary had a period of 15 days to approve or deny the credit request, and that the credit would be approved if the Puerto Rico Treasury Department Secretary failed to act within the 15-day period.

The tax credits granted to financial institutions would be available for use to offset their income taxes in three installments: (i) the first installment being from January 1, 2008 to June 30, 2009; (ii) the second installment being from July 1, 2009 to December 31, 2010; and (iii) the third installment being from January 1, 2011 to June 30, 2012. The tax credits were freely transferable by the financial institutions, and the financial institutions could request a refund from the Puerto Rico Treasury Department if the tax credits could not be used or transferred within the time periods provided.

Law 197 established the following limitations in connection with the tax credit program:

(i) in the case of housing units of new construction, the developers had to comply with certain requirements relating to qualifying the housing units available for sale under the tax credit program with the Puerto Rico Department of Consumer Affairs;

(ii) in the case of the existing housing units, the owners interested in participating in the program had to qualify their units with the Puerto Rico Department of Consumer Affairs, and the total number of existing housing units that could be qualified was limited to 3,500;

(iii) the purchase transaction of the new or existing housing units had to be completed on or before December 31, 2008; and

(iv) the total amount of the tax credits available under Law 197 could not exceed $220.0 million.

On December 10, 2008, the Puerto Rico Treasury Department Secretary notified Puerto Rico financial institutions that the total amount of tax credits of $220.0 million available under Law 197 had been exhausted, and therefore no additional credits could be issued to financial institutions. Based on the fact that the Puerto Rico Treasury Department had not given sufficient advance notice of the fact that the amount of the tax credits was close to being exhausted, various Puerto Rico financial institutions, including Doral Financial, had closed mortgage loans in which the amount of the mortgage loan was reduced based on the expectation that the corresponding tax credit would be received once the required documentation was filed. In the case of Doral Financial, it had closed a total of 147 qualified mortgage loans that would have been eligible for additional tax credits in the amount of $3.4 million if the tax credits under Law 197 had not been exhausted.

Legal matters

Doral Financial and its subsidiaries are defendants in various lawsuits or arbitration proceedings arising in the ordinary course of business, including employment related matters. Management believes, based on the opinion of legal counsel, that the aggregated liabilities, if any, arising from such actions will not have a material adverse effect on the financial condition or results of operations of Doral Financial.

Since 2005, Doral Financial became a party to various legal proceedings, including regulatory and judicial investigations and civil litigation, arising as a result of the Company’s restatement.

LAWSUITS

On June 21, 2005, a lawsuit was filed against Doral Financial and certain of its former officers and directors in the U.S. District Court for the District of Puerto Rico. Between June 29, 2005 and August 20, 2005, plaintiff filed three amended complaints. The suit, as amended, concerns a divorce settlement entered by a the former chairman and chief executive officer of Doral Financial and also alleges, among other things, violations of federal securities laws, Racketeer Influenced and Corrupt Organizations (“RICO”) Act violations, as well as fraud and breach of contract under Puerto Rico law, some of which are stated in the alternative as derivative claims on behalf of Doral Financial. Plaintiff seeks an award of damages, costs and expenses. All defendants have moved to dismiss the complaint as amended, and such motions have not been decided. On March 6, 2008, the plaintiff and the defendants entered into a settlement agreement to dismiss the case in exchange for the defendants agreeing not to seek attorneys’ fees and costs from the plaintiff. The case was dismissed with prejudice on March 14, 2008.

In addition, on October 14, 2005, the Company and certain former officers and directors of the Company were named as defendants in an action brought by an individual plaintiff filed in the U.S. District Court for the Southern District of New York, alleging violations of federal securities laws and various Kentucky state laws based on making allegedly materially false and misleading statements concerning Doral’s financial results, allegedly failing to disclose material information concerning the valuation of the company’s IOs, and allegedly misleading the plaintiff as to the Company’s vulnerability to interest rate increases. Plaintiff sought compensatory damages in the amount of $292,000 for losses the plaintiff allegedly incurred in connection with Doral Financial securities purchased between January 19, 2005 and March 18, 2005, as well as unspecified punitive damages, interest, costs and other expenses. On March 11, 2008, Doral and the plaintiff entered into an agreement to settle all claims in the case, and on March 13, 2008, the plaintiff filed with the court a notice of voluntary dismissal with prejudice of all claims against all defendants.

On September 14, 2007, a service provider filed a Demand for Arbitration before the American Arbitration Association alleging that Doral Financial failed to pay for services and comply with the terms of a written agreement. This service provider was requesting payment of its monthly service charges and its investment in equipment and software to perform the Data Processing Service Agreement it entered into with the Company which totaled approximately $4.7 million. This action was settled during the third quarter of 2008. Management had previously reserved for this action, therefore there was no adverse effect on the Company’s financial statements as a result of the settlement for the year ended December 31, 2008.

On August 13, 2009, Mario S. Levis, former Treasurer of Doral, filed an action against the Company in the Supreme Court of the State of New York. The complaint alleges that the Company breached a contract with the plaintiff and the Company’s by-laws by failing to advance payment of certain legal fees and expenses that Mr. Levis has incurred in connection with a criminal indictment filed against him in the U.S. District Court for the Southern District of New York. Further, the complaint claims that Doral fraudulently induced the plaintiff to enter into agreements concerning the settlement of a civil

Legal matters

litigation arising from the restatement of the Company’s financial statements for fiscal years 2000 through 2004. The complaint seeks declaratory relief, damages, costs and expenses. The Company intends to vigorously defend this action.

OTHER LEGAL MATTERS

On August 24, 2005, the U.S. Attorney’s Office for the Southern District of New York served Doral Financial with a grand jury subpoena seeking the production of certain documents relating to issues arising from the restatement, including financial statements and corporate, auditing and accounting records prepared during the period from January 1, 2000 to the date of the subpoena. Doral Financial is cooperating with the U.S. Attorney’s Office in this matter, including by producing documents and other information in response to the subpoena. Doral Financial cannot predict the outcome of this matter and is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact to Doral Financial of this matter.

LEHMAN BROTHERS TRANSACTIONS

Doral Financial Corporation and Doral Bank PR (combined “Doral”), had counterparty exposure to Lehman Brothers Inc. (“LBI”) in connection with repurchase financing agreements and forward TBA (“To-Be Announced”) agreements. LBI was placed in a Securities Investor Protection Corporation (“SIPC”) liquidation proceeding after the filing for bankruptcy of its parent Lehman Brothers Holdings Inc. The filing of the SIPC liquidation proceeding was an event of default under the repurchase agreements and the forward agreements resulting in their termination as of September 19, 2008.

The termination of the agreements led to a reduction in the Company’s total assets and total liabilities of approximately $509.8 million. The termination of the agreements caused Doral to recognize a previously unrealized loss on the value of the securities subject to the agreements, resulting in a $4.2 million charge during the third quarter of 2008. Doral filed a claim with the SIPC trustee for LBI that it is owed approximately $43.3 million, representing the excess of the value of the securities held by LBI above the amounts owed by Doral under the agreements, plus ancillary expenses and damages. Doral has fully reserved ancillary expenses and interest. In December 2008, the SIPC trustee announced that final submission of claims for customers was January 2009 and set a deadline of June 2009 for other creditor claims. They also announced that they expect to have enough assets to cover customer claims but stated that they could not determine at this point what would be available to pay general creditors. Based on this information, Doral determined that the process will likely take more than a year and that mounting legal and operating costs would likely impair the ability of LBI to pay 100% of the claims, especially for general creditors. The fourth quarter also saw the continued decline in asset values and management concluded that it was likely that LBI assets would also decline in value. Management evaluated this receivable in accordance with the guidance provided by SFAS 5, and related pronouncements. As a result, Doral accrued a loss of $21.6 million against the $43.3 million owed by LBI as of December 31, 2008. The net receivable of $21.7 million is recorded in “Accounts receivable” on the Consolidated statements of financial condition. Determining the reserve amount requires management to use considerable judgment and is based on the facts currently available.

On August 19, 2009 the SIPC trustee issued notices of determination to Doral (i) denying Doral’s claims for treatment as a customer with respect to the cash and/or securities held by LBI under the repurchase financing agreements and forward TBA agreements between Doral and LBI, and (ii) converting Doral’s claim to a general creditor claim. On September 18, 2009, Doral filed its objection to this determination by the SIPC trustee.

Once a final determination regarding Doral’s objection is issued and once additional information on the SIPC proceeding is obtained (such as, for example, the amount of general creditor claims and the amount of funds that may be available to cover such general creditor claims), Doral may need to accrue

Legal matters

an additional loss with respect to the net LBI receivable of $21.7 million. Such accrual of an additional loss may have a material adverse effect on the Company’s results of operations for the period in which such additional loss is accrued.

BANKING REGULATORY MATTERS

On March 16, 2006, Doral Financial entered into a consent cease and desist order with the Federal Reserve. The mutually agreed upon order required Doral Financial to conduct reviews of its mortgage portfolio, and to submit plans regarding the maintenance of capital adequacy and liquidity. The consent order contains restrictions on Doral Financial from obtaining extensions of credit from, or entering into certain asset purchase and sale transactions with its banking subsidiaries, without the prior approval of the Federal Reserve. The consent order restricts Doral Financial from receiving dividends from the banking subsidiaries without the approval of the respective primary banking regulatory agency. Doral Financial is also required to request permission from the Federal Reserve for the payment of dividends on its common stock and preferred stock not less than 30 days prior to a proposed dividend declaration date and requires Doral Financial and Doral Bank PR to submit plans regarding the maintenance of minimum levels of capital and liquidity. Doral Financial has complied with these requirements and no fines or civil money penalties were assessed against the Company under the order.

Effective January 14, 2008 and in recognition of the corrective actions taken, the FDIC and the Office of the Commissioner terminated a cease and desist order that had been entered by these regulatory agencies with Doral Bank PR on March 16, 2006 (the “Former Order”). The Former Order was similar to the consent order of Doral Financial with the Federal Reserve described above, and related to safety and soundness issues in connection with the announcement by Doral Financial in April 2005 of the need to restate its financial statements for the period from January 1, 2000 to December 31, 2004. Under the terms of the Former Order, Doral Bank PR could not pay a dividend or extend credit to, or enter into certain asset purchase and sale transactions with, Doral Financial or its subsidiaries, without the prior approval of the FDIC and the Office of the Commissioner.

On October 23, 2006, Doral Bank PR entered into a Memorandum of Understanding (“MOU”) with the FDIC regarding certain deficiencies in Doral Bank PR’s compliance with the data reporting requirements of the Home Mortgage Disclosure Act, and weaknesses in its policies and procedures regarding compliance with the National Flood Insurance Act (as amended). Additionally, in connection with the deficiencies related to the data reporting requirements of the Home Mortgage Disclosure Act, Doral Bank PR paid $12,000 of civil monetary penalties. Doral Bank PR also was required to pay civil monetary penalties of $125,000 to the FDIC related to the deficiencies in compliance with the National Flood Insurance Act as a result of deficiencies in flood insurance coverage, failure to maintain continuous flood insurance protection and failure to ensure that borrowers obtained flood insurance. On November 24, 2008, the FDIC terminated this MOU.

As a result of an examination conducted during the third quarter of 2008, on July 8, 2009, Doral Bank PR consented to a fine imposed by the FDIC and paid civil monetary penalties of $38,030 related to deficiencies in compliance with the National Flood Insurance Act as a result of flood insurance coverage, failure to maintain continuous flood insurance protection and failure to insure that borrowers obtain flood insurance in a timely manner.

On February 19, 2008, Doral Bank PR entered into a consent order with the FDIC relating to failure to comply with certain requirements of the BSA. The regulatory findings that resulted in the order were based on an examination conducted for the period ended December 31, 2006, and were related to findings that had initially occurred in 2005 prior to the Company’s change in management and the Recapitalization. The order replaced the MOU with the FDIC and the Office of the Commissioner dated August 23, 2006. Doral Bank PR was not required to pay any civil monetary penalties in connection with this order. The order required Doral Bank PR to correct certain violations of law,

Legal matters

within the timeframes set forth in the order (generally 120 days) including certain violations regarding the BSA, failure to maintain an adequate BSA/Anti-Money Laundering Compliance Program (a “BSA/AML Compliance Program”) and failure to operate with an effective compliance program to ensure compliance with the regulations promulgated by the United States Department of Treasury’s Office of Foreign Asset Control (“OFAC”). The order further required Doral Bank PR to, among other things, amend its policies, procedures and processes and training programs to ensure full compliance with the BSA and OFAC; conduct an expanded BSA/AML risk assessment of its operations, enhance its due diligence and account monitoring procedures, review its BSA/AML staffing and resource needs, amend its policies and procedures for internal and external audits to include periodic reviews for BSA/AML compliance, OFAC compliance and perform annual independent testing programs for BSA/AML and OFAC requirements. The order also required Doral Bank PR to engage an independent consultant to review account and transaction activity from April 1, 2006 through March 31, 2007 to determine compliance with suspicious activity reporting requirements (the “Look Back Review”). On September 15, 2008, the FDIC terminated this consent order. Since the Look Back Review was still ongoing, Doral Bank PR and the FDIC agreed to a Memorandum of Understanding that covers the remaining portion of the Look Back Review. On June 30, 2009, Doral Bank PR received a notification letter from the FDIC terminating the Memorandum of Understanding since the Look Back Review had been completed.

Doral Financial and Doral Bank PR have undertaken specific corrective actions to comply with the requirements of the consent orders and the MOUs, but cannot give assurances that such actions are sufficient to prevent further enforcement actions by the banking regulatory agencies. Doral Financial expects that the implementation of these corrective actions will result in additional compliance-related expenses. However, these expenses are not anticipated to have a material financial impact on the Company or Doral Bank PR.

Properties

Doral Financial maintains its principal administrative and executive offices in an office building known as the Doral Financial Plaza, located at 1451 Franklin D. Roosevelt Avenue in San Juan, Puerto Rico. The Doral Financial Plaza is owned in fee simple by Doral Properties, Inc., a wholly-owned subsidiary of Doral Financial, and has approximately 200,000 square feet of office and administrative space. The cost of the building, related improvements and land was approximately $48.4 million. The building is subject to a mortgage in the amount of $40.3 million.

During 2007, Doral Financial consolidated its operations, including the administrative offices of Doral Bank PR, in the Doral Financial Plaza. Prior to the consolidation of operations in the Doral Financial Plaza, Doral Bank PR maintained its administrative offices on three floors owned by Doral Bank PR in a commercial office condominium known as the Doral Bank Plaza, located at 33 Resolution Street in San Juan, Puerto Rico adjacent to the Doral Financial Plaza. The three floors consist of approximately 18,000 square feet per floor at an aggregate total cost of approximately $13.0 million. During 2008, Doral Bank PR sold approximately 23% of the three floors total area at an aggregate cost of $2.8 million for the price of $3.4 million. Approximately 8,318 square feet are leased to tenants unrelated to Doral Bank PR.

In addition, Doral Financial maintains 39 retail banking branches in Puerto Rico at which mortgage origination offices are co-located, except for an additional single mortgage origination office leased by Doral Financial from third parties. Of the properties on which the 39 branch locations are located, 10 properties are owned by Doral Financial and 29 properties are leased by Doral Financial from third parties.

On July 27, 2007, Doral Financial completed the sale of Doral Bank NY’s eleven branches in the New York City Metropolitan Area to the commercial bank subsidiary of New York Community Bancorp. Doral Bank NY relocated its administrative and executive office to an office building located at 623 Fifth Avenue in New York, New York, where it leases approximately 13,200 square feet.

Doral Financial considers that its properties are generally in good condition, are well maintained and are generally suitable and adequate to carry on Doral Financial’s business.

The Company acquires real estate through foreclosure proceedings. Legal fees and other direct costs incurred in a foreclosure are expensed as incurred. These properties are held for sale and are stated at the lower of cost or fair value (after deduction of estimated disposition costs). A loss is recognized for any initial write down to fair value less costs to sell. Any losses in the carrying value arising from periodic appraisals of the properties are charged to expense in the period incurred. Gains and losses not previously recognized that result from disposition of real estate held for sale are recorded in non- interest expense within the other expenses caption in the accompanying Consolidated Statements of (Loss) Income. Real estate held for sale totaled to $84.0 million and $61.3 million as of June 30, 2009 and December 31, 2008, respectively.

Management

DIRECTORS

The following table sets forth as of June 30, 2009, certain information with respect to each director.

Name	Principal occupation and other information	Director since

Dennis G. Buchert	President of Whitehall Associates since 2005. Chairman of the Board of Directors of Doral Financial from January 2007 to July 2007. Chief Executive Officer of Crédit Agricole Indosuez (US) from 2003 to 2004; President and Chief Executive Officer of IBJ Whitehall Bank & Trust Company, N.Y. from 1997 to 2002; Executive Vice President of IBJ Whitehall Bank & Trust Company, N.Y. from 1994 to 1997. Age 62.	October 2006

James E. Gilleran	Management Consultant since May 2007. President and Chief Executive Officer of the Federal Home Loan Bank of Seattle from May 2005 to April 2007. Director of the Office of Thrift Supervision from December 2001 to April 2005. Chairman and CEO of the Bank of San Francisco from October 1994 until December 2000. Superintendent of Banks for the State of California from 1989 to 1994. Member of the Bar in California and Washington, DC. Certified Public Accountant in California and North Carolina. Age 75.	December 2007

Douglas L. Jacobs	Self-employed investor since 2003. Executive Vice President and Treasurer for FleetBoston Financial Group from 1995 to 2003. His career began at Citibank in 1972, where he ultimately assumed the position of Division Executive for the Investment Banking Group’s MBS Group. Mr. Jacobs’ other directorships include Fortress Investment Group LLC (a publicly traded company) from 2007 to the present. Previous directorships include ACA Capital Holdings, Inc. (formerly a publicly traded company) from 2004 to 2008 and Global Signal, Inc (formerly a publicly traded company) from 2004 to 2007. Age 61.	February 2009

David E. King	Senior Managing Director of Irving Place Capital. Prior to his current position, Mr. King served as Senior Managing Director of Bear Stearns Merchant Banking from 2001 to 2008. Age 50.	July 2007

Management

Name	Principal occupation and other information	Director since

Mark Kleinman	Senior Managing Director at Marathon Asset Management since June 2008. Treasurer for J.P. Morgan Chase from August 2004 to June 2, 2008. Managing Director and Treasurer of the Global Corporate and Investment Bank at Citigroup from February 1997 to August 2004. Prior to Citigroup, he was formerly with Goldman Sachs & Co. for 16 years. Age 55.	February 2009

Howard M. Levkowitz	Managing Partner and Co-founder of Tennenbaum Capital Partners, LLC, whose predecessor he joined in 1997. Prior to co-founding Tennenbaum Capital Partners, LLC, he was an attorney specializing in real estate and insolvencies at Dewey Ballantine. Age 41.	July 2007

Raymond J. Quinlan	Private Consultant since 2007. A member of the Silverfern Advisory Board. Former Chairman & CEO, Retail Distribution America, for Citigroup, Inc. from 2005 to 2007; Managing Director of M&A Execution for Citigroup Inc. from 2002 to 2005; and CEO, International Cards Division for Citigroup, Inc. from 2000 to 2002. Age 57.	May 2008

Gerard L. Smith	Private Consultant since 2006. Mr. Smith served as Managing Director in charge of Bank Mergers and Acquisitions at Credit Suisse (1998—2006). Mr. Smith was one of the three founding members of the Financial Institutions Group at Salomon Brothers (1976—1985). He also served as head of the UBS Bank Group (1995—1998). Age 62.	June 2008

Frank W. Baier	Chief Financial Officer of Capital Access Network, Inc. since February 1, 2008. From September 2008 to October 2008 he was Special Advisor to the President of Washington Mutual Inc. From June 2008 to September 2008 he was Chief Financial Officer of the Securities Industry and Financial Markets Association (“SIMFA”). He was Chief Financial Officer of Independence Community Bank from 2001 to 2006. Mr. Baier previously served as Director of Doral Financial from July 2007 to September 2008. Age 43.	May 2009

Glen R. Wakeman	President, Chief Executive Officer and member of the Board of Directors of Doral Financial since August 15, 2006; President of Doral Bank since October 2008; President and Chief Operating Officer of Doral Financial from May 2006 to August 2006; Chief Executive Officer of General Electric Consumer Finance Latin America (1999—2006). Age 49.	August 2006

Messrs. Gilleran, Quinlan and Wakeman also currently serve on the Board of Directors of Doral Bank PR. Mr. Buchert serves as the Chairman of the Board of Directors of Doral Bank FSB.

Management

EXECUTIVE OFFICERS

The following table sets forth the name, age and principal position of each of our current executive officers. There are no arrangements or understandings with us pursuant to which any of these executive officers was selected as an officer, except for their respective employment agreements. None of the executive officers shown below is related to any other director or executive officer of Doral Financial by blood, marriage or adoption.

Name	Age	Position

Glen R. Wakeman	49	President, Chief Executive Officer and Director of Doral Financial Corporation and Doral Bank
Lesbia Blanco	62	Executive Vice President and Chief Talent & Administration Officer
Robert E. Wahlman	53	Executive Vice President and Chief Financial and Investment Officer, Director of Doral Bank
Paul Makowski	57	Executive Vice President and Chief Risk Officer, Director of Doral Bank
Enrique R. Ubarri	37	Executive Vice President and General Counsel, Director of Doral Bank
Christopher Poulton	37	Executive Vice President and Chief Business Development Officer
Luis Alejandro-Narvaez	47	Senior Vice President, Chief Internal Auditor
Laura Vázquez	50	Senior Vice President, Controller and Principal Accounting Officer

Certain information is set forth below with respect to each executive officer, except for Glen R. Wakeman, whose business experience is detailed under “Management—Directors”.

Lesbia Blanco was named Executive Vice President—Chief Talent & Administration Officer on August 14, 2006. Previously she served as Human Resources Director—Worldwide Operations of Ethicon, Johnson & Johnson (2001—2006) and Human Resources Director for the Americas of The Coca-Cola Company (1999—2001).

Robert E. Wahlman was appointed Executive Vice President and Chief Financial and Investment Officer in March 2009. Previously he served from June 2007 to February 2009 as U.S. Bank Group, Chief Financial Officer of Merrill Lynch & Co. Mr. Wahlman also served as Merrill Lynch Bank USA Chief Financial Officer from June 2005 to June 2007 and prior to that appointment, he served as Merrill Lynch Bank and Trust Chief Financial Officer from June 2003 to June 2005. From January 2001 to June 2003, Mr. Wahlman worked as U.S. Bank Group Controller for Merrill Lynch and Co. Before Merrill Lynch & Co., Mr. Wahlman was with CIGNA Corporation as Controller and Chief Accounting Officer of Cigna’s four life insurance subsidiaries from September 1998 to January 2001.

Paul Makowski was appointed Executive Vice President and Chief Risk Officer on June 25, 2007. Prior to joining Doral Financial he served as Consumer Real Estate Risk Executive of Bank of America from April 2004 to December 2006, and as Chief Retail Credit Officer, HSBC, North America, from 1999 to 2004.

Enrique R. Ubarri, Esq. was appointed Executive Vice President and General Counsel in October 2006. Previously he was employed as Vice President and General Counsel of Triple-S Management Corporation (September 2005—September 2006); and Senior Vice President, General Counsel and Director of Compliance of Santander BanCorp (October 2000—September 2005).

Management

Christopher C. Poulton was appointed Executive Vice President and Chief Business Development Officer on June 1, 2007. Previously he was employed in various positions at GE Money (formerly known as GE Consumer Finance) from 1993 to May 2007 including Vice President—Business Development.

Luis Alejandro-Narvaez, CPA, CISA, was appointed as Senior Vice President and Chief Internal Auditor in February 2007. Prior to his employment with Doral Financial, he was employed with Oriental Financial Group for 17 years and his last position was Senior Vice President and General Auditor from 2004 to 2007.

Laura Vázquez, CPA was appointed as Controller and Principal Accounting Officer in August 2007. Previously she was employed as Controller of Santander BanCorp from 1989 to 2007.

BOARD OF DIRECTORS AND COMMITTEE MEMBERSHIP

We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the New York Stock Exchange, as Doral Holdings Delaware, LLC (“Doral Holdings”) beneficially owns, as of June 30, 2009, approximately 83.8% of the outstanding shares of our common stock. Accordingly, we are not required under the NYSE rules to have a majority of independent directors, a nominating/corporate governance committee or a compensation committee (each of which, under the NYSE’s rules, would otherwise be required to be comprised entirely of independent directors).

Pursuant to a stockholders agreement, Doral Holdings has the right to designate all nominees for election as directors so long as it beneficially owns a majority of our common stock. In addition, five of the limited partnerships (the “Designating Members”) that invested in the managing partner of Doral Holdings have the ability to exercise Doral Holdings’ right to designate all the nominees for election as directors of Doral Financial. In addition, pursuant to an agreement among the members of Doral Holdings, each of the Designating Members has the right to designate one director for nomination. Currently, the five Designating Members are limited partnerships affiliated with Irving Place Capital, Perry Capital LLC, Marathon Asset Management LLC, Tennenbaum Capital Partners LLC and DE Shaw & Co. LP.

Our affairs are managed by, or are under the direction of, our Board of Directors pursuant to the General Corporations Law of the Commonwealth of Puerto Rico and our bylaws. The Board of Directors has established four committees consisting of an audit committee, a corporate governance and nominating committee, a compensation committee and a risk policy committee. Members of our Board of Directors are kept informed of our business through discussions with the Chief Executive Officer, the Chief Financial Officer, our internal auditor and with other key members of management, by reviewing materials provided to them and by participating in meetings of our Board of Directors and its committees.

Our Board of Directors is currently composed of ten directors. During 2008, the Board of Directors met six times. Each director attended at least 75 percent of the number of all meetings of the Board of Directors and all Committees on which such person served during 2008. While we have not adopted a formal policy regarding attendance at shareholder meetings, all board members are encouraged to attend the annual meeting of shareholders. All members of the Board of Directors attended our annual meeting of shareholders held on May 7, 2008. Messrs. Douglas C. Jacobs, Mark Kleinman, Raymond Quinlan and Gerard L. Smith were not members of the Board of Directors at the time of our 2008 annual meeting of shareholders.

The non-management members of our Board of Directors hold regularly scheduled executive sessions without management present. The non-management directors have appointed James Gilleran to serve as the lead independent director, who presides over these executive sessions. It is anticipated that other

Management

non-management members will serve as lead independent director from time to time as determined by the Board of Directors.

AUDIT COMMITTEE

Under the terms of its charter, the audit committee represents and assists our board with the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, the performance of our internal audit function, and the preparation of an audit committee report as required by the SEC to be included in our annual Proxy Statement. The audit committee meets at least four times each year, including periodic meetings held separately with management, the internal auditor, and the independent registered public accounting firm. During 2008, the committee met thirteen times. At June 30, 2009, the audit committee was comprised of Raymond Quinlan (chairperson), Dennis Buchert, Mark Kleinman, James Gilleran, Gerard Smith, Frank Baier and Douglas Jacobs.

The Board of Directors has determined that Raymond Quinlan, chairperson of the audit committee, is an “audit committee financial expert” for purposes of the SEC’s rules adopted pursuant to the Sarbanes-Oxley Act of 2002. For a brief listing of the relevant experience of the members of the Audit Committee, please see “Management—Directors” above.

The Board of Directors has determined that Raymond Quinlan, Dennis Buchert, Mark Kleinman, James Gilleran, Gerard Smith, Frank Baier and Douglas Jacobs are independent members of the board of directors and the audit committee in accordance with the independence requirements of the New York Stock Exchange and Exchange Act Rule 10-A-3.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Under the terms of its charter, the corporate governance and nominating committee is responsible for assisting the Board of Directors in its oversight of board composition, corporate governance policies and practices, and related matters. During 2008, the corporate governance and nominating committee held two meetings. At June 30, 2009, the corporate governance and nominating committee was comprised of Howard Levkowitz (chairperson), Mark Kleinman and Dennis Buchert.

The corporate governance and nominating committee periodically reviews the appropriate size of the Board of Directors, whether any vacancies are expected due to retirement or otherwise, and the need for particular expertise on the Board of Directors. In evaluating and determining whether to recommend a candidate to the Board of Directors, the committee has not adopted any specific minimum requirements for nominees. Instead, it reviews the appropriate skills and characteristics required of board members in the context of the background of existing members and in light of the perceived needs for the future development of our business, including issues of diversity and experience in different substantive areas, such as retail operations, marketing, technology, distribution, real estate and finance. Candidates may come to the attention of the committee from a variety of sources, including current board members, stockholders, management, and search firms. The committee has sole authority to retain and terminate any search firm used to identify candidates for the Board of Directors, including the sole authority to approve such firm’s fees and other retention terms. The committee shall also have the authority to retain other professional advisors, when necessary, if appropriate. All candidates are reviewed in the same manner regardless of the source of the recommendation.

COMPENSATION COMMITTEE

Under the terms of its charter, the compensation committee is directly responsible for assisting the board of directors in its oversight of compensation for our senior management and compensation for the Board of Directors. The committee has the authority to retain and terminate any executive compensation consultants engaged to provide advice to the committee related to its responsibilities to

Management

determine CEO and senior executive compensation, including the sole authority to approve such consultant’s fees and other retention terms. The committee also has the authority to retain other professional advisors, when necessary or appropriate. During 2008, the compensation committee held one meeting. As of June 30, 2009, the compensation committee was comprised of David King (chairperson), Ray Quinlan, and Mark Kleinman.

THE RISK POLICY COMMITTEE

Under the terms of its charter, the risk policy committee is directly responsible for assisting the Board of Directors in fulfilling its responsibilities to oversee the Company’s policies to manage interest rate risk, market risk and credit risk as well as to oversee hedging and derivatives activities. During 2008, the risk policy committee met five times. At June 30, 2009, the risk policy committee was comprised of Douglas Jacobs (chairperson), David King, Howard Levkowitz, James Gilleran, Frank Baier, Raymond Quinlan and Gerard Smith.

Executive compensation

DIRECTOR COMPENSATION POLICY AND OBJECTIVES

Our compensation policy is to attract and retain highly qualified members of the Board of Directors with the managing skills required to run a publicly listed company and provide them adequate compensation for the achievement of performance that enhances the value of the Company. Remuneration of the members of the Board is aimed at balancing short-term operational performances with the long-term objective of creating sustainable value and growth.

The Board of Directors agreed to the following compensation structure for independent directors (other than those specifically selected by a Designating Member).

		One time option grant	Annual grant of
Annual retainer	Attendance fees	upon joining board	restricted stock

$50,000(1)	$3,500 per Board or Committee meeting attended, up to $25,000 per year(2)	20,000 shares	2,000 shares

(1)	Chairman of the Board and Audit Committee and Lead Independent Director are entitled to an additional $25,000 annual stipend.

(2)	Committee fees are payable for Committee meetings held on the same day Board of Directors’ meeting held.

Directors designated by any of the Designating Members or their respective affiliates, other than Gerard Smith and Frank Baier, do not receive director fees. In lieu of any director fees that would otherwise be payable to such directors, we have agreed to pay the Designating Member an annual fee of $125,000. In the case of Gerard Smith, we have agreed to pay directly to Mr. Smith an annual stipend of $125,000, which was the annual fee for Perry Partners International, Inc., as the Designating Member of Mr. Smith to the Board. In the case of Frank Baier, we have agreed to pay directly to Mr. Baier an annual stipend of $100,000, and $25,000 to D.E. Shaw, as the Designating Member which designated Mr. Baier to the Board of Directors.

The following table summarizes the principal components of 2008 compensation for the Company’s Board of Directors, including current directors and former directors who served during 2008. The compensation set forth below fully reflects compensation for services performed as a member of the Company’s Board of Directors. In connection with their appointment as directors, each of Messrs. Buchert, Jacobs, Gilleran, Quinlan and Twomey (former director) received a one time grant of stock options to purchase 20,000 shares of common stock vesting ratably over five years at a purchase price equal to the fair market value of the common stock on the date of grant as well as an annual grant of 2,000 shares of restricted stock, to vest one year from the date of grant. The amounts shown in the following table under the columns “Restricted stock awards” and “Options awards” reflect the expense recognized by the Company for accounting purposes as determined under FAS 123R during 2008 with respect to the restricted stock and stock option awards to the four directors. Assumptions made by the Company in valuing these restricted stock and option awards are disclosed in Note 34 to the Company’s consolidated financial statements for the year ended December 31, 2008 included in this prospectus.

Executive compensation

Director compensation

					Change in
					pension
					value and
	Fees			Non-equity	nonqualified
	earned	Restricted		incentive	deferred
	or paid	stock	Options	plan	compensation	All other
Name	in cash	awards	awards	compensation	earnings	compensation	Total

	($)	($)	($)	($)	($)	($)	($)

Dennis G. Buchert(1)	113,333	$12,330	$10,585	—	—	—	$136,248
James E. Gilleran(1)	142,000	12,330	10,585	—	—	—	164,915
Douglas L. Jacobs	—	—	—	—	—	—	—
David E. King(2)	—	—	—	—	—	—	—
Mark Kleinman	—	—	—	—	—	—	—
Howard M. Levkowitz(2)	—	—	—	—	—	—	—
Raymond J. Quinlan(1)	55,000	12,330	10,585	—	—	—	77,915
Gerard Smith(3)	125,000	—	—	—	—	—	125,000
Frank Baier(3)(4)	100,000	—	—	—	—	—	100,000
Former Directors:
Ramesh Shah(5)	92,000	—	—	—	—	—	92,000
Michael O’Hanlon(6)	—	—	—	—	—	—	—
Ori Uziel(2)(7)	—	—	—	—	—	—	—
Kevin M. Twomey(1)(8)	138,500	12,330	10,585	—	—	—	161,415

(1)	Includes fees paid for each of the directors’ participation in the boards of directors of subsidiaries of Doral Financial, specifically, Doral Bank- Puerto Rico for Mr. Twomey, Mr. Gilleran and Mr. Quinlan and Doral Bank, FSB for Mr. Buchert.

(2)	Affiliated with a Designating Member.

(3)	Independent director recommended by a Designating Member.

(4)	Mr. Baier ceased to be a director effective September 12, 2008, but was again appointed as a director on May 13, 2009.

(5)	The Former Director ceased to be a director effective February 17, 2009.

(6)	The Former Director ceased to be a director effective February 17, 2009.

(7)	The Former Director ceased to be a director effective April 4, 2008.

(8)	The Former Director ceased to be a director effective on May 12, 2009.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members or our Compensation Committee is or was during 2008 an executive officer of Doral Financial. Since January 1, 2008, none of the executive officers of Doral Financial has served as a director, executive officer or compensation committee member of another entity which had an executive officer who served as a compensation committee member or director of Doral Financial.

EXECUTIVE COMPENSATION

Compensation discussion and analysis

Compensation philosophy and objectives
On July 19, 2007, Doral Holdings Delaware, LLC, a newly formed entity in which Irving Capital Partners (previously Bear Stearns Merchant Banking) and other investors, including funds managed by Marathon Asset Management, Perry Capital, the D.E. Shaw Group and Tennenbaum Capital Partners invested, purchased 90% of our then outstanding common stock. This transaction is sometimes referred to by us as the “recapitalization”.

Executive compensation

Following the recapitalization, our policy has been to honor the existing employment agreements with the chief executive officer and other named executive officers, all of which had been approved by our Compensation Committee prior to the recapitalization. Following the recapitalization, we have also reviewed and revised our compensation program with the goal of better aligning executive compensation with our business objectives and financial performance. Specifically, the philosophy behind our compensation program is to:

➢	Support an environment that rewards performance with respect to our goals, as set forth in our business plan;

➢	Integrate incentive compensation program with our short and long-term strategic plans;

➢	Attract and retain key executives critical to our long-term success; and

➢	Align the interests of executives with the long-term interests of stockholders through equity based awards that can result in ownership of stock.

ESTABLISHING COMPENSATION

Our Board of Directors has delegated authority to its Compensation Committee with respect to the Company’s overall compensation policy, including authority to establish the annual salary and incentive compensation targets, including cash bonuses and share-based awards, for the President and Chief Executive Officer and Chief Financial Officer, approval of the compensation structure for our other named executive officers, and review of the Chief Executive Officer’s recommendations with respect to executive officer compensation.

Twice each year (quarterly commencing in 2009), the Chief Executive Officer evaluates the performance of the other named executive officers against their established goals and objectives. Annually, the Chief Executive Officer uses the results of these evaluations to determine the compensation packages to be recommended for approval by the Compensation Committee, to the extent not covered by existing employment agreements. The Compensation Committee meets annually, to evaluate the performance of the executive officers, and to approve executive compensation packages and share-based incentive compensation. Compensation matters regarding the Chief Executive Officer are dealt with by the Compensation Committee in executive session. The Chief Executive Officer may request a session with the Compensation Committee at an interim date to review the compensation package of an executive officer in the event of unforeseen organizational or responsibility changes, including new hires that occur during the year.

In determining compensation components and levels, the committee considers the scope of the executive’s responsibility, our overall performance, the executive’s overall performance, the cash, equity and total compensation paid by competitors to employees in comparable positions, career risk in joining our company and, commencing in 2009, the executive’s income potential resulting from common stock acquired and stock options granted.

COMPENSATION COMPONENTS

Our executive officer compensation includes both short-term and long-term components. Short-term compensation consists of an executive officer’s annual base salary and eligibility for annual cash bonuses contingent upon the achievement of specific company and personal objectives. Starting in 2009, long-term compensation may include grants of stock options, restricted stock or other share-based incentives established by the Compensation Committee. The components of executive compensation are explained in more detail below:

Annual Base Salary.  The Compensation Committee annually reviews the base salaries of our executive officers and approves adjustments, as appropriate, based on the factors discussed above as well as recommendations made by the Chief Executive Officer. For 2008, the base salary for our Chief

Executive compensation

Executive Officer and each of our other named executive officers were established by employment agreements approved by our Compensation Committee prior to the recapitalization.

As discussed above, among the factors considered by the Compensation Committee in establishing base salaries for our executive officers other than our Chief Executive Officer is the level of salaries paid by competitors, principally publicly traded financial institutions located in Puerto Rico. For more information on the determination of the base salary of our Chief Executive Officer see “Chief executive officer” below. These companies consist of:

Popular, Inc.	Oriental Financial Group, Inc.
Santander BanCorp	R&G Financial Corporation
First BanCorp	W Holding Company, Inc.

The data from the above companies group is obtained from publicly available data, primarily proxy statements filed with the SEC. We use this data only as a point of reference to put into perspective the level of compensation and mix of compensation components which we feel is appropriate for the named executive officers. On the basis of this information, we understand that our base salaries are generally at the higher range of the competitive set. We believe the differences are justified because of the quality of our senior management and the career risk of joining our company at a time when we still face several challenges.

Short-term incentive compensation—annual cash bonuses.

All of our named executive officers (as well as other eligible key employees) are eligible to receive annual cash bonuses. Annual cash bonuses are designed to align the executive’s performance with our business plan by rewarding the achievement of specific financial and business objectives. For 2008, for our named executive officers other than the Chief Executive Officer, these objectives were based on the rankings of the divisions or business units under the direct supervision of that executive. Higher or lower amounts are available to be paid based on the relative performance with the goal of rewarding high performance, provided that in all cases the overall annual bonus budget is not exceeded. The annual bonus budget for the named executive officers as a group other than the Chief Executive Officer is determined by the Compensation Committee in consultation with the Chief Executive Officer and is based on a percentage of the aggregate base salaries of such individuals. For 2008, the percentage was 70%.

The evaluation and determination of the annual bonus for the Chief Executive Officer is made by the Compensation Committee in executive session.

The individual performance of the Chief Executive Officer for 2008 was determined by the Compensation Committee based on its evaluation in Mr. Wakeman leading Doral Financial’s turnaround efforts. The Compensation Committee determined that Mr. Wakeman would receive a bonus of $1,500,000 of which $750,000 was disbursed on February 27, 2009, $375,000 was disbursed on June 30, 2009, and $375,000 was disbursed on September 30, 2009. The additional payment will be contingent on the Company remaining well capitalized on the date of payment of the pending installment of the bonus. Also, the Compensation Committee made the full bonus amount subject to a retroactive clawback in the event that the Company is affected by any enforcement action imposed by the Company’s regulators. In the event an enforcement action is imposed, the Compensation Committee has the right to reduce or eliminate Mr. Wakeman’s bonus payment.

The performance evaluation for each of the other named executive officers was based on a ranking from 1 to 7 of the specific business unit or division under the direct supervision of the executive officer. The goal was to reward these executive officers whose businesses unit performed best during the year. The rankings were determined by the Chief Executive Officer and approved by the Compensation Committee. The factors used to determine the rankings of the specific business units or divisions were based largely on the financial performance of the Company as well as objectives and goals that help protect the financial soundness of the Company. These objectives and goals vary depending on the

Executive compensation

nature of the named executive officer’s particular responsibilities. For 2008, the following were our primary objectives and goals:

➢	Enhancing Controls and Procedures. Determined by measuring the elimination of material weaknesses and significant deficiencies in the Company’s accounting and reporting function; maintaining and enhancing the Company’s internal controls over financial reporting; the elimination of outstanding regulatory actions; and improving the Company’s disclosure controls and procedures. These items are evaluated and tracked by the Company’s Compliance Review Board.

➢	Reduction of Non-Performing Assets. Determined by measuring the reduction or elimination of non-performing assets and non-performing loans. See “Management’s discussion and analysis of financial condition and results of operations—Non-performing assets and allowance for loan and lease losses.”

➢	Enhancing Business Unit Net Income. Determined by measuring net income improvements (excluding non-core and one-time events) for the business unit or division.

➢	Capital Utilization. Determined by measuring the preservation of capital and improvements to the return on capital.

Set forth below are the rankings for 2008 of the specific business units or division under the direct supervision of each of the named executive officers other than Mr. Wakeman.

Named Executive Officer	Division	Ranking

Lesbia Blanco	Talent & Administration	1
Christopher C. Poulton	Corporate Development	2
Enrique R. Ubarri	Legal & Compliance	3
Paul Makowski	Enterprise Risk Management	4
Marangal I. Domingo(1)	Finance & Investment	5
Calixto García-Vélez(1)	Growth	6
Calixto García-Vélez(1)/Christopher C. Poulton	Corporate Development—Banking Operations	7

(1)	Former officer

As set forth in the table below, no named executive officer, other than the Chief Executive Officer, received a bonus that was higher than the minimum percentage of his or her target bonus percentage range (based on the named executive officer’s 2008 base salary). As set forth below, the named executive officers overseeing business units or divisions that were less successful in achieving the identified objectives and goals received lower percentage bonus payments.

The table below sets forth the target levels, minimum bonuses and other related bonus information for the Chief Executive Officer and the other named executive officers for 2008.

					Actual bonus
		Target bonus	Minimum	Actual	(percentage
		(percentage of	bonus	bonus	of 2008
Named Executive Officer	Base salary	2008 base salary)	(per contract)	earned	base salary)

Glen R. Wakeman	$1,000,000	150% to 200%	N/A	$1,500,600	150%
Christopher C. Poulton	400,000	60% to 200%	N/A	240,600	60%
Lesbia Blanco	400,000	60% to 200%	N/A	240,600	60%
Enrique R. Ubarri	400,000	60% to 200%	N/A	240,600	60%
Paul Makowski	400,000	60% to 200%	N/A	50,600	13%
Former Officers
Marangal I. Domingo	500,000	100%	N/A	50,600	10%
Calixto García-Vélez	600,000	100% to 200%	N/A	600	0.1%

Executive compensation

Long-term compensation—equity based awards

The third principal component in our total compensation program for our senior executives (i.e., salary, bonus and equity) is the award of stock options and other awards based on the value of our common stock, such as restricted stock and restricted stock units.

In connection with our recapitalization transaction in July 2007, all outstanding options under our previous equity based plans were terminated and restricted stock units for 10,000 shares previously granted to the Chief Executive Officer automatically vested.

During the 2008 annual meeting our shareholders approved the 2008 Stock Incentive Plan (the “Stock Plan”) which provides the framework to support our long-term executive compensation program. The Stock Plan replaced the existing Omnibus Incentive Plan and authorizes grants of stock options and stock appreciation rights as well as other equity based awards such as restricted stock and restricted stock units.

Grants of stock options and restricted stock are designed to directly align a portion of compensation for senior executives and other key employees with shareholders’ interest and the Compensation Committee understands that they will serve as our principal element of long-term compensation. The Compensation Committee currently anticipates that a portion of awards under the Stock Plan designed to address long-term compensation goals will include time-based vesting provisions designed to promote retention goals. The Compensation Committee may also consider awarding stock options and restricted stock with performance-based vesting provisions, which are designed to provide an incentive to achieve specific business objectives. To the extent advisable and consistent with its compensation and retention needs, the Compensation Committee may grant awards of restricted stock with both time-based and performance based vesting provisions.

Stock option and/or restricted stock awards generally may be granted annually to executives and other key employees. All of the named executive officers (as well as other eligible key employees based on salary grade) participate under the Stock Plan. The size and type of awards will be determined by the Compensation Committee, upon among other factors, shares available for grant under the Stock Plan, the executive’s position in Doral Financial, his or her contributions to our objectives and total compensation. Larger equity awards will be made to more senior executives so that a larger portion of their total potential compensation will be variable and will increase upon shareholder value creation.

Factors that may be considered in deciding which form the equity awards will take (i.e., stock options or restricted stock) may include, among others, our stock price at the time the award is granted, the degree to which the awards are intended to provide a retention incentive and the impact on “overhang” (i.e., the dilutive effect on our common stock).

Grants of stock options and restricted stock will not specifically be timed to be made before major announcements or earnings releases. Grants of equity awards as a result of new- hires or promotions generally are made at the next Compensation Committee meeting following such events. There are generally no differences in the timing of equity grants for the named executive officers, compared with other eligible employees.

Stock options and other equity based awards made under the Stock Plan will provide that in the event of a change of control, as defined in the Stock Plan, all such grants shall be immediately vested.

No stock options or other equity based awards were granted to any of the named executive officers under the Stock Plan during 2008.

Stock ownership guidelines

While we have not adopted stock ownership guidelines for our directors and senior executive officers, we recognize that such guidelines may be an important tool to better align the interests of directors and

Executive compensation

executive officers with those of our stockholders. As such, we are currently evaluating whether the adoption of stock ownership guidelines is appropriate at this time and whether they should be adopted in the future.

Retirement and other fringe benefits

All of Doral Financial’s employees in Puerto Rico and on the mainland United States are eligible to participate in the Puerto Rico and United States Retirement and Incentive Savings Plans (the “Retirement and Savings Plans”), respectively.

Under the Retirement and Savings Plans, our employees who are at least 18 years of age and have completed one year of employment with Doral Financial, including the named executive officers, are able to contribute from 1% to 10% of their annual base salary on a pre-tax basis up to the applicable legal limits (Puerto Rico is $8,000 and United States is $16,500). Pursuant to certain recent amendments to the Puerto Rico Internal Revenue Code, the maximum amount that may be contributed to a qualified savings plan in Puerto Rico increases to: (i) $9,000 for a calendar year commencing after January 1, 2009; (ii) $10,000 for a calendar year commencing after January 1, 2011; and (iii) $11,000 for a calendar year commencing after January 1, 2013. The Puerto Rico plan matches 50% of the employee contributions up to the lesser of 3% of base salary or $4,000. The United States plan matches 50% of the employee contributions up to 5% of base salary. All employee contributions to the Retirement and Savings Plans are fully vested upon contribution. Matching contributions from Doral Financial vest gradually up to 100% after five years.

We also provide our active employees, including named executive officers, with health care benefits, as well as with a life insurance and disability plans.

Perquisites

We provide our named executive officers with perquisites and other personal benefits that we believe are reasonable and consistent with our compensation program. Our named executive officers are generally provided with a car allowance. In addition, in connection with the recruiting of our new senior management team, we agreed to reimburse our new senior executives for relocation expenses and certain temporary living expenses in Puerto Rico, as well as commissions, fees and closing costs relating to the sale of their primary residence and fees and expenses associated with purchase of a home in Puerto Rico, including mortgage points and other closing costs, and any U.S. federal, Puerto Rico and other taxes payable by executive on any of the foregoing. In certain cases, we also agreed to pay reasonable legal fees and expenses incurred by our named executive officers in connection with the negotiation and documentation of their respective employment agreements, subject to a cap.

Pursuant to Mr. Wakeman’s employment agreement, he is provided with the use of a company automobile and driver. Mr. Wakeman is also reimbursed for reasonable expenses associated with one club membership in Puerto Rico.

Tax consideration of executive compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), provides that compensation paid to a corporation’s chief executive officer or its four other most highly compensated executive officers may not be deducted for federal income tax purposes unless, in general, such compensation is performance based, is established by an independent committee of directors, is objective and the plan or agreement providing for such performance based compensation has been approved in advance by stockholders. Because, as a Puerto Rico corporation, we are not required to pay federal income taxes except on any income related to the conduct of a trade or business in the United States, Section 162(m) should not limit the tax deductions available to us for executive compensation in the near future.

For Puerto Rico income tax purposes, compensation paid to our executive officers may be deducted so long as it is considered an ordinary and necessary expense. It is our Compensation Committee’s intention that all compensation paid to our executive officers be fully deductible by us for Puerto Rico

Executive compensation

income tax purposes. While unlikely, in certain instances our Compensation Committee may approve compensation that will not be deductible for Puerto Rico income tax purposes to ensure competitive levels of compensation for our executive officers.

Chief executive officer

We entered into an employment agreement with our Chief Executive Officer in May 2006. Mr. Wakeman’s employment agreement and compensation package were negotiated on an arms-length basis by our Compensation Committee. The Compensation Committee was assisted by Frederic W. Cook & Co., Inc., a leading executive compensation consulting firm. Mr. Wakeman’s employment agreement has an initial term of four years, with automatic one-year extensions (unless either party provides a notice of termination at least 180 days prior to the then-current expiration date). With the assistance of our outside consultants, we developed a total compensation package for Mr. Wakeman designed to provide a level of compensation that accurately reflected Mr. Wakeman’s competence and experience and his ability to have an immediate impact in his role as Chief Executive Officer, in light of our business and strategic goals. In developing Mr. Wakeman’s compensation package, we took into consideration Mr. Wakeman’s strong leadership background and record of building multi-product, consumer financial services businesses, as well as Mr. Wakeman’s significant international experience. We also took into consideration the compensation levels of similarly situated executives and the risks inherent to leaving an established career at one of the world’s best-known employers.

The principal terms of Mr. Wakeman’s compensation package include:

➢	an annual base salary of $1.0 million;

➢	contractually guaranteed cash bonuses of $1.5 million for each of the first two years of employment;

➢	target opportunity of 150% of base salary and maximum bonus opportunity of 200% of target opportunity for subsequent years of employment;

➢	a grant of 10,000 restricted stock units, which vested in full in July 2007 in connection with our recapitalization transaction; and

➢	stock options, vesting annually over four years, to purchase an aggregate of 20,000 shares of our common stock at the market price on Mr. Wakeman’s first day of employment, which were forfeited in connection with the recapitalization transaction.

Pursuant to his employment agreement, Mr. Wakeman was also entitled to receive $6.0 million payable in sixteen quarterly installments of $375,000 (adjusted for investment results) for as long as he is employed by us, from monies deposited by us with an escrow agent. This amount was designed to compensate Mr. Wakeman for the loss of substantial pension opportunities with his prior employer, the General Electric Company, and to serve as an additional inducement for Mr. Wakeman to assume the career risks associated with accepting his current position at Doral Financial.

On August 31, 2007, the Compensation Committee authorized the payment to Mr. Wakeman of the $4.8 million remaining in an escrow account maintained on behalf of Mr. Wakeman, pursuant to the terms of his employment agreement. The total payments paid to Mr. Wakeman from the escrow fund during 2007 were $5.1 million.

Compensation committee report

We reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with Doral Financial’s management and, based on such review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this prospectus.

Compensation Committee of the Board of Directors:

David King (Chairman)
Mark Kleinman
Raymond J. Quinlan

Executive compensation

Summary compensation table

The following table sets forth the compensation paid or earned by each of the named executive officers for the years ended December 31, 2008, 2007 and 2006.

							Change in
							pension
							value and
							nonqualified
						Non-equity	deferred
Name and				Stock	Option	incentive plan	compensation	All other
principal position	Year	Salary	Bonus(1)	awards(2)	awards(3)	compensation(4)	earnings	compensation(6)	Total

Glen R. Wakeman(5)(7)	2008	$1,000,000	$600	$—	$—	$1,500,000	$—	$200,044	$2,700,644
Chief Executive Officer &	2007	1,000,000	1,500,450	—	(178,497)	7,150,000	—	5,232,080	14,704,033
President—Doral Bank	2006	553,846	1,500,000	175,507	178,497	—	—	1,126,688	3,534,538
Christopher C. Poulton	2008	400,000	—	—	—	240,000	—	30,000	670,000
Executive Vice President—Chief Business Development Officer
Lesbia Blanco	2008	400,000	600	—	—	240,000	—	22,794	663,394
Executive Vice President	2007	373,077	180,450	—	(8,567)	1,220,000	—	12,532	1,777,492
and Chief Talent and	2006	103,847	330,000	—	8,567	—	—	—	442,414
Administration Officer
Paul Makowski	2008	400,000	600	—	—	50,000	—	42,000	492,600
Executive Vice President—	2007	192,306	270,450	—	—	—	—	—	655,062
Chief Risk Officer
Enrique R. Ubarri	2008	400,000	600	—	—	240,000	—	18,000	658,600
Executive Vice President—	2007	400,000	240,450	—	(7,810)	810,000	—	9,953	1,452,593
General Counsel	2006	84,616	390,000	—	7,810	—	—	—	482,426
Former Executive Officer:
Calixto García-Vélez	2008	591,508	600	—	—	—	—	17,250	609,358
Executive Vice President	2007	600,000	400,450	—	(51,637)	1,360,000	—	9,953	2,318,766
and President of Doral Bank—PR	2006	175,385	1,050,000	—	51,637	—	—	76,019	1,353,041
Marangal I. Domingo	2008	500,000	600	—	—	50,000	—	18,000	568,600
Executive Vice President	2007	500,000	450	—	(25,215)	2,250,000	—	100,005	2,825,240
and Chief Financial Officer	2006	115,385	550,000	—	25,215	—	—	61,234	751,834

(1)	Bonuses earned to NEO’s include signing bonus as well as $600 during 2008 and $450 during 2007 and 2006 of statutory Christmas Bonus.

(2)	This amount represents the expense recognized for accounting purposes in 2006 of restricted stock grants made in 2006 to named executive officers pursuant to the Doral Financial Corporation Omnibus Incentive Plan (the “Omnibus Plan”) as determined in accordance with FAS 123R. Assumptions made in valuing these awards are disclosed in Note 34 to the consolidated financial statements for the year ended December 31, 2008 included in this prospectus.

(3)	The negative amounts for 2007 represent forfeitures of stock options in connection with the recapitalization transaction in July 2007. The amounts for 2006 represent the expense recognized for accounting purposes in 2006 of stock options grants made in 2006 to NEO’s pursuant to the Omnibus Plan as determined in accordance with FAS 123R. Assumptions made in valuing these awards are disclosed in Note 34 to the consolidated financial statements for the year ended December 31, 2008 included in this prospectus.

(4)	Includes the annual performance bonus and the special cash bonus amounts paid in 2007 under the Doral Financial Corporation Key Employee Incentive Plan (the “2007 Incentive Plan”). The 2007 Incentive Plan was established by Doral Financial to motivate management and other key employees to commit significant additional time and effort to the implementation and consummation of our turnaround efforts. These efforts were concluded with the recapitalization, which occurred on July 19, 2007.

(footnotes continued on following page)

Executive compensation

(5)	The Compensation Committee determined that Mr. Wakeman would receive a bonus of $1,500,000 of which $750,000 were disbursed on February 27, 2009 and the rest will be payable in two equal installments of $375,000 on June 30, 2009 and September 30, 2009. The two additional payments will be contingent on the Company remaining well capitalized on the date of payment of the two pending installments of the bonus.

(6)	These amounts represent additional compensation paid by Doral Financial to NEO’s. These amounts for 2008, 2007 and 2006 consisted of the following items:

	Mr. Wakeman	Mr. Poulton	Ms. Blanco	Mr. Makowski	Mr. Ubarri	Mr. García-Vélez	Mr. Domingo

Car allowance or transportation($)
2008	$172,924	—	18,000	18,000	18,000	17,250	18,000
2007	107,080	—	12,532	—	9,953	9,953	9,953
2006	72,108	—	—	—	—	2,205	1,890
Moving($)
2008	—	—	—	—	—	—	—
2007	—	—	—	—	—	—	—
2006	39,306	—	—	—	—	46,493	16,670
Travel and hotel($)
2008	—		—	—	—	—
2007	—	—	—	—	—	—	—
2006	86,356	—	—	—	—	27,321	—
Rent($)
2008	—	30,000	—	24,000	—	—	—
2007	—	—	—	—	—	—	44,000
2006	—	—	—	—	—	—	42,674
Legal services associated with employment negotiations expense($)
2008	—	—	—	—	—	—	—
2007	—	—	—	—	—	—	—
2006	50,529	—	—	—	—	—	—
Other
2008	27,120	—	4,794	—	—	—	—
2007	5,125,000	—	2,579	—	—	—	46,052
2006	878,389	—	—	—	—	—	—

(7)	Mr. Wakeman’s compensation included in “All other compensation” includes $875,000 related to payments paid to him from monies deposited by Doral Financial with an escrow agent, pursuant to his employment agreement for 2006 and $5.1 million for 2007.

Grant of plan-based awards

								All Other	All Other
								Stock	Option		Grant
								Awards:	Awards:	Exercise	Date
								Number of	Number of	or Base	Fair
					Estimated Future Payouts Under			Shares of	Securities	Price of	Value of
		Estimated Future Payouts Under			Equity Incentive Plan Awards			Stocks or	Underlying	Option	Stock and
	Grant	Non-Equity Incentive Plan Awards			Threshold	Target	Maximum	Units	Options	Awards	Option
Name	Date	Threshold	Target	Maximum	($)	($)	($)	(#)	(#)	($/Sh)	Awards

Glen Wakeman	—	—	$1,500,000	$3,000,000	—	—	—	—	—	—	—
Enrique Ubarri	—	—	$240,000	$480,000	—	—	—	—	—	—	—
Paul Makowski	—	—	$240,000	$480,000	—	—	—	—	—	—	—
Christopher Poulton	—	—	$240,000	$480,000	—	—	—	—	—	—	—
Lesbia Blanco	—	—	$240,000	$480,000	—	—	—	—	—	—	—
Marito Domingo	—	—	$500,000	$500,000	—	—	—	—	—	—	—
Calixto Garcia Velez	—	—	$600,000	$1,200,000	—	—	—	—	—	—	—

Executive compensation

Potential payments upon termination or change in control

Our executive officers have entered into employment agreements with us, many of which contain change of control provisions.

Each of the employment agreements with Messrs. Glen Wakeman, Christopher C. Poulton, Paul Makowski, Enrique R. Ubarri and Lesbia Blanco provides that in the event during the employment period, we terminate the executive’s employment “Without Cause” (as defined under the agreements) or the executive terminates his or her employment for “Good Reason,” in both cases upon or within two (2) years immediately following a change in control, we must pay or provide to the executive the following amounts and benefits:

➢	an amount equal to the executive’s unpaid annual base salary for services through the date of termination;

➢	(a) an amount equal to three times the sum of annual base salary plus target bonus in the case of Mr. Wakeman, and (b) for the other executives, an amount equal to two times the sum of annual base salary and bonus during the preceding year;

➢	continued participation until the third anniversary for Mr. Wakeman and second anniversary in the case of the other executives of the date of termination in all company medical and dental coverage in which the executive and his eligible dependents were participating immediately prior to the date of termination;

➢	as long as the executive uses such services prior to the first anniversary of the date of termination, up to $20,000 in the case of Mr. Wakeman ($25,000 in the case of the other executives) in outplacement services; and

➢	payment of other amounts, entitlements or benefits, if any, in accordance with the applicable plans, programs, arrangements or other agreements of Doral Financial.

In addition, following a change of control occurring on or after the second anniversary of Mr. Wakeman’s commencement of employment, if any payment or benefit that is due to Mr. Wakeman from Doral Financial is subject to excise tax under Section 4999 of the United States Internal Revenue Code (the “golden parachute tax”), he is entitled a full tax “gross-up” unless the total value of all such payments and benefits (as measured for golden parachute tax purposes) exceeds the taxable threshold by ten percent or less, in which event the payments and benefits shall instead be reduced so as to fall below the taxable threshold.

Any of Messrs. Wakeman, Poulton, Makowski and Ubarri or Ms. Blanco, will have “Good Reason” to terminate his or her employment if there is:

➢	a reduction in the executive’s then-current annual base salary or target bonus opportunity;

➢	a material diminution in the executive’s positions, duties or authorities in his or her current position, including, without limitation, removing him or her from such positions; provided, that Good Reason shall also exist if at any time following a change in control involving an entity of smaller or similar size to Doral Financial (measured on the basis of assets), the executive does not hold the positions set forth above at the ultimate parent entity resulting from such change in control;

➢	a change in the reporting structure requiring the executive to report to someone other than the Board, in the case of Mr. Wakeman, and the chief executive officer or the Board, in the case of the other executives;

➢	in the case of Mr. Wakeman, failure to elect or reelect the executive as a member of the Board;

➢	other than in the case of Mr. Wakeman, the executive’s principal work location is moved more than twenty-five (25) miles from San Juan, Puerto Rico; or

Executive compensation

➢	the failure of any successor to all or substantially all of Doral Financial’s assets to assume the executive’s employment agreement, whether in writing or by operation of law.

Mr. Wakeman and the other named executive officers are also entitled to certain termination payments if they are terminated by us Without Cause or they resign for Good Reason in circumstances that do not involve a change in control. The amounts shown in the following tables reflect only the additional payments or benefits that a Named Executive Officer would have received upon the occurrence of the respective triggering events listed below as if they occurred on December 31, 2008. These amounts do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested absent the triggering event.

Potential payments to Glen Wakeman upon the occurrence of certain events

	Termination by		Termination by
	the Company		the Company		Termination
	without cause or		with cause or		by reason
Components of	resignation for		resignation without	Termination upon	of death
compensation(1)	good reason		good reason	Change in Control	or disability

Severance (base salary + bonus) Medical and Dental Benefits	$5,000,000	(2)	—	$7,500,000	—
Other(3)	20,000		—	20,000	—

Potential payments to Christopher C. Poulton upon the occurrence of certain events

	Termination by	Termination by
	the Company	the Company		Termination
	without cause or	with cause or		by reason
Components of	resignation for	resignation without	Termination upon	of death
compensation(1)	good reason	good reason	Change in Control	or disability

Severance (base salary + bonus) Medical and Dental Benefits	$1,280,000	—	$1,280,000	—
Other(3)	25,000	—	25,000	—

Potential payments to Enrique R. Ubarri upon the occurrence of certain events

	Termination by	Termination by
	the Company	the Company		Termination
	without cause or	with cause or		by reason
Components of	resignation for	resignation without	Termination upon	of death
compensation(1)	good reason	good reason	Change in Control	or disability

Severance (base salary + bonus) Medical and Dental Benefits	$1,281,200	—	$1,281,200	$1,281,200
Other(3)	25,000	—	25,000	—

Executive compensation

Potential payments to Lesbia Blanco upon the occurrence of certain events

	Termination by	Termination by
	the Company	the Company		Termination
	without cause or	with cause or		by reason
Components of	resignation for	resignation without	Termination upon	of death
compensation(1)	good reason	good reason	Change in Control	or disability

Severance (base salary + bonus) Medical and Dental Benefits	$1,281,200	—	$1,281,200	—
Other(3)	25,000	—	25,000	—
(footnotes on following page)

Potential payments to Paul Makowski upon the occurrence of certain events

	Termination by	Termination by
	the Company	the Company		Termination
	without cause or	with cause or		by reason
Components of	resignation for	resignation without	Termination upon	of death
compensation(1)	good reason	good reason	Change in Control	or disability

Severance (base salary + bonus) Medical and Dental Benefits	$901,200	—	$901,200	—
Other(3)	25,000	—	25,000	—

(1)	If it is determined that any payment, distribution, benefit or other entitlement provided by Doral Financial to Mr. Wakeman on or after the second anniversary of his commencement date with the Company would be subject to the excise tax or any related interest or penalties as described in the employment agreement, then the Executive would be entitled to receive an additional payment (a “Gross-Up Payment”) so that the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax and related interests or penalties imposed upon the payment, distribution or benefit subject to the terms described in the employment agreement. Such payment shall not become effective until the second anniversary of the Commencement Date and shall only apply if there is a Change in Control of the Company on or after such date.

(2)	This reflects the total amount due payable monthly in equal installments for a period of 24 months.

(3)	This includes a $25,000 in outplacement services as long as the executive uses such services prior to the first anniversary of the date of termination. For Mr. Wakeman, the outplacement services amount is $20,000.

Mr. Domingo resigned as Doral Financial’s Executive Vice President, Chief Financial Officer and Chief Investment Officer effective on March 24, 2009. Doral Financial and Mr. Domingo entered into a Resignation, Transition and Release Agreement in connection with such resignation. For the period commencing on March 24, 2009 and ending on June 30, 2009 (the “Transition Period”), Mr. Domingo continued to be employed by Doral Financial as an employee to facilitate and assist in the transition of the new Chief Financial Officer and Chief Investment Officer. During the Transition Period, Mr. Domingo reported directly to Mr. Wakeman. In consideration for his release under the Resignation, Transition and Release Agreement, Mr. Domingo received the total amount $1,500,000, less all applicable legal deductions.

Security ownership of beneficial owners and management

The following table shows, as of June 30, 2009, the amount of our common stock beneficially owned (unless otherwise indicated in the footnotes) by (1) each stockholder known by us to own beneficially more than 5% of our common stock, (2) each director, (3) each executive officer (including former executive officers) named in the Summary Compensation Table (the “named executive officers”) and (4) by all of our directors and executive officers as a group. The information is based on reports filed with the SEC and information provided by the persons named below. No director, nominee or executive officer owned shares of our preferred stock as of such date. On July 19, 2007, Doral Holdings Delaware, LLC, a newly formed entity in which Irving Place Capital (formerly known as Bear Stearns Merchant Banking) and other investors including funds managed by Marathon Asset Management, Perry Capital, the DE Shaw Group and Tennenbaum Capital purchased 48,412,698 shares of common stock for an aggregate purchase price of $610.0 million.

Amount and nature
	of beneficial		Percent
Name of beneficial owner	ownership(1)		of class

Directors
Dennis G. Buchert	—		**
James E. Gilleran	—		**
Douglas L. Jacobs	—		**
David E. King(2)	—		**
Mark Kleinman(2)	—		**
Howard M. Levkowitz(2)	—		**
Raymond J. Quinlan	—		**
Gerard L. Smith	—		**
Frank W. Baier	—		**
Management (including former executive officers)
Glen R. Wakeman(3)*	33,129		**
Lesbia Blanco	1,559	(4)	**
Marito Domingo(5)	—		**
Paul Makowski	—		**
Christopher C. Poulton	1,500		**
Enrique R. Ubarri	—		**
Calixto García-Vélez(6)	—		**
All directors, nominees and executive officers as a group, consisting of 16 persons, including those named above	36,188		**
Other Principal Holders
Doral Holdings Delaware, LLC	48,412,698	(7)(8)	83.8%
Doral GP Ltd.
Doral Holdings, L.P.
C/O Irving Place Capital 277 Park Avenue New York, NY 10172

*	Mr. Wakeman is also a director of Doral Financial.

**	Represents less than 1% of Doral Financial’s outstanding common stock.

(footnotes continued on following page)

(1)	Except as noted in the footnotes below, the information is based on the SEC’s definition of “beneficial ownership,” which is broader than ownership in the usual sense. For example, under SEC rules you beneficially own stock not only if you hold it directly, but also if you indirectly

Security ownership of beneficial owners and management

(through a relationship, a position as a director or trustee or a contract or an understanding) have or share the power to vote the stock or to sell it, or if you have the right to acquire it within 60 days.

(2)	The named director also is a director of Doral GP Ltd., which is the general partner of Doral Holdings, L.P., which is the managing member of Doral Holdings Delaware, LLC, which is the holder of 48,221,343 shares of common stock of Doral Financial. In his capacity as a director of Doral GP Ltd., the named director does not have voting or dispositive power over such shares. The named director is also a senior managing director of an entity which may hold (or affiliates of which may hold) shares of common stock of Doral Financial and which is affiliated with limited partners in Doral Holdings, L.P. and members of Doral Holdings Delaware, LLC and Doral GP Ltd. In his capacity as a senior managing director, the named director does not have voting or dispositive power over such shares. The named director disclaims beneficial ownership of any shares referred to herein.

(3)	Includes 10,000 shares that represent restricted share units that vested in July 2007.

(4)	Includes 105 shares owned by spouse.

(5)	Mr. Domingo served as an Executive Officer of the Company until March 25, 2009.

(6)	Mr. García-Vélez served as an Executive Officer of the Company until November 18, 2008.

(7)	Based on information filed with the SEC jointly by Doral Holdings Delaware, LLC, Doral Holdings L.P. and Doral GP Ltd. of the total number of shares shown, 48,221,343 shares are held by Doral Holdings Delaware, LLC. Doral Holdings. L.P. acts as the managing member of Doral Holdings Delaware, LLC and Doral GP Ltd. serves as the general partner of Doral Holdings L.P. Accordingly, each of Doral Holdings L.P. and Doral GP Ltd. may be deemed to be an indirect beneficial owner of the shares of common stock owned directly by Doral Holdings Delaware, LLC. Each of Doral Holdings L.P. and Doral GP Ltd. disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

(8)	191,355 shares of common stock are owned directly by Doral Strategic Co-Investment, L.P. (“Doral Strategic”). Doral GP Ltd. is the general partner of Doral Strategic. Accordingly, Doral GP Ltd. may be deemed to be an indirect beneficial owner of the shares of common stock owned directly by Doral Strategic. Doral GP Ltd. disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Certain relationships and related party transactions

POLICIES REGARDING THE APPROVAL OF TRANSACTIONS WITH RELATED PARTIES

While we have not adopted a written policy with respect to the review, approval or ratification of related person transactions, historically, our practices and procedures to monitor and disclose related person transactions have included:

➢	The adoption of a policy requiring prior approval of loans to directors, officers, and immediate family members thereof in accordance with the requirements of Regulation O and the approval of certain transactions between our bank subsidiaries and their non-bank affiliates in accordance with the requirements of Regulation W,

➢	The adoption of a Code of Business Ethics and Conduct, which governs potential conflicts of interest, and

➢	The use of annual questionnaires requiring directors and executive officers to report related person transactions to us.

We recognize that transactions with related persons present a heightened risk of actual or perceived conflicts of interest or improper valuation. However, in certain instances, such transactions may be in, or may not be inconsistent with, the best interests of Doral Financial and our shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the recapitalization transaction, we entered into an advisory services agreement with Bear Stearns Merchant Manager III, (Cayman), L.P., which was at that time an affiliate of Bear Stearns Merchant Banking. Irving Place Capital (the “Advisor”) is the successor to Bear Stearns Merchant Banking. Pursuant to the agreement, the Advisor will provide certain financial and administrative services to us in exchange for an annual fee and the reimbursement of out-of-pocket expenses. The agreement has a term of five years. The annual fee (payable in advance on August 31 of each year, except for the fee in respect of the first twelve-month period which was payable at closing of the recapitalization transaction) for the first twelve-month period from July 1, 2007 to June 30, 2008 was $1.5 million, and will increase by $500,000 during each twelve-month period thereafter. Notwithstanding the foregoing, the fee for the last three twelve-month periods is capped at an amount equal to three percent of the Company’s consolidated pre-tax income for the preceding twelve-month period. The agreement may be terminated by the Company at any time upon 60 days’ prior notice. In the event of early termination, the Company would be required to pay the Advisor all fees that would otherwise be payable under the agreement through the earlier of (x) the fifth anniversary of the date of the agreement and (y) the second anniversary of termination.

During 2008, we paid $125,000 to partnerships affiliated with each of Perry Capital LLC, D.E. Shaw & Co. LP, Tennenbaum Capital Partners, LLC and Marathon Asset Management, LLC, in lieu of payment of directors fees to those individuals that were designated by them to serve on our Board of Directors.

We will also reimburse the reasonable out-of-pocket expenses of Doral Holdings, its parent company and the general partner of its parent company, to the extent related to its investment in Doral Financial, including but not limited to reasonable and documented legal and accounting expenses, regulatory compliance costs, the costs of insurance, all partner reporting and other administrative expenses. During 2008, the Company assumed $1.3 million of professional services expense related to Doral Holdings.

During 2008, Professional Integrated Services, a company that is co-owned by the spouse of Lesbia Blanco, one of our Executive Vice Presidents, rendered property inspection services to us and received fees of $1.7 million. This firm has provided services to us since 2000, well before Ms. Blanco joined

Certain relationships and related party transactions

Doral Financial, and we believe that all transactions with this firm were entered into in the ordinary course of business on substantially the same terms and conditions as those for comparable transactions with unrelated parties.

Doral Bank PR and Doral Bank, FSB have had, and expect to have in the future, banking transactions in the ordinary course of business with directors and executive officers of Doral Financial as well as their affiliated entities. All extensions of credit to any of these persons and their related entities by Doral Bank PR or Doral Bank, FSB have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Doral Bank PR or Doral Bank FSB, as applicable. Management believes that such extensions of credit do not involve more than the normal risk of collectibility or present other unfavorable features.

Pursuant and subject to our bylaws, we are reimbursing the reasonable legal expenses of our current and former officers and directors with respect to the lawsuits and other legal proceedings initiated in connection with the restatement of our financial statements, in advance of their final disposition.

The exchange offer

NEITHER DORAL FINANCIAL NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER ANY SHARES OF CONVERTIBLE PREFERRED STOCK OR REFRAIN FROM TENDERING SHARES OF CONVERTIBLE PREFERRED STOCK IN THE EXCHANGE OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SHARES OF CONVERTIBLE PREFERRED STOCK IN THE EXCHANGE OFFER AND, IF SO, THE NUMBER OF YOUR SHARES (IF ANY) OF CONVERTIBLE PREFERRED STOCK THAT YOU WILL TENDER. PARTICIPATION IN THE EXCHANGE OFFER IS VOLUNTARY, AND YOU SHOULD CAREFULLY CONSIDER WHETHER TO PARTICIPATE. BEFORE YOU MAKE YOUR DECISION, WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE INFORMATION SET FORTH IN THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS”. WE ALSO URGE YOU TO CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS IN MAKING YOUR OWN DECISIONS ON WHAT ACTION, IF ANY, TO TAKE IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.

GENERAL

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, up to $      liquidation preference of issued and outstanding shares of convertible preferred stock for newly issued shares of our common stock, as described below.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange all shares of convertible preferred stock that are properly tendered and are not withdrawn prior to the expiration of the exchange offer.

We will issue shares of our common stock for tendered shares of convertible preferred stock as described below promptly after the expiration date. We will issue no more than           shares of our common stock in the exchange offer. Depending on the number of shares of our convertible preferred stock tendered in the exchange offer and the exchange ratio determined as described above, we may have to prorate tendered shares of convertible preferred stock to remain within this limit.

This prospectus and the letter of transmittal are being sent to all holders of our convertible preferred stock. There will be no fixed record date for determining holders of convertible preferred stock entitled to participate in the exchange.

Any shares of convertible preferred stock that are accepted for exchange in the exchange offer will be cancelled and retired. Shares of convertible preferred stock tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the exchange offer. If any tendered shares of convertible preferred stock are not accepted for exchange and payment because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, all unaccepted shares of convertible preferred stock will be returned, without expense, to the tendering holder promptly after the expiration date or the termination date.

Our obligation to accept shares of convertible preferred stock tendered pursuant to the exchange offer is limited by the conditions listed below under “—Conditions of the Exchange Offer.”

Shares of convertible preferred stock that are not exchanged in the exchange offer will remain outstanding and will be entitled to the rights and benefits their holders have under the certificate of designation applicable to the convertible preferred stock.

We shall be deemed to have accepted for exchange properly tendered shares of convertible preferred stock when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent

The exchange offer

will act as agent for the holders of convertible preferred stock who tender their shares of convertible preferred stock in the exchange offer for the purposes of receiving the exchange offer consideration from us and delivering the exchange offer consideration to the exchanging holders. We expressly reserve the right, subject to applicable law, to amend or terminate the exchange offer, and not to accept for exchange any shares of convertible preferred stock not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “—Conditions of the Exchange Offer.”

PURPOSE AND BACKGROUND OF THE EXCHANGE OFFER

We are making this offer to reduce our future dividend obligations and to improve our capital structure. At the proposed exchange offer consideration amount, this offer will allow us to record an increase to our tangible common shareholders equity, which is our common shareholders equity less our intangible assets. Our future dividend obligations associated with our convertible preferred stock will also be reduced.

Assuming the transactions described in this prospectus are consummated, we believe the increase in our tangible common equity capitalization and preservation of liquidity as a result of this offer will improve our ability to operate in the current economic environment and enhance our long-term financial stability.

TERMS OF THE EXCHANGE OFFER

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, up to $      liquidation preference of properly tendered and accepted shares of our convertible preferred stock for newly issued shares of our common stock. See below “—Consideration.”

Any shares of convertible preferred stock not exchanged will remain outstanding. The shares of convertible preferred stock validly tendered and accepted for exchange in the exchange offer will be retired and cancelled.

CONSIDERATION

Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal, for each share of convertible preferred stock tendered and accepted for exchange we are offering          shares of common stock (the “exchange offer consideration”). Because the number of shares of common stock to be issued in the exchange offer is fixed, changes in the trading prices of the common stock will result in the market value of the common stock you receive in exchange for tendering your shares being different than the value reflected above.

SOURCE OF CONSIDERATION

The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares of common stock.

PRORATION

We will issue no more than           shares of our common stock in the exchange offer. Depending on the number of shares of our convertible preferred stock tendered in the exchange offer, we may have to prorate tendered shares of convertible preferred stock to remain within this limit. In the event that prorationing of the convertible preferred stock is required, we will determine the final prorationing factor promptly after the expiration date and will announce the results of prorationing by press release. In applying the prorationing factor, we will multiply the amount of each tender by the prorationing factor and round the resulting amount down to the nearest denomination for the shares of convertible preferred stock. Tendering holders may also obtain this information from the information agent or the dealer manager after we have made such determination. Any convertible preferred stock not accepted

The exchange offer

for exchange as a result of proration will be returned to tendering holders promptly after the expiration date or the termination date. Any tendered shares of convertible stock that are not accepted for payment will be deemed to have consented to the Convertible Preferred Stock Amendment. If tendering holders do not wish to consent to the Convertible Preferred Stock Amendment, they must withdraw their shares of convertible preferred stock deposited with the exchange agent on or prior to the expiration of the exchange offer. See “—Return of Unaccepted Shares of Convertible Preferred Stock.”

The following table shows the percentage of tendered convertible preferred stock that will be accepted at various assumed participation levels:

Liquidation Preference of Convertible Preferred Stock Tendered	Proration factor	% Accepted

$100 million or less
$110 million
$120 million
$130 million
$140 million
$150 million

CONDITIONS OF THE EXCHANGE OFFER

Notwithstanding any other provision of the exchange offer, we will not be obligated to accept for exchange validly tendered shares of convertible preferred stock pursuant to the exchange offer if the general conditions (as defined below) have not been satisfied with respect to the exchange offer. The exchange offer is not conditioned upon any minimum number or aggregate liquidation preference of convertible preferred stock being tendered.

For purposes of the foregoing provisions, all of the “general conditions” shall be deemed to have been satisfied on the expiration date unless any of the following conditions shall have occurred and be continuing on or after the date of this prospectus and before the expiration date with respect to the exchange offer:

➢	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities in the United States securities or financial markets, (ii) a material impairment in the trading market for debt or asset-backed securities, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (v) any attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States that would reasonably be expected to have a materially adverse effect on our or our affiliates business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or (vi) any significant adverse change in the United States securities or financial markets generally;

➢	there exists an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the exchange offer or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or those of our affiliates;

➢	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our

The exchange offer

judgment, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or those of our affiliates, or which would or might, in our judgment, directly or indirectly prohibit, prevent, restrict or delay consummation of the exchange offer or otherwise adversely affect the exchange offer in any material manner;

➢	there exists any other actual or threatened (in writing) legal impediment to the exchange offer or any other circumstances that would materially adversely affect the transactions contemplated by the exchange offer, or the contemplated benefits of the exchange offer to us or our affiliates;

➢	the common stock to be issued pursuant to the terms of this prospectus shall not have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

➢	there shall have occurred any development which would, in our judgment, materially adversely affect our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or those of our affiliates; or

➢	an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the exchange offer or materially impair the contemplated benefits to us or our affiliates of the exchange offer.

In addition to the conditions described above, and notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue common stock in respect of, any shares of convertible preferred stock tendered pursuant to the exchange offer, and may terminate, extend or amend the exchange offer and may (subject to Rule 13e-4(f) and Rule 14e-1 under the Exchange Act) postpone the acceptance for exchange of, and issuance of shares of our common stock in respect of, any shares of convertible preferred stock so tendered in the exchange offer unless the registration statement of which this prospectus forms a part becomes effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any shares of convertible preferred stock not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive any of the conditions of the exchange offer, in whole or in part, except as to the requirement that the registration statement of which this prospectus forms a part be declared effective, which condition we will not waive. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the information and exchange agent as promptly as practicable, followed by a timely press release.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. The exchange offer is not conditioned upon any minimum number or aggregate liquidation preference of convertible preferred stock being tendered for exchange.

PROCEDURES FOR TENDERING

Certain shares of convertible preferred stock were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of The Depository Trust Company (“DTC”). If your securities are book entry securities, you may tender your shares of convertible preferred stock by transferring them through DTC’s Automated Tender Offer Program (“ATOP”) or following the other procedures described herein.

The exchange offer

If your interest as a holder of convertible preferred stock is in certificated form, you must deliver to the exchange agent (1) the certificates for the shares of your convertible preferred stock to be exchanged, together with a Consent (as defined below) in the manner specified in the accompanying letter of transmittal and (2) a proper assignment of the shares of convertible preferred stock to Doral, or to any transfer agent for the shares of convertible preferred stock, or in blank.

How to tender if you are a beneficial owner but not a DTC participant?

If you beneficially own convertible preferred stock through an account maintained by a broker, dealer, commercial bank, trust company or other DTC participant and you desire to tender convertible preferred stock, you should contact your DTC participant promptly and instruct it to tender your shares of convertible preferred stock on your behalf. Beneficial owners are urged to appropriately instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

In order for your bank, broker, custodian, commercial bank, trust company or other nominee to validly tender shares of convertible preferred stock in the exchange offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the exchange agent via DTC an electronic message that will contain:

➢	a Consent to approve the Convertible Preferred Stock Amendment;

➢	your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

➢	a timely confirmation of book-entry transfer of your shares of convertible preferred stock into the exchange agent’s account.

How to tender if you are a DTC participant?

To participate in the exchange offer, a DTC participant must:

➢	comply with the automated tender offer program procedures of DTC described below; or

➢	(i) complete and sign and date the letter of transmittal, or a facsimile of the letter of transmittal; (ii) have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and (iii) mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date.

In addition, either:

➢	the exchange agent must receive, prior to the expiration date, a properly transmitted agent’s message; or

➢	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such shares of convertible preferred stock into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below and the letter of transmittal and other documents required by the letter of transmittal.

If a DTC participant chooses to tender by delivery of a letter of transmittal, to be validly tendered the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the back cover of this prospectus and the front cover of the letter of transmittal prior to the expiration date.

The tender by a holder that is not withdrawn prior to our acceptance of the tender will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The exchange offer

The method of delivery of the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal to us.

How to tender if your interest is in certificated format?

On the date of any tender for exchange, if your interest is in certificated form, you must do each of the following in order to validly tender for exchange:

➢	complete and manually sign the accompanying letter of transmittal provided by the exchange agent, or a facsimile of the exchange notice, and deliver the signed letter to the exchange agent;

➢	surrender the certificates of your shares of convertible preferred stock to the exchange agent;

➢	if required, furnish appropriate endorsements and transfer documents; and

➢	if required, pay all transfer or similar taxes.

Signatures and signature guarantees.

If you are using a letter of transmittal or notice of withdrawal, you must have signatures guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the shares of convertible preferred stock are tendered for the account of a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

Tendering through DTC’s ATOP.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s ATOP to tender. DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit an acceptance of the exchange offer electronically. DTC participants may do so by causing DTC to transfer the shares of convertible preferred stock to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

➢	DTC has received an express acknowledgment from a DTC participant in its ATOP that it is tendering shares of convertible preferred stock that are the subject of such book-entry confirmation;

➢	such DTC participant has received and agrees to be bound by the terms of the letter of transmittal; and

➢	the agreement may be enforced against such DTC participant.

In order to validly tender your shares of convertible preferred stock, you must deliver a Consent (as defined below), to be acted upon by written consent of the holders of shares of convertible preferred stock as described below. The Consent is more fully described in this prospectus and in the consent solicitation statement attached to this prospectus as Annex A.

The exchange offer

CONVERTIBLE PREFERRED STOCK CONSENT

We are seeking the consent of holders of shares of the convertible preferred stock to amend the certificate of designation of our convertible preferred stock (the “Convertible Preferred Stock Amendment”). The Convertible Preferred Stock Amendment will eliminate the requirement that full dividends in arrearages on the convertible preferred stock must have been declared and paid before we redeem, repurchase or otherwise acquire for consideration shares of noncumulative preferred stock. The affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment.

In order to validly tender your shares of convertible preferred stock in the exchange offer, you must: (1) if you were a record holder of your shares of convertible preferred stock, give a written consent in the manner specified in the accompanying letter of transmittal with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give a written consent in the manner specified in the accompanying letter of transmittal with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment (each of the consents and instructions referred to in (1) and (2) above, a “Tendering Consent”).

If you do not wish to tender your shares of convertible preferred stock in the exchange offer, but you wish to take action with respect to the Consent, you must: (1) if you were a record holder of your shares of convertible preferred stock, using the detachable form provided in the accompanying letter of transmittal, consent to, withhold consent on, or abstain on the applicable Consent and you must deposit corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the exchange offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to consent to, withhold consent on, or abstain on your behalf in the manner specified in the accompanying letter of transmittal with respect to such shares of convertible preferred stock (each of the instructions referred to in (1) and (2) above, a “Non-Tendering Consent” and, together with each Tendering Consent, a “Consent”).

When acting on Consent, the convertible preferred stock “votes” by number of shares, with holders being entitled to one “vote” per share of convertible preferred stock.

CONSENT WITHOUT TENDERING SHARES OF CONVERTIBLE PREFERRED STOCK

In order to deliver a Consent without tendering shares of convertible preferred stock, you must deposit a corresponding number of shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the exchange offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares. All shares of convertible preferred stock deposited for the purpose of giving your Consent and which were not deposited to be tendered for exchange in the exchange offer will be returned, without expense, to you promptly following the settlement date, or as promptly as practicable after termination by us of the exchange offer or your valid withdrawal of your shares of convertible preferred stock.

DETERMINATION OF VALIDITY

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered shares of convertible preferred stock. We reserve

The exchange offer

the absolute right to reject any and all shares of convertible preferred stock not validly tendered or any shares of convertible preferred stock whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of convertible preferred stock must be cured within a time period that we will determine. Neither we, the dealer manager, the information agent, the exchange agent nor any other person will have any duty to give notification of any defects or irregularities, nor will any of us or them incur any liability for failure to give such notification. Tenders of shares of convertible preferred stock will not be considered to have been made until any defects or irregularities have been cured or waived. Any shares of convertible preferred stock received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering owners, via the facilities of DTC, promptly following the expiration date or the termination date.

ACCEPTANCE; EXCHANGE OF SHARES OF CONVERTIBLE PREFERRED STOCK

On the expiration date, the exchange agent will tender to us the number of shares of convertible preferred stock tendered for exchange in the offer whereupon we will deliver to the exchange agent for delivery to tendering holders of the convertible preferred stock the number of shares of our common stock into which the shares of convertible preferred stock tendered are convertible in satisfaction of the shares of our common stock the tendering holders are entitled to receive upon exchange of their shares of convertible preferred stock.

We will issue the common stock upon the terms of the exchange offer and applicable law upon exchange of shares of convertible preferred stock validly tendered in the exchange offer promptly after the expiration date and our acceptance of the validly tendered convertible preferred stock. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered shares of convertible preferred stock or defectively tendered shares of convertible preferred stock with respect to which we have waived such defect, when, as and if we give written or oral notice of such acceptance to the exchange agent.

We will pay for shares of convertible preferred stock accepted for exchange by us pursuant to the exchange offer by depositing our common stock with the exchange agent. The exchange agent will act as your agent for the purpose of receiving our common stock from us and transmitting such common stock to you.

In all cases, issuance of shares of common stock for shares of convertible preferred stock accepted for exchange by us pursuant to the exchange offer will be made promptly after the expiration date and will be credited by the exchange agent to the appropriate account at DTC, subject to receipt by the exchange agent of:

➢	timely confirmation of a book-entry transfer of the shares of convertible preferred stock into the exchange agent’s account at DTC, pursuant to the procedures set forth in “—Procedures for Tendering” above;

➢	a properly transmitted agent’s message; and

➢	any other documents required by the letter of transmittal.

By tendering shares of convertible preferred stock pursuant to the exchange offer, the holder will be deemed to have represented and warranted that such holder has full power and authority to tender, sell, assign and transfer the shares of convertible preferred stock tendered thereby and that when such shares of convertible preferred stock are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse

The exchange offer

claim or right. The holder will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the exchange agent or by us to be necessary or desirable to complete the sale, assignment and transfer of the shares of convertible preferred stock tendered thereby.

By tendering shares of convertible preferred stock pursuant to the exchange offer, the holder will be deemed to have agreed that the delivery and surrender of the shares of convertible preferred stock is not effective, and the risk of loss of the shares of convertible preferred stock does not pass to the exchange agent, until receipt by the exchange agent of a properly transmitted agent’s message together with all accompanying evidences of authority and any other required documents in form satisfactory to us.

RETURN OF UNACCEPTED SHARES OF CONVERTIBLE PREFERRED STOCK

If any tendered shares of convertible preferred stock are not accepted for payment for any reason pursuant to the terms and conditions of the exchange offer, such shares of convertible preferred stock will be returned without expense to the tendering holder or, in the case of shares of convertible preferred stock tendered by book-entry transfer, such shares of convertible preferred stock will be credited to an account maintained at DTC, designated by the participant therein who so delivered such shares of convertible preferred stock, in each case, promptly following the expiration date or the termination of the exchange offer. Any tendered shares of convertible stock that are not accepted for payment will be deemed to have consented to the Convertible Preferred Stock Amendment, even after such shares have been returned to the tendering holder or credited to the account maintained at DTC as described above. If tendering holders do not wish to consent to the Convertible Preferred Stock Amendment, they must withdraw their shares of convertible preferred stock deposited with the exchange agent on or prior to the expiration of the exchange offer.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENT

The exchange offer will expire at 11:59 p.m., New York City time, on          , 2009, unless we have extended the period of time that the exchange offer is open (such date and time, as the same may be extended, the “expiration date”). The expiration date will be at least 20 business days after the beginning of the exchange offer, as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any shares of convertible preferred stock in accordance with applicable law, by giving oral or written notice to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all shares of convertible preferred stock previously tendered will remain subject to the exchange offer unless properly withdrawn.

In addition, we reserve the right to:

➢	terminate or amend the exchange offer and not to accept for exchange any shares of convertible preferred stock not previously accepted for exchange upon the occurrence of any of the events specified above under “—Conditions of the Exchange Offer” that have not been waived by us; and

➢	amend the terms of the exchange offer in any manner permitted or not prohibited by law.

If we terminate or amend the exchange offer, we will notify the exchange agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment. Upon termination of the exchange offer for any reason, any shares of convertible preferred stock previously tendered in the exchange offer and any shares of convertible preferred stock deposited with the exchange agent for the purpose of giving your Consent will be promptly returned to the tendering holders.

If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will promptly disseminate

The exchange offer

disclosure regarding the changes to the exchange offer and extend the exchange offer, each if required by law, to ensure that the exchange offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the liquidation preference of convertible preferred stock sought or the exchange offer consideration, including the number of shares of our common stock offered in the exchange, we will promptly disseminate disclosure regarding the changes and extend the exchange offer, each if required by law, to ensure that the exchange offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

If, for any reason, acceptance for purchase of, or payment for, validly tendered shares of convertible preferred stock pursuant to the exchange offer is delayed, or we are unable to accept for purchase or to pay for validly tendered shares of convertible preferred stock pursuant to the exchange offer, then the exchange agent may, nevertheless, on our behalf, retain the tendered shares of convertible preferred stock, without prejudice to our rights described herein, but subject to applicable law and Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the shares of convertible preferred stock tendered promptly after the termination or withdrawal of the exchange offer.

SETTLEMENT DATE

The settlement date in respect of any shares of convertible preferred stock that are validly tendered prior to the expiration date and accepted by us is expected to occur promptly following the expiration date and is anticipated to be on or about          , 2009.

FRACTIONAL SHARES

Fractional shares of our common stock will not be issued in the exchange offer. A holder otherwise entitled to a fractional share of our common stock pursuant to the terms of the exchange offer will receive an amount of cash based upon a price per share of common stock of $     .

WITHDRAWAL OF TENDERS

Shares of convertible preferred stock tendered or deposited with the exchange agent for the purpose of giving your Consent may be validly withdrawn at any time before the expiration date, but not thereafter. If the exchange offer is terminated, the shares of convertible preferred stock tendered pursuant to the exchange offer will be promptly returned to the tendering holders.

For a withdrawal of shares of convertible preferred stock to be effective, the exchange agent must receive a written or facsimile transmission containing a notice of withdrawal before the expiration date by a properly transmitted “Request Message” through ATOP. Such notice of withdrawal must (i) specify the name of the holder of shares of convertible preferred stock who tendered the shares of convertible preferred stock to be withdrawn, (ii) contain a description of the shares of convertible preferred stock to be withdrawn and the number of shares of convertible preferred stock, (iii) contain a statement that such holder of shares of convertible preferred stock is withdrawing the election to tender their shares of convertible preferred stock, and (iv) be signed by the holder of such shares of convertible preferred stock in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares of convertible preferred stock. Any notice of withdrawal must identify the shares of convertible preferred stock to be withdrawn, including the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC. Withdrawal of shares of convertible preferred stock may only be accomplished in accordance with the foregoing procedures. If you withdraw your shares of convertible preferred stock, you will automatically revoke any Consent that you delivered with respect to those withdrawn shares of convertible preferred stock.

The exchange offer

Properly withdrawn shares of convertible preferred stock or any shares of convertible preferred stock deposited with the exchange agent for the purpose of giving your Consent but not for the purpose of tendering such shares of convertible preferred stock for exchange in the exchange offer may be re-tendered or tendered, as applicable, at any time before the expiration date by following the procedures described under “—Procedures for Tendering.”

If you wish to withdraw shares of convertible preferred stock or any shares of convertible preferred stock deposited with the exchange agent for the purpose of giving your Consent that you previously tendered or deposited with the exchange agent but did not tender, as applicable, through a bank, broker, custodian or other nominee, you should contact your bank, broker, custodian, commercial bank, trust company or other nominee for instructions on how to withdraw your shares of convertible preferred stock.

We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender, in our sole discretion, which determination shall be final and binding. None of the Company, the dealer manager, the information agent, the exchange agent, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

FUTURE PURCHASES

Following completion of the exchange offer, we or our affiliates may repurchase additional shares of convertible preferred stock that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of shares of convertible preferred stock that remain outstanding after the exchange offer may be on terms that are more or less favorable than the exchange offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any shares of convertible preferred stock other than pursuant to the exchange offer until 10 business days after the expiration date of the exchange offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

ACCOUNTING TREATMENT

The exchange by holders of our convertible preferred stock for common stock will be accounted for as an induced conversion. We will increase our common stock and additional paid-in-capital by the carrying (liquidation) value of the amount of convertible preferred stock exchanged. The fair value of our common stock issued in excess of the fair value of securities issuable pursuant to the original exchange terms will be treated as a reduction to our retained earnings and net income available to common shareholders for earnings per share purposes.

COMPLIANCE WITH SECURITIES LAWS

We are making the exchange offer to all holders of outstanding shares of convertible preferred stock. We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to, nor will tenders of shares of convertible preferred stock be accepted from or on behalf of, the holders of shares of convertible preferred stock residing in any such jurisdiction. The exchange offer will not be made in any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares of common stock in any jurisdiction where

The exchange offer

action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with our shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this prospectus, the distribution of this prospectus, and the resale of the shares of common stock.

EXCHANGE AGENT AND INFORMATION AGENT

MacKenzie Partners, Inc. has been appointed as the exchange agent and information agent for the exchange offer. We have agreed to pay MacKenzie Partners, Inc. reasonable and customary fees for its services and will reimburse MacKenzie Partners, Inc. for its reasonable out-of-pocket expenses. All required documents should be sent or delivered to the exchange agent at the address set forth on the back cover of this prospectus. Any questions and requests for assistance, or requests for additional copies of this prospectus, the letter of transmittal and other related documents should be directed to the information agent at the address set forth on the back cover of this prospectus.

SOLICITING DEALER FEE

With respect to any tender of shares of convertible preferred stock, we will pay the relevant soliciting dealer a fee of 0.50% of the aggregate liquidation preference accepted for exchange (the “Soliciting Dealer Fee”). In order to be eligible to receive the Soliciting Dealer Fee, a properly completed soliciting dealer form must be delivered by the relevant soliciting dealer to the exchange agent prior to the expiration date. We will, in our sole discretion, determine whether a broker has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders). Other than the foregoing, no fees or commissions have been or will be paid by us to any broker, dealer or other person, other than the dealer manager, the information agent and the exchange agent, in connection with the exchange offer.

A soliciting dealer is a retail broker designated in the soliciting dealer form and is:

1.  a broker or dealer in securities which is a member of any national securities exchange in the United States or of FINRA; or

2.  a bank or trust company located in the United States.

Soliciting dealers will include any of the organizations described above even when the activities of such organization in connection with the exchange offer consist solely of forwarding to clients materials relating to the exchange offer and tendering shares of convertible preferred stock as directed by beneficial owners thereof. Each soliciting dealer will confirm that each holder of shares of convertible preferred stock that it solicits has received a copy of this prospectus and the consent solicitation statement relating to the Consent, or concurrently with such solicitation provide the holder with a copy of this prospectus and such consent solicitation statement. No soliciting dealer is required to make any recommendation to holders of shares of convertible preferred stock as to whether to tender or refrain from tendering in the exchange offer. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the exchange offer included any activities other than those described in this paragraph. For all purposes noted in materials relating to the exchange offer, the term “solicit” shall be deemed to mean no more than “processing shares of convertible preferred stock tendered” or “forwarding to customers material regarding the exchange offer.”

The exchange offer

Soliciting dealers are not entitled to a Soliciting Dealer Fee with respect to shares of convertible preferred stock beneficially owned by such soliciting dealer or with respect to any shares of convertible preferred stock that are registered in the name of a soliciting dealer unless such shares of convertible preferred stock are held by such soliciting dealer as nominee and are tendered for the beneficial owner of such shares of convertible preferred stock.

Soliciting dealers should take care to ensure that proper records are kept to document their entitlement to any Soliciting Dealer Fee. We and the exchange agent reserve the right to require additional information at our discretion, as deemed warranted.

DEALER MANAGER

The dealer manager for the exchange offer is UBS Securities LLC. As dealer manager for the exchange offer, UBS Securities LLC will perform services customarily provided by investment banking firms acting as dealer managers of exchange offers of a like nature, including, but not limited to, soliciting tenders of shares of convertible preferred stock pursuant to the exchange offer and communicating generally regarding the exchange offer with banks, brokers, custodians, nominees and other persons, including the holders of the shares of convertible preferred stock. We will pay the dealer manager reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

FEES AND EXPENSES

Tendering holders of outstanding shares of convertible preferred stock will not be required to pay any expenses of soliciting tenders in the exchange offer. However, if a tendering holder handles the transactions through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions. We will bear the fees and expenses of soliciting tenders for the exchange offer. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by our officers and other employees. We will also pay the information agent and the exchange agent reasonable out-of-pocket expenses and we will indemnify each of the information agent and the exchange agent against certain liabilities and expenses in connection with the exchange offer, including liabilities under the federal securities laws.

TRANSFER TAXES

Holders who tender their shares of convertible preferred stock for exchange will not be obligated to pay any transfer taxes. If, however:

➢	shares of our common stock are to be delivered to, or issued in the name of, any person other than the registered owner of the tendered shares of convertible preferred stock; or

➢	the shares of convertible preferred stock are registered in the name of any person other than the person signing the letter of transmittal,

➢	then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

The exchange offer

NO APPRAISAL RIGHTS

No appraisal or dissenters’ rights are available to holders of shares of convertible preferred stock under applicable law in connection with the exchange offer.

FAIRNESS OPINION

We are not making a recommendation as to whether you should exchange your shares of convertible preferred stock in the exchange offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the shares of convertible preferred stock for purposes of negotiating the exchange offer or preparing a report concerning the fairness of the exchange offer. The value of the common stock to be issued in the exchange offer may not equal or exceed the value of the shares of convertible preferred stock tendered. You must make your own independent decision regarding your participation in the exchange offer.

Market price, dividend and distribution information

COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “DRL.” As of                , 2009, we had           shares of our common stock outstanding and approximately      holders of our common stock. The table below sets forth, for the periods indicated, the high and low closing prices. All share price and dividend per share information has been adjusted to reflect a 1-for-20 reverse stock split effective August 17, 2007.

	Common stock
	High	Low

2009:
First Quarter	$8.44	$1.80
Second Quarter	5.21	1.74
Third Quarter	4.26	1.83
Fourth Quarter (through October 7, 2009)	3.80	3.42
2008:
First Quarter	$22.42	$17.53
Second Quarter	24.03	13.54
Third Quarter	17.80	10.90
Fourth Quarter	11.48	5.10
2007:
First Quarter	$55.80	$24.20
Second Quarter	38.00	20.00
Third Quarter	32.35	12.78
Fourth Quarter	24.88	15.50

On October 7, 2009 the closing price of our common stock, as reported by the New York Stock Exchange, was $3.80 per share. We have not declared or paid dividends on our common stock since the first quarter of 2006. Our ability to pay dividends on our common stock in the future is limited by various regulatory requirements and policies of bank regulatory agencies having jurisdiction over the Company and its banking subsidiaries, the certificates of designation of the Company’s outstanding preferred stock, its earnings, cash resources and capital needs, general business conditions and other factors deemed relevant by our board of directors. Under an existing consent order with the Federal Reserve, we are restricted from paying dividends on our capital stock without the prior written approval of the Federal Reserve. We are required to request permission for the payment of dividends on our common stock and preferred stock not less than 30 days prior to a proposed dividend declaration date.

Market price, dividend and distribution information

CONVERTIBLE PREFERRED STOCK

Our convertible preferred stock is currently not listed on any exchange and any market in our convertible preferred stock may be characterized as illiquid and irregular. As of October 7, 2009, we had 1,081,014 shares of our convertible preferred stock outstanding. The convertible preferred stock is traded on a limited or sporadic basis and there is no established public trading market for the convertible preferred stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of the convertible preferred stock as reported in the OTC market on Bloomberg and the cash dividends declared per share of our convertible preferred stock.

	4.75% Perpetual cumulative
	convertible preferred stock
	High	Low	Dividends

2009:
First Quarter	$125.00	$2.00	$2.9688
Second Quarter	70.00	7.00	—
Third Quarter	—	—	—
Fourth Quarter (through October 7, 2009)	—	—	—
2008:
First Quarter	$100.00	$97.03	$2.9688
Second Quarter	103.00	92.00	2.9688
Third Quarter	93.50	83.25	2.9688
Fourth Quarter	83.56	70.50	2.9688
2007:
First Quarter	$132.00	$89.00	$2.9688
Second Quarter	145.25	125.25	2.9688
Third Quarter	142.03	140.00	2.9688
Fourth Quarter	132.00	125.60	2.9688

Our shares of convertible preferred stock are not traded on any exchange but instead are traded in the over-the-counter market, and the price quotations are reported by Bloomberg, through the Pink Sheets LLC or by other sources. The extent of the public market for shares of the preferred stock and the availability of such quotations, however, depend upon the number of holders and/or the aggregate market value of the shares of convertible preferred stock remaining at such time, the interest in maintaining a market in the shares of convertible preferred stock on the part of securities firms and other factors. The last reported bid quotation of our convertible preferred stock, as reported on by Bloomberg on        , 2009, was $   per share.

On March 20, 2009, our board of directors announced that it had suspended the declaration and payment of all dividends on all outstanding preferred stock. The suspension of dividends for our noncumulative preferred stock is effective and commenced with the dividends for the month of April 2009. The suspension of dividends for our convertible preferred stock is effective and commenced with the dividends for the second quarter of 2009 that would have been payable on June 15, 2009.

Future dividends, if any, will be payable on our convertible preferred stock only when, as and if declared by our board of directors, and will be dependent upon business conditions, earnings, our cash requirements, regulatory requirements (including the prior approval of the Federal Reserve Board under the consent order, if still in effect), the terms of restrictive covenants applicable under our financing agreements, and other relevant factors.

Comparison of rights between the convertible preferred stock and our common stock

The following describes the material differences between the rights of holders of the shares of convertible preferred stock and common stock as currently in effect (prior to receipt of the Consent for the proposed Convertible Preferred Stock Amendment which, if approved, would affect holders of the shares of the convertible preferred stock). While we believe that the description covers the material differences between the shares of convertible preferred stock and common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus and the other documents we refer to for a more complete understanding of the differences between being a holder of shares of convertible preferred stock and common stock. Certain rights of the holders of convertible preferred stock would be affected by the Convertible Preferred Stock Amendment (if approved); see “Summary—Convertible Preferred Stock Amendment” and “The exchange offer—Convertible Preferred Stock Consent.”

Provision Applicable to Holders of Convertible Preferred Stock	Provision Applicable to Holders of Common Stock

Governing Document

Holders of convertible preferred stock have their rights set forth in, and you may enforce your rights under, the Puerto Rico General Corporation Law and our certificate of incorporation, including the certificate of designation with respect to the convertible preferred stock.	Holders of shares of our common stock have their rights set forth in, and may enforce their rights under, Puerto Rico General Corporation Law and our certificate of incorporation and bylaws.

Dividends

Holders of convertible preferred stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative quarterly dividends, as described in the section of this prospectus entitled “Description of preferred stock—Convertible Preferred Stock—Dividends.”	Subject to the preferential rights of preferred stock, holders of common stock are entitled to receive ratable dividends as declared by our board of directors from time to time at its sole discretion, out of funds legally available for such purpose.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution of the Company’s assets (whether capital or surplus) shall be made to or set apart for the holders of junior stock, the then record holders of convertible preferred stock shall be entitled to receive $250.00 per share of convertible preferred stock plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid thereon to the date of final distribution to such holders. See	In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Comparison of rights between the convertible preferred stock and our common stock

“Description of preferred stock—Convertible Preferred Stock—Liquidation preference.”

Ranking

The convertible preferred stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank (i) senior to all classes of common stock of the Company and to all other equity securities issued by the Company the terms of which specifically provide that such equity securities will rank junior to the convertible preferred stock; (ii) on a parity with all other equity securities issued by the Company the terms of which specifically provide that such equity securities will rank on a parity with the convertible preferred stock; (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities will rank senior to the convertible preferred stock; and (iv) junior to all existing and future debt obligations of the Company. See “Description of the preferred stock—Convertible Preferred Stock—Rank.”	In the event of our liquidation, dissolution or winding up, our common stock would rank below all outstanding preferred stock. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

The common stock ranks junior to the preferred stock with respect to the payment of dividends.

Redemption

N/A	N/A

Conversion Rights

Each share of convertible preferred stock shall be convertible into a number of fully paid and non-assessable shares of common stock at a conversion rate as of the date of this prospectus of 0.31428 shares of common stock for each share of convertible preferred stock, subject to adjustments as described under “Description of the preferred stock—Convertible Preferred Stock—Conversion rate adjustments” in effect on the date notice of conversion is given. A holder’s right to convert its shares of convertible preferred stock will arise only upon the occurrence of any of the following events (i) certain trading price of our common stock, (ii) occurrence of certain corporate transactions, (iii) certain distributions, or (iv) delisting of the common stock. See “Description of the preferred stock—Convertible Preferred Stock—Conversion”. The Company shall have the option to cause the convertible preferred stock to be converted into	N/A

Comparison of rights between the convertible preferred stock and our common stock that number of shares of common stock that are issuable at the conversion price in effect on the day notice of conversion is given as set forth below, but only if the closing sale price of the common stock for 20 trading days within a period of 30 consecutive trading days ending on a trading day that is not more than two trading days prior to the date the Company gives notice of its intention to convert exceeds 130% of the conversion price in effect on each such trading day. In addition, if there are less than 120,000 shares of convertible preferred stock outstanding, the Company may, at its option, with the prior approval of the Federal Reserve Board, cause the convertible preferred stock to be automatically converted into a certain number of shares of common stock. See “Description of the preferred stock—Convertible Preferred Stock—Conversion at the option of the Company.”

Voting Rights

If the Company does not pay dividends in full on the convertible preferred stock for consecutive dividend periods containing in the aggregate a number of days equivalent to six fiscal quarters, the holders of shares of convertible preferred stock, together with the holders of any other shares of stock of the Company having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class without regard to series, will be entitled to appoint two additional members of the board of directors of the Company, to remove any such member from office and to appoint another person in place of such member.	Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Any amendment, alteration or repeal of the rights, preferences and privileges of the convertible preferred stock by way of amendment of the Company’s Certificate of Incorporation whether by merger or otherwise which would materially and adversely affect the powers, preferences or special rights of the convertible preferred stock shall not be effective except with the consent in writing of the holders of at least two thirds of the outstanding aggregate liquidation preference of the outstanding shares of convertible preferred stock or with the sanction of a special resolution passed at a separate general meeting by the holders of at

Comparison of rights between the convertible preferred stock and our common stock least two thirds of the aggregate liquidation preference of the outstanding shares of convertible preferred stock. See “Description of preferred stock—Convertible Preferred Stock—Voting rights.”

Listing

The convertible preferred stock is not listed for trading on any exchange.	Our common stock is listed and traded on the New York Stock Exchange under the symbol “DRL”.

Description of capital stock

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Available information.”

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

Our authorized capital stock consists of 97,500,000 shares of common stock, par value $.01 per share, and 40,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there were 57,764,002 shares of common stock outstanding and 7,709,704 shares of preferred stock outstanding, comprised of 1,266,827 shares of our 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A preferred stock”), 1,782,661 shares of our 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B preferred stock”), 3,579,202 shares of our 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C preferred stock” and, together with the Series A preferred stock and the Series B preferred stock, the “noncumulative preferred stock”), and 1,081,014 shares of our 4.75% Perpetual Cumulative Convertible Preferred Stock (“convertible preferred stock”).

COMMON STOCK

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

As of the date of this prospectus, we have 32,290,296 shares of authorized but unissued preferred stock which are undesignated. Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

ANTI-TAKEOVER PROVISIONS

Our certificate of incorporation, bylaws and banking laws include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

Description of capital stock

These provisions include an authorized blank check preferred stock and the availability of authorized but unissued common stock.

Regulatory restrictions under banking laws.

The regulatory restrictions described in the “Regulation and Supervision” section of this prospectus may have the effect of discouraging takeover attempts against the Company and may limit the ability of persons, other than the Company directors duly authorized by the Company’s board of directors, to solicit or exercise proxies, or otherwise exercise voting rights, in connection with matters submitted to a vote of the Company’s stockholders.

SHAREHOLDER ACTION

Except as otherwise provided by law or in our certificate of incorporation or bylaws, all questions submitted to shareholders will be decided by a majority of the votes cast.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC is the transfer agent and registrar for our common stock, our noncumulative preferred stock, and our convertible preferred stock.

Description of the preferred stock

The following is a summary of certain provisions of the certificates of designation for our noncumulative preferred stock and our convertible preferred stock as currently in effect (prior to receipt of the consent for the Convertible Preferred Stock Amendment which, if approved, would affect holders of the shares of the convertible preferred stock). A copy of the certificates of designation and the form of preferred stock share certificates are available upon request from Doral at the address set forth under “Available information.” The following summary of the terms of our preferred stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificates of designation. As used in this section, the terms “Doral,” the “Company,” “us,” “we” or “our” refer to Doral Financial Corporation and not any of its subsidiaries. Certain rights of the holders of convertible preferred stock would be affected by the Convertible Preferred Stock Amendment (if approved); see “Summary—Convertible Preferred Stock Amendment” and “The exchange offer—Convertible Preferred Stock Consent.”

GENERAL

Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 40,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, and to determine the designations, preferences, limitations and relative or other rights of the preferred stock or any series thereof. For each series, the board of directors shall determine the designations, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(a)  The rates or rates (which may be floating, variable or adjustable), or the method of determining such rate or rates and the times and manner of payment of dividends, if any (and whether such payment should be in cash or securities);

(b)  Whether shares may be redeemed or purchased, in whole or in part, at the option of the holder or the Company and, if so, the price or prices and the terms and conditions of such redemption or purchase;

(c)  The amount payable upon shares in the event of voluntary or involuntary liquidation, dissolution or other winding up of the Company;

(d)  Sinking fund provisions, if any, for the redemption or purchase of shares;

(e)  The terms and conditions, if any, on which shares may be converted or exchanged into shares of common stock or other capital stock or securities of the Company;

(f)  Voting rights, if any; and

(g)  Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the laws of the Commonwealth of Puerto Rico.

All shares of preferred stock (i) shall rank senior to the common stock in respect of the right to receive dividends and the right to receive payments out of the assets of the Company upon voluntary or involuntary liquidation, dissolution or winding up of the Company, (ii) shall be of equal rank, regardless of series, and (iii) shall be identical in all respects except as provided in (a) through (g) above. The shares of any series of preferred stock shall be identical with each other in all respects except as to the dates from and after which dividends thereof shall be cumulative. In case the stated dividends or the amounts payable on liquidation are not paid in full, the shares of all series of preferred stock shall share ratably in the payment of dividends, including accumulations, if any, in accordance with the sums which would be payable on said shares if all dividends were declared and paid in full, and in any distribution

Description of the preferred stock

of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

The board of directors shall have the authority to determine the number of shares that will comprise each series. Unless otherwise provided in the resolution establishing such series, all shares of preferred stock redeemed, retired by sinking fund payment, repurchased by the Company or converted into common stock shall have the status of authorized but unissued shares of preferred stock undesignated as to series.

No holder of shares of preferred stock shall be entitled as a matter of right to subscribe for or purchase, or have any preemptive right with respect to, any part of any new or additional issue of stock of any class whatsoever, or of securities convertible into any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend.

NONCUMULATIVE PREFERRED STOCK

Dividends

When, as and if declared by the board of directors of the Company or an authorized committee thereof, out of funds of the Company legally available therefor, holders of record of the (i) Series A preferred stock will be entitled to receive, noncumulative cash dividends at the annual rate per share of 7% of their liquidation preferences, or $0.2917 per share per month, (ii) Series B preferred stock will be entitled to receive, noncumulative cash dividends at the annual rate per share of 8.35% of their liquidation preferences, or $0.173958 per share per month, and (iii) Series C preferred stock will be entitled to receive, noncumulative cash dividends at the annual rate per share of 7.25% of their liquidation preferences, or $0.151042 per share per month, with each aggregate payment made to each record holder of the noncumulative preferred stock being rounded to the next lowest cent.

Dividends on the noncumulative preferred stock will be noncumulative. The Company is not obligated or required to declare or pay dividends on the noncumulative preferred stock, even if it has funds available for the payment of such dividends. If the board of directors of the Company or an authorized committee thereof does not declare a dividend payable on a dividend payment date in respect of the noncumulative preferred stock, then the holders of such noncumulative preferred stock shall have no right to receive a dividend in respect of the monthly dividend period ending on such dividend payment date and the Company will have no obligation to pay the dividend accrued for such monthly dividend period or to pay any interest thereon, whether or not dividends on such noncumulative preferred stock are declared for any future monthly dividend period.

So long as any shares of the noncumulative preferred stock remain outstanding, the Company shall not declare, set apart or pay any dividend or make any other distribution of assets (other than dividends paid or other distributions made in stock of the Company ranking junior to the noncumulative preferred stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Company ranking junior to the noncumulative preferred stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company), shares of common stock or of any other class of stock of the Company ranking junior to the noncumulative preferred stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, unless (i) all accrued and unpaid dividends on the noncumulative preferred stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously and the full monthly dividend on the noncumulative preferred stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and (ii) the Company has not defaulted in the payment of the redemption price of any shares of noncumulative preferred stock called for redemption.

Description of the preferred stock

When dividends are not paid in full on noncumulative preferred stock and any other shares of stock of the Company ranking on a parity as to the payment of dividends with the noncumulative preferred stock, all dividends declared upon the noncumulative preferred stock and any such other shares of stock of the Company will be declared pro rata so that the amount of dividends declared per share on the noncumulative preferred stock and any such other shares of stock will in all cases bear to each other the same ratio that (i) with respect to Series A preferred stock, the liquidation preference per share of the Series A preferred stock and any such other shares of stock bear to each other, and (ii) with respect to Series B preferred stock and Series C preferred stock, the accrued dividends per share on the Series B preferred stock and Series C preferred stock, respectively, for the then current dividend period bears to the accrued dividends per share on such other shares of stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend).

Holders of record of the noncumulative preferred stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the dividends provided for in the respective certificate of designations on the shares of noncumulative preferred stock.

Conversion

The noncumulative preferred stock will not be convertible into or exchangeable for any other securities of the Company.

Redemption at the option of the Company

The shares of the noncumulative preferred stock will be redeemable in whole or in part from time to time at the option of the Company, with the consent of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent required by the last paragraph of this section, upon not less than thirty nor more than sixty days’ notice by mail, at the redemption prices set forth below, plus accrued and unpaid dividends from the dividend payment date immediately preceding the redemption date (without any cumulation for unpaid dividends for prior dividend periods) to the date fixed for redemption.

Year	Redemption Price

Series A preferred stock	$50.00
Series B preferred stock	$25.00
Series C preferred stock	$25.00

In the event that less than all of the outstanding shares of the noncumulative preferred stock are to be redeemed in any redemption at the option of the Company, the total number of shares to be redeemed in such redemption shall be determined by the board of directors and the shares to be redeemed shall be allocated pro rata or by lot as may be determined by the board of directors or by such other method as the board of directors may approve and deem equitable, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the noncumulative preferred stock may at the time be listed or eligible for quotation.

Any shares of noncumulative preferred stock which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of preferred stock, without designation as to series, until such shares are once more designated as part of a particular series by the board of directors.

To the extent required to have noncumulative preferred stock treated as Tier 1 capital for bank regulatory purposes or otherwise required by applicable regulations of the Federal Reserve Board, the shares of noncumulative preferred stock may not be redeemed by the Company without the prior consent of the Federal Reserve Board.

Description of the preferred stock

Liquidation preference

Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the then record holders of shares of noncumulative preferred stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of the Company ranking junior upon liquidation to the noncumulative preferred stock, distributions upon liquidation in the amount of (i) with respect to Series A preferred stock, $50 per share, and (ii) with respect to Series B preferred stock and Series C preferred stock, $25 per share, plus in respect of both clauses (i) and (ii) an amount equal to any accrued and unpaid dividends (without any cumulation for unpaid dividends for prior dividend periods) for the current monthly dividend period to the date of payment. Such amount shall be paid to the holders of the noncumulative preferred stock prior to any payment or distribution to the holders of the common stock of the Company or of any other class of stock or series thereof of the Company ranking junior to the noncumulative preferred stock in respect of dividends or as to the distribution of assets upon liquidation.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the noncumulative preferred stock and any other shares of stock of the Company ranking as to any such distribution on a parity with the noncumulative preferred stock are not paid in full, the holders of the noncumulative preferred stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full liquidation preferences to which each is entitled. After payment of the full amount of the liquidation preference to which they would otherwise be entitled, the holders of shares of noncumulative preferred stock will not be entitled to any further participation in any distribution of assets of the Company.

Neither the consolidation or merger of the Company with any other corporation, nor any sale, lease or conveyance of all or any part of the property or business of the Company, shall be deemed to be a liquidation, dissolution, or winding up of the Company.

Voting rights

Except as described in this section, or except as required by applicable law, holders of the noncumulative preferred stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of the Company.

If the Company does not pay dividends in full on the noncumulative preferred stock for eighteen consecutive monthly dividend periods, the holders of outstanding shares of the noncumulative preferred stock, together with the holders of any other shares of stock of the Company having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class without regard to series, will be entitled, by written notice to the Company given by the holders of a majority in liquidation preference of such shares or by ordinary resolution passed by the holders of a majority in liquidation preference of such shares present in person or by proxy at a separate general meeting of such holders convened for the purpose, to appoint two additional members of the board of directors of the Company, to remove any such member from office and to appoint another person in place of such member. Not later than 30 days after such entitlement arises, if written notice by a majority of the holders of such shares has not been given as provided for in the preceding sentence, the board of directors or an authorized committee thereof will convene a separate general meeting for the above purpose. If the board of directors or such authorized committee fails to convene such meeting within such 30-day period, the holders of 10% of the outstanding shares of the noncumulative preferred stock and any such other stock will be entitled to convene such meeting. The provisions of the Certificate of Incorporation and bylaws of the Company relating to the convening and conduct of general meetings of stockholders will apply with respect to any such separate general meeting. Any member of the board of directors so appointed shall vacate office if, following the event which gave rise

Description of the preferred stock

to such appointment, the Company shall have resumed the payment of dividends in full on the noncumulative preferred stock and each such other series of stock for twelve consecutive monthly dividend periods.

Any amendment, alteration or repeal of the rights, preferences and privileges of any series of the noncumulative preferred stock by way of amendment of the Company’s Certificate of Incorporation whether by merger or otherwise (including, without limitation, the authorization or issuance of any shares of the Company ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to such series of the noncumulative preferred stock) which would materially and adversely affect the powers, preferences or special rights of any of the series of the noncumulative preferred stock shall not be effective (unless otherwise required by applicable law) except with the consent in writing of the holders of at least two thirds of the outstanding aggregate liquidation preference of the outstanding shares of such series of noncumulative preferred stock or with the sanction of a special resolution passed at a separate general meeting by the holders of at least two thirds of the aggregate liquidation preference of the outstanding shares of such series of noncumulative preferred stock. Notwithstanding the foregoing, the Company may, without the consent or sanction of the holders of the noncumulative preferred stock, authorize and issue shares of the Company ranking, as to dividend rights and rights on liquidation, winding up and dissolution, on a parity with or junior to the noncumulative preferred stock. In the case of the Series B preferred stock and the Series C preferred stock, the foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Series B preferred stock and Series C preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

No vote of the holders of the noncumulative preferred stock will be required for the Company to redeem or purchase and cancel the noncumulative preferred stock in accordance with the Certificate of Incorporation of the Company.

The Company will cause a notice of any meeting at which holders of any series of preferred stock are entitled to vote to be mailed to each record holder of such series of preferred stock. Each such notice will include a statement setting forth (i) the date of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for deliveries of proxies.

Except as set forth in this section, holders of noncumulative preferred stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote as set forth herein) for taking any corporate action.

Rank

The noncumulative preferred stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Company and to all other equity securities issued by the Company the terms of which specifically provide that such equity securities will rank junior to the noncumulative preferred stock (or to a number of series of preferred stock which includes the noncumulative preferred stock); (ii) on a parity with all other equity securities issued by the Company the terms of which specifically provide that such equity securities will rank on a parity with the noncumulative preferred stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities will rank senior to the noncumulative preferred stock (or to a number of series of preferred stock which includes the noncumulative preferred stock). For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

Description of the preferred stock

No preemptive rights

Holders of the noncumulative preferred stock will have no preemptive or preferential rights to purchase any securities of the Company.

No repurchase at the option of holders; miscellaneous

Holders of noncumulative preferred stock will have no right to require the Company to redeem or repurchase any shares of noncumulative preferred stock, and the shares of noncumulative preferred stock are not subject to any sinking fund or similar obligation. The Company may, at its option, purchase shares of the noncumulative preferred stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

CONVERTIBLE PREFERRED STOCK

Dividends

If declared at the option of our board of directors, holders of record of the convertible preferred stock will be entitled to receive cash dividends in the amount of $11.875 per share each year (or $2.96875 per share per quarter), which is equivalent to 4.75% of the liquidation preference of $250 per share, with each aggregate payment made to each record holder of the convertible preferred stock being rounded to the next lowest cent. We are not required to declare or pay dividends on the convertible preferred stock, even if we have funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose. The right of holders of the shares of convertible preferred stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

Dividends will be cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends. Dividends on the shares of convertible preferred stock will be payable in cash. The aggregate dividend payment made to each holder will be rounded to the next lowest cent. Holders of convertible preferred stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of cumulative dividends, as herein provided, on the convertible preferred stock.

No dividend shall be declared or paid or set apart for payment or other distribution declared or made, whether in cash, obligations or shares of capital stock of the Company (other than junior stock) or other property, directly or indirectly, upon any shares of junior stock or parity stock, nor shall any shares of junior stock or parity stock be redeemed, repurchased or otherwise acquired for consideration by the Company through a sinking fund or otherwise, unless all accumulated and unpaid dividends through the most recent dividend payment date (whether or not there are funds of the Company legally available for the payment of dividends) on the shares of convertible preferred stock and any parity stock have been or contemporaneously are declared and paid in full or set apart for payment; provided, however, that, notwithstanding any provisions of this paragraph to the contrary, the Company may redeem, repurchase or otherwise acquire for consideration convertible preferred stock and parity stock pursuant to a purchase or exchange offer made on the same terms to all holders of such convertible preferred stock and parity stock.

When dividends are not paid in full, as aforesaid, upon the shares of convertible preferred stock, all dividends declared on the convertible preferred stock and any other parity stock shall be declared and paid pro rata so that the amount of dividends so declared on the shares of convertible preferred stock and each such other class or series of parity stock shall in all cases bear to each other the same ratio as accumulated dividends on the shares of convertible preferred stock and such class or series of parity stock bear to each other which shall not include any accrual in respect to unpaid dividends for prior dividend periods in the case of capital stock that does not have a cumulative dividend.

Description of the preferred stock

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the Company’s assets (whether capital or surplus) shall be made to or set apart for the holders of junior stock, holders of convertible preferred stock shall be entitled to receive $250.00 per share of convertible preferred stock plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid thereon to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the Company’s assets, or proceeds thereof, distributable among the holders of convertible preferred stock are insufficient to pay in full the preferential amount aforesaid and liquidating payments on any parity stock, then such assets, or the proceeds thereof, shall be distributed among the holders of the convertible preferred stock and any other parity stock ratably in accordance with the respective amounts that would be payable on such shares of convertible preferred stock and any such other parity stock if all amounts payable thereon were paid in full.

Neither the consolidation or merger of the Company with any other company, nor any sale, lease or conveyance of all or any part of the property or business of the Company, shall be deemed to be a liquidation, dissolution, or winding up of the Company.

Subject to the rights of the holders of any parity stock, after payment has been made in full to the holders of the convertible preferred stock, as provided in this section, holders of junior stock shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of convertible preferred stock shall not be entitled to share therein.

Voting rights

The holders of record of shares of the convertible preferred stock shall not be entitled to any voting rights except as hereinafter provided in this section, as otherwise provided in the Company’s Certificate of Incorporation, or as otherwise provided by law.

If at any time dividends on any shares of convertible preferred stock or any other class or series of parity stock having like voting rights shall be in arrears for consecutive dividend periods, containing in the aggregate a number of days equivalent to six fiscal quarters, the holders of shares of convertible preferred stock (voting separately as a class with all other series of preferred stock ranking on parity with the convertible preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled, by written notice to the Company given by the holders of a majority in liquidation preference of such shares or by ordinary resolution passed by the holders of a majority in liquidation preference of such shares present in person or by proxy at a separate general meeting of such holders convened for this purpose, to appoint at the next annual meeting of the stockholders of the Company or at a special meeting called for such purpose, whichever is earlier, two of the authorized number of the Company’s directors at the next annual meeting of stockholders and each subsequent meeting until all dividends accumulated on the convertible preferred stock have been fully paid or set aside for payment, to remove any such member from office and to appoint another person in place of such director. The term of office of such directors will terminate immediately upon the termination of the right of the holders of convertible preferred stock to vote for directors. Not later than 30 days after such entitlement arises, if written notice by a majority of the holders of such shares has not been given as provided for in the preceding sentence, the board of directors will convene a separate general meeting for the above purpose. If the board of directors or such authorized committee fails to convene such meeting within such 30-day period, the holders of 10% of the outstanding shares of the convertible preferred stock and any such other stock, considered as a single class, will be entitled to convene such meeting. The provisions of the Certificate of Incorporation and bylaws of the Company relating to the

Description of the preferred stock

convening and conduct of general meetings of stockholders will apply with respect to any such separate general meeting. Any member of the board of directors so appointed shall vacate office if, following the event which gave rise to such appointment, the Company shall have resumed the payment of accumulated dividends in full on the convertible preferred stock and each such other series of stock having similar voting rights.

The affirmative vote of holders of at least two-thirds of the outstanding shares of the convertible preferred stock voting as a separate class, in person or by proxy, at a special meeting called for the purpose, or by written consent in lieu of meeting, shall be required to amend, alter or repeal, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of the Certificate of Incorporation if the amendment would amend, alter or affect the powers, preferences or rights of the convertible preferred stock, so as to materially and adversely affect the holders thereof; provided however, that any increase in the amount of the authorized common stock or authorized preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to the convertible preferred stock as to dividends and upon liquidation will not be deemed to materially and adversely affect such powers, preference or special rights.

Rank

The convertible preferred stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank:

(a)  junior to all existing and future debt obligations of the Company;

(b)  junior to each class or series of capital stock of the Company, the terms of which expressly provide that such class or series ranks senior to the convertible preferred stock as to dividend rights and rights on liquidation, winding up and dissolution of the Company;

(c)  on a parity with the Company’s outstanding noncumulative preferred stock and with any other class or series of capital stock of the Company, the terms of which expressly provide that such class or series ranks on a parity with the convertible preferred stock as to dividend rights and rights on liquidation, winding up and dissolution of the Company; and

(d)  senior to the common stock and any other class or series of capital stock of the Company, the terms of which expressly provide that such class or series ranks junior to the convertible preferred stock as to dividend rights and rights on liquidation, winding up and dissolution of the Company.

Conversion

General.  Each share of convertible preferred stock shall be convertible in accordance with, and subject to, this section into a number of fully paid and non-assessable shares of common stock (as such shares shall then be constituted) at a conversion rate as of the date of this prospectus of 0.31428 shares of common stock for each share of convertible preferred stock, subject to further adjustments as described under “Conversion Rate Adjustments” in effect on the date notice of conversion is given.

A holder of shares of convertible preferred stock may convert any or all of those shares by surrendering to the Company, at the principal office of the Company or at the office of the conversion agent as may be designated by the board of directors, of the certificate or certificates for such shares of the convertible preferred stock to be converted accompanied by a complete and manually signed written notice stating that the holder elects to convert all or a specified whole number of those shares along with (i) appropriate endorsements and transfer documents as required by the registrar or conversion agent, and (ii) if required pursuant to “Dividend and Other Payments Upon Conversion” funds equal to the dividend payable on the next dividend payment date. In case such notice of conversion shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all

Description of the preferred stock

transfer taxes payable upon the issuance of shares of common stock in such name or names. Other than such taxes, the Company shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the convertible preferred stock pursuant hereto. The conversion of the convertible preferred stock will be deemed to have been made on the date (the “conversion date”) such certificate or certificates have been surrendered and the receipt of such notice of conversion and payment of all required transfer taxes, if any (or the demonstration to the satisfaction of the Company that such taxes have been paid). As promptly as practicable following the conversion date, the Company shall deliver or cause to be delivered (i) certificates representing the number of validly issued, fully paid and nonassessable full shares of common stock to which the holder of shares of the convertible preferred stock being converted (or such holder’s transferee) shall be entitled, and (ii) if less than the full number of shares of the convertible preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares being converted. On the conversion date, the rights of the holder of the convertible preferred stock as to the shares being converted shall cease except for the right to receive shares of common stock and the person entitled to receive the shares of common stock shall be treated for all purposes as having become the record holder of such shares of common stock at such time.

In lieu of the foregoing procedures, if the convertible preferred stock is held in global form, you must comply with The Depository Trust Corporation, New York (the “depositary” or “DTC”) procedures to convert your beneficial interest in respect of convertible preferred stock evidenced by a global share of convertible preferred stock as in effect from time to time.

If a holder of shares of convertible preferred stock exercises its conversion rights, such shares will cease to accumulate dividends as of the end of the day immediately preceding the conversion date. Holders of shares of convertible preferred stock who convert their shares into our common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends. Accordingly, shares of convertible preferred stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of convertible preferred stock on a record date for the payment of dividends who converts such shares into shares of common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of convertible preferred stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of convertible preferred stock for conversion.

In connection with the conversion of any shares of the convertible preferred stock, no fractions of shares of common stock shall be issued, but the Company shall pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of the common stock on the conversion date, rounded to the nearest whole cent.

If more than one share of the convertible preferred stock shall be surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares shall be computed on the basis of the total number of shares of the convertible preferred stock so surrendered.

We will (i) at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of the convertible preferred stock such number of its authorized but unissued shares of common stock as shall from time to time be sufficient to permit the conversion of all outstanding shares of the convertible preferred stock; (ii) prior to the delivery of any securities that the Company shall be obligated to deliver upon conversion of the convertible preferred stock, comply with

Description of the preferred stock

all applicable federal and state laws and regulations that require action to be taken by the Company (including, without limitation, the registration or approval, if required, of any shares of common stock to be provided for the purpose of conversion of the convertible preferred stock hereunder); and (iii) ensure that all shares of common stock delivered upon conversion of the convertible preferred stock, upon delivery, be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Events Triggering Conversion Rights.  A holder’s right to convert its shares of convertible preferred stock will arise only upon the occurrence of the events specified in this section.

(a)  Conversion Rights Based on Trading Price of Our Common Stock.  A holder may surrender shares of convertible preferred stock for conversion into shares of common stock in any fiscal quarter of the Company (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter of the Company, the closing sale price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such fiscal quarter is more than 120% of the conversion price (i.e. liquidation preference divided by the conversion rate) as of each such trading day. As of the date of this prospectus, the conversion price is $795.47, and 120% of the conversion price is $954.56. A holder’s right to convert is subject to our option to require conversion. See “Conversion at the option of the Company.”

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the NASDAQ or, if our common stock is not quoted on NASDAQ, on the principal other market on which our common stock is then traded.

The “closing sale price” shall mean with respect to shares of common stock or other capital stock or similar equity interests on any trading day means the closing sale price per share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which shares of common stock or such other capital stock or similar equity interests are traded or, if the shares of common stock or such other capital stock or similar equity interests are not listed on a United States national or regional securities exchange, as reported by NASDAQ or by the National Quotation Bureau Incorporated. In the absence of such quotations, the Company shall be entitled to determine the closing sale price on the basis it considers appropriate. The closing sale price shall be determined without reference to extended or after hours trading.

(b)  Conversion Rights Upon Occurrence of Certain Corporate Transactions.  If the Company is a party to a consolidation, merger or binding share exchange pursuant to which shares of common stock would be converted into cash, securities or other property, each share of convertible preferred stock may be surrendered for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time of the transaction, the right to convert convertible preferred stock into shares of common stock shall be changed into a right to convert such convertible preferred stock into the kind and amount of cash, securities or other property of the Company or another person that the holder would have received if the holder had converted such convertible preferred stock immediately prior to the transaction.

(c)  Conversion Rights Upon Certain Distributions.  If the Company elects to:

(i)  distribute to all holders of any class of common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, common

Description of the preferred stock

stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution, or

(ii)  distribute to all holders of any class of common stock, cash, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 1.5% of the closing sale price of our common stock on the day immediately preceding the declaration date for such distribution; the convertible preferred stock may be surrendered for conversion on the date that the Company gives notice to the holders of such right, which shall not be less than 20 days prior to the time immediately prior to the commencement of “ex-dividend” trading for such distribution on the New York Stock Exchange or such other principal national or regional exchange or market on which the common stock is then listed or quoted for such dividend or distribution, and at any time thereafter until the earlier of close of business on the Business Day immediately preceding the ex-dividend time and the date the Company announces that such dividend or distribution will not take place. Notwithstanding the foregoing, holders shall not have the right to surrender shares of convertible preferred stock for conversion pursuant to this paragraph if they will otherwise participate in the distribution described above without first converting convertible preferred stock into common stock.

(d)  Conversion Upon Delisting of the Common Stock.  A holder may surrender shares of convertible preferred stock for conversion into shares of our common stock if at any time the common stock (or other common stock into which the convertible preferred stock is then convertible) is neither listed for trading on the New York Stock Exchange or another U.S. national securities exchange nor approved for trading on the NASDAQ or any similar United States system of automated dissemination of quotations of securities prices.

Conversion at the option of the Company

The Company shall have the option to cause the convertible preferred stock to be converted into that number of shares of common stock that are issuable at the conversion price in effect on the day notice of conversion is given as set forth below, but only if the closing sale price of the common stock for 20 trading days within a period of 30 consecutive trading days ending on a trading day that is not more than two trading days prior to the date the Company gives notice of its intention to convert exceeds 130% of the conversion price in effect on each such trading day. As of the date of this prospectus, the conversion price is $795.47, and 130% of the conversion price is $1,034.11.

To exercise the option described above, the Company must issue a press release for publication on the Dow Jones News Service (or similar news service if the Dow Jones News Service is no longer in existence) prior to the opening of business no later than the second trading day after the conditions described in the preceding paragraph are met (and only while such conditions are met), announcing the Company’s intention to require conversion. The Company will also give written notice by mail or publication (with subsequent prompt notice by mail) to each holder of record of the convertible preferred stock, announcing the Company’s intention to require conversion, not later than four business days after the date of the press release, stating (i) the conversion date, which will be a date selected by the Company and will be no more than five business days after the date the Company issues the press release; (ii) the number of shares of common stock to be issued upon conversion of each share of convertible preferred stock; and (iii) that dividends on the convertible preferred stock to be converted will cease to accrue on the conversion date.

On or after the conversion date, all dividends on the shares of convertible preferred stock called for conversion shall cease to accrue and all rights of the holders of such shares by reason of the ownership of such shares (except the right to receive the shares of common stock issuable upon conversion thereof), shall cease on the conversion date, and such shares shall not after the conversion date be deemed to be outstanding.

Description of the preferred stock

The dividend payment with respect to the shares of convertible preferred stock called for conversion on a date during the period between the close of business on any record date for the payment of dividends to the close of business on the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date if such share has been converted after such record date and prior to such dividend payment date. Except as provided in the immediately preceding sentence no payment or adjustment will be made upon conversion of convertible preferred stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

The Company may not authorize, issue a press release or give notice of any conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the convertible preferred stock for dividend periods ended prior to the date of such conversion notice shall have been paid in cash.

In addition to the conversion provision described above, if there are less than 120,000 shares of convertible preferred stock outstanding, the Company may, at its option, with the prior approval of the Federal Reserve Board, cause the convertible preferred stock to be automatically converted into that number of shares of common stock equal to $250.00 (the liquidation preference per share of convertible preferred stock) divided by the lesser of the conversion price in effect on the date notice of conversion is given and the average closing sale price of the common stock for the five trading day period ending on the second trading day immediately prior to the conversion date.

Conversion rate adjustments

The conversion rate shall be adjusted from time to time by the Company if any of the following events occur:

(a)  If the Company shall pay a dividend or make a distribution to all holders of the outstanding common stock in shares of our common stock.

(b)  If the Company shall issue rights or warrants to all holders of any class of common stock entitling them (for a period expiring within 45 days after the date fixed for determination of stockholders entitled to receive such rights or warrants) to subscribe for or purchase shares of common stock at a price per share less than the average of the closing sale prices of the common stock for the ten trading days preceding the declaration date for such distribution.

(c)  If the outstanding shares of common stock shall be subdivided into a greater number of shares of common stock, the conversion rate in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased, and conversely, in case outstanding shares of common stock shall be combined into a smaller number of shares of common stock, the conversion rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(d)  If the Company shall, by dividend or otherwise, distribute to all holders of its common stock shares of any class of capital stock of the Company or evidences of its indebtedness or other assets (including securities, but excluding (x) any rights or warrants referred to in paragraph (b) above and (y) any dividend or distribution (I) paid exclusively in cash or (II) referred to in paragraph (a) above).

(e)  If the Company shall, by dividend or otherwise, distribute to all holders of its common stock cash (excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary), then if the sum of the amount of such cash distributions per share of common stock plus the aggregate amount

Description of the preferred stock

of cash distributions per share of common stock in the immediately preceding twelve month period exceeds the greater of:

(i)  the annualized amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such preceding quarterly dividend did not require any adjustment to the conversion rate pursuant to this paragraph (e) (as adjusted to reflect subdivisions, or combinations of the common stock); and

(ii)  1.5% of the average of the closing sale price during the ten trading days immediately prior to the date of declaration of such dividend.

(f)  If a tender or exchange offer made by the Company or any subsidiary for all or any portion of the common stock shall expire and such tender or exchange offer (as amended upon the expiration thereof) shall require the payment to stockholders of consideration per share of common stock having a fair market value (as determined by the board of directors, whose determination shall be conclusive and described in a resolution of the board of directors) that as of the last time (the “expiration time”) tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended) exceeds the closing sale price of a share of common stock on the trading day next succeeding the expiration time.

(g)  If the Company pays a dividend or makes a distribution to all holders of its common stock consisting of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of the Company.

(h)  The Company may make such increases in the conversion rate in addition to those required by paragraphs (a), (b), (c), (d), (e), (f) and (g) as the board of directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. To the extent permitted by applicable law, the Company from time to time may increase the conversion rate by any amount for any period of time if the board of directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. Whenever the conversion rate is increased pursuant to the preceding sentence, the Company shall mail to holders of the convertible preferred stock a notice of the increase prior to the date the increased conversion rate takes effect, and such notice shall state the increased conversion rate and the period during which it will be in effect.

(i)  No adjustment in the conversion rate shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in such rate; provided that any adjustments that by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment. No adjustment need be made for rights to purchase common stock pursuant to a Company plan for reinvestment of dividends or interest or, except as set forth in this section, for any issuance of common stock or convertible or exchangeable securities or rights to purchase common stock or convertible or exchangeable securities. To the extent the securities become convertible into cash, assets, property or securities (other than capital stock of the Company), subject to the following section, no adjustment need be made thereafter as to the cash, assets, property or such securities. Dividends will not accrue on any cash into which the convertible preferred stock is convertible.

Description of the preferred stock

Consolidation, merger and sale of assets.

The Company, without the consent of the holders of any of the outstanding convertible preferred stock may, consolidate with or merge into any other person or convey, transfer or lease all or substantially all of its assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to the Company; provided, however that (a) the successor, transferee or lessee is organized under the laws of the United States, any political subdivision thereof or Puerto Rico and (b) the shares of convertible preferred stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, that the convertible preferred stock had immediately prior to such transaction.

Under any consolidation by the Company with, or merger by it into, any other person or any conveyance, transfer or lease of all or substantially all its assets as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the shares of convertible preferred stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the convertible preferred stock.

Effect of reclassification, consolidation, merger or sale on conversion privilege

If any of the following events occur, namely (i) any reclassification or change of the outstanding shares of common stock (other than a subdivision or combination to which paragraph (c) of the foregoing section applies), (ii) any consolidation, merger or combination of the Company with another person as a result of which holders of common stock shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such common stock, or (iii) any sale or conveyance of all or substantially all of the properties and assets of the Company to any other person as a result of which holders of common stock shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such common stock, then each share of convertible preferred stock shall be convertible, on and after the effective date of such reclassification, change, consolidation, merger, combination, sale or conveyance, into the kind and amount of shares of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock issuable upon conversion of such convertible preferred stock (assuming, for such purposes, a sufficient number of authorized shares of common stock are available to convert all such convertible preferred stock) immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming such holder of common stock did not exercise his rights of election, if any, as to the kind or amount of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance (provided that, if the kind or amount of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance is not the same for each share of common stock in respect of which such rights of election shall not have been exercised (“non-electing share”), then for the purposes of this section the kind and amount of stock, other securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares).

Certain United States federal income tax considerations

The following discussion, to the extent that it addresses matters of United States federal income tax law and regulations or legal conclusions with respect thereto, and subject to the qualifications, assumptions and limitations herein, represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel, as to the material United States federal income tax consequences to U.S. Holders (as defined below) and corporations organized under the laws of Puerto Rico (“PR Corporations”) of the exchange of convertible preferred stock for common stock pursuant to the exchange offer, and the ownership and disposition of common stock acquired in the exchange offer. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not obtained, nor do we intend to obtain, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary applies only to U.S. Holders and PR Corporations that hold the convertible preferred stock, and will hold the common stock, as capital assets, within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any non-United States, state or local jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to a particular holder’s circumstances or to holders that may be subject to special tax rules, including, without limitation, holders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, controlled foreign corporations, passive foreign investment companies, holders who own or are deemed to own 10% or more of our voting stock, U.S. Holders whose “functional currency” is not the United States dollar, partnerships or other pass-through entities for United States federal income tax purposes, holders holding the convertible preferred stock or the common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction, or holders deemed to sell the convertible preferred stock or the common stock under the constructive sale provisions of the Code.

For purposes of this discussion, a U.S. Holder is a beneficial owner of convertible preferred stock or common stock that is, for United States federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury regulations to be treated as a United States person.

The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof), within the meaning of Section 933 of the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds convertible preferred stock or common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a

Certain United States federal income tax considerations

partnership or a partner of a partnership holding convertible preferred stock or common stock, you should consult your tax advisor regarding the tax consequences of the exchange offer and the ownership of common stock.

Under the source of income rules of the Code, dividends on the convertible preferred stock or common stock will constitute gross income from sources outside the United States if less than 25% of our gross income on an ongoing basis is effectively connected with a trade or business in the United States. In every year since our incorporation in 1972, less than 25% of our gross income has been effectively connected with a trade or business in the United States, and we expect that in the future less than 25% of our gross income will be effectively connected with a trade or business in the United States. Dividends on the convertible preferred stock or common stock will constitute gross income from sources outside the United States so long as we continue to meet the gross income test described above. Under current source of income rules of the Code, dividends on the convertible preferred stock or common stock will constitute gross income from sources within Puerto Rico, provided less than 25% of our gross income on an ongoing basis is effectively connected with a trade or business in the United States. The following discussion regarding the income taxation of dividends on the convertible preferred stock or common stock assumes that dividends will constitute income from sources within Puerto Rico.

This summary is for general information purposes only, and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder. You are urged to consult your own tax advisor with regard to the application of the United States federal income tax laws, as well as the application of non-income tax laws and the laws of any state, local or non-United States taxing jurisdiction, to your particular situation.

CONSEQUENCES OF EXCHANGE

General.  As discussed under “Ownership of Common Stock—Passive foreign investment company” below, we do not believe that we were a passive foreign investment company (a “PFIC”) in 2008, or any prior taxable year, or that we will be a PFIC in 2009. If we are a PFIC for 2009 or have been a PFIC for any prior taxable year in which a U.S. Holder held its convertible preferred stock, the consequences of the exchange would be different than as described below. You are urged to consult your tax advisor concerning the consequences of the exchange if we are considered a PFIC for 2009 or have been a PFIC for any prior taxable year in which you held your convertible preferred stock.

U.S. Holders other than Puerto Rico U.S. Holders.  The exchange of convertible preferred stock for common stock pursuant to the exchange offer will qualify as a recapitalization for United States federal income tax purposes. Accordingly, a U.S. Holder generally will not recognize any gain or loss on the exchange (subject to the discussion below regarding cash received in lieu of fractional shares of common stock).

A U.S. Holder’s holding period for the common stock received in the exchange (including any fractional shares such holder is deemed to receive and exchange for cash as described below) will include the U.S. Holder’s holding period for the convertible preferred stock exchanged. A U.S. Holder’s initial tax basis in the common stock (including any fractional shares such holder is deemed to receive and exchange for cash as described below) will equal the adjusted tax basis of the convertible preferred stock exchanged immediately prior to the exchange.

The receipt of cash in lieu of fractional shares of common stock by a U.S. Holder will generally be treated as if such holder received such fractional shares and then received such cash in redemption of the fractional shares. In such case, the U.S. Holder will generally recognize gain or loss based on the difference between the amount of cash received and its tax basis in the common stock that is allocable to such fractional shares. Such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the fractional shares surrendered in the deemed exchange is more than one year at the time of such deemed exchange, although any gain is

Certain United States federal income tax considerations

subject to possible dividend treatment if the deemed exchange has the effect of the distribution of a dividend. You should consult your own tax advisor regarding the application of the foregoing rules to your particular circumstances.

If a U.S. Holder exchanges different series of convertible preferred stock, or acquired different blocks of convertible preferred stock at different times and at different prices, such U.S. Holder’s tax basis and holding period in the common stock received should be determined separately with reference to each series or identifiable block of convertible preferred stock exchanged. If you exchange different series of convertible preferred stock, or you acquired different blocks of convertible preferred stock at different times and at different prices, you should consult your own tax advisor.

Although no separate consideration will be paid to a U.S. Holder in exchange for granting a Tendering Consent, the IRS could take the position that a portion of the consideration paid to a U.S. Holder in exchange for its convertible preferred stock constitutes consideration for the U.S. Holder’s Tendering Consent, and, thus, constitutes ordinary income to the U.S. Holder. We believe, and this entire tax summary assumes, that there will be no such deemed consent consideration for United States federal income tax consequences, and that the consequences of the exchange will be as described herein. However, you should consult your own tax advisor in this regard.

Puerto Rico U.S. Holders.  In general, and subject to the discussion under “—Passive foreign investment company” below, any gain derived from the exchange of the convertible preferred stock by a Puerto Rico U.S. Holder that is a bona fide resident of Puerto Rico for purposes of Section 865(g)(1) of the Code (i) will constitute income from sources within Puerto Rico, (ii) will not be includible in the shareholder’s gross income and (iii) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income. Special rules may apply if the Puerto Rico U.S. Holder (i) acquired the convertible preferred stock before becoming a bona fide resident of Puerto Rico or (ii) had been a citizen or resident of the United States (and not a bona fide resident of Puerto Rico) for any of the ten years preceding the exchange. If you are such a holder, you should consult your own tax advisor regarding the application of the foregoing rules to your particular circumstances.

PR Corporations.  In general, any gain derived by a PR Corporation from the exchange of the convertible preferred stock will not be subject to United States federal income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code.

OWNERSHIP OF COMMON STOCK

Taxation of dividends

U.S. Holders other than Puerto Rico U.S. Holders.  Subject to the discussion under “—Passive foreign investment company” below, the gross amount of distributions on the common stock (including amounts withheld to reflect Puerto Rican withholding taxes) will be taxable to U.S. Holders as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by such holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Dividends on the common stock that are received by non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will generally be treated as “qualified dividend income” subject to reduced rates of taxation (currently, a maximum rate of 15%). However, non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to

Certain United States federal income tax considerations

Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders will also not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Subject to certain conditions and limitations, Puerto Rican withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder has held common stock for less than a specified minimum period during which such holder is not protected from risk of loss, or is obligated to make payments related to the dividends, such holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the common stock. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the common stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange to the U.S. Holder. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Puerto Rico U.S. Holders.  In general, and subject to the discussion under “—Passive foreign investment company” below, distributions of dividends made by us on the common stock to a Puerto Rico U.S. Holder will not be includible in the shareholder’s gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

PR Corporations.  In general, distributions of dividends made by us on the common stock to a PR Corporation will not be subject to United States federal income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code.

Passive foreign investment company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC in 2008, or any prior taxable year, and we do not expect to be a PFIC in 2009 or to become one in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which: (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

Certain United States federal income tax considerations

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Certain proposed Treasury regulations and other administrative pronouncements from the IRS provide special rules for determining the character of income and assets derived in the banking business for purposes of the PFIC rules. Specifically, these rules treat certain interest income earned by a non-United States corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the proposed Treasury regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation. You should consult your own tax advisor regarding the application of these rules.

If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our common stock may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our common stock, such holder will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common stock, such holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common stock. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common stock will be treated as excess distributions. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common stock, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In general, the proposed Treasury regulations promulgated under the Code provide that Puerto Rico U.S. Holders would be subject to the rule described in (iii) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the common stock and was not a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof), within the meaning of Section 933 of the Code. The portion of the excess distribution or gain allocated to the current taxable year of a Puerto Rico U.S. Holder will not be subject to United States federal income taxation pursuant to Section 933 of the Code.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common stock and any of our non-United States subsidiaries is also a PFIC, such holder would be treated as owning a proportionate amount (by value) of the stock of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, such as the New York Stock Exchange. No assurance can be given, however, that the common stock will be “regularly traded” for purposes of the mark-to-market election.

Certain United States federal income tax considerations

If a U.S. Holder makes an effective mark-to-market election, such holder will include in each year as ordinary income the excess of the fair market value of such holder’s common stock at the end of the year over its adjusted tax basis in the common stock. The U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the common stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, any gain such holder recognizes upon the sale or other disposition of its common stock will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

A U.S. Holder’s adjusted tax basis in the common stock will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common stock is no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. Holder can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to U.S. Holders because we do not intend to comply with the requirements necessary to permit such holders to make this election.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file IRS Form 8621 if you hold our common stock in any year in which we are classified as a PFIC.

You are urged to consult your tax advisor concerning the United States federal income tax consequences of holding common stock if we are considered a PFIC in any taxable year.

Taxation of capital gains

U.S. Holders other than Puerto Rico U.S. Holders.  For United States federal income tax purposes, and subject to the discussion under “—Passive foreign investment company” above, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of common stock in an amount equal to the difference between the amount realized for the common stock and such holder’s tax basis in the common stock. Such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if such holder’s holding period for the common stock is more than one year at the time of the sale or exchange. If you are a non-corporate U.S. Holder, including an individual, your long-term capital gains may be subject to preferential rates for United States federal income tax purposes. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized generally will be treated as United States source gain or loss for United States foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Puerto Rican tax imposed on the sale or exchange of common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Puerto Rico U.S. Holders.  In general, and subject to the discussion under “—Passive foreign investment company” above, any gain derived from the sale or exchange of common stock by a Puerto Rico U.S. Holder that is a bona fide resident of Puerto Rico for purposes of Section 865(g)(1) of the Code (i) will constitute income from sources within Puerto Rico, (ii) will not be includible in the shareholder’s gross income and (iii) will be exempt from United States federal income taxation. Also, no

Certain United States federal income tax considerations

deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income. Special rules may apply if the Puerto Rico U.S. Holder (i) acquired the common stock before becoming a bona fide resident of Puerto Rico or (ii) had been a citizen or resident of the United States (and not a bona fide resident of Puerto Rico) for any of the ten years preceding the sale or exchange. If you are such a holder, you should consult your own tax advisor regarding the application of the foregoing rules to your particular circumstances.

PR Corporations.  In general, any gain derived by a PR Corporation from the sale or exchange of common stock will not be subject to United States federal income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code.

Information reporting and backup withholding

In general, information reporting may apply to the exchange of convertible preferred stock by a U.S. Holder, any dividends paid in respect of the common stock to a U.S. Holder and the proceeds from the sale or exchange of the common stock by a U.S. Holder unless, in each case, such holder is an exempt recipient such as a corporation. Backup withholding may also apply to such exchange, dividends or proceeds, as the case may be, if a U.S. Holder fails to provide a taxpayer identification number or a certification of other exempt status, or fails to report in full dividend and interest income. Backup withholding is not an additional tax and amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

If a U.S. Holder participates in the exchange offer, such holder will generally be required to retain records pertaining to the exchange. In addition, if a U.S. Holder is a “significant holder” that receives common stock in the exchange, such holder will generally be required to file a statement with their United States federal income tax return setting forth certain information, including the fair market value of, and their basis in, the convertible preferred stock surrendered in the exchange. A U.S. Holder of convertible preferred stock will be a “significant holder” for these purposes if, immediately before the exchange, such holder owns (i) convertible preferred stock representing at least 1% (by vote or value) of all of our total outstanding stock, (ii) common stock representing at least 5% (by vote or value) of all of our outstanding stock or (iii) securities of the Company with a tax basis of $1,000,000 or more. You should consult your tax advisor regarding the application of these reporting requirements.

Special information reporting and backup withholding rules may apply to Puerto Rico U.S. Holders, and such holders may be entitled to an exemption from the requirements that otherwise apply to U.S. Holders. Puerto Rico U.S. Holders are urged to consult their tax advisors in this regard.

Certain Puerto Rico tax considerations

The following discussion describes the material Puerto Rico tax considerations that may be relevant to the stockholders that exchange their convertible preferred stock for common stock pursuant to the exchange offer. The summary is based on the current provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”) and the regulations promulgated or applicable thereunder issued by the Treasury Department of Puerto Rico (the “Puerto Rico Treasury”), the Puerto Rico Municipal Property Tax Act of 1991, as amended, and the regulations promulgated thereunder, the Municipal License Tax Act, as amended, and the regulations promulgated thereunder, and administrative pronouncements and judicial decisions in connection with the foregoing laws and regulations as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in Puerto Rico tax consequences different from those discussed below. We have not obtained, nor do we intend to obtain, any ruling from the Puerto Rico Treasury with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Puerto Rico Treasury will agree with such statements and conclusions.

The following discussion, subject to the qualifications, assumptions and limitations herein, constitutes the opinion of our Puerto Rico tax counsel, O’Neill & Borges. It applies to you only if you acquire the shares of our common stock in the exchange offer and you hold your shares of our convertible preferred stock and your shares of our common stock as capital assets for Puerto Rico income tax purposes. The following discussion does not address the tax considerations arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico. In addition, the following discussion does not intend to cover all aspects of Puerto Rico taxation that may be applicable to a particular stockholder’s circumstances or to stockholders that may be subject to special tax rules, such as life insurance companies, special partnerships, subchapter N corporations, registered investment companies, and certain pension trusts.

For purposes of the discussion, a “Puerto Rico corporation” is a corporation organized under the laws of Puerto Rico and a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

The following discussion is for general information purposes only, and is not intended to be, and should not be construed to be, legal or tax advice to any particular stockholder. You are urged to consult your own tax advisor with regard to the application of the Puerto Rico tax laws, as well as the application of the laws of any state, locality or taxing jurisdiction other than Puerto Rico, to your particular situation.

CONSEQUENCES OF THE EXCHANGE

The exchange of convertible preferred stock for common stock pursuant to the exchange offer will be treated as a recapitalization for Puerto Rico income tax purposes. Therefore, no gain or loss will generally be recognized upon the exchange (subject to the discussion below regarding cash received in lieu of fractional shares of common stock).

The holding period for the common stock received in the exchange (including any fractional shares you are deemed to receive and exchange for cash as described below) will include the holding period for the convertible preferred stock exchanged. Your initial tax basis in the common stock (including any fractional shares you are deemed to receive and exchange for cash as described below) will equal the adjusted tax basis of the convertible preferred stock exchanged immediately prior to the exchange.

The receipt of cash in lieu of fractional shares of common stock should generally be treated as if you received such fractional shares and then received such cash in redemption of the fractional shares. In such case, you will generally recognize gain or loss based on the difference between the amount of cash received and your tax basis in the common stock that is allocable to such fractional shares. Such gain or

Certain Puerto Rico tax considerations

loss generally will be a capital gain or loss, and generally will be a long-term capital gain or loss if the stockholder’s holding period for the fractional shares surrendered in the deemed exchange is more than six months at the time of the deemed exchange, although any gain is subject to possible dividend treatment if the deemed exchange has the effect of the distribution of a dividend. You should consult your own tax advisor regarding the application of the foregoing rules to your particular circumstances.

If you acquired different blocks of convertible preferred stock at different times and at different prices, any gain should be determined separately for each identifiable block of convertible preferred stock. In addition, your tax basis and holding period in the common stock received should be determined separately with reference to each identifiable block of convertible preferred stock exchanged. If you acquired different blocks of convertible preferred stock at different times and at different prices, you should consult your own tax advisor.

Although no separate consideration will be paid in exchange for granting a Tendering Consent, the Puerto Rico Treasury could take the position that a portion of the consideration paid in the exchange for the convertible preferred stock constitutes consideration for the Tendering Consent and, thus, constitutes ordinary income to the stockholder. We believe, and this entire tax summary assumes, that there will be no such deemed consideration for Puerto Rico income tax purposes, and that the consequences of the exchange will be as described herein. However, you should consult your own tax advisor in this regard.

OWNERSHIP OF COMMON STOCK

Taxation of dividends

General.  Distributions of cash or other property made by Doral on the common stock will be treated as dividends to the extent that Doral has current or accumulated earnings and profits. To the extent that a distribution exceeds Doral’s current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the common stock in your hands. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the common stock and will be subject to income tax as described below.

The following discussion regarding the income taxation of dividends on common stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. Doral has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since 1972.

Individual residents of Puerto Rico.  In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax on dividends paid on the common stock. This tax is required to be withheld by Doral. In addition, for taxable years 2009, 2010, and 2011 a surtax of 5% must be paid by the stockholder on the amount of the 10% income tax if he or she reports an adjusted gross income exceeding $100,000 ($150,000 for married individuals filing jointly).

An individual may elect for the special 10% withholding tax not to apply by following the procedures described in “—Special Withholding Tax Considerations” below. In that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the regular income tax rates (which may be up to 33%). Even if the withholding is actually made, the individual may elect, upon filing his income tax return for the year the dividend is paid, for the dividends to be taxed at the regular income tax rates applicable to individuals. In that case the 10% income tax withheld will be creditable against the tax liability of the stockholder so determined. Note that for taxable years 2009, 2010, and 2011 a special surtax of 5% on the income tax liability of the

Certain Puerto Rico tax considerations

stockholder will apply if he or she reports an adjusted gross income exceeding $100,000 ($150,000 for married individuals filing jointly).

In addition, certain stockholders may be subject to the payment of an alternative minimum tax up to a maximum of 20% on the dividends paid on the common stock in lieu of the income taxes described above. In that case, for taxable years 2009, 2010, and 2011, the special surtax of 5% will apply on the applicable alternative minimum tax if the stockholder reports an adjusted gross income exceeding $100,000 ($150,000 for married individuals filing jointly). The application of the alternative minimum tax will depend on the specific circumstances of each stockholder so you should consult your own tax advisor.

Puerto Rico corporations.   Puerto Rico corporations will be subject to income tax on dividends paid on the common stock at the normal corporate income tax rates, subject to the dividend received deduction. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the common stock, provided the procedures described in “—Special Withholding Tax Considerations” below are followed. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction. Note that for taxable years commencing after December 31, 2008 and before January 1, 2012, a special surtax of 5% will apply on the income tax liability of corporations whose gross income for the given taxable year exceeds $100,000.

United States citizens not residents of Puerto Rico.  Dividends paid on the common stock to a United States citizen who is not a resident of Puerto Rico will generally be subject to a 10% income tax which will be withheld by Doral. These individuals may also elect for the dividends to be taxed in Puerto Rico at the regular income tax rates applicable to individuals in the same way as Puerto Rico resident individuals. The 10% Puerto Rico income tax withheld is creditable against the regular income tax liability so determined by said individual stockholder. No 10% Puerto Rico income tax withholding will be made if such individual stockholder opts out of the 10% withholding tax by following the procedures described in “—Special Withholding Tax Considerations” below.

In addition, for taxable years 2009, 2010, and 2011, United States citizens who are not residents of Puerto Rico may be required to file a Puerto Rico income tax return to pay the special surtax of 5% on the 10% tax on dividends. In that case, they may also be subject to the payment of the alternative minimum tax described above that applies to individual residents of Puerto Rico. The application of these rules will depend on the specific circumstances of each stockholder so you should consult your own tax advisor.

Individuals not citizens of the United States and not residents of Puerto Rico.  Dividends paid on the common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by Doral.

Foreign corporations.  The income taxation of dividends paid on the common stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the corporate income tax rates applicable to Puerto Rico corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the common stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in

Certain Puerto Rico tax considerations

connection with dividends received from Puerto Rico corporations. Also, note that for taxable years commencing after December 31, 2008 and before January 1, 2012, a special surtax of 5% will apply on the income tax liability of such corporation if its gross income for the given taxable year exceeds $100,000.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the common stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

Finally, a foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the common stock.

Other entities.  Partnerships and limited liability companies are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships and limited liability companies, respectively.

Special Withholding Tax Considerations.  By exchanging their convertible preferred stock, stockholders will be agreeing that any future dividends distributed to them in respect of our common stock will be subject to a 10% Puerto Rico income tax withholding at source. The 10% tax will be withheld at source unless your broker certifies to Doral that either (i) the holder of the common stock is not an individual, estate or trust, or (ii) the holder of the common stock is an individual, estate or trust that has provided a written statement to the broker/dealer opting-out of such withholding. A United States citizen not resident of Puerto Rico must also timely file with the broker/dealer a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married.

Taxation of gains upon sales or exchanges other than redemptions

General.  The sale or exchange of the common stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the common stock in the hands of the stockholder. Any gain or loss that is required to be recognized will be a capital gain or loss if the common stock is held as a capital asset by the stockholder and will be a long-term capital gain or loss if the stockholder’s holding period of the common stock exceeds six months.

Individual residents of Puerto Rico.  Gain on the sale or exchange of the common stock by an individual resident of Puerto Rico will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at an alternative income tax rate of 10%. In addition, for taxable years 2009, 2010, and 2011 a special surtax of 5% will apply on the amount of the income tax imposed on the gain if the stockholder reports an adjusted gross income exceeding $100,000 ($150,000 for married individuals filing jointly).

In addition, certain stockholders may be subject to the payment of an alternative minimum tax up to a maximum of 20% on the gain derived from the sale or exchange of stock in lieu of the income taxes described above. In that case, the special surtax of 5% will apply over the applicable alternative minimum tax gain if the stockholder reports an adjusted gross income exceeding $100,000 ($150,000 for married individuals filing jointly). The application of the alternative minimum tax will depend on the specific circumstances of each stockholder so you should consult your own tax advisor.

Puerto Rico corporations.  If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative income tax rate of 15%. Note that for taxable years commencing after December 31, 2008 and before January 1, 2012, a special surtax of 5% will apply on the amount of the income tax imposed on the gain if the corporation’s gross income for the given taxable year exceeds $100,000.

Certain Puerto Rico tax considerations

United States citizens not residents of Puerto Rico.  A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of common stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the stockholder’s Puerto Rico income tax liability.

In addition, for taxable years 2009, 2010 and 2011, United States citizens who are not residents of Puerto Rico may be required to file a Puerto Rico income tax return to pay the special surtax of 5% on the 10% tax on the gain that constitutes income from sources within Puerto Rico as discussed above. In that case, they may also be subject to the payment of the alternative minimum tax described above that applies to individual residents of Puerto Rico. The application of these rules will depend on the specific circumstances of each stockholder so you should consult your own tax advisor.

Individuals not citizens of the United States and not residents of Puerto Rico.  An individual not a citizen of the United States and not resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of common stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange of the common stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

Foreign corporations.  A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of common stock if the gain is (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 15% if it qualifies as a long-term capital gain. Note that for taxable years commencing after December 31, 2008 and before January 1, 2012, a special surtax of 5% will apply on the amount of the income tax imposed on the gain if the corporation’s gross income for the taxable year exceeds $100,000.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of common stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of common stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of common stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the

Certain Puerto Rico tax considerations

instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the stockholder’s Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

Other entities.  Partnerships and limited liability companies are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships and limited liability companies, respectively.

Taxation of redemptions

A redemption of the common stock for cash will be treated as a distribution taxable as a dividend to the extent of Doral’s current or accumulated earnings and profits if it is “essentially equivalent to a dividend.” Under regulations issued by the Puerto Rico Treasury (1) a redemption of stock that completely terminates a stockholder’s interest in a corporation does not constitute a dividend; and (2) certain pro rata redemptions among all the stockholders will be treated as a dividend. In situations not described by these regulations, the Puerto Rico Treasury will generally follow principles applied by the United States Internal Revenue Service (“IRS”) under the United States Internal Revenue Code of 1986, as amended, in determining whether a distribution is essentially equivalent to a dividend. The Puerto Rico Treasury, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

If the redemption of the common stock is not treated as a dividend, it will generally generate gain or loss that will be measured and subject to tax as provided above under “—Taxation of gains upon sales or exchanges other than redemptions” for a sale or exchange of common stock. Gain on the redemption of common stock will generally be recognized and will be subject to income tax. However, if the stockholder of the common stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the stockholder on the redemption of the common stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the stockholder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, these stockholders should be aware that a gain realized from a redemption of the common stock may be subject to Puerto Rico income tax.

Estate and gift taxation

The transfer of common stock by inheritance by a decedent who was a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the decedent was a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of common stock by gift by an individual who is a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of common stock by death or gift.

Municipal license taxation

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on common stock or on any gain realized on the sale, exchange or redemption of common stock.

On the other hand, individuals, residents or non residents, and corporations, Puerto Rico or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax

Certain Puerto Rico tax considerations

on dividends paid on common stock and on the gain realized on the sale, exchange or redemption of common stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities with the maximum rate being 1.5% in the case of financial businesses and 0.5% for other businesses.

Property taxation

The common stock will not be subject to Puerto Rico property tax.

Validity of common stock

The validity of the common stock to be issued in the exchange offer will be passed upon for us by Enrique R. Ubarri, Esq., Executive Vice President and General Counsel. Certain legal matters with respect to the exchange offer will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and O’Neill & Borges, San Juan, Puerto Rico. Sidley Austin LLP, New York, New York, has represented the dealer manager in connection with the exchange offer. As of the date of this prospectus, Enrique R. Ubarri, Esq. does not own, directly or indirectly, any shares of common stock of the Company.

Independent Registered Public Accounting Firm

The financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Doral Financial Corporation

Doral Financial Corporation

Report of independent registered public accounting firm

To the Board of Directors and
Shareholders of Doral Financial Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Doral Financial Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for the servicing of financial assets and for uncertain tax positions in 2007.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management’s assessment and our audit of Doral Financial Corporation’s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
March 19, 2009

CERTIFIED PUBLIC ACCOUNTANTS (OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2010
Stamp 2387241 of the P.R. Society of Certified Public Accountants has been affixed to the file copy of this report

Doral Financial Corporation

Consolidated statements of financial condition

	December 31,
	2008	2007

	(dollars in thousands, except per share information)

Assets
Cash and due from banks	$184,302	$67,884

Money market investments:
Money market investments with creditors’ right to repledge	—	199,795
Other money market investments	3,215	317,490

Total money market investments	3,215	517,285

Securities purchased under agreements to resell	—	204,000

Pledged investment securities that can be repledged:
Securities held for trading, at fair value	198,680	14,070
Securities available for sale, at fair value	1,067,097	891,961

Total pledged investment securities that can be repledged	1,265,777	906,031

Other investment securities:
Securities held for trading, at fair value	53,197	262,392
Securities available for sale, at fair value	2,362,054	1,029,979
Federal Home Loan Bank of NY (FHLB) stock, at cost	117,938	73,867

Total other investment securities	2,533,189	1,366,238

Total investment securities	3,798,966	2,272,269

Loans:
Loans held for sale, at lower of cost or market	386,610	418,556
Loans receivable	5,253,910	5,054,709
Less: Unearned income	(2,197)	(3,776)
Less: Allowance for loan and lease losses	(132,020)	(124,733)

Total net loans receivable	5,119,693	4,926,200

Total loans, net	5,506,303	5,344,756

Accounts receivable	45,449	30,316
Mortgage-servicing advances	28,057	31,782
Accrued interest receivable	42,934	42,434
Servicing assets, net	114,396	150,238
Premises and equipment, net	104,733	106,317
Real estate held for sale, net	61,340	38,154
Assets to be disposed of by sale	—	8,970
Deferred tax asset	120,827	392,860
Other assets	128,345	97,113

Total assets	$10,138,867	$9,304,378

Doral Financial Corporation

	December 31,
	2008	2007

	(dollars in thousands, except per share information)

Liabilities
Deposits:
Non-interest-bearing deposits	$235,983	$242,821
Interest-bearing deposits	4,166,789	4,025,203

Total deposits	4,402,772	4,268,024
Securities sold under agreements to repurchase	1,907,447	1,444,363
Advances from FHLB	1,623,400	1,234,000
Other short-term borrowings	351,600	—
Loans payable	366,776	402,701
Notes payable	276,868	282,458
Accrued expenses and other liabilities	304,833	326,125

Total liabilities	9,233,696	7,957,671

Commitments and contingencies (Please refer to Notes 30 and 31)
Stockholders’ Equity
Preferred stock, $1 par value; 40,000,000 shares authorized; 9,015,000 shares issued and outstanding in 2008 and 2007, respectively, at aggregate liquidation preference value:
Perpetual noncumulative nonconvertible preferred stock (Series A, B and C)	228,250	228,250
Perpetual cumulative convertible preferred stock	345,000	345,000
Common stock, $0.01 par value; 97,500,000 shares authorized; 53,810,110 shares issued and outstanding (includes a reduction of 1,852,500,000 shares authorized; 1,022,392,000 shares issued and outstanding as a result of the 1-for-20 reverse stock split effective on August 17, 2007)	538	538
Additional paid-in capital	849,172	849,081
Legal surplus	23,596	23,596
Accumulated deficit	(418,168)	(66,610)
Accumulated other comprehensive loss, net of income tax benefit of $19,329 and $6,440 in 2008 and 2007, respectively	(123,217)	(33,148)

Total stockholders’ equity	905,171	1,346,707

Total liabilities and stockholders’ equity	$10,138,867	$9,304,378

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of loss

	Year ended December 31,
	2008	2007	2006

	(dollars in thousands, except
	per share information)

Interest income:
Loans	$342,631	$353,202	$458,307
Mortgage-backed securities	111,940	69,914	186,697
Interest-only strips (“IOs”)	7,162	5,981	6,522
Investment securities	47,602	97,598	119,415
Other interest-earning assets	15,339	52,265	50,954

Total interest income	524,674	578,960	821,895

Interest expense:
Deposits	156,730	171,232	155,418
Securities sold under agreements to repurchase	80,527	124,983	240,787
Advances from FHLB	69,643	55,636	46,455
Other short-tem borrowings	233	—	—
Loans payable	18,865	28,834	118,491
Notes payable	21,195	43,934	59,354

Total interest expense	347,193	424,619	620,505

Net interest income	177,481	154,341	201,390
Provision for loan and lease losses	48,856	78,214	39,829

Net interest income after provision for loan and lease losses	128,625	76,127	161,561

Non-interest income (loss):
Net gain (loss) on mortgage loan sales and fees	13,112	2,223	(34,456)
Net gain (loss) on securities held for trading, including gains and losses on the fair value of IOs	29,981	(27,725)	(37,228)
Net loss on investment securities	(4,899)	(97,480)	(27,668)
Net loss on extinguishment of liabilities	—	(14,806)	(4,157)
Servicing (loss) income (net of mark-to-market adjustment for 2008 and 2007, and net of amortization and impairment/recovery for 2006)	(7,700)	20,687	6,904
Commissions, fees and other income	49,035	32,183	37,378
Net premium on deposits sold	—	9,521	—

Total non-interest income (loss)	79,529	(75,397)	(59,227)

Non-interest expenses:
Compensation and benefits	70,562	118,709	96,342
Taxes, other than payroll and income taxes	9,880	11,312	12,552
Advertising	8,519	11,378	9,849
Professional services	24,156	55,617	62,051
Communication expenses	17,672	14,776	15,391
EDP expenses	11,146	8,630	7,489
Occupancy expenses	18,341	18,295	19,152
Office expenses	6,099	5,915	5,865
Depreciation and amortization	16,013	17,586	22,028
Provision for contingency	—	—	95,000
Other	58,024	41,274	28,623

Total non-interest expenses	240,412	303,492	374,342

Loss before income taxes	(32,258)	(302,762)	(272,008)
Income tax expense (benefit)	286,001	(131,854)	(48,107)

Net loss	$(318,259)	$(170,908)	$(223,901)

Net loss attributable to common shareholders	$(351,558)	$(204,207)	$(257,200)

Net loss per common share(1)(2)	$(6.53)	$(7.45)	$(47.66)

Dividends per common share	$0.00	$0.00	$1.60

(1)	For the years ended December 31, 2008, 2007 and 2006, net loss per common share represents the basic and diluted loss per common share.

(2)	Net loss per common share for the year ended December 31, 2006 reflects the 1-for-20 reverse stock split effective August 17, 2007.

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of changes in stockholders’ equity

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Preferred stock	$573,250	$573,250	$573,250

Common stock:
Balance at beginning of year	538	107,948	107,930
Change in par value $1 to $0.01	—	(106,869)	—
Issuance of common stock	—	9,683	—
Shares reduced as a result of 1-for-20 reverse stock split	—	(10,224)	—
Shares issued under stock option plan	—	—	18

Balance at end of year	538	538	107,948

Additional paid-in capital:
Balance at beginning of year	849,081	166,495	165,609
Change in par value $1 to $0.01	—	106,869	—
Issuance of common stock	—	600,317	—
Cost of issuance of common stock	—	(39,307)	—
Shares converted as a result of 1-for-20 reverse stock split	—	10,224	—
Shares issued under stock option plan	—	—	77
Stock-based compensation recognized	91	685	872
Stock-based compensation reversed due to pre-vesting forfeitures	—	(25)	(63)
Stock-based compensation recognized on termination of option plan	—	3,823	—

Balance at end of year	849,172	849,081	166,495

Legal surplus	23,596	23,596	23,596

(Accumulated deficit) retained earnings:
Balance at beginning of year	(66,610)	139,051	404,885
Net loss	(318,259)	(170,908)	(223,901)
Cash dividends declared on common stock	—	—	(8,634)
Cash dividends declared on preferred stock	(33,299)	(33,299)	(33,299)
Cumulative effect of accounting change (adoption of SFAS No. 156)	—	926	—
Cumulative effect of accounting change (adoption of FIN 48)	—	(2,380)	—

Balance at end of year	(418,168)	(66,610)	139,051

Accumulated other comprehensive loss, net of tax:
Balance at beginning of year	(33,148)	(106,936)	(125,461)
Other comprehensive (loss) income, net of deferred tax	(90,069)	73,788	18,525

Balance at end of year	(123,217)	(33,148)	(106,936)

Total stockholders’ equity	$905,171	$1,346,707	$903,404

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of comprehensive loss

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Net loss	$(318,259)	$(170,908)	$(223,901)
Other comprehensive (loss) income, before tax:
Unrealized losses on securities arising during the period	(94,187)	(47,492)	(6,506)
Amortization of unrealized loss on securities reclassified to held to maturity	—	40	43
Reclassification of realized losses included in net loss	3,979	116,866	27,668

Other comprehensive (loss) income, before tax	(90,208)	69,414	21,205
Income tax benefit (expense) related to investment securities	13,254	4,946	(2,680)

Other comprehensive (loss) income on investment securities, net of tax	(76,954)	74,360	18,525
Other comprehensive loss on cash flow hedge, net of tax	(13,115)	(572)	—

Other comprehensive (loss) income, net of tax	(90,069)	73,788	18,525

Comprehensive loss, net of tax	$(408,328)	$(97,120)	$(205,376)

Accumulated other comprehensive loss, net of tax
Other comprehensive loss on investment securities	$(109,530)	$(32,576)	$(106,936)
Other comprehensive loss on cash flow hedge	(13,687)	(572)	—

Total accumulated other comprehensive loss, net of tax	$(123,217)	$(33,148)	$(106,936)

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of cash flows

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Cash flows from operating activities:
Net loss	$(318,259)	$(170,908)	$(223,901)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation	91	4,483	809
Depreciation and amortization	16,013	17,586	22,028
Mark-to-market adjustment (2008 and 2007) and amortization and impairment (2006) of servicing assets	42,642	20,800	35,797
Deferred tax provision (benefit)	281,761	(135,790)	(51,995)
Provision for loan and lease losses	48,856	78,214	39,829
Provision for claim receivable(1)	21,600	—	—
Net premium on deposits sold	—	(9,521)	—
Net gain on assets to be disposed of by sale	(979)	(501)	—
(Accretion of discount) amortization of premium on loans, investment securities and debt	(19,555)	(12,567)	3,827
Unrealized loss on loans held for sale	—	2,068	27,243
Net (increase) decrease in loans held for sale	(224,819)	(77,022)	2,502,488
(Gain) loss on securities	(8,432)	104,073	36,222
Unrealized (gain) loss on trading securities	(14,944)	8,557	2,661
Decrease in securities held for trading	357,642	109,068	388,834
Amortization and net (gain) loss in the fair value of IOs	(251)	(2,002)	58,487
Decrease (increase) in derivative instruments	1,376	26,758	(1,041)
Decrease (increase) in accounts receivable	6,543	(721)	(12,122)
Decrease in mortgage servicing advances	3,724	3,439	8,654
(Increase) decrease in accrued interest receivable	(3,722)	19,856	20,975
(Increase) decrease in other assets	(26,521)	(52,943)	4,537
(Decrease) increase in accrued expenses and other liabilities	(68,521)	(98,740)	29,085

Total adjustments	412,504	5,095	3,116,318

Net cash provided by (used in) operating activities	94,245	(165,813)	2,892,417

Cash flows from investing activities:
Purchases of securities available for sale	$(2,923,708)	$(535,377)	$(46,023)
Principal repayments and sales of securities available for sale	856,844	2,741,110	2,244,280
Purchases of securities held to maturity	—	—	(13,000)
Principal repayment and maturities of securities held to maturity	—	182,579	44,578
(Increase) decrease in FHLB stock	(44,071)	(3,334)	1,672
Net increase of loans receivable	(371,687)	(621,618)	(231,797)
Proceeds from sale of servicing assets	—	7,000	—
Purchase of servicing assets	—	—	(209)

Doral Financial Corporation

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Purchases of premises and equipment	(9,240)	(8,770)	(10,382)
Proceeds from assets to be disposed of by sale	4,761	5,801	—
Payment in connection with the sale of certain assets and liabilities of Doral Bank NY, including cash delivered	—	(121,824)	—
Proceeds from sales of real estate held for sale	23,460	7,070	12,601

Net cash (used in) provided by investing activities	(2,463,641)	1,652,637	2,001,720

Cash flows from financing activities:
Net increase in deposits	$134,748	$394,755	$13,491
Increase (decrease) in securities sold under agreements to repurchase	967,112	(2,445,052)	(2,155,233)
Proceeds from advances from FHLB	2,129,400	2,690,790	500,000
Repayment of advances from FHLB	(1,740,000)	(2,377,000)	(435,000)
Proceeds from other short-term borrowings	1,031,600	—	—
Repayment of other short-term borrowings	(680,000)	—	—
Repayment of loans payable	(35,925)	(41,742)	(3,092,141)
Repayment of notes payable	(5,892)	(641,968)	(82,760)
Payment of consent solicitation to bondholders	—	—	(1,297)
Issuance of common stock, net	—	610,000	95
Dividends paid	(33,299)	(33,299)	(41,933)

Net cash provided by (used in) financing activities	1,767,744	(1,843,516)	(5,294,778)

Net decrease in cash and cash equivalents	(601,652)	(356,692)	(400,641)
Cash and cash equivalents at beginning of year	789,169	1,145,861	1,546,502

Cash and cash equivalents at end of year	$187,517	$789,169	$1,145,861

Cash and cash equivalents includes:
Cash and due from banks	$184,302	$67,884	$227,127
Money market investments and securities purchased under agreement to resell	3,215	721,285	918,734

	$187,517	$789,169	$1,145,861

Supplemental schedule of non-cash activities:
Loan securitizations	$374,248	$232,282	$251,626

Loans foreclosed	$47,853	$20,181	$16,816

Reclassification of securities held to maturity to held for trading in connection with the sale of certain assets of Doral Bank NY	$—	$91,045	$—

Reclassification of loans receivable to loans held for sale in connection with the sale of certain assets of Doral Bank NY	$—	$205,629	$—

Reclassification of premises and equipment to assets to be disposed of by sale	$—	$23,680	$—

Doral Financial Corporation

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Reclassification of assets to be disposed of by sale to premises and equipment(2)	$5,189	$—	$—

Reclassification of securities from the held for trading portfolio to available for sale portfolio	$68,250	$—	$—

Reclassification of securities held to maturity to held for sale	$—	$1,822,963	$—

Reclassification of loans held for sale to loans receivable	$48,185	$1,382,734	$961,459

Remeasurement of income taxes payable upon adoption of FIN 48	$—	$2,380	$—

Remeasurement of fair value of MSRs upon adoption of SFAS 156, net of tax	$—	$926	$—

Capitalization of servicing assets	$7,387	$5,305	$61,379

Supplemental Information for Cash Flows:
Cash used to pay interest	$197,874	$440,905	$635,560

Cash used to pay income taxes(3)	$26,934	$4,653	$5,015

Doral Financial and Doral Bank PR (combined “Doral”) termination of the agreements with Lehman Brothers, Inc. has led to a reduction in Doral’s total assets and liabilities. Please refer to Note 15 for additional information.

The assets and liabilities values as of the termination date were as follows:

Assets:
Securities	$549,884
Accounts receivable	(21,676)
Accrued interest receivable	3,222

Total assets reduction	$531,430

Liabilities:
Securities sold under agreement to repurchase	$504,028
Accrued interest payable	5,192
Other liabilities	610

Total liabilities reduction	$509,830

Provision for claim receivable	$21,600

Doral Financial Corporation

	Year ended December 31,
	2008	2007	2006

		(in thousands)

The Company sold certain assets and liabilities of Doral Bank NY.

The assets and liabilities values as of the sale date were as follows:

Assets:
Loans		$206,074
Securities		155,264
Property, leasehold improvements and equipment		9,400
Other assets		2,321

Total assets sold		$373,059

Liabilities:
Securities sold under agreement to repurchase		$9,950
Deposits		377,491
Advances from FHLB		114,290
Other liabilities		2,673

Total liabilities sold		$504,404

Excess of liabilities over assets sold		$(131,345)

Net premium on deposits sold		$9,521

Payment in connection with the sale of certain assets and liabilities of Doral Bank NY, including cash delivered		$(121,824)

(1)	Related to the Lehman Transaction. Please refer to Note 15 for additional information.

(2)	Related to assets currently used by the Company and no longer available for sale.

(3)	Includes $21.7 million related to an income tax credit granted by the P.R. Government as an incentive for new and existing housing projects that was recorded as a receivable in the Company’s Statement of Financial Condition.

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Notes to consolidated financial statements for Doral Financial Corporation for the years ended December 31, 2008, 2007 and 2006

1.  REPORTING ENTITY

Doral Financial Corporation (“Doral,” “Doral Financial” or the “Company”) is a financial holding company engaged in banking (including thrift operations), mortgage banking and insurance agency activities through its wholly-owned subsidiaries Doral Bank (“Doral Bank PR”), Doral Bank, FSB (“Doral Bank NY”), Doral Securities, Inc. (“Doral Securities”), Doral Insurance Agency, Inc. (“Doral Insurance Agency”), and Doral Properties, Inc. (“Doral Properties”). Doral Bank PR in turn operates four wholly-owned subsidiaries Doral Mortgage LLC (“Doral Mortgage”), Doral Money, Inc. (“Doral Money”), engaged in commercial lending in the New York metropolitan area, and CB, LLC, an entity formed to dispose of a real estate project of which Doral Bank PR took possession during 2005.

During 2007, Doral Securities withdrew its license as a broker-dealer with the SEC and its membership with the FINRA. Doral Securities’ operations during 2008 were limited to acting as co-investment manager to a local fixed-income company. In December 2008 provided notice to the investment company of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

On July 1, 2008, Doral International, Inc., an international banking entity (“IBE”), subject to supervision, examination and regulation by the Commissioner of Financial Institutions under the International Banking Center Regulatory Act (the “IBC Act”), was merged with and into Doral Bank PR, Doral International’s parent company, with Doral Bank PR being the surviving corporation, in a transaction structured as a tax free reorganization.

On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the IBC Act.

In addition to providing various loan and banking services, the Company services FHA-insured, VA-guaranteed and conventional mortgage loans pooled for the issuance of GNMA, FNMA and FHLMC mortgage-backed securities.

2007 events that impacted the reporting entity

On July 18, 2007, Sana Mortgage Corporation (“Sana”) was merged with and into Doral Mortgage and Centro Hipotecario de Puerto Rico (“Centro Hipotecario”) was merged with and into Doral Financial, as a tax free reorganization.

On July 17, 2007, Doral Financial amended its Restated Certificate of Incorporation to decrease the par value of the Company’s common stock from $1.00 to $0.01 per share. Please refer to Note 34 for additional information.

On July 19, 2007, Doral Financial completed the private sale of 48,412,698 newly issued shares of common stock to Doral Holdings for an aggregate purchase price of $610.0 million (the “Recapitalization”). In connection with the Recapitalization, on July 19, 2007, Doral Financial also transferred its mortgage servicing and mortgage origination operations to Doral Bank PR, its principal banking subsidiary, and on July 26, 2007, sold the branch network of Doral Bank NY. In connection with these transactions, Doral Bank PR obtained a regulatory approval to pay a $155.0 million cash dividend to the holding company and Doral Bank NY received regulatory approval to effect a capital

Notes to consolidated financial statements for Doral Financial Corporation distribution to the holding company in the amount of $50.0 million, of which $45.0 million was paid July 30, 2007.

The transactions described above resulted in the significant recapitalization of the holding company and provided the holding company with sufficient funds to repay in full its $625.0 million floating rate senior notes that matured on July 20, 2007, and to fund in August 2007 the settlement of the restatement-related consolidated class action and derivative shareholder litigation and to pay related transaction expenses.

On July 27, 2007, Doral Financial completed the sale of its eleven branches in the New York City Metropolitan Area. The transaction yielded the following results:

(in thousands)

Net deposit premium earned	$9,521
Loss on sale of assets and disposition of liabilities:
Securities sold	(10,742)
Loans sold	(2,068)
Repurchase agreements and advances from FHLB disposed of	(790)

Total loss on sale of assets and liabilities	(13,600)

Net loss related to Doral Bank NY branch sale	$(4,079)

On August 17, 2007, Doral Financial effected a 1-for-20 reverse split of its common stock previously approved by Doral Financial’s stockholders on July 17, 2007. Upon the effectiveness of the reverse split, each 20 shares of authorized and outstanding common stock were reclassified and combined into one new share of common stock. Doral Financial’s common stock began trading on a split-adjusted basis on August 20, 2007. All share and dividend per share information in the Consolidated Financial Statements has been adjusted to reflect a 1-for-20 reverse stock split effective August 17, 2007.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of Doral Financial Corporation and its wholly-owned subsidiaries. The Company’s accounting and reporting policies conform with the generally accepted accounting principles in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The following summarizes the most significant accounting policies followed in the preparation of the accompanying Consolidated Financial Statements:

Use of estimates in the preparation of financial statements

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements as well as the reported amounts of revenues and expenses during the reporting periods. Because of uncertainties inherent in the estimation process, it is possible that actual results could differ from those estimates.

A significant estimate that is prevalent in the Company’s financial statements is the estimation of fair value for financial instruments, including derivative instruments, required to be recorded at fair value under GAAP. The measurement of fair value is fundamental to the presentation of Doral Financial’s financial condition and results of operations and, in many instances, requires management to make complex judgments. In general, Doral Financial records financial instruments at an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties,

Notes to consolidated financial statements for Doral Financial Corporation other than in a forced or liquidation sale. Fair value is generally based on quoted prices, including dealer marks or direct market observations. If quoted prices or market parameters are not available, fair value is based on internal and external valuation models using market data inputs adjusted by the Company’s particular characteristics, when appropriate. The use of different models and assumptions could produce materially different estimates of fair value. The accounting policies that have a significant impact on Doral Financial’s statements and that require the most judgment are those relating to the assumptions underlying the valuation of its MSRs, IOs and investments, collectibility of accounts receivables, income taxes and the allowance for loan and lease losses and recourse obligations.

Fair value measurements

Pursuant to SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), the Company uses fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Securities held for trading, securities available for sale, derivatives and servicing assets are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other financial assets on a nonrecurring basis, such as loans held for sale, loans receivable and certain other assets. These nonrecurring fair value adjustments typically involve the application of the lower-of-cost-or-market accounting or write-downs of individual assets.

The Company adopted SFAS 157 on January 1, 2008. SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosures requirements for fair value measurements. This statement defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standards describe three levels of inputs that are used to measure fair value:

➢	Level 1—Valuation is based upon unadjusted quoted prices for identical instruments traded in active markets.

➢	Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market, or are derived principally from or corroborated by observable market data, by correlation or by other means.

➢	Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company applied the fair value framework established by SFAS 157 to the following financial assets and liabilities: securities held for trading, securities available for sale, loans held for sale, loans receivable, mortgage servicing rights (MSRs) and derivatives. Please refer to Note 36 for additional information.

On February 12, 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-2 (“FSP 157-2”), “Effective Date of FASB Statement No. 157”. This statement delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

Notes to consolidated financial statements for Doral Financial Corporation

Therefore, we have elected to delay application of SFAS 157 for nonfinancial long-lived assets measured at fair value for an impairment assessment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, goodwill and other real estate owned.

Money market investments and securities purchased under agreements to resell

Money market investments consist of fixed-income securities whose original maturity is less than three months. These investments are carried at cost, which approximates fair value due to their short-term nature. In the case of securities purchased under agreements to resell, it is the Company’s policy to require and take possession of collateral whose fair value exceeds the balance of the related receivable. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The securities underlying the agreements are not recorded in the asset accounts of the Company since the counterparties retain effective control of such securities.

Investment securities

Investment securities transactions are recorded on the trade date basis, except for securities underlying forward purchases and sales contracts that are not exempt from the requirements of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) which are recorded on contractual settlement date. At the end of the period, unsettled purchase transactions exempt from the requirements of SFAS 133 are recorded as part of the Company’s investments portfolio and as a liability, while unsettled sale transactions are deducted from the Company’s investments portfolio and recorded as an asset. Investment securities are classified as follows:

Securities Held for Trading:  Securities that are bought and held principally for the purpose of selling them in the near term are classified as securities held for trading and reported at fair value generally based on quoted market prices. For securities without quoted prices, fair value represents quoted market prices for comparable instruments. In certain other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting appropriate degrees of risk. Realized and unrealized changes in market value are recorded in the securities trading activities as a part of net gain or loss on securities held for trading in the period in which the changes occur. Interest income and expense arising from trading instruments are included in the Consolidated Statements of Loss as part of net interest income.

Forwards, caps and swap contracts that are not exempt from the requirements of SFAS 133 are accounted for as derivate instruments. Doral Financial recognizes the creation of the derivative at the time of the execution of the contract and marks to market the contracts against current operations until settlement as part of its trading activities. The securities underlying the forward contracts are recorded at settlement at their market value and generally classified as available for sale.

Securities Held to Maturity:  Securities that the Company has the ability and intent to hold until their maturities are classified as held to maturity and reported at amortized cost.

When securities are transferred from the held to maturity portfolio to the held for sale portfolio, and transfer does not qualify under the exemption provisions for the sale or transfer of held to maturity securities under SFAS 115, the classification decision is deemed to have “tainted” the held to maturity category and it will not be permitted to prospectively classify any investment securities scoped under SFAS 115 as held to maturity for a period of two years.

Securities Available for Sale:  Securities not classified as either securities held to maturity or securities held for trading are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from net income and reported, net of tax, in other comprehensive income (loss), which

Notes to consolidated financial statements for Doral Financial Corporation is a separate component of stockholders’ equity. Cost of securities sold is determined on the specific identification method.

When securities are transferred from the available for sale portfolio to the held to maturity portfolio, any unrealized gain or loss at the time of transfer remains in accumulated other comprehensive income and is amortized over the remaining term of the securities.

For most of the Company’s investment securities, deferred items, including premiums, and discounts, are amortized into interest income over the contractual life of the securities adjusted for actual prepayments using the effective interest method.

Doral Financial reviews securities for other-than-temporary impairment whenever the security’s fair value is less than its amortized cost. Impairment is evaluated considering a number of indicators which include the severity of the decline in fair value, credit ratings and the length of time the investment has been in an unrealized loss position. In addition, Doral Financial may recognize impairment when qualitative factors indicate that the Company may not recover the unrealized loss. When evaluating the impairment indicators and qualitative factors, Doral Financial considers its intent and ability to hold the investments until a point in time at which recovery can be reasonably expected to occur. When a security is deemed to be other-than-temporary impaired the cost basis of the security is written down to fair value, with the loss recorded in the Consolidated Statements of Loss in the period that the other-than-temporary impairment is determined. The security cost basis is not changed to reflect subsequent recoveries in fair value.

Other Investment Securities:  Investments in equities that do not have readily determinable fair values, are classified as other securities in the Consolidated Statement of Financial Condition. These securities are stated at cost. Stock that is owned by the Company to comply with regulatory requirements, such as Federal Home Loan Bank (“FHLB”) stock, is included in this category.

Loans held for sale

Loans held for sale are carried at the lower of net cost or market value on an aggregate portfolio basis. The amount, by which cost exceeds market value, if any, is accounted for as a loss through a valuation allowance. Changes in the valuation allowance are included in the determination of income in the period in which those changes occur and are reported under net gain on mortgage loan sales and fees in the Consolidated Statements of Income (Loss). Loan origination fees and direct loan origination costs related to loans held for sale are deferred as an adjustment to the carrying basis of such loans until these are sold or securitized. Premiums and discounts on loans classified as held for sale are not amortized as interest income while such loans are classified as held for sale. See “Servicing assets and servicing activities,” below for a description of the sales and securitization process. Loans held for sale consist primarily of mortgage loans held for sale. The market value of mortgage loans held for sale is generally based on quoted market prices for mortgage-backed securities adjusted by particular characteristics like guarantee fees, servicing fees, actual delinquency and the credit risk associated to the individual loans.

The Company recognizes interest income on loans on an accrual basis, except when management believes the collection of principal or interest is doubtful. Loans held for sale are placed on a non-accrual basis after they have been delinquent for more than 90 days. When the loan is placed on non-accrual, all accrued but unpaid interest to date is reversed against interest income. Such interest, if collected, is credited to income in the period of the recovery. Loans return to accrual status when principal and interest become current.

The Company regularly reviews its loans held for sale portfolio and may transfer loans from the loans held for sale portfolio to its loan receivable portfolio. For such transfers, the Company recognizes a market value adjustment charged against earnings based on the lower of aggregate cost or market value.

Notes to consolidated financial statements for Doral Financial Corporation

Loans receivable
Loans receivable are those held principally for investment purposes. These consist of construction loans for new housing development, certain residential mortgage loans which the Company does not expect to sell in the near future, commercial real estate, commercial non-real estate, leases, land, and consumer loans.

Loans receivable are carried at their unpaid principal balance, less unearned interest, net of deferred loan fees or costs (including premiums and discounts), undisbursed portion of construction loans and an allowance for loan and lease losses. These items, except for the undisbursed portion of construction loans and the allowance for loan and lease losses, are deferred at inception and amortized into interest income throughout the lives of the underlying loans using the effective interest method.

The Company recognizes interest income on loans receivable on an accrual basis, except when management believes the collection of principal or interest is doubtful. Loans receivable are placed on a non-accrual basis after they have been delinquent for more than 90 days, except for the revolving lines of credit and the credit cards that are still accruing until 180 days delinquent. When the loan is placed on non-accrual, all accrued but unpaid interest to date is reversed against interest income. Such interest, if collected, is credited to income in the period of the recovery. Loans return to accrual status when principal and interest become current.

Certain construction and commercial loans, classified as substandard, are placed on non-accrual status even when these loans are not more than 90 days delinquent.

Allowance for loan and lease losses

An allowance for loan and lease losses is established to provide for probable credit losses inherent in the portfolio of loans receivable as of the balance sheet date. The allowance for loan and lease losses is established based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), probable loss and recovery rates, and the degree of risk inherent in the loan portfolio. Loan losses are charged and recoveries are credited to the allowance for loan and lease losses, while increases to the allowance are charged to operations.

The Company evaluates impaired loans and their related valuation allowance based on SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Commercial and construction loans over $2.0 million, classified as substandard, are evaluated individually for impairment. Loans are considered impaired when, based on management’s evaluation, it is likely that the borrower will not be able to fulfill its obligation under the original terms of the loan. Impaired value of a loan is either based on the present value of expected future cash flows discounted at the loan’s effective interest rate, based on the loan’s observable market price or based on the fair value of the collateral, if the loan is collateral dependent. In assessing the reserves under the discounted cash flows, the Company considers the estimate of future cash flows based on reasonable and supportable assumptions and projections. All available evidence, including estimated costs to sell if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan, are considered in developing those estimates. The likelihood of the possible outcomes is considered in determining the best estimate of expected future cash flows.

Doral Financial also provides an allowance for small-balance homogeneous loans (including residential mortgage, auto, personal, credit cards, construction and commercial loans under $2.0 million, among others) on an aggregated basis under the provisions of SFAS No. 5 “Accounting for Contingencies.” For such loans, an allowance is determined considering the historical charge-off experience of each loan category and delinquency levels as well as charge-off and delinquency trends and economic data, such as interest levels, inflation and the strength of the housing market in the areas where the Company

Notes to consolidated financial statements for Doral Financial Corporation operates. Allowances on these loans are periodically reviewed and, when deemed necessary, adjusted to reflect changes in trends and shifts in the inherent risks within the portfolio.

Servicing assets and servicing activities

The Company pools FHA-insured and VA-guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conforming loans are pooled and issued as FNMA or FHLMC mortgage-backed securities as well as sold in bulk to investors with servicing retained.

Prior to adoption of SFAS No. 156, “Accounting for Servicing of Financial Assets”, the Company securitized or sold mortgage loans, and allocated the cost of the mortgage loans between the mortgage-backed security or mortgage loan pool sold and the retained interests, based on their relative fair values. The reported gain is the difference between the proceeds from the sale of the security or mortgage loan pool, the cost allocated to the security or loans sold (after allocating a portion of the cost to the retained interests) and the fair value of any recourse assumed by the Company.

Mortgage servicing rights (“MSRs” or “servicing assets”) retained in a sale or securitization arise from contractual agreements between the Company and investors in mortgage securities and mortgage loans. The value of MSRs is derived from the net positive cash flows associated with the servicing contracts. Under these contracts, the Company performs loan servicing functions in exchange for fees and other remuneration. The servicing function typically includes: collecting and remitting loan payments, responding to borrower inquiries, accounting for principal and interest, holding custodial funds for payment of property taxes and insurance premiums, supervising foreclosures and property dispositions, and generally administering the loans. The servicing rights entitle the Company to annual servicing fees based on the outstanding principal balance of the mortgage loans and the contractual servicing rate. The annual servicing fees generally fluctuate between 25 and 50 basis points. The servicing fees are credited to income on a monthly basis when collected. In addition, the Company generally receives other remuneration consisting of mortgagor-contracted fees as late charges and prepayment penalties, which are credited to income when collected.

Considerable judgment is required to determine the fair value of the Company’s servicing assets. Unlike highly liquid investments, the market value of servicing assets cannot be readily determined because these assets are not actively traded in securities markets. The initial carrying value of the servicing assets is generally determined based on an allocation of the carrying amount of the loans sold (adjusted for deferred fees and costs related to loan origination activities) and the retained interest (MSRs) based on their relative fair value.

Effective, January 1, 2007, under SFAS No. 156, Doral Financial elected to apply fair value accounting to its MSRs. The Company engages a third party specialist to assist with its valuation of the entire servicing portfolio (governmental, conforming and non-conforming portfolios). The fair value of the MSRs is determined based on a combination of market information on trading activity (MSR trades and broker valuations), benchmarking of servicing assets (valuation surveys) and cash flow modeling. The valuation of the Company’s MSRs incorporates two sets of assumptions: (1) market derived assumptions for discount rates, servicing costs, escrow earnings rate, float earnings rate and cost of funds and (2) market derived assumptions adjusted for the Company’s loan characteristics and portfolio behavior for escrow balances, delinquencies and foreclosures, late fees, prepayments and prepayment penalties. Also, the valuation of the Company’s MSR is impacted by changes in laws and regulations, such as the recent amendment to the Puerto Rico Notarial Law that has led to an increase of the closing costs and fees payable by persons involved in real estate purchase and mortgage loan transactions in Puerto Rico, which in turn may lead to a reduction in the number of real estate purchase and mortgage loan transactions in Puerto Rico.

Notes to consolidated financial statements for Doral Financial Corporation

Prior to the adoption of SFAS No. 156, once recorded, MSRs were periodically evaluated for impairment. Impairment occurred when the current fair value of the MSR was less than its carrying value. If MSRs were impaired, the impairment was recognized in current-period earnings and the carrying value of the MSRs was adjusted through a valuation allowance. If the value of the MSRs subsequently increased, the recovery in value was recognized in current period earnings and the carrying value of the MSRs was adjusted through a reduction in the valuation allowance. For purposes of performing the MSR impairment evaluation, the servicing portfolio was stratified on the basis of certain risk characteristics including loan type (e.g., governmental and conventional loans) and coupon. An other-than-temporary impairment analysis was prepared to evaluate whether a loss in the value of the MSRs, if any, was other than temporary or not. When the recovery of the value was unlikely in the foreseeable future, a write-down of the MSRs in the stratum to its estimated recoverable value was charged to the valuation allowance. MSRs could not be carried above their amortized cost.

The servicing assets were amortized over the estimated life of the underlying loans based on an income forecast method as a reduction of servicing income. The income forecast method of amortization was based on the projected cash flows returned by the third party market valuation. A particular periodic amortization was calculated by applying to the carrying amount of the MSRs the ratio of the cash flows projected for the current period to total remaining net MSR forecasted cash flow.

Under many of its servicing contracts, Doral Financial must advance all or part of the scheduled payments to the owner of an outstanding mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that Doral Financial, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. Doral Financial generally recovers its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, Doral Financial must absorb the cost of the funds it advances during the time the advance is outstanding. Doral Financial must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and Doral Financial will not receive any future servicing income with respect to that loan.

In the ordinary course of business, Doral Financial makes certain representations and warranties to purchasers and insurers of mortgage loans at the time of the loans sale to third parties regarding the characteristics of the loans sold, and in certain circumstances, such as in the event of early or first payment default. To the extent the loans do not meet specified characteristics, if there is a breach of contract of a representation or warranty, or if there is an early payment default, Doral Financial may be required to repurchase the mortgage loan and bear any subsequent loss related to the loan. Doral Financial does not have a reserve on its financial statements for possible losses related to repurchases resulting from representation and warranty violations because it does not expect any such losses to be significant.

In the past, the Company sold mortgage loans and mortgage-backed securities subject to recourse provisions. Pursuant to these recourse arrangements, the Company agrees to retain or share the credit risk with the purchaser of such mortgage loans for a specified period or up to a certain percentage of the total amount in loans sold. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and includes such obligation with the net proceeds from the sale, resulting in a lower gain on sale recognition. Doral estimates the fair value of its recourse obligation based on historical losses from foreclosure and disposition of mortgage loans adjusted for expectations of changes in portfolio behavior and market environment.

Notes to consolidated financial statements for Doral Financial Corporation

Interest-only strips

IOs represent the estimated present value of the cash flows retained by the Company as part of its past sale and securitization activities. The Company no longer engages in this activity and retains its existing IOs as trading securities. In order to determine the value of its IOs, the Company uses a valuation model that calculates the present value of estimated cash flows. The model incorporates the Company’s own estimates of assumptions market participants use in determining the fair value, including estimates of prepayment speeds, discount rates, defaults and contractual fee income. In accordance with SFAS 115, changes in fair value of IOs held in the trading portfolio are recorded in earnings as incurred.

Real estate held for sale

The Company acquires real estate through foreclosure proceedings. Legal fees and other direct costs incurred in a foreclosure are expensed as incurred. These properties are held for sale and are stated at the lower of cost or fair value (after deduction of estimated disposition costs). A loss is recognized for any initial write down to fair value less costs to sell. Any losses in the carrying value arising from periodic appraisals of the properties are charged to expense in the period incurred. Gains and losses not previously recognized that result from disposition of real estate held for sale are recorded in non-interest expense within the other expenses caption in the accompanying Consolidated Statements of Loss.

It is the policy of the Bank to sell any real property acquired through the collection of debts due within 5 years. During the time that the Bank holds the real property, the Bank shall charge-off the real property based upon the current appraised value of the property.

It is the policy of the Bank to dispose of its other real estate owned (“OREO”) properties in a manner which is both expeditious and maximizes the potential value of such properties. It is the responsibility of the Board of Directors and Senior Management to ensure that the disposition of the Bank’s OREO properties must at all time be consistent with all federal and state regulations. As such, the Bank shall make a diligent effort to dispose of each parcel of OREO and shall maintain adequate and appropriate records to reflect these efforts.

Assets to be disposed of by sale

Long-term assets to be sold by the Company are classified as available for sale if the following criterias are met: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset and transfer of the asset is probable, and transfer of the asset is expected to qualify for recognition as completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets classified as available for sale are recorded at lower-of-cost-or-market less selling costs, recording a loss and adjusting book value. In the event the asset is not sold, it shall be registered at the lower of book value prior to reclassification to available for sale adjusted for the unrecognized depreciation and the fair value of the asset.

Premises and equipment

Premises, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the lesser of the estimated useful lives of the assets or the terms of the leases. The lease term is defined as the contractual term plus lease renewals that are considered to be “reasonably assured.” Useful lives range

Notes to consolidated financial statements for Doral Financial Corporation from three to ten years for leasehold improvements and equipment, and thirty to forty years for retail branches and office facilities.

The Company measures impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.

Rent expense under operating leases is recognized on a straight-line basis over the lease term taking into consideration contractual rent increases. The difference between rent expense and the amount actually paid during a period is charged to a “Deferred rent obligation” account, included as part of accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

Goodwill and other intangible assets

The Company accounts for goodwill and identifiable intangible assets under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is recognized when the purchase price is higher than the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or circumstances indicate possible impairment. In determining the fair value of a reporting unit the Company uses a discounted cash flow analysis. Goodwill impairment losses are recorded as part of operating expenses in the Consolidated Statement of Loss.

SFAS No. 142 provides for impairment testing of goodwill following a two-step process. The first step is used to identify potential impairment and requires comparison of the estimated fair value of the reporting unit with its carrying amount including goodwill. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds the estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

If needed, the second step consists of calculating an implied fair value of goodwill. If the implied fair value of the reporting unit goodwill exceeds the carrying value of that goodwill, there is no impairment. If the carrying value of goodwill exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment is not permitted.

Definite life intangibles are amortized over their estimated life, generally on a straight-line basis, and are reviewed periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Accounting for transfers and servicing of financial assets and extinguishment of liabilities

The Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

In accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” a transfer of financial assets (of all or a portion of the financial asset) in which Doral surrenders control over these financial assets shall be accounted for as a sale to the extent that consideration, other than beneficial interests in the transferred assets, is received in exchange. Doral has surrendered control over transferred assets if and only if all of the following conditions are met:

a.  The transferred assets have been isolated from Doral—put presumptively beyond the reach of Doral and its creditors, even in bankruptcy or other receivership.

Notes to consolidated financial statements for Doral Financial Corporation

b.  Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its rights to pledge or exchange and provided more than a trivial benefit to Doral.

c.  Doral does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates Doral to repurchase or redeem them before their maturity, or (2) the ability to unilaterally cause the holder to return specific assets other than through a cleanup call.

If a transfer of financial assets in exchange for cash or other consideration (other than beneficial interests in the transferred assets) does not meet the criteria for a sale as described above, Doral accounts for the transfer as a secured borrowing with pledge of collateral.

GNMA programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the Company provides servicing. At the Company’s option and without GNMA prior authorization, Doral may repurchase such delinquent loans for an amount equal to 100% of the loan’s remaining principal balance. This buy-back option is considered a conditional option until the delinquency criteria is met, at which time the option becomes unconditional. When the loans backing a GNMA security are initially securitized, the Company treats the transaction as a sale for accounting purposes because the conditional nature of the buy-back option means that the Company does not maintain effective control over the loans and the loans are derecognized from the balance sheet. When individual loans later meet GNMA’s specified delinquency criteria and are eligible for repurchase, Doral is deemed to have regained effective control over these loans and must be brought back onto the Company’s books as assets at fair value, regardless of whether the Company intends to exercise the buy-back option. An offsetting liability is also recorded as part of “Accrued Expenses and Other Liabilities.”

Securities sold under agreements to repurchase

As part of its financing activities the Company enters into sales of securities under agreements to repurchase the same or substantially similar securities. The Company retains control over such securities according to the provisions of SFAS 140. Accordingly, the amounts received under these agreements represent borrowings, and the securities underlying the agreements remain in the asset accounts. These transactions are carried at the amounts at which transactions will be settled. The counterparties to the contracts generally have the right to repledge the securities received as collateral. Those securities are presented in the Consolidated Statements of Financial Condition as part of pledged investment securities.

Insurance agency commissions

Commissions generated by the Company’s insurance agency operation are recorded when earned. The Company’s insurance agency earns commissions when the insurance policies are issued by unaffiliated insurance companies.

Derivatives and interest rate risk management

Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates, to changes in fair value of assets and liabilities and to secure future cash flows. Derivatives are generally either privately negotiated over-the-counter (“OTC”) contracts or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, caps and collars, forwards and options. Exchange-traded derivatives include futures and options.

The Company accounts for its derivatives under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This statement requires recognition of all

Notes to consolidated financial statements for Doral Financial Corporation derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to accumulated other comprehensive income (loss) and/or current earnings, as appropriate. On the date the Company enters into a derivative contract, it designates the derivative instrument as either a fair value hedge, cash flow hedge or as a free-standing derivative instrument. In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognized in current period earnings along with the change in value of the designated hedged item. If the hedge relationship is terminated, hedge accounting is discontinued and changes in the value of the derivative instrument continue to be recognized in current period earnings, the hedged item is no longer adjusted for fair value changes, and the fair value adjustment to the hedged item while it was designated as a hedge continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognized in other comprehensive income, until such a time as those earnings are affected by the variability of the cash flows of the underlying hedged item. If the hedge relationship is terminated, the net derivative gain or loss related to the discontinued cash flow hedge should continue to be reported in accumulated other comprehensive income (loss) and will be reclassified into earnings when the cash flows that were hedged occur, or when the forecasted transaction affects earnings or if no longer expected to occur. After a cash flow hedge is discontinued, future changes in the fair value of the derivative instrument are recognized in current period earnings. In either a fair value hedge or a cash flow hedge, net earnings may be impacted to the extent the changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. For free-standing derivative instruments, changes in fair values are reported in current period income.

Prior to entering a hedge transaction, the Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets and liabilities on the statement of condition or to specific forecasted transactions or firm commitments along with a formal assessment, at both inception of the hedge and on an ongoing basis, as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in current period earnings.

Income taxes

Doral Financial recognizes deferred tax assets and liabilities based upon the expected future tax consequences of existing temporary differences between the carrying amounts and the tax bases of assets and liabilities based on applicable tax laws. To the extent tax laws change, deferred tax assets and liabilities are adjusted, when necessary, in the period that the tax change is enacted and recognizes income tax benefits when the realization of such benefits is probable. A valuation allowance is recognized for any deferred tax asset for which, based on management’s evaluation, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against deferred tax assets. In determining the realizability of deferred tax assets the Company considers, among others matters, all sources of taxable income including the future reversal of existing temporary differences, future taxable income, carryforwards and tax planning strategies. In the determination of the realizability of the deferred tax asset, the Company evaluates both positive and negative evidence regarding the ability of the Company to generate sufficient taxable income. In making its assessment, significant weight is given to evidence that can be objectively verified.

Notes to consolidated financial statements for Doral Financial Corporation

Income tax benefit or expense includes: (a) deferred tax expense or benefit, which represents the net change in the deferred tax liability or asset during the year plus any change in the valuation allowance, if any, and (b) current tax expense. Income tax expense excludes the tax effects related to adjustments recorded to accumulated other comprehensive income (loss).

Legal surplus

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of Doral Bank PR’s net income for the year be transferred to a legal surplus account until such surplus equals its paid-in capital. The surplus account is not available for payment of dividends.

Statements of cash flows

Cash and cash equivalents include cash and due from banks and money market instruments, which include securities purchased under agreements to resell, time deposits and other short-term investments with maturities of three months or less when purchased.

Earnings per share

Basic net income (loss) per share is determined by dividing net income, after deducting any dividends on preferred stock, by the weighted-average number of common shares outstanding during the period.

Diluted net income (loss) per share is computed based on the assumption that all of the shares of convertible instruments will be converted into common stock, if dilutive, and considers the dilutive effect of stock options using the Treasury stock method.

Stock option plan

Effective January 1, 2006, the Doral Financial adopted SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), without a material effect on the Consolidated Financial Statements of the Company. Since 2003, the Company expensed the fair value of stock options granted to employees using the “modified prospective” method under SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options. When unvested options are forfeited, any compensation expense previously recognized on such options is reversed in the period of the forfeiture.

SFAS 123R requires the Company to estimate the pre-vesting forfeiture rate, for grants that are forfeited prior to vesting, beginning on the grant date and to true-up forfeiture estimates through the vesting date so that compensation expense is recognized only for grants that vest. When unvested grants are forfeited, any compensation expense previously recognized on the forfeited grants is reversed in the period of the forfeiture. Accordingly, periodic compensation expense includes adjustments for actual and estimated pre-vesting forfeitures and changes in the estimated pre-vesting forfeiture rate.

For additional information regarding the Company’s stock options please refer to Note 34.

Comprehensive income

Comprehensive income includes net income and other transactions, except those with stockholders, which are recorded directly in equity. In the Company’s case, in addition to net income, other comprehensive income results from the changes in the unrealized gains and losses on securities that are classified as available for sale and unrealized gains and losses classified as cash flow hedges.

Notes to consolidated financial statements for Doral Financial Corporation

Segment information

The Company reports financial and descriptive information about its reportable segments. Please refer to Note 38 for additional information. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

The Company’s segment reporting is organized by legal entity and aggregated by line of business consistent with the Company’s business model. Legal entities that do not meet the threshold for separate disclosure are aggregated with other legal entities with similar lines of business. Doral’s management made this determination based on operating decisions particular to each line of business.

Reclassifications

Certain amounts reflected in the 2007 and 2006 Consolidated Financial Statements have been reclassified to conform to the presentation for 2008. In particular for 2007 and 2006, Doral Financial has reclassified the expenses related to electronic data processing into a new non-interest expense category titled EDP expenses on the Consolidated Statements of Loss. Previously, the expenses associated with electronic data processing were included as part of professional services, communication and information systems and occupancy and other office expenses. Also, occupancy and other office expenses was segregated into two new categories; (1) occupancy expenses; and (2) office expenses.

Recent accounting pronouncements

Fair Value Measurements.  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the principal (or most advantageous) market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price), not the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).

This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, this Statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The notion of unobservable inputs is intended to allow for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In those situations, the reporting entity need not undertake all possible efforts to obtain information about market participant assumptions. However, the reporting entity must not ignore

Notes to consolidated financial statements for Doral Financial Corporation information about market participant assumptions that is reasonably available without undue cost and effort.

This Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs (within Level 3 of the fair value hierarchy), the effect of the measurements on earnings (or changes in net assets) for the period. This Statement encourages entities to combine the fair value information disclosed under this Statement with the fair value information disclosed under other accounting pronouncements, including FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” where practicable.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On January 1, 2008, the Company adopted this Statement on its consolidated financial statements with no material impact.

Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active.  In October 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active”. The FSP clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The FSP states that an entity should not automatically conclude that a particular transaction price is determinative of fair value. In a dislocated market, judgment is required to evaluate whether individual transactions are forced liquidations or distressed sales. When relevant observable market information is not available, a valuation approach that incorporates management’s judgments about the assumptions that market participants would use in pricing the asset in a current sale transaction would be acceptable. The FSP also indicates that quotes from brokers or pricing services may be relevant inputs when measuring fair value, but are not necessarily determinative in the absence of an active market for the asset. In weighing a broker quote as an input to a fair value measurement, an entity should place less reliance on quotes that do not reflect the result of market transactions. Further, the nature of the quote (for example, whether the quote is an indicative price or a binding offer) should be considered when weighing the available evidence.

The FSP is effective immediately, and for prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, “Accounting Changes and Error Corrections.” Accordingly, we adopted the FSP prospectively, beginning July 1, 2008. The adoption of this statement impacted the valuation methodology of some of the Company’s investment securities. Please refer to Note 36 for additional information.

Business Combinations.  In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations”. This statement replaces FASB Statement No. 141 and applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more business. SFAS 141 (R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (purchase method) be used for all business combinations. This statement defines the acquirer as the entity that obtains control in the business combination and requires the acquirer to be identified.

SFAS 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. In addition, this statement expands and improves the information reported about assets acquired and liabilities assumed arising from contingencies. Contingencies arising from a business combination should be recognized as of the acquisition date, measured at their acquisition date fair values.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008. Earlier

Notes to consolidated financial statements for Doral Financial Corporation application is not permitted. The Company is currently evaluating the effect, if any, of the adoption of this Statement on its consolidated financial statements. The effects of adopting this standard, if any, are not expected to be significant.

SFAS No. 159 “Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.” In February 2007, the FASB issued SFAS No. 159, which provides companies with an option to report selected financial assets and liabilities at fair value. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements,” and No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company adopted SFAS No. 159 in 2008, but chose not to apply the fair value option to any of its financial assets or financial liabilities.

Noncontrolling Interests in Consolidated Financial Statements.  In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). This Statement amends Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations.

The significant changes upon adoption of SFAS 160 are the definition, classification and measurement of noncontrolling interest (previously referred to as minority interest). SFAS 160 define noncontrolling interest as the portion of equity (net assets) in a subsidiary not attributable to a parent. It also requires the presentation of the noncontrolling interest within the equity section of the statement of financial position separately from parent’s equity and should be clearly identified to distinguish it from other components of the parent’s equity.

SFAS 160 clarifies that all earnings and losses of the subsidiary should be attributed to the parent and the Noncontrolling interest, even if the attribution of losses results in a debit balance in stockholders’ equity. In addition, SFAS 160 provides that upon a loss of control (Deconsolidation), any gain or loss on the interest sold will be recognized in earnings.

SFAS 160 applies to all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Calendar year end public companies will have to adopt SFAS 160 in the fist quarter of 2009. Earlier application is not permitted. The Company is currently evaluating the effect, if any, of the adoption of this Statement on its consolidated financial statements, commencing on January 1, 2009.

Disclosures about Derivative Instruments and Hedging Activities.  In March 2008, The FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This statement improves the transparency of financial reporting and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative

Notes to consolidated financial statements for Doral Financial Corporation instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

To meet those objectives, this statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses, on derivatives instruments, and disclosures about credit-risk-related contingent features in derivatives agreements.

This statement has the same scope as SFAS 133 and accordingly, applies to all entities. This Statement applies to all derivative instruments, including bifurcated derivative instruments and related hedged items accounted for under SFAS 133 and its related interpretations. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management is evaluating the enhanced disclosure requirements which are effective for the first quarter of 2009.

The Hierarchy of Generally Accepted Accounting Principles.  In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy).

The current GAAP hierarchy, as set forth in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”, has been criticized because (1) it is directed to the auditor rather than the entity, (2) it is complex, and (3) it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process.

The FASB believes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Accordingly, the FASB concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and issued this Statement to achieve that result.

There is no expectation that this Statement will result in a change in current practice. However, transition provisions have been provided by the FASB in the unusual circumstance that the application of the provisions of this Statement results in a change in practice.

This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the effect, if any, of the adoption of this Statement on its consolidated financial statements.

Disclosures about Credit Derivatives and Certain Guarantees — An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.  In September 2008, the FASB issued Staff Position No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. FSP FAS 131-1 and FIN 45-4 amends SFAS 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instrument. A seller of credit derivatives must disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance, and cash flows. As of December 31, 2008, the Company is not involved in the credit

Notes to consolidated financial statements for Doral Financial Corporation derivatives market. This FSP also amends FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of this FBP that amend SFAS 133 and FIN 45 will be effective for reporting periods (annual or interim) ending after November 15, 2008. The FSP clarifies the FASB’s intent that the disclosures required by SFAS 161 should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. Management will be evaluating the enhanced disclosure requirements for the first quarter of 2009.

Accounting for Transfer of Financial Assets and Repurchase Financing Transactions.  In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfer of Financial Assets and Repurchase Financing Transactions.” The FSP requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under FAS 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace.

The FSP is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Company is currently evaluating the effect, if any, of the adoption of this FSP on its financial statements, commencing on January 1, 2009.

Amendments to the Impairment Guidance of EITF Issue No. 99-20.  In January 2009, the FASB issued FASB Staff Position (FSP) No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This FSP aligns the impairment model of Issue No. 99-20 with that of FASB Statement 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS 115 requires entities to assess whether it is probable that the holder will be unable to collect all amounts due according to the contractual terms. The FSP eliminates the requirement to consider market participants’ views of cash flows of a security in determining whether or not impairment has occurred. The FSP is effective for interim and annual reporting periods ending after December 15, 2008, and must be applied prospectively. Earlier application is not permitted. The adoption of this Statement impacted the valuation methodology of some of the Company’s investment securities. Please refer to Note 9 for additional information.

Determination of the Useful Life of Intangible Assets.  In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Asset”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142 “Goodwill and Other Intangible Assets”. In developing these assumptions, an entity should consider its own historical experience in renewing or extending similar arrangements adjusted for entity- specific factors or, in the absence of that experience, the assumptions that market participants would use about renewals or extensions adjusted for the entity-specific factors. This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the effect, if any, of the adoption of this Statement on its consolidated financial statements, commencing on January 1, 2009.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.  In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing

Notes to consolidated financial statements for Doral Financial Corporation earnings per share (“EPS”) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP applies to the calculation of EPS under Statement 128 for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. This FSP will not have an impact on the Company’s earnings per share computation upon adoption.

Accounting for Defensive Intangible Assets.  In November 2008, the FASB issued FASB Staff Position (FSP) EITF 08-7, “Accounting for Defensive Intangible Assets”. This EITF clarifies how to account for defensive intangible assets subsequent to initial measurement. It applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold (lock up) the asset to prevent others from obtaining access to the asset (a defensive intangible asset), except for intangible assets that are used in research and development activities. A defensive intangible asset should be accounted for as a separate unit of accounting and shall be assigned a useful life in accordance with paragraph 11 of Statement 142. This EITF shall be effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will be evaluating the impact of adopting this EITF for future acquisitions commencing in January 2009.

3.	REGULATORY REQUIREMENTS

Holding company requirements

Doral Financial is a bank holding company subject to supervision and regulation by the Federal Reserve System (the “Federal Reserve”) under the Bank Holding Company Act of 1956 (the “BHC Act”), as amended by the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”). As a bank holding company, Doral Financial’s activities and those of its banking and non-banking subsidiaries are limited to banking activities and such other activities the Federal Reserve has determined to be closely related to the business of banking. Under the Gramm-Leach-Bliley Act, financial holding companies can engage in a broader range of financial activities than other bank holding companies. Given the difficulties faced by Doral Financial following the restatement of its audited financial statements for the period between January 1, 2000 and December 31, 2004, the Company filed a notice with the Federal Reserve withdrawing its election to be treated as a financial holding company, which became effective January 8, 2008.

The withdrawal of its election to be treated as a financial holding company has not adversely affected and is not expected to adversely affect Doral Financial’s current operations, all of which are permitted to bank holding companies that have not elected to be treated as financial holding companies. Specifically, Doral Financial is authorized to engage in insurance agency activities in Puerto Rico pursuant to Regulation K promulgated under the BHC Act. Under the BHC Act, Doral Financial may not, directly or indirectly, acquire the ownership or control of more than 5% of any class of voting shares of a bank or another bank holding company, without the prior approval of the Federal Reserve.

Banking charters

Doral Bank PR is a commercial bank chartered under the laws of the Commonwealth of Puerto Rico regulated by the Office of the Commissioner of Financial Institutions (the “CFI”), pursuant to the

Notes to consolidated financial statements for Doral Financial Corporation

Puerto Rico Banking Act of 1933, as amended, and subject to supervision and examination by the Federal Deposit Insurance Corporation (“FDIC”). Its deposits are insured by the FDIC.

Doral Bank NY is a federally chartered savings bank regulated by the Office of Thrift Supervision (“OTS”). Its deposit accounts are also insured by the FDIC.

Regulatory capital requirements

The Company’s banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory actions against Doral Financial’s banking subsidiaries, as well as additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory guidelines. The Company’s and its banking subsidiaries’ capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures, established by regulation to ensure capital adequacy, require the Company’s banking subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

As of December 31, 2008, Doral Bank PR and Doral Bank NY were considered well-capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well capitalized institution under the FDIC’s regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on the Company.

On March 16, 2006, the Company entered into a consent order with the Federal Reserve. Pursuant to the requirements of the existing cease and desist order, the Company submitted a capital plan to the Federal Reserve in which it has agreed to maintain minimum leverage ratios of at least 5.5% and 6.0% for Doral Financial and Doral Bank PR, respectively. While the Tier 1 and Total capital ratios have risk weighting components that take into account the low level of risk associated with the Company’s mortgage and securities portfolios, the Leverage Ratio is significantly lower because it is based on total average assets without any risk weighting.

As of December 31, 2008, Doral Bank PR was considered “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized”, Doral Bank PR must maintain Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table.

Doral Bank NY is subject to substantially the same regulatory capital requirements of Doral Bank PR as set forth above. As of December 31, 2008, Doral Bank NY was in compliance with the capital requirements for a “well-capitalized” institution.

On February 15, 2008, the Board of Directors of Doral Financial approved a capital infusion of $80.0 million to Doral Bank PR to maintain its regulatory capital ratios above well capitalized levels. Also, on July 30, 2008, Doral Financial approved an additional capital infusion to Doral Bank PR amounting to $100.0 million.

Notes to consolidated financial statements for Doral Financial Corporation

Doral Financial’s, Doral Bank PR’s and Doral Bank NY’s actual capital amounts and ratios are presented in the following table. Total of approximately $221.8 million (2007—$419.2 million), $20.1 million (2007—$126.4 million), and $0.4 million (2007—$2.2 million) representing non-qualifying perpetual preferred stock and non-allowable assets such as deferred tax asset, goodwill and other intangible assets, were deducted from the capital of Doral Financial, Doral Bank PR and Doral Bank NY, respectively.

					To be well capitalized
					under prompt corrective
	Actual		For capital adequacy purposes		action provisions
	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

	(dollars in thousands)

As of December 31, 2008:
Total capital (to risk-weighted assets):
Doral Financial Consolidated(1)	$997,664	17.1	$467,518	≥8.0	N/A	N/A
Doral Bank PR	$661,614	15.5	$341,128	≥8.0	$426,410	≥10.0
Doral Bank NY	$15,474	19.1	$6,496	≥8.0	$8,120	≥10.0
Tier 1 capital (to risk-weighted assets):
Doral Financial Consolidated(1)	$806,573	13.8	$233,759	≥4.0	N/A	N/A
Doral Bank PR	$607,494	14.3	$170,564	≥4.0	$255,846	≥6.0
Doral Bank NY	$15,053	18.5	$3,248	≥4.0	$4,872	≥6.0
Leverage Ratio:(2)
Doral Financial Consolidated(1)	$806,573	7.6	$424,891	≥4.0	N/A	N/A
Doral Bank PR	$607,494	6.4	$378,651	≥4.0	$473,314	≥5.0
Doral Bank NY	$15,053	15.0	$4,015	≥4.0	$5,018	≥5.0
As of December 31, 2007:
Total capital (to risk-weighted assets):
Doral Financial Consolidated(1)	$1,033,962	17.8	$465,331	≥8.0	N/A	N/A
Doral Bank PR	$501,100	12.5	$320,138	≥8.0	$400,173	≥10.0
Doral Bank NY	$13,257	13.8	$7,696	≥8.0	$9,620	≥10.0
Tier 1 capital (to risk-weighted assets):
Doral Financial Consolidated(1)	$960,639	16.5	$232,666	≥4.0	N/A	N/A
Doral Bank PR	$450,302	11.3	$160,069	≥4.0	$240,104	≥6.0
Doral Bank—NY	$12,530	13.0	$3,848	≥4.0	$5,772	≥6.0
Leverage Ratio:(2)
Doral Financial Consolidated(1)	$960,639	10.8	$355,863	≥4.0	N/A	N/A
Doral Bank PR	$450,302	6.0	$302,653	≥4.0	$378,316	≥5.0
Doral Bank—NY	$12,530	10.6	$4,727	≥4.0	$5,909	≥5.0

(1)	Doral Financial was not subject to regulatory capital requirements as of December 31, 2008 and 2007. Ratios were prepared as if the Company were subject to the requirements for comparability purposes.

(2)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank PR, and Tier 1 capital to adjusted total assets in the case of Doral Bank NY.

Housing and Urban Development Requirements

The Company’s mortgage operation is a U.S. Department of Housing and Urban Development (“HUD”) approved non-supervised mortgagee and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. Such equity requirement is tied to the size of the Company’s servicing portfolio and ranged up to $1.0 million. The Company is also required to maintain fidelity bonds and errors and omissions insurance coverage based on the balance of its servicing portfolio.

Notes to consolidated financial statements for Doral Financial Corporation

For the year ended December 31, 2007, Doral Mortgage did not maintain the required minimum level for adjusted net worth required by HUD. In February 2008, Doral Bank PR made a capital contribution to Doral Mortgage in order to comply with the minimum adjusted net worth required by HUD.

Registered Broker-Dealer Requirements

During 2006, the Company sold substantially all of Doral Securities’ investment securities and during the third quarter of 2007, Doral Securities voluntarily withdrew its license as a broker-dealer with the SEC and its membership with the FINRA. Doral Securities’ operations during 2008 were limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

4.  CASH AND DUE FROM BANKS

At December 31, 2008 and 2007, the Company’s cash amounted to $184.3 million and $67.9 million, respectively.

In October 2008, the Federal Reserve Bank announced that it would to pay interest on required reserve balances and excess balances beginning with the reserve balance maintenance period that started on October 9, 2008. As of December 31, 2008, the Company maintained as interest-bearing $120.9 million with the Federal Reserve. Also, the Company maintained at December 31, 2008 and 2007, $14.9 million and $17.3 million, respectively, as interest-bearing with the Federal Home Loan Bank.

The Company’s bank subsidiaries are required by federal and state regulatory agencies to maintain average reserve balances with the Federal Reserve or other banks. Those required average reserve balances amounted to $132.6 million and $178.0 million as of December 31, 2008 and 2007, respectively.

5.  MONEY MARKET INVESTMENTS

At December 31, 2007, money market investments included $199.8 million in time deposits and other short-term money market investments pledged as collateral for securities sold under agreement to repurchase, which the counterparty can repledge. At December 31, 2008, no money market investment was pledged as collateral for securities sold under agreement to repurchase, which the counterparty can repledge.

Notes to consolidated financial statements for Doral Financial Corporation

6.  SECURITIES HELD FOR TRADING

Securities held for trading consisted of:

	December 31,
	2008	2007

	(in thousands)

Mortgage-backed securities:
GNMA exempt	$—	$33,678
GNMA taxable	—	11,928
CMO certificates	731	16,064
FHLMC and FNMA	—	8,693
Variable rate interest-only strips	51,709	51,074
Fixed rate interest-only strips	470	854
U.S. Treasury Notes	198,680	152,695
Derivatives(1)	287	1,476

	$251,877	$276,462

(1)	Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates. Derivatives include interest rate caps and forward contracts. Derivatives not accounted as hedges in a net asset position are recorded as securities held for trading and derivatives in a net liability position as liabilities. The gross notional amount of derivatives recorded as held for trading totaled $305.0 million and $414.0 million as of December 31, 2008 and 2007, respectively. Notional amounts indicate the volume of derivatives activity, but do not represent Doral Financial’s exposure to market or credit risk.

The weighted-average yield on securities held for trading, including IOs, as of December 31, 2008 was 5.75% (2007—6.00%).

In January 2008, the Company transferred $68.5 million from the held for trading portfolio to the available for sale portfolio as a result of a reassessment of the intention to trade these securities or to sell them in the short term. This transfer was the final part of the Company’s reassessment of its investment portfolio as a result of the Company’s Recapitalization. The Recapitalization significantly changed Doral Financial’s liquidity position which resulted in the Company’s decision to include these assets as core medium to long-term investments.

Set forth below is a summary of the components of net gain (loss) from securities held for trading:

	Year ended December 31,
	2008	2007	2006

	(in thousands)

Net realized gains (losses) on sales of securities held for trading	$1,126	$(25,935)	$(8,554)
Net gains (losses) on securities held for trading economically hedging MSRs	27,551	(818)	—
Gain (loss) on the IO valuation	5,649	8,554	(41,967)
Net unrealized losses on trading securities, excluding IOs	(402)	(7,739)	(2,662)
Net realized and unrealized (losses) gains on derivative instruments	(3,943)	(1,787)	15,955

Total	$29,981	$(27,725)	$(37,228)

Notes to consolidated financial statements for Doral Financial Corporation

7.  SECURITIES AVAILABLE FOR SALE

The following tables summarize the amortized cost, gross unrealized gains and losses, approximate market value, weighted-average yield and contractual maturities of securities available for sale as of December 31, 2008, 2007, and 2006.

	2008
					Weighted-
	Amortized	Unrealized	Unrealized	Market	average
	cost	gains	losses	value	yield

	(dollars in thousands)

Mortgage-Backed Securities
GNMA
Due within one year	$50	$1	$—	$51	5.89%
Due from one to five years	875	8	16	867	4.42%
Due from five to ten years	626	12	—	638	5.83%
Due over ten years	63,957	390	354	63,993	5.38%
FHLMC and FNMA
Due from five to ten years	52,381	1,209	—	53,590	4.61%
Due over ten years	975,092	15,844	2,296	988,640	5.25%
CMO Government Sponsored
Agencies
Due from five to ten years	2,223	—	—	2,223	7.80%
Due over ten years	1,588,047	2,367	7,900	1,582,514	3.61%
CMO Private Label
Due over ten years	491,877	47	139,845	352,079	6.17%
Debt Securities
FHLB Notes
Due from one to five years	2,060	82	—	2,142	4.16%
Due from five to ten years	63,470	720	—	64,190	5.00%
Due over ten years	80,000	72	—	80,072	5.21%
FNMA Notes
Due within one year	43,518	45	—	43,563	3.19%
Due from one to five years	3,177	113	—	3,290	3.37%
Due over ten years	49,990	91	—	50,081	6.00%
FHLMC Notes
Due over ten years	50,000	—	395	49,605	5.50%
P.R. Housing Bank
Due from five to ten years	3,595	30	9	3,616	4.92%
Due over ten years	3,690	26	—	3,716	5.47%
Other
Due within one year	11,141	174	—	11,315	4.64%
Due from one to five years	64,241	1,727	—	65,968	5.23%
Due over ten years	8,000	48	1,050	6,998	5.61%

	$3,558,010	$23,006	$151,865	$3,429,151	4.62%

Notes to consolidated financial statements for Doral Financial Corporation

	2007					2006
					Weighted-		Weighted-
	Amortized	Unrealized	Unrealized	Market	average	Market	average
	cost	gains	losses	value	yield	value	yield

	(dollars in thousands)

Mortgage-Backed Securities
GNMA
Due from one to five years	$374	$9	$—	$383	6.39%	$—	—
Due over ten years	3,694	145	3	3,836	6.91%	1,310,150	4.62%
FNMA
Due over ten years	260,143	4,297	558	263,882	6.05%	210,307	4.94%
CMO Government Sponsored Agencies
Due over ten years	7,000	—	659	6,341	6.10%	—	—
CMO Private Label
Due over ten years	530,997	—	28,285	502,712	6.22%	—	—
Debt Securities
FHLB Notes
Due from one to five years	100,458	1,165	—	101,623	4.16%	—	—
Due over ten years	273,595	—	3,376	270,219	5.10%	27,497	5.50%
FNMA Notes
Due within one year	46,000	—	—	46,000	4.60%	—	—
Due from one to five years	—	—	—	—	—	45,711	4.60%
Due over ten years	49,990	—	43	49,947	6.00%	—	—
FHLB Zero Coupon
Due over ten years	137,131	—	2,688	134,443	6.01%	—	—
FHLMC Zero Coupon
Due over ten years	242,281	155	162	242,274	5.83%	—	—
FHLMC Notes
Due over ten years	50,000	12	—	50,012	5.50%	—	—
P.R. Housing Bank
Due over ten years	4,635	9	—	4,644	5.50%	—	—
U.S. Treasury Bonds
Due within one year	—	—	—	—	—	99,656	1.97%
Due from five to ten years	—	—	—	—	—	715,365	3.64%
Due over ten years	234,361	—	8,768	225,593	4.21%	—	—
Other
Due within one year	6,899	11	20	6,890	3.98%	—	—
Due from one to five years	5,025	21	—	5,046	5.15%	—	—
Due over ten years	8,001	231	137	8,095	5.61%	—	—

	$1,960,584	$6,055	$44,699	$1,921,940	5.56%	$2,408,686	4.26%

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value.

Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of securities available for sale during 2008 were approximately $234.3 million (2007—$2.6 billion and 2006—$1.4 billion). For 2008, gross gains of $0.2 million (2007—$2.7 million and 2006—$0.7 million) were realized on those sales. For 2008, the Company did not realize gross losses on those sales. Gross losses for 2007 and 2006 amounted to $100.2 million and $28.4 million, respectively. Also, the Company recognized a gross loss for 2008 of $0.9 million related to the recognition of an other-than-temporary-impairment on one security from this portfolio due to the probability of higher principal and interest losses, and a gross gain of $2.1 million and a gross loss of $6.3 million related to the Lehman transaction.

The Company had counterparty exposure to Lehman Brothers, Inc. (“LBI”) in connection with repurchase financing agreements. LBI was placed in a Securities Investor Protection Corporation (“SIPC”) liquidation proceeding after the filing for bankruptcy of its parent Lehman Brothers Holdings, Inc. The filing of the SIPC liquidation proceeding was an event of default under the repurchase agreements resulting in their termination as of September 19, 2008. This termination resulted in a reduction of $549.3 million in positions held as available for sale securities as of December 31, 2008. Please refer to Note 15 for further information.

Notes to consolidated financial statements for Doral Financial Corporation

During the third quarter of 2007, as a result of a reassessment of the Company’s intent of holding available for sale securities until maturity or recovery of losses, the Company sold $1.9 billion in available for sale securities at a loss of $96.8 million. As part of this transaction, the related borrowings used to finance these securities were cancelled and losses of $16.4 million on economic hedging transactions and of $14.8 million on extinguishment of liabilities were recognized. The Company made the determination to sell these securities based on existing market conditions in order to reduce interest rate risk.

During the fourth quarter of 2007, the Company transferred its held to maturity portfolio, amounting to approximately $1.8 billion, to the available for sale portfolio and subsequently sold $437.5 million in long dated U.S. Treasury securities for a gain. The sale was executed to reduce the Company’s interest rate risk exposure. Providing the Company with a greater ability to manage interest rate risk was the primary factor in making the decision to transfer the securities from the held to maturity to the available for sale portfolio. Since the transfer did not qualify under the exemption provisions for the sale or transfer of held to maturity securities under SFAS 115, the reclassification decision by the Company is deemed to have “tainted” the held to maturity category and it will not be permitted to prospectively classify any investment securities scoped under SFAS 115 as held to maturity for a period of two years. The Company recognized, at the time of the transfer, $8.1 million of unrealized loss on available for sale securities accumulated in other comprehensive loss, net of taxes. Under current conditions, based on credit characteristics of the investment portfolio, management’s assessment is that the Company has the intent and ability to retain its portfolio of investment securities until market recovery.

During 2006, the Company’s sold $1.7 billion in available for sale securities (of which $231.0 million settled during the first quarter of 2007) at a loss of $22.7 million. As part of this transaction, repurchase agreements amounting to $1.7 billion were terminated and a loss of $6.9 million was recorded as loss on sale extinguishment for the year ended December 31, 2006.

8.  SECURITIES HELD TO MATURITY

The Company transferred $1.8 billion of held to maturity investment securities to the available for sale portfolio during the fourth quarter of 2007. As a result of the transfer, there were no held to maturity securities as of December 31, 2008 and 2007.

Notes to consolidated financial statements for Doral Financial Corporation

The amortized cost, gross unrealized gains and losses, approximate market value, weighted-average yield and contractual maturities of securities held to maturity as of December 31, 2006 was as follows:

	2006
		Weighted-
	Amortized	average
	cost	yield

	(dollars in thousands)

Mortgage-Backed Securities
GNMA
Due from one to five years	$656	5.99%
Due from five to ten years Due over ten years	3,592	6.85%
FHLMC and FNMA
Due over ten years	291,905	6.05%
CMO Certificates
Due over ten years	8,209	5.79%
Debt Securities
FHLB Notes
Due within one year	100,000	2.86%
Due from one to five years	100,671	4.15%
Due from five to ten years	50,000	4.13%
Due over ten years	273,594	5.10%
FHLB Zero Coupon
Due over ten years	128,602	6.50%
FHLMC Zero Coupon
Due over ten years	269,975	5.85%
FHLMC and FNMA Notes
Due over ten years	149,989	5.65%
P.R. Housing Bank
Due within one year	5,000	6.00%
Due over ten years	7,235	5.72%
U.S. Treasury
Due from five to ten years	201,195	3.52%
Due over ten years	472,364	4.31%
Other
Due within one year	25	5.30%
Due from one to five years	11,925	4.47%
Due over ten years	8,000	5.61%

	$2,082,937	4.96%

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

9.  INVESTMENTS IN AN UNREALIZED LOSS POSITION

The following tables show the Company’s gross unrealized losses and fair value for available for sale investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and December 31, 2007.

Notes to consolidated financial statements for Doral Financial Corporation

SECURITIES AVAILABLE FOR SALE

	As of December 31, 2008
	Less than 12 months			12 months or more			Total
	Number of		Unrealized	Number of		Unrealized	Number of		Unrealized
	positions	Fair value	losses	positions	Fair value	losses	positions	Fair value	losses

				(dollars in thousands)

Mortgage-Backed Securities
GNMA	109	$33,200	$370	—	$—	$—	109	$33,200	$370
FNMA/FHLMC	21	387,587	2,296	—	—	—	21	387,587	2,296
CMO Government Sponsored Agencies	18	1,080,204	7,900	—	—	—	18	1,080,204	7,900
CMO Private Label	2	7,154	3,357	9	342,311	136,488	11	349,465	139,845
Debt Securities
FHLMC Notes	1	49,605	395	—	—	—	1	49,605	395
P.R. Housing Bank	1	2,086	9	—	—	—	1	2,086	9
Other	—	—	—	1	1,950	1,050	1	1,950	1,050

	152	$1,559,836	$14,327	10	$344,261	$137,538	162	$1,904,097	$151,865

	As of December 31, 2007
	Less than 12 months			12 months or more			Total
	Number of		Unrealized	Number of		Unrealized	Number of		Unrealized
	positions	Fair value	losses	positions	Fair value	losses	positions	Fair value	losses

				(dollars in thousands)

Mortgage-Backed Securities
GNMA	—	$—	$—	1	$165	$3	1	$165	$3
FNMA	—	—	—	1	32,556	558	1	32,556	558
CMO Government Sponsored Agencies	—	—	—	4	6,341	659	4	6,341	659
CMO Private Label	9	502,712	28,285	—	—	—	9	502,712	28,285
Debt Securities
FNMA Notes	—	—	—	4	95,947	43	4	95,947	43
FHLB Notes	—	—	—	5	270,219	3,376	5	270,219	3,376
FHLB Zero Coupon	—	—	—	2	134,443	2,688	2	134,443	2,688
FHLMC Zero Coupon	—	—	—	2	158,229	162	2	158,229	162
U.S. Treasury	—	—	—	2	225,593	8,768	2	225,593	8,768
Other	1	2,863	137	1	3,880	20	2	6,743	157

	10	$505,575	$28,422	22	$927,373	$16,277	32	$1,432,948	$44,699

The securities held by the Company are principally mortgage-backed securities or securities backed by a U.S. government sponsored entity and therefore, principal and interest on the securities are deemed recoverable. Doral Financial’s investment portfolio is mostly composed of debt securities with AAA rating. The Company has the ability and intent to hold such securities until maturity or until the unrealized losses are recovered.

As of December 31, 2008, the U.S. Private Label CMO’s that were purchased during the fourth quarter of 2007 as part of the Company’s asset purchase program were showing significant unrealized losses. The price movement on these securities has been adversely affected by the conditions of the U.S. financial markets, specifically the non-agency mortgage market. Prices of many of the Company’s private label mortgage-backed securities dropped dramatically during the year ended December 31, 2008, as delinquencies and foreclosures affecting the loans underlying these securities continued to worsen and as credit markets became highly illiquid beginning in late February and March 2008. The collateral underlying these bonds can be split up into two categories: Hybrid ARM’s amounting to $120.9 million and Pay Option ARM’s amounting to $221.4 million. Hybrid ARM collateral has been less impacted by the recent market turmoil principally due to the fact the underlying characteristics of the collateral provide for more stable cash flows and the delinquencies of the underlying deals has been less than that of the Pay Option ARM backed deals. Price performance and delinquency trends of the Pay Option ARM backed deals have been worse than that of the Hybrid ARM deals. Most of the bonds are first or second tier AAA superior senior or senior mezzanine tranches which means they are at the

Notes to consolidated financial statements for Doral Financial Corporation top of the capital structure. These bonds have an average subordination of 26% and a range of subordination of 9.0% to 47.7%, beneath them. Management has evaluated different frequency and severity of loss assumptions and expects to receive all principal on or before maturity of securities. Management has also compared the subordination on these bonds to Standard & Poor’s current loss estimates and loss estimates are below the current subordination level with a reasonable margin existing between the two. As a result of the characteristics of both, the Option ARMs and Hybrid ARMs, the level of subordination, and the evaluation of possible loss scenarios, management concluded it would not incur losses. Management therefore expects these securities to recover value and intends and has the ability to hold them until value is recovered. However, it is possible that future loss assumptions could change and cause future other-than-temporary-impairment charges.

Private Label CMO’s also include the P.R. Private Label CMO’s amounting to $9.8 million that are comprised of subordinate tranches of 2006 securitizations using Doral originated collateral primarily of 2003 and 2004 vintage loans. Doral purchased the CMOs at a discounted price of 61% of par value, anticipating a partial loss of principal and interest value and as a result, accounts for these investments under the guidance of EITF Issue No. 99-20 “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets.” During the first quarter of 2008, the Company transferred these securities from held for trading portfolio to the available for sale portfolio at a price of 41% of par value. Recent price performance of these bonds has generated unrealized losses, driven primarily by liquidity events in the U.S. mortgage market. The delinquency trend of the underlying collateral has deteriorated from original expectations, although performance has been considerably better than that of similar U.S. mortgage backed assets. Furthermore, home prices in Puerto Rico have not experienced the significant deterioration in value as those in the U.S. mainland. During the third quarter of 2008, as part of its impairment testing under EITF 99-20, the Company recognized an other-than-temporary-impairment of approximately $0.9 million on one security from this portfolio due to the probability of higher principal and interest losses. Two additional securities were also evaluated. Expected losses have not increased for these securities, and management believes they are not other-than-temporarily-impaired. In January 2009, the FASB issued an amendment to EITF 99-20 aligning the impairment model of Issue No. 99-20 to be more consistent with that of FASB Statement 115, “Accounting for Certain Investments in Debt and Equity Securities”, by eliminating the requirement to consider market participants’ views of cash flows of a security in determining whether or not an-other-than-temporary impairment had occurred. This change was effective for interim and annual reporting periods ending after December 15, 2008. At December 31, 2008, the Company revised its procedures to account for this change and determined that no additional impairments were required under EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.” However, it is possible that future loss assumptions could change and cause future other-than-temporary-impairment charges.

Notes to consolidated financial statements for Doral Financial Corporation

10.  PLEDGED ASSETS

At December 31, 2008 and 2007, certain securities and loans were pledged to secure public and trust deposits, assets sold under agreements to repurchase, other borrowings and credit facilities available.

	2008	2007

	(in thousands)

Securities available for sale	$2,648,132	$1,273,485
Securities held for trading	198,680	111,976
Loans held for sale	165,929	189,007
Loans receivable(1)	199,603	212,516

Total pledge assets	$3,212,344	$1,786,984

(1)	Excludes $1.9 million and $1.6 million at December 31, 2008 and 2007, respectively, of loan collateral required by the Federal Home Loan Bank of New York.

11.  LOANS HELD FOR SALE

At December 31, loans held for sale consisted of the following:

	2008	2007

	(in thousands)

Conventional single family residential loans	$154,081	$189,995
FHA/VA loans	194,241	141,601
Commercial loans to financial institution	19,527	21,914
Construction and commercial real estate loans	18,761	65,046

Total loans held for sale(1)	$386,610	$418,556

(1)	At December 31, 2008 and 2007, the loans held for sale portfolio includes $1.1 million and $41.8 million, respectively, related to interest-only loans.

During the first quarter of 2008, the Company transferred $48.2 million from the loans held for sale portfolio to the loans receivable portfolio. The Company transferred the loans because they were deemed not salable to the Agencies. The Company has the ability and intent to hold these loans until maturity.

At December 31, 2008 and 2007, loans held for sale amounting to $165.9 million and $189.0 million, respectively, were pledged to secure financing agreements with local financial institutions, and for which the creditor has the right to repledge this collateral.

As of December 31, 2008 and 2007, the Company had a net deferred origination fee on loans held for sale amounting to $0.6 million and $0.9 million, respectively.

At December 31, 2008 and 2007, the loans held for sale portfolio includes $165.6 million and $126.0 million, respectively, related to defaulted loans backing GNMA securities for which the Company has an unconditional option (but not an obligation) to repurchase the defaulted loans. Payment on these loans is guaranteed by FHA.

Notes to consolidated financial statements for Doral Financial Corporation

As of December 31, the aggregated amortized cost and approximate fair value of loans held for sale were as follows:

		Approximate
	Amortized cost	fair value

	(in thousands)

2008	$386,610	$394,051

2007	$418,556	$419,865

12.  LOANS RECEIVABLE

Loans receivable are related to the Company’s banking operations and consisted of:

	December 31,
	2008	2007

	(in thousands)

Construction loans(1)	$506,031	$588,175
Residential mortgage loans	3,650,222	3,340,162
Commercial-secured by real estate	757,112	767,441
Consumer-other:
Personal loans	37,844	44,810
Auto loans	122	195
Credit cards	26,034	19,047
Overdrawn checking account	668	164
Revolving lines of credit	25,520	26,941
Lease financing receivables	23,158	33,457
Commercial non-real estate	136,210	126,484
Loans on savings deposits	5,240	11,037
Land secured	118,870	119,232

Loans receivable, gross(2)	5,287,031	5,077,145

Less:
Discount on loans transferred(3)	(15,735)	(17,615)
Unearned interest and deferred loan fees/costs, net	(19,583)	(8,597)
Allowance for loan and lease losses	(132,020)	(124,733)

	(167,338)	(150,945)

Loans receivable, net	$5,119,693	$4,926,200

(1)	Includes $422.6 million and $422.4 million of construction loans for residential housing projects as of December 31, 2008 and 2007, respectively. Also includes $83.4 million and $165.8 million of construction loans for commercial, condominiums and multifamily projects as of December 31, 2008 and 2007, respectively.

(2)	Includes $282.2 million and $99.3 million of interest-only loans principally related to the construction loan portfolio as of December 31, 2008 and 2007, respectively.

(3)	Relates to $1.4 billion of loans transferred during 2007 from the loans held for sale portfolio to the loans receivable portfolio.

Fixed-rate loans and adjustable-rate loans were approximately $4.7 billion and $0.6 billion at December 31, 2008, and $4.2 billion and $0.9 billion, at December 31, 2007, respectively.

Notes to consolidated financial statements for Doral Financial Corporation

The adjustable rate loans, mostly composed of construction loans for residential projects, land loans, commercial real estate, commercial non-real estate and certain consumer loans, have interest rate adjustment limitations and are generally tied to interest rate market indices (primarily Prime Rate and 3-month LIBOR). Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the short-term deposits that have primarily funded these loans.

As of December 31, 2008 and 2007, the Company had a net deferred origination fee on loans receivable amounting to $17.4 million and $10.9 million, respectively.

As of December 31, 2008 and 2007, loans held for investment amounting to $199.6 million and $212.5 million, respectively, were pledged to secure financing agreements with local financial institutions, and for which the creditor has the right to repledge this collateral.

The following table summarizes the Company’s impaired loans and the related allowance:

	December 31,
	2008	2007	2006

		(in thousands)

Impaired loans with allowance	$207,949	$263,234	$112,434
Impaired loans without allowance	120,378	34,320	27,210

Total impaired loans	$328,327	$297,554	$139,644

Related allowance	$45,099	$53,973	$22,567
Average impaired loans	$317,844	$257,478	$92,923

As of December 31, 2008 and 2007, the Company had loans receivable and loans held for sale, including impaired loans, on which the accrual of interest income had been discontinued, amounting to approximately $721.7 million and $523.0 million, respectively. For the year ended December 31, 2008 and 2007, the Company would have recognized $24.6 million and $22.8 million, respectively, in additional interest income had all delinquent loans been accounted for on an accrual basis.

The Company engages in the restructuring of the debt of borrowers who are delinquent due to economic or legal reasons, if the Company determines that it is in the best interest for both the Company and the borrower to do so. In some cases, due to the nature of the borrower’s financial condition, the restructure or loan modification fits the definition of Troubled Debt Restructuring (“TDR”) as defined by the SFAS 15 “Accounting by Debtors and Creditors of Troubled Debt Restructurings”. Such restructures are identified as TDRs and accounted for based on the provisions SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. As of December 31, 2008, the Company had restructured $163.9 million, $38.0 million and $67.8 million of residential construction, commercial and residential mortgage loans within its portfolio, respectively, that fit the definition of TDR’s.

Notes to consolidated financial statements for Doral Financial Corporation

13.  ALLOWANCE FOR LOAN AND LEASE LOSSES

Changes in the allowance for loan and lease losses were as follows:

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Balance at beginning of year	$124,733	$67,233	$35,044
Provision for loan and lease losses	48,856	78,214	39,829
Recoveries	1,011	802	822
Losses charged to the allowance	(42,580)	(21,516)	(8,462)

Balance at the end of year	$132,020	$124,733	$67,233

14.  RELATED PARTY TRANSACTIONS

The following table summarizes certain information regarding Doral Financial’s loans outstanding to officers, directors and 5% or more stockholders for the periods indicated.

	December 31,
	2008	2007

	(in thousands)

Balance at beginning of period	$5,090	$5,719
New loans	58	4,164
Repayments	(101)	(2,469)
Loans sold	(511)	(2,324)
Loans of former officers	(1,957)	—

Balance at end of period(1)	$2,579	$5,090

(1)	At December 31, 2008 and 2007, none of the loans outstanding to officers, directors and 5% or more stockholders were delinquent.

At December 31, 2008 and 2007, the amount of loans outstanding to officers, directors and 5% or more stockholders secured by mortgages on real estate amounted to $2.4 million and $4.5 million, respectively.

Since 2000, Doral Financial has conducted business with an entity that provides property inspection services and is co-owned by the spouse of an Executive VP of the Company. The amount paid by the Company to this entity for the year ended December 31, 2008 and 2007, amounted to $1.7 million and $1.4 million, respectively.

At December 31, 2008 and 2007, the Company assumed $1.3 million and $1.9 million, respectively, of the professional services expense related to Doral Holdings.

At December 31, 2008 and 2007, Doral Financial’s banking subsidiaries had deposits from officers, directors, employees and principal stockholders of the Company amounting to approximately $2.3 million and $2.6 million, respectively.

15.  ACCOUNTS RECEIVABLE

The Company’s accounts receivable amounted to $45.4 million and $30.3 million as of December 31, 2008 and 2007, respectively. The increase in accounts receivable as of December 31, 2008 was primarily related to the recognition of a receivable of $21.7 million, net of an allowance for claim receivable of $21.6 million, related to the Lehman Brothers Transaction.

Notes to consolidated financial statements for Doral Financial Corporation

Lehman Brothers Transactions

Doral Financial Corporation and Doral Bank PR (combined “Doral”), had counterparty exposure to Lehman Brothers, Inc. (“LBI”) in connection with repurchase financing agreements and forward TBA (“To-Be Announced”) agreements. LBI was placed in a Securities Investor Protection Corporation (“SIPC”) liquidation proceeding after the filing for bankruptcy of its parent Lehman Brothers Holdings, Inc. The filing of the SIPC liquidation proceeding was an event of default under the repurchase agreements and the forward agreements resulting in their termination as of September 19, 2008.

The termination of the agreements led to a reduction in the Company’s total assets and total liabilities of approximately $509.8 million. The termination of the agreements caused Doral to recognize a previously unrealized loss on the value of the securities subject to the agreements, resulting in a $4.2 million charge during the third quarter of 2008. Doral filed a claim with the SIPC trustee for LBI that it is owed approximately $43.3 million, representing the excess of the value of the securities held by LBI above the amounts owed by Doral under the agreements, plus ancillary expenses and damages. Doral has fully reserved ancillary expenses and interest. In December 2008, the SIPC trustee announced that final submission of claims for customers was January 2009 and set a deadline of June 2009 for other creditor claims. They also announced that they expect to have enough assets to cover customer claims but stated that they could not determine at this point what would be available to pay general creditors. Based on this information, Doral determined that the process will likely take more than a year and that mounting legal and operating costs would likely impair the ability of LBI to pay 100% of the claims, especially for general creditors. The fourth quarter also saw the continued decline in asset values and management concluded that it was likely that LBI assets would also decline in value. Management evaluated this receivable in accordance with the guidance provided by SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”), and related pronouncements. As a result, Doral accrued a loss of $21.6 million against the $43.3 million owed by LBI as of December 31, 2008. The net receivable of $21.7 million is recorded in “Accounts Receivable” on the Consolidated Statements of Financial Condition. Determining the reserve amount requires management to use considerable judgment and is based on the facts currently available. As additional information on the SIPC proceeding becomes available, Doral may need to accrue further losses or reverse losses already accrued.

The actual loss that may ultimately be incurred by Doral with respect to its pending LBI claim may have a significant adverse impact on the Company’s results of operations.

16.  SERVICING ACTIVITIES

Effective January 1, 2007, under SFAS No. 156, “Accounting for Servicing of Financial Assets”, Doral Financial elected to apply fair value accounting to its MSRs. The Company engages third party specialists to assist with its valuation of the entire servicing portfolio (governmental, conforming and non-conforming portfolios). The fair value of the MSRs is determined based on a combination of market information on trading activity (MSR trades and broker valuations), benchmarking of servicing assets (valuation surveys) and cash flow modeling. The valuation of the Company’s MSRs incorporate two sets of assumptions: (1) market derived assumptions for discount rates, servicing costs, escrow earnings rate, float earnings rate and cost of funds and (2) market derived assumptions adjusted for the Company’s loan characteristics and portfolio behavior, for escrow balances, delinquencies and foreclosures, late fees, prepayments and prepayment penalties.

Notes to consolidated financial statements for Doral Financial Corporation

The components of net servicing (loss) income are shown below:

	Year ended December 31,
	2008	2007

	(in thousands)

Servicing fees (net of guarantee fees)	$31,572	$35,378
Late charges	9,058	9,057
Prepayment penalties	417	635
Interest loss	(6,733)	(3,969)
Other servicing fees	628	386

Servicing income, gross	34,942	41,487
Changes in fair value of mortgage servicing rights	(42,642)	(20,800)

Total net servicing (loss) income	$(7,700)	$20,687

Set forth below is a summary of the components of net servicing income for the year ended December 31, 2006 (prior to implementation of SFAS No. 156).

Year ended
December 31,
2006

(in thousands)

Servicing fees (net of guarantee fees)	$36,557
Late charges	9,470
Prepayment penalties	1,024
Interest loss	(4,601)
Other servicing fees	251

Servicing income, gross	42,701
Amortization of servicing assets	(31,211)
Net impairment of servicing assets	(4,586)

Servicing income, net	$6,904

Upon the adoption of SFAS No. 156, the Company recorded a cumulative effect adjustment to retained earnings (net of tax) as of the beginning of January 1, 2007 for the difference between the fair value and the carrying amount to bring the December 31, 2006 MSRs balance to fair value. The table below reconciles the balance of MSRs as of December 31, 2006 and January 1, 2007.

(in thousands)

Balance at December 31, 2006	$176,367
Adjustment upon adoption of SFAS No. 156	1,517

Balance at January 1, 2007	$177,884

Notes to consolidated financial statements for Doral Financial Corporation

The changes in servicing assets for the years ended December 31, 2008, 2007 and 2006 are shown below:

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Balance at beginning of year	$150,238	$177,884	$156,812
Capitalization of servicing assets	7,387	5,305	50,028
Sales of servicing assets(1)	—	(9,581)	—
MSRs reversal on loans purchased(2)	(587)	(2,570)	—
Net servicing assets recognized as part of the restructured mortgage loan sale transactions	—	—	11,351
Rights purchased	—	—	209
Amortization	—	—	(31,211)
Application of valuation allowance to write-down permanently impaired servicing assets	—	—	(410)

Balance before valuation allowance at end of year	157,038	171,038	186,779
Change in fair value (2008 and 2007), valuation allowance for temporary impairment (2006)	(42,642)	(20,800)	(10,412)

Balance at end of year(3)	$114,396	$150,238	$176,367

(1)	Amount represents MSRs sales related to $693.9 million in principal balance of mortgage loans.

(2)	Amount represents the adjustment of MSRs fair value related to repurchase of $26.7 million and $276.8 million in principal balance of mortgage loans serviced for others as of December 31, 2008 and 2007, respectively.

(3)	Outstanding balance of loans serviced for third parties amounted to $9.5 billion and $10.1 billion as of December 31, 2008 and 2007, respectively.

Prior to the adoption of SFAS No. 156, the Company’s MSRs impairment charges were recognized through a valuation allowance for each individual stratum of servicing assets. The valuation allowance was adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeded its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum was not recognized. Other-than-temporary impairment, if any, was recognized as a direct write-down of the servicing assets, and the valuation allowance was created to reduce the cost basis of the servicing asset.

Changes in the impairment allowance for the year ended December 31, 2006 was as follows:

Year ended
December 31,
2006

(in thousands)

Balance at beginning of year	$6,236
Temporary impairment charges	9,905
Write-down for other than temporary impairment of servicing assets	(410)
Recoveries	(5,319)

Balance at end of year	$10,412

The Company’s mortgage servicing portfolio amounted to approximately $13.7 billion, $13.8 billion and $15.3 billion at December 31, 2008, 2007 and 2006, respectively, including $4.2 billion,

Notes to consolidated financial statements for Doral Financial Corporation

$3.7 billion and $3.3 billion, respectively, of mortgage loans owned by the Company for which no servicing asset has been recognized.

During the year ended December 31, 2006, the Company purchased servicing rights of approximately $16.4 million in principal amount of mortgage loans. During 2008 and 2007, the Company did not purchase servicing rights.

Under most of the servicing agreements, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. At December 31, 2008 and 2007, mortgage-servicing advances amounted to $28.1 million and $31.8 million, respectively. Also, the Company maintained a reserve related to these advances which amounted to $9.7 million and $11.1 million at December 31, 2008 and 2007, respectively.

In general, Doral Financial’s servicing agreements are terminable by the investors for cause. The Company’s servicing agreements with FNMA permit FNMA to terminate the Company’s servicing rights if FNMA determines that changes in the Company’s financial condition have materially adversely affected the Company’s ability to satisfactorily service the mortgage loans. Approximately 29% of Doral Financial’s mortgage loan servicing on behalf of third parties relates to mortgage servicing for FNMA. Termination of Doral Financial’s servicing rights with respect to FNMA or other parties for which it provides servicing could have a material adverse effect on the results of operations and financial condition of Doral Financial.

17.  SALES AND SECURITIZATIONS OF MORTGAGE LOANS

As disclosed in Note 2, the Company routinely originates, securitizes and sells mortgage loans into the secondary market. As a result of this process, the Company typically retains the servicing rights and, in the past, also retained interest-only strips. The Company’s retained interests are subject to prepayment and interest rate risk.

Notes to consolidated financial statements for Doral Financial Corporation

Key economic assumptions used in determining the fair value at the time of sale ranged as follows:

	Servicing assets		Interest-only strips
	Minimum	Maximum	Minimum	Maximum

2008:
Constant prepayment rate:
Government—guaranteed mortgage loans	11.88%	11.88%	N/A	N/A
Conventional conforming mortgage loans	10.76%	13.94%	N/A	N/A
Conventional non-conforming mortgage loans	14.90%	23.34%	8.55%	16.20%
Residual cash flow discount rate:
Government—guaranteed mortgage loans	10.50%	10.50%	N/A	N/A
Conventional conforming mortgage loans	9.04%	9.22%	N/A	N/A
Conventional non-conforming mortgage loans	14.05%	14.23%	6.47%	27.28%
2007:
Constant prepayment rate:
Government—guaranteed mortgage loans	7.74%	11.91%	N/A	N/A
Conventional conforming mortgage loans	7.79%	13.99%	N/A	N/A
Conventional non-conforming mortgage loans	7.24%	38.27%	8.88%	10.22%
Residual cash flow discount rate:
Government—guaranteed mortgage loans	10.50%	10.50%	N/A	N/A
Conventional conforming mortgage loans	9.00%	10.98%	N/A	N/A
Conventional non-conforming mortgage loans	13.80%	15.00%	8.48%	12.69%
2006:
Constant prepayment rate:
Government—guaranteed mortgage loans	9.07%	14.06%	N/A	N/A
Conventional conforming mortgage loans	8.49%	22.79%	N/A	N/A
Conventional non-conforming mortgage loans	11.86%	47.77%	11.16%	16.33%
Residual cash flow discount rate:
Government—guaranteed mortgage loans	10.50%	10.50%	N/A	N/A
Conventional conforming mortgage loans	9.00%	10.50%	N/A	N/A
Conventional non-conforming mortgage loans	13.99%	14.86%	8.98%	14.05%

At December 31, 2008 and 2007, fair values of the Company’s retained interests were based on internal and external valuation models that incorporate market driven assumptions, such as discount rates, prepayment speeds and implied forward LIBOR rates (in the case of variable IOs), adjusted by the particular characteristics of the Company’s servicing portfolio. The weighted-averages of the key economic assumptions used by the Company in its internal and external valuation models and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions for mortgage loans at December 31, 2008, were as follows:

	Servicing assets	Interest-only strips

	(dollars in thousands)

Carrying amount of retained interest	$114,396	$52,179
Weighted-average expected life (in years)	6.35	4.69
Constant prepayment rate (weighted-average annual rate)	13.58%	12.74%
Decrease in fair value due to 10% adverse change	$(4,630)	$(2,441)
Decrease in fair value due to 20% adverse change	$(8,906)	$(4,670)
Residual cash flow discount rate (weighted-average annual rate)	11.41%	13.00%
Decrease in fair value due to 10% adverse change	$(4,122)	$(535)
Decrease in fair value due to 20% adverse change	$(7,965)	$(992)

Notes to consolidated financial statements for Doral Financial Corporation

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or offset the sensitivities.

The activity of interest-only strips as of December 31, is shown below:

	2008	2007	2006

		(in thousands)

Balance at beginning of year	$51,928	$49,926	$74,034
Amortization	(5,398)	(6,552)	(16,520)
Negative IO value eliminated as part of the mortgage loans sale transactions restructured (mortgage loans repurchased)	—	—	18,190
Negative value of IOs sold	—	—	16,189
Gain (loss) on the value of IOs	5,649	8,554	(41,967)

Balance at end of year	$52,179	$51,928	$49,926

The following table presents a detail of the cash flows received on Doral Financial’s portfolio of IOs for 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006

		(in thousands)

Total cash flows received on IO portfolio	$12,560	$12,533	$23,042
Amortization of IOs, as offset to cash flows	(5,398)	(6,552)	(16,520)

Net cash flows recognized as interest income	$7,162	$5,981	$6,522

For the year ended December 31, 2008, net gain on mortgage loan sales and fees amounted to $13.1 million, compared to a gain of $2.2 million and a loss of $34.5 million for the corresponding periods in 2007 and 2006, respectively. Total loan sales amounted to $428.8 million, $296.1 million and $4.2 billion (including $3.1 billion of sales relating to restructuring of prior mortgage loan transfers classified as secured borrowings as part of the restatement) for 2008, 2007 and 2006, respectively.

In the ordinary course of the business, Doral Financial makes certain representations and warranties to purchasers and insurers of mortgage loans at the time of the loan sales to third parties regarding the characteristics of the loans sold, and in certain circumstances, such as in the event of early or first payment default. To the extent the loans do not meet specified characteristics, if there is a breach of contract of a representation or warranty or if there is an early payment default, Doral Financial may be required to repurchase the mortgage loan and bear any subsequent loss related to the loan. For the years ended December 31, 2008 and 2007, repurchases amounted to $4.0 million and $3.7 million, respectively. For the year ended December 31, 2008 the Company recognized a loss of approximately $156,000 of repurchases related to representations and warranties.

Under many of its servicing contracts, Doral Financial must advance all or part of the scheduled payments to the owner of an outstanding mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that Doral Financial, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. Doral Financial generally recovers its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is

Notes to consolidated financial statements for Doral Financial Corporation foreclosed. However, in the interim, Doral Financial must absorb the cost of the funds it advances during the time the advance is outstanding. Doral Financial must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and Doral Financial will not receive any future servicing income with respect to that loan.

In the past, in relation to its asset securitization and loan sale activities, Doral Financial sold pools of delinquent FHA and VA and conventional mortgage loans. Under these arrangements, Doral Financial is required to advance the scheduled payments whether or not collected from the underlying borrower. While Doral Financial expects to recover a significant portion of the amounts advanced through foreclosure or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of the delinquent status of the loans.

In addition, Doral Financial’s loan sale activities in the past included certain mortgage loan sale and securitization transactions subject to recourse arrangements that require Doral Financial to repurchase or substitute the loan if the loans are 90—120 days or more past due or otherwise in default. The Company also required paying interest on delinquent loans in the form of servicing advances. Under certain of these arrangements, the recourse obligation is terminated upon compliance with certain conditions, which generally involve: (1) the lapse of time (normally from four to seven years), (2) the lapse of time combined with certain other conditions such as the unpaid principal balance of the mortgage loans falling below a specific percentage (normally less than 80%) of the appraised value of the underlying property or (3) the amount of loans repurchased pursuant to recourse provisions reaching a specific percentage of the original principal amount of loans sold (generally from 10% to 15%). As of December 31, 2008, the Company’s records reflected that the outstanding principal balance of loans sold subject to full or partial recourse was $1.1 billion. As of such date, the Company’s records also reflected that the maximum contractual exposure to Doral Financial if it were required to repurchase all loans subject to recourse was $1.0 billion. Doral Financial’s contingent obligation with respect to its recourse provision is not reflected on the Company’s Consolidated Financial Statements, except for a liability of estimated losses from such recourse agreements. The Company’s approach for estimating its liability for expected losses from recourse obligations was based on the amount that would be required to pay for mortgage insurance to a third party in order to be relieved of its recourse exposure on these loans. During the third quarter of 2008, Doral Financial refined its estimate for determining expected losses from recourse obligations as it began to develop more data regarding historical losses from foreclosure and disposition of mortgage loans adjusted for expectations of changes in portfolio behavior and market environment. This actual data on losses showed a substantially different experience than that used for newer loans for which insurance quotes are published.

Doral Financial reserves for its exposure to recourse and the other credit-enhanced transactions explained above amounted to $8.8 million and $9.7 million at December 31, 2008, and $11.8 million and $11.1 million at December 31, 2007, respectively. The change in the approach used to estimate the extent of the expected losses for these exposures in the underlying reserves resulted in a $0.6 million change.

Notes to consolidated financial statements for Doral Financial Corporation

18.  PREMISES AND EQUIPMENT

Premises and equipment and useful lives used in computing depreciation consisted of:

	Useful lives in	December 31,
	years	2008	2007

		(in thousands)

Office buildings	30-40	$68,209	$61,927
Office furniture and equipment	3-5	63,496	75,146
Leasehold and building improvements	5-10	55,216	53,483
Automobiles	5	386	386

		187,307	190,942
Less—accumulated depreciation and amortization		(98,272)	(103,731)

		89,035	87,211
Land		14,797	14,797
Construction in progress		901	4,309

		$104,733	$106,317

Approximately 8,318 square feet are leased to tenants unrelated to Doral Bank PR. As of December 31, 2008, the amount of accumulated depreciation on property held for leasing purposes amounted to $0.6 million.

For the years ended December 31, 2008 and 2007, depreciation and amortization expenses amounted to $16.0 million and $17.6 million, respectively.

19.  GOODWILL

At December 31, 2008 and 2007, goodwill amounted to $4.4 million and was assigned to the Mortgage Banking segment. Goodwill is recorded in “Other assets” on the Consolidated Statements of Financial Condition.

The Company performed impairment tests of its goodwill for the years ended December 31, 2008, 2007 and 2006 using a discounted cash flow analysis and determined that there was no impairment.

Notes to consolidated financial statements for Doral Financial Corporation

20.  SOURCES OF BORROWING

At December 31, 2008, the scheduled aggregate annual contractual maturities (or estimates in the case of loans payable and a note payable with a local institution) of the Company’s borrowings were approximately as follows:

		Repurchase	Advances from	Other short-term	Loans	Notes
	Deposits	agreements(1)	FHLB(1)	borrowings	payable(2)	payable	Total

			(in thousands)

2009	$3,374,053	$381,447	$273,480	$351,600	$53,961	$6,357	$4,440,898
2010	295,973	750,500	590,500	—	47,012	5,571	1,689,556
2011	153,412	69,000	338,420	—	40,919	6,510	608,261
2012	136,041	—	282,000	—	35,580	36,726	490,347
2013	108,553	606,500	139,000	—	30,901	7,565	892,519
2014 and thereafter	334,740	100,000	—	—	158,403	214,139	807,282

	$4,402,772	$1,907,447	$1,623,400	$351,600	$366,776	$276,868	$8,928,863

(1)	Includes $278.5 million of repurchase agreements with an average rate of 4.88% and $304.0 million in advances from FHLB-NY with an average rate of 5.40%, which the lenders have the right to call before their contractual maturities beginning in January 2009.

(2)	Secured borrowings with local financial institutions, collateralized by real estate mortgages at fixed and variable interest rates tied to 3-month LIBOR. These loans are not subject to scheduled principal payments, but are payable according to the regular schedule amortization and prepayments of the underlying mortgage loans. For purposes of the table above the Company used a CPR of 12.74% to estimate the repayments.

21.	DEPOSIT ACCOUNTS

At December 31, deposits and their weighted-average interest rates are summarized as follows:

	2008		2007
	Amount	%	Amount	%

	(dollars in thousands)

Certificates of deposit	$3,194,379	4.27	$2,998,684	4.79
Regular savings	338,784	2.44	317,436	3.15
NOW accounts and other transaction accounts	356,988	1.39	389,482	2.23
Money markets accounts	276,638	2.83	319,601	4.83

Total interest-bearing	4,166,789	3.78	4,025,203	4.41
Non interest-bearing deposits	235,983	—	242,821	—

Total deposits	$4,402,772	3.58	$4,268,024	4.16

Notes to consolidated financial statements for Doral Financial Corporation

At December 31, 2008 and 2007, certificates of deposit over $100,000 amounted to approximately $2.8 billion and $2.7 billion, respectively. Brokered certificates of deposit amounted to $2.7 billion and $2.5 billion at December 31, 2008 and 2007, respectively. The banking subsidiaries had brokered certificates of deposit maturing as follows:

As of
December 31,
2008

(in thousands)

2009	$1,706,678
2010	231,614
2011	140,994
2012	133,173
2013	105,190
2014 and thereafter	334,656

$2,652,305

The Company, as a servicer of loans, is required to maintain certain balances on behalf of the borrowers called custodial and escrow funds. At December 31, 2008, custodial and escrow funds amounted to approximately $106.0 million (2007 —$120.0 million), of which $85.8 million were deposited with Doral Bank PR (2007—$97.4 million). The remaining escrow funds were deposited with other banks and therefore excluded from the Company’s assets and liabilities.

22.	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following summarizes significant data about securities sold under agreements to repurchase for the years ended December 31, 2008 and 2007.

	2008	2007

	(dollars in thousands)

Carrying amount as of December 31,	$1,907,447	$1,444,363

Average daily aggregate balance outstanding	$1,974,732	$2,788,039

Maximum balance outstanding at any month-end	$2,291,119	$3,689,187

Weighted-average interest rate during the year	4.08%	4.48%

Weighted-average interest rate at year end	3.62%	4.97%

The Company had counterparty exposure to Lehman Brothers, Inc. (“LBI”) in connection with repurchase financing agreements. LBI was placed in a Securities Investor Protection Corporation (“SIPC”) liquidation proceeding after the filing for bankruptcy of its parent Lehman Brothers Holdings, Inc. This termination resulted in the reduction of $504.0 million in repurchase agreements as of September 30, 2008. Please refer to Note 15 for additional information.

The Company recognized a loss of $14.8 million for the year ended December 31, 2007 in connection with an early extinguishment of certain securities sold under agreements to repurchase.

Notes to consolidated financial statements for Doral Financial Corporation

Securities sold under agreements to repurchase as of December 31, 2008, grouped by counterparty, were as follows:

		Weighted-average
	Repurchase	maturity
Counterparty	liability	(in months)

	(dollars in thousands)

Credit Suisse	$315,500	24
CitiGroup Global Markets	450,000	17
Merrill Lynch, Pierce, Fenner & Smith, Inc.	200,000	39
Federal Home Loan Bank of New York	743,500	43
Goldman Sachs	198,447	—

Total	$1,907,447	29

The following table presents the carrying and market values of securities available for sale pledged as collateral at December 31, shown by maturity of the repurchase agreement. The information in this table excludes repurchase agreement transactions which were collateralized with securities or other asset held for trading or which have been obtained under agreement to resell:

	2008				2007
	Carrying	Market	Repurchase	Repo	Carrying	Market	Repurchase	Repo
	value	value	liability	rate	value	value	liability	rate

	(dollars in thousands)

Mortgage-Backed Securities
GNMA
Term over 90 days	$17,727	$17,907	$16,000	4.03%	$—	$—	$—	—
FNMA
Term of 30 to 90 days	89,456	89,471	83,000	2.57%
Term over 90 days	708,018	722,993	523,300	3.68%	173,185	175,225	172,293	4.19%
CMO Government Sponsored Agencies
Term over 90 days	846,444	841,196	751,900	4.03%	—	—	—	—
CMO Private
Label
Term over 90 days	384,889	271,172	188,000	5.08%	212,742	202,255	188,500	5.91%
Debt Securities
FHLB Notes
Term over 90 days	—	—	—	—	227,464	226,886	219,700	5.88%
FHLB and FHLMC
Zero Coupons
Term over 90 days	—	—	—	—	314,423	306,203	285,789	4.47%
FHLMC and FNMA
Notes
Term over 90 days	185,861	185,772	146,800	4.86%	78,794	78,774	75,518	4.19%
U.S. Treasury
Term over 90 days	—	—	—	—	108,949	104,873	94,364	5.84%

	$2,232,395	$2,128,511	$1,709,000	4.04%	$1,115,557	$1,094,216	$1,036,164	5.09%

Notes to consolidated financial statements for Doral Financial Corporation

23.	ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from FHLB consisted of the following:

	December 31,
	2008	2007

	(in thousands)

Non-callable advances with maturities ranging from February 2009 to May 2013 (2007-March 2008 to October 2012), at various fixed rates averaging 3.77% and 4.60% at December 31, 2008 and 2007, respectively	$974,400	$535,000
Non-callable advances with maturities ranging from September 2009 to November 2012 (2007-September 2008 to November 2012), tied to 1-month LIBOR adjustable monthly, at various variable rates averaging 0.49% and 4.88% at December 31, 2008 and 2007, respectively	145,000	195,000
Non-callable advances due on July 6, 2010, tied to 3-month LIBOR adjustable quarterly at a rate of 4.17% and 5.21% at December 31, 2008 and 2007, respectively	200,000	200,000
Callable advances with maturities ranging from July 2009 to March 2012, at various fixed rates averaging 5.40% at December 31, 2008 and 2007, respectively, callable at various dates beginning on January 2009 (2007-January 2008)	304,000	304,000

	$1,623,400	$1,234,000

At December 31, 2008, the Company had pledged qualified collateral in the form of mortgage and investments and mortgage-backed securities with a market value of $1.9 billion to secure the above advances from FHLB, which generally the counterparty is not permitted to sell or repledge.

24.	OTHER SHORT-TERM BORROWINGS

Other short-term borrowings as of December 31, 2008 consisted of the following:

(in thousands)

Borrowings with the Federal Home Loan Bank, collateralized by securities at a fixed rate of 0.46%, maturing on January 2, 2009	$55,000
Borrowings with the Federal Reserve Bank, collateralized by securities at a fixed rate of 1.39%, maturing on January 2, 2009	10,000
Borrowings with the Federal Reserve Bank, collateralized by securities at a fixed rate of 0.60%, maturing on January 29, 2009	138,600
Borrowings with the Federal Reserve Bank, collateralized by securities at a fixed rate of 0.42%, maturing on February 26, 2009	148,000

$351,600

Maximum borrowings outstanding at any month end during 2008 were $351.6 million. The approximate average daily outstanding balance of short-term borrowings during the year was $37.7 million. The weighted-average interest rate of such borrowings, computed on a daily basis, was 0.62% in 2008. The weighted-average interest rate of such borrowings at year end was 0.52% in 2008.

Notes to consolidated financial statements for Doral Financial Corporation

25.	LOANS PAYABLE

At December 31, 2008 and 2007, loans payable consisted of financing agreements with local financial institutions secured by mortgage loans.

Outstanding loans payable consisted of the following:

	December 31,
	2008	2007

	(in thousands)

Secured borrowings with local financial institutions, collateralized by real estate mortgage loans, at variable interest rates tied to 3-month LIBOR averaging 5.00% and 6.85% at December 31, 2008 and 2007, respectively	$344,257	$377,487
Secured borrowings with local financial institutions, collateralized by real estate mortgage loans, at fixed interest rates averaging 7.42% and 7.43% at December 31, 2008 and 2007, respectively	22,519	25,214

	$366,776	$402,701

Maximum borrowings outstanding at any month end during 2008 and 2007 were $393.2 million and $439.6 million, respectively. The approximate average daily outstanding balance of loans payable during the years were $380.8 million and $425.4 million, respectively. The weighted-average interest rate of such borrowings, computed on a daily basis, was 4.95% in 2008 and 6.78% in 2007.

26.	NOTES PAYABLE

Notes payable consisted of the following:

	December 31,
	2008	2007

	(in thousands)

$100 million notes, net of discount, bearing interest at 7.65%, due on March 26, 2016, paying interest monthly	$98,459	$98,307
$30 million notes, net of discount, bearing interest at 7.00%, due on April 26, 2012, paying interest monthly	29,709	29,634
$40 million notes, net of discount, bearing interest at 7.10%, due on April 26, 2017, paying interest monthly	39,374	39,322
$30 million notes, net of discount, bearing interest at 7.15%, due on April 26, 2022, paying interest monthly	29,446	29,423
Bonds payable secured by mortgage on building at fixed rates ranging from 6.40% to 6.90%, with maturities ranging from June 2009 to December 2029 (2007—June 2008 to December 2029), paying interest monthly	40,335	41,190
Bonds payable at a fixed rate of 6.25%, with maturities ranging from December 2010 to December 2029, paying interest monthly	7,600	7,600
Note payable with a local financial institution, collateralized by IOs at a fixed rate of 7.75%, due on December 25, 2013, paying interest monthly	31,945	36,982

	$276,868	$282,458

Notes to consolidated financial statements for Doral Financial Corporation

27.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,
	2008	2007

	(in thousands)

GNMA defaulted loans—buy-back option (Note 11)	$165,595	$125,984
Accrued interest payable	35,219	56,836
Accrued salaries and benefits payable	8,583	22,140
Customer mortgages and closing expenses payable	8,460	9,742
Recourse obligation	8,849	11,755
Swap fair value on cash flow hedges	15,612	937
Trading liabilities	187	1,951
Other accrued expenses	12,780	20,646
Unrecognized tax benefits	18,873	17,226
Tax payable	348	—
Dividends payable	683	683
Deferred rent obligation	1,940	1,789
Other liabilities	27,704	56,436

	$304,833	$326,125

28.	INCOME TAXES

Background

Income taxes include Puerto Rico income taxes as well as applicable federal and state taxes. As Puerto Rico corporations, Doral Financial and all of its Puerto Rico subsidiaries are generally required to pay federal income taxes only with respect to their income derived from the active conduct of a trade or business in the United States (excluding Puerto Rico) and certain investment income derived from U.S. assets. Any such tax is creditable, with certain limitations, against Puerto Rico income taxes. Except for the operations of Doral Bank NY and Doral Money, substantially all of the Company’s operations are conducted through subsidiaries in Puerto Rico. Doral Bank NY and Doral Money are U.S. corporations and are subject to U.S. income-tax on their income derived from all sources.

Under Puerto Rico Income Tax Law, the Company and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

The maximum statutory corporate income tax rate in Puerto Rico is 39.0%. In May 2006, the Government of Puerto Rico approved a one year transitory tax applicable only to the banking industry that raised the maximum statutory tax rate to 43.5% for taxable years commenced during calendar year 2006. For taxable years beginning after December 31, 2006, the maximum statutory tax rate was 39.0%.

Doral Financial enjoys an income tax exemption on interest income derived from FHA and VA mortgage loans financing the original acquisition of newly constructed housing in Puerto Rico and securities backed by such mortgage loans. Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. On July 1, 2008, the Company transferred substantially all of the assets previously held at the international banking entity to Doral Bank PR to increase the level of its interest earning assets. Previously, Doral Financial used its international banking entity subsidiary to invest in various U.S. securities and U.S. mortgage-backed securities, for which interest income and gain on sale, if any, is

Notes to consolidated financial statements for Doral Financial Corporation exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction in the case of interest, and, in the case of capital gains, because the gains are sourced outside the United States.

Income tax expense

The components of income tax expense (benefit) for the years ended December 31, are summarized below:

	2008	2007	2006

	(in thousands)

Current income tax expense:
Puerto Rico	$1,642	$2,396	$406
United States	2,598	1,540	3,482

Total current income tax expense	4,240	3,936	3,888
Deferred income tax expense (benefit):
Puerto Rico	281,616	(134,344)	(51,868)
United States	145	(1,446)	(127)

Total deferred income tax expense (benefit)	281,761	(135,790)	(51,995)

Total income tax expense (benefit)	$286,001	$(131,854)	$(48,107)

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes as follows:

	Year ended December 31,
	2008	2007	2006

	(dollars in thousands)

Loss before income taxes	$(32,258)	$(302,762)	$(272,008)

		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
	Amount	loss	Amount	loss	Amount	loss

Tax at statutory rates	$12,581	39.0	$118,077	39.0	$112,883	41.5
Tax effect of exempt income, net of expense disallowance	4,393	13.6	2,794	0.9	5,365	2.0
Net income (loss) from the international banking entity	5,728	17.8	(27,583)	(9.1)	11,732	4.3
Net (increase) decrease in deferred tax valuation allowance(1)	(295,887)	(917.3)	99,327	29.8	(125,923)	(46.3)
Other, net	(12,816)	(39.7)	(51,761)	(17.0)	44,050	16.2

Income tax (expense) benefit	$(286,001)	(886.6)	$131,854	43.6	$48,107	17.7

(1)	Net of the effect, in 2007, of realization of NOLs (previously with a valuation allowance) related to intercompany transactions.

Deferred tax components

The Company’s deferred tax asset is composed primarily of the differential in the tax basis of IOs sold, net operating loss carry-forwards and other temporary differences arising from the daily operations of

Notes to consolidated financial statements for Doral Financial Corporation the Company. The largest component of the deferred tax asset arises from the differential in the tax basis of IOs sold.

During 2006, the Company entered into two separate agreements with the Puerto Rico Treasury Department regarding the Company’s deferred tax asset related to prior intercompany transfers of IOs (the “IO Tax Asset”). The first agreement, executed during the first quarter, confirmed the previously established tax basis of all the IO transfers within the DFC corporate group. The second agreement, executed during the third quarter of 2006, clarified that for Puerto Rico income tax purposes, the IO Tax Asset is a stand-alone intangible asset subject to a straight-line amortization based on a useful life of 15 years. Furthermore, the agreement provided that the IO Tax Asset could be transferred to any entity within the Doral corporate group, including the Puerto Rico banking subsidiary. The realization of the deferred tax asset is dependent upon the existence of, or generation of, taxable income during the remaining 11 year period (15 year original amortization period) in which the amortization deduction of the IO Tax Asset is available.

During the first quarter of 2008, the Company entered into an agreement with the Puerto Rico Treasury Department with respect to the allocation method (and period) of expenses incurred related to a settlement agreement (“Settlement Expenses”) that resulted from litigation related to the Company’s restatement. This agreement was effective as of December 31, 2007, and permits the total expense related to the settlement of the lawsuit ($96.0 million) to be allocated to any entity within the Company over a period of three years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company’s deferred tax assets at December 31, were as follow:

	2008	2007

	(in thousands)

Deferred income tax asset resulting from:
Differential in tax basis of IOs sold	$234,630	$256,472
Net operating loss carry-forwards	125,134	121,337
Allowance for loan and lease losses	51,585	48,644
Provision for contingencies	12,520	—
Capital loss carry-forward	9,111	8,570
Net unrealized losses on trading and available for sale securities	17,822	10,970
MSRs	13,566	2,961
Net deferred loan origination fees/costs	4,827	2,049
Other reserves and allowances	40,171	29,169

Gross deferred tax asset	509,366	480,172
Valuation allowance	(388,539)	(87,312)

Net deferred tax asset	$120,827	$392,860

At December 31, 2008, the valuation allowance was $388.5 million, a $301.2 million increase over 2007. A large portion of this allowance was established during the fourth quarter of 2008 due to both (i) a three-year cumulative loss position in some of the Company’s Puerto Rico taxable entities, and (ii) that during the fourth quarter of the year were unable to meet the tax projection, due primarily to the global financial crisis which resulted in lower than expected net interest income and higher provisions for loan and lease losses. The allowance covers all deferred tax assets in two entities with cumulative three-year losses except for the IO deduction that will be transferred to the profitable Puerto Rico taxable entities in the amount of $83.9 million and the deferred tax asset on unrealized losses on available for sale securities of $19.3 million. The allowance also includes a valuation allowance of $5.3 million related to deferred taxes on unrealized losses on cash flow hedges.

Notes to consolidated financial statements for Doral Financial Corporation

Net operating loss carry-forwards outstanding at December 31, 2008 expire as follows:

(in thousands)

2012	$113
2013	76,483
2014	18,818
2015	29,721

$125,135

The tax expense recognized for the year ended December 31, 2008 was primarily related to a charge through earnings of an additional valuation allowance on its deferred tax assets of approximately $295.9 million. The recognition of the income tax benefit for the year ended December 31, 2007 was principally related to changes in the Company’s valuation allowance for its deferred tax assets resulting from changes in earnings expectations used to evaluate the realization of the tax assets as a result of the Company’s $610.0 million recapitalization in July 2007.

The Company evaluates its deferred tax assets in accordance with SFAS No. 109, “Accounting for Income Taxes”, which states that deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

In assessing the realization of deferred tax assets, the Company considers the expected reversal of its deferred tax assets and liabilities, projected future taxable income, cumulative losses in recent years, and tax planning strategies, in making this assessment.

The determination of a valuation allowance on deferred tax assets requires judgment based on the weight of all available evidence and considering the relative impact of negative and positive evidence. Certain events occurred in the fourth quarter of 2008 that led management to reassess its expectations of the realization of its deferred tax assets and to conclude that an additional valuation allowance was necessary.

As of December 31, 2008, two of the Company’s Puerto Rico taxable entities had a three year cumulative loss in earnings before tax, and during the fourth quarter of the year were unable to meet the projected income, due primarily to a reduction in net interest income and increases in the provision for loan and lease losses. These two entities had a pretax loss of $36.9 million versus a projected pretax income of $8.4 million for the fourth quarter of 2008. For purposes of assessing the realization of the deferred tax assets, this fourth quarter 2008 pretax loss and the cumulative taxable loss position for these two entities are considered significant negative evidence and have caused management to conclude that the Company will not be able to fully realize the deferred tax assets related to those two entities in the future, considering the criteria of SFAS No. 109. Accordingly, as of December 31, 2008, the Company determined that it is more likely than not that $388.5 million of its gross deferred tax asset will not be realized and maintains a valuation allowance for that amount. For Puerto Rico taxable entities with positive core earnings, a valuation allowance on deferred tax assets has not been recorded since they are expected to continue to be profitable. At December 31, 2008, the net deferred tax asset associated with these companies was $16.5 million. Approximately $83.9 million of the IO tax asset would be realized through these entities. In management’s opinion, for these companies, the positive evidence of profitable core earnings outweighs any negative evidence.

As of December 31, 2007 and September 30, 2008, the Company’s deferred tax assets amounted to $480.2 million and $505.8 million, respectively, with a valuation allowance of $87.3 million $92.6 million, respectively. At that time, the Company assessed the realization of the deferred tax assets by considering both the positive and negative evidence regarding its ability to generate sufficient taxable

Notes to consolidated financial statements for Doral Financial Corporation income. Positive evidence included realization of pre-tax income for the nine month period ended September 30, 2008, projected earnings attributable to the core business through the projection period, repayment of $625.0 million in senior notes on July 20, 2007, as a result of the recapitalization which served to significantly reduce interest expense, and the results of the leveraging plan. The Company believes that the losses incurred in 2006 and 2007 were due to specific and unusual events that were rooted in the restatement of the Company’s financial statements from 2000 to 2004, including expenses related to outside consultants, advisors, and lawyers, the settlement of the shareholder lawsuit, the expenses associated with its recapitalization and restructuring of its balance sheet to reduce the impact of legacy issues on its future earnings.

After the recapitalization and simultaneous corporate reorganization, the Company started operating under a different business model which enabled it achieve significant improvements in its operating results during the latter half of 2007 and in the first nine months of 2008. Positive evidence of the Company’s ability to realized its deferred tax assets also included the ability to isolate verifiable nonrecurring charges in historical losses, the core earnings of the business absent these nonrecurring items and the flexibility to move the IO Tax Asset amortization and the Settlement Expenses to profitable entities in accordance with Doral Financial’s agreements with the Puerto Rico Treasury Department. During the fourth quarter of 2007, the Company implemented certain tax planning actions in order to generate future taxable income that contributed to the reduction in its valuation allowance. These include the increase in interest earning assets of Doral Bank PR, through among other things, transferring certain assets from its international banking entity to Doral Bank PR. Negative evidence included lower than expected pre-tax income for the first nine months of 2008, and losses for the years ended December 31, 2007 and 2006, and the shorter operating loss carry-forward period of 7 years, as well as uncertainty regarding its ability to generate future taxable income and the then economic outlook. In assessing the realization of the deferred tax assets, management considered all sources of taxable income as detailed in SFAS No. 109, including its projection of future taxable income, cost reductions already effected and tax-planning strategies. At December 31, 2007 and September 30, 2008, management concluded that it was more likely than not that a portion of its gross deferred tax asset would not be realized and maintained a valuation allowance of $87.3 million and $92.6 million, respectively.

Management did not establish a valuation allowance on the deferred tax assets generated on the unrealized losses of its securities available for sale since it has the intent and ability to hold these until recovery of value and has therefore determined that a valuation allowance is not necessary at this time.

Failure to achieve sufficient projected taxable income in the entities and deferred tax assets where a valuation allowance has not been established, might affect the ultimate realization of the net deferred tax asset.

Management will reassess the realization of its deferred tax assets at each reporting period based on the criteria of SFAS No. 109. To the extent that earnings improve and the deferred tax assets become realizable, the Company may be able to reduce the valuation allowance through earnings.

FIN 48

As a result of the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, on January 1, 2007, the Company recorded an adjustment to retained earnings of $2.4 million. As of December 31, 2008 and 2007, the Company had unrecognized tax benefits of $13.7 million and interest and penalties of $5.2 million and $3.7 million, respectively. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. For both years ended December 31, 2008 and 2007, the Company recognized approximately $1.4 million in interest and penalties.

Notes to consolidated financial statements for Doral Financial Corporation

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statutes of limitation, changes in management’s judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. As of December 31, 2008, the following years remain subject to examination: U.S. Federal jurisdictions—2003 through 2007 and Puerto Rico—2004 through 2007.

It is reasonably possible that within the next twelve months the Company will resolve all matters presently contemplated as unrecognized tax benefits due primarily to the expiration of the statute of limitations. The resolution of these matters would likely result in a reduction of the provision for income taxes and the effective tax rate in the period of resolution of substantially all the unrecognized tax benefits.

29.	UNUSED LINES OF CREDIT

At December 31, 2008 and 2007, the Company had an uncommitted line of credit of up to 30% of the assets reflected in the Consolidated Statement of Financial Condition of Doral Bank Puerto Rico and Doral Bank NY. As of December 31, 2008 and 2007, the Company could draw an additional $2.1 billion and $2.4 billion, respectively. As a condition of drawing these additional amounts, the Company is required to pledge collateral for the amount of the draw plus a required over-collateralization amount. As of December 31, 2008 and 2007, the Company had pledged excess collateral of $0.7 million and $0.8 million, respectively.

30.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The following tables summarize Doral Financial’s commitments to extend credit, commercial and performance standby letters of credit and commitments to sell loans.

	December 31,
	2008	2007

	(in thousands)

Commitments to extend credit	$125,762	$210,473
Commitments to sell loans	137,797	221,024
Commercial, financial and performance standby letters of credit	325	4,881

Total	$263,884	$436,378

The Company enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell loans. The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses. Generally, the Company does not enter into interest rate lock agreements with borrowers.

The Company purchases mortgage loans and simultaneously enters into a sale and securitization agreement with the same counterparty, essentially a forward contract that meets the definition of a derivative under SFAS 133 during the period between trade and settlement date.

A letter of credit is an arrangement that represents an obligation on part of the Company to a designated third party, contingent upon the failure of the Company’s customer to perform under the terms of the underlying contract with a third party. The amount in letter of credit represents the

Notes to consolidated financial statements for Doral Financial Corporation maximum amount of credit risk in the event of non-performance by these customers. Under the terms of a letter of credit, an obligation arises only when the underlying event fails to occur as intended, and the obligation is generally up to a stipulated amount and with specified terms and conditions. Letters of credit are used by the customer as a credit enhancement and typically expire without having been drawn upon.

The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

31.	COMMITMENTS AND CONTINGENCIES

Total minimum rental commitments for leases in effect at December 31, 2008, were as follow:

(in thousands)

2009	$5,980
2010	5,311
2011	4,559
2012	3,442
2013	3,147
2014 and thereafter	21,217

$43,656

Total rent expense for the years ended December 31, 2008, 2007 and 2006, amounted to approximately $7.4 million, $7.6 million and $9.6 million, respectively.

Doral Financial and its subsidiaries are defendants in various lawsuits or arbitration proceedings arising in the ordinary course of business, including employment related matters. Management believes, based on the opinion of legal counsel, that the aggregated liabilities, if any, arising from such actions will not have a material adverse effect on the financial condition or results of operations of Doral Financial.

Since 2005, Doral Financial became a party to various legal proceedings, including regulatory and judicial investigations and civil litigation, arising as a result of the Company’s restatement.

Lawsuits

On June 21, 2005, a lawsuit was filed against Doral Financial and certain of its former officers and directors in the U.S. District Court for the District of Puerto Rico. Between June 29, 2005 and August 20, 2005, plaintiff filed three amended complaints. The suit, as amended, concerns a divorce settlement entered by a former chairman and chief executive officer of Doral Financial and also alleges, among other things, violations of federal securities laws, Racketeer Influenced and Corrupt Organizations (“RICO”) Act violations, as well as fraud and breach of contract under Puerto Rico law, some of which are stated in the alternative as derivative claims on behalf of Doral Financial. Plaintiff seeks an award of damages, costs and expenses. All defendants have moved to dismiss the complaint as amended, and such motions have not been decided. On March 6, 2008, the plaintiff and the defendants entered into a settlement agreement to dismiss the case in exchange for the defendants agreeing not to seek attorneys’ fees and costs from the plaintiff. The case was dismissed with prejudice on March 14, 2008.

In addition, on October 14, 2005, the Company and certain former officers and directors of the Company were named as defendants in an action brought by an individual plaintiff filed in the U.S. District Court for the Southern District of New York, alleging violations of federal securities laws and various Kentucky state laws based on making allegedly materially false and misleading statements

Notes to consolidated financial statements for Doral Financial Corporation concerning Doral’s financial results, allegedly failing to disclose material information concerning the valuation of the company’s IOs, and allegedly misleading the plaintiff as to the Company’s vulnerability to interest rate increases. Plaintiff sought compensatory damages in the amount of $292,000 for losses the plaintiff allegedly incurred in connection with Doral Financial securities purchased between January 19, 2005 and March 18, 2005, as well as unspecified punitive damages, interest, costs and other expenses. On March 11, 2008, Doral and the plaintiff entered into an agreement to settle all claims in the case, and on March 13, 2008, the plaintiff filed with the court a notice of voluntary dismissal with prejudice of all claims against all defendants.

On September 14, 2007, a service provider filed a Demand for Arbitration before the American Arbitration Association alleging that Doral Financial failed to pay for services and comply with the terms of a written agreement. This service provider was requesting payment of its monthly service charges and its investment in equipment and software to perform the Data Processing Service Agreement it entered into with the Company which totaled approximately $4.7 million. This action was settled during the third quarter of 2008. Management had previously reserved for this action, therefore there was no adverse effect on the Company’s financial statements as a result of the settlement for the year ended December 31, 2008.

Other legal matters

On August 24, 2005, the U.S. Attorney’s Office for the Southern District of New York served Doral Financial with a grand jury subpoena seeking the production of certain documents relating to issues arising from the restatement, including financial statements and corporate, auditing and accounting records prepared during the period from January 1, 2000 to the date of the subpoena. Doral Financial is cooperating with the U.S. Attorney’s Office in this matter, including by producing documents and other information in response to the subpoena. Doral Financial cannot predict the outcome of this matter and is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact to Doral Financial of this matter.

Banking regulatory matters

On March 16, 2006, Doral Financial entered into a consent cease and desist order with the Federal Reserve. The mutually agreed upon order required Doral Financial to conduct reviews of its mortgage portfolio, and to submit plans regarding the maintenance of capital adequacy and liquidity. The consent order contains restrictions on Doral Financial from obtaining extensions of credit from, or entering into certain asset purchase and sale transactions with its banking subsidiaries, without the prior approval of the Federal Reserve. The consent order restricts Doral Financial from receiving dividends from the banking subsidiaries without the approval of the respective primary banking regulatory agency. Doral Financial is also required to request permission from the Federal Reserve for the payment of dividends on its common stock and preferred stock not less than 30 days prior to a proposed dividend declaration date and requires Doral Financial and Doral Bank PR to submit plans regarding the maintenance of minimum levels of capital and liquidity. Doral Financial has complied with these requirements and no fines or civil money penalties were assessed against the Company under the order.

Effective January 14, 2008 and in recognition of the corrective actions taken, the FDIC and the Office of the Commissioner terminated a cease and desist order that had been entered by these regulatory agencies with Doral Bank PR on March 16, 2006 (the “Former Order”). The Former Order was similar to the consent order of Doral Financial with the Federal Reserve described above, and related to safety and soundness issues in connection with the announcement by Doral Financial in April 2005 of the need to restate its financial statements for the period from January 1, 2000 to December 31, 2004. Under the terms of the Former Order, Doral Bank PR could not pay a dividend or extend credit to, or

Notes to consolidated financial statements for Doral Financial Corporation enter into certain asset purchase and sale transactions with, Doral Financial or its subsidiaries, without the prior approval of the FDIC and the Office of the Commissioner.

On October 23, 2006, Doral Bank PR entered into a Memorandum of Understanding (“MOU”) with the FDIC regarding certain deficiencies in Doral Bank PR’s compliance with the data reporting requirements of the Home Mortgage Disclosure Act, and weaknesses in its policies and procedures regarding compliance with the National Flood Insurance Act (as amended). Additionally, in connection with the deficiencies related to the data reporting requirements of the Home Mortgage Disclosure Act, Doral Bank PR paid $12,000 of civil monetary penalties. Doral Bank PR also was required to pay civil monetary penalties of $125,000 to the FDIC related to the deficiencies in compliance with the National Flood Insurance Act as a result of deficiencies in flood insurance coverage, failure to maintain continuous flood insurance protection and failure to ensure that borrowers obtained flood insurance. On November 24, 2008, the FDIC terminated this MOU.

As a result of an examination conducted during the third quarter of 2008, the FDIC has notified Doral Bank PR that it was likely that civil monetary penalties of approximately $37,000 would be assessed related to deficiencies in compliance with the National Flood Insurance Act as a result of flood insurance coverage, failure to maintain continuous flood insurance protection and failure to ensure that borrowers obtain flood insurance in a timely manner. The aforementioned amount in civil monetary penalties is estimated and subject to a final determination from the FDIC.

On February 19, 2008, Doral Bank PR entered into a consent order with the FDIC relating to failure to comply with certain requirements of the Bank Secrecy Act (“BSA”). The regulatory findings that resulted in the order were based on an examination conducted for the period ended December 31, 2006, and were related to findings that had initially occurred in 2005 prior to the Company’s change in management and the Recapitalization. The order replaced the MOU with the FDIC and the Office of the Commissioner dated August 23, 2006. Doral Bank PR was not required to pay any civil monetary penalties in connection with this order. The order required Doral Bank PR to correct certain violations of law, within the timeframes set forth in the order (generally 120 days) including certain violations regarding the BSA, failure to maintain an adequate BSA/Anti-Money Laundering Compliance Program (a “BSA/AML Compliance Program”) and failure to operate with an effective compliance program to ensure compliance with the regulations promulgated by the United States Department of Treasury’s Office of Foreign Asset Control (“OFAC”). The order further required Doral Bank PR to, among other things, amend its policies, procedures and processes and training programs to ensure full compliance with the BSA and OFAC; conduct an expanded BSA/AML risk assessment of its operations, enhance its due diligence and account monitoring procedures, review its BSA/AML staffing and resource needs, amend its policies and procedures for internal and external audits to include periodic reviews for BSA/AML compliance, OFAC compliance and perform annual independent testing programs for BSA/AML and OFAC requirements. The order also required Doral Bank PR to engage an independent consultant to review account and transaction activity from April 1, 2006 through March 31, 2007 to determine compliance with suspicious activity reporting requirements (the “Look Back Review”). On September 15, 2008, the FDIC terminated this consent order. Since the Look Back Review was still ongoing, Doral Bank PR and the FDIC agreed to a Memorandum of Understanding that covers the remaining portion of the Look Back Review.

Doral Financial and Doral Bank PR have undertaken specific corrective actions to comply with the requirements of the consent orders and the MOUs, but cannot give assurances that such actions are sufficient to prevent further enforcement actions by the banking regulatory agencies. Doral Financial expects that the implementation of these corrective actions will result in additional compliance-related expenses. However, these expenses are not anticipated to have a material financial impact on the Company or Doral Bank PR.

Notes to consolidated financial statements for Doral Financial Corporation

32.	RETIREMENT AND COMPENSATION PLANS

The Company maintains a profit-sharing plan with a cash or deferred arrangement named the Doral Financial Corporation Retirement Savings and Incentive Plan (“the Plan”). The Plan is available to all employees of Doral Financial who have attained age 18 and complete one year of service with the Company. Participants in the Plan have the option of making pre-tax or after-tax contributions. The Company makes a matching contribution equal to $0.50 for every dollar of pre-tax contribution made by participants to the Plan with an annual compensation exceeding $30,000, up to 3% of the participant’s basic compensation, as defined. For those participants to the Plan with an annual compensation up to $30,000, the Company makes a matching contribution equal to $1.00 for every dollar of pre-tax contribution, up to 3% of the participant’s basic compensation, as defined. Company matching contributions are invested following the employees investment direction for their own money. The Company is also able to make fully discretionary profit-sharing contributions to the Plan. The Company’s expense related to its retirement plan during the years ended December 31, 2008, 2007 and 2006, amounted to approximately $294,000, $336,000, and $794,000, respectively.

The Company had unfunded deferred incentive compensation arrangements (the “Deferred Compensation”) with certain employees up to 2006. The Deferred Compensation was determined as a percentage of net income arising from the mortgage-banking activities, as defined, and was payable to participants after a five-year vesting period. The expense for the year ended December 31, 2006 amounted to approximately $68,000.

The Company’s CEO’s employment agreement provided for a supplemental employee retirement program (“SERP”) whereby the Company deposited funds in an escrow account on his behalf. On August 31, 2007, the Compensation Committee of the Board of Directors authorized payment, to the CEO, of funds in the escrow account. The Company recognized a compensation benefit expense of $5.1 million during 2007 pursuant to this program.

As of December 31, 2008 and 2007, the Company had no defined benefit or post-employment benefit plans.

33.	CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

On September 29, 2003, and October 8, 2003, the Company issued 1,200,000 shares and 180,000 shares, respectively, of its 4.75% perpetual cumulative convertible preferred stock (the “convertible preferred stock”) having a liquidation preference of $250 per share in a private offering to qualified institutional buyers pursuant to Rule 144A. The convertible preferred stock ranks on parity with the Company’s 7.00% noncumulative monthly income preferred stock, Series A (the “7% preferred stock”), 8.35% noncumulative monthly income preferred stock, Series B (the “8.35% preferred stock”) and 7.25% noncumulative monthly income preferred stock, Series C (the “7.25% preferred stock”), with respect to dividend rights and rights upon liquidation, winding up or dissolution (see description below). The net proceeds of the Company after the underwriting discounts and expenses were approximately $336.5 million. Each share of convertible preferred stock is currently convertible into 0.31428 shares of common stock, subject to adjustment under specific conditions. As of December 31, 2008, there were 1,380,000 shares issued and outstanding. During 2008, the Company paid dividends of $11.875 per share (an aggregate of $16.4 million) on the convertible preferred stock. Please refer to Note 35 for additional information regarding specific conditions for the convertible preferred stock.

During the second quarter of 2002, the Company issued 4,140,000 shares of its 7.25% preferred stock at a price of $25.00 per share, its liquidation preference. As of December 31, 2008, there were 4,140,000 shares issued and outstanding. During 2008, the Company paid dividends of $1.8125 per share (an aggregate of $7.5 million) on the 7.25% preferred stock. The 7.25% preferred stock may be

Notes to consolidated financial statements for Doral Financial Corporation redeemed at the option of the Company beginning on May 31, 2007, at varying redemption prices starting at $25.50 per share. The net proceeds to the Company after the underwriting discounts and expenses were approximately $100.00 million.

On August 31, 2000, the Company issued 2,000,000 shares of its 8.35% preferred stock at a price of $25.00 per share, its liquidation preference. As of December 31, 2008, there were 2,000,000 shares issued and outstanding. During 2008, the Company paid dividends of $2.0875 per share (an aggregate of $4.2 million) on the 8.35% preferred stock. The 8.35% preferred stock may be redeemed at the option of the Company beginning on September 30, 2005, at varying redemption prices that start at $25.50 per share.

On February 22, 1999, the Company issued 1,495,000 shares of its 7% preferred stock at a price of $50.00 per share, its liquidation preference. As of December 31, 2008, there were 1,495,000 shares issued and outstanding. During 2008, the Company paid dividends of $3.50 per share (an aggregate of $5.2 million) on the 7% preferred stock. The 7% preferred stock may be redeemed at the option of the Company beginning February 28, 2004, at varying redemption prices that start at $51.00 per share.

The 7.25% preferred stock, 8.35% preferred stock and 7% preferred stock (collectively, the “nonconvertible preferred stock”) are not convertible into shares of common stock or any other equity securities and have equal rank as to the payment of dividends and rights on liquidation. The holders of the nonconvertible preferred stock are entitled to receive non-cumulative cash dividends on their liquidation preference when declared by the Board of Directors at the annual rate established for each series, payable monthly. The terms of the nonconvertible preferred stock prohibit the Company from declaring or paying any dividends on the common stock (1) unless all accrued and unpaid dividends on the nonconvertible preferred stock for the preceding 12 dividend periods have been paid and the full dividend on the nonconvertible preferred stock for the current monthly dividend period is contemporaneously declared and paid or set aside for payment or (2) if the Company has defaulted in the payment of the redemption price of any shares of the nonconvertible preferred stock called for redemption. The terms of the nonconvertible preferred stock provide that if the Company is unable to pay in full dividends on a series of nonconvertible preferred stock, all dividends will be distributed pro rata among the outstanding series of nonconvertible preferred stock.

The ability of the Company to pay dividends in the future is limited by the consent order entered into with the Federal Reserve and by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company’s Board of Directors.

Current regulations limit the amount in dividends that Doral Bank PR and Doral Bank NY may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Bank PR or Doral Bank NY to fall below the regulatory capital requirements. The Federal Reserve Board has issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings. In addition, the Company’s consent order with the Federal Reserve does not permit the Company to receive dividends from Doral Bank PR unless the payment of such dividends has been approved by the FDIC.

Dividends paid from a U.S. subsidiary to certain qualifying corporations such as the Company are generally subject to a 10% withholding tax under the provisions of the U.S. Internal Revenue Code.

In connection with the recapitalization transaction, the Company incurred in the following transactions related to its common stock:

➢	On July 17, 2007, Doral Financial amended its Restated Certificate of Incorporation to decrease the par value of the Company’s common stock from $1.00 to $0.01 per share.

Notes to consolidated financial statements for Doral Financial Corporation

➢	On July 19, 2007, Doral Financial completed the private sale of 48,412,698 newly issued shares of common stock to Doral Holdings for an aggregate purchase price of $610.0 million (the “Recapitalization”).

➢	On August 17, 2007, Doral Financial effected a 1-for-20 reverse split of its common stock previously approved by Doral Financial’s stockholders on July 17, 2007. Upon the effectiveness of the reverse split, each 20 shares of authorized and outstanding common stock were reclassified and combined into one new share of common stock. Doral Financial’s common stock began trading on a split-adjusted basis on August 20, 2007.

Common stock issued and outstanding reconciliation for the year ended December 31, 2007:

2007

Shares issued and outstanding as of July 16, 2007	107,948,236
New issuance of common stock	968,253,968

Total stock issued and outstanding	1,076,202,204

Effect of 1-for-20 reverse stock split	53,810,110

34.	STOCK OPTION PLANS

Effective January 1, 2006, the Company adopted SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), without a material effect on the Consolidated Financial Statements of the Company, since in 2003 Doral Financial commenced expensing the fair value of stock options granted to employees using the “modified prospective” method described in SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” Using this method, the Company has expensed the fair value of all employee stock options and restricted stock granted after January 1, 2003, as well as the unvested portions of previously granted stock options. SFAS 123R requires the Company to estimate the pre-vesting forfeiture rate, for grants that are forfeited prior to vesting, beginning on the grant date and to true-up forfeiture estimates through the vesting date so that compensation expense is recognized only for grants that vest. When unvested grants are forfeited, any compensation expense previously recognized on the forfeited grants is reversed in the period of the forfeiture. Accordingly, periodic compensation expense will include adjustments for actual and estimated pre-vesting forfeitures and changes in the estimated pre-vesting forfeiture rate. The Company did not change its adjustment for actual and estimated pre-vesting forfeitures and changes in the estimated pre-vesting forfeiture rate.

On April 8, 2008, the Company’s Board of Directors approved the 2008 Stock Incentive Plan (the “Plan”) subject to shareholder approval, which was obtained at the annual shareholders’ meeting held on May 7, 2008. The plan replaces the 2004 Omnibus Incentive Plan. The Plan follows the provisions of SFAS No. 123R. Stock options granted are expensed over the stock option vesting period based on fair value which is determined using the Black-Scholes option-pricing method at the date the options are granted.

The Omnibus Plan was in effect from April 21, 2004 through mid 2007, and provided for equity-based compensation incentives (the “awards”) through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalents, as well as cash and equity-based performance awards. The Compensation Committee had full authority and absolute discretion to determine those eligible to receive awards and to establish the terms and conditions of any awards; however, the Omnibus Plan had various limits and vesting restrictions that applied to individual and aggregate awards.

The aggregate number of shares of common stock which the Company may issue under the Plan is limited to 6,750,000. As of December 31, 2008, employee options had not been granted.

Notes to consolidated financial statements for Doral Financial Corporation

On July 22, 2008, independent directors were granted 2,000 shares of restricted stock and stock options to purchase 20,000 shares of common stock at an exercise price equal to the closing of the stock on the grant date. The restricted stock shall become 100% vested and non-forfeitable on the first anniversary of the grant date. The stock options vest ratably over a five year period commencing with the grant date.

For the year ended December 31, 2008, the Company granted 80,000 options at a weighted-average exercise price of $13.70.

Stock-based compensation recognized for 2008, 2007 and 2006 is as follows:

	2008	2007	2006

	(dollars in thousands)

Stock-based compensation recognized	$91	$685	$872
Stock-based compensation reversed due to pre-vesting forfeitures	—	(25)	(63)

Stock-based compensation recognized, net	$91	$660	$809

Stock-based compensation recognized on termination of option plan	$—	$3,823	—

Unrecognized at December 31	$488	$—	$4,373

Changes in stock options for 2008, 2007 and 2006 are as follows:

	2008		2007		2006
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price

Beginning of year	—	$—	84,753	$129.00	115,321	$296.80
Granted	80,000	13.70	6,250	19.51	81,250	120.76
Exercised	—	—	—	—	(900)	105.56
Post-vesting cancellations	—	—	(6,029)	232.37	(108,318)	302.22
Pre-vesting forfeitures	—	—	(3,288)	97.93	(2,600)	105.20

End of year (2008 and 2006) / Balance prior termination (2007)	80,000	$13.70	81,686	$114.24	84,753	$129.00

Terminated	—	—	(81,686)	—	—	—

Exercisable at period end	—	—	—	—	84,753	—

The fair value of the options granted in 2008 and 2007 were estimated using the Binomial Tree option-pricing model with the following weighted average assumptions:

	2008	2007

Stock price at grant date and exercise price	$13.70	$19.51
Stock option estimated fair value	$5.88	$12.72-$24.25
Expected stock option term (years)	6.50	2.44-7.87
Expected volatility	39%	41.65%-42.72%
Expected dividend yield	0%	0%
Risk-free interest rate	3.49%	4.70%-5.02%

Expected volatility is based on the historical volatility of the Company’s common stock over a ten-year period. The Company uses empirical research data to estimate options exercised and employee termination within the valuation model; separate groups of employees that have similar historical

Notes to consolidated financial statements for Doral Financial Corporation exercise behavior are considered separately for valuation purposes. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on management’s expectation that the Company will not resume dividend payments on its Common Stock for the foreseeable future.

Doral Financial’s nonvested restricted shares at December 31, 2007 and 2008 are as follow:

		Weighted-average
		grant-date
	Shares	fair value

Nonvested at December 31, 2007	—	—
Granted	8,000	$13.70

Nonvested at December 31, 2008	8,000	$13.70

During 2008 and 2007, no options were exercised. The total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $27,760. Cash proceeds from options exercised during 2006 amounted to approximately $95,000.

As of December 31, 2008, the total amount of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan was $0.5 million, which includes $0.4 million and $0.1 million related to stock options and restricted stock granted, respectively. That cost of stock options granted is expected to be recognized over a period of 5 years. As of December 31, 2008, the total fair value of shares and restricted stock was $580,051. No stock was granted during the fourth quarter of 2008.

2007 Events

In connection with the recapitalization transaction and in accordance with the provisions of the stock purchase agreement between the Company and Doral Holdings, on July 17, 2007, the Board of Directors ratified and approved the resolutions of the Compensation Committee to accelerate and terminate all stock options outstanding under the Company’s Omnibus Incentive Plan (the “Omnibus Plan”) and the 1997 Employee Stock Option Plan (“the Old Plan”) effective upon the issuance of the shares of the Company’s common stock to Doral Holdings. In connection with the acceleration and termination of outstanding stock options, the Company recognized as compensation expense all unvested benefits prior to the closing of the transaction as follows:

➢	For the Old Plan there were 18,225 (911 on a post-reversed split basis) options outstanding, all of which were fully vested as of July 19, 2007, and therefore no additional compensation expense was recorded.

➢	For the Omnibus Plan, the Compensation Committee determined to cancel the outstanding options in exchange for a payment per share based on the change of control price, which at the time of the closing was determined to be $0.63 ($12.60 on a post-reverse split basis). This resulted in a settlement payment of zero dollars. As of July 19, 2007, there were 1,615,500 (80,775 on a post-reverse split basis) options outstanding under the Omnibus Plan. The unrecognized compensation expense related to the termination of the 1,615,500 (80,775 on a post-reverse split basis) options was $2,960,122.

➢	There were 200,000 (10,000 on a post-reverse split basis) restricted units outstanding under the Plan, which immediately vested on July 19, 2007. The unrecognized compensation expense related to the 200,000 (10,000 on a post-reverse split basis) restricted units was $865,283.

During the first quarter of 2007, the Company’s Compensation Committee awarded 125,000 (6,250 on a post-reverse split basis) stock options with a weighted average grant date fair value of $0.98 ($19.51

Notes to consolidated financial statements for Doral Financial Corporation on a post-reverse split basis) per share. No options were awarded or exercised during the second, third or fourth quarters of 2007. As noted above, in connection with the closing of the sale of shares of common stock to Doral Holdings all stock options outstanding as of July 19, 2007 were terminated and there were no options outstanding as of December 31, 2007.

35.	EARNINGS PER SHARE

The reconciliation of the numerator and denominator of the basic and diluted earnings per share, follows:

	Year ended December 31,
	2008	2007	2006

	(dollars in thousands, except per share data)

Net Loss:
Net loss	$(318,259)	$(170,908)	$(223,901)
Convertible preferred stock dividends	(16,388)	(16,388)	(16,388)
Nonconvertible preferred stock dividends	(16,911)	(16,911)	(16,911)

Net loss attributable to common stock	$(351,558)	$(204,207)	$(257,200)

Weighted-Average Shares:
Basic weighted-average number of common shares outstanding	53,810,110	27,415,242	5,397,057
Incremental shares issuable upon exercise of stock options	—	—	—

Diluted weighted-average number of common shares outstanding	53,810,110	27,415,242	5,397,057

Net loss per Common Share:
Basic	$(6.53)	$(7.45)	$(47.66)

Diluted	$(6.53)	$(7.45)	$(47.66)

For the years ended December 31, 2008, 2007 and 2006, there were 1,380,000 shares of the Company’s 4.75% perpetual cumulative convertible preferred stock that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. Each share of convertible preferred stock is currently convertible into 0.31428 shares of common stock, subject to adjustment under specific conditions. The option of the purchasers to convert the convertible preferred stock into shares of the Company’s common stock is exercisable only (a) if during any fiscal quarter after September 30, 2003, the closing sale price of the Company’s common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading date of the preceding fiscal quarter exceeds 120% of the conversion price of the convertible preferred stock (currently 120% of $795.47, or $954.56); (b) upon the occurrence of certain corporate transactions; or (c) upon the delisting of the Company’s common stock. On or after September 30, 2008, the Company may, at its option, cause the convertible preferred stock to be converted into the number of shares of common stock that are issuable at the conversion price. The Company may only exercise its conversion right if the closing sale price of the Company’s common stock exceeds 130% of the conversion price of the convertible preferred stock (currently 130% of $795.47 or $1,031.41) in effect for 20 trading days within any period of 30 consecutive trading days ending on a trading day not more than two trading days prior to the date the Company gives notice of conversion.

Weighted-average shares and net loss per common share for the years ended December 31, 2007 and 2006 reflect the 1-for-20 reverse stock split effective August 17, 2007. On July 19, 2007, restricted stock units amounting to 10,000 shares vested.

Notes to consolidated financial statements for Doral Financial Corporation

On August 17, 2007, Doral Financial’s effected a 1-for-20 reverse split of its common stock which had been previously approved by Doral Financial’s stockholders on July 17, 2007. Upon the effectiveness of the reverse split, each 20 shares of authorized and outstanding common stock were reclassified and combined into one new share of common stock.

36.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Securities held for trading, securities available for sale, derivatives and servicing assets are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other financial assets on a nonrecurring basis, such as loans held for sale, loans receivable and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write-downs of individual assets.

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Additionally, SFAS No. 157 amended SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” and, as such, we follow SFAS No. 157 in the determination of SFAS No. 107 fair value disclosure amounts. The disclosures required under SFAS No. 157 and SFAS No. 107 have been included in this Note.

The Company adopted SFAS No. 159, “The Fair Value Option for Financing Assets and Financial Liabilities”, in 2008, but chose not to apply the fair value option to any of its financial assets or financial liabilities.

Fair value hierarchy

Under SFAS No. 157, the Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

➢	Level 1—Valuation is based upon unadjusted quoted prices for identical instruments traded in active markets.

➢	Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market, or are derived principally from or corroborated by observable market data, by correlation or by other means.

➢	Level 3—Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Determination of fair value

Under SFAS No. 157, the Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is Doral Financial’s intent to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS No. 157.

Notes to consolidated financial statements for Doral Financial Corporation

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon the Company’s estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Following is a description of valuation methodologies used for instruments recorded at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Securities held for trading:  Securities held for trading are reported at fair value and consist primarily of securities and derivatives held for trading purposes. The valuation method for trading securities is the same as the methodology used for securities classified as available for sale. The valuation methodology for interest-only strips and derivatives are described below under: Servicing assets and interest-only strips, and Derivatives sections, respectively.

For residual CMO certificates, the Company uses a cash flow model to value the securities. Doral utilizes the collateral’s statistics available on Bloomberg such as forecasted prepayment speed, weighted-average remaining maturity, weighted-average coupon and age. Based on the Bloomberg information, the Company forecasts the cash flow and then discounts it at the discount rate used for the period. For purposes of discounting, the Company uses the same Z-spread methodology used for the valuations of Doral’s floating rate IOs.

Securities available for sale:  Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions, expected defaults and loss severity. Level 1 securities (held for trading) include U.S. Treasury that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include agency obligations, municipal bonds, and agency mortgage-backed securities. Level 3 securities include private label and agency CMOs for which quoted market prices are not available. For determining the fair value of Level 3 securities available for sale, the Company uses a valuation model that calculates the present value of estimated future cash flows. The model incorporates the Company’s own estimates of assumptions market participants use in determining the fair value, including prepayment speeds, loss assumptions and discount rates.

Loans held for sale:  Loans held for sale are carried at the lower of net cost or market value on an aggregate portfolio basis. The amount, by which cost exceeds market value, if any, is accounted for as a loss through a valuation allowance. Loans held for sale consist primarily of mortgage loans held for sale. The market value of mortgage loans held for sale is generally based on quoted market prices for mortgage-backed securities adjusted by particular characteristics like guarantee fees, servicing fees, actual delinquency and the credit risk associated to the individual loans. Loans held for sale are classified as Level 2, except for loans where management makes certain adjustments to the model based on unobservable inputs that are significant. These loans are classified as Level 3. Loans held for sale were carried at cost as of December 31, 2008.

Loans receivable:  Loans receivable are those held principally for investment purposes. These consist of construction loans for new housing development, certain residential mortgage loans which the Company does not expect to sell in the near future, commercial real estate, commercial non-real estate, leases, land, and consumer loans. Loans are carried at their unpaid principal balance, less unearned interest, net of deferred loan fees or costs (including premiums and discounts), undisbursed portion of

Notes to consolidated financial statements for Doral Financial Corporation construction loans and an allowance for loan and lease losses. Loans receivable include collateral dependent loans for which the repayment of the loan is expected to be provided solely by the underlying collateral. The Company does not record loans receivable at fair value on a recurring basis. However, from time to time, the Company records nonrecurring fair value adjustments to collateral dependent loans to reflect (1) partial write-downs that are based on the fair value of the collateral, or (2) the full charge-off of the loan carrying value. The fair value of the collateral is mainly derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. The Company classifies loans receivable subject to nonrecurring fair value adjustments as Level 3.

For the fair value of loans receivable, under SFAS 107, loans were classified by type such as, residential mortgage loans, commercial real estate, commercial non-real estate, leases, land, and consumer loans. The fair value of residential mortgage loans was based on quoted market prices for mortgage-backed securities adjusted by particular characteristics like guarantee fees, servicing fees, actual delinquency and the credit risk associated to the individual loans. For all other loans, the fair value was estimated using discounted cash flow analyses, based on LIBOR and with adjustments that the Company believes a market participant would consider in determining fair value for like assets.

Servicing assets and interest-only strips:  The Company routinely originates, securitizes and sells mortgage loans into the secondary market. As a result of this process, the Company typically retains the servicing rights and, in the past, also retained interest-only strips. Servicing assets retained in a sale or securitization arises from contractual agreements between the Company and investors in mortgage securities and mortgage loans. Since the adoption of SFAS No. 156 on January 1, 2007, the Company records mortgage servicing assets at fair value on a recurring basis. Considerable judgment is required to determine the fair value of the Company’s servicing assets. Unlike highly liquid investments, the market value of servicing assets cannot be readily determined because these assets are not actively traded in securities markets. The Company engages a third party specialist to assist with its valuation of the entire servicing portfolio (governmental, conforming and non-conforming portfolios). The fair value of the servicing assets is determined based on a combination of market information on trading activity (servicing asset trades and broker valuations), benchmarking of servicing assets (valuation surveys) and cash flow modeling. The valuation of the Company’s servicing assets incorporates two sets of assumptions: (1) market derived assumptions for discount rates, servicing costs, escrow earnings rate, float earnings rate and cost of funds and (2) market derived assumptions adjusted for the Company’s loan characteristics and portfolio behavior for escrow balances, delinquencies and foreclosures, late fees, prepayments and prepayment penalties. For interest-only strips the Company uses a valuation model that calculates the present value of estimated future cash flows. The model incorporates the Company’s own estimates of assumptions market participants use in determining the fair value, including estimates of prepayment speeds, discount rates, defaults and contractual fee income. Interest-only strips are recorded as securities held for trading. Fair value measurements of servicing assets and interest-only strips use significant unobservable inputs and, accordingly, are classified as Level 3.

Derivatives:  Substantially all of the Company’s derivatives are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, Doral Financial measures fair value using internally developed models that use primarily market observable inputs, such as yield curves and volatility surfaces. The non-performance risk is evaluated internally considering collateral held, remaining term and the creditworthiness of the entity that bears the risk. These derivatives are classified as Level 2. Level 2 derivatives consist of interest rate swaps and interest rate caps.

Following is a description of valuation methodologies used for instruments not recorded at fair value.

Cash and due from banks and money market investments:  valued at the carrying amounts in the Consolidated Statements of Financial Condition. The carrying amounts are reasonable estimates of fair value due to the relatively short period to maturity.

Notes to consolidated financial statements for Doral Financial Corporation

Deposits:  for demand deposits, fair value is taken to be the amount payable on demand at the reporting date. For deposits with no defined maturities, fair value is taken to be the discounted cash flows based on brokered certificates of deposits curve and internally generated decay assumptions. Certificates of deposit, are estimated using specific maturities based on treasury curve.

Loans payable:  These loans represent secured lending arrangements with local financial institutions that are generally floating rate instruments, and therefore their fair value has been determined to be par.

Notes payable, advances from FHLB, other short-term borrowings and securities sold under agreements to repurchase:   valued utilizing discounted cash flow analysis over the remaining term of the obligation using market rates for similar instruments.

Financial assets and liabilities recorded at fair value on a recurring basis

The table below presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Total	Level 1	Level 2	Level 3

	(in thousands)

Assets:
Securities held for trading	$251,590	$198,680	$—	$52,910	(1)
Securities available for sale	3,429,151	—	3,038,517	390,634
Derivatives(2)	287	—	287	—
Servicing assets	114,396	—	—	114,396
Liabilities:
Derivatives(3)	$15,283	$—	$15,283	$—

(1)	Represents interest-only strips, of which variable interest-only strips represent substantially all of the balance and derivatives.

(2)	Included as part of securities held for trading in the Consolidated Statement of Financial Condition.

(3)	Included as part of accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Securities	Securities
	held for	available	Servicing
	trading	for sale	assets

	(in thousands)

Beginning balance:	$67,992	$6,366	$150,238
Change in fair value	(803)	62,878	(42,642)
Principal repayment/amortization of premium and discount	(91)	(11,134)	—
Transfer	(14,188)	332,524	—
Capitalization / Sales, net	—	—	6,800

Ending balance	$52,910	$390,634	$114,396

During the fourth quarter of 2008, the Company transferred approximately $288.7 million of private label CMOs from level 2 to level 3 since the market for these financial assets was inactive. Accordingly, the Company is determining the fair value of these assets using a valuation model that calculates the present value of future cash flows incorporating the Company’s own estimates of assumptions market

Notes to consolidated financial statements for Doral Financial Corporation participants use in determining fair value, including estimates of prepayment speeds, loss assumptions and discount rates.

Financial assets and liabilities recorded at fair value on a nonrecurring basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The valuation methodologies used to measure these fair value adjustments are described above. For assets measured at fair value on a nonrecurring basis in 2008, that were still held on the balance sheet at period end, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets or portfolios at December 31, 2008.

					Loss for the year
					ended
					December 31,
	Carrying value	Level 1	Level 2	Level 3	2008

	(in thousands)

Assets:
Loans receivable(1)	$77,966	$—	$—	$77,966	$13,745

(1)	Represents the carrying value and related write-downs of loans for which adjustments are based on the appraised value of the collateral.

Disclosures about fair value of financial instruments

The following disclosure of the estimated fair value of financial instruments as of December 31, 2008 and 2007, as defined by SFAS No. 107, is made by the Company following SFAS No. 157. The carrying amounts in the following disclosure are recorded in the balance sheets under the indicated captions.

The amounts in the disclosure have not been updated since year end, therefore, the valuations may have changed significantly since that point in time. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

Notes to consolidated financial statements for Doral Financial Corporation

	2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	(in thousands)

Financial assets:
Cash and due from banks	$184,302	$184,302	$67,884	$67,884
Money market investments	3,215	3,215	721,285	721,285
Securities held for trading	251,877	251,877	276,462	276,462
Securities available for sale	3,429,151	3,429,151	1,921,940	1,921,940
Loans held for sale(1)	386,610	394,051	418,556	419,865
Loans receivable	5,119,693	5,117,983	4,926,200	4,895,297
Servicing assets	114,396	114,396	150,238	150,238
Financial liabilities:
Deposits	$4,402,772	$4,414,621	$4,268,024	$4,274,564
Securities sold under agreements to repurchase	1,907,447	2,010,465	1,444,363	1,453,972
Advances from FHLB	1,623,400	1,716,386	1,234,000	1,254,058
Other short-term borrowings	351,600	351,681	—	—
Loans payable	366,776	366,776	402,701	402,701
Notes payable	276,868	123,634	282,458	260,578
Derivatives(2)	15,283	15,283	—	—

(1)	Includes $165.6 million and $126.0 million for 2008 and 2007, respectively, related to GNMA defaulted loans for which the Company has an unconditional buy-back option.

(2)	Includes $0.2 million of derivatives held for trading purposes and $15.6 million of derivatives held for purposes other than trading, included as part of accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

37.	DERIVATIVES

The following table summarizes the total derivatives positions at December 31, 2008 and 2007, respectively, and their different designations. Also, includes net losses on derivatives positions for the years indicated.

	December 31, 2008
				Other
	Notional	Fair		comprehensive
	amount	value	Net loss	loss(1)

	(in thousands)

Cash flow Hedges
Interest rate swaps	$345,000	$(15,096)	$—	$(13,115)
Other derivatives
Interest rate swaps	—	—	(143)	—
Interest rate caps	270,000	287	(1,195)	—
Forward contracts	35,000	(187)	(2,605)	—

	305,000	100	(3,943)	—

	$650,000	$(14,996)	$(3,943)	$(13,115)

(1)	Net of tax.

Notes to consolidated financial statements for Doral Financial Corporation

	December 31, 2007
				Other
	Notional	Fair		comprehensive
	amount	value	Net loss	loss(1)

	(in thousands)

Cash flow Hedges
Interest rate swaps:	$80,000	$(937)	$—	$(572)
Other derivatives
Futures on U.S. Treasury bonds and notes	—	—	2,339
Interest rate swaps	115,000	(1,951)	(11,875)	—
Interest rate caps	270,000	1,481	(676)	—
Forward contracts	29,000	(6)	8,425	—

	414,000	(476)	(1,787)	—

	$494,000	$(1,413)	$(1,787)	$(572)

(1)	Net of tax.

The Company maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Company’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that net interest margin is not, on a material basis, adversely affected by movements in interest rates. To achieve its risk management objectives, the Company uses a combination of term funding, derivative financial instruments, particularly interest rate swaps, caps, as well as other types of contracts such as forward sales commitments.

Doral Financial’s interest rate swaps had weighted average receive rates of 2.63% and 4.88%, and weighted average pay rate of 3.63% and 4.51% at December 31, 2008 and 2007, respectively.

The following table summarizes Doral Financial’s derivatives positions classification and hedging relationships:

	December 31, 2008			December 31, 2007
	Notional	Fair value		Notional	Fair value
	amount	Asset	Liability	amount	Asset	Liability

	(in thousands)

Derivatives designated as cash flow hedges:
Hedging FHLB advances	$345,000	$—	$(15,096)	$80,000	$—	$(937)
Derivatives not designated as cash flow hedges	305,000	287	(187)	414,000	1,481	(1,957)

Total	$650,000	$287	$(15,283)	$494,000	$1,481	$(2,894)

Cash flow hedges

As of December 31, 2008 and 2007, the Company had $345.0 million and $80.0 million, respectively, outstanding pay fixed interest rate swaps designated as cash flow hedges with maturities between September 2009 and November 2012, and between September 2008 and October 2012, respectively. The Company designated the mentioned pay fixed interest rate swaps to hedge the variability of future interest cash flows of adjustable rate FHLB Advances. The Company recognized $169,880 of

Notes to consolidated financial statements for Doral Financial Corporation ineffectiveness for the interest rate swaps designated as cash flow hedges during 2008. For the year ended December 31, 2007, no ineffectiveness was recognized. As of December 31, 2008 and 2007, the amount of cash flow hedge included in accumulated other comprehensive loss was an unrealized loss of $13.7 million and $0.6 million, net of tax, respectively, which the Company expects to reclassify approximately $4.8 million and $0.2 million into earnings during the next twelve months, respectively.

The Company held $115.0 million in freestanding interest rate swaps agreements as of December 31, 2007. These swaps were designated as cash flow hedges as of January 1, 2008, to hedge the variability of future interest cash flows of adjustable rate FHLB advances.

Trading and non-hedging activities

Doral Financial held $305.0 million and $414.0 million in notional value of derivatives not designated as hedges at December 31, 2008 and 2007, respectively.

The Company purchases interest rate caps to manage its interest rate exposure. Interest rate cap agreements generally involve purchases of out of the money caps to protect the Company from larger rate moves and to provide the company with positive convexity. These products are not linked to specific assets and liabilities that appear on the balance sheet or to a forecasted transaction and, therefore, do not qualify for hedge accounting. At December 31, 2008 and 2007, the Company had outstanding interest rate caps with a notional amount of $270.0 million. For the year ended December 31, 2008 and 2007, the Company recognized a $1.2 million and $0.7 million loss on interest rate cap transactions, respectively.

The Company entered into forward contracts to create an economic hedge on its mortgage warehouse line. As of December 31, 2008 and 2007, the Company had forwards with a notional amount of $35.0 million and $29.0 million, respectively, and recorded a loss of $2.6 million for the year ended December 31, 2008, compared to a gain of $8.4 million for the comparable period, on these derivatives.

During 2007, the Company entered into certain futures on U.S. Treasury bonds and notes in order to establish an economic hedge on its portfolio of investment securities available for sale. These transactions were unwound as a result of the sale of $1.9 billion of the portfolio during the third quarter of 2007. The Company recognized a gain on these transactions of $2.3 million.

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable. Because the notional amount of the instruments only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a small fraction of the notional amount. Doral Financial’s maximum loss related to credit risk is equal to the gross fair value of its derivative instruments. Doral Financial deals only with derivative dealers that are national market makers with strong credit ratings in its derivatives activities. The Company further controls the risk of loss by subjecting counterparties to credit reviews and approvals similar to those used in making loans and other extensions of credit. In addition, counterparties are required to provide cash collateral to Doral Financial when their unsecured loss positions exceed certain negotiated limits.

All of the derivative contracts to which Doral Financial is a party settle monthly, quarterly or semiannually. Further, Doral Financial has netting agreements with the dealers and only does business with creditworthy dealers. Because of these factors, Doral Financial’s credit risk exposure related to derivatives contracts at December 31, 2008 and 2007 was not considered material.

38.	SEGMENT INFORMATION

The Company operates in four reportable segments: mortgage banking activities, banking (including thrift operations), institutional securities operations and insurance agency activities. The Company’s segment reporting is organized by legal entity and aggregated by line of business. Legal entities that do

Notes to consolidated financial statements for Doral Financial Corporation not meet the threshold for separate disclosure are aggregated with other legal entities with similar lines of business. Management made this determination based on operating decisions particular to each business line and because each one targets different customers and requires different strategies. The majority of the Company’s operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area.

During 2006, the Company reduced the operations of Doral Securities and sold substantially all of Doral Securities’ investment securities. During the third quarter of 2007, Doral Securities voluntarily withdrew its license as broker dealer with the SEC and its membership with the Financial Industry Regulatory Authority (“FINRA”). As a result of this decision, Doral Securities’ operations during 2008 were limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

During 2006, the Company consolidated all of its mortgage origination activities under a single Doral Mortgage brand, thus eliminating the mortgage banking operations of Sana Mortgage, Centro Hipotecario and HF Mortgage Bankers.

During 2007, in connection with the recapitalization transaction, Doral Financial transferred the Company’s mortgage origination platform and servicing portfolio, subject to certain exceptions, to Doral Bank PR. Following the transfer, Doral Financial’s mortgage origination business is conducted by Doral Mortgage, as a wholly-owned subsidiary of Doral Bank PR, and Doral Financial’s servicing business is operated from Doral Bank PR. Management determined that it was impracticable to change the composition of reportable segments for earlier periods. Therefore, we have presented below segment information for the years ended December 31, 2008 and 2007 with the new reportable segment structure as well as comparative segment information for the years ended December 31, 2008, 2007 and 2006, using the old report segment structure. In establishing the old reportable segment structure for the years ended December 31, 2008 and 2007, the servicing assets and related income and expenses that were transferred during the third quarter of 2007 to Doral Bank PR have been reclassified to the mortgage banking segment.

On July 1, 2008, Doral International, Inc., which was a subsidiary of Doral Bank PR licensed as an international banking entity under the International Banking Center Regulatory Act of Puerto Rico, was merged with and into Doral Bank PR in a transaction structured as a tax free reorganization.

The accounting policies followed by the segments are the same as those described in the Summary of Significant Accounting Policies.

Notes to consolidated financial statements for Doral Financial Corporation

The following tables present net interest income, non-interest income (loss), net (loss) income and identifiable assets for each of the Company’s reportable segments for the periods presented using the old reportable segment structure.

	Mortgage		Institutional	Insurance	Intersegment
December 31, 2008	banking	Banking	securities	agency	eliminations(1)	Totals

	(in thousands)

Net interest income	$17,381	$157,977	$—	$—	$2,123	$177,481
Provision for loan and lease losses	3,334	45,522	—	—	—	48,856
Non-interest income	64,501	27,329	144	12,801	(25,246)	79,529
(Loss) income before income taxes	9,261	(36,779)	(129)	10,030	(14,641)	(32,258)
Net (loss) income	(161,201)	(148,526)	(141)	6,250	(14,641)	(318,259)
Identifiable assets	1,891,525	8,817,209	1,659	28,060	(599,586)	10,138,867

December 31, 2007

	(in thousands)

Net (loss) interest income	$(2,408)	$153,032	$—	$—	$3,717	$154,341
Provision for loan and lease losses	9,365	68,849	—	—	—	78,214
Non-interest income (loss)	39,111	(102,992)	664	9,545	(21,725)	(75,397)
(Loss) income before income taxes	(136,310)	(158,232)	376	5,268	(13,864)	(302,762)
Net (loss) income	(7,788)	(152,885)	416	3,213	(13,864)	(170,908)
Identifiable assets	2,283,351	7,363,364	2,850	21,173	(366,360)	9,304,378

December 31, 2006

	(in thousands)

Net interest income	$3,516	$192,873	$587	$—	$4,414	$201,390
Provision for loan and lease losses	1,625	38,204	—	—	—	39,829
Non-interest (loss) income	(40,071)	(9,081)	(315)	9,135	(18,895)	(59,227)
(Loss) income before income taxes	(285,375)	18,558	(146)	7,097	(12,142)	(272,008)
Net (loss) income	(237,999)	22,396	(308)	4,152	(12,142)	(223,901)
Identifiable assets	2,356,997	9,817,814	2,066	23,072	(343,525)	11,856,424

(1)	The intersegment eliminations in the above table include servicing fees paid by the banking subsidiaries to the mortgage banking subsidiaries recognized as a reduction of the net interest income, direct intersegment loan origination costs amortized as yield adjustment or offset against net gains on mortgage loan sales and fees (mainly related with origination costs paid by the banking segment to the mortgage banking segment) and other income derived from intercompany transactions, related principally to rental income paid to Doral Properties, the Company’s subsidiary that owns the corporate headquarters facilities. Assets include internal funding and investments in subsidiaries accounted for at cost.

Notes to consolidated financial statements for Doral Financial Corporation

The following table presents net interest income, non-interest income (loss), net (loss) income and identifiable assets for each of the Company’s reportable segments for the year ended December 31, 2008 and 2007 using the new reportable segment structure. The new reportable structure includes the servicing assets and related income and expenses that were transferred during the third quarter of 2007 to Doral Bank PR as part of the banking segment.

	Mortgage		Institutional	Insurance	Intersegment
December 31, 2008	banking	Banking	securities	agency	eliminations(1)(2)	Totals

	(in thousands)

Net interest income	$17,381	$157,977	$—	$—	$2,123	$177,481
Provision for loan and lease losses	3,334	45,522	—	—	—	48,856
Non-interest income	35,473	56,357	144	12,801	(25,246)	79,529
(Loss) income before income taxes	(15,863)	(11,655)	(129)	10,030	(14,641)	(32,258)
Net (loss) income	(186,325)	(123,402)	(141)	6,250	(14,641)	(318,259)
Identifiable assets	1,692,845	9,204,200	1,659	28,060	(787,897)	10,138,867

December 31, 2007

	(in thousands)

Net interest (loss) income	$(2,408)	$153,032	$—	$—	$3,717	$154,341
Provision for loan and lease losses	9,365	68,849	—	—	—	78,214
Non-interest income (loss)	188,244	(97,124)	664	9,545	(176,726)	(75,397)
Income (loss) before income taxes	30,947	(170,489)	376	5,268	(168,864)	(302,762)
Net income (loss)	159,469	(165,142)	416	3,213	(168,864)	(170,908)
Identifiable assets	2,130,656	7,704,370	2,850	21,173	(554,671)	9,304,378

(1)	The intersegment eliminations in the above table include servicing fees paid by the banking subsidiaries to the mortgage banking subsidiaries recognized as a reduction of the net interest income, direct intersegment loan origination costs amortized as yield adjustment or offset against net gains on mortgage loan sales and fees (mainly related with origination costs paid by the banking segment to the mortgage banking segment) and other income derived from intercompany transactions, related principally to rental income paid to Doral Properties, the Company’s subsidiary that owns the corporate headquarters facilities. Assets include internal funding and investments in subsidiaries accounted for at cost.

(2)	For the year ended December 31, 2007, intersegment eliminations included the dividend of $155.0 million paid by Doral Bank PR to the parent company as a result of the MSR transfer.

Notes to consolidated financial statements for Doral Financial Corporation

The following table summarizes the financial results for the Company’s Puerto Rico and mainland U.S. operations.

December 31, 2008	Puerto Rico	Mainland U.S.	Eliminations	Totals

	(in thousands)

Net interest income	$168,381	$8,930	$170	$177,481
Provision for loan and lease losses	48,146	710	—	48,856
Non-interest income	77,524	2,402	(397)	79,529
(Loss) income before income taxes	(37,553)	5,283	12	(32,258)
Net (loss) income(1)	(320,811)	2,540	12	(318,259)
Identifiable assets	10,056,158	235,323	(152,614)	10,138,867

December 31, 2007

	(in thousands)

Net interest income	$140,022	$14,176	$143	$154,341
Provision (recovery) for loan and lease losses	79,246	(1,032)	—	78,214
Non-interest loss	(72,154)	(2,862)	(381)	(75,397)
Loss before income taxes	(302,301)	(441)	(20)	(302,762)
Net loss(1)	(170,353)	(535)	(20)	(170,908)
Identifiable assets	9,274,627	132,265	(102,514)	9,304,378

December 31, 2006

	(in thousands)

Net interest income	$178,344	$22,924	$122	$201,390
Provision for loan and lease losses	39,483	346	—	39,829
Non-interest (loss) income	(60,240)	1,446	(433)	(59,227)
(Loss) income before income taxes	(280,160)	8,151	1	(272,008)
Net (loss) income(1)	(228,698)	4,796	1	(223,901)
Identifiable assets	11,297,203	656,646	(97,425)	11,856,424

(1)	Net of income tax expense of $286.3 million for 2008, income tax benefit of $131.9 million for 2007, income tax benefit of $51.5 million for 2006 related to Puerto Rico operations. For the years ended December 31, 2008, 2007 and 2006, the provision for income taxes for the Company’s U.S. subsidiaries amounted to $2.7 million, $94,000 and $3.4 million, respectively.

Notes to consolidated financial statements for Doral Financial Corporation

39.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Financial data showing results for each of the quarters in 2008, 2007 and 2006 are presented below. These results are unaudited. In the opinion of management all adjustments necessary (consisting only of normal recurring adjustments) for a fair statement have been included:

	1st	2nd	3rd	4th

	(in thousands, except per share data)

2008
Interest income	$128,108	$135,646	$132,816	$128,104
Net interest income	39,044	48,855	47,040	42,542
Provision for loan and lease losses	4,786	10,683	7,209	26,178
Non-interest income	17,379	24,895	11,921	25,334
(Loss) income before income taxes	(2,926)	7,441	(696)	(36,077)
Net (loss) income	(2,298)	1,642	(1,756)	(315,847)
Net loss attributable to common shareholders	(10,623)	(6,683)	(10,080)	(324,172)
Loss per common share(1)	(0.20)	(0.12)	(0.19)	(6.02)
2007
Interest income	$157,248	$153,243	$134,861	$133,608
Net interest income	38,164	34,629	39,435	42,113
Provision for loan and lease losses	5,989	19,322	5,062	47,841
Non-interest income (loss)	11,628	24,897	(109,569)	(2,353)
Loss before income taxes	(31,415)	(36,415)	(148,414)	(86,518)
Net loss	(37,309)	(37,478)	(62,148)	(33,973)
Net loss attributable to common shareholders	(45,634)	(45,803)	(70,472)	(42,298)
Loss per common share(1)	(8.45)	(8.49)	(1.59)	(0.79)
2006
Interest income	$233,439	$222,676	$187,295	$178,485
Net interest income	58,616	55,443	44,148	43,183
Provision for loan and lease losses	5,173	5,872	10,126	18,658
Non-interest loss	(9,693)	(21,470)	(1,519)	(26,545)
Loss before income taxes	(22,024)	(40,720)	(27,815)	(181,449)
Net income (loss)	17,093	(50,925)	(28,654)	(161,415)
Net income (loss) attributable to common shareholders	8,768	(59,250)	(36,978)	(169,740)
Earnings (loss) per common share(1)	1.62	(10.98)	(6.85)	(31.45)

(1)	For each of the quarters in 2008, 2007 and 2006, earnings (loss) per common share represents the basic and diluted loss per common share.

Notes to consolidated financial statements for Doral Financial Corporation

40.	DORAL FINANCIAL CORPORATION (HOLDING COMPANY ONLY) FINANCIAL INFORMATION

The following condensed financial information presents the financial position of the holding company only as of December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008.

Doral Financial Corporation
(Parent Company Only)
Statements of financial condition

	As of December 31,
	2008	2007

	(in thousands)

Assets:
Cash and cash equivalents	$39,216	$250,428
Investment securities:
Trading securities, at fair value	52,179	122,285
Securities available for sale, at fair value	105,622	52,861

Total investment securities	157,801	175,146

Loans held for sale, at lower of cost or market	166,047	194,257
Loans receivable, net	458,053	594,286
Premises and equipment, net	4,951	7,098
Real estate held for sale, net	33,792	34,113
Deferred tax asset	84,423	284,912
Other assets	60,945	124,723
Investments in subsidiaries, at equity	541,342	571,619

Total assets	$1,546,570	$2,236,582

Liabilities and Stockholders’ Equity:
Securities sold under agreements to repurchase	$—	$197,089
Loans payable	366,776	402,701
Notes payable	228,933	233,668
Accounts payable and other liabilities	45,690	56,417
Stockholders’ equity	905,171	1,346,707

Total liabilities and stockholders’ equity	$1,546,570	$2,236,582

Notes to consolidated financial statements for Doral Financial Corporation

Doral Financial Corporation
(Parent Company Only)
Statements of loss

	For the years ended December 31,
	2008	2007	2006

	(in thousands)

Income:
Dividends from subsidiaries	$—	$165,059	$7,889
Interest income	64,062	83,744	190,609
Net gain (loss) on mortgage loan sales and fees	305	4,163	(17,031)
Net gain (loss) on securities held for trading	5,853	(11,401)	(26,904)
Net loss on investment securities	(777)	(5,540)	—
Net gain on extinguishment	—	—	6,154
Servicing (loss) income (net of mark-to-market adjustment for 2008 and 2007, and net of amortization and impairment/recovery for 2006)	(869)	19,886	11,556
Other income	102	120	3,356

Total income	$68,676	$256,031	$175,629

Expenses:
Interest expense	$44,699	$87,394	$193,121
Loan servicing, administrative and general expenses	39,087	123,457	224,523
Provision for loan and lease losses	3,334	9,365	1,625

Total expenses	87,120	220,216	419,269

(Loss) gain before income taxes and equity in losses of subsidiaries	(18,444)	35,815	(243,640)
Income tax expense (benefit)	176,165	(154,539)	(93,951)
Equity in undistributed losses of subsidiaries	(123,650)	(361,262)	(74,212)

Net loss	$(318,259)	$(170,908)	$(223,901)

Notes to consolidated financial statements for Doral Financial Corporation

Doral Financial Corporation
(Parent Company Only)
Statements of cash flows

	Year ended December 31,
	2008	2007	2006

	(in thousands)

Cash flows from operating activities:
Net loss	$(318,259)	$(170,908)	$(223,901)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in losses of subsidiaries	123,650	196,203	66,323
Depreciation and amortization	1,346	2,429	3,877
Mark-to-market adjustment (2007), amortization and impairment/recovery of servicing assets (2006)	—	6,279	35,754
Provision for loan and lease losses	3,334	9,365	1,625
Provision for claim receivable	8,640	—	—
Stock-based compensation recognized	91	4,483	809
Deferred tax provision (benefit)	175,915	(155,545)	(93,951)
Gain on sale of assets to be disposed of by sale	(23)	—	—
Amortization of premium/discount on loans, investments	(659)	(446)	1,134
Originations and purchases of loans held for sale	—	(38,640)	(1,153,767)
Principal repayments and sales of loans held for sale	36,315	106,894	4,252,438
Loss on securities	783	5,631	8,435
Unrealized (gain) loss on trading securities	(209)	7,696	1,785
Decrease in trading securities	2,023	105,578	39,339
Amortization and net (gain) loss in fair value of IOs	(251)	(2,002)	58,487
Dividends received from subsidiaries	—	165,059	7,889
Decrease in prepaid expenses and other assets	184,852	199,667	11,335
(Decrease) increase in accounts payable and other liabilities	(9,163)	(415,138)	59,180

Total adjustments	526,644	197,513	3,300,692

Net cash provided by operating activities	208,385	26,605	3,076,791

Cash flows from investing activities:
Principal repayments and maturities of securities held to maturity	$—	$1,075	$1,478
Purchases of securities available for sale	(254,089)	—	(46,023)
Principal repayments and sales of securities available for sale	(27,846)	170,593	192
Net decrease (increase) of loans receivables	108,637	(2,059)	26,487
Additions to premises and equipment	—	(904)	—
Disposition of premises and equipment	801	2,444	353
Proceeds from assets to be disposed of by sale	544	—	—
Proceeds from sales of real estate held for sale	16,589	7,010	1,493
Proceeds from sale of servicing assets	—	7,000	—
Purchase of servicing assets	—	—	(209)
(Contribution) return of investment	(182,937)	35,939	8,111

Net cash (used in) provided by investing activities	(338,301)	221,098	(8,118)

Cash flows from financing activities:
Decrease in securities sold under agreements to repurchase	$(7,035)	$(55,852)	$(157,113)
Decrease in loans payable	(35,925)	(41,742)	(3,092,141)
Decrease in notes payable	(5,037)	(641,163)	(83,297)
Issuance of common stock, net	—	610,000	95
Dividends paid	(33,299)	(33,299)	(41,933)

Net cash used in by financing activities	(81,296)	(162,056)	(3,374,389)

Net (decrease) increase in cash and cash equivalents	(211,212)	85,647	(305,716)
Cash and cash equivalents at beginning of year	250,428	164,781	470,497

Cash and cash equivalents at the end of year	$39,216	$250,428	$164,781

Notes to consolidated financial statements for Doral Financial Corporation

During 2008, the parent company contributed capital amounting to $182.9 million to Doral Bank PR. This capital infusion was approved by the Board of Directors of Doral Financial.

During 2007, the parent company received dividends amounting to $165.1 million from Doral Bank PR and Doral Bank NY.

In connection with the Recapitalization, on July 19, 2007, Doral Financial transferred its mortgage servicing and mortgage origination operations to Doral Bank PR, its principal banking subsidiary, and on July 26, 2007, sold the branch network of Doral Bank NY. In connection with these transactions, Doral Bank PR obtained regulatory approval to pay a $155.0 million cash dividend to the holding company and Doral Bank NY received regulatory approval to effect a capital distribution to the holding company in the amount of $50.0 million, of which $45.0 million was paid on July 30, 2007.

During 2006, the parent company received dividends of $7.9 million from Doral Securities.

As a state non-member bank, Doral Bank PR’s ability to pay dividends is limited by the Puerto Rico Banking Law which requires that a reserve fund be maintained in an amount equal to at least 20% of the outstanding capital of the institution. The payment of dividends by Doral Bank PR may also be affected by other regulatory requirements and policies, such as the maintenance of certain minimum capital levels described in Note 3, above.

Savings banks, such as Doral Bank NY, that meet all applicable capital requirements may make distributions in an amount equal to the sum of (i) the current year’s net income, and (ii) the retained net income from the preceding two years, without an application to the OTS. See Note 33, for additional information regarding restrictions to pay dividends.

41.	SUBSEQUENT EVENTS

General

During the first quarter of 2009, the Company recognized approximately $4.0 million of severance payments in connection with the separation of approximately 150 employees.

Doral Financial Corporation

Consolidated statements of financial condition

	June 30,	December 31,
	2009	2008

	(dollars in thousands, except for share data)
	(unaudited)

Assets
Cash and due from banks	$265,363	$184,302
Money market investments	49,254	3,215
Securities held for trading, at fair value (includes $0 and $198,680 pledged as collateral at June 30, 2009, and December 31, 2008, respectively that may be repledged)	49,141	251,877
Securities available for sale, at fair value (includes $1,130,876 and $1,067,097 pledged as collateral at June 30, 2009, and December 31, 2008, respectively, that may be repledged)	3,061,061	3,429,151
Federal Home Loan Bank of NY (“FHLB”) stock, at cost	119,241	117,938

Total investment securities	3,229,443	3,798,966
Loans:
Loans held for sale, at lower of cost or market	400,600	386,610
Loans receivable	5,296,075	5,253,910
Less: Unearned interest	(1,536)	(2,197)
Less: Allowance for loan and lease losses	(146,769)	(132,020)

Total net loans receivable	5,147,770	5,119,693

Total loans	5,548,370	5,506,303
Accounts receivable	46,704	45,449
Mortgage-servicing advances	26,012	28,057
Accrued interest receivable	42,791	42,934
Servicing assets, net	112,869	114,396
Premises and equipment, net	103,220	104,733
Real estate held for sale, net	83,964	61,340
Deferred tax asset	124,801	120,827
Other assets	121,647	128,345

Total assets	$9,754,438	$10,138,867

Liabilities
Deposits:
Non-interest-bearing deposits	$247,703	$235,983
Interest-bearing deposits	3,816,554	4,166,789

Total deposits	4,064,257	4,402,772
Securities sold under agreements to repurchase	1,776,184	1,907,447
Advances from FHLB	1,580,400	1,623,400
Other short-term borrowings	557,000	351,600
Loans payable	352,834	366,776
Notes payable	273,910	276,868
Accrued expenses and other liabilities	315,950	304,833

Total liabilities	8,920,535	9,233,696
Commitments and contingencies (Please refer to Note 24 and 25)
Stockholders’ Equity
Preferred stock, $1 par value; 40,000,000 shares authorized; 7,709,704 shares issued and outstanding, at aggregate liquidation preference value at June 30, 2009 (9,015,000 shares issued and outstanding, at aggregate liquidation preference value at December 31, 2008):

Perpetual noncumulative nonconvertible preferred stock (Series A, B and C)	197,388	228,250
Perpetual cumulative convertible preferred stock	270,253	345,000
Common stock, $0.01 par value; 97,500,000 shares authorized; 57,764,002 shares issued and outstanding at June 30, 2009 (53,810,110 shares issued and outstanding at December 31, 2008)	578	538
Additional paid-in capital	940,502	849,172
Legal surplus	23,596	23,596
Accumulated deficit	(458,259)	(418,168)
Accumulated other comprehensive loss, net of income tax benefit of $22,952 and $19,329 at June 30, 2009 and December 31, 2008, respectively	(140,155)	(123,217)

Total stockholders’ equity	833,903	905,171

Total liabilities and stockholders’ equity	$9,754,438	$10,138,867

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of income (loss)

	Quarters ended		Six month periods
	June 30,		ended June 30,
	2009	2008	2009	2008

	(in thousands, except for share data)
	(unaudited)

Interest income:
Loans	$81,245	$85,910	$162,833	$171,292
Mortgage-backed securities	27,256	29,936	54,637	49,038
Interest-only strips (“IOs”)	1,575	1,756	3,203	3,430
Investment securities	2,765	13,912	7,672	28,678
Other interest-earning assets	1,737	4,132	2,727	11,316

Total interest income	114,578	135,646	231,072	263,754

Interest expense:
Deposits	30,872	37,268	69,079	79,916
Securities sold under agreements to repurchase	17,481	22,091	34,713	40,404
Advances from FHLB	15,988	17,549	32,002	34,807
Other short-term borrowings	406	—	842	—
Loans payable	2,538	4,568	5,847	10,077
Notes payable	5,203	5,315	10,429	10,651

Total interest expense	72,488	86,791	152,912	175,855

Net interest income	42,090	48,855	78,160	87,899
Provision for loan and lease losses	10,133	10,683	33,758	15,469

Net interest income after provision for loan and lease losses	31,957	38,172	44,402	72,430

Non-interest income:
Total other-than-temporary impairment losses	(35,239)	—	(35,239)	—
Portion of loss recognized in other comprehensive income (before taxes)	28,444	—	28,444	—

Net other-than-temporary impairment losses	(6,795)	—	(6,795)	—
Net gain on mortgage loan sales and fees	3,298	3,858	5,017	6,226
Net loss on securities held for trading, including gains and losses on the fair value of IOs	(5,796)	(7,916)	(13,124)	(248)
Net gain on investment securities	4,810	—	4,797	194
Servicing income (net of mark-to-market adjustment)	13,960	12,434	11,185	9,723
Commissions, fees and other income	9,654	16,519	19,634	26,379

Total non-interest income	19,131	24,895	20,714	42,274

Non-interest expenses:
Compensation and benefits	15,823	17,057	38,651	36,135
Taxes, other than payroll and income taxes	2,423	2,379	4,911	4,801
Advertising	1,424	2,273	2,872	4,505
Professional services	7,391	7,117	13,518	12,025
Communication expenses	4,005	4,486	8,413	8,626
EDP expenses	3,167	2,053	6,783	4,475
Occupancy expenses	2,914	4,214	6,915	8,503
Office expenses	1,203	1,527	2,669	3,151
Depreciation and amortization	3,217	4,072	6,670	8,127
FDIC insurance expense	6,144	1,424	8,081	2,320
Other	7,815	9,024	16,469	17,521

Total non-interest expenses	55,526	55,626	115,952	110,189

(Loss) income before income taxes	(4,438)	7,441	(50,836)	4,515
Income tax (benefit) expense	(12,654)	5,799	(12,762)	5,171

Net income (loss)	$8,216	$1,642	$(38,074)	$(656)

Net income (loss) attributable to common shareholders(1)	$14,524	$(6,683)	$(40,091)	$(17,306)

Net income (loss) per common share(2)	$0.27	$(0.12)	$(0.74)	$(0.32)

(1)	Please refer to Note 27 for additional information regarding net income (loss) attributable to common shareholders.

(2)	For the quarters and six month periods ended June 30, 2009 and 2008, net income (loss) per common share represents the basic and diluted loss per common share, respectively, for each of the periods presented.

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of changes in stockholders’ equity

	Six month periods
	ended June 30,
	2009	2008

	(in thousands)
	(unaudited)

Preferred stock:
Balance at beginning of period	$573,250	$573,250
Conversion of preferred stock to common stock at par value:
Noncumulative nonconvertible	(30,862)	—
Cumulative convertible	(74,747)	—

Balance at end of period	467,641	573,250

Common stock:
Balance at beginning of period	538	538
Common stock issued/converted:
Noncumulative nonconvertible	14	—
Cumulative convertible	26	—

Balance at end of period	578	538

Additional paid-in capital:
Balance at beginning of period	849,172	849,081
Conversion of preferred stock to common stock at par value:
Noncumulative nonconvertible	5,697	—
Cumulative convertible	85,530	—
Stock-based compensation recognized	103	—

Balance at end of period	940,502	849,081

Legal surplus	23,596	23,596

Accumulated deficit:
Balance at beginning of period	(418,168)	(66,610)
Effect of conversion of preferred stock:
Noncumulative nonconvertible	23,917	—
Cumulative convertible	(14,548)	—
Net loss	(38,074)	(656)
Cash dividends declared on preferred stock	(11,386)	(16,650)

Balance at end of period	(458,259)	(83,916)

Accumulated other comprehensive loss, net of tax:
Balance at beginning of period	(123,217)	(33,148)
Other comprehensive loss, net of deferred tax	(16,938)	(99,914)

Balance at end of period	(140,155)	(133,062)

Total stockholders’ equity	$833,903	$1,229,487

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of comprehensive income (loss)

	Quarters ended		Six month periods
	June 30,		ended June 30,
	2009	2008	2009	2008

	(in thousands)
	(unaudited)

Net income (loss)	$8,216	$1,642	$(38,074)	$(656)

Other comprehensive loss, before tax:
Unrealized gains (losses) on securities arising during the period	16,031	(50,771)	60	(113,389)
Non-credit portion of other-than-temporary impairment losses	(28,444)	—	(28,444)	—
Reclassification of realized losses (gains) included in net loss	4,627	—	4,230	(194)

Other comprehensive loss on investment securities, before tax	(7,786)	(50,771)	(24,154)	(113,583)
Income tax benefit related to investment securities	1,168	5,113	3,623	13,913

Other comprehensive loss on investment securities, net of tax	(6,618)	(45,658)	(20,531)	(99,670)
Other comprehensive income (loss) on cash flow hedges(1)	2,388	2,923	3,593	(244)

Other comprehensive loss	(4,230)	(42,735)	(16,938)	(99,914)

Comprehensive income (loss)	$3,986	$(41,093)	$(55,012)	$(100,570)

Accumulated other comprehensive loss, net of tax
Other comprehensive loss on investment securities	$(105,884)	$(132,247)	$(105,884)	$(132,247)
Other comprehensive losses on other-than-temporary impairment losses on investment securities	(24,177)	—	(24,177)	—

Total other comprehensive loss on investment securities	(130,061)	(132,247)	(130,061)	(132,247)
Other comprehensive loss on cash flow hedge(1)	(10,094)	(815)	(10,094)	(815)

Total accumulated other comprehensive loss, net of tax	$(140,155)	$(133,062)	$(140,155)	$(133,062)

(1)	For the quarter and six month period ended June 30, 2009, other comprehensive loss on cash flow hedges includes $3.9 million related to a deferred tax asset valuation allowance.

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Consolidated statements of cash flows

	Six month periods
	ended June 30,
	2009	2008

	(in thousands)
	(unaudited)

Cash flows from operating activities:
Net loss	$(38,074)	$(656)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation	103	—
Depreciation and amortization	6,670	8,127
Mark-to-market adjustment of servicing assets	4,798	7,099
Deferred tax expense	605	3,647
Provision for loan and lease losses	33,758	15,469
Net gain on sale of assets to be disposed of by sale	—	(23)
Accretion of discount on loans, investment securities and debt	(282)	(13,715)
Net increase in loans held for sale	(114,510)	(55,475)
Gains on securities	(9,033)	(3,157)
Net other-than-temporary impairment losses	6,795	—
Unrealized loss on trading securities	16,298	2,983
Decrease in securities held for trading	406,265	122,208
Amortization and net (gain) loss in the fair value of IOs	4,313	2,768
Increase in derivative instruments	(121)	(770)
Increase in accounts receivable	(1,255)	(333)
Decrease (increase) in mortgage servicing advances	2,045	(7,689)
Decrease (increase) in accrued interest receivable	143	(2,750)
Decrease (increase) in other assets	8,170	(20,415)
Decrease in accrued expenses and other liabilities	(15,555)	(31,273)

Total adjustments	349,207	26,701

Net cash provided by operating activities	311,133	26,045

Cash flows from investing activities:
Purchases of securities available for sale	(1,586,960)	(1,848,684)
Principal repayment and sales of securities available for sale	1,927,127	581,837
Increase in FHLB stock	(1,303)	(40,273)
Net increase of loans receivable	(201,477)	(267,143)
Purchases of premises and equipment	(5,157)	(3,651)
Proceeds from sales of mortgage servicing assets	159	—
Proceeds from assets to be disposed of by sale	—	474
Proceeds from sales of real estate held for sale	21,313	8,398

Net cash provided by (used in) investing activities	153,702	(1,569,042)

Cash flows from financing activities:
(Decrease) increase in deposits	(338,515)	62,704
(Decrease) increase in securities sold under agreements to repurchase	(131,263)	655,908
Proceeds from advances from FHLB	350,000	1,440,000
Repayment of advances from FHLB	(393,000)	(845,000)
Proceeds from other short-term borrowings	2,328,000	—
Repayment of other short-term borrowings	(2,122,600)	—
Repayment of secured borrowings	(13,942)	(22,886)
Repayment of notes payable	(3,118)	(2,890)
Payment associated with conversion of preferred stock	(4,972)	—
Dividends paid	(8,325)	(16,650)

Net cash (used in) provided by financing activities	(337,735)	1,271,186

Net increase (decrease) in cash and cash equivalents	$127,100	$(271,811)
Cash and cash equivalents at beginning of period	187,517	789,169

Cash and cash equivalents at the end of period	$314,617	$517,358

Cash and cash equivalents includes:
Cash and due from banks	$265,363	$87,057
Money market investments	49,254	430,301

	$314,617	$517,358

Supplemental schedule of non-cash activities:
Loan securitizations	$219,617	$147,574

Reclassification of securities from the held for trading portfolio to the available for sale portfolio	$—	$68,520

Reclassification from the held for sale portfolio to the loans receivable portfolio	$—	$48,185

Reclassification of assets to be disposed of by sale to premises and equipment	$—	$809

Loans foreclosed	$46,361	$25,032

Capitalization of servicing assets	$3,430	$2,975

Supplemental information for cash flows:
Cash used to pay interest	$165,683	$184,658

Cash used to pay income taxes	$2,365	$17,816

The accompanying notes are an integral part of these financial statements.

Doral Financial Corporation

Notes to consolidated financial statements (unaudited)

Notes to consolidated financial statements (unaudited)

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Doral Financial Corporation (“Doral,” “Doral Financial” or the “Company”) is a bank holding company engaged in banking (including thrift operations), mortgage banking and insurance agency activities through its wholly-owned subsidiaries Doral Bank (“Doral Bank PR”), Doral Bank, FSB (“Doral Bank NY”), Doral Securities, Inc. (“Doral Securities”), Doral Insurance Agency, Inc. (“Doral Insurance Agency”), and Doral Properties, Inc. (“Doral Properties”). Doral Bank PR in turn operates three wholly-owned subsidiaries Doral Mortgage LLC (“Doral Mortgage”), Doral Money, Inc. (“Doral Money”), engaged in commercial lending in the New York metropolitan area, and CB, LLC, an entity formed to dispose of a real estate project of which Doral Bank PR took possession during 2005.

On July 1, 2008, Doral International, Inc. (“Doral International”), an international banking entity (“IBE”), subject to supervision, examination and regulation by the Commissioner of Financial Institutions under the International Banking Center Regulatory Act (the “IBC Act”), was merged with and into Doral Bank PR, Doral International’s parent company, with Doral Bank PR being the surviving corporation, in a transaction structured as a tax free reorganization. On December 16, 2008, Doral Investment International LLC was organized to become a new subsidiary of Doral Bank PR that will be licensed to operate as an international banking entity under the IBC Act.

The Consolidated Financial Statements (unaudited) have been prepared in conformity with the accounting policies stated in the Company’s Annual Audited Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Certain information and note disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) have been condensed or omitted from these statements pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and, accordingly, these financial statements should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended December 31, 2008, included in the Company’s 2008 Annual Report on Form 10-K. All adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods have been reflected. All significant intercompany accounts and transactions have been eliminated in consolidation.

The results of operations for the quarter and six month period ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162 (“SFAS No. 168”). In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168 and established the FASB Accounting Standards CodificationTM (Codification) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS No. 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. Following Statement 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions (“FSP”), or Emerging Issues Task Force Abstracts (“EITF”). Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification. The Company will be adopting the enhanced

Notes to consolidated financial statements (unaudited)

disclosure requirements for the period ending September 30, 2009. The effect of adopting this standard, if any, is not expected to be significant.

SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). In June 2009, the FASB issued SFAS No. 167, to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement carries forward the scope of FIN 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in FASB Statement No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB No. 140 (“SFAS No. 166”).

This Statement shall be effective as of January 1, 2010. Earlier application is prohibited. For public enterprises, in periods after initial adoption, comparative disclosures for those disclosures that were not previously required by FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, are required only for periods after the effective date. Comparative information for disclosures previously required by FSP FAS 140-4 and FIN 46(R)-8 that are also required by this Statement shall be presented. Comparative information for disclosures previously required by FIN 46(R) that are also required by this Statement shall be presented. Management will adopt the accounting and disclosure requirements for reporting period beginning January 1, 2010 and is currently evaluating the effect of adopting the guidance.

SFAS No. 166, Accounting for Transfer of Financial Assets- an amendment of FASB No. 140 (“SFAS No. 166”). In June 2009, the FASB issued SFAS No. 166 to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”) as follows: a) removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FIN 46(R) to variable interest entities that are qualifying special-purpose entities; b) modifies the financial-components approach used in SFAS No. 140 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the financial asset; c) establishes the following conditions for reporting a transfer of a portion of a financial asset as a sale: (1) the transferred portion and any portion that continues to be held by the transferor must be participating interest and (2) the transfer of the participating interest must meet the conditions for surrender of control. If the transfer does not meet these conditions, sale accounting can be achieved only by transferring an entire financial asset or group of entire financial assets in a transaction that meets the sale accounting conditions; d) defines a participating interest as a portion of a financial asset that conveys proportionate ownership rights with equal priority to each participating interest holder, involves no recourse to any participating interest holder and does not entitle any participating interest holder to receive cash before any other participating interest holder; e) clarifies that an entity must consider all arrangements made contemporaneously with a transfer even if not entered into at the time of the transfer; f) clarifies the isolation analysis to ensure that the financial asset has been put beyond the reach of the transferor; g) requires that a transferor, in a transfer to an entity whose sole purpose is to engage in securitization determine whether each third-party holder of a beneficial interest has the right to pledge or exchange its beneficial interest; h) clarifies the principle that the transferor must evaluate whether it or its agents effectively control the transferred financial asset directly or indirectly; i) requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of an entire financial asset

Notes to consolidated financial statements (unaudited)

or a group of financial assets accounted for as a sale; j) removes the special provisions in SFAS No. 140 and FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities, for guaranteed mortgage securitizations to require them to be treated the same as any other transfer of financial assets within the scope of SFAS No. 140, as amended by this Statement; k) removes the fair value practicability exception from measuring the proceeds received by a transferor in a transfer that meets the conditions for sale accounting at fair value; and l) requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales.

SFAS No. 166 will be effective as of January 1, 2010. Earlier application is prohibited. The recognition and measurement provisions of this Statement shall be applied to transfers that occur on or after the effective date. Management will adopt the accounting and disclosure requirements for reporting period beginning January 1, 2010 and is currently evaluating the effect of adopting the guidance.

SFAS No. 165, Subsequent Events (“SFAS No. 165”). In May 2009, the FASB issued SFAS No. 165, to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This Statement shall be applied to the accounting for and disclosure of subsequent events not addressed in other applicable GAAP. An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. However, an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Some non-recognized subsequent events may be of such a nature that they must be disclosed to keep the financial statements from being misleading. For such events, an entity shall disclose the following: a) the nature of the event and b) an estimate of its financial effect, or a statement that such an estimate cannot be made. SFAS No. 165 effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.

3.  CASH AND DUE FROM BANKS

At June 30, 2009 and December 31, 2008, the Company’s cash amounted to $265.4 million and $184.3 million, respectively.

In October 2008, the Federal Reserve Bank announced that it would pay interest on required reserve balances and excess balances beginning with the reserve balance maintenance period that started on October 9, 2008. As of June 30, 2009 and December 31, 2008, the Company maintained as interest-bearing $201.1 million and $120.9 million with the Federal Reserve, respectively. Also, the Company maintained at June 30, 2009 and December 31, 2008, $25.9 million and $14.9 million, respectively, as interest-bearing with the Federal Home Loan Bank.

The Company’s bank subsidiaries are required by federal and state regulatory agencies to maintain average reserve balances with the Federal Reserve Bank or other banks. Those required average reserve balances were $134.4 million and $132.6 million as of June 30, 2009 and December 31, 2008, respectively.

4.  MONEY MARKET INVESTMENTS

At June 30, 2009, money market investments included $47.4 million in interest bearing accounts pledged as collateral for securities sold under agreement to repurchase. At December 31, 2008, no money market investments were pledged as collateral for securities sold under agreement to repurchase.

Notes to consolidated financial statements (unaudited)

5.  SECURITIES HELD FOR TRADING

The fair values of the Company’s securities held for trading are shown below by category.

The following table summarizes Doral Financial’s securities held for trading as of June 30, 2009 and December 31, 2008.

Securities held for trading

	June 30,	December 31,
	2009	2008

	(in thousands)

Mortgage-Backed Securities	$703	$731
Variable Rate Interest-Only Strips	47,404	51,709
Fixed Rate Interest-Only Strips	462	470
U.S. Treasury Notes	—	198,680
Derivatives(1)	572	287

Total	$49,141	$251,877

(1)	Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates. Derivatives include interest rate caps and forward contracts. Doral Financial’s general policy is to account for derivatives on a marked-to-market basis with gains or losses charged to operations as they occur. The fair value of derivatives is generally reported net by counterparty. Derivatives not accounted as hedges in a net asset position are recorded as securities held for trading, and derivatives in a net liability position are reported as liabilities. The gross notional amount of derivatives recorded as held for trading totaled $470.0 million as of June 30, 2009 and $305.0 million as of December 31, 2008. Notional amounts indicate the volume of derivatives activity, but do not represent Doral Financial’s exposure to market or credit risk.

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. As of June 30, 2009 and December 31, 2008 weighted-average yield was 12.48% and 5.87%, respectively.

Notes to consolidated financial statements (unaudited)

6.  SECURITIES AVAILABLE FOR SALE

The following tables summarize the amortized cost, gross unrealized gains and losses, approximate fair value, weighted-average yield and contractual maturities of securities available for sale as of June 30, 2009 and December 31, 2008.

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities available for sale as of June 30, 2009

					Weighted-
	Amortized	Unrealized	Unrealized	Fair	average
	cost	gains	losses	value	yield

	(dollars in thousands)

Mortgage-Backed Securities
GNMA
Due within one year	$12	$1	$—	$13	6.04%
Due from one to five years	721	11	8	724	4.67%
Due from five to ten years	576	18	—	594	6.58%
Due over ten years	59,090	1,149	15	60,224	5.39%
FHLMC and FNMA
Due from five to ten years	102,346	2,424	—	104,770	4.63%
Due over ten years	1,023,870	24,307	73	1,048,104	5.03%
CMO Government Sponsored Agencies
Due from five to ten years	73,683	186	189	73,680	3.69%
Due over ten years	1,229,764	6,582	10,297	1,226,049	3.48%
Non-Agency CMOs
Due over ten years	464,833	—	177,468	287,365	4.08%
Debt Securities
FHLB Notes
Due within one year	2,058	53	—	2,111	4.16%
FNMA Notes
Due within one year	43,459	64	—	43,523	0.71%
Due from one to five years	133,162	825	—	133,987	2.42%
P.R. Housing Bank
Due from five to ten years	3,595	8	—	3,603	4.92%
Due over ten years	3,660	4	—	3,664	5.47%
Other
Due within one year	11,080	1	—	11,081	4.64%
Due from one to five years	54,165	724	—	54,889	5.18%
Due over ten years	8,000	—	1,320	6,680	5.61%

	$3,214,074	$36,357	$189,370	$3,061,061	4.10%

Notes to consolidated financial statements (unaudited)

Securities available for sale as of December 31, 2008

					Weighted-
	Amortized	Unrealized	Unrealized	Fair	average
	cost	gains	losses	value	yield

	(dollars in thousands)

Mortgage-Backed Securities
GNMA
Due within one year	$50	$1	$—	$51	5.89%
Due from one to five years	875	8	16	867	4.42%
Due from five to ten years	626	12	—	638	5.83%
Due over ten years	63,957	390	354	63,993	5.38%
FHLMC and FNMA
Due from five to ten years	52,381	1,209	—	53,590	4.61%
Due over ten years	975,092	15,844	2,296	988,640	5.25%
CMO Government Sponsored Agencies
Due from five to ten years	2,223	—	—	2,223	7.80%
Due over ten years	1,588,047	2,367	7,900	1,582,514	3.61%
Non-Agency CMOs
Due over ten years	491,877	47	139,845	352,079	6.17%
Debt Securities
FHLB Notes
Due from one to five years	2,060	82	—	2,142	4.16%
Due from five to ten years	63,470	720	—	64,190	5.00%
Due over ten years	80,000	72	—	80,072	5.21%
FNMA Notes
Due within one year	43,518	45	—	43,563	3.19%
Due from one to five years	3,177	113	—	3,290	3.37%
Due over ten years	49,990	91	—	50,081	6.00%
FHLMC Notes
Due over ten years	50,000	—	395	49,605	5.50%
P.R. Housing Bank
Due from five to ten years	3,595	30	9	3,616	4.92%
Due over ten years	3,690	26	—	3,716	5.47%
Other
Due within one year	11,141	174	—	11,315	4.64%
Due from one to five years	64,241	1,727	—	65,968	5.23%
Due over ten years	8,000	48	1,050	6,998	5.61%

	$3,558,010	$23,006	$151,865	$3,429,151	4.62%

Notes to consolidated financial statements (unaudited)

7.  INVESTMENTS IN AN UNREALIZED LOSS POSITION

The following tables show Doral Financial’s gross unrealized losses and fair value for available for sale investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2009 and December 31, 2008:

Securities available for sale

	As of June 30, 2009
	Less than 12 months			12 months or more			Total
	Number of		Unrealized	Number of		Unrealized	Number of		Unrealized
	positions	Fair value	losses	positions	Fair value	losses	positions	Fair value	losses

	(dollars in thousands)

Mortgage-Backed Securities
GNMA	4	$450	$15	4	$552	$8	8	$1,002	$23
FNMA	4	98,445	73	—	—	—	4	98,445	73
CMO Government Sponsored Agencies	8	629,862	10,486	—	—	—	8	629,862	10,486
Non-Agency CMOs	1	2,129	302	11	285,236	177,166	12	287,365	177,468
Debt Securities
Other	1	4,940	60	1	1,740	1,260	2	6,680	1,320

	18	$735,826	$10,936	16	$287,528	$178,434	34	$1,023,354	$189,370

Securities available for sale

	As of December 31, 2008
	Less than 12 months			12 months or more			Total
	Number of		Unrealized	Number of		Unrealized	Number of		Unrealized
	positions	Fair value	losses	positions	Fair value	losses	positions	Fair value	losses

	(dollars in thousands)

Mortgage-Backed Securities
GNMA	109	$33,200	$370	—	$—	$—	109	$33,200	$370
FNMA/FHLMC	21	387,587	2,296	—	—	—	21	387,587	2,296
CMO Government Sponsored Agencies	18	1,080,204	7,900	—	—	—	18	1,080,204	7,900
Non-Agency CMOs	2	7,154	3,357	9	342,311	136,488	11	349,465	139,845
Debt Securities
FHLMC Notes	1	49,605	395	—	—	—	1	49,605	395
P.R. Housing Bank	1	2,086	9	—	—	—	1	2,086	9
Other	—	—	—	1	1,950	1,050	1	1,950	1,050

	152	$1,559,836	$14,327	10	$344,261	$137,538	162	$1,904,097	$151,865

The securities held by the Company are principally mortgage-backed securities or securities backed by a U.S. government sponsored entity and therefore, principal and interest on the securities are deemed recoverable. Doral Financial’s investment portfolio consists primarily of AAA rated debt securities, except for the Non-Agency collateralized mortgage obligations (“CMO”).

The Company adopted FSP FAS No. 115-2 and FAS No. 124-2 Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS No. 115-2 and FAS No. 124-2”), effective April 1, 2009. FSP FAS No. 115-2 and FAS No. 124-2 requires an assessment of other-than-temporary impairment (“OTTI”) whenever the fair value of an investment security is less than its amortized cost basis at the balance sheet date. Amortized cost basis includes adjustments made to the cost of a security for accretion, amortization, collection of cash, previous OTTI recognized into earnings (less any cumulative

Notes to consolidated financial statements (unaudited)

effect adjustments) and fair value hedge accounting adjustments. OTTI is considered to have occurred under the following circumstances:

➢	If the Company intends to sell the investment security and its fair value is less than its amortized cost.

➢	If, based on available evidence, it is more likely than not that the Company will decide or be required to sell the investment security before the recovery of its amortized cost basis.

➢	If the Company does not expect to recover the entire amortized cost basis of the investment security. This occurs when the present value of cash flows expected to be collected is less than the amortized cost basis of the security. In determining whether a credit loss exists, the Company uses its best estimate of the present value of cash flows expected to be collected from the investment security. Cash flows expected to be collected are estimated based on a careful assessment of all available information. The difference between the present value of the cash flows expected to be collected and the amortized cost basis represents the amount of credit loss.

The Company evaluates its individual available for sale investment securities for OTTI on at least a quarterly basis. As part of this process, the Company considers its intent to sell each debt security and whether it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of these conditions is met, the Company recognizes an OTTI charge to earnings equal to the entire difference between the security’s amortized cost basis and its fair value at the balance sheet date. For securities that meet neither of these conditions, an analysis is performed to determine if any of these securities are at risk for OTTI. To determine which securities are at risk for OTTI and should be quantitatively evaluated utilizing a detailed cash flow analysis, the Company evaluates certain indicators which consider various characteristics of each security including, but not limited to, the following: the credit rating and related outlook or status of the securities; the creditworthiness of the issuers of the securities; the value and type of underlying collateral; the duration and level of the unrealized loss; any credit enhancements; and other collateral-related characteristics such as the ratio of credit enhancements to expected credit losses. The relative importance of this information varies based on the facts and circumstances surrounding each security, as well as the economic environment at the time of assessment. The difference between the estimate of the present value of the cash flows expected to be collected and the amortized cost basis is considered to be a credit loss.

As a result of its review of the portfolio as of June 30, 2009, the Company performed a detailed cash flow analysis to assess whether any of the securities were OTTI. The Company uses a third party provider to generate cash flow forecasts of each security reviewed based on a combination of management and market driven assumptions and securitization terms, including remaining payment terms of the security, prepayment speeds, the estimated amount of loans to become seriously delinquent over the life of the security and the pull through rate, the estimated life-time severity rate, estimated losses over the life of the security, loan characteristics, the level of subordination within the security structure, expected housing price changes and interest rate assumptions.

During the second quarter of 2009, it was determined that three securities were OTTI. One security is a subordinated interest in a securitization structure collateralized by option adjustable rate mortgage (“ARM”) loans. The security characteristics that led to the OTTI conclusion included: the cumulative level and estimated future delinquency levels, the effect of severely delinquent loans on forecasted defaults, the cumulative severity and expected severity in resolving the defaulted loans, the current subordination of the securities and the present value of the forecast cash flows was less than the cost basis of the security. Management estimates that credit losses of $5.7 million had been incurred on this security with amortized cost of $58.2 million as of June 30, 2009. It is possible that future loss assumptions could change and cause future other-than-temporary impairment charges in this security.

Notes to consolidated financial statements (unaudited)

All other securities collateralized by option ARMs and hybrid ARMs were judged not to be OTTI as of June 30, 2009. During the first half of 2009, prices for these securities continue to be under pressure as credit defaults increased across the nation and resulted in increased estimates of defaults and loss severities of the collateral underlying the securities.

Non-Agency CMO’s also include P.R. Non-Agency CMO’s with a market value of $7.8 million that are comprised of subordinate tranches of 2006 securitizations of Doral originated mortgage loans primarily composed of 2003 and 2004 vintages. Doral purchased these CMOs at a discounted price of 61% of par value, anticipating a partial loss of principal and interest value and as a result, accounted for these investments under the guidance of EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets (“EITF 99-20”), as amended by FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. The other two securities that were OTTI during the second quarter of 2009 are P.R. Non-Agency CMO’s. Management estimates that credit losses of $1.1 million had been incurred on these securities with amortized cost of $10.7 million as of June 30, 2009. It is possible that future loss assumptions could change and cause future other-than-temporary impairment charges in these securities.

Higher default and loss assumptions driven by higher delinquencies in Puerto Rico, primarily due to the impact of inflationary pressures on the consumer, the high rate of unemployment and general recessionary condition on the Island, has resulted in higher default and loss estimates on these bonds. The higher default and loss estimates have resulted in lower bond prices and higher levels of unrealized losses on the bonds. These changes have caused the securitization’s cash flow waterfall to accelerate repayment of senior issues of certain securitizations.

The Company does not intend to sell the securities which it has judged to be OTTI and it is not more likely than not that it will be required to sell these securities before its anticipated recovery of each security’s remaining amortized cost basis. Therefore, the difference between the amortized cost basis and the present value of estimated future cash flows is recorded as a credit related OTTI of the securities.

For the remainder of the Company’s securities portfolio that have experienced decreases in the fair value, the decline is considered to be temporary as the Company expects to recover the entire amortized cost basis on the securities and neither intends to sell these securities nor is it more likely than not that it will be required to sell these securities.

In subsequent periods the Company will account for the securities judged to be OTTI as if the securities had been purchased at the previous amortized cost less the credit related OTTI. Once a credit loss is recognized, the investment will be adjusted to a new amortized cost basis equal to the previous amortized cost basis less the amount recognized in earnings. For the investment securities for which OTTI was recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted as interest income.

The following table presents the securities for which an OTTI was recognized based on the Company’s impairment analysis of its investment portfolio at June 30, 2009:

	As of June 30, 2009			Quarter ended June 30, 2009			Six month period ended June 30, 2009
	Amortized				OTTI			OTTI
	cost (after	Gross		OTTI	related to	Total	OTTI	related to	Total
	credit	unrealized		related to	non-credit	impairment	related to	non-credit	impairment
	related OTTI)	losses	Fair value	credit loss	loss	losses	credit loss	loss	losses

	(in thousands)

OTTI Investments
U.S. Non-Agency CMOs	$58,175	$24,543	$33,632	$5,680	$24,543	$30,223	$5,680	$24,543	$30,223
P.R. Non-Agency CMOs	10,744	3,901	6,843	1,115	3,901	5,016	1,115	3,901	5,016

	$68,919	$28,444	$40,475	$6,795	$28,444	$35,239	$6,795	$28,444	$35,239

Notes to consolidated financial statements (unaudited)

The following table presents a roll-forward of amounts related to credit losses recognized into earnings. The roll-forward relates to the amount of credit losses on investment securities held by the Company for which a portion of an OTTI charge was recognized in accumulated other comprehensive income:

		Six month
	Quarter ended	period ended
	June 30,	June 30,
	2009	2009

	(in thousands)

Balance at beginning of period	$919	$919
Additions:
Credit losses for which other-than-temporary impairment was not previously recognized	6,685	6,685
Additional other-than-temporary impairment credit losses for which an other-than-temporary charge was previously recognized	110	110

Balance at end of period	$7,714	$7,714

The Company will continue to monitor and analyze the performance of its securities to assess the collectibility of principal and interest as of each balance sheet date. As conditions in the housing and mortgage markets continue to change over time, the amount of projected credit losses could also change. Valuation and OTTI determinations will continue to be affected by external market factors including default rates, severity rates, and macro-economic factors in the United States and Puerto Rico. Doral Financial’s future results may be materially affected by worsening defaults and severity rates related to the underlying collateral.

8.  PLEDGED ASSETS

At June 30, 2009 and December 31, 2008, certain securities and loans were pledged to secure public and trust deposits, assets sold under agreements to repurchase, other borrowings and credit facilities available.

	June 30,	December 31,
	2009	2008

	(in thousands)

Securities available for sale	$2,706,197	$2,648,132
Securities held for trading	—	198,680
Loans held for sale	153,949	165,929
Loans receivable	2,995,472	2,885,116

Total pledged assets	$5,855,618	$5,897,857

Notes to consolidated financial statements (unaudited)

9.  LOANS HELD FOR SALE

Loans held for sale consist of the following:

Loans held for sale

	June 30,	December 31,
	2009	2008

	(in thousands)

Conventional single family residential loans	$143,094	$154,081
FHA/VA loans	222,861	194,241
Commercial loans to financial institutions	18,005	19,527
Commercial real estate loans	16,640	18,761

Total loans held for sale(1)	$400,600	$386,610

(1)	At both June 30, 2009 and December 31, 2008, the loans held for sale portfolio includes $1.1 million related to interest-only loans.

At June 30, 2009 and December 31, 2008, loans held for sale amounting to $153.9 million and $165.9 million, respectively, were pledged to secure financing agreements with local financial institutions, and for which the creditor has the right to repledge this collateral.

At June 30, 2009 and December 31, 2008, the loans held for sale portfolio includes $192.6 million and $165.6 million, respectively, related to defaulted loans backing GNMA securities for which the Company has an unconditional option (but not an obligation) to repurchase the defaulted loans. Payment on these loans is guaranteed by FHA.

As of June 30, 2009 and December 31, 2008, the Company had a net deferred origination fee on loans held for sale amounting to approximately $1.4 and $0.6 million, respectively.

Notes to consolidated financial statements (unaudited)

10.  LOANS RECEIVABLE

Loans receivable consist of the following:

Loans receivable, net

	June 30, 2009		December 31, 2008
	Amount	Percent	Amount	Percent

	(dollars in thousands)

Construction loans(1)	$480,135	9%	$506,031	9%
Residential mortgage loans	3,737,541	70%	3,650,222	69%
Commercial—secured by real estate	771,581	15%	757,112	14%
Consumer—other:
Personal loans	32,223	1%	37,844	1%
Auto loans	41	0%	122	0%
Credit cards	24,551	1%	26,034	1%
Overdrawn checking accounts	1,251	0%	668	0%
Revolving lines of credit	23,533	0%	25,520	1%
Lease financing receivables	18,528	0%	23,158	0%
Commercial non-real estate	130,625	2%	136,210	3%
Loans on savings deposits	3,999	0%	5,240	0%
Land secured	105,738	2%	118,870	2%

Loans receivable, gross(2)	5,329,746	100%	5,287,031	100%

Less:
Discount on loans transferred(3)	(13,814)		(15,735)
Unearned interest	(1,536)		(2,197)
Deferred loan fees/costs, net	(19,857)		(17,386)
Allowance for loan and lease losses	(146,769)		(132,020)

	(181,976)		(167,338)

Loans receivable, net	$5,147,770		$5,119,693

(1)	Includes $307.2 million and $422.6 million of construction loans for residential housing projects as of June 30, 2009 and December 31, 2008, respectively. Also includes $172.9 million and $83.4 million of construction loans for commercial, condominiums and multifamily projects as of June 30, 2009 and December 31, 2008, respectively.

(2)	Includes $402.7 million and $349.5 million of interest-only loans, as of June 30, 2009 and December 31, 2008, respectively.

(3)	Related to $1.4 billion of loans transferred during 2007, from the loans held for sale portfolio to the loans receivable portfolio. As of June 30, 2009 and December 31, 2008, the outstanding balance of these loans transferred was $1.2 billion for both periods.

At June 30, 2009 and December 31, 2008, loans receivable amounting to $197.7 million and $199.6 million, respectively, were pledged to secure financing agreements with local financial institutions, and for which the creditor has the right to repledge this collateral.

As of June 30, 2009 and December 31, 2008, the Company had a net deferred origination fee on loans receivable amounting to approximately $19.9 million and $17.4 million, respectively.

The Company evaluates impaired loans and the related valuation allowance based on SFAS No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS No. 114”). Commercial and construction

Notes to consolidated financial statements (unaudited)

loans over $2.0 million that are classified as substandard are evaluated individually for impairment. Loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement. The impairment loss, if any, on each individual loan identified as impaired is generally measured based on the present value of expected cash flows discounted at the loan’s effective interest rate. As a practical expedient, impairment may be measured based on the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. If foreclosure is probable, the creditor is required to measure the impairment based on the fair value of the collateral. The fair value of the collateral is generally obtained from appraisals. In assessing the reserves under the discounted cash flows, the Company considers the estimate of future cash flows based on reasonable and supportable assumptions and projections. All available evidence, including estimated costs to sell if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan, is considered in developing those estimates. The likelihood of the possible outcomes is considered in determining the best estimate of expected future cash flows.

The following table summarizes the Company’s impaired loans and the related allowance:

	June 30,	December 31,
	2009	2008

	(in thousands)

Impaired loans with allowance	$237,993	$207,949
Impaired loans without allowance	176,803	120,378

Total impaired loans	$414,796	$328,327

Related allowance	$50,016	$45,099
Average impaired loans	$377,335	$317,844

As of June 30, 2009 and December 31, 2008, the Company had loans receivable and loans held for sale, including impaired loans, on which the accrual of interest income had been discontinued, totaling approximately $805.7 million and $717.7 million, respectively. For the quarter and six month period ended June 30, 2009, the Company would have recognized $6.0 million and $14.6 million, respectively, in additional interest income had all delinquent loans been accounted for on an accrual basis.

The Company will restructure the debt of borrowers who are delinquent due to economic or legal reasons, if the Company determines that it is in the best interest for both the Company and the borrower to do so. In some cases, due to the nature of the borrower’s financial condition, the restructure or loan modification fits the definition of Troubled Debt Restructuring (“TDR”) as defined by SFAS No. 15, Accounting by Debtors and Creditors of Troubled Debt Restructurings (“SFAS No. 15”). Such restructures are identified as TDRs and accounted for based on the provision of SFAS No. 114. As of June 30, 2009, the Company had restructured $132.0 million, $49.4 million, $0.5 million and $293.2 million of construction, commercial, consumer and residential mortgage loans, respectively, that are considered TDR’s.

As part of its regular collection and loss mitigation activities, as of June 30, 2009, the Company has fully restructured $293.2 million of mortgage loans, $236.4 million of these loans have proven repayment capacity for a sufficient amount of time and therefore, have been returned to accruing status. Restructured loans totaling $56.8 million are yet to prove repayment capacity and/or are not complying with their modified contractual terms. Accordingly, the loans continue in non-accrual status and are reported as non-performing loans.

Doral Financial records an allowance for small-balance homogeneous loans (including residential mortgages, consumer, commercial and construction loans under $2.0 million) on a group basis under the provisions of SFAS No. 5, Accounting for Contingencies (“SFAS 5”). For such loans, the allowance

Notes to consolidated financial statements (unaudited)

is determined considering the historical charge-off experience of each loan category and delinquency levels as well as charge-off and delinquency trends and economic data, such as interest rate levels, inflation and the strength of the housing market in the areas where the Company operates.

The following table summarizes certain information regarding Doral Financial’s allowance for loan and lease losses for both Doral Financial’s banking and mortgage banking businesses for the periods indicated.

Allowance for loan and lease losses

	Quarters ended		Six month periods ended
	June 30,		June 30,
	2009	2008	2009	2008

	(in thousands)

Balance at beginning of period	$143,900	$121,182	$132,020	$124,733
Provision for loan and lease losses	10,133	10,683	33,758	15,469
Losses charged to the allowance	(7,447)	(9,792)	(19,417)	(18,845)
Recoveries	183	26	408	742

Balance at end of period	$146,769	$122,099	$146,769	$122,099

11.  RELATED PARTY TRANSACTIONS

The following table summarizes certain information regarding Doral Financial’s loans outstanding to officers, directors and 5% or more stockholders for the periods indicated.

	June 30,	December 31,
	2009	2008

	(in thousands)

Balance at beginning of period	$2,579	$5,090
New loans	3,178	58
Repayments	(2,069)	(101)
Loans sold	—	(511)
Loans of former officers	—	(1,957)

Balance at end of period(1)	$3,688	$2,579

(1)	At June 30, 2009 and December 31, 2008, none of the loans outstanding to officers, directors and 5% or more stockholders were delinquent.

At June 30, 2009 and December 31, 2008, the amount of loans outstanding to officers, directors and 5% or more stockholders secured by mortgages on real estate amounted to $3.5 million and $2.4 million, respectively.

Since 2000, Doral Financial has conducted business with an entity that provides property inspection services and is co-owned by the spouse of an Executive VP of the Company. The amount paid by the Company to this entity for the quarter and six month period ended June 30, 2009 amounted to $0.6 million and $0.9 million, compared to $0.5 million and $0.8 million for the corresponding 2008 periods.

For the quarter and six month period ended June 30, 2009, the Company assumed $0.2 million and $0.3 million, compared to $0.5 million and $0.9 million for the corresponding 2008 period, of the professional services expense related to Doral Holdings.

Notes to consolidated financial statements (unaudited)

12.  ACCOUNTS RECEIVABLE

The Company’s accounts receivable amounted to $46.7 million and $45.4 million as of June 30, 2009 and December 31, 2008, respectively. Total accounts receivable for both periods include $21.7 million related to the recognition of a receivable related to the Lehman Brothers Transaction.

Lehman Brothers transaction

Doral Financial Corporation and Doral Bank PR (combined “Doral”), had counterparty exposure to Lehman Brothers, Inc. (“LBI”) in connection with repurchase financing agreements and forward TBA (“To-Be Announced”) agreements. LBI was placed in a Securities Investor Protection Corporation (“SIPC”) liquidation proceeding after the filing for bankruptcy of its parent Lehman Brothers Holdings, Inc. The filing of the SIPC liquidation proceeding was an event of default under the repurchase agreements and the forward agreements resulting in their termination as of September 19, 2008.

The termination of the agreements led to a reduction in the Company’s total assets and total liabilities of approximately $509.8 million. The termination of the agreements caused Doral to recognize a previously unrealized loss on the value of the securities subject to the agreements, resulting in a $4.2 million charge during the third quarter of 2008. Doral filed a claim with the SIPC trustee for LBI that it is owed approximately $43.3 million, representing the excess of the value of the securities held by LBI above the amounts owed by Doral under the agreements, plus ancillary expenses and damages. Doral has fully reserved ancillary expenses and interest. In December 2008, the SIPC trustee announced that final submission of claims for customers was January 2009 and set a deadline of June 2009 for other creditor claims. They also announced that they expect to have enough assets to cover customer claims but stated that they could not determine at this point what would be available to pay general creditors. Based on this information, Doral determined that the process will likely take more than a year and that mounting legal and operating costs would likely impair the ability of LBI to pay 100% of the claims, especially for general creditors. Management evaluated this receivable in accordance with the guidance provided by SFAS 5 and related pronouncements. As a result, Doral accrued a loss of $21.6 million against the $43.3 million owed by LBI as of December 31, 2008 and recorded a net receivable of $21.7 million. Determining the reserve amount requires management to use considerable judgment and is based on the facts currently available. As additional information on the SIPC proceeding becomes available, Doral may need to accrue further losses or reverse losses already accrued. As of June 30, 2009, no additional information has come to management’s attention that would indicate that an additional reserve is necessary at this time.

The actual loss that may ultimately be incurred by Doral with respect to its pending LBI claim may have a material adverse impact on the Company’s results of operations.

13.  SERVICING ACTIVITIES

The Company routinely originates, securitizes and sells mortgage loans into the secondary market. The Company generally retains the servicing rights and, in the past, also retained interest-only strips. The Company’s interests that continue to be held (“retained interests”) are subject to prepayment and interest rate risks.

The Company engages third party specialists to assist with its valuation of the servicing portfolio (governmental, conforming and non-conforming portfolios). The fair value of the mortgage servicing rights (“MSR”) is determined based on a combination of market information on trading activity (MSR trades and broker valuations), benchmarking of servicing assets (valuation surveys) and cash flow modeling. The valuation of the Company’s MSR incorporates two sets of assumptions: (1) market derived assumptions for discount rates, servicing costs, escrow earnings rate, float earnings rate and cost of funds and (2) market derived assumptions adjusted for the Company’s loan characteristics and

Notes to consolidated financial statements (unaudited)

portfolio behavior, for escrow balances, delinquencies and foreclosures, late fees, prepayments and prepayment penalties.

The changes in servicing assets measured using the fair value method for the quarters and six month periods ended June 30, 2009 and 2008 are shown below:

	Quarters ended		Six month periods
	June 30,		ended June 30,
	2009	2008	2009	2008

	(in thousands)

Balance at beginning of period	$104,426	$139,570	$114,396	$150,238
Sales of servicing asset(1)	(159)	—	(159)	—
Adjustment to MSR fair value for loans repurchased(2)	—	(587)	—	(587)
Capitalization of servicing assets	2,047	2,046	3,430	2,975
Change in fair value	6,555	4,498	(4,798)	(7,099)

Balance at end of period(3)	$112,869	$145,527	$112,869	$145,527

(1)	Amount represents MSRs sales related to $7.1 million in principal balance of mortgage loans.

(2)	Amount represents the adjustment of MSR fair value related to the repurchase of $26.7 million in principal balance of mortgage loans serviced for others.

(3)	Outstanding balance of loans serviced for third parties amounted to $9.1 billion and $9.7 billion as of June 30, 2009 and 2008, respectively.

Based on recent prepayment experience, the expected weighted-average remaining life of the Company’s servicing assets at June 30, 2009 and 2008 was 5.6 years and 8.0 years, respectively. Any projection of the expected weighted-average remaining life of servicing assets is limited by conditions that existed at the time the calculations were performed.

Discount rate assumptions for the Company’s servicing assets were relatively stable on the quarters ended June 30, 2009 and 2008, which were 11.4% and 11.6%, respectively. At June 30, 2009, fair value of the Company’s MSRs is determined based on a combination of market information on trading activity (servicing asset trades and broker valuations), benchmarking of servicing assets (valuation surveys) and cash flow modeling. The valuation of the Company’s servicing assets incorporates two sets of assumptions: (1) market derived assumptions for discount rates, servicing costs, escrow earnings rate, float earnings rate and cost of funds and (2) market derived assumptions adjusted for the Company’s loan characteristics and portfolio behavior for escrow balances, delinquencies and foreclosures, late fees, prepayments and prepayment penalties. The constant prepayment rate assumptions employed for the valuation of the Company’s servicing assets for the quarter ended June 30, 2009 were higher than in 2008, the prepayment rates assumption was 11.7% compared to 9.4% for the corresponding 2008 period.

Notes to consolidated financial statements (unaudited)

The following table shows the changes in the Company’s interest-only strips, included in securities held for trading on the balance sheet, for each of the periods shown:

	Quarters ended		Six month periods
	June 30,		ended June 30,
	2009	2008	2009	2008

	(in thousands)

Balance at beginning of period	$49,744	$51,538	$52,179	$51,928
Amortization	(2,447)	(1,672)	(4,320)	(2,739)
Gain (loss) on the IO value	569	(706)	7	(29)

Balance at end of period	$47,866	$49,160	$47,866	$49,160

To determine the value of its portfolio of variable IOs, Doral Financial uses an internal valuation model that forecasts expected cash flows using forward London Interbank Offered Rate (“LIBOR”) rates derived from the LIBOR/Swap yield curve at the date of the valuation. The characteristics of the variable IOs result in an increase in cash flows when LIBOR rates fall and a reduction in cash flows when LIBOR rates rise. This provides a mitigating effect on the impact of prepayment speeds on the cash flows, with prepayment expected to rise when long-term interest rates fall reducing the amount of expected cash flows and the opposite when long-term interest rates rise. Prepayment assumptions incorporated into the valuation model for variable and fixed IOs are based on publicly available, independently verifiable, prepayment assumptions for FNMA mortgage pools and statistically derived prepayment adjusters based on observed relationships between the Company’s and the FNMA’s U.S. mainland mortgage pool prepayment experiences.

This methodology resulted in a constant prepayment rate (“CPR”) of 11.2% and 8.0% for the quarters ended June 30, 2009 and 2008, respectively. The change in the CPR between 2009 and 2008 was due mostly to a generalized decrease in market interest rates. However, Puerto Rico prepayment speeds continue to be slower than U.S. especially considering the persistence of recessionary conditions.

The Company continues to benchmark its internal assumptions for setting its liquidity/credit risk premium to a third party valuation provider. The Company compares the resulting discount rate from its model (blend of LIBOR-Swaps curve and Agency Trust IO Z-spreads) to discount rate levels used by the third party valuation provider in performing valuation of excess servicing portfolios. This methodology resulted in a discount rate for the quarters ended June 30, 2009 and 2008 of 13.0% and 13.6%, respectively.

For IOs, Doral Financial recognizes as interest income (through the life of the IO) the excess of all estimated cash flows attributable to these interests over their recorded balance using the effective yield method in accordance with EITF 99-20. Doral Financial recognizes as interest income the excess of the cash collected from the borrowers over the yield payable to investors, less a servicing fee (“retained spread”), up to an amount equal to the yield on the IOs that equals the discount rate used in the internal valuation model. Doral Financial accounts for any excess retained spread as amortization to the gross IO capitalized at inception. The Company updates its estimates of expected cash flows periodically and recognizes changes in calculated effective yield on a prospective basis.

The weighted-averages of the key economic assumptions used by the Company in its internal and external valuation models and the sensitivity of the current fair value of residual cash flows to

Notes to consolidated financial statements (unaudited)

immediate 10 percent and 20 percent adverse changes in those assumptions for mortgage loans at June 30, 2009, were as follows:

	Servicing	Interest-
	assets	only strips

	(dollars in thousands)

Carrying amount of retained interest	$112,869	$47,866
Weighted-average expected life (in years)	5.6	5.1
Constant prepayment rate (weighted-average annual rate)	11.7%	11.2%
Decrease in fair value due to 10% adverse change	(5,475)	(1,603)
Decrease in fair value due to 20% adverse change	(10,581)	(3,110)
Residual cash flow discount rate (weighted-average annual rate)	11.4%	13.0%
Decrease in fair value due to 10% adverse change	(4,300)	(1,813)
Decrease in fair value due to 20% adverse change	(8,289)	(3,472)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the table above, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or offset the sensitivities.

The following table summarizes the estimated change in the fair value of the Company’s IOs, the constant prepayment rate and the weighted-average expected life under the Company’s valuation model, given several hypothetical (instantaneous and parallel) increases or decreases in interest rates. As of June 30, 2009, all of the mortgage loan sales contracts underlying the Company’s floating rate IOs were subject to interest rate caps, which prevent a negative fair value for the floating rate IOs.

		Weighted-average
Change in interest	Constant prepayment	expected life	Change in fair	Percentage of
rates (basis points)	rate	(years)	value of IOs	change

(dollars in thousands)

+200	7.1%	6.5	$(3,111)	(6.5)%
+100	8.4%	6.1	(495)	(1.0)%
+50	9.7%	5.6	(227)	(0.5)%
Base	11.2%	5.1	—	0%
−50	12.8%	4.6	361	0.8%
−100	13.9%	4.4	1,104	2.3%
−200	15.2%	4.1	3,679	7.7%

14.  SERVICING RELATED MATTERS

At June 30, 2009, escrow funds and custodial accounts included approximately $98.2 million deposited with Doral Bank PR. These funds are included in the Company’s consolidated financial statements. Escrow funds and custodial accounts also included approximately $24.7 million deposited with other banks, which were excluded from the Company’s assets and liabilities. The Company had fidelity bond and errors and omissions coverage of $30.0 million and $17.0 million, respectively, as of June 30, 2009.

15.  OTHER REAL ESTATE OWNED

The Company acquires real estate through foreclosure proceedings. Legal fees and other direct costs incurred in a foreclosure are expensed as incurred. These properties are held for sale and are stated at

Notes to consolidated financial statements (unaudited)

the lower of cost or fair value (after deduction of estimated disposition costs). A loss is recognized for any initial write down to fair value less costs to sell. Any losses in the carrying value arising from periodic appraisals of the properties are charged to expense in the period incurred. Gains and losses not previously recognized that result from disposition of real estate held for sale are recorded in non-interest expense within the other expenses caption in the accompanying Consolidated Statements of Income (Loss). Real estate held for sale totaled to $84.0 million and $61.3 million as of June 30, 2009 and December 31, 2008, respectively.

16.  DEPOSITS

The following table summarizes deposit balances:

	June 30,	December 31,
	2009	2008

	(in thousands)

Brokered certificates of deposit	$2,204,329	$2,652,305
Certificates of deposit	471,337	542,074
Regular savings	371,865	338,784
NOW accounts and other transaction accounts	350,794	356,988
Money markets accounts	418,229	276,638

Total interest-bearing	3,816,554	4,166,789
Non interest-bearing deposits	247,703	235,983

Total deposits	$4,064,257	$4,402,772

17.  REPURCHASE AGREEMENTS

As part of its financing activities the Company enters into sales of securities under agreements to repurchase the same or substantially similar securities. The Company retains control over such securities according to the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). Accordingly, the amounts received under these agreements represent borrowings, and the securities underlying the agreements remain in the Company’s asset accounts. These transactions are carried at the amounts at which transactions will be settled. The counterparties to the contracts generally have the right to repledge the securities received as collateral. Those securities are presented in the Consolidated Statements of Financial Condition as part of pledged investment securities. Securities sold under agreements to repurchase consisted of the following:

	June 30,	December 31,
	2009	2008

	(in thousands)

Non-callable repurchase agreements with a maturities less than or equal to 90 days, at a fixed rate of 0.40% and at various fixed rates averaging 0.78% at June 30, 2009 and December 31, 2008, respectively.	$5,922	$281,447
Non-callable repurchase agreements with maturities ranging from October 2009 to October 2013, at various fixed rates averaging 3.72% and 3.96% at June 30, 2009 and December 31, 2008, respectively.	1,491,762	1,347,500
Callable repurchase agreements with maturities ranging from September 2009 to February 2014, at various fixed rates averaging 4.88% at both June 30, 2009 and December 31, 2008.	278,500	278,500

	$1,776,184	$1,907,447

Notes to consolidated financial statements (unaudited)

18.  ADVANCES FROM FHLB

Advances from FHLB consisted of the following:

	June 30,	December 31,
	2009	2008

	(in thousands)

Non-callable advances with maturities ranging from July 2009 to May 2013 (2008—February 2009 to May 2013), at various fixed rates averaging 3.74% and 3.77% at June 30, 2009 and December 31, 2008, respectively.	$956,400	$974,400
Non-callable advances due on July 6, 2010, tied to 3-month LIBOR adjustable quarterly, at a rate of 1.13% and 4.17% at June 30, 2009 and December 31, 2008, respectively.	200,000	200,000
Non-callable advances with maturities ranging from September 2009 to November 2012, tied to 1-month LIBOR adjustable monthly, at a rate of 0.33% and 0.49% at June 30, 2009 and December 31, 2008, respectively.	145,000	145,000
Callable advances with maturities ranging from June 2010 to March 2012, at various fixed rates averaging 5.41% and 5.40%, at June 30, 2009 and December 31, 2008, respectively, callable at various dates beginning on July 2009 (2008—January 2009).	279,000	304,000

	$1,580,400	$1,623,400

At June 30, 2009, the Company had pledged qualified collateral in the form of mortgage and investment securities with a market value of $2.0 billion to secure the above advances from FHLB, which generally the counterparty is not permitted to sell or repledge.

19.  OTHER SHORT-TERM BORROWINGS

Other short-term borrowings consisted of the following:

	June 30,	December 31,
	2009	2008

	(in thousands)

Borrowings with the Federal Home Loan Bank, collateralized by securities at a fixed rate of 0.46%, maturing in January 2009.	$—	$55,000
Borrowings with the Federal Reserve Bank, collateralized by securities at a fixed rate of 0.25%, with maturities ranging from July 2009 to September 2009.	557,000	—
Borrowings with the Federal Reserve Bank, collateralized by securities at a fixed rate of 1.39%, maturing in January 2009.	—	10,000
Borrowings with the Federal Reserve Bank, collateralized by securities at a fixed rate of 0.60%, maturing in January 2009.	—	138,600
Borrowings with the Federal Reserve Bank, collateralized by securities at a fixed rate of 0.42%, maturing in February 2009.	—	148,000

	$557,000	$351,600

Maximum borrowings outstanding at any month end during the first half of 2009 were $746.0 million. The approximate average daily outstanding balance of short-term borrowings for the first half of 2009 was $629.6 million. The weighted-average interest rate of such borrowings, computed on a daily basis, was 0.27% during the first half of 2009.

Notes to consolidated financial statements (unaudited)

20.  LOANS PAYABLE

At June 30, 2009 and December 31, 2008, loans payable consisted of financing agreements with local financial institutions secured by mortgage loans.

Outstanding loans payable consisted of the following:

	June 30,	December 31,
	2009	2008

	(in thousands)

Secured borrowings with local financial institutions, collateralized by real estate mortgage loans, at variable interest rates tied to 3-month LIBOR averaging 2.56% and 5.00% at June 30, 2009 and December 31, 2008, respectively.	$332,412	$344,257
Secured borrowings with local financial institutions, collateralized by real estate mortgage loans at fixed interest rates averaging 7.42% at June 30, 2009 and December 31, 2008, respectively.	20,422	22,519

	$352,834	$366,776

Maximum borrowings outstanding at any month end during the first half of 2009 were $364.8 million. The approximate average daily outstanding balance of loans payable for the first half of 2009 was $361.1 million. The weighted-average interest rate of such borrowings, computed on a daily basis, was 3.27% during the first half of 2009.

At June 30, 2009 and December 31, 2008, the Company had $153.9 million and $165.9 million, respectively, of loans held for sale and $197.7 million and $199.6 million, respectively, of loans receivable that were pledged to secure financing agreements with local financial institutions. Such loans can be repledged by the counterparty.

Notes to consolidated financial statements (unaudited)

21.  NOTES PAYABLE

Notes payable consisted of the following:

	June 30,	December 31,
	2009	2008

	(in thousands)

$100 million notes, net of discount, bearing interest at 7.65%, due on March 26, 2016, paying interest monthly.	$98,539	$98,459
$30 million notes, net of discount, bearing interest at 7.00%, due on April 26, 2012, paying interest monthly.	29,748	29,709
$40 million notes, net of discount, bearing interest at 7.10%, due on April 26, 2017, paying interest monthly.	39,402	39,374
$30 million notes, net of discount, bearing interest at 7.15%, due on April 26, 2022, paying interest monthly.	29,459	29,446
Bonds payable secured by mortgage on building at fixed rates ranging from 6.40% to 6.90%, with maturities ranging from December 2009 to December 2029, paying interest monthly.	39,885	40,335
Bonds payable at a fixed rate of 6.25%, with maturities ranging from December 2010 to December 2029, paying interest monthly.	7,600	7,600
Note payable with a local financial institution, collateralized by IOs, at a fixed rate of 7.75%, due on December 25, 2013, paying interest monthly.	29,277	31,945

	$273,910	$276,868

Doral Financial is the guarantor of various unregistered serial and term bonds issued by Doral Properties, a wholly-owned subsidiary, through the Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (“AFICA”). The bonds were issued to finance the construction and development of the Doral Financial Plaza building, the headquarters facility of Doral Financial. As of June 30, 2009, the outstanding principal balance of the bonds was $47.5 million with fixed interest rates, ranging from 6.25% to 6.90%, and maturities ranging from December 2009 to December 2029. Certain series of the bonds are secured by a mortgage on the building and underlying real property.

22.  INCOME TAXES

Background

Income taxes include Puerto Rico income taxes as well as applicable U.S. federal and state taxes. As Puerto Rico corporations, Doral Financial and all of its Puerto Rico subsidiaries are generally required to pay U.S. income taxes only with respect to their income derived from the active conduct of a trade or business in the United States (excluding Puerto Rico) and certain investment income derived from U.S. assets. Any such tax is creditable, with certain limitations, against Puerto Rico income taxes. Except for the operations of Doral Bank NY and Doral Money, substantially all of the Company’s operations are conducted through subsidiaries in Puerto Rico. Doral Bank NY and Doral Money are U.S. corporations and are subject to U.S. income-tax on their income derived from all sources.

Under Puerto Rico Income Tax Law, the Company and its subsidiaries are treated as separate taxable entities and do not file consolidated tax returns.

The maximum statutory corporate income tax rate in Puerto Rico is 39.0%. On March 9, 2009, the Governor of Puerto Rico signed into law the Special Act Declaring a State of Fiscal Emergency and Establishing an Integral Plan of Fiscal Stabilization to Save Puerto Rico’s Credit, Act No. 7 (the “Act”).

Notes to consolidated financial statements (unaudited)

Pursuant to the Act, Section 1020A, was introduced to the Code to impose a 5% surtax over the total tax determined for corporations, partnerships, trusts, estates, as well as individuals whose combined gross income exceeds $100,000 or married individuals filing jointly whose gross income exceeds $150,000. This surtax is effective for tax years commenced after December 31, 2008 and before January 1, 2012. This increases the Company’s income tax rate from 39.00% to 40.95% for tax years from 2009 through 2011.

Doral Financial’s interest income derived from FHA and VA mortgage loans financing the original acquisition of newly constructed housing in Puerto Rico and securities backed by such mortgage loans is exempt Puerto Rico from income taxes. Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. On July 1, 2008, the Company transferred substantially all of the assets previously held at the international banking entity to Doral Bank PR to increase the level of its interest earning assets. Previously, Doral Financial used its international banking entity subsidiary to invest in various U.S. securities and U.S. mortgage-backed securities, for which interest income and gain on sale, if any, is exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction in the case of interest, and, in the case of capital gains, because the gains are sourced outside the United States.

Income tax expense

The components of income tax expense are summarized below:

	Quarter ended		Six month periods ended
	June 30,		June 30,
	2009	2008	2009	2008

	(in thousands)

Current income tax (benefit) expense:
Puerto Rico	$(15,275)	$346	$(14,932)	$693
United States	853	831	1,565	831

Total current income tax (benefit) expense	(14,422)	1,177	(13,367)	1,524
Deferred income tax expense:
Puerto Rico	2,384	4,564	1,269	3,390
United States	(616)	58	(664)	257

Total deferred income tax expense	1,768	4,622	605	3,647

Total income tax (benefit) expense	$(12,654)	$5,799	$(12,762)	$5,171

The recognition of current income tax benefit for the second quarter and six month period ended June 30, 2009 is related to the release of unrecognized tax benefits due to the expiration of the statute of limitations on certain tax positions. Deferred tax expense is related to recognition of additional deferred tax assets (“DTA”), primarily net operating losses (“NOLs”) net of amortization of existing DTAs and of an increase in the valuation allowance.

The income tax benefit of $12.7 million for the quarter ended June 30, 2009 was composed of a current tax benefit of $15.3 million related to FIN 48 transactions (refer to FIN No. 48, Accounting for Uncertainty in Income Taxes, on interpretation of FASB No. 109 (“FIN 48”) discussion below), a deferred tax expense of $1.8 million and current U.S. income tax expense of $0.9 million related to the Company’s U.S. affiliates that had net income before tax of $1.9 million for the second quarter of 2009.

The income tax benefit of $12.8 million for the six month period ended June 30, 2009 was composed of a current tax benefit of $14.9 million related to FIN 48 transactions, a deferred tax expense of

Notes to consolidated financial statements (unaudited)

$0.6 million and current U.S. income tax expense of $1.6 million related to the Company’s U.S. affiliates that had net income before tax of $3.4 million for the six month period ended June 30, 2009.

Deferred tax components

The Company’s deferred tax asset consists primarily of the differential in the tax basis of IOs sold, net operating loss carry-forwards and other temporary differences arising from the daily operations of the Company. The largest component of the deferred tax asset arises from the differential in the tax basis of IOs sold.

During 2006, the Company entered into two separate agreements with the Puerto Rico Treasury Department regarding the Company’s deferred tax asset related to prior intercompany transfers of IOs (the “IO Tax Asset”). The first agreement confirmed the previously established tax basis of all the IO transfers within the Doral Financial corporate group. The second agreement clarified that for Puerto Rico income tax purposes, the IO Tax Asset is a stand-alone intangible asset subject to a straight-line amortization based on a useful life of 15 years. Furthermore, the agreement provided that the IO Tax Asset could be transferred to any entity within Doral Financial corporate group, including the Puerto Rico banking subsidiary. The realization of the deferred tax asset is dependent upon the existence of, or generation of, taxable income during the remaining 11 year period (15 year original amortization period) in which the amortization deduction of the IO Tax Asset is available.

During the first quarter of 2008, the Company entered into an agreement with the Puerto Rico Treasury Department with respect to the allocation method (and period) of expenses incurred related to a settlement agreement (“Settlement Expenses”) that resulted from litigation related to the Company’s restatement. This agreement was effective as of December 31, 2007, and permits the total expense related to the settlement of the lawsuit ($96.0 million) to be allocated to any entity within the Company over a period of three years.

The Company evaluates its deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), which states that deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

In assessing the realization of deferred tax assets, the Company considers the expected reversal of its deferred tax assets and liabilities, projected future taxable income, cumulative losses in recent years, and tax planning strategies. The determination of a valuation allowance on deferred tax assets requires judgment based on the weight of all available evidence and considering the relative impact of negative and positive evidence. Certain events occurred in the fourth quarter of 2008 that led management to reassess its expectations of the realization of its deferred tax assets and to conclude that an additional valuation allowance was necessary.

As of June 30, 2009, two of the Company’s Puerto Rico taxable entities had a three year cumulative loss in earnings before tax. For purposes of assessing the realization of the deferred tax assets, this cumulative taxable loss position for these two entities is considered significant negative evidence that has caused management to conclude that the Company will not be able to fully realize the deferred tax assets related to those two entities in the future, considering the criteria of SFAS No. 109. Accordingly, as of June 30, 2009 and December 31, 2008, the Company determined that it was more likely than not that $402.7 million and $388.5 million, respectively, of its gross deferred tax asset would not be realized and maintained a valuation allowance for that amount. For Puerto Rico taxable entities with positive core earnings, a valuation allowance on deferred tax assets has not been recorded since they are

Notes to consolidated financial statements (unaudited)

expected to continue to be profitable. At June 30, 2009, the net deferred tax asset associated with these two companies was $15.2 million, compared to $16.5 million at December 31, 2008. Approximately, $84.1 million of the IO tax asset would be realized through these entities. In management’s opinion, for these companies, the positive evidence of profitable core earnings outweighs any negative evidence.

The allowance also includes a valuation allowance of $3.9 million related to deferred taxes on unrealized losses on cash flow hedges as of June 30, 2009.

Management does not establish a valuation allowance on the deferred tax assets generated on the unrealized losses of its securities available for sale because the Company does not intend to sell the securities before recovery of value and based on available evidence, it is not more likely than not the Company will decide or be required to sell the securities before the recovery of its amortized cost basis. Management has therefore determined that a valuation allowance on deferred tax assets generated on the unrealized losses of its securities available for sale is not necessary at this time.

Failure to achieve sufficient projected taxable income in the entities and deferred tax assets where a valuation allowance has not been established, might affect the ultimate realization of the net deferred tax asset.

Management assesses the realization of its deferred tax assets at each reporting period based on the criteria of SFAS 109. To the extent that earnings improve and the deferred tax assets become realizable, the Company may be able to reduce the valuation allowance through earnings.

FIN 48

As of June 30, 2009 and 2008, the Company had unrecognized tax benefits of $3.1 million and $13.7 million, respectively, and accrued interest and penalties of $0.5 million and $4.5 million, respectively. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. For both the quarter and six month period ended June 30, 2009, the Company recognized interest and penalties of $0.5 million. For the quarter and six month period ended June 30, 2008, the Company recognized interest and penalties of approximately $0.3 million and $0.7 million, respectively.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the expiration of statutes of limitation, changes in management’s judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. As of June 30, 2009, the following years remain subject to examination: U.S. Federal jurisdictions—2004 through 2008 and Puerto Rico—2005 through 2008.

During the quarter ended June 30, 2009, the Company released $13.7 million of unrecognized tax benefits and $5.4 million of interest and penalties due to the expiration of the statute of limitations. In addition, the Company accrued $3.1 million for additional unrecognized taxes and $0.5 million for interest on that position. The following presents the beginning and ending amounts of accruals for uncertain income tax positions:

	June 30,	December 31,
	2009	2008

	(in thousands)

Balance at beginning of period	$13,709	$13,709
Additions for tax positions of prior years	2,892	—
Additions for tax positions of current year	248	—
Release of contingencies	(13,709)	—

Balance at end of period	$3,140	$13,709

Notes to consolidated financial statements (unaudited)

23.  GUARANTEES

In the ordinary course of the business, Doral Financial makes certain representations and warranties to purchasers and insurers of mortgage loans at the time of the loan sales to third parties regarding the characteristics of the loans sold, and in certain circumstances, such as in the event of early or first payment default. To the extent the loans do not meet specified characteristics, if there is a breach of contract of a representation or warranty or if there is an early payment default, Doral Financial may be required to repurchase the mortgage loan and bear any subsequent loss related to the loan. For the quarter and six month period ended June 30, 2009, repurchases amounted to $9.2 million and $11.2 million, respectively, compared to $2.7 million and $6.8 million for the corresponding 2008 periods. These repurchases were at fair value and no significant losses were incurred.

In the past, in relation to its asset securitizations and loan sale activities, the Company sold pools of delinquent FHA, VA and conventional mortgage loans on a servicing retained basis. Following these transactions, the loans are not reflected on Doral Financial’s Consolidated Statement of Financial Condition. Under these arrangements, as part of its servicing responsibilities, Doral Financial is required to advance the scheduled payments of principal or interest whether or not collected from the underlying borrower. While Doral Financial expects to recover a significant portion of the amounts advanced through foreclosure or, in the case of FHA and VA loans, under the applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of the delinquent status of the loans. As of June 30, 2009 and December 31, 2008, the outstanding principal balance of such delinquent loans was $163.0 million and $177.0 million, respectively. The Company discontinued the practice of selling loans under these arrangements in 2005.

In addition, Doral Financial’s loan sale activities in the past included certain mortgage loan sale and securitization transactions subject to recourse arrangements that require Doral Financial to repurchase or substitute the loan if the loans are 90—120 days or more past due or otherwise in default. The Company is also required to pay interest on delinquent loans in the form of servicing advances. Under certain of these arrangements, the recourse obligation is terminated upon compliance with certain conditions, which generally involve: (1) the lapse of time (normally from four to seven years), (2) the lapse of time combined with certain other conditions such as the unpaid principal balance of the mortgage loans falling below a specific percentage (normally less than 80%) of the appraised value of the underlying property, or (3) the amount of loans repurchased pursuant to recourse provisions reaching a specific percentage of the original principal amount of loans sold (generally from 10% to 15%). As of June 30, 2009 and December 31, 2008, the Company’s records reflected that the outstanding principal balance of loans sold subject to full or partial recourse was $1.0 billion and $1.1 billion, respectively. As of such dates, the Company’s records also reflected that the maximum contractual exposure to Doral Financial if it were required to repurchase all loans subject to recourse was $0.9 billion and $1.0 billion, respectively. Doral Financial’s contingent obligation with respect to its recourse provision is not reflected on the Company’s Consolidated Financial Statements, except for a liability of estimated losses from such recourse agreements. The Company discontinued the practice of selling loans with recourse obligations in 2005. For the quarter and six month period ended June 30, 2009, the Company repurchased of $11.2 million and $17.8 million, respectively, pursuant to recourse provisions, compared to $13.1 million and $19.0 million, for the corresponding periods of 2008.

Doral Financial reserves for its exposure to recourse amounted to $8.8 million and the other credit-enhanced transactions explained above amounted to $8.5 million and $9.7 million as of June 30, 2009 and December 31, 2008, respectively.

Notes to consolidated financial statements (unaudited)

The following table shows the changes in the Company’s liability of estimated losses from recourse agreements, included in the Statement of Financial Condition, for each of the periods shown:

	Quarter ended	Six month period
	June 30,	ended June 30,
	2009	2009

	(in thousands)

Balance at beginning of period	$9,258	$8,849
Net charge-offs	(1,076)	(2,129)
Provision for recourse liability	573	2,035

Balance at end of period	$8,755	$8,755

24.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The following tables summarize Doral Financial’s commitments to extend credit, commercial and performance standby letters of credit and commitments to sell loans.

	June 30,	December 31,
	2009	2008

	(in thousands)

Commitments to extend credit	$85,984	$125,762
Commitments to sell loans	192,395	137,797
Commercial, financial and performance standby letters of credit	325	325

Total	$278,704	$263,884

The Company enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell loans. The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses. Generally, the Company does not enter into interest rate lock agreements with borrowers.

The Company purchases mortgage loans and simultaneously enters into a sale and securitization agreement with the same counterparty, essentially a forward contract that meets the definition of a derivative under SFAS No. 133, Accounting for derivatives instruments and hedging activities (“SFAS No. 133”), during the period between trade and settlement date.

A letter of credit is an arrangement that represents an obligation on the part of the Company to a designated third party, contingent upon the failure of the Company’s customer to perform under the terms of the underlying contract with a third party. The amount of the letter of credit represents the maximum amount of credit risk in the event of non-performance by these customers. Under the terms of a letter of credit, an obligation arises only when the underlying event fails to occur as intended, and the obligation is generally up to a stipulated amount and with specified terms and conditions. Letters of credit are used by the customer as a credit enhancement and typically expire without having been drawn upon.

The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

Notes to consolidated financial statements (unaudited)

25.  COMMITMENTS AND CONTINGENCIES

Total minimum rental commitments for leases in effect at June 30, 2009, were as follow:

(in thousands)

2010	$5,704
2011	5,110
2012	4,680
2013	3,715
2014	3,720
2015 and thereafter	20,842

$43,771

Total rent expense for the quarter and six month period ended June 30, 2009 amounted to approximately $1.5 million and $3.5 million, respectively, compared to $1.7 million and $3.7 million for the corresponding 2008 periods.

Doral Financial and its subsidiaries are defendants in various lawsuits or arbitration proceedings arising in the ordinary course of business, including employment related matters. Management believes, based on the opinion of legal counsel, that the aggregated liabilities, if any, arising from such actions will not have a material adverse effect on the financial condition or results of operations of Doral Financial.

Since 2005, Doral Financial became a party to various legal proceedings, including regulatory and judicial investigations and civil litigation, arising as a result of the Company’s restatement.

Legal matters

On August 24, 2005, the U.S. Attorney’s Office for the Southern District of New York served Doral Financial with a grand jury subpoena seeking the production of certain documents relating to issues arising from the restatement, including financial statements and corporate, auditing and accounting records prepared during the period from January 1, 2000 to the date of the subpoena. Doral Financial is cooperating with the U.S. Attorney’s Office in this matter, including by producing documents and other information in response to the subpoena. Doral Financial cannot predict the outcome of this matter and is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact to Doral Financial of this matter.

Banking regulatory matters

On March 16, 2006, Doral Financial entered into a consent cease and desist order with the Federal Reserve. The mutually agreed upon order required Doral Financial to conduct reviews of its mortgage portfolio, and to submit plans regarding the maintenance of capital adequacy and liquidity. The consent order contains restrictions on Doral Financial from obtaining extensions of credit from, or entering into certain asset purchase and sale transactions with its banking subsidiaries, without the prior approval of the Federal Reserve. The consent order restricts Doral Financial from receiving dividends from the banking subsidiaries without the approval of the respective primary banking regulatory agency. Doral Financial is also required to request permission from the Federal Reserve for the payment of dividends on its common stock and preferred stock not less than 30 days prior to a proposed dividend declaration date and requires Doral Financial and Doral Bank PR to submit plans regarding the maintenance of minimum levels of capital and liquidity. Doral Financial has complied with these requirements and no fines or civil money penalties were assessed against the Company under the order.

As a result of an examination conducted during the third quarter of 2008, on July 8, 2009, Doral Bank PR consented with the Federal Deposit Insurance Corporation (“FDIC”) and paid civil monetary

Notes to consolidated financial statements (unaudited)

penalties of $38,030 related to deficiencies in compliance with the National Flood Insurance Act as a result of flood insurance coverage, failure to maintain continuous flood insurance protection and failure to ensure that borrowers obtain flood insurance in a timely manner.

On February 19, 2008, Doral Bank PR entered into a consent order with the FDIC relating to failure to comply with certain requirements of the Bank Secrecy Act (“BSA”). The regulatory findings that resulted in the order were based on an examination conducted for the period ended December 31, 2006, and were related to findings that had initially occurred in 2005 prior to the Company’s change in management and the Recapitalization. The order replaced the Memorandum of Understanding with the FDIC and the Office of the Commissioner dated August 23, 2006. Doral Bank PR was not required to pay any civil monetary penalties in connection with this order. The order required Doral Bank PR to correct certain violations of law, within the timeframes set forth in the order (generally 120 days) including certain violations regarding the BSA, failure to maintain an adequate BSA/Anti-Money Laundering Compliance Program (“BSA/AML Compliance Program”) and failure to operate with an effective compliance program to ensure compliance with the regulations promulgated by the United States Department of Treasury’s Office of Foreign Asset Control (“OFAC”). The order further required Doral Bank PR to, among other things, amend its policies, procedures and processes and training programs to ensure full compliance with the BSA and OFAC; conduct an expanded BSA/AML risk assessment of its operations, enhance its due diligence and account monitoring procedures, review its BSA/AML staffing and resource needs, amend its policies and procedures for internal and external audits to include periodic reviews for BSA/AML compliance, OFAC compliance and perform annual independent testing programs for BSA/AML and OFAC requirements. The order also required Doral Bank PR to engage an independent consultant to review account and transaction activity from April 1, 2006 through March 31, 2007 to determine compliance with suspicious activity reporting requirements (the “Look Back Review”). On September 15, 2008, the FDIC terminated this consent order. As the Look Back Review was in process, Doral Bank PR and the FDIC agreed to a Memorandum of Understanding that covered the remaining portion of the Look Back Review. On June 30, 2009, Doral Bank PR received a notification from the FDIC terminating the Memorandum of Understanding since the Look Back Review had been completed.

Doral Financial and Doral Bank PR have undertaken specific corrective actions to comply with the requirements of the terminated enforcement actions and the single remaining enforcement action, but cannot give assurances that such actions are sufficient to prevent further enforcement actions by the banking regulatory agencies. Doral Financial expects that the implementation of these corrective actions will result in additional expenses. However, these expenses are not anticipated to have a material financial impact on the Company or Doral Bank PR.

26.  STOCK OPTION AND OTHER INCENTIVE PLANS

On April 8, 2008, the Company’s Board of Directors approved the 2008 Stock Incentive Plan (the “Plan”) subject to shareholder approval, which was obtained at the annual shareholders’ meeting held on May 7, 2008. The Plan replaces the 2004 Omnibus Incentive Plan.

The aggregate number of shares of common stock which the Company may issue under the Plan is limited to 6,750,000. As of June 30, 2009, employee options had not been granted.

On July 22, 2008, four independent directors were each granted 2,000 shares of restricted stock and stock options to purchase 20,000 shares of common stock at an exercise price equal to the closing price of the stock on the grant date. The restricted stock shall become 100% vested and non-forfeitable on the first anniversary of the grant date. The stock options vest ratably over a five year period commencing with the grant date.

No options were granted by the Company for the quarter and six month period ended June 30, 2009.

Notes to consolidated financial statements (unaudited)

The Plan is accounted for following the provision of SFAS No. 123R, Share-Based Payment”, as amended. Stock options granted are expensed over the stock option vesting period based on fair value which is determined using the Black-Scholes option-pricing method at the date the options are granted.

Stock-based compensation recognized at June 30, 2009 is as follows:

	Quarter ended	Six month period
	June 30,	ended June 30,
	2009	2009

	(in thousands)

Stock-based compensation recognized, net	$52	$103

Unrecognized at end of period	$386	$386

The fair value of the options granted in 2008 was estimated using the Black-Scholes option-pricing model, with the following assumptions:

Weighted-average exercise price	$13.70
Stock option estimated fair value	$5.88
Expected stock option term (years)	6.5
Expected volatility	39%
Expected dividend yield	0%
Risk-free interest rate	3.49%

Expected volatility is based on the historical volatility of the Company’s common stock over a ten-year period. The Company uses empirical research data to estimate options exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on management’s expectation that the Company will not resume dividend payments on its Common Stock for the foreseeable future.

As of June 30, 2009, the total amount of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan was approximately $385,980, which includes $380,804 and $5,176 related to stock options and restricted stock awards granted, respectively. That cost is expected to be recognized over a period of 5 years. As of June 30, 2009, the total fair value of shares and restricted stock was $0.6 million. No stock option awards were granted during the first half of 2009.

Notes to consolidated financial statements (unaudited)

27.  EARNINGS PER SHARE DATA

The reconciliation of the numerator and denominator of the basic and diluted earnings-per-share follows:

	Quarter ended		Six month periods
	June 30,		ended June 30,
	2009	2008	2009	2008

	(in thousands, except per share amounts)

Net Income (Loss):
Net income (loss)	$8,216	$1,642	$(38,074)	$(656)
Convertible preferred stock dividend(1)(2)	(3,061)	(4,097)	(7,158)	(8,194)
Nonconvertible preferred stock dividend(2)	—	(4,228)	(4,228)	(8,456)
Effect of conversion of preferred stock(3)	9,369	—	9,369	—

Net income (loss) attributable to common shareholders(4)	$14,524	$(6,683)	$(40,091)	$(17,306)

Weighted-Average Number of Common Shares Outstanding(4)(5)(6)	54,679,097	53,810,110	54,247,004	53,810,110
Net Income (Loss) per Common Share(7)	$0.27	$(0.12)	$(0.74)	$(0.32)

(1)	For the quarter and six month period ended June 30, 2009, there were 1,081,014 shares of the Company’s 4.75% perpetual cumulative convertible preferred stock that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive, compared to 1,380,000 for the corresponding 2008 periods. Each share of convertible preferred stock is currently convertible into 0.31428 shares of common stock, subject to adjustment under specific conditions. The option of the purchasers to convert the convertible preferred stock into shares of the Company’s common stock is exercisable only (a) if during any fiscal quarter after September 30, 2003, the closing sale price of the Company’s common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading date of the preceding fiscal quarter exceeds 120% of the conversion price of the convertible preferred stock (currently 120% of $795.47, or $954.56); (b) upon the occurrence of certain corporate transactions; or (c) upon the delisting of the Company’s common stock. On or after September 30, 2008, the Company may, at its option, cause the convertible preferred stock to be converted into the number of shares of common stock that are issuable at the conversion price. The Company may only exercise its conversion right if the closing sale price of the Company’s common stock exceeds 130% of the conversion price of the convertible preferred stock (currently 130% of $795.47, or $1,034.11) in effect for 20 trading days within any period of 30 consecutive trading days ending on a trading day not more than two trading days prior to the date the Company gives notice of conversion.

(2)	On March 20, 2009, the Board of Directors of Doral Financial announced that it had suspended the declaration and payment of all dividends on all of Doral Financial’s outstanding series of cumulative and non-cumulative preferred stock. The suspension of dividends was effective and commenced with the dividends for the month of April 2009 for Doral Financial’s three outstanding series of non-cumulative preferred stock, and the dividends for the second quarter of 2009 for Doral Financial’s one outstanding series of cumulative preferred stock.

(footnotes continued on following page)

Notes to consolidated financial statements (unaudited)

(3)	The carrying value of the noncumulative preferred stock exceeded the fair value of consideration transferred so the difference between the par value of the preferred stock retired and the market value of the common stock issued and the cash tendered amounted to $23.9 million was credited to retained earnings. In the case of the convertible preferred stock, the fair value of stock and cash transferred in exchange for the preferred stock converted, exceeded the fair value of the stock issuable pursuant to the original conversion terms, this excess or inducement amounted to $14.5 million was charged to retained earnings. As a result, both transactions impacted the net income (loss) attributable to common shareholders.

(4)	Weighted-average number of common shares outstanding represents the basic and diluted earnings (loss) per common shares, respectively, for each of the periods presented.

(5)	Excludes unvested shares of restricted stock.

(6)	Potential common shares consist of common stock issuable under the assumed exercise of stock options and unvested shares of restricted stock using the treasury stock method. This method assumes that the potential common shares are issued and the proceeds from exercise in addition to the amount of compensation cost attributed to future services are used to purchase common stock at the exercise date. The difference between the number of potential shares issued and the shares purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Stock options and unvested shares of restricted stock that result in lower potential shares issued than shares purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect in earnings per share.

(7)	For the quarters and six month periods ended June 30, 2009 and 2008, net income (loss) per common share represents the basic and diluted earnings (loss) per common share, respectively, for each of the periods presented.

On May 7, 2009, the Company announced the commencement of an offer to exchange a stated amount of its shares of common stock and a cash payment in exchange for a limited number of its shares of outstanding preferred stock. The offer to exchange commenced on May 7, 2009 and expired on June 8, 2009. Each of the series of outstanding preferred stock of Doral Financial were eligible to participate in the exchange offer, subject to all terms and conditions set forth in the Tender Offer Statement that was filed with the SEC on May 7, 2009, as amended. The transaction was settled on June 11, 2009.

The exchange by holders of shares of the non-cumulative preferred stock for shares of common stock and payment of a cash premium resulted in the extinguishment and retirement of such shares of non-cumulative preferred stock and an issuance of common stock. The carrying (liquidation) value of each share of non-cumulative preferred stock retired was reduced and common stock and additional paid-in-capital increased in the amount of the fair value of the common stock issued. Upon the cancellation of such shares of non-cumulative preferred stock acquired by the Company pursuant to the offer to exchange, the difference between the carrying (liquidation) value of shares of non-cumulative preferred stock retired and the fair value of the exchange offer consideration exchanged (cash plus fair value of common stock) was treated as an increase to retained earnings and income available to common shareholders for earnings per share purposes in accordance with guidance of EITF Topic No. D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.

The exchange by holders of convertible preferred stock for common stock and a cash premium was accounted for as an induced conversion. Common stock and additional paid-in-capital was increased by the carrying (liquidation) value of the amount of convertible preferred stock exchanged. The fair value of common stock issued and the cash premium in excess of the fair value of securities issuable pursuant to the original exchange terms was treated as a reduction to retained earnings and net income available to common shareholders for earnings per share purposes.

Notes to consolidated financial statements (unaudited)

The Company had the following series of preferred stock prior to the conversion:

	Shares
	outstanding	Book value

	(dollars in thousands)

Nonconvertible preferred stock:
Series A	1,495,000	$74,750
Series B	2,000,000	50,000
Series C	4,140,000	103,500
Convertible preferred stock	1,380,000	345,000

	9,015,000	$573,250

Results of the preferred stock conversion were as follow:

	Preferred		Book value of
	shares	Preferred shares	preferred shares
	converted	after conversion	after conversion

	(dollars in thousands)

Nonconvertible preferred stock:
Series A	228,173	1,266,827	$63,341
Series B	217,339	1,782,661	44,567
Series C	560,798	3,579,202	89,480
Convertible preferred stock	298,986	1,081,014	270,253

	1,305,296	7,709,704	$467,641

28.  FAIR VALUE OF ASSETS AND LIABILITIES

The Company uses fair value measurements to state certain assets and liabilities at fair value and to support fair value disclosures. Securities held for trading, securities available for sale, derivatives and servicing assets are recorded at fair value on a recurring basis. Additionally, from time to time, Doral may be required to record other financial assets at fair value on a nonrecurring basis, such as loans held for sale, loans receivable and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write-downs of individual assets.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements.

The Company adopted SFAS No. 159, The Fair Value Option for Financing Assets and Financing Liabilities, (“SFAS No. 159”), in 2008, but chose not to apply the fair value option to any of its financial assets and financial liabilities.

Effective April 1, 2009, the Company adopted FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 requires the Company to disclose for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not in the statement of financial position, as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS No. 107”).

Notes to consolidated financial statements (unaudited)

Fair value hierarchy

Under SFAS No. 157, the Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

➢ Level 1—	Valuation is based upon unadjusted quoted prices for identical instruments traded in active markets.

➢ Level 2—	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market, or are derived principally from or corroborated by observable market data, by correlation or by other means.

➢ Level 3—	Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Determination of fair value

Under SFAS 157, the Company bases fair values on the price that would be received upon sale of an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. It is Doral Financial’s intent to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS 157.

Fair value measurements for assets and liabilities where there is limited or no observable market data are based primarily upon the Company’s estimates, and are generally calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the fair values represent management’s estimates and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

Following is a description of valuation methodologies used for instruments recorded at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Securities held for trading:  Securities held for trading are reported at fair value and consist primarily of securities and derivatives held for trading purposes. The valuation method for trading securities is the same as the methodology used for securities classified as Available for Sale. The valuation methodology for interest-only strips and derivatives are described in the Servicing assets and interest-only strips, and Derivatives sections, respectively.

For residual CMO certificates included in trading securities, the Company uses a cash flow model to value the securities. Doral utilizes the collateral’s statistics available on Bloomberg such as forecasted prepayment speed, weighted-average remaining maturity, weighted-average coupon and age. Based on the Bloomberg information, the Company forecasts the cash flows and then discounts it at the discount rate used for the period. For purposes of discounting, the Company uses the same Z-spread methodology used for the valuations of Doral’s floating rate IOs.

Securities available for sale:  Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair

Notes to consolidated financial statements (unaudited)

values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions, expected defaults and loss severity. Level 1 securities (held for trading) include U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include agency collateralized mortgage obligations, municipal bonds, and agency mortgage-backed securities. Level 3 securities include non-agency and agency CMOs for which quoted market prices are not available. For determining the fair value of Level 3 securities available for sale, the Company uses a valuation model that calculates the present value of estimated future cash flows. The model incorporates the Company’s own estimates of assumptions market participants use in determining the fair value, including prepayment speeds, loss assumptions and discount rates.

Loans held for sale:  Loans held for sale are carried at the lower of net cost or market value on an aggregate portfolio basis. The amount, by which cost exceeds market value, if any, is accounted for as a loss through a valuation allowance. Loans held for sale consist primarily of mortgage loans held for sale. The market value of mortgage loans held for sale is generally based on quoted market prices for mortgage-backed securities adjusted to reflect particular characteristics of the asset such as guarantee fees, servicing fees, actual delinquency and credit risk. Loans held for sale are classified as Level 2, except for loans where management makes certain adjustments to the model based on unobservable inputs that are significant. These loans are classified as Level 3. Loans held for sale were carried at cost as of June 30, 2009.

Loans receivable:  Loans receivable are those held principally for investment purposes. These consist of construction loans for new housing development, certain residential mortgage loans which the Company does not expect to sell in the near future, commercial real estate, commercial non-real estate, leases, land, and consumer loans. Loans receivable are carried at their unpaid principal balance, less unearned interest, net of deferred loan fees or costs (including premiums and discounts), undisbursed portion of construction loans and an allowance for loan and lease losses. Loans receivable include collateral dependent loans for which the repayment of the loan is expected to be provided solely by the underlying collateral. The Company does not record loans receivable at fair value on a recurring basis. However, from time to time, the Company records nonrecurring fair value adjustments to collateral dependent loans to reflect (1) partial write-downs that are based on the fair value of the collateral, or (2) the full charge-off of the loan carrying value. The fair value of the collateral is mainly derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. The Company classifies loans receivable subject to nonrecurring fair value adjustments as Level 3.

For the fair value of loans receivable, under SFAS No. 107, loans were classified by type such as, residential mortgage loans, commercial real estate, commercial non-real estate, leases, land, and consumer loans. The fair value of residential mortgage loans was based on quoted market prices for mortgage-backed securities adjusted by particular characteristics like guarantee fees, servicing fees, actual delinquency and the credit risk associated to the individual loans. For all other loans, the fair value was estimated using discounted cash flow analyses, based on LIBOR and with adjustment that the Company believes a market participant would consider in determining fair value for like assets.

Servicing assets and interest-only strips:  The Company routinely originates, securitizes and sells mortgage loans into the secondary market. As a result of this process, the Company typically retains the servicing rights and, in the past, also retained interest-only strips. Servicing assets retained in a sale or securitization arises from contractual agreements between the Company and investors in mortgage securities and mortgage loans. Since the adoption of SFAS No. 156, Accounting for Servicing of Financial Assets (“SFAS No. 156”) on January 1, 2007, the Company records mortgage servicing assets at fair value on a recurring basis. Considerable judgment is required to determine the fair value of the

Notes to consolidated financial statements (unaudited)

Company’s servicing assets. Unlike highly liquid investments, the market value of servicing assets cannot be readily determined because these assets are not actively traded in securities markets. The Company engages a third party specialist to assist with its valuation of the entire servicing portfolio (governmental, conforming and non-conforming portfolios). The fair value of the servicing assets is determined based on a combination of market information on trading activity (servicing asset trades and broker valuations), benchmarking of servicing assets (valuation surveys) and cash flow modeling. The valuation of the Company’s servicing assets incorporates two sets of assumptions: (1) market derived assumptions for discount rates, servicing costs, escrow earnings rate, float earnings rate and cost of funds and (2) market derived assumptions adjusted for the Company’s loan characteristics and portfolio behavior for escrow balances, delinquencies and foreclosures, late fees, prepayments and prepayment penalties. For IOs the Company uses a valuation model that calculates the present value of estimated future cash flows. The model incorporates the Company’s own estimates of assumptions market participants use in determining the fair value, including estimates of prepayment speeds, discount rates, defaults and contractual fee income. IOs are recorded as securities held for trading. Fair value measurements of servicing assets and IOs use significant unobservable inputs and, accordingly, are classified as Level 3.

Real estate held for sale:  The Company acquires real estate through foreclosure proceedings. These properties are held for sale and are stated at the lower of cost or fair value (after deduction of estimated disposition costs). A loss is recognized for any initial write down to fair value less costs to sell. The fair value of the properties is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations but adjusted for specific characteristics and assumptions of the properties, which are not market observable. The Company records nonrecurring fair value adjustments to reflect any losses in the carrying value arising from periodic appraisals of the properties charged to expense in the period incurred. The Company classifies real estate held for sale subject to nonrecurring fair value adjustments as Level 3.

Other assets:  The Company may be required to record certain assets at fair value on a nonrecurring basis. These assets include premises and equipment, goodwill, and certain assets that are part of CB, LLC. CB, LLC is an entity formed to manage a residential real estate project that Doral Bank PR received in lieu of foreclosure. Fair value measurements of these assets use significant unobservable inputs and, accordingly, are classified as Level 3.

Premises and equipment:  Premises and equipment are carried at cost. However, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company recognizes an impairment loss based on the fair value of the property, which is generally obtained from appraisals. Property impairment losses are recorded as part of occupancy expenses in the Consolidated Statement of Income (Loss).

Goodwill:  Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or circumstances indicate possible impairment. In determining the fair value of a reporting unit the Company uses discounted cash flow analysis. Goodwill impairment losses are recorded as part of other expenses in the Consolidated Statement of Income (Loss).

CB, LLC:  Events or changes in circumstances may indicate that the carrying amount of certain assets may not be recoverable, such as for land and the remaining housing units. Impairment losses are recorded as part of occupancy expenses in the Consolidated Statement of Income (Loss).

Derivatives:  Substantially all of the Company’s derivatives are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, Doral Financial measures fair value using internally developed models that use primarily market observable inputs, such as yield curves and volatility surfaces. The non-performance risk is evaluated internally considering collateral

Notes to consolidated financial statements (unaudited)

held, remaining term and the creditworthiness of the entity that bears the risk. These derivatives are classified as Level 2. Level 2 derivatives consist of interest rate swaps and interest rate caps.

Following is a description of valuation methodologies used for instruments not recorded at fair value.

Cash and due from banks and money market investments:  Valued at the carrying amounts in the Consolidated Statements of Financial Condition. The carrying amounts are reasonable estimates of fair value due to the relatively short period to maturity.

Deposits:  Fair value is calculated considering the discounted cash flows based on brokered certificates of deposits curve and internally generated decay assumptions.

Loans payable:  These loans represent secured lending arrangements with local financial institutions that are generally floating rate instruments, and therefore their fair value has been determined to be par.

Notes payable, advances from FHLB, other short-term borrowings and securities sold under agreements to repurchase:  Valued utilizing discounted cash flow analysis over the remaining term of the obligation using market rates for similar instruments.

Assets and liabilities recorded at fair value on a recurring basis

The tables below present the balance of assets and liabilities measured at fair value on a recurring basis.

	June 30, 2009
	Total	Level 1	Level 2	Level 3

	(in thousands)

Assets:
Securities held for trading	$48,569	$—	$—	$48,569	(1)
Securities available for sale	3,061,061	—	2,736,797	324,264
Derivatives(2)	572	—	572	—
Servicing assets	112,869	—	—	112,869

	$3,223,071	$—	$2,737,369	$485,702

Liabilities:
Derivatives(3)	$13,303	$—	$13,303	$—

(1)	Represents interest-only strips, of which variable interest-only strips represent substantially all of the balance. Also, includes derivatives.

(2)	Included as part of securities held for trading in the Statement of Financial Condition.

(3)	Included as part of accrued expenses and other liabilities in the Statement of Financial Condition.

Notes to consolidated financial statements (unaudited)

	December 31, 2008
	Total	Level 1	Level 2	Level 3

	(in thousands)

Assets:
Securities held for trading	$251,590	$198,680	$—	$52,910	(1)
Securities available for sale	3,429,151	—	3,038,517	390,634
Derivatives(2)	287	—	287	—
Servicing assets	114,396	—	—	114,396

	$3,795,424	$198,680	$3,038,804	$557,940

Liabilities:
Derivatives(3)	$15,283	$—	$15,283	$—

(1)	Represents interest-only strips, of which variable interest-only strips represent substantially all of the balance. Also, includes derivatives.

(2)	Included as part of securities held for trading in the Statement of Financial Condition.

(3)	Included as part of accrued expenses and other liabilities in the Statement of Financial Condition.

The changes in Level 3 of assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Quarter ended June 30, 2009			Six month periods ended June 30, 2009
	Securities	Securities		Securities	Securities
	held for	available	Servicing	held for	available	Servicing
	trading	for sale	assets	trading	for sale	assets

	(in thousands)

Balance at beginning of period	$50,542	$345,976	$104,426	$52,910	$390,634	$114,396
Change in fair value	(1,973)	(1,370)	6,555	(4,341)	(37,167)	(4,798)
Other-than-temporary impairment	—	(6,795)	—	—	(6,795)	—
Principal repayment/amortization of premium and discount	—	(13,547)	—	—	(22,408)	—
Capitalization/sales, net	—	—	1,888	—	—	3,271

Balance at end of period	$48,569	$324,264	$112,869	$48,569	$324,264	$112,869

	Quarter ended June 30, 2008			Six month periods ended June 30, 2008
	Securities	Securities		Securities	Securities
	held for	available	Servicing	held for	available	Servicing
	trading	for sale	assets	trading	for sale	assets

	(in thousands)

Balance at beginning of period	$53,060	$20,881	$139,570	$67,992	$7,597	$150,238
Change in fair value	(2,360)	(461)	4,498	(2,940)	(1,529)	(7,099)
Principal repayment/amortization of premium and discount	—	—	—	(14,352)	14,352	—
Capitalization/sales, net	—	—	1,459	—	—	2,388

Balance at end of period	$50,700	$20,420	$145,527	$50,700	$20,420	$145,527

During the fourth quarter of 2008, the Company transferred approximately $288.7 million of Non-Agency CMOs from level 2 to level 3 since the market for these financial assets was inactive. Accordingly, the Company is determining the fair value of these assets using a valuation model that calculates the present value of future cash flows incorporating the Company’s own estimates of

Notes to consolidated financial statements (unaudited)

assumptions market participants use in determining fair value, including estimates of prepayment speeds, loss assumptions and discount rates.

Assets recorded at fair value on a nonrecurring basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The valuation methodologies used to measure these fair value adjustments are described above. For assets measured at fair value on a nonrecurring basis in 2008, that were still held on the balance sheet at June 30, 2009, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets or portfolios at period end.

	Carrying value	Level 3

	(in thousands)

June 30, 2009
Loans receivable(1)	$94,281	$94,281
Real estate held for sale(2)	25,008	25,008

Total	$119,289	$119,289

December 31, 2008
Loans receivable(1)	$77,966	$77,966

(1)	Represents the carrying value of loans for which adjustments are based on the appraised value of the collateral.

(2)	Represents the carrying value of real estate held for sale for which adjustments are based on the appraised value of the properties.

The following table summarizes total losses relating to assets (classified as level 3) held at the reporting periods.

		Gain (loss) for the quarters		Loss for the six month
	Location of loss recognized in	ended June 30,		periods ended June 30,
	the income statement	2009	2008	2009	2008

		(in thousands)

Loans receivable(1)	Provision for loan and lease losses	$351	$(475)	$(355)	$(5,028)

Real estate held for sale(2)	Other expenses	$(1,351)	$—	$(2,757)	$—

(1)	Represents the gain (loss) of loans for which adjustments are based on the appraised value of the collateral.

(2)	Represents the loss of real estate held for sale for which adjustments are based on the appraised value of the properties.

Disclosures about fair value of financial instruments

The following disclosure of the estimated fair value of financial instruments as of June 30, 2009 and December 31, 2008, as defined by SFAS No. 107, is made by the Company following SFAS 157. The carrying amounts in the following disclosure are recorded in the balance sheets under the indicated captions.

Notes to consolidated financial statements (unaudited)

The amounts in the disclosure have not been updated since quarter end, therefore, the valuations may have changed significantly since that point in time. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

	June 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	(in thousands)

Financial assets:
Cash and due from banks	$265,363	$265,363	$184,302	$184,302
Money market investments	49,254	49,254	3,215	3,215
Securities held for trading	49,141	49,141	251,877	251,877
Securities available for sale	3,061,061	3,061,061	3,429,151	3,429,151
Loans held for sale(1)	400,600	410,210	386,610	394,051
Loans receivable, net	5,147,770	5,094,002	5,119,693	5,117,983
Servicing assets	112,869	112,869	114,396	114,396
Financial liabilities:
Deposits	$4,064,257	$4,081,956	$4,402,772	$4,414,621
Securities sold under agreements to repurchase	1,776,184	1,858,309	1,907,447	2,010,465
Advances from FHLB	1,580,400	1,654,626	1,623,400	1,716,386
Other short-term borrowings	557,000	557,084	351,600	351,681
Loans payable	352,834	352,834	366,776	366,776
Notes payable	273,910	233,265	276,868	123,634
Derivatives(2)	13,303	13,303	15,283	15,283

(1)	Includes $192.6 million and $165.6 million for June 30, 2009 and December 31, 2008, respectively, related to GNMA defaulted loans for which the Company has an unconditional buy-back option.

(2)	Includes $0.4 million and $0.2 million of derivatives held for trading purposes and $12.0 million and $15.6 million of derivatives held for purposes other than trading, for June 30, 2009 and December 31, 2008, respectively, as part of accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

29.  DERIVATIVES

Doral Financial uses derivatives to manage its exposure to interest rate risk. The Company maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate changes. Derivatives include interest rate swaps, interest rate caps and forward contracts. The Company’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that net interest margin is not, on a material basis, adversely affected by movements in interest rates. To achieve its risk management objectives, the Company uses a combination of term funding, derivative financial instruments, particularly interest rate swaps, caps, as well as other types of contracts such as forward contracts.

Doral Financial accounts for derivatives on a marked-to-market basis with gains or losses charged to operations as they occur. The fair value of derivatives is generally reported net by counterparty. The fair value of derivatives accounted as hedges is also reported net of accrued interest and included in other

Notes to consolidated financial statements (unaudited)

liabilities in the Consolidated Statement of Financial Position. Derivatives not accounted as hedges in a net asset position are recorded as securities held for trading and derivatives in a net liability position as other liabilities in the Consolidated Statement of Financial Position.

As of June 30, 2009 and December 31, 2008, the Company had the following derivative financial instruments outstanding:

	June 30, 2009			December 31, 2008
	Notional	Fair value		Notional	Fair value
	amount	Asset	Liability	amount	Asset	Liability

	(in thousands)

Cash Flow Hedges:
Interest rate swaps	$345,000	$—	$(12,951)	$345,000	$—	$(15,096)
Other Derivatives (non hedges):
Interest rate caps	270,000	484	—	270,000	287	—
Forward contracts	200,000	88	(352)	35,000	—	(187)

Total	$815,000	$572	$(13,303)	$650,000	$287	$(15,283)

Cash Flow Hedges

As of June 30, 2009 and December 31, 2008, the Company had $345.0 million outstanding pay fixed interest rate swaps designated as cash flow hedges with maturities between September 2009 and November 2012. The Company designated the mentioned pay fixed interest rate swaps to hedge the variability of future interest cash flows of adjustable rate advances from FHLB. For the quarter and six month period ended June 30, 2009 no ineffectiveness was recognized. As of June 30, 2009 and 2008, accumulated other comprehensive loss included unrealized losses on cash flow hedges of $10.1 million and $0.8 million, respectively, which the Company expects to reclassify approximately $8.7 million and $1.3 million, respectively, into earnings during the next twelve months.

Doral Financial’s interest rate swaps had weighted average receive rates of 0.8% and 2.63% and weighted average pay rates of 3.63% at June 30, 2009 and December 31, 2008, respectively.

The table below presents the location and effect of cash flow derivatives on the Company’s results of operations and financial condition for the quarters ended June 30, 2009 and 2008.

	Location of loss				Loss reclassified from
	reclassified from			Accumulated other	accumulated other
	accumulated other			comprehensive	comprehensive loss to
	comprehensive loss to	Notional	Fair	income for the	income for the
	income	amount	value	quarter ended	quarter ended

(in thousands)

Cash flow Hedges
June 30, 2009
Interest rate swaps	Interest expense - Advances from FHLB	$345,000	$(12,951)	$2,388	$(2,310)

June 30, 2008
Interest rate swaps	Interest expense - Advances from FHLB	$195,000	$(3,343)	$2,923	$(932)

Notes to consolidated financial statements (unaudited)

The table below presents the location and effect of cash flow derivatives on the Company’s results of operations and financial condition for the six month periods ended June 30, 2009 and 2008.

	Location of loss			Accumulated other	Loss reclassified from
	reclassified from			comprehensive	accumulated other
	Accumulated other			income (loss) for	comprehensive loss to
	comprehensive loss to	Notional	Fair	the six month	income for the six
	income	amount	value	period ended	month period ended

(in thousands)

Cash flow Hedges
June 30, 2009
Interest rate swaps	Interest expense - Advances from FHLB	$345,000	$(12,951)	$3,593	$(3,704)

June 30, 2008
Interest rate swaps	Interest expense - Advances from FHLB	$195,000	$(3,343)	$(244)	$(1,243)

Trading and non-hedging activities

The following table summarizes the total derivatives positions at June 30, 2009 and 2008, respectively, and their different designations. Also, includes net gains (losses) on derivative positions for the periods indicated.

		June 30, 2009
	Location of gain (loss)			Net gain (loss)	Net gain (loss) for
	recognized in the	Notional	Fair	For the quarter	the six month period
	income statement	amount	value	ended	ended

		(in thousands)

Derivatives not designated as cash flow hedges:
Interest rate caps	Net loss on securities held for trading	$270,000	$484	$311	$198
Forward contracts	Net loss on securities held for trading	200,000	(264)	(236)	(1,267)

		$470,000	$220	$75	$(1,069)

		June 30, 2008
	Location of (loss) gain			Net gain (loss)	Net (loss) gain for
	recognized in the	Notional	Fair	for the quarter	the six month period
	income statement	amount	value	ended	ended

		(in thousands)

Derivatives not designated as cash flow hedges:
Interest rate swaps	Net loss on securities held for trading	$—	$—	$—	$(157)
Interest rate caps	Net loss on securities held for trading	270,000	2,246	1,254	764
Forward contracts	Net loss on securities held for trading	23,000	(539)	(96)	(806)

		$293,000	$1,707	$1,158	$(199)

Doral Financial held $470.0 million and $293.0 million in notional value of derivatives not designated as cash flow hedges at June 30, 2009 and 2008, respectively. At December 31, 2008, the notional value of derivatives not designated as cash flows hedges was $305.0 million.

Notes to consolidated financial statements (unaudited)

The Company purchases interest rate caps to manage its interest rate exposure. Interest rate cap agreements generally involve purchases of out of the money caps to protect the Company from adverse effects from rising interest rates. These products are not linked to specific assets and liabilities that appear on the balance sheet or to a forecasted transaction and, therefore, do not qualify for hedge accounting. As of June 30, 2009 and 2008 and December 31, 2008, the Company had outstanding interest rate caps with a notional amount of $270.0 million. For the quarter and six month period ended June 30, 2009, the Company recognized gains of $0.3 million and $0.2 million, respectively, on interest rate cap transactions. For the quarter and six month period ended June 30, 2008, the Company recognized gains of $1.3 million and $0.8 million, respectively, on interest rate cap transactions.

The Company enters into forward contracts to create an economic hedge on its mortgage warehouse line. During the second quarter of 2009, the Company entered into an additional forward contract with a notional amount of $150.0 million to create an economic hedge on its MSR. As of June 30, 2009 and 2008, the Company had forwards hedging its warehousing line with a notional amount of $50.0 million and $23.0 million, respectively. As of December 31, 2008, the Company had forwards hedging its warehousing line with a notional amount of $35.0 million. For the quarter and six month period ended June 30, 2009, the Company recorded losses of $0.2 million and $1.3 million, respectively, which included losses of $0.4 million related to the economic hedge on the MSR. For the quarter and six month period ended June 30, 2008, the Company recorded losses of $96,000 and $0.8 million, respectively.

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable. Because the notional amount of the instruments only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a small fraction of the notional amount. Doral Financial’s maximum loss related to credit risk is equal to the gross fair value of its derivative instruments. Doral Financial deals only with derivative dealers that are national market makers with strong credit ratings in their derivatives activities. The Company further controls the risk of loss by subjecting counterparties to credit reviews and approvals similar to those used in making loans and other extensions of credit. In addition, counterparties are required to provide cash collateral to Doral Financial when their unsecured loss positions exceed certain negotiated limits.

All derivative contracts to which Doral Financial is a party settle monthly, quarterly or semiannually. Further, Doral Financial has netting agreements with the dealers and only does business with creditworthy dealers. Because of these factors, Doral Financial’s credit risk exposure related to derivatives contracts at June 30, 2009 and December 31, 2008 was not considered material.

30.  SEGMENT INFORMATION

The Company operates in four reportable segments: mortgage banking activities, banking (including thrift operations), institutional securities operations and insurance agency activities. The Company’s segment reporting is organized by legal entity and aggregated by line of business. Legal entities that do not meet the threshold for separate disclosure are aggregated with other legal entities with similar lines of business. Management made this determination based on operating decisions particular to each business line and because each one targets different customers and requires different strategies. The majority of the Company’s operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area.

During 2006, the Company reduced the operations of Doral Securities and sold substantially all of Doral Securities’ investment securities. During the third quarter of 2007, Doral Securities voluntarily withdrew its license as broker dealer with the SEC and its membership with the Financial Industry Regulatory Authority (“FINRA”). As a result of this decision, Doral Securities’ operations during 2008 were limited to acting as a co-investment manager to a local fixed-income investment company. Doral Securities provided notice to the investment company in December 2008 of its intent to assign its rights

Notes to consolidated financial statements (unaudited)

and obligations under the investment advisory agreement to Doral Bank PR. The assignment was completed in January 2009.

The accounting policies followed by the segments are the same as those described in the Summary of Significant Accounting Policies described in the Company’s Notes to the Consolidated Financial Statements included in 2008 Annual Report on Form 10-K.

The following tables present net interest income, non-interest income, net income (loss) and identifiable assets for each of the Company’s reportable segments for the periods presented. This reportable structure includes the servicing assets and related income and expenses that were transferred during the third quarter of 2007 to Doral Bank PR as part of the banking segment.

	Mortgage		Institutional	Insurance	Intersegment
Quarter ended June 30, 2009	banking	Banking	securities	agency	eliminations(1)	Totals

	(in thousands)

Net interest income	$3,942	$37,176	$—	$—	$972	$42,090
Provision for loan and lease losses	5,380	4,753	—	—	—	10,133
Non-interest income	19,150	14,929	—	2,463	(17,411)	19,131
Income (loss) before income taxes	3,899	4,217	—	2,059	(14,613)	(4,438)
Net income	15,531	6,327	—	1,216	(14,858)	8,216
Identifiable assets	1,667,966	8,866,956	1,659	17,047	(799,190)	9,754,438

	Mortgage		Institutional	Insurance	Intersegment
Quarter ended June 30, 2008	banking	Banking	securities	agency	eliminations(1)	Totals

Net interest income	$4,882	$43,558	$—	$—	$415	$48,855
Provision for loan and lease losses	801	9,882	—	—	—	10,683
Non-interest income	7,432	20,327	6	3,535	(6,405)	24,895
(Loss) income before income taxes	(4,731)	13,452	(68)	2,719	(3,931)	7,441
Net (loss) income	(3,976)	7,934	(45)	1,659	(3,930)	1,642
Identifiable assets	2,106,364	8,931,123	2,037	24,166	(613,819)	10,449,871

(1)	The intersegment eliminations in the tables above include servicing fees paid by the banking subsidiaries to the mortgage banking subsidiary recognized as a reduction of the non interest income, direct intersegment loan origination costs amortized as yield adjustment or offset against net gains on mortgage loan sales and fees (mainly related with origination costs paid by the banking segment to the mortgage banking segment) and other income derived from intercompany transactions, related principally to rental income paid to Doral Properties, the Company’s subsidiary that owns the corporate headquarters facilities. Assets include internal funding and investments in subsidiaries accounted for at cost.

Notes to consolidated financial statements (unaudited)

Six month period ended	Mortgage		Institutional	Insurance	Intersegment
June 30, 2009	banking	Banking	securities	agency	eliminations(1)	Totals

	(in thousands)

Net interest income	$8,191	$68,063	$—	$—	$1,906	$78,160
(Recovery) provision for loan and lease losses	(2,396)	36,154	—	—	—	33,758
Non-interest income	24,184	12,887	—	4,988	(21,345)	20,714
Income (loss) before income taxes	3,910	(42,741)	—	3,895	(15,900)	(50,836)
Net income (loss)	17,105	(41,638)	—	2,604	(16,145)	(38,074)
Identifiable assets	1,667,966	8,866,956	1,659	17,047	(799,190)	9,754,438

Six month period ended	Mortgage		Institutional	Insurance	Intersegment
June 30, 2008	banking	Banking	securities	agency	eliminations(1)	Totals

Net interest income	$9,777	$77,353	$—	$—	$769	$87,899
Provision for loan and lease losses	1,641	13,828	—	—	—	15,469
Non-interest income	15,077	34,307	144	6,549	(13,803)	42,274
(Loss) income before income taxes	(6,374)	14,699	(3)	4,977	(8,784)	4,515
Net income (loss)	1,798	3,308	(14)	3,036	(8,784)	(656)
Identifiable assets	2,106,364	8,931,123	2,037	24,166	(613,819)	10,449,871

(1)	The intersegment eliminations in the tables above include servicing fees paid by the banking subsidiaries to the mortgage banking subsidiary recognized as a reduction of the non interest income, direct intersegment loan origination costs amortized as yield adjustment or offset against net gains on mortgage loan sales and fees (mainly related with origination costs paid by the banking segment to the mortgage banking segment) and other income derived from intercompany transactions, related principally to rental income paid to Doral Properties, the Company’s subsidiary that owns the corporate headquarters facilities. Assets include internal funding and investments in subsidiaries accounted for at cost.

The following table summarizes the financial results for the Company’s Puerto Rico and mainland U.S. operations.

Quarter ended June 30, 2009	Puerto Rico	Mainland US	Eliminations	Totals

	(in thousands)

Net interest income	$38,892	$3,080	$118	$42,090
Provision for loan and lease losses	9,977	156	—	10,133
Non-interest income	18,821	483	(173)	19,131
(Loss) income before income taxes	(6,329)	1,892	(1)	(4,438)
Net income	6,806	1,656	(246)	8,216
Identifiable assets	9,635,427	337,201	(218,190)	9,754,438

Quarter ended June 30, 2008	Puerto Rico	Mainland US	Eliminations	Totals

Net interest income	$46,939	$1,887	$29	$48,855
Provision for loan and lease losses	10,164	519	—	10,683
Non-interest income	24,148	824	(77)	24,895
Income before income taxes	6,520	922	(1)	7,441
Net income	1,610	33	(1)	1,642
Identifiable assets	10,392,531	233,814	(176,474)	10,449,871

Notes to consolidated financial statements (unaudited)

Six month period ended
June 30, 2009	Puerto Rico	Mainland US	Eliminations	Totals

	(in thousands)

Net interest income	$72,157	$5,798	$205	$78,160
Provision for loan and lease losses	33,556	202	—	33,758
Non-interest income	20,091	883	(260)	20,714
(Loss) income before income taxes	(54,189)	3,354	(1)	(50,836)
Net (loss) income	(40,282)	2,454	(246)	(38,074)
Identifiable assets	9,635,427	337,201	(218,190)	9,754,438

Six month period ended
June 30, 2008	Puerto Rico	Mainland US	Eliminations	Totals

Net interest income	$84,599	$3,200	$100	$87,899
Provision for loan and lease losses	15,052	417	—	15,469
Non-interest income	41,053	1,426	(205)	42,274
Income before income taxes	2,795	1,709	11	4,515
Net (loss) income	(1,288)	621	11	(656)
Identifiable assets	10,392,531	233,814	(176,474)	10,449,871

31.  SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events, through August 6, 2009, which is the date the financial statements were issued.

Annex A

Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717

Dear Holder of Shares of Convertible Preferred Stock:

We are soliciting consents (the “Consent”) in respect of shares of our 4.75% Perpetual Cumulative Convertible Preferred Stock (the “convertible preferred stock”) in favor of the authorization to amend the certificate of designation of our convertible preferred stock (the “Convertible Preferred Stock Amendment”).

If approved, the Convertible Preferred Stock Amendment will eliminate the requirement that full dividends in arrearages on the convertible preferred stock must have been declared and paid before we redeem, repurchase or otherwise acquire for consideration shares of our 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A preferred stock”), our 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B preferred stock”) and our 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C preferred stock”, and together with the Series A preferred stock and the Series B preferred stock, the “noncumulative preferred stock”). The convertible preferred stock and the noncumulative preferred stock shall be collectively referred to as the “preferred stock.” We are requiring holders of shares of convertible preferred stock that participate in the exchange offer to grant their consent to the Convertible Preferred Stock Amendment. For additional information on the Convertible Preferred Stock Amendment, please refer to the form of the proposed amendment to the certificate of designation of the convertible preferred stock which is enclosed with this letter as Annex A. See “The exchange offer—Convertible Preferred Stock Consent.” The affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment.

The enclosed Consent Solicitation Statement is being delivered to you in connection with the Exchange Offer (as defined below). As described in our Prospectus, dated         , 2009 (the “Prospectus”) for the Exchange Offer (as defined below), a copy of which is being distributed to you together with the enclosed Consent Solicitation Statement, we will not accept your shares of convertible preferred stock for exchange unless you follow the procedures contained in the letter of transmittal relating to the Exchange Offer (the “Letter of Transmittal”) to grant your Tendering Consent (as defined below) in favor of the Convertible Preferred Stock Amendment. If you do not wish to tender your shares of convertible preferred stock in the Exchange Offer, but you wish to take action in favor of or against the Convertible Preferred Stock Amendment, you may give a Non-Tendering Consent (as defined below) by following the instructions using the detachable voting instruction form provided in the Letter of Transmittal. The form of Consent is included in a detachable portion to the form of Letter of Transmittal for the Exchange Offer accompanying the Prospectus. The Prospectus is also included in our registration statement on Form S-4 (Registration No. 333-161546), filed with the Securities and Exchange Commission (“SEC”) on         , 2009, as amended.

On today’s date, we commenced an exchange offer (the “Exchange Offer”) pursuant to which we are offering to exchange, upon the terms and subject to the conditions set forth in the Prospectus and in the related Letter of Transmittal, a number of properly tendered and accepted shares of outstanding shares of convertible preferred stock for newly issued shares of our common stock, par value $0.01 per share (the “common stock”).

We will issue no more than           shares of our common stock in the exchange offer. Depending on the number of shares of our convertible preferred stock tendered in the exchange offer and the exchange

Annex A

ratio determined as described above, we may have to prorate tendered shares of convertible preferred stock to remain within this limit.

In order to validly tender your shares of convertible preferred stock in the Exchange Offer, you must: (1) if you were a record holder of your shares of convertible preferred stock, give a written consent in the manner specified in the accompanying Letter of Transmittal with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give a written consent in the manner specified in the accompanying Letter of Transmittal with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment (each of the Consents and instructions referred to in (1) and (2) above, a “Tendering Consent”).

If you do not wish to tender your shares of convertible preferred stock in the Exchange Offer, but you wish to take action with respect to the Consent, you must: (1) if you were a record holder of your shares of convertible preferred stock, using the detachable form provided in the accompanying Letter of Transmittal, consent to, withhold consent on, or abstain on the Convertible Preferred Stock Amendment and you must deposit corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to consent to, withhold consent on, or abstain on your behalf in the manner specified in the accompanying Letter of Transmittal with respect to the Convertible Preferred Stock Amendment (each of the instructions referred to in (1) and (2) above, a “Non-Tendering Consent” and, together with each Tendering Consent, a “Consent”).

The consent solicitation statement enclosed with this letter provides you with important information about the Convertible Preferred Stock Amendment for which we are seeking your Consent. We encourage you to read the entire consent solicitation statement carefully. You may also obtain additional information about us from documents we have filed with the SEC and on our website at www.doralfinancial.com.

Thank you for your support of Doral Financial Corporation.

Sincerely,

Glen R. Wakeman
President and Chief Executive Officer

Annex A

Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717

Notice of Solicitation of Written Consents

Dear Holder of Shares of Convertible Preferred Stock:

This consent solicitation statement is being delivered to you in connection with the Exchange Offer (as defined below). As described in our Prospectus, dated         , 2009 (the “Prospectus”) for the Exchange Offer, a copy of which is being distributed to you together with the enclosed consent solicitation statement, we will not accept your shares of convertible preferred stock for exchange unless you follow the procedures contained in the letter of transmittal relating to the Exchange Offer (the “Letter of Transmittal”) to grant your Tendering Consent (as defined below) in favor of the Convertible Preferred Stock Amendment. If you do not wish to tender your shares of convertible preferred stock in the Exchange Offer, but you wish to take action in favor of or against the Convertible Preferred Stock Amendment, you may give a Non-Tendering Consent (as defined below) by following the instructions using the detachable voting instruction form provided in the Letter of Transmittal. The form of Consent is included in a detachable portion to the form of Letter of Transmittal for the Exchange Offer accompanying the Prospectus. The Prospectus is also included in our registration statement on Form S-4 (Registration No. 333-161546), filed with the Securities and Exchange Commission (“SEC”) on         , 2009, as amended.

We are soliciting Consents from all of our holders of shares of convertible preferred stock. This consent solicitation statement was first sent to holders of shares of convertible preferred stock on         , 2009.

In order to validly tender your shares of convertible preferred stock in the Exchange Offer, you must: (1) if you were a record holder of your shares of convertible preferred stock, give a written consent in the manner specified in the accompanying Letter of Transmittal with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give a written consent in the manner specified in the accompanying Letter of Transmittal with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment (each of the Consents and instructions referred to in (1) and (2) above, a “Tendering Consent”).

If you do not wish to tender your shares of convertible preferred stock in the Exchange Offer, but you wish to take action with respect to the Consent, you must: (1) if you were a record holder of your shares of convertible preferred stock, using the detachable form provided in the accompanying Letter of Transmittal, consent to, withhold consent on, or abstain on the Convertible Preferred Stock Amendment and you must deposit corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to consent to, withhold consent on, or abstain on your behalf in the manner specified in the accompanying Letter of Transmittal with respect to the Convertible Preferred Stock Amendment (each of the instructions referred to in (1) and (2) above, a “Non-Tendering Consent” and, together with each Tendering Consent, a “Consent”).

The form of Consent is included in a detachable portion to the form of Letter of Transmittal for the Exchange Offer accompanying the Prospectus.

Annex A

Questions and answers about the consent materials and the consent solicitation

Who is soliciting my consent?

We are providing these consent solicitation materials to you in connection with our solicitation of Consents (as defined below) to approve the authorization to amend Section 4(d) of the certificate of designation of our convertible preferred stock (the “Convertible Preferred Stock Amendment”).

If approved, the Convertible Preferred Stock Amendment will eliminate the requirement that full dividends in arrearages on the convertible preferred stock must have been declared and paid before we redeem, repurchase or otherwise acquire for consideration shares of noncumulative preferred stock. We are requiring holders of shares of convertible preferred stock that participate in the exchange offer to grant their consent to the Convertible Preferred Stock Amendment. The affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment.

We are providing this consent solicitation statement, a Prospectus (as defined below) and a Letter of Transmittal (as defined below) to holders of shares of convertible preferred stock beginning on or about         , 2009. This consent solicitation statement contains important information for you to consider when deciding whether to consent to this matter. Please read it carefully.

Who is entitled to give a consent?

If you are a holder of our shares of convertible preferred stock, you are entitled to grant your Consent with respect to the Convertible Preferred Stock Amendment.

The form of the proposed amendment to the certificate of designation of the convertible preferred stock to reflect the changes to be made pursuant to the Convertible Preferred Stock Amendment is attached to this consent solicitation statement as Annex A. The form of Consent is included in a detachable portion to the form of letter of transmittal for the Exchange Offer accompanying the Prospectus.

What am I being asked to give my consent to?

You are being asked to give your Consent with respect to the Convertible Preferred Stock Amendment. The form of the proposed amendment to the certificate of designation of the convertible preferred stock to modify the terms of the convertible preferred stock to reflect the changes to be made pursuant to the Convertible Preferred Stock Amendment is attached to this consent solicitation statement as Annex A.

What portion of shares must give their consent in order to approve the convertible preferred stock amendment?

Under the certificate of designation with respect to the convertible preferred stock, the affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment.

How will the number of consents for each share of convertible preferred stock be determined?

The convertible preferred stock acts by number of shares, with holders being entitled to one “vote” per share of convertible preferred stock.

Annex A

If I am a holder of shares of convertible preferred stock, am I required to consent to the convertible preferred stock amendment if I wish to participate in the exchange offer?

Yes, holders of shares of convertible preferred stock are required to give their Consent in favor of the proposal if they wish to participate in the Exchange Offer. In order to validly tender your shares of convertible preferred stock in the Exchange Offer, you must: (1) if you were a record holder of your shares of convertible preferred stock, give a written consent, in the manner specified in the Letter of Transmittal, in favor of the Convertible Preferred Stock Amendment, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give a written consent on your behalf, in the manner specified in the Letter of Transmittal, with respect to such shares of convertible preferred stock, in favor of the Convertible Preferred Stock Amendment (each of the instructions referred to in (1) and (2) above, a “Tendering Consent”).

If I am a holder of shares of convertible preferred stock, but I do not wish to tender my shares in the exchange offer, how do I vote on the convertible preferred stock amendment?

If you do not wish to tender your shares of convertible preferred stock in the Exchange Offer, but you wish to give a consent with respect to the Convertible Preferred Stock Amendment, you must: (1) if you were a record holder of your shares of convertible preferred stock, using the detachable form provided in the Letter of Transmittal, consent to, withhold consent on, or abstain on the Convertible Preferred Stock Amendment and you must deposit the corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares, or (2) if you were a beneficial owner of shares of convertible preferred stock, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to consent on, withhold consent on, or abstain on your behalf, in the manner specified in the accompanying Letter of Transmittal with respect to the Convertible Preferred Stock Amendment (each of the instructions referred to in (1) and (2) above, a “Non-Tendering Consent” and, together with each Tendering Consent, a “Consent”).

Will there be a meeting of the holders of convertible preferred stock?

No, there will not be a meeting. In order to save the expense associated with holding a special meeting, we have elected to obtain approval of the Convertible Preferred Stock Amendment from holders of convertible preferred stock by written consent pursuant to Article 7.17 of the Puerto Rico General Corporation Law and the provisions of our Certificate of Incorporation, rather than by calling a meeting of holders of convertible preferred stock. We are soliciting Consents from all of our holders of shares of convertible preferred stock.

What is the deadline for delivering my consent?

If you are a holder of shares of convertible preferred stock and you wish to participate in the Exchange Offer, you must validly tender the stock certificate representing your shares of convertible preferred stock and give your Tendering Consent prior to 11:59 p.m., New York City time, on           , 2009 (the “Consent Deadline”). This deadline may be extended in accordance with applicable law. If you hold your shares of convertible preferred stock through a bank, broker, custodian, commercial bank, trust company or other nominee, due to the time required for your nominee to complete the required actions on your behalf, we urge you to contact your bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the Consent Deadline. We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time to process

Annex A

your completed Tendering Consent, and comply with the other procedures set forth in the Prospectus prior to the Consent Deadline.

Any extension of the expiration date of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Consent Deadline.

Holders of shares of convertible preferred stock that are not tendering in the Exchange Offer must return their Non-Tendering Consent prior to the Consent Deadline to have their Consent count. In order to deliver a Non-Tendering Consent, you must deposit the corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares. All shares of convertible preferred stock deposited for the purpose of giving your Non-Tendering Consent and which were not deposited to be tendered for exchange in the Exchange Offer will be returned, without expense, to you promptly following the settlement date, or as promptly as practicable after termination by us of the Exchange Offer or your valid withdrawal of your shares of convertible preferred stock, automatically revoking your Non-Tendering Consent. The board of directors may, subject to applicable law, extend the Consent Deadline in its sole discretion. If you hold your shares of convertible preferred stock through a bank, broker, custodian, commercial bank, trust company or other nominee, due to the time required for your nominee to complete the required actions on your behalf, we urge you to contact your nominee at least five business days prior to the Consent Deadline. Consents received after the Consent Deadline will be disregarded and have no effect.

Can I revoke my consent?

If you have tendered shares of convertible preferred stock in the Exchange Offer and we have not yet accepted your shares of convertible preferred stock, you may revoke your Tendering Consent by withdrawing any shares of convertible preferred stock that you tendered in the Exchange Offer on or prior to the expiration of the Exchange Offer. A withdrawal of your shares of convertible preferred stock will automatically revoke any Consent that you delivered with respect to those withdrawn shares of convertible preferred stock. If you have tendered shares of convertible preferred stock in the Exchange Offer and we accept your shares of convertible preferred stock, your Tendering Consent will become irrevocable, and you will be unable to revoke your Tendering Consent on and after the expiration date of the Exchange Offer.

Any tendered shares of convertible preferred stock that are not accepted for payment will be deemed to have consented to the Convertible Preferred Stock Amendment, even after such shares have been returned or credited as described in the Prospectus under “The exchanged offer—Return of Unaccepted Shares of Convertible Preferred Stock.” If you do not wish to consent to the Convertible Preferred Stock Amendment, you must withdraw your shares of convertible preferred stock deposited with the exchange agent on or prior to the expiration of the Exchange Offer.

If you did not tender your shares of convertible preferred stock in the Exchange Offer and granted a Non-Tendering Consent, you may revoke your Non-Tendering Consent at any time before the earlier of the Consent Deadline and the date on which we receive enough Consents to approve the Convertible Preferred Stock Amendment. If you wish to revoke or withhold your previously granted Non-Tendering Consent, you may do so by sending in a notice of withdrawal with respect to any shares of convertible preferred stock deposited with the exchange agent for the purpose of giving your Non-Tendering Consent.

If you are a beneficial owner of shares of convertible preferred stock and wish to change your instruction on your Non-Tendering Consent given to your bank, broker, custodian, commercial bank,

Annex A

trust company or other nominee, you will need to follow the procedures established by them in order to revoke your Non-Tendering Consent.

What if I don’t indicate my decision with respect to the convertible preferred stock amendment?

If you are a holder of record of shares of convertible preferred stock and return a signed detachable voting instruction form or Letter of Transmittal without indicating your decision on the Convertible Preferred Stock Amendment, you will be deemed to have given your Consent in favor of the Convertible Preferred Stock Amendment.

If you hold your shares of convertible preferred stock through a bank, broker, custodian, commercial bank, trust company or other nominee, and you return your voting instruction without indicating your decision, you will be deemed to have voted against the Convertible Preferred Stock Amendment. Your bank, broker, custodian, commercial bank, trust company or other nominee will not have the discretion to consent with respect to the shares beneficially owned by you, and the failure to consent will be equivalent to a vote against the Convertible Preferred Stock Amendment.

What happens if I do not grant my consent?

If you are a holder of shares of convertible preferred stock and you wish to participate in the Exchange Offer, if you do not give your Tendering Consent, we will not accept any of your shares of convertible preferred stock for exchange, and you will remain a holder of shares of convertible preferred stock following the conclusion of the Exchange Offer. Because we need the affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock to approve the Convertible Preferred Stock Amendment, if you do nothing, it will have the effect of voting against the Convertible Preferred Stock Amendment.

If you are a beneficial owner, you must instruct your bank, broker, custodian, commercial bank, trust company or other nominee how to vote. Your bank, broker, custodian, commercial bank, trust company or other nominee does not have the discretion to consent with respect to your shares on your behalf without your instructions. Failure to provide the record holder of your shares of convertible preferred stock with instructions on a matter, such that your bank, broker, custodian, commercial bank, trust company or other nominee is unable to grant a voting instruction on the matter, will be equivalent to a vote against the Convertible Preferred Stock Amendment.

How will the results of the consent solicitation be tabulated?

The results of the consent solicitation will be tabulated by MacKenzie Partners, Inc. on our behalf, who will separately count each Consent to approve the Convertible Preferred Stock Amendment (which is equivalent to a vote for the proposal), to withhold consent (which is equivalent to a vote against the proposal), or to abstain on the Convertible Preferred Stock Amendment. If you abstain from consenting on the Convertible Preferred Stock Amendment, the abstention will have the same effect as a vote against the Convertible Preferred Stock Amendment.

Annex A

Who can help answer my questions?

If you have any questions about how to grant or revoke your Consent or need additional copies of any relevant documentation, you should contact the information Agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The date of this document is          , 2009.

Annex A

Information on granting consents

We have elected to solicit approval of the Convertible Preferred Stock Amendment from holders of shares of convertible preferred stock by written consent pursuant to Article 7.17 of the Puerto Rico General Corporation Law and our certificate of designation for the convertible preferred stock, rather than by calling a meeting of holders of convertible preferred stock. We are soliciting Consents from all of our holders of shares of convertible preferred stock.

Under Section 6(c) of the certificate of designation of the convertible preferred stock, the affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment. As of         , 2009, there were 1,081,014 shares of convertible preferred stock issued and outstanding.

When consenting to the Convertible Preferred Stock Amendment, holders are entitled to one “vote” per share of convertible preferred stock.

If you are a holder of shares of convertible preferred stock, in order to validly tender your shares of convertible preferred stock in the Exchange Offer, you must give (or instruct your bank, broker, custodian, commercial bank, trust company or other nominee to give) your Tendering Consent in favor of the Convertible Preferred Stock Amendment.

If you are a holder of shares of convertible preferred stock and you do not wish to tender your shares of convertible preferred stock in the Exchange Offer but you wish to take action with respect to the Convertible Preferred Stock Amendment, you may give (or instruct your bank, broker, custodian, commercial bank, trust company or other nominee to give) your Non-Tendering Consent to consent to, withhold consent on, or abstain on the Convertible Preferred Stock Amendment. In order to deliver a Non-Tendering Consent, you must deposit the corresponding shares of convertible preferred stock with the exchange agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of convertible preferred stock previously deposited, which withdrawal will automatically revoke your Non-Tendering Consent in respect of such withdrawn shares.

Please see the Prospectus for additional information on the Exchange Offer and “Approval of convertible preferred stock amendment — Background and Reasons for the Convertible Preferred Stock Amendment” for additional information on the Convertible Preferred Stock Amendment.

Annex A

Approval of convertible preferred stock amendment

The certificate of designation of the convertible preferred stock requires the affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment.

Background and Reasons for the Convertible Preferred Stock Amendment

Effect of the Convertible Preferred Stock Amendment on Stockholders
The Convertible Preferred Stock Amendment will eliminate the requirement that full dividends in arrearages on the convertible preferred stock must have been declared and paid before we redeem, repurchase or otherwise acquire for consideration shares of noncumulative preferred stock. We are requiring holders of shares of convertible preferred stock that participate in the exchange offer to grant their consent to the Convertible Preferred Stock Amendment. The affirmative written consent of holders of two-thirds of the outstanding shares of convertible preferred stock is required to approve the Convertible Preferred Stock Amendment. The form of the proposed amendment to the certificate of designation of the convertible preferred stock to reflect the changes to be made pursuant to the Convertible Preferred Stock Amendment is attached to this consent solicitation statement as Annex A.

No Appraisal Rights
Under Puerto Rico law and our certificate of incorporation, holders of convertible preferred stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Convertible Preferred Stock Amendment.

Other matters

We will pay the cost of soliciting consents. In addition to soliciting consents by mail, we may solicit consents by personal interview, telephone and similar means. No director, officer or employee of us will be specially compensated for these activities. We also intend to request that brokers, banks, custodians, commercial banks, trust companies and other nominees solicit consents from their principals and will pay the brokers, banks, custodians, commercial banks, trust companies and other nominees certain expenses they incur for such activities.

Incorporation by reference

We incorporate by reference the following sections of our Registration Statement on Form S-4, which we filed with the SEC on               , 2009, as amended (the “Form S-4”): “Risk factors,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Security ownership of beneficial owners and management,” and the audited and unaudited financial statements and related notes of the Company. The information incorporated by reference is considered to be part of this consent solicitation statement.

Each person to whom this consent solicitation statement is delivered may request additional copies of the Form S-4, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

Doral Financial Corporation
Attention: Investor Relations
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico
Telephone number: 787-474-6298

You may also access this information at our website at http://www.doralfinancial.com. No additional information on our website is deemed to be part of or incorporated by reference in this consent solicitation statement.

Annex A to Consent Solicitation Statement

Form of Certificate of Amendment of the
Certificate of Designation of
Doral Financial Corporation

The undersigned officer of Doral Financial Corporation, a corporation organized and existing under and by virtue of the Puerto Rico General Corporation Law (the “Company”), DOES HEREBY CERTIFY as follows:

FIRST: The name of the Company is Doral Financial Corporation.

SECOND: Section 4(d) of the Certificate of Designation of the Company relating to its series of preferred stock designated as the “4.75% Perpetual Cumulative Convertible Preferred Stock” is hereby amended to read in its entirety as follows:

“No dividend shall be declared or paid or set apart for payment or other distribution declared or made, whether in cash, obligations or shares of Capital Stock of the Corporation (other than Junior Stock) or other property, directly or indirectly, upon any shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, repurchased or otherwise acquired for consideration by the Corporation through a sinking fund or otherwise, unless all accumulated and unpaid dividends through the most recent Dividend Payment Date (whether or not there are funds of the Corporation legally available for the payment of dividends) on the shares of Preferred Stock and any Parity Stock have been or contemporaneously are declared and paid in full or set apart for payment.”

THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Article 8.02 of the Puerto Rico General Corporation Law.

FOURTH: The foregoing amendment shall be effective upon filing with the Puerto Rico State Department.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer, this [     ] day of [     ], 2009.

DORAL FINANCIAL CORPORATION

By:
Name:

Title:

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

Article 1.02(B)(6) of the Puerto Rico General Corporation Law (the “PR-GCL”) provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Article Seventh of Restated Certificate of Incorporation of Doral Financial Corporation contains such a provision.

Article 4.08 of the PR-GCL authorizes a Puerto Rico Corporation to indemnify its officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which such officers and directors may be made parties by reason of being officers or directors. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise. Section 5 of Article Sixth of the Company’s Restated Certificate of Incorporation provides that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by law.

Section 1 of Article IX of the Company’s By-laws (the “By-laws”) provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employer or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 2 of Article IX of the By-laws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards set forth in the preceding paragraph, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 3 of Article IX of the By-laws provides that to the extent a director or officer of the Company has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX of the By-laws or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Part II

Section 5 of Article IX of the By-laws provides that the Company shall pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. The Company must make such advanced payments if it received an undertaking by or on behalf of any person covered by Section 1 of Article IX of the By-laws to repay such amounts, if it is ultimately determined that he is not entitled to be indemnified by the Company as authorized in Article IX of the By-laws.

Section 6 and 7 of Article IX of the By-laws provide that indemnification provided for by Sections 1 and 2 of Article IX of the By-laws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Company may purchase and maintain insurance on behalf of a director or officer of the Company against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the Company would have the power to indemnify him against such liabilities under such Sections 1 and 2 of Article IX of the By-laws.

The Company maintains a directors’ and officers’ liability insurance policy.

Item 21. Exhibits and financial statement schedules.

(a)	Exhibits

The Company has not filed as exhibits certain instruments defining the rights of holders of debt of the Company not exceeding 10% of the total assets of the Company and its consolidated subsidiaries. The Company will furnish copies of any such instruments to the Securities and Exchange Commission upon request.

Exhibit
number	Description

1.1	Form of Dealer Manager Agreement.**
3.1	Certificate of Incorporation of Doral Financial, which incorporates the certificates of designation of Doral Financial’s 7% Noncumulative Monthly Income Preferred Stock, Series A; Doral Financial’s 8.35% Noncumulative Monthly Income Preferred Stock, Series B; Doral Financial’s 7.25% Noncumulative Monthly Income Preferred Stock, Series C; and Doral Financial’s 4.75% Perpetual Cumulative Convertible Preferred Stock. (Incorporated herein by reference to Exhibit 3.1(j) of Doral Financial’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 19, 2008.)
3.2	Bylaws of Doral Financial Corporation, as amended on August 2, 2007. (Incorporated herein by reference to exhibit number 3.1 of Doral Financial’s Current Report on Form 8-K filed with the Commission on August 6, 2007.)
4.1	Common Stock Certificate. (Incorporated herein by reference to Exhibit 4.1 of Doral Financial’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 19, 2008.)
4.2	Loan and Guaranty Agreement among Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (“AFICA”), Doral Properties, Inc. and Doral Financial. (Incorporated herein by reference to exhibit number 4.1 of Doral Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed with the Commission on November 15, 1999.)
4.3	Trust Agreement between AFICA and Citibank, N.A. (Incorporated herein by reference to exhibit number 4.2 of Doral Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed with the Commission on November 15, 1999.)
4.4	Form of Serial and Term Bond (included in Exhibit 4.3 hereof).
4.5	Deed of Constitution of First Mortgage over Doral Financial Plaza. (Incorporated herein by reference to exhibit number 4.4 of Doral Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed with the Commission on November 15, 1999.)

Part II

Exhibit
number	Description

4.6	Mortgage Note secured by First Mortgage referred to in Exhibit 4.5 hereto (included in Exhibit 4.5 hereof).
4.7	Pledge and Security Agreement. (Incorporated herein by reference to exhibit number 4.6 of Doral Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed with the Commission on November 15, 1999.)
4.8	Indenture, dated May 14, 1999, between Doral Financial and U.S. Bank National Association, as trustee, pertaining to senior debt securities. (Incorporated herein by reference to exhibit number 4.1 of Doral Financial’s Current Report on Form 8-K filed with the Commission on May 21, 1999.)
4.9	Indenture, dated May 14, 1999, between Doral Financial and Bankers Trust Company, as trustee, pertaining to subordinated debt securities. (Incorporated herein by reference to exhibit number 4.3 of Doral Financial’s Current Report on Form 8-K filed with the Commission on May 21, 1999.)
4.10	Form of Stock Certificate for 7% Noncumulative Monthly Income Preferred Stock, Series A. (Incorporated herein by reference to exhibit number 4 (A) of Doral Financial’s Registration Statement on Form S-3 filed with the Commission on October 30, 1998.)
4.11	Form of Stock Certificate for 8.35% Noncumulative Monthly Income Preferred Stock, Series B. (Incorporated herein by reference to exhibit number 4.1 of Doral Financial’s Registration Statement on Form 8-A filed with the Commission on August 30, 2000.)
4.12	First Supplemental Indenture, dated as of March 30, 2001, between Doral Financial and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as trustee. (Incorporated herein by reference to exhibit number 4.9 to Doral Financial’s Current Report on Form 8-K filed with the Commission on April 2, 2001.)
4.13	Form of Stock Certificate for 7.25% Noncumulative Monthly Income Preferred Stock, Series C. (Incorporated herein by reference to exhibit number 4.1 of Doral Financial’s Registration Statement on Form 8-A filed with the Commission on May 30, 2002.)
4.14	Form of Stock Certificate for 4.75% Perpetual Cumulative Convertible Preferred Stock. (Incorporated herein by reference to Exhibit 4 to Doral Financial’s Current Report on Form 8-K filed with the Commission on September 30, 2003.)
5.1	Opinion of Enrique R. Ubarri, Esq., Executive Vice President and General Counsel, regarding the validity of the common stock being registered.*
8.1	Opinion of Simpson Thacher & Bartlett LLP (as to certain tax matters).*
8.2	Opinion of O’Neill & Borges (as to certain tax matters).*
10.1	Order to Cease and Desist issued to Doral Financial by the Board of Governors of the Federal Reserve System on March 16, 2006. (Incorporated herein by reference to Exhibit 99.2 to Doral Financial’s Current Report on Form 8-K filed with the Commission on March 17, 2006.)
10.2	Stipulation and Agreement of Partial Settlement, dated as of April 27, 2007. (Incorporated herein by reference to Exhibit 10.1 of Doral Financial’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Commission on April 30, 2007.)
10.3	Order to Cease and Desist issued to Doral Bank PR by the Federal Deposit Insurance Corporation, dated February 19, 2008. (Incorporated herein by reference to exhibit number 99-2 of Doral Financial’s Current Report of Form 8-K filed with the Commission on February 21, 2008.)
10.4	Purchase Agreement, dated September 23, 2003, between Doral Financial Corporation and Wachovia Securities LLC, as Representative of the Initial Purchasers of Doral Financial’s 4.75% Perpetual Cumulative Convertible Preferred Stock named therein. (Incorporated herein by reference to Exhibit 1 to Doral Financial’s Current Report on Form 8-K filed with the Commission on September 30, 2003.)
10.5	Employment Agreement, dated as of May 23, 2006, between Doral Financial and Glen Wakeman. (Incorporated herein by reference to Exhibit 10.1 to Doral Financial’s Current Report on Form 8-K filed with the Commission on May 30, 2006.)

Part II

Exhibit
number	Description

10.6	Employment Agreement, dated as of August 14, 2006, between Doral Financial Corporation and Lesbia Blanco. (Incorporated herein by reference to Exhibit 10.1 to Doral Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on December 29, 2006.)
10.7	Employment Agreement, dated as of September 25, 2006, between Doral Financial Corporation and Marangal I. Domingo. (Incorporated herein by reference to Exhibit 10.3 to Doral Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on December 29, 2006.)
10.8	Employment Agreement, dated as of October 2, 2006, between Doral Financial Corporation and Enrique R. Ubarri, Esq. (Incorporated herein by reference to Exhibit 10.7 to Doral Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Commission on December 29, 2006.)
10.9	Employment Agreement, dated as of June 25, 2007, between Doral Financial Corporation and Paul Makowski. (Incorporated herein by reference to Exhibit 10.11 to Doral Financial’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 19, 2008.)
10.10	Employment Agreement, dated as of June 1, 2007, between Doral Financial Corporation and Christopher Poulton. (Incorporated herein by reference to Exhibit 10.10 to Doral Financial’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Commission on March 19, 2008.)
10.11	Securityholders and Registration Rights Agreement dated as of July 19, 2007, between Doral Financial Corporation and Doral Holdings Delaware, LLC (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on July 20, 2007.)
10.12	Advisory Services Agreements, dated as of July 19, 2007, between Doral Financial Corporation and Bear Stearns Merchant Manager III, L.P. (Incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on July 20, 2007.)
10.13	Doral Financial 2008 Stock Incentive Plan (Incorporated herein by reference to Annex A to the Definitive Proxy Statement for the Doral Financial 2008 Annual Stockholders’ Meeting filed with the Commission on April 11, 2008.)
10.14	Employment Agreement, dated as of March 24, 2009, between Doral Financial and Robert E. Wahlman. (Incorporated herein by reference to Exhibit 99.2 to Doral Financial’s Current Report on Form 8-K filed with the Commission on March 26, 2009.)
10.15	Summary of Doral Financial Corporation 2007 Key Employee Incentive Plan.*
12.1	Computation of Ratio of Earnings to Fixed Charges.*
12.2	Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.*
21.1	List of Doral Financial’s subsidiaries.*
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1 above).*
23.3	Consent of O’Neill & Borges (included in Exhibit 8.2 above).*
23.4	Consent of Enrique R. Ubarri, Esq. (included in Exhibit 5.1 above).*
25.1	Powers of Attorney.*
99.1	Form of Letter of Transmittal.*
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99.3	Form of Letter to Clients.*
99.4	Form of Soliciting Dealer Form.*

* Previously filed.
** To be filed by amendment.

Part II

(b)	Financial statement schedules

All financial schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following

Part II

communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Part II

Signatures

Pursuant to the requirements of the Securities Act of 1933, Doral Financial Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Juan, Puerto Rico, on October 8, 2009.

DORAL FINANCIAL CORPORATION

By:	/s/ Robert E. Wahlman Name: Robert E. Wahlman Title: Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on October 8, 2009.

Signature	Title

* Glen R. Wakeman	Chief Executive Officer, President and Director

/s/ Robert E. Wahlman Robert E. Wahlman	Executive Vice President and Chief Financial Officer

* Dennis G. Buchert	Director

* James E. Gilleran	Director

* Douglas L. Jacobs	Director

* David E. King	Director

* Mark Kleinman	Director

* Howard M. Levkowitz	Director

* Frank W. Baier	Director

Part II

Signature		Title

* Raymond J. Quinlan		Director

* Gerard L. Smith		Director

* Laura G. Vazquez		Senior Vice President, Controller and Principal Accounting Officer

By:	/s/ Robert E. Wahlman Name: Robert E. Wahlman Title: Attorney-in-fact